Filed Pursuant to Rule 424(b)(4)

Registration No. 333-118783

Hutchison Telecommunications International Limited

(Incorporated under the laws of the Cayman Islands)

69,300,000

American Depositary Shares

Representing

1,039,500,000 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs. Each ADS represents 15 ordinary shares of Hutchison Telecommunications International Limited. The ADSs are evidenced by American Depositary Receipts, or ADRs. Our immediate parent company, Hutchison Telecommunications Investment Holdings Limited, which we refer to in this prospectus as the selling shareholder, is offering all the ADSs being sold in this offering. This offering is part of a global offering, which includes a sale of our ordinary shares by the selling shareholder to the public in Hong Kong. The selling shareholder will receive all of the net proceeds from the sale of ADSs being offered in this offering. The selling shareholder will also receive all of the net proceeds from the sale of additional ADSs if the underwriters’ option to purchase additional ADSs is exercised in full. We will not receive any proceeds from this offering. Investors may choose to receive ADSs or ordinary shares.

Prior to the global offering, there has been no public market for the ADSs or the ordinary shares. Application has been made for listing of the ADSs on the New York Stock Exchange under the symbol “HTX.” Application has been made for the listing of and permission to trade the ordinary shares on The Stock Exchange of Hong Kong Limited under the stock code “2332.”

See “ Risk Factors” beginning on page 14 to read about factors you should consider before buying the ADSs or ordinary shares.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Per ADS		Total
Initial public offering price	HK$	6.0700	US$	11.67	US$	808,731,000
Underwriting discount	HK$	0.1821	US$	0.35	US$	24,255,000
Proceeds, before expenses, to the selling shareholder	HK$	5.8879	US$	11.32	US$	784,476,000

The selling shareholder has granted the underwriters an option to purchase up to 11,550,000 additional ADSs at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADRs evidencing the ADSs against payment in U.S. dollars in New York, New York, on or about October 15, 2004.

Goldman Sachs (Asia) L.L.C.

ABN AMRO Rothschild

Citigroup Daiwa Securities SMBC Hong Kong

The Hongkong and Shanghai Banking Corporation Limited	JPMorgan	Merrill Lynch & Co.

Kotak Investment Banking	Morgan Stanley

Prospectus dated October 7, 2004.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless indicated otherwise, the financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, and is presented in Hong Kong dollars. Hong Kong GAAP differs in some material respects from United States generally accepted accounting principles, or US GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity to US GAAP, see note 34 to our combined financial statements.

•	references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong;

•	references to “Indian Rupee” or “INR” are to the currency of India;

•	references to “Japanese Yen” are to the currency of Japan;

•	references to “New Israeli Shekel” or “NIS” are to the currency of Israel;

•	references to “Pounds sterling” or “£” are to the currency of the United Kingdom;

•	references to “Thai Baht” or “THB” are to the currency of Thailand; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this prospectus contains translations of Hong Kong dollar amounts into U.S. dollars at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on June 30, 2004, which was HK$7.8000 = US$1.00. On October 7, 2004, the noon buying rate was HK$7.7975 = US$1.00. In addition, this prospectus contains translations of Thai Baht, Indian Rupees, New Israeli Shekels and pounds sterling into Hong Kong dollars at the rates of THB1.00 = HK$0.1907, INR1.00 = HK$0.1696, NIS1.00 = HK$1.7345 and £1.00 = HK$14.1383, based on the noon buying rates of the Federal Reserve Bank of New York for U.S. dollars into Thai Baht, Indian Rupees, pounds sterling and Hong Kong dollars, and on the rate published by the Bank of Israel for U.S. dollars into New Israeli Shekels, all on June 30, 2004.

i

PROSPECTUS SUMMARY

The following is a summary of some of the information contained, and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere, in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs or ordinary shares discussed under “Risk Factors” and our combined financial statements and notes to those financial statements included elsewhere in this prospectus.

Overview

We are a leading international provider of mobile and fixed-line telecommunications services with operations in eight countries and territories. We currently operate mobile telecommunications networks in Hong Kong, India, Israel, Sri Lanka, Paraguay, Ghana and Macau. We also own interests in companies that provide marketing and network services for a mobile telecommunications network in Thailand. In Hong Kong, we operate various digital mobile networks including a third-generation, or 3G, network. We also provide fixed-line telecommunications services to corporate and retail customers in Hong Kong. In 2003, we had a total turnover of HK$10,104 million and a net loss of HK$214 million, and for the six months ended on June 30, 2004, we had a total turnover of HK$6,891 million and a net profit of HK$773 million (including a one-time profit of HK$1,300 million from the placement of shares in one of our subsidiaries).

We are a newly-formed subsidiary of Hutchison Whampoa Limited, or Hutchison Whampoa, a conglomerate based in Hong Kong and listed on the main board of The Stock Exchange of Hong Kong Limited. Hutchison Whampoa operates five core business divisions in 42 countries. The five divisions are: (1) ports and related services; (2) telecommunications; (3) property and hotels; (4) retail and manufacturing; and (5) infrastructure, energy, finance and investments. Hutchison Whampoa began its mobile telecommunications business in Hong Kong in 1985 with the provision of analog telecommunications mobile services, and subsequently expanded into digital telecommunications mobile services. Hutchison Whampoa has been developing and operating second-generation, or 2G, mobile telecommunications services in various markets worldwide since 1995. In recent years, Hutchison Whampoa has also focused on developing 3G mobile telecommunications services in more developed mobile telecommunications markets.

Hutchison Whampoa has recently restructured its telecommunications business. Following this restructuring, we currently own Hutchison Whampoa’s mobile telecommunications and related businesses in each of Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, including Hutchison Whampoa’s 3G mobile and fixed-line telecommunications businesses in Hong Kong. The Hutchison Whampoa group will continue to operate its existing 2G mobile telecommunications businesses in Australia and Argentina and its 3G mobile telecommunications businesses in Western Europe and Australia through its other subsidiaries and affiliates. We currently are controlled by, and immediately following the offer will continue to be controlled by, Hutchison Whampoa.

Hutchison Whampoa decided to retain its mobile telecommunications businesses in Western Europe and Australia because these are mature telecommunications markets in which Hutchison Whampoa either has a start-up 3G business or in which the potential for any new mobile telecommunications business is likely to be in 3G or equivalent advanced services. These markets tend to have large numbers of mobile subscribers and significant existing or potential demand for high-value telecommunications services. Consequently, these businesses impose management challenges and risk profiles distinct from those that apply to our businesses.

As part of the restructuring, we have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. Hutchison Whampoa’s territory comprises Western Europe, Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A.). Our territory will cover all the remaining countries of the world.

No party may, without the other party’s prior consent, provide telecommunications services for voice, data and/or video in the other party’s territory, whether between fixed locations and/or moving locations, whether by wireline or wireless means, or establish, operate and maintain related facilities, whether by wireline or wireless means, including conducting the business of reselling such facilities and services. The activities which the parties are free to perform in the other’s territory include limited business activities and portfolio investments.

These restrictions will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued share capital, unless upon the cessation of such control by Hutchison Whampoa another party controls, directly or indirectly, 30% or more of our ordinary share capital, in which case the restrictions will terminate upon Hutchison Whampoa’s cessation of control. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). For more information about the terms of this agreement, see “Relationship with Hutchison Whampoa—Non-Competition Agreement.”

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth, in terms of subscribers and/or the value of services provided. We believe that a combination of strong economic growth and favorable demographic profiles in these markets will result in sustained increasing demand for our services. We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. In particular, we intend to continue to acquire or invest selectively in new businesses in countries in which we already have a presence, as well as in new markets.

We offer subscribers a range of mobile and fixed-line telecommunications services that are tailored to each market in which we operate or have business interests. These services include voice services, broadband data services, multimedia services, enhanced calling features, mobile and fixed- line Internet services, bandwidth services, international direct dialing, or IDD, services, roaming services, data center services and mobile and fixed-line Intranet services.

Hong Kong, India, Israel and Thailand are the geographical markets that currently account for substantially all of our turnover and operating profit (loss). The following table lists the relative contributions of these markets to our turnover and operating profit (loss) for 2003 and for the six months ended June 30, 2004:

	2003			Six months ended June 30, 2004
	Turnover		Operating profit (loss)	Turnover		Operating profit (loss)
	(HK$ in millions, except percentages)			(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	3,485	34.5%	619	1,749	25.4%	(39)
Hong Kong fixed-line	1,628	16.1	232 (1)	1,228	17.8	109
India	4,497	44.5	706	3,202	46.5	425
Israel(2)	—	—	595	—	—	356
Thailand	355	3.5	(1,113)	604	8.8	(407)
Others	139	1.4	(114)	108	1.5	(51)
Profit on partial disposal of a subsidiary company(3)	—	—	—	—	—	1,300

Total	10,104	100.0%	925	6,891	100.0%	1,693

(1)	Including our share of losses of Vanda Systems & Communications Holdings Limited, or Vanda, and its subsidiaries, in the amount of HK$4 million, as associated companies for part of 2003.
(2)	Partner Communications Company Ltd., or Partner, is one of our associated companies and therefore is not consolidated in our financial statements but instead is accounted for under the equity method. For purposes of illustrating the relative contribution of each market to our business, we have included in the table above our share (based on our equity interest) of the results of operations of Partner.
(3)	Our results for June 2004 include a one-time profit of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings, as further described in “Business—Hong Kong fixed-line business—Overview.”

Although we recorded a net profit for the first six months of 2004, we have a history of net losses. In addition, we would have recorded a net loss for the first six months of 2004 after excluding the one-time profit from the placement of shares in Hutchison Global Communications Holdings. It is likely that we will record losses in some future periods, as well, and we cannot assure you that we will record a net profit in 2004. As of December 31, 2003, we had accumulated losses of HK$6,141 million and a shareholders’ deficit of HK$6,375 million, and as of June 30, 2004, we had accumulated losses of HK$5,222 million and a shareholders’ deficit of HK$5,376 million. In addition, as of December 31, 2003, we had a working capital deficit of HK$6,250 million, and as of June 30, 2004, we had a working capital deficit of HK$5,484 million.

History

Hutchison Whampoa began its telecommunications business in Hong Kong in 1985 with the provision of analog mobile telecommunications services, and subsequently expanded into digital mobile telecommunications services. Since that time, Hutchison Whampoa has become a worldwide competitor in mobile telecommunications services. In Europe, Hutchison Whampoa built and developed the highly successful Orange PCS network and took Orange plc public before divesting its interests in 1999. In the United States, Hutchison Whampoa was an early investor in VoiceStream Wireless Corp., or VoiceStream, and supported and financed the development of VoiceStream into a major U.S. mobile telecommunications operator up until VoiceStream’s merger with Deutsche Telekom

AG, a major Europe-based international telecommunications carrier. Since 2000, Hutchison Whampoa has pioneered the development of third-generation mobile telecommunications, or 3G, technology and has rolled out 3G services in a number of countries in Western Europe and in Australia as well as Hong Kong. Set forth below is a summary of the principal telecommunications operations transferred to us upon completion of the restructuring of Hutchison Whampoa’s telecommunications business.

Hong Kong (including Macau):    The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operates its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecom, and its subsidiaries. As of December 31, 2003, Hutchison Telecom had approximately 1.83 million subscribers (almost all of whom were GSM subscribers), representing 25% of the mobile telecommunications market in Hong Kong. Hutchison Telecom is Hong Kong’s largest mobile telecommunications operator in terms of number of subscribers. Hutchison Telecom’s number of 2G and 3G subscribers in Hong Kong increased to approximately 1.96 million as of June 30, 2004. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services under the 3 brand and as of June 30, 2004 had over 94,000 3G subscribers. As of May 31, 2004, all our mobile telecommunications services in Hong Kong are offered under the 3 brand. In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services under the brand of Hutchison Telecom in Macau. As of December 31, 2003, the Hutchison Whampoa group had approximately 131,000 subscribers in Macau and its number of subscribers increased to approximately 155,000 as of June 30, 2004. The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications, under the brands HGC and Hutchison Global Communications, and has what we believe is the most extensive fiber-optic building-to-building network in Hong Kong capable of providing voice and data telecommunications services, with coverage of over one million households as of June 30, 2004. See “Business—Hong Kong and Macau mobile telecommunications business—Overview” for market and operating data for our Hong Kong and Macau mobile telecommunications businesses and “Business—Hong Kong fixed-line business—Overview” for market and operating data for Hutchison Global Communications.

India:    The Hutchison Whampoa group’s presence in India began in February 1992 when Hutchison Whampoa, together with an Indian partner, established a company which in 1994 was awarded a license to provide mobile telecommunications services in Mumbai (formerly Bombay). Commercial operations began in 1995. As of December 31, 2003, the Hutchison Whampoa group had acquired interests in six mobile telecommunications operators with a total of 11 service areas throughout India. Since the beginning of 2004, the Hutchison Whampoa group has obtained additional licenses in two other service areas, bringing the total number of service areas covered to 13 out of India’s 23 service areas. These operations have experienced significant subscriber growth in recent years, with the number of subscribers increasing from approximately 1.1 million as of December 31, 2001 to approximately 5.8 million as of June 30, 2004. Our business interests in India, which we refer to as Hutch India, provide these mobile telecommunications services under the Hutch and Orange brands. See “Business—India—Overview” for market and operating data for Hutch India. Aircel Digilink India Limited (part of Hutch India) entered into a preliminary agreement on June 19, 2004 to acquire from Aircel Tele Ventures Limited 100% of Aircel Limited and Aircel Cellular Limited. Completion of the acquisition is subject to various conditions. See “Business—India—Proposed Acquisition” for further information.

Israel:    The Hutchison Whampoa group established its presence in Israel in September 1997, when the Hutchison Whampoa group, together with local investors, formed Partner Communications

Company Ltd., or Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq and traded on the London Stock Exchange. We are currently its largest shareholder with an approximate equity interest of 43.1%. As of December 31, 2003, Partner had approximately 2.1 million subscribers, or approximately 31% of the Israel market, making it the second largest mobile telecommunications operator in Israel. Partner’s number of subscribers has increased to approximately 2.2 million as of June 30, 2004. Partner provides these mobile telecommunications services under the Orange brand. See “Business—Israel—Overview” for market and operating data for Partner.

Thailand:    The Hutchison Whampoa group commenced operations in Thailand in February 2003, when Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, our joint venture with CAT Telecom Public Company Limited (the successor to the telecommunications business operations of the former Communications Authority of Thailand), or CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the Hutch brand under a marketing service agreement running until April 21, 2015. As of June 30, 2004, the Hutch brand had approximately 530,000 subscribers. See “Business—Thailand—Overview” for market and operating data for the Hutch brand services in Thailand.

Other countries:    We also have majority interests and management control over mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. Subscriber numbers in each of those jurisdictions were approximately 69,000, 51,000 and 50,000, respectively, as of June 30, 2004. See “Business—Other countries” for market and operating data for Sri Lanka, Paraguay and Ghana.

Competitive strengths

We believe that the operating histories of the various telecommunications businesses described above demonstrate our significant expertise and success in developing and managing acquired operations. In particular, we believe that the following strengths will allow us to compete successfully against other telecommunications companies in our existing and future markets:

•	demonstrated ability to attain strong competitive positions in existing markets;

•	extensive operational experience;

•	strong brands and branding expertise;

•	technologically advanced networks;

•	ability to capture operating synergies; and

•	relationship with Hutchison Whampoa.

Business strategy

Our strategic objectives are to increase and diversify our revenues and profits by continuing to realize the potential of our existing operations and by selectively acquiring or investing in new businesses in our existing markets as well as in new markets.

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth both in terms of subscribers and the value of services provided. Consistent with our overall strategic objectives, we have developed the following specific business strategies:

•	strengthen the competitive position, efficiency and profitability of our existing businesses;

•	expand and diversify our businesses by pursuing selected acquisitions in growth markets; and

•	capture synergies through integration.

Planned consolidation and initial public offering of Indian operators

We have agreed with the other shareholders of our Indian operations on an intent to effect an initial public offering and listing of our Indian operations. The intended initial public offering would constitute a spin-off for us under the listing rules of The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and would therefore be subject to compliance by us with all requirements under the listing rules of the Hong Kong Stock Exchange that may be applicable at the relevant time unless otherwise agreed or waived by the Hong Kong Stock Exchange.

The listing rules of the Hong Kong Stock Exchange currently contain a principle to the effect that the Hong Kong Stock Exchange would not normally consider a spin-off application within three years of the date of the listing of the parent. The Hong Kong Stock Exchange has granted us a waiver from strict compliance with this three-year principle, but subject to compliance with the conditions set out in “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators.”

Our corporate information

We were incorporated in the Cayman Islands as an exempted company with limited liability in March 2004. Our principal offices are located at 18/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and our telephone number is (852) 2128-3222.

The Global Offering

This Offering

The selling shareholder is offering 69,300,000 ADSs in the United States and other parts of the world through the underwriters. This offering includes a public offering without listing in Japan, a preferential offering to qualifying shareholders of Hutchison Whampoa pursuant to the requirements of the Hong Kong Stock Exchange, and an offering to professional and institutional investors in Hong Kong. Ordinary shares may be delivered in lieu of ADSs at the option of the purchasers of the ADSs. The purchasers of the ADSs offered in the public offering without listing in Japan will take delivery of such ADSs in the form of ordinary shares.

Hong Kong Public Offering

The selling shareholder is offering 115,500,000 ordinary shares to the public in Hong Kong through the Hong Kong underwriters. Any unsold ordinary shares being offered in the Hong Kong public offering may be reallocated to this offering. See “Underwriting.”

Global Offering	This offering and the Hong Kong public offering collectively constitute the global offering. See “Underwriting.”

Option to Purchase Additional ADSs

The selling shareholder has granted to the underwriters an option, exercisable within 30 days after the date of commencement of trading of our ordinary shares on the Hong Kong Stock Exchange, to purchase up to 11,550,000 additional ADSs at the initial offering price less the underwriting discount.

ADSs	Each ADS represents 15 ordinary shares held by Citibank, N.A., as depositary. The ADSs will be evidenced by ADRs. See “Description of American Depositary Shares.”

Re-Allocation

The ADSs being offered in this offering, or the ordinary shares represented thereby (other than those allocated to the preferential offering to qualifying shareholders of Hutchison Whampoa), may be reallocated to the Hong Kong public offering. See “Underwriting.”

Price per Ordinary Share in the Hong Kong Public Offering and Preferential Offering

The initial public offering price per ordinary share in the Hong Kong public offering and the preferential offering, when increased by a 1% brokerage fee, a 0.005% transaction levy, a 0.002% investor levy and a 0.005% trading fee payable by purchasers of the ordinary shares in the Hong Kong public offering and the preferential offering, is effectively equivalent to the initial public offering price per share in this offering.

Timing of Global Offering	The following is a tentative timetable of various events in the global offering (Hong Kong time):

	Hong Kong public offering commences	September 30, 2004

	Hong Kong public offering closes	October 6, 2004 (noon Hong Kong time)

	Pricing of global offering	October 7, 2004

	Final allocation of ordinary shares to be made	October 8, 2004

	Trading of ADSs on the New York Stock Exchange commences	October 14, 2004 (evening Hong Kong time)

	Trading of ordinary shares on the Hong Kong Stock Exchange commences	October 15, 2004

Six-business-day Gap Between Pricing and Trading of Ordinary Shares

The ordinary shares offered in the global offering will not commence trading on the Hong Kong Stock Exchange until all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied or waived, which is expected to be six business days in Hong Kong after the date of pricing of the ordinary shares. The ADSs offered in this offering are expected to commence trading on the New York Stock Exchange on the business day in New York immediately preceding the day when trading of the ordinary shares commences on the Hong Kong Stock Exchange. You will not be able to sell or otherwise deal in the ADSs or ordinary shares prior to the commencement of trading on the New York Stock Exchange or the Hong Kong Stock Exchange.

Voting Rights	The holders of our ordinary shares will have one vote per ordinary share. The holders of our ADSs will be able to exercise their voting rights with respect to the underlying ordinary shares only in accordance with the terms of the deposit agreement. See “Description of American Depositary Shares—Voting Rights.” In some circumstances, some voting rights of holders of our shares, including shares underlying our ADSs, may be suspended to avoid any of our subsidiaries or affiliates being in breach or default. See “Description of Share Capital—Voting Rights Attaching to Our Shares.”

Use of Proceeds

We will not receive any proceeds from the global offering. The selling shareholder will receive all of the net proceeds from the global offering. We will, however, reimburse the selling shareholder an amount equal to the underwriting commissions deducted from the proceeds of the global offering and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by the selling shareholder and other associates of Hutchison Whampoa for the purpose of the restructuring and the global offering. The selling shareholder has agreed that it will not seek such reimbursement before December 31, 2005.

Selling Shareholder

All the ADSs being offered in this offering are being offered by the selling shareholder. The selling shareholder currently owns 4,500,000,000 ordinary shares, which represent all of our issued and outstanding ordinary shares. Following the global offering, assuming that the underwriters’ option to purchase additional ADSs is exercised in full, the selling shareholder will own 3,171,750,000 ordinary shares, which will represent approximately 70.48% of our issued and outstanding ordinary shares without taking account of any ordinary shares that will be transferred to NTT DoCoMo, Inc. pursuant to its agreement with Hutchison Whampoa. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.”

Listings

Application has been made for listing of the ADSs on the New York Stock Exchange under the symbol “HTX.” Application has been made for the listing of and permission to trade the ordinary shares on the Hong Kong Stock Exchange under the stock code “2332.”

Risk Factors	An investment in the ADSs and the ordinary shares involves significant risks that a prospective investor should consider carefully. See “Risk Factors.”

SUMMARY COMBINED FINANCIAL DATA

The following tables set forth summary combined financial data about our company. We have derived the combined financial data for 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 from our audited combined financial statements included elsewhere in this prospectus. The summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, these combined financial statements, including the related notes. These financial statements have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm. We have derived the combined financial data for 1999 and 2000 from our unaudited combined financial statements, which are not included in this prospectus. In the opinion of management, such unaudited financial data reflects all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair presentation of the results of those periods.

You should read the following summary combined financial data in conjunction with the rest of this prospectus, including our combined financial statements and the related notes and the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the basis of presentation of these financial statements, see notes 2, 3A, 3D, 3E and 34 to our combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Basis of Preparation of Financial Statements.”

Our combined financial statements have been prepared in accordance with Hong Kong GAAP, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit (loss) attributable to shareholders and shareholders’ deficits to US GAAP, see note 34 to our combined financial statements.

We completed a restructuring of our company in September 2004, which is described under the heading “The Restructuring” and elsewhere in the prospectus. Under Hong Kong GAAP, the restructuring will be given retroactive treatment only after financial statements are prepared for the period in which the restructuring has occurred. Accordingly, our combined financial statements under Hong Kong GAAP in this prospectus, and the summary combined financial data under Hong Kong GAAP set forth below, do not reflect the effects of the restructuring.

Under US GAAP, however, once the restructuring is completed, the restructuring must be accounted for as if it had been consummated as of the beginning of the periods presented. Consequently, the US GAAP data contained in note 34 to our combined financial statements in this prospectus, and the summary combined financial data under US GAAP set forth below, do reflect the effects of the restructuring. Among other effects, our share capital when reconciled to US GAAP was retroactively restated for the effect of the capitalization of the long-term amounts due to related companies in exchange for our ordinary shares issued to the selling shareholder as fully paid. Pursuant to the restructuring, HK$20,869 million of net amounts due to related companies was capitalized. In addition, loss per share in accordance with U.S. Statement of Financial Accounting Standards, or SFAS, 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for all periods presented.

	Year ended December 31,						Six months ended June 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except per share data)
	(unaudited)	(unaudited)
Combined Profit and Loss Account
Hong Kong GAAP
Company and subsidiary companies
Turnover	5,289	6,585	6,226	7,654	10,104	1,296	4,532	6,891	883
Interest income	230	16	62	87	56	7	30	9	1
Cost of inventories sold	2,079	1,294	628	533	547	70	250	821	105
Staff costs	820	691	672	995	1,081	139	527	704	90
Depreciation and amortization	579	1,067	1,283	1,696	2,262	290	1,030	1,504	193
Other operating expenses	1,672	3,464	5,339	4,803	5,936	761	2,496	3,834	492
Profit on partial disposal of a subsidiary company(1)	—	—	—	278	—	—	—	1,300	167

Operating profit (loss) of the Company and subsidiary companies	369	85	(1,634)	(8)	334	43	259	1,337	171
Share of profits less losses of associated companies	(737)	(366)	48	336	591	76	236	356	46
Share of profits less losses of jointly controlled entities	—	(139)	(102)	(22)	—	—	—	—	—

Operating profit (loss)	(368)	(420)	(1,688)	306	925	119	495	1,693	217
Interest and other finance costs, including share of associated companies and jointly controlled entities	1,267	863	1,009	1,087	1,026	132	500	552	71

Profit (loss) before taxation	(1,635)	(1,283)	(2,697)	(781)	(101)	(13)	(5)	1,141	146
Current taxation charge	108	—	—	6	22	3	10	44	6
Deferred taxation charge (credit)	(597)	(214)	(406)	156	(195)	(25)	122	282	36

Profit (loss) after taxation	(1,146)	(1,069)	(2,291)	(943)	72	9	(137)	815	104
Minority interests	(205)	(98)	(402)	43	286	37	126	42	5

Net profit (loss) attributable to shareholders	(941)	(971)	(1,889)	(986)	(214)	(28)	(263)	773	99

US GAAP(2)
Net profit (loss) attributable to shareholders				(844)	(358)	(46)	(135)	647	83

Income (loss) per share, basic and diluted				(0.19)	(0.08)	(0.01)	(0.03)	0.14	0.02

(1)	The HK$1,300 million profit for the first six months in 2004 is a one-time profit from the placement of shares in Hutchison Global Communications Holdings, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Factors Affecting Our Results of Operations—New Licenses and Acquisitions.”
(2)	US GAAP data for all periods presented reflects the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. The Hong Kong GAAP data presented above does not reflect the effects of the restructuring.

	As of December 31,						As of June 30,
	1999	2000	2001	2002	2003	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$	HK$	US$
	(in millions)
	(unaudited)	(unaudited)
Combined Balance Sheet
Hong Kong GAAP
Assets
Total non-current assets	11,279	17,533	19,889	25,625	31,067	3,983	33,715	4,322
Cash and cash equivalents	196	566	510	2,859	1,993	256	2,336	299
Restricted cash	—	111	30	575	6	1	16	2
Other current assets	1,685	1,963	1,984	1,639	3,177	407	3,965	509

Total assets	13,160	20,173	22,413	30,698	36,243	4,647	40,032	5,132

Liabilities
Current liabilities	3,310	5,626	5,032	11,090	11,426	1,465	11,801	1,513
Long-term loans	1,732	2,699	5,528	6,548	7,485	960	9,395	1,204
Amount due to related companies(1)	11,371	14,658	16,916	18,805	22,903	2,936	23,236	2,979
Other long-term liabilities	—	—	2	—	61	8	74	9

Total liabilities	16,413	22,983	27,478	36,443	41,875	5,369	44,506	5,705

Minority interests	(574)	402	(136)	327	743	95	902	116

Net liabilities	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

Capital and Reserves
Reserves	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

Shareholders’ deficits	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

US GAAP(1)
Total assets				32,934	38,121	4,887	39,973	5,125

Total liabilities				21,767	24,982	3,203	26,048	3,340

Shareholders’ equity(2)				11,167	13,139	1,684	13,925	1,785

(1)	US GAAP data for all periods presented reflects the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. The Hong Kong GAAP data presented above does not reflect the effects of the restructuring.
(2)	In connection with our recent restructuring, we issued additional ordinary shares to capitalize HK$20,869 million of the outstanding loans from Hutchison Whampoa group companies. The balance of HK$2,367 million of outstanding debt was offset by HK$2,056 million of receivables in our restructuring, leaving HK$311 million of non-capitalized debt. See “The Restructuring.”

Outstanding Debt

The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as of December 31, 2001, 2002 and 2003 and as of June 30, 2004:

	Total Debt
	As of December 31,			As of June 30, 2004
	2001	2002	2003
	(HK$ in millions)

Bank loans—current portion	2,163	4,807	3,723	4,037
Other loans—current portion	132	1,547	1,556	1,384
Debentures—current portion	11	—	204	—
Long-term loans	5,528	6,548	7,485	9,395
Interest-bearing loans from minority shareholders	4	4	4	4
Net long-term amounts due to related companies(1)	15,501	18,245	22,360	21,180

Total debt	23,339	31,151	35,332	36,000

(1)

Reflects the net aggregate amount of loans from the Hutchison Whampoa group. Some of these loans were interest-free, except for loans in the aggregate amount of HK$10,745 million as of June 30, 2004. See “Management’s Discussion and

Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.” In connection with our recent restructuring, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million). See “The Restructuring.” The remaining HK$311 million of loans from the Hutchison Whampoa group represents amounts drawn down under the HK$1,000 million loan facility described in “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group—Loan facilities.”

We have financed our network build-out and operating costs mainly through loans from commercial banks and from the Hutchison Whampoa group. As of December 31, 2001, 2002 and 2003 and June 30, 2004, the ratio of our total debt (including the shareholder loans from Hutchison Whampoa group companies, which have been capitalized since then) to total assets was approximately 104%, 101%, 97% and 90%, respectively. The reduction in this ratio reflects the increase in total assets as we continued to expand our networks.

Bank and Other Loans and Debentures

The following tables present bank loans and other interest-bearing borrowings and debentures which were guaranteed by Hutchison Whampoa and other members of the Hutchison Whampoa group as of August 31, 2004:

	As of August 31, 2004
	Due in 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years	Total
	(HK$ in millions)
India	2,561	1,959	—	—	4,520
Thailand	3,235	2,638	77	39	5,989

Total	5,796	4,597	77	39	10,509

Hutchison Whampoa and related companies have also provided loan facilities and other forms of credit support to our group. Such support has included Hutchison Whampoa guarantees in favor of Hutchison Telephone’s counterparties under a series of equipment sale and leaseback transactions entered into by Hutchison Telephone in 1998. For a description of such facilities and support, see “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group.”

RISK FACTORS

An investment in our ADSs and ordinary shares involves risks. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest. If the events underlying these risks occur, the trading price of our ADSs and ordinary shares could decline, and you could lose all or part of your investment. Additional risks not currently known to us or that we now believe are immaterial could also harm us or affect your investment. Because we are a Cayman Islands company, there are additional risks associated with investing in our ADSs and ordinary shares that are not typical for investments in securities of U.S. companies.

Risks Relating to Our Business

We face significant competition in our markets, which could result in decreases in current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants, to continue to drive prices for services and handsets (which we subsidize in many markets) lower. In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate and may be introduced in other markets in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in our subscribers and reduce our revenues. As a substantial majority of our subscribers in some markets are prepaid, we do not have long-term contracts with those subscribers and are more susceptible to subscriber churn in these markets.

Our market position will also depend on effective marketing initiatives and our ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the countries in which we operate. Any failure by us to compete effectively, including in terms of pricing of services, acquisition of new subscribers and retention of existing subscribers, could have a material adverse effect on our financial condition and the results of our operations.

We may not realize the benefits we expect from our investments, which may adversely impact our business

We have made significant investments in our network infrastructure and information technology systems to provide the services we offer. As of June 30, 2004, we had invested a total of HK$21,807 million in telecommunications and network equipment and acquisition of subsidiaries, and a total of HK$1,701 million in construction in progress (calculated at cost in each case). Our expenditures relating to telecommunications and network equipment were HK$3,227 million in 2002, HK$2,964 million (US$380 million) in 2003 and HK$1,279 million (US$164 million) for the six months ended June 30, 2004. In order to continue to develop our business and offer new services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop the range of services and products. Commercial acceptance by consumers of new services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt the new services to effectively and economically meet consumers’ demand thus impairing the return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as 3G, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition,

we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded.

New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

We have a history of losses, negative cash flows, shareholders’ deficits and working capital deficits which may continue and adversely affect our ability to meet our business and growth objectives

We have incurred significant losses and recorded negative cash flows in recent years. In 2001, 2002 and 2003, we had net losses attributable to shareholders of HK$1,889 million, HK$986 million and HK$214 million, respectively, and our cash flows from operating and investing activities were negative HK$3,620 million, HK$3,686 million and HK$5,478 million, respectively. As of December 31, 2001, 2002 and 2003, our shareholders’ deficits were negative HK$4,929 million, HK$6,072 million and HK$6,375 million, respectively. As of June 30, 2004, we had an accumulated loss of HK$5,222 million. While we recorded both an operating profit and a net profit attributable to shareholders in the first six months in 2004, these profits included a one-time profit of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings, as further described in “Business—Hong Kong fixed-line business—Overview.” Without this one-time profit, our operating profit for the first six months in 2004 would have been significantly smaller, and we would have recorded a net loss attributable to shareholders in the first six months in 2004.

It is likely that we will continue to record losses in some future periods, and we cannot assure you that we will record a net profit in 2004. We cannot assure you that our losses will not increase in the future or that we will be able to sustain our operating profits.

We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our financial condition and results of operations.

We have a high level of debt, including a significant amount of contingent and off-balance sheet liabilities

We have now and will continue to have for the foreseeable future a significant amount of debt. On a consolidated basis, we had a total of HK$14,820 million in bank loans, borrowings and debentures as of June 30, 2004, of which HK$5,421 million was short-term debt. HK$10,516 million of this debt was guaranteed by Hutchison Whampoa and its affiliates, HK$1,842 million was secured by pledges of our assets and HK$4,110 million was covered by letters of comfort from Hutchison International Limited, or Hutchison International, a subsidiary of Hutchison Whampoa.

As of June 30, 2004, we also had total contingent liabilities and commitments of HK$6,882 million. In addition to these quantifiable liabilities and commitments, we may be required to make material payments to purchase additional interests in our India operations if the other shareholders in those businesses exercise certain put options, subject to foreign ownership restrictions. We also have a limited funding obligation with respect to one of the Indian operating companies. We are required under the relevant shareholders’ agreements relating to our interests in the Thai operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interest in these operating companies. In addition, approximately 71.6% of our shares in Partner are subject to share pledges granted in favor of Partner’s creditors.

Because all of the shares and ADSs offered in the global offering are being sold by the selling shareholder, we will not receive any of the net proceeds of the global offering, and the proceeds will not be available for payment of our debt or for our business operations. However, as part of the restructuring prior to the global offering, portions of our debt will be converted into equity, lowering our overall debt levels. See “Capitalization” and “Use of Proceeds.”

Our high level of debt, our significant levels of assets pledged as security and our commitments to other contingent material payments could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to debt payments or other payment obligations, thereby decreasing the availability of our cash flow for business operations;

•	limit our flexibility and planning for, or reacting to, changes in our business and the telecommunications industry;

•	result in loss of assets pledged as security in the event we are unable to meet payment obligations; and

•	prevent us from accessing credit or equity markets to satisfy our repayment obligations as they become due on favorable terms, or at all.

Our current liabilities have historically exceeded, and continue to exceed, our current assets, which may constrain our operational flexibility

Our current liabilities have generally exceeded our current assets in recent years, and we had net current liabilities of HK$2,508 million, HK$6,017 million, HK$6,250 million and HK$5,484 million as of December 31, 2001, 2002 and 2003 and June 30, 2004, respectively. Our high level of net current liabilities could constrain our operational flexibility as well as adversely affect our ability to expand our business.

We require substantial amounts of capital for our business operations, and the failure to obtain needed capital may materially and adversely affect our growth prospects and future profitability

We require substantial capital to build, maintain and operate our telecommunications networks. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new mobile telecommunications technologies and potentially to acquire and invest in other telecommunications companies and spectrum rights. We anticipate that our capital expenditures in 2004 will be approximately 35% to 40% higher than in 2003 due to build-out and completion of our networks, and will decrease to approximately the same level in 2005 and 2006 as in 2003, depending upon subscriber growth and network expansion activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements—Capital Expenditures.” To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by mobile and fixed-line telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

In the past, we have relied on loans from third parties that were guaranteed by the Hutchison Whampoa group, as well as loans from members of the Hutchison Whampoa group, to help meet our working capital and other capital requirements. As of June 30, 2004, Hutchison Whampoa and its affiliates had guaranteed HK$10,516 million (US$1,348 million) of our borrowings and had outstanding loans to our related companies of HK$20,869 million (US$2,676 million). However, substantially all of the loans from the Hutchison Whampoa group to our related companies have been capitalized in connection with the restructuring and accordingly, after the restructuring, the loans will be reflected as paid-in capital rather than as loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements—Outstanding Debt.” Except for certain specific commitments described in “Certain Relationships and Related Party Transactions,” the Hutchison Whampoa group has no obligation to continue to guarantee loans or provide funding to us. We cannot assure you that we will be able to renew existing loans or borrow additional funds on the same terms or at all. Furthermore, we may incur significantly higher funding costs if we no longer have the benefit of the Hutchison Whampoa group guarantee.

Any new borrowings could include terms that restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended. If we are unable to renew existing funding or obtain additional funding in a timely manner or on acceptable terms, our growth prospects, competitive position and future profitability could be materially and adversely affected.

We may be required to take actions that are inconsistent with our business interests or objectives to avoid being deemed an investment company under the U.S. Investment Company Act of 1940

The U.S. Investment Company Act of 1940, or the 1940 Act, provides generally that a company is an investment company that must register as such under the 1940 Act and comply with its regulations if:

•	the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities; or

•	more than 40% of the value of the company’s total assets is represented by investment securities.

The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with our operations. We may therefore have to incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the 1940 Act after completion of the global offering.

As a company engaged, through our various subsidiaries and affiliates, primarily in the business of providing mobile telecommunications services, we believe that we are not an investment company within the meaning of the 1940 Act as of the date of this prospectus, and will not be an investment company within the meaning of the 1940 Act upon the completion of the global offering. Some of our minority equity investments in other companies may be deemed investment securities for purposes of the 1940 Act. However, even if those investments were so characterized, we believe that we are currently able to rely on a safe harbor exemption from the 1940 Act for certain “prima facie investment companies” as to which no more than 45% of the value of their total assets consists of, and no more than 45% of their net income is derived from, securities other than, majority-owned subsidiaries and subsidiaries controlled primarily by the issuer which are not investment companies.

One of our strategic objectives is to selectively acquire or invest in new businesses in our existing as well as new markets. We monitor and evaluate potential opportunities continually and are currently seriously considering a few of these opportunities. As a result of additional acquisitions of minority equity investments in other businesses, as well as fluctuations in the value of these securities or of our other assets, we may become an investment company under the 1940 Act, as such events may cause us to exceed the thresholds for the safe harbor exemption in the future. In order to provide us with the flexibility to pursue our business strategies, we intend to apply for exemptive relief from the 1940 Act as soon as practicable following the completion of the global offering. If we become an investment company under the 1940 Act and we are unable to obtain such relief, we would have to rely on the one-year safe harbor exemption from the 1940 Act for transient investment companies under Rule 3a-2 under the 1940 Act, and/or reduce our holdings of minority equity investments and other investment securities as a percentage of our total assets before the expiration of the one-year safe harbor period. This reduction could be effected in a number of ways, including the disposition of the relevant investment securities and/or the acquisition of other assets (including increasing our equity investments in certain companies) that would not constitute investment securities for purposes of the 1940 Act. If we are required to sell the relevant investment securities, we may be compelled to sell them sooner than we otherwise would. In addition, the sales may be at depressed prices and we may not realize the expected benefits from, or may incur losses on, such investments. Furthermore, we may not be able to sell certain investments due to contractual or legal restrictions or the inability to locate a suitable buyer. We may also incur tax liabilities when we sell such investments. If we decide to try to acquire additional assets that would not constitute investment securities, we may not be able to identify and acquire suitable assets and businesses.

We may be unable to make investments in other companies that are important to our operating strategy if doing so would render us an investment company under the 1940 Act. In addition, if we were deemed to be an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. This could impede our ability to raise additional capital or to implement our business plan. We could also be subject to administrative or legal proceedings.

Our controlling shareholder may take actions that are not in, or may conflict with, our public shareholders’ best interests

Our principal shareholder is Hutchison Whampoa, which will hold at least a majority of our shares immediately after the closing of the global offering. Hutchison Whampoa is able to influence our business through its ability to control actions that require majority shareholders’ approval and through its representatives on our board of directors. Except as otherwise disclosed in “Relationship with Hutchison Whampoa,” Hutchison Whampoa is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or the best interests of our minority shareholders. In addition, Hutchison Whampoa may engage in activities that conflict with such interests. If the interests of Hutchison Whampoa conflict with the interests of our other shareholders, or if Hutchison Whampoa chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those shareholders could be disadvantaged by the actions that Hutchison Whampoa chooses to pursue.

In addition, we currently benefit from our ongoing relationship with Hutchison Whampoa and its other subsidiaries and affiliates through their global reach and relationships. We cannot assure you that Hutchison Whampoa will continue to allow us to have access to such benefits in the future.

While we have entered into a non-competition agreement with Hutchison Whampoa, Hutchison Whampoa may compete with us in the future

We have entered into a non-competition agreement with Hutchison Whampoa that limits the markets in which we each may operate. The restrictions in the non-competition agreement will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless upon the cessation of such control by Hutchison Whampoa another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will terminate upon Hutchison Whampoa’s cessation of interest. The restrictions in the non-competition agreement will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). See “Relationship with Hutchison Whampoa—Non-Competition Agreement” for a discussion of the terms of the non-competition agreement. We cannot assure you that any conflict of interests and overlap of business activities and operations between Hutchison Whampoa and us will not materially and adversely affect our financial condition, results of operations and prospects.

We do not own all of the intellectual property rights in the brands under which we market our services, and if any of the brands under which we operate become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use 3, Hutch and Hutchison Telecom and other trade marks that include the word “Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. If these provisions are triggered, we may have to renegotiate the terms of these trade mark arrangements and/or pay royalties for the use of the relevant trade marks and domain names. We cannot assure you that the fees and terms of use will be commercially acceptable to us if we have to renegotiate these arrangements. We use the Hutch brand in most of our markets and 3 in Hong Kong. We also have been granted licenses to use certain trade marks from non-Hutchison Whampoa entities, notably the Orange brand, which we license from subsidiaries of Orange SA. We have been using the Orange brand for our 2G mobile telecommunications operations in Israel and Mumbai, India.

After recently having terminated our arrangement to license the Orange brand for use in Hong Kong, all our mobile telecommunications services in Hong Kong are now offered under the 3 brand. Our financial condition and the results of our operations could be materially and adversely affected if the rebranding of our Hong Kong 2G mobile telecommunications business is not successful. Furthermore, if any of the brands under which we operate become unavailable to us, we could face disruptions in our operations and, as a consequence, our financial condition and the results of our operations could be materially and adversely affected due to the importance of the trade marks and domain names to the branding of our business operations.

Our historical financial condition and results of operations may have been different had we been operated as a stand-alone enterprise

Our combined financial statements included elsewhere in this prospectus have been prepared as if our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all the periods presented, and include the accounts of our direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring. For further information on the presentation of our combined financial statements, see notes 2, 3A, 3D and 3E to our combined financial statements included elsewhere in this prospectus. Our combined financial statements may not reflect what our historical financial condition and results of operations would have been if we had operated as a separate group of companies, instead of as a part of the Hutchison Whampoa group, and they are not necessarily indicative of our future financial condition or results of operations.

For example, in the past our network build-out and operating costs have been partially funded by the Hutchison Whampoa group, directly in the form of shareholder loans and indirectly in such form as guarantees and pledges of Hutchison Whampoa group assets. As of June 30, 2004, we had net loans in the aggregate amount of HK$20,869 million (US$2,676 million) from the Hutchison Whampoa group companies. Following the restructuring, the Hutchison Whampoa group may no longer provide new shareholder loans or guarantees and/or other forms of new credit support to us, and we will need to procure alternative funding sources for our capital expenditure requirements as an independent group of companies. Our funding costs may increase as a result, which may affect our financial condition and results of operations in future periods.

As a holding company, we rely on the ability of our operating companies to generate earnings and pay dividends to us, and any decline in the earnings of our operating companies or their ability to pay dividends to us would materially and adversely affect our earnings and operational flexibility

As we are a holding company, we have no significant operations of our own. We currently conduct all our operations directly or indirectly through our operating companies. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our operating companies. If earnings from our operating companies were to decline, our earnings and cash flow would be materially and adversely affected. As of June 30, 2004, we had, on a consolidated basis, accumulated losses of HK$5,222 million (US$669 million) representing accumulated losses in a number of our operating subsidiaries. Our cash flows are principally derived from dividends paid to us by our operating companies. As a result, our ability to distribute dividends largely depends on earnings from our operating companies and their ability to pay dividends out of those earnings. We cannot assure you that our operating companies will generate sufficient earnings and cash flows to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Our operating companies do not have a history of paying dividends. The ability of our operating companies to pay dividends depends on business considerations and regulatory limits. In addition, our operating companies have incurred substantial indebtedness to third parties. The terms of the agreements with some of these third-party lenders restrict our ability to obtain funds from these operating companies. Accordingly, we cannot assure you that our operating companies will be able to pay us dividends. Certain of our operating companies are subject to restrictions in shareholders’ agreements that will restrict our ability to obtain funds from these operating companies. Restrictions on the ability of our operating companies to pay dividends to us may adversely impact our operational flexibility and growth prospects.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our Board of Directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. Furthermore, holders of our preference shares, if any, will have a preferential right to receive dividends, and no dividends are payable on our ordinary shares until unpaid, accumulated dividends have been paid on our preference shares. See “Description of Share Capital—Dividends.” We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends may be further subject to restrictive covenants contained in indentures and loan agreements governing, in each case, indebtedness we may incur. Currently, we have undertaken in a credit facility not to pay dividends to shareholders for so long as amounts remain outstanding under the credit facility. For a description of this facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.” See also note 12 to our combined financial statements which describes restrictions on the ability of certain of our subsidiaries to pay dividends.

We do not own the majority of the voting stock in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

Our ownership interests in our operating companies, particularly in India and Israel, do not in every instance provide us with the ability to control all actions that require shareholder approval. The turnover represented by Indian operations accounted for 46.5% of our total turnover in the first six months of 2004, and our share of Partner’s operating profit represented 21.1% of our operating profit. In addition, our representatives on the boards of directors of some of our operating companies do not constitute a majority of those boards. As a result, although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our interests or overall strategic objectives. See “Business—India—Ownership” and “Business—Israel—Ownership.”

We may encounter operational and control difficulties when commencing businesses in new markets

Despite our extensive operating experience, the rapid development and establishment of telecommunications businesses in new markets may nevertheless raise unanticipated operational or control risks. For example, the business commenced in Thailand in 2003 experienced an unexpected and unusual level of losses due to bad debt and provisioning for capitalized subscriber acquisition costs relating to involuntarily churned subscribers. Bad debt provisions from the Thai operations through June 30, 2004 amounted to approximately HK$243 million (US$31 million), with an additional HK$234 million (US$30 million) in provisions for capitalized subscriber acquisition costs as of June 30, 2004. We have taken steps to address the problems in Thailand, but there can be no assurance that these difficulties will be fully rectified on a timely basis. Ongoing risks in this market and similar risks in other new markets could have a material adverse effect on our financial condition and the results of our operations.

We depend on certain key personnel, and our business and growth prospects may be disrupted if we lose their services

Our future success is dependent upon the continued service of our key executives and employees. We cannot assure you that we will be able to retain these executives and employees. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected. Furthermore, since our industry is characterized by high demand and increased competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Risks Relating to Markets Where We Operate

The application of several aspects of the existing regulations and policies on foreign ownership in India and other countries is unclear, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations

Governmental policy and/or regulations in some countries in which we currently operate or may operate in the future limit the nature and extent of our investments in those countries. For example, we are currently prohibited from owning more than 49% of the voting equity of any telecommunications operator in India, or 50% or more of the equity of any company engaged in the provision of services, including telecommunications services, in Thailand. As a result, we cannot control the business operations of our Indian investees, and the extent of our equity investments in the marketing and network companies in Thailand is restricted. See “Business—India—Ownership,” “Regulation—India,” “Business—Thailand—Ownership” and “Regulation—Thailand.” Our Indian and Thai operating companies accounted for 31.6% and 12.7%, respectively, of our total assets as of June 30, 2004, and 46.5% and 8.8%, respectively, of our turnover in the six months ended June 30, 2004.

The application of several aspects of the existing regulations and policies on foreign ownership in India and other countries is unclear. In addition, the regulators in the countries, such as India and Thailand, in which we are subject to foreign ownership restrictions may re-evaluate foreign ownership restrictions and other regulations applicable to the telecommunications and other sectors. There could, accordingly, be clarifications of, or changes in, the application or interpretation of existing regulations or policies, or in the regulations or policies themselves, that could require us to remove or amend our existing arrangements and reduce our voting and/or economic interests in the relevant companies. Any such removal, amendment or reduction could affect our ability to implement our business strategy in the affected countries. If foreign ownership restrictions are determined to have been violated, it is possible that monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our financial condition and the results of our operations.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar could adversely affect our financial condition and the results of our operations

If the currencies of various countries in which we conduct our operations fluctuate relative to the Hong Kong dollar, which we use as our reporting currency in our combined financial statements, these fluctuations may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars. We recorded a net exchange gain of HK$42 million (US$5 million) in 2003, compared to a net exchange loss of HK$1 million in each of 2002 and 2001. Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into Hong Kong dollars and other currencies. In addition, the governments of certain countries in which we operate, such as India, have instituted, and other countries may in the future institute restrictive exchange rate policies that limit or restrict our ability to convert their respective currencies into other currencies or to transfer other currencies out of their jurisdictions. We cannot assure you that currency fluctuations or limitations on our ability to convert or transfer currencies would not have a material adverse effect on our financial condition and the results of our operations.

Hong Kong, India and Israel represent a large percentage of our operations, and changes in demand in these markets could have a negative effect on our business

A significant portion of our turnover and income historically has been derived from our businesses in Hong Kong, India and Israel, and these markets are likely to continue to account for a large portion of our business in the future. In the first six months of 2004, of our consolidated turnover of HK$6,891 million, turnover from our Hong Kong businesses (including Macau) was HK$2,977 million and turnover from India was HK$3,202 million. Because our business in Israel is accounted for on the equity method of accounting, turnover from this business is not included in our consolidated turnover. In the first six months of 2004, of our operating profit of HK$1,693 million, operating profit from our Hong Kong businesses (including Macau) was HK$70 million, operating profit from India was HK$425 million and our proportionate share of operating profit from our business in Israel was HK$357 million.

We can give no assurance that we can sustain our current levels, or that demand for our services will increase, in these three markets. In the event that revenue from these three markets declines and we are not able to generate income at a comparable size from our other market areas, our business and financial performance may be adversely affected.

Our CDMA license in Hong Kong may not be renewed and we may incur significant costs to discontinue the related network operations and exit the related agreements

Our Hong Kong operations are regulated by the Telecommunications Authority, a public officer appointed by the Chief Executive and the Office of the Telecommunications Authority of Hong Kong, or OFTA, the executive arm of the Telecommunications Authority. OFTA recently announced in a consultation paper an intention not to renew the two licenses operating in the 800 MHz band of frequencies in Hong Kong. One of these licenses is in respect of our CDMA mobile telecommunications services and expires in November 2005. Under this proposal, we will not be offered a right of first refusal to apply for a new mobile carrier license to continue our current CDMA mobile telecommunications services. In place of the vacated band of frequencies, OFTA proposes to offer to the market a new mobile telecommunications license. We are vigorously opposing OFTA’s proposal and will strenuously pursue renewal of the CDMA license, and do not exclude the possibility of legal challenge. We cannot assure you that our business, financial condition, the results of our operations and prospects would not be materially and adversely affected by OFTA’s failure to renew our CDMA license. In particular, if we are unable to renew our CDMA license and the new license is issued to another party, we will have to incur significant costs to dismantle our existing CDMA network and to discontinue the related network operations, including payment of outstanding liabilities under those agreements that we have entered into for our existing CDMA network for contractual commitments which expire beyond November 2005. These agreements include those long-term contracts which we have entered into for leased lines or for the use of telecommunications systems in connection with the provision of our CDMA service. In addition, we would have to attempt to migrate our existing CDMA customers to our other networks, which may involve incentive payments. Moreover, any failure to renew the license may materially affect our business strategy because we would no longer be able to use our existing CDMA network to further develop our existing CDMA business and roaming service.

Our ability to effect an initial public offering of our Indian operations may be subject to restrictions imposed by the Hong Kong Stock Exchange

The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the principle currently contained in the listing rules of the Hong Kong Stock Exchange to the effect that no application for a separate listing of a subsidiary will normally be permitted within three years of a parent company’s own listing on the main board of the Hong Kong Stock Exchange. This waiver has been granted on condition that: (1) our plans, including proposed timings, to effect an initial public offering of our Indian operations are sufficiently disclosed in the prospectus for the Hong Kong offering, together with certain financial information including our combined balance sheet on a pro forma basis accounting for our current interests in the Indian operations on an unconsolidated basis (accounted for under the equity method); (2) we include in a circular to our shareholders in connection with effecting an initial public offering supplemental consolidated financial information prepared on a basis as if our interests in the Indian operations were consolidated even though, for whatever reason, our interests in the Indian operations are not consolidated in our audited financial statements; (3) we voluntarily submit to a vote of our shareholders with respect to the proposed initial public offering whether or not such approval would otherwise be required; (4) we will continue to retain sufficient influence over the Indian operations to ensure those businesses continue to develop in the manner contemplated in this prospectus; (5) such listing is effected by June 30, 2005; and (6) following such listing if we do have to account for our Indian operations on an unconsolidated basis (accounted for under the equity method), we include in our accounts a note on associated companies with additional information regarding the Indian holding company’s income, profits or losses, current assets, long-term assets, current liabilities, long-term liabilities and contingent liabilities. See “Business—India—Ownership—Planned consolidated and initial public offering of Indian operators.”

If it is considered not in the interests of all relevant parties to proceed with an initial public offering and listing of our Indian operations until after June 30, 2005, but within three years of our own listing on the Hong Kong Stock Exchange, then for so long as the current restrictions in the listing rules of the Hong Kong Stock Exchange continue to be in force we would not be able to proceed with such an initial public offering and listing without first obtaining a further waiver from the Hong Kong Stock Exchange from strict compliance with the three-year principle contained in the listing rules of the Hong Kong Stock Exchange. In such circumstances, there can be no assurance that the Hong Kong Stock Exchange will grant the required waiver on terms that are acceptable to us. If we were unable to obtain such a further waiver on acceptable terms and in a timely manner, we may lose the opportunity to realize the benefits we hope to obtain from the initial public offering and listing of our Indian operations.

An initial public offering of our Indian operations may adversely affect our business operations in India

We have agreed with the other shareholders of our Indian operations on an intent to effect an initial public offering and listing of the Indian operations by December 31, 2004, subject to commercial factors and prevailing market conditions. The proposed initial public offering would result in a dilution of our equity interest in the Indian operations. As a result of our diluted interest in the Indian operations and reduced proportion of board representation, the proposed offering could also decrease the degree of influence that we exercise over the Indian operations. The Indian operations are currently treated for accounting purposes as our subsidiaries and are consolidated in our financial statements. If following the proposed initial public offering of our Indian operations, we no longer bear the majority of the economic risks and/or are no longer entitled to the majority of the economic rewards of the Indian operations, then the Indian operations will be treated as associated companies and accounted for under the equity method, which (in addition to the effect of dilution) would result in changes to the presentation of the Indian operations in our financial statements. We cannot provide any assurances regarding the degree of dilution of our equity interest and of the degree of influence that we exercise over the Indian operations. For further information on the proposed initial public offering and the related reorganization of the Indian operations, see “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators.”

If our proposed acquisition of Aircel is not successful, we may have to consider alternative ways to expand our mobile telecommunications business in Chennai and to enter the Tamil Nadu market

We entered into a preliminary agreement on June 19, 2004 to acquire Aircel Limited and Aircel Cellular Limited, which we refer to collectively as Aircel. The acquisition would increase the number of service areas covered by Hutch India, and is in keeping with Hutch India’s strategy to increase its subscriber base and market share. Completion of the acquisition is subject to various conditions, including obtaining the approval of the Department of Telecommunications in India and all other necessary government approvals and obtaining all consents necessary to permit the parties involved in the acquisition to perform their respective obligations in relation to the acquisition. For additional information on the Aircel acquisition, including the conditions to the completion of the acquisition, see “Business—India—Proposed Acquisition.”

If the acquisition is not completed, we will have lost an opportunity to realize the benefits that we expected to gain upon its completion. In addition, we may need to consider alternative approaches such as seeking other targets, which may not exist, or apply for new licenses, which may not become available, in order to expand into Tamil Nadu. Failure to implement our market strategy through the proposed acquisition also will mean that Aircel will remain a competitor in Chennai. See “Business—India—Proposed Acquisition.”

We may become subject to more burdensome regulations in Thailand due to the uncertainty of future rules and regulations to be stipulated by the NTBC, which could adversely affect our businesses in Thailand

In Thailand, the Telecommunications Business Act 2001, or TBA, requires companies that operate specified telecommunications businesses to obtain a license. The National Telecommunications Business Commission, or NTBC, the proposed regulatory body to be responsible for administering the TBA and issuing licenses, is currently being established. On August 24, 2004, Thailand’s Senate selected seven individuals who will be recommended for appointment as members of the NTBC. The chairman of the NTBC was appointed on September 1, 2004. The Prime Minister has provided the names of the chairman and the members of the NTBC to the King of Thailand, and subject to the King of Thailand giving his assent in relation to the appointments, the NTBC will be formally established. Consequently, there is a lack of certainty as to the scope of activities that may be subject to licensing requirements under the TBA once the NTBC is established. Similarly, the costs and conditions of obtaining a license are presently unknown, as is the extent of restrictions which the NTBC may place on a licensee.

While we have been advised by Baker & McKenzie Limited, attorneys at law, that our current business activities do not constitute a telecommunications business that requires a license, the NTBC, once established, may have the ability to define some of our existing business activities in Thailand as a telecommunications business, which could require the companies through which we operate our Thai business to obtain one of three types of licenses as determined by the NTBC. For a discussion of the Thai regulatory framework, see “Regulation––Thailand––Regulatory framework.”

Any application of the TBA by the NTBC, once established, in any manner which alters the validity, or otherwise restricts, the contractual rights granted to us by CAT Telecom could adversely affect our business, financial condition and results of operations

The TBA came into force on November 17, 2001. The TBA is to be administered by the NTBC. The establishment of the NTBC is four years behind schedule. Until the NTBC is established, no frequency allocation, license, concession or permission to operate telecommunications businesses in

Thailand can be made. Accordingly, the application of much of the TBA necessarily remains unknown. See “Regulation—Thailand—Regulatory framework.”

Our primary business activities in Thailand relate to Hutchison CAT’s marketing of telecommunications services provided by CAT Telecom over CAT Telecom’s network and BFKT’s leasing of telecommunications equipment to CAT Telecom. In both cases, our businesses in Thailand relate to the exercise of contractual rights granted to us from CAT Telecom. See “Business—Thailand—Ownership.” While these arrangements are in accordance with all applicable Thai laws and regulations, we cannot assure you as to the extent to which the NTBC, once established, will implement the TBA, and thereafter, to what extent, if any, such implementation would affect CAT Telecom, or our current contractual arrangements with CAT Telecom. Furthermore, we cannot assure you that the NTBC will not implement or interpret the TBA in a manner which results in the contractual arrangements we have in place ceasing to be in compliance with the applicable laws and regulations in Thailand.

If the activities of CAT Telecom, or our contractual arrangements with CAT Telecom, are determined to be in violation of applicable laws and regulations in Thailand, then the basis upon which we conduct our business in Thailand may be adversely restricted and/or need to be materially altered. While we would strenuously defend any challenge to the contractual arrangements we have in place with CAT Telecom, a failure of our defense or any of the foregoing could have a material adverse effect on our business, financial condition and the results of our operations.

Partner operates in a highly regulated telecommunications market in which the regulator’s decisions, including those relating to tariffs, may materially and adversely affect Partner’s financial condition and the results of its operations

Partner’s business is highly regulated. In particular, Partner is subject to Israeli government regulation regarding licenses, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Partner’s business and operations could be materially and adversely affected by changes in laws, regulations or government policy affecting its business activities, such as decisions by the regulator:

•	reducing call or short messaging service, or SMS, termination tariffs (which are under current review by the Israeli Ministry of Communications and may, as a result of the review, be reduced);

•	changing the method of calculating call duration;

•	increasing the rate of royalties to be paid to the State of Israel;

•	broadening the definition of the types of revenues on which royalties are paid; and

•	setting policies and imposing new regulations governing electronic trade and content services.

On July 29, 2004, Partner was notified by the Israeli Ministry of Communications that it is considering regulatory changes which, if adopted, would have a material adverse effect on Partner’s earnings and financial position. The changes under consideration by the Israeli Ministry of Communications include:

•	a reduction in the rate for network interconnection effective from January 1, 2005 from NIS0.45 per minute to NIS0.27 per minute and a further reduction from January 1, 2006 to a maximum rate of NIS0.151 per minute;

•	a reduction in the charge for termination of calls received by cellular operators from an international operator effective from January 1, 2006 from NIS0.25 per minute to a maximum rate of NIS0.151 per minute;

•	a reduction in the rate of termination of an SMS effective from January 1, 2005 from NIS0.285 to a maximum rate of NIS0.058, and a further reduction from January 1, 2006 to a maximum rate of NIS0.011;

•	that termination rates will be reviewed and updated annually starting from January 1, 2007 according to the Israeli consumer price index and incorporating an annual reduction in rates of 1% from the previous year; and

•	a change of billing units from 12 second to one second units.

Partner vigorously opposes the adoption of such changes. However, neither we nor Partner is able to predict whether all or some of the changes will be adopted, either as currently proposed or otherwise, by the Israeli Ministry of Communications.

Partner’s telecommunications license imposes ownership restrictions which, if breached, could result in loss of the license

As with other companies engaged in the telecommunications business in Israel, Partner’s license requires that, among other things, a minimum of 20% of the economic and voting interest in Partner be owned by Israeli citizens and residents. In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of Partner, may be made without the consent of the Israeli Ministry of Communications. Partner’s license also has restrictions on cross-ownership and cross-control among competing mobile telecommunications operators in Israel, including the ownership of 5% or more of the means of control of both Partner and of a competing mobile telecommunications operator in Israel, without the consent of the Israeli Ministry of Communications, which may limit persons from directly or indirectly acquiring Partner’s shares. Shareholdings held, transferred or acquired in breach of these limits could be the basis for the revocation of Partner’s license by the Israeli Ministry of Communications. See “Regulation—Israel.”

Political and military conditions in Israel may adversely affect Partner’s financial condition and results of operations

Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause Partner’s revenues to fall and harm its business. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on Partner’s business, financial condition or results of operations.

The Indian government is both a regulator and a provider of mobile telecommunications services, and we cannot assure you that there will be a level playing field for all mobile telecommunications operators

Our business operations in India are conducted through six mobile telecommunications operators in which we hold direct and indirect equity interests. These Indian businesses compete with companies controlled by the Indian government. While Indian regulators have been granted powers to ensure a level playing field among the various mobile telecommunications operators, we cannot assure you that the Indian government will ensure a level playing field between the government companies and private operators, and any failure to do so may affect our business operations in India.

We are involved in business operations in emerging market countries, and greater political and market instability in these countries could affect our business, financial condition and results of operations

Many of our operating companies and investments and a substantial portion of our total assets are located in emerging market countries, including India, Thailand, Sri Lanka, Paraguay and Ghana. Political, economic and social developments in these countries and other countries in which we operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Telecommunications Industry Generally

Required licenses and permits may be difficult to obtain in those countries where we operate a network, and once obtained may be amended or revoked or may not be renewed

Our operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Our operating licenses specify the services we can offer and the frequency spectrum we can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. We cannot assure you that the relevant authorities will not take any action that could materially and adversely affect us. Our operating licenses are generally renewable upon expiration. However, we cannot assure you that they will be renewed or that any renewal on new terms will be commercially acceptable to us. If we fail to renew any of our licenses, we may lose the ability to continue to operate the affected business, and the realizable value of our relevant network infrastructure and related assets may be materially and adversely affected.

The deployment of our networks requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. We have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require us to seek alternative cell sites and/or incur effort and expense where a suitable alternative cell site is not available, for example, possibly through applying for and making payments in respect of re-zoning applications.

For example, in Israel, certain of Partner’s antenna sites have been the subject of demolition orders and criminal charges and civil proceedings brought against Partner and its officers and directors. Partner has been largely successful in avoiding or delaying the execution of such demolition orders and has reached settlements with the relevant local building authorities. For more information on Partner’s antenna sites, see “Business—Israel—Infrastructure.”

We cannot assure you that the difficulties we have experienced, or may continue to experience, in obtaining required approvals or permits will not materially and adversely affect our financial condition, results of operations and prospects.

Some of our licenses impose network build-out and other operating targets and conditions, and we may be subject to fines or our licenses could be revoked if we fail to meet these conditions

The rules of some government regulatory authorities having jurisdiction over our operations require us to meet specified network build-out requirements and schedules. In addition, our licenses typically require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause us to expend more resources than otherwise budgeted for a particular network build-out. We cannot assure you that we will be able to fully comply with the terms and conditions of these licenses and permits. In particular, some of our operations have been fined for failure to comply with certain of these terms and conditions within the specified time frame.

Failures by our operating companies to comply with applicable law with respect to required licenses, permits or consents could materially and adversely affect our financial condition, results of operations and prospects.

Rapid technological changes may increase competition and render our technologies, products or services obsolete

The global telecommunications industry is characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we may face increasing competition from technologies currently being developed, or which may be developed in the future, by both our existing competitors as well as new market entrants. The development and application of new technologies involve time, substantial cost and risks. Our competitors may be more effective than us at developing or marketing new technologies, products and services. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Similarly, the technologies we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our subscribers and market share and become less profitable.

We are dependent on interconnection with our competitors’ networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

Our ability to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon our interconnection arrangements with other telecommunications operators. In particular, we are dependent on interconnection with our competitors’ mobile and fixed-line networks and associated infrastructure for the successful operation of our business. The framework by which interconnection charges are made in certain jurisdictions where we engage in business are currently being reviewed by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of our interconnection agreements. We cannot assure you that we will be able to maintain our interconnection agreements on terms that are commercially acceptable to us or that any material increase in the interconnection expenses would not have a material adverse effect on our financial condition and the results of our operations.

Our operating companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators’ customers roam on our networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, our roaming revenues and profits may be materially reduced.

Our ability to deliver services may be interrupted due to a systems failure or shutdown in our networks

Our services are currently carried through our mobile and fixed-line telecommunications networks, as well as through our transmission networks comprised of optical fiber cable, microwave,

submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain subscribers and materially and adversely affect our financial condition, results of operations and prospects.

Our allocated spectrum may be insufficient for the expansion of our mobile telecommunications business

The operation of our mobile telecommunications networks is limited by the amount of spectrum allocated to us in the countries where we operate. Allocation of spectrum is determined by the relevant governmental authorities in those countries. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. Although we believe that our current spectrum allocation is sufficient for expected subscriber growth going forward, our future profitability may be materially and adversely affected if our allocated spectrum proves inadequate in the future for the expansion of our mobile telecommunications business.

We may be adversely affected by changes in the tariff structures for the services we provide or market

We are subject to regulations on our tariff structures in some jurisdictions where we operate. We cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on our business. We cannot assure you that our business, financial condition and the results of our operations will not be materially and adversely affected by any government-mandated tariff adjustments in the future.

Our business relies on sophisticated billing and credit control systems, and any problems with these systems could interrupt our operations

Sophisticated billing and credit control systems are critical to our ability to increase revenue streams, avoid revenue losses, monitor costs and potential credit problems and bill our customers properly and in a timely manner. We expect new technologies and applications to create increasing demands on our billing and credit control systems. Any damage or interruptions in operation or failure of our servers, which are used for the billing and credit control systems, could result in an interruption in our operations, and this in turn could materially and adversely affect our financial condition, results of operations and prospects.

Our ability to provide commercially viable telecommunications services depends, in part, upon various intellectual property rights owned by us and those licensed from third parties

We rely on third-party licenses and other intellectual property arrangements to enable us to carry on our business. We cannot assure you that the intellectual property rights owned by or licensed to us will not be challenged or circumvented by competitors or other third parties, or that the relevant intellectual property rights are valid, enforceable or sufficiently broad to protect our interest or will provide us with any competitive advantage. Any loss or withdrawal of those intellectual property rights could affect our ability to provide our services and could adversely affect our financial condition, results of operations and prospects.

Concerns about health risks relating to the use of mobile handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions cause health problems, concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which we conduct business, which could have a material adverse effect on our business, financial condition and results of operations. In addition, lawsuits have been filed in the United States against certain participants in the telecommunications industry alleging various adverse health consequences as a result of mobile handset usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and we cannot assure you that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risks Relating to Our ADSs and Ordinary Shares

Our board of directors may suspend voting rights attaching to some shares as necessary to avoid any of our subsidiaries or affiliates being in breach or default

Our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any of our subsidiaries or affiliates (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or any requirement of any governmental or regulatory authority, our directors have the discretion to serve a notice upon the shareholder of these shares:

•	specifying which of the shareholder’s shares will be affected and the name of each affected entity;

•	suspending the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company that concerns the business, operations, management or activities or any other matters in relation to any affected entity, including the appointment of a director or the managing director of any affected entity; and/or

•	restricting the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity.

The notice may also direct the shareholder holding the affected shares to furnish us with information or documents that we may require in order to enable us or any affected subsidiary or affiliate to obtain the necessary approval that may be required in order to enable the shareholder to continue to hold the affected shares without any breach or default occurring or continuing. For purposes of these ownership limitations, we consider ownership of ADSs to be the same as ownership of the underlying ordinary shares. See “Description of Share Capital—Voting Rights Attaching to Our Shares.”

Our associated company, Partner, has a telecommunications license that imposes certain restrictions relating to citizenship or place of residence of shareholders, percentages of transfer or acquisition of means of control of Partner, and cross-ownership and cross-control among competing mobile telecommunications operators in Israel. See “Regulation—Israel—License conditions.”

If an active trading market for our ADSs or ordinary shares does not develop, the price of our ADSs or ordinary shares may suffer and may decline below the initial public offering price

Prior to the global offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of our ADSs was determined by the global coordinator (on behalf of the underwriters) and the selling shareholder, after consultation with us. For a further discussion on the factors affecting the determination of the initial public offering price of our ADSs, see “Underwriting.” The initial public offering price of our ADSs may not be indicative of prices that will prevail in the trading market. Investors may not be able to resell their ADSs at or above the initial public offering price.

We have applied to list our ADSs on the New York Stock Exchange and our ordinary shares on the Hong Kong Stock Exchange. An active public market in our ADSs or ordinary shares may not develop or be sustained after the global offering. In addition, if a significant number of our ADS holders withdraw the underlying ordinary shares from our ADS facility and no additional ADSs are issued, the liquidity of our ADSs would be adversely affected. We cannot assure you that an active trading market will develop or be sustained following the completion of the global offering, or that the market price of our ADSs or ordinary shares will not decline below the initial public offering price.

The securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs or ordinary shares.

The market price for our ADSs or ordinary shares may be volatile

The market price for our ADSs and ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	actual or anticipated fluctuations in our periodic operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the telecommunications services market;

•	changes in the economic performance or market valuations of other companies involved in telecommunications services;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; or

•	potential litigation.

In addition, market prices of shares of telecommunications companies have been and continue to be extremely volatile. As a result, volatility in the price of our ADSs may be caused by factors outside our control and may be unrelated or disproportionate to our operating results. These market fluctuations may also materially and adversely affect the market price of our ADSs or ordinary shares.

The price of our ADSs and ordinary shares may be affected if additional ADSs or ordinary shares are sold by our substantial shareholder or are issued by us

We will have one substantial shareholder immediately after the global offering. See “Principal and Selling Shareholders.” Furthermore, our directors have been granted a general unconditional mandate to issue ordinary shares with an aggregate nominal value of not more than 20% of the aggregate nominal value of our ordinary share capital immediately following completion of the global offering. See “Description of Share Capital—General Mandate to Issue New Shares.” We and the selling shareholder have agreed with the underwriters not to, subject to certain exceptions, dispose of or hedge any of our securities which are substantially similar to the ADSs or the ordinary shares or which are convertible or exchangeable into securities which are substantially similar to the ADSs or the ordinary shares during the period from the date of this prospectus continuing through to the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. These restrictions on us do not, among other things, apply to (1) the issuance by us of ADSs or ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus, and (2) the grant of any option pursuant to a share option plan that has been adopted by a written resolution of our sole shareholder passed on September 17, 2004, subject to approval of the shareholders of Hutchison Whampoa at a general meeting. These restrictions on the selling shareholder do not, among other things, apply to (1) the sale of ADSs or ordinary shares by the selling shareholder to the underwriters and the Hong Kong underwriters, and (2) the loan of our ordinary shares by the selling shareholder to Goldman Sachs International, an affiliate of Goldman Sachs (Asia) L.L.C., pursuant to certain stock borrowing arrangements. We cannot assure you that our substantial shareholder will not dispose of the ordinary shares held by it or that we will not issue ordinary shares pursuant to the general mandate, upon the expiration of this 180-day period. We cannot predict the effect, if any, that any future sales of ordinary shares by the substantial shareholder, or the availability of ordinary shares for sale by the substantial shareholder, the issuance of ordinary shares by us, or the availability of the general mandate to our directors, may have on the market price of our ADSs or ordinary shares. Sales or issuance of substantial amounts of ADSs or ordinary shares by the substantial shareholder or us, or the market perception that such sales or issuance may occur, could materially and adversely affect the prevailing market price of the ADSs and the ordinary shares.

The laws of the Cayman Islands may not provide our shareholders with the same degree of protection provided to shareholders of corporations incorporated in the United States, such as in connection with any actions taken by management, directors or controlling shareholders that may be adverse to the interests of minority shareholders

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority in a court in the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The rights of shareholders and the responsibilities of management, members of the board of directors and controlling shareholders under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws that are penal in nature.

However, although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result, public shareholders of Cayman Islands companies may have more difficulty in protecting their interest in connection with actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law

Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations outside of the United States, because substantially all of our assets are located outside of the United States and because the majority of our directors and officers reside outside of the United States

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations outside of the United States. In addition, substantially all of our assets are located outside the United States. Moreover, most of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.”

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs

As a holder of our ADSs, you may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares represented by ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs

Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Purchasers of our ADSs or ordinary shares in the offering will experience immediate and substantial dilution, and may experience further dilution if we issue additional ordinary shares in the future.

The offer price will be higher than our pro forma net tangible book value per ADS or ordinary share. Therefore, purchasers of our ADSs or ordinary shares in the offering will experience an immediate dilution in net tangible book value of US$7.67 per ADS based on the initial offer price of US$11.67 per ADS, and the selling shareholder will receive an increase in the net tangible book value per ordinary share of its ordinary shares.

In order to expand our business, we may consider offering and issuing additional ordinary shares or equity-linked securities in the future. Purchasers of our ADSs or ordinary shares may experience further dilution in the net tangible book value per ordinary share of their ordinary shares if we issue additional ordinary shares or equity-linked securities in the future. We currently do not have any definitive plan for any offering of additional ordinary shares or equity-linked securities, particularly in relation to the timing or size of such offering, and such offering may or may not happen.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains forward-looking statements.

We use words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	the risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operation of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	the effects of vigorous competition in the markets in which we operate, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	the effects of the higher degree of regulation in the markets in which we operate.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our financial condition and results of operations could differ materially from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this prospectus which are beyond our control include, but are not limited to:

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	the performance of the financial markets in the countries in which we operate and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this prospectus. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in our entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any proceeds from the global offering. The selling shareholder will receive all of the net proceeds from the global offering. We will, however, reimburse the selling shareholder an amount equal to the underwriting commissions deducted from the proceeds of the global offering and any costs and expenses (including any stamp duty) that may be incurred by the selling shareholder and other associates of Hutchison Whampoa for the purpose of the restructuring and the global offering. The selling shareholder has agreed that it will not seek such reimbursement before December 31, 2005.

DIVIDEND POLICY

Annual dividends, if any, on the outstanding ordinary shares will be declared by and subject to the discretion of our board of directors and must be approved at a general meeting of shareholders. In addition, our board of directors may from time to time pay to the shareholders such interim dividends as appear to our board of directors to be justified by our profits. We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our Board of Directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. In addition, we have undertaken in a credit facility not to pay dividends to shareholders for so long as amounts remain outstanding under the credit facility. For a description of this facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.”

Holders of any preference shares we may issue from time to time will have a preferential right to receive dividends, and no dividends will be payable on our ordinary shares until unpaid, accumulated dividends have been paid on the issued preference shares.

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account. We currently have no reserve set aside from profits for the payment of dividends. As of June 30, 2004, we had, on a consolidated basis, accumulated losses of HK$5,222 million representing accumulated losses in a number of our operating subsidiaries. As there may in any future year be accumulated losses for some of our subsidiaries and accumulated profits for other subsidiaries resulting in our group having accumulated losses, we will need to generate sufficient earnings to eliminate our own accumulated losses before a reserve can be established out of which dividends can be paid.

EXCHANGE RATES

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7975 = US$1.00 on October 7, 2004. The following table sets forth, for the period indicated, information concerning the number of Hong Kong dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	HK$ per US$1.00
	High	Low
April 2004	7.8000	7.7870
May 2004	7.8010	7.7895
June 2004	7.8000	7.7947
July 2004	7.8008	7.7990
August 2004	7.8005	7.7970
September 2004	7.8002	7.7970
October 2004 (through October 7)	7.7990	7.7971

The following table sets forth the average noon buying rate between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002, 2003 and the first six months of 2004, calculated by averaging the noon buying rates on the last day of each month during the relevant year:

Average Noon Buying Rate
(HK$ per US$1.00)
1999	7.7599
2000	7.7936
2001	7.7997
2002	7.7996
2003	7.7864
2004 (through June 30, 2004)	7.7915

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.

The market exchange rate has not deviated significantly from the rate of HK$7.80 to US$1.00 since the link was established. Exchange rates between the Hong Kong dollar and other currencies are influenced by the exchange rate between the U.S. dollar and such currencies. See “Risk Factors—Risks Relating to Markets Where We Operate—Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar could adversely affect our financial condition and the results of our operations.”

CAPITALIZATION

The following table sets forth our short-term and long-term liabilities and capitalization as of August 31, 2004. Our capitalization is presented:

•	on an actual basis; and

•	on a pro forma basis to reflect the capitalization of HK$20,869 million (US$2,676 million) of loans provided by Hutchison Whampoa and its affiliates (net of HK$2,056 million due from related companies and HK$311 million drawn under the HK$1,000 million loan facility described in “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group—Loan facilities”) in connection with our restructuring. See “The Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

You should read this table in conjunction with “Selected Combined Financial Data” and our combined financial statements and related notes included elsewhere in this prospectus.

	As of August 31, 2004		As of August 31, 2004
	Actual	Pro Forma	Actual	Pro Forma
	(HK$ in millions)		(US$ in millions)
Short-term liabilities (including current portion of long-term liabilities)
Unguaranteed and unsecured short-term liabilities	109	109	14	14
Unguaranteed and secured short-term liabilities(1)	29	29	4	4

Total unguaranteed	138	138	18	18
Guaranteed and unsecured short-term liabilities(2)	4,438	4,438	569	569
Guaranteed and secured short-term liabilities(1)(2)	1,358	1,358	174	174

Total guaranteed	5,796	5,796	743	743

Total short-term liabilities	5,934	5,934	761	761

Long-term liabilities (excluding current portion of long-term liabilities)
Unguaranteed and unsecured long-term liabilities	50	50	6	6
Unguaranteed and secured long-term liabilities(1)	1	1	—	—

Total unguaranteed	51	51	6	6
Guaranteed and unsecured long-term liabilities(2)	3,521	3,521	452	452
Guaranteed and secured long-term liabilities(1)(2)	1,196	1,196	153	153

Total guaranteed	4,717	4,717	605	605
Covered by letters of comfort by a related company	4,110	4,110	527	527
Amounts due to related companies	23,299	374	2,987	48

Total long-term liabilities	32,177	9,252	4,125	1,186

Shareholders’ equity
(HK$0.25 par value per ordinary share, 1 ordinary share (actual) and 4,500,000,000 ordinary shares (pro forma) issued and outstanding)	—	20,869	—	2,676
Accumulated other comprehensive loss(3)	(184)	(184)	(24)	(24)
Accumulated loss(4)	(5,419)	(5,419)	(695)	(695)

Total shareholders’ equity (deficits)	(5,603)	15,266	(719)	1,957

Total capitalization	32,508	30,452	4,167	3,904

(1)	Amounts are secured by fixed assets and current assets of certain subsidiary companies.
(2)	Amounts are guaranteed by Hutchison Whampoa and other related companies.
(3)	Comprises exchange reserves of our intermediate holding companies as of August 31, 2004.
(4)	Comprises accumulated losses of our group as of August 31, 2004.

As of the date of this prospectus, there has been no material change to our capitalization, except for our restructuring, as set forth above.

DILUTION

The following table sets forth our net tangible book value per ordinary share and ADS as of June 30, 2004. Net tangible book value is presented:

•	on an actual basis; and

•	on a pro forma basis to reflect the capitalization of HK$20,869 million (US$2,676 million) of loans provided by Hutchison Whampoa and its affiliates (net of HK$2,056 million due from related companies and HK$311 million drawn under the HK$1,000 million loan facility described in “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group—Loan facilities”) in connection with our restructuring. See “The Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Net tangible book value per ordinary share represents the amount of total assets minus total liabilities minus goodwill, divided by 4.5 billion ordinary shares, the total number of shares that will be issued and outstanding after our restructuring. Net tangible book value per ADS is calculated by multiplying the net tangible book value per ordinary share by 15, which is the number of ordinary shares represented by each ADS.

	As of June 30, 2004				As of June 30, 2004
	Actual		Pro Forma		Actual		Pro Forma
	(HK$ in millions)				(US$ in millions)

Net deficit of our group		(5,376)		(5,376)		(689)		(689)
Less: goodwill		(5,961)		(5,961)		(764)		(764)
Add: net long-term amounts due to related companies		—		20,869		—		2,676

Total net (deficit)/tangible assets of our group		(11,337)		9,532		(1,453)		1,223

Total net (deficit)/tangible assets per ordinary share	HK$	(2.52)	HK$	2.12	US$	(0.32)	US$	0.27
Total net (deficit)/tangible assets per ADS	HK$	(37.79)	HK$	31.77	US$	(4.84)	US$	4.08

Dilution in net tangible book value per ADS or ordinary share represents the difference between the amount per ADS or ordinary share paid by purchasers of our ADSs and ordinary shares in this offering and the net tangible book value per ADS or ordinary share immediately following this offering. Because all of the ADSs and ordinary shares offered in this offering are being sold by the selling shareholder, the net tangible book value of our company will not change as a result of this offering, except for the effect of offering expenses payable by us. After deducting the estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2004 would have been approximately US$1,200 million, or US$4.00 per ADS. This represents an immediate dilution of pro forma net tangible book value of US$7.67 per ADS, or US$0.51 per ordinary share, to new investors purchasing ADSs or ordinary shares in this offering.

Assuming the offering had occurred on June 30, 2004, the following table sets forth, for the selling shareholder and for purchasers of ADSs or ordinary shares in the offering, the numbers and percentage of total outstanding shares owned after the offering and the total consideration and the average price per ordinary share and ADS paid (for new investors) or deemed to be paid (for the selling shareholder).

	Ordinary shares beneficially owned after the global offering		Percentage		Consideration paid			Average price per ordinary share			Average price per ADS
					(in millions)
Selling shareholder	3,345,000,000	(1)	74.33%	(1)	US$	909	(2)	US$	0.27	(2)	US$	4.08	(2)
New investors	1,155,000,000		25.67%		US$	899		US$	0.78		US$	11.67

Total	4,500,000,000		100%		US$	1,808

(1)	Includes shares to be transferred by the selling shareholder to NTT DoCoMo, Inc. under its agreement with Hutchison Whampoa. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.” Assumes no exercise of the option to purchase additional ADSs by the underwriters. If the underwriters exercise the option to purchase additional ADSs in full, the selling shareholder will own 70.48%, and new investors will own 29.52%.
(2)	Calculated using the net tangible pro forma book value of HK$9,532 million (US$1,223 million) as of June 30, 2004.

SELECTED COMBINED FINANCIAL DATA

The following tables set forth selected combined financial data about our company. We have derived the combined financial data for 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 from our audited combined financial statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, these combined financial statements, including the related notes. These financial statements have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm. We have derived the combined financial data for 1999 and 2000 from our unaudited combined financial statements, which are not included in this prospectus. In the opinion of management, such unaudited financial data reflects all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair presentation of the results of those periods.

You should read the following selected combined financial data in conjunction with the rest of the prospectus, including our combined financial statements and the related notes and the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the basis of presentation of these financial statements, see notes 2, 3A, 3D, 3E and 34 to our combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Basis of Preparation of Financial Statements.”

Our combined financial statements have been prepared in accordance with Hong Kong GAAP, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit (loss) attributable to shareholders and shareholders’ deficits to US GAAP, see note 34 to our combined financial statements.

We completed a restructuring of our company in September 2004, which is described under the heading “The Restructuring” and elsewhere in the prospectus. Under Hong Kong GAAP, the restructuring will be given retroactive treatment only after financial statements are prepared for the period in which the restructuring has occurred. Accordingly, our combined financial statements under Hong Kong GAAP in this prospectus, and the selected combined financial data under Hong Kong GAAP set forth below, do not reflect the effects of the restructuring.

Under US GAAP, however, once the restructuring is completed, the restructuring must be accounted for as if it had been consummated as of the beginning of the periods presented. Consequently, the US GAAP data contained in note 34 to our combined financial statements in this prospectus, and the selected combined financial data under US GAAP set forth below, do reflect the effects of the restructuring. Among other effects, our share capital when reconciled to US GAAP was retroactively restated for the effect of the capitalization of the long-term amounts due to related companies in exchange for our ordinary shares issued to the selling shareholder as fully paid. Pursuant to the restructuring, HK$20,869 million of net amounts due to related companies was capitalized. In addition, loss per share in accordance with U.S. Statement of Financial Accounting Standards, or SFAS, 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for all periods presented.

	Year ended December 31,						Six months ended June 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except per share data)
	(unaudited)	(unaudited)
Combined Profit and Loss Account
Hong Kong GAAP
Company and subsidiary companies
Turnover	5,289	6,585	6,226	7,654	10,104	1,296	4,532	6,891	883
Interest income	230	16	62	87	56	7	30	9	1
Cost of inventories sold	2,079	1,294	628	533	547	70	250	821	105
Staff costs	820	691	672	995	1,081	139	527	704	90
Depreciation and amortization	579	1,067	1,283	1,696	2,262	290	1,030	1,504	193
Other operating expenses	1,672	3,464	5,339	4,803	5,936	761	2,496	3,834	492
Profit on partial disposal of a subsidiary company(1)	—	—	—	278	—	—	—	1,300	167

Operating profit (loss) of the Company and subsidiary companies	369	85	(1,634)	(8)	334	43	259	1,337	171
Share of profits less losses of associated companies	(737)	(366)	48	336	591	76	236	356	46
Share of profits less losses of jointly controlled entities	—	(139)	(102)	(22)	—	—	—	—	—

Operating profit (loss)	(368)	(420)	(1,688)	306	925	119	495	1,693	217
Interest and other finance costs, including share of associated companies and jointly controlled entities	1,267	863	1,009	1,087	1,026	132	500	552	71

Profit (loss) before taxation	(1,635)	(1,283)	(2,697)	(781)	(101)	(13)	(5)	1,141	146
Current taxation charge	108	—	—	6	22	3	10	44	6
Deferred taxation charge (credit)	(597)	(214)	(406)	156	(195)	(25)	122	282	36

Profit (loss) after taxation	(1,146)	(1,069)	(2,291)	(943)	72	9	(137)	815	104
Minority interests	(205)	(98)	(402)	43	286	37	126	42	5

Net profit (loss) attributable to shareholders	(941)	(971)	(1,889)	(986)	(214)	(28)	(263)	773	99

US GAAP(2)
Net profit (loss) attributable to shareholders				(844)	(358)	(46)	(135)	647	83

Income (loss) per share, basic and diluted				(0.19)	(0.08)	(0.01)	(0.03)	0.14	0.02

(1)	The HK$1,300 million profit for the first six months in 2004 is a one-time profit from the placement of shares in Hutchison Global Communications Holdings, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Factors Affecting Our Results of Operations—New Licenses and Acquisitions.”
(2)	US GAAP data for all periods presented reflects the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. The Hong Kong GAAP data presented above does not reflect the effects of the restructuring.

	As of December 31,						As of June 30,
	1999	2000	2001	2002	2003	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$	HK$	US$
	(in millions)
	(unaudited)	(unaudited)
Combined Balance Sheet
Hong Kong GAAP
Assets
Total non-current assets	11,279	17,533	19,889	25,625	31,067	3,983	33,715	4,322
Cash and cash equivalents	196	566	510	2,859	1,993	256	2,336	299
Restricted cash	—	111	30	575	6	1	16	2
Other current assets	1,685	1,963	1,984	1,639	3,177	407	3,965	509

Total assets	13,160	20,173	22,413	30,698	36,243	4,647	40,032	5,132

Liabilities
Current liabilities	3,310	5,626	5,032	11,090	11,426	1,465	11,801	1,513
Long-term loans	1,732	2,699	5,528	6,548	7,485	960	9,395	1,204
Amount due to related companies(1)	11,371	14,658	16,916	18,805	22,903	2,936	23,236	2,979
Other long-term liabilities	—	—	2	—	61	8	74	9

Total liabilities	16,413	22,983	27,478	36,443	41,875	5,369	44,506	5,705

Minority interests	(574)	402	(136)	327	743	95	902	116

Net liabilities	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

Capital and Reserves
Share capital	—	—	—	—	—	—	—	—
Reserves	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

Shareholders’ deficits	(2,679)	(3,212)	(4,929)	(6,072)	(6,375)	(817)	(5,376)	(689)

US GAAP(1)
Total assets				32,934	38,121	4,887	39,973	5,125

Total liabilities				21,767	24,982	3,203	26,048	3,340

Shareholders’ equity(2)				11,167	13,139	1,684	13,925	1,785

(1)	US GAAP data for all periods presented reflects the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. The Hong Kong GAAP data presented above does not reflect the effects of the restructuring.
(2)	In connection with our recent restructuring, we issued additional ordinary shares to capitalize HK$20,869 million of the outstanding loans from Hutchison Whampoa group companies. The balance of HK$2,367 million of outstanding debt was offset by HK$2,056 million of receivables in our restructuring, leaving HK$311 million of non-capitalized debt. See “The Restructuring.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus. Our combined financial statements have been prepared in accordance with Hong Kong GAAP, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit (loss) attributable to shareholders and shareholders’ deficits to US GAAP, see note 34 to our combined financial statements.

Basis of Preparation of Financial Statements

We were formed in March 2004 in preparation for a restructuring by Hutchison Whampoa during the third quarter of 2004. In connection with the restructuring, Hutchison Whampoa and a number of its affiliates transferred to us their holdings in certain mobile and fixed-line telecommunications businesses. We also issued additional ordinary shares in the restructuring to capitalize substantially all of the outstanding loans from Hutchison Whampoa group, net of receivables from such companies, in the aggregate amount of HK$20,869 million (US$2,676 million). See “The Restructuring” for a description of the principal steps taken in connection with the restructuring.

The restructuring has been accounted for as a reorganization of businesses under common control, in a manner similar to a pooling of interests. Our combined financial statements have been prepared as if our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all periods presented, and include the accounts of the direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring. The results of operations of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during a year are included in our combined financial statements commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be. Associated companies and jointly controlled entities are accounted for under the equity method, which means that their profits net of losses are incorporated into our combined profit and loss accounts in proportion to the aggregate voting interest owned by us in the relevant company or entity from time to time. See notes 2, 3A, 3D and 3E to our combined financial statements.

We group our subsidiaries into the following five business segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile (including Macau);

•	Hong Kong fixed-line;

•	India;

•	Thailand; and

•	Others (comprising Sri Lanka, Paraguay and Ghana).

These segments accounted for 34.5%, 16.1%, 44.5%, 3.5% and 1.4% of our total turnover, respectively, in 2003 and 25.4%, 17.8%, 46.5%, 8.8% and 1.5% of our total turnover, respectively, in the first six months of 2004. See “—Results of Operations.”

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because our Macau mobile operating company is a subsidiary of the Hong Kong mobile operating company, shares the same management and is significantly smaller, in terms of financial results and subscriber numbers, than our Hong Kong business.

The following table presents, for the periods indicated, a breakdown of turnover by our business segments and the percentage of turnover accounted for by each segment:

	Year ended December 31,						Six months ended June 30,
	2001		2002		2003		2003		2004
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	3,970	63.8%	3,730	48.7%	3,485	34.5%	1,752	38.7%	1,749	25.4%
Hong Kong fixed-line	—	—	860	11.2	1,628	16.1	769	17.0	1,228	17.8
India	2,165	34.8	2,974	38.9	4,497	44.5	1,951	43.0	3,202	46.5
Thailand	37	0.6	34	0.5	355	3.5	16	0.4	604	8.8
Others	54	0.8	56	0.7	139	1.4	44	0.9	108	1.5

Turnover	6,226	100.0%	7,654	100.0%	10,104	100.0%	4,532	100.0%	6,891	100.0%

We have one principal associated company, Partner, which is a mobile telecommunications operator in Israel. In 2001 and for part of 2002, we had one group of jointly controlled entities, Hutchison Global Crossing Limited, which was subsequently renamed Hutchison Global Communications Limited, or Hutchison Global Communications, and its subsidiaries and related data center companies. These entities became our consolidated subsidiaries in May 2002. Hutchison Global Communications and its subsidiaries comprise our Hong Kong fixed-line operations.

We had an operating loss of HK$1,688 million in 2001 and an operating profit of HK$306 million in 2002, HK$925 million (US$119 million) in 2003 and HK$1,693 million (US$217 million) in the first six months of 2004. The operating loss in 2001 included a one-time provision for impaired network equipment in the amount of HK$1,535 million relating to the Hong Kong mobile operations. The increase in operating profit in 2002 was due primarily to improved performance from our Hong Kong mobile operations (including Macau), as well as increased contributions from Partner, our associated company. The increase in operating profit in 2003 was due primarily to continued strong subscriber growth from Hutch India and increased contributions from our Hong Kong fixed-line operations and from Partner, our associated company. Our operating profit increased in the first six months of 2004 compared to the same period in 2003, due primarily to a one-time profit generated from the placement of shares in Hutchison Global Communications Holdings, as described below, and also due to continued strong subscriber growth from Hutch India and increased contributions from our Hong Kong fixed-lined operations and Partner. See “—Results of Operations” for a more detailed discussion of the reasons for the increase in our operating profit in 2002, 2003 and the first six months of 2004. We cannot assure you that we will record an operating profit in 2004 or in future periods. We currently expect that our operating expenses for our Hong Kong mobile operations in the second half of 2004 will be higher than in the first half of 2004 as a result of increasing depreciation and amortization of subscriber acquisition costs relating to 3G operations and the deferral of capital expenditures relating to 3G operations from the first half to the second half of 2004. We do not expect that such expenses will be offset by a parallel increase in revenues during this period.

Our combined financial statements may not reflect what our historical financial condition and results of operations would have been if we had operated as a separate group of companies, instead of as a part of the Hutchison Whampoa group. In addition, our combined financial statements are not necessarily indicative of our future financial condition or results of operations. See “Risk Factors—Risks Relating to Our Business—Our historical financial condition and results of operations may have been different had we been operated as a stand-alone enterprise.”

We do not expect the restructuring and our operations as a separate group of companies to result in material changes in our results of operations or trends. Many of the transactions and services between our group and the Hutchison Whampoa group prior to the restructuring will continue on the same terms, as further described in “Certain Relationships and Related Party Transactions—Other ongoing transactions between us and the Hutchison Whampoa group,” and we will continue to benefit from the same management team with their experience in the telecommunications industry. On the other hand, the Hutchison Whampoa group will no longer provide new guarantees and/or other forms of new credit support to us following the restructuring, and we will need to procure funding for our capital expenditure requirements as an independent group of companies. We have put in place arrangements, as further described in “—Liquidity and Capital Resources—Capital Resources,” which we believe will be sufficient, together with cash flows from operations and amounts available under our existing undrawn loan facilities, to meet our expected liquidity and capital expenditure needs for the next twelve months.

Factors Affecting Our Results of Operations

New Licenses and Acquisitions

In recent years, we have expanded our operations through the acquisition of new telecommunications licenses, as well as through the acquisition of interests in existing third-party telecommunications operators in most of our business segments. The start-up of newly licensed operations and the acquisition and subsequent integration of newly acquired third-party telecommunications operators generally entail significant capital and operating expenditures, including license fees, cash consideration paid or debt incurred in connection with the acquisition, purchase of new equipment, build-out and maintenance of networks, marketing of new products and services and the addition of employees. If successful, new operations and acquisitions may also lead to significant subscriber and revenue growth. Accordingly, new operations and acquisitions affect the comparability of the results of our operations for different periods. Our major new license awards, start-up operations and acquisitions in recent years include the following:

2001

•	Hong Kong mobile operations. In August 2001, Hutchison Telecom commenced its GSM dualband network operations in Macau, and in October 2001, it acquired a new 3G mobile telecommunications license in Hong Kong.

•	Indian operations. In August 2001, Hutch India acquired new mobile telecommunications licenses for Chennai and the service areas of Karnataka and Andhra Pradesh.

2002

•	Hong Kong fixed-line operations. In May 2002, Hutchison Whampoa purchased the 50% interest that it did not own in Hutchison Global Crossing Limited, then a jointly controlled entity, which was subsequently renamed Hutchison Global Communications Limited, and its subsidiaries and related data center companies. As a result of this purchase, these entities became our consolidated subsidiaries.

•	Indian operations. In June 2002, Hutch India commenced its GSM network operations in Chennai and in the service areas of Karnataka and Andhra Pradesh.

2003

•	Indian operations. In August 2003, Hutch India acquired Aircel Digilink India Limited, which owned mobile telecommunications licenses in the service areas of Rajasthan, Uttar Pradesh (East) and Haryana. In addition, in November 2003, Hutch India acquired an existing mobile telecommunications license for the service area of Punjab.

•	Thai operations. In February 2003, Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, began marketing Hutch brand mobile telecommunications services in central Thailand.

2004

•	Hong Kong mobile operations. In January 2004, Hutchison Telecom began offering 3G mobile telecommunications services in Hong Kong.

•	Hong Kong fixed-line operations. Our current ownership interest in Hutchison Global Communications Holdings, the holding company of Hutchison Global Communications, resulted from a transaction concluded in March 2004, involving the purchase by Hutchison Global Communications Holdings (formerly known as Vanda) of a wholly-owned subsidiary of Hutchison Whampoa that operated its fixed-line telecommunications business. Hutchison Global Communications Holdings made the purchase in exchange for an issue of new shares and convertible notes in Hutchison Global Communications Holdings to the Hutchison Whampoa group. Hutchison Whampoa had held a 37.06% interest in Hutchison Global Communications Holdings since September 2003. As a result of the new shares issued to the Hutchison Whampoa group and the subsequent placement by the Hutchison Whampoa group of some of these shares, we now hold approximately a 52.55% interest in Hutchison Global Communications Holdings. See “Business—Hong Kong fixed-line business—Overview.”

•	Indian operations. In February and March 2004, Hutch India acquired new telecommunications licenses for the service areas of Uttar Pradesh (West) and West Bengal, respectively. Aircel Digilink India Limited (part of Hutch India) has entered into a preliminary agreement to acquire 100% of Aircel Limited and Aircel Cellular Limited , which we refer to collectively as Aircel, from Aircel Tele Ventures Limited. The total consideration that would be payable in connection with the Aircel acquisition is INR16.3 billion (approximately HK$2.8 billion) (including assumed debt of approximately INR4.3 billion (approximately HK$0.7 billion)). The consideration is expected to be financed by debt at the Indian operating company level. See “Business—India—Proposed Acquisition.”

•	Vietnam. On July 12, 2004, we entered into a business cooperation contract for establishing and operating a new CDMA2000 1X network in Vietnam with a local partner. See “Business—Other Countries.”

Our associated company, Partner, which is accounted for in our combined financial statements under the equity method, has also expanded its operations in Israel in recent years through the acquisition of additional spectrum for mobile telecommunications. In December 2001, Partner was awarded two bands of spectrum: one band of 10 MHz of paired spectrum in the 1800 MHz spectrum, which it has deployed to enhance its GSM capacity, and one band comprising 10 MHz of paired, and 5 MHz of unpaired, new 2100 MHz spectrum, which it plans to deploy to provide 3G mobile telecommunications services. Since April 2002, we have increased our aggregate voting interest in Partner from 35.1% to approximately 43.1%, which resulted in a corresponding increase in our share of that company’s profits less losses reflected in our combined profit and loss accounts. See “Business—Israel—Overview.”

Accumulated Losses

Our group comprises mobile and fixed-line telecommunications operations at different stages of maturity. Net losses accumulated prior to 2001, and in 2002 and 2003, relate primarily to start-up losses incurred by the operations following the commencement of business and the expansion of service operations.

In Hong Kong, the Hutchison Whampoa group began its mobile telecommunications businesses in 1985 with the provision of analog mobile telecommunications services, and expanded into digital mobile telecommunications services in 1995. In August 2001, GSM dualband mobile telecommunications operations commenced in Macau. In January 2004, Hutchison Whampoa became the first mobile telecommunications services provider in Hong Kong to offer 3G services. The overall results of operations of our Hong Kong and Macau mobile telecommunications businesses turned from net losses into profit in 2002.

Our fixed-line telecommunications operations began in 2000 when we acquired a jointly controlled interest in Hutchison Global Crossing Limited, which was subsequently renamed Hutchison Global Communications Limited. Our fixed-line operations recorded a net profit in 2003.

Hutch India’s operations began in late 1995 with the offering of mobile telecommunications services in Mumbai, and have since then continued to grow annually through the expansion of its mobile telecommunications network services in India. Hutch India developed its mobile telecommunications services in Delhi, Kolkata and the state of Gujarat in 2000, commenced mobile telecommunications services in Karnataka (which includes Bangalore), Chennai and Andhra Pradesh (which includes Hyderabad) in mid-2002, and in Uttar Pradesh (East), Haryana and Rajasthan in August 2003, respectively. In November 2003, Hutch India acquired a license for the service area of Punjab and commenced mobile telecommunications services in Punjab in March 2004. The combined results of operations of Hutch India became profitable in 2003, compared to start-up net losses in 2002, 2001 and prior years.

Our Thai businesses began commercial operations in February 2003 and recorded start-up losses in 2003.

In Israel, Partner’s commercial operations commenced in 1999, and Partner became profitable in 2002.

In other countries, our mobile telecommunications services commenced in Sri Lanka and in Ghana in 1998, and in Paraguay in 2000. The operations in those countries have generated individual start-up losses.

Our telecommunications operations on a combined basis have reported net losses in 2001, 2002 and 2003. We reported a net profit for the first six months of 2004 (including a one-time profit of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings). The net losses of HK$1,889 million reported in 2001 primarily reflected net losses incurred for our Hong Kong mobile operations, mainly due to a one-time provision for impaired network equipment in the amount of HK$1,535 million. The provision for impairment was made after an asset impairment review conducted in accordance with the provisions of a new accounting standard issued on January 1, 2001 and effective for financial statements relating to periods beginning on or after January 1, 2001. The net losses of HK$986 million reported in 2002 primarily reflected pre-operating expenditure incurred for our Thai businesses, losses incurred for our Hong Kong fixed-line operations, and combined losses for Hutch India’s operations due to the start-up network expansion in the service areas of Chennai, Andhra Pradesh and Karnataka, partially offset by operating profits from our Hong Kong mobile operations. However, the net losses in 2003 were reduced by 78% from HK$986 million in 2002 to HK$214 million in 2003 due primarily to the increase in net earnings contributions from Hutch India, our Hong Kong fixed-line operations and from our associated company, Partner. As a result of a one-time profit generated from the placement of shares in Hutchison Global Communications Holdings, strong growth in India and increased contributions from Partner and our Hong Kong fixed-line operations, we recorded a net profit of HK$773 million for the first six months of 2004. Without this one-time profit, we would have recorded a net loss for the first six months of 2004. It is likely that we will continue to record losses in some future periods, and we cannot assure you that we will record a net profit in 2004 or in future periods.

Trends in Our Industry and Markets

Our results of operations are affected to a large degree by developments and trends in the mobile and fixed-line telecommunications sector generally, and more specifically in the markets in which we operate. These developments and trends include increasing competition within most of our markets, regulatory changes, growing levels of subscriber penetration and usage, the availability of licenses with respect to additional coverage areas and spectrum, technological advances in services and equipment and consolidation within the telecommunications industry. See “Risk Factors—Risks Relating to Our Business” and “Risk Factors—Risks Relating to the Telecommunications Industry Generally.”

In less developed markets such as India, Thailand, Sri Lanka, Paraguay and Ghana, where the proportion of mobile telecommunications subscribers to the general population remains relatively low, the number of our subscribers and their usage volume has grown rapidly in recent years, contributing to higher turnover and earnings. However, the effect of growing competition among existing telecommunications operators has resulted in declines in tariff levels and increases in subscriber acquisition costs. In more developed markets, such as Hong Kong and Israel, where subscriber penetration is close to or above 100%, subscriber and traffic growth and tariff decline rates have generally started to stabilize. However, we believe opportunities for further revenue growth in these markets remain as a result of our introduction of new services and technologies, such as data transmission and 3G mobile telecommunications services. As prevailing conditions in the various markets in which we operate differ so significantly and are subject to countervailing influences and developments within and across markets, it is difficult for us to predict overall trends in our operating performance. See “Risk Factors—Risks Relating to Markets Where We Operate.”

With respect to our fixed-line operations, the liberalization of the local fixed telecommunications network services market in Hong Kong beginning in January 2003 has resulted in new entrants into the local fixed network market and increasing competition, which have resulted in, and we expect will continue to result in, lower tariff levels. However, we believe that as a result of such liberalization, opportunities will arise from the overall growth in the telecommunications industry, including in the areas of voice and data services, provision of bandwidth to and from mainland China, as well as in the international bandwidth market.

New interconnection regulations in India became effective on February 1, 2004. These new regulations introduced a number of changes to the arrangements among telecommunications operators for the interconnection of calls. While many of these changes will have some impact on Hutch India’s operations, the most significant change was the establishment of a specified uniform charge to be paid to all telecommunications operators for terminating incoming international calls. Prior to the effectiveness of the new regulations, the termination charge was determined by negotiation among telecommunications operators. The rate established by the new regulations is INR0.30 per minute, which is substantially lower than the negotiated rates that Hutch India previously received. If the change in interconnection regulations had been effective during 2003, we estimate that Hutch India’s revenue and operating profit in 2003 would have been reduced in each case by HK$62 million (US$8 million). For more information about the new regulations, see “Regulation—India—Regulations governing mobile operations—Interconnection.”

In Israel, the Ministry of Communications has announced that it is considering regulatory changes to interconnection rates, call termination rates for international calls and SMS, to provide for an annual review of these rates and to change the billing units. If adopted, these changes would have a material adverse effect on Partner’s earnings and financial position. For further information, see “Risk Factors—Risks Relating to Markets Where We Operate—Partner operates in a highly regulated telecommunications market in which the regulator’s decisions, including those relating to tariffs may materially and adversely affect Partner’s financial condition and the results of its operations” and “Regulation—Israel—Regulation by the Ministry of Communications.”

Changes in Economic Conditions

Our results of operations are affected by economic conditions in Hong Kong, India, Thailand, Israel and in the other countries in which we operate, directly or indirectly, through our subsidiaries and our associated companies. In periods of slow economic growth, demand for telecommunications and other services tends to be adversely affected. See “Risk Factors—Risks Relating to Markets Where We Operate.” Our operations outside of Hong Kong accounted for approximately 49% of our turnover in 2003, compared to 40% in 2002 and 36% in 2001. These percentages do not include the contribution of our operations in Israel to our business since Partner is accounted for in our combined financial statements using the equity method.

Ownership of Indian Operations

We hold direct and indirect equity interests in six mobile telecommunications operators in India, which comprise the Indian operations and which we refer to as Hutch India. Foreign ownership restrictions in the Indian telecommunications industry set forth in the Indian government’s Industrial Policy and in the telecommunications licenses held by the Hutch India mobile telecommunications operators, as discussed in further detail in “Regulation—India,” prohibit us from holding more than 49% of the direct voting equity interests in the Hutch India mobile telecommunications operators. Indian shareholders must hold at least 51% of the voting equity interests in the Hutch India mobile telecommunications operators. Our investments in India therefore have taken the form of direct minority holdings through our wholly-owned subsidiaries. In addition, we also hold direct and indirect minority interests in Indian companies through which we and the Kotak Mahindra group, a leading Indian financial service group, jointly invest in the operators. The Kotak Mahindra group owns the majority of the equity interests in the Hutch India mobile telecommunications operators. See “Business—India—Ownership.”

The Hutch India mobile telecommunications operators are consolidated into our combined financial statements included in this prospectus, notwithstanding the fact that we do not own a majority of the voting equity interests in the Hutch India mobile telecommunications operators. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our combined financial statements are prepared, in accordance with Statement of Standard Accounting Practice 32, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries,” because we have the majority of the economic risks and rewards from these subsidiaries on a long-term basis after taking into consideration a number of factors. For further information, see note 3A to our combined financial statements. The Hutch India mobile telecommunications operators are consolidated and treated as subsidiaries under US GAAP on the basis of our determination under applicable accounting guidelines that we have been the primary beneficiary of the Hutch India mobile telecommunications operators from the date of their acquisition or incorporation. For further information, see note 34 to our combined financial statements. The share of our after-tax profits that is attributed to the interests held by Indian shareholders in the Hutch India mobile telecommunications operators is reflected as minority interests in our combined profit and loss account.

As discussed in further detail under “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators,” we and the Indian shareholders have entered into agreements, or reached agreements in principle, to consolidate our and their interests in the Indian operators into an Indian holding company and to effect an initial public offering of the Indian holding company. Following any such initial public offering, it is possible that Hutch India will cease to be consolidated in our financial statements and will instead be classified as an associated company of our group. If this were the case, the resulting effect upon our net profit (loss) attributable to shareholders would be confined to the dilution resulting from the initial public offering in India. The presentation of our profit and loss amount and balance sheet would, however, be very different if Hutch India ceases to be consolidated and is accounted for under the equity method in our combined financial statements. The principal accounting consequences pursuant to Hong Kong GAAP would be as follows:

•	each of the line items (including turnover and operating profit (loss)) of our consolidated profit and loss accounts would be reduced as a result of the exclusion of Hutch India;

•	there would be a corresponding reduction in the deduction for minority interests representing other shareholders’ interests in Hutch India; and

•	there would be an increase in the share of profits less losses of associated companies and jointly controlled entities, corresponding to our percentage share in Hutch India’s profits (losses).

The impact upon our combined balance sheet pursuant to Hong Kong GAAP would be a reduction in each of the balance sheet line items, offset by a reduction in minority interest and an increase in investments in associated companies and jointly controlled entities.

See “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators” for an illustration of the accounting effects of such deconsolidation. The effects of the initial public offering of the Indian holding company on our combined financial accounts would depend, among other factors, upon our resulting direct and indirect equity interest in the Indian holding company, the future results of the individual Indian operations, the valuation of the Indian holding company and the net proceeds raised. There can be no assurance that the proposed consolidation or the initial public offering of the Indian holding company will occur within the time frame or in the manner as currently contemplated, or that Hutch India will continue to be consolidated into our financial statements following such initial public offering.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our combined balance sheet, the turnover and expenses in our combined profit and loss account and the information that is contained in the significant accounting policies and notes to our combined financial statements. Our management bases its estimates and judgments on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under Hong Kong GAAP and US GAAP that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see notes 3 and 34 to our combined financial statements and “—Reconciliation to US GAAP.”

Long-lived Assets

We have substantial investments in tangible and intangible long-lived assets, primarily our mobile and fixed-line telecommunications networks and licenses. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or value of these assets to change.

We consider our asset impairment accounting policy to be a policy that requires one of the most extensive applications of judgments and estimates by our management. Intangible and tangible assets, except investment properties, are tested for impairment when an event occurs that might affect asset carrying values. We continually monitor our businesses, markets and business environments and make judgments and assessments about whether such an event has occurred. A provision for impairment in value is recognized with respect to an asset to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Under US GAAP, the impairment review first compares the future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of an asset with the book value of the asset. If these cash flows are not sufficient to recover the book value of the asset, an impairment charge is recognized based on the comparison between the discounted value of these cash flows and the book value of the asset. The impairment charge is recognized in our combined profit and loss account.

Management judgment is required in the area of asset impairment, particularly in assessing: (1) whether an event has occurred that may affect asset values; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows from the asset, estimated using cash flow projections; and (3) whether the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our reported financial condition and results of operations.

Our asset impairment review assesses the recoverable values of the relevant asset based on our estimates of such value from continued use of the asset and its eventual disposition or our best estimate of the fair value of the asset based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the asset’s estimated useful life and salvage value are reviewed to determine if any adjustments are necessary.

As a result of our review for impairment of our intangible and tangible assets, as of December 31, 2001, an impairment charge of HK$1,535 million was recorded in our combined profit and loss account in respect of network equipment pertaining to our Hong Kong mobile operations. No asset impairment write-down was required in 2002, 2003 or the first six months of 2004. However, a write-off of prepaid capacity and maintenance in the amount of HK$226 million was recorded in 2002, as a result of the bankruptcy of Asia Global Crossing, a former shareholder of Hutchison Global Communications.

Our 2G and 3G telecommunications spectrum licenses are stated at cost for the period from their acquisition to the dates of first commercial usage of the related spectrum. As of June 30, 2004, we tested our 2G and 3G licenses for impairment as part of our overall impairment review of our cash generating units. Considering the discounted future cash flows expected from operating networks under these licenses, the operability of these networks, the underlying technology and the competitive regulatory and overall telecommunications market environment, our management concluded that these assets were not impaired.

There has been no write-down for our 3G operations. The asset impairment test on the 3G operations has been performed in accordance with Statement of Standard Accounting Practice 31, “Impairment of Assets,” issued by the Hong Kong Institute of Certified Public Accountants. For the US GAAP financial statements, the impairment test has been performed in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary company, associated company or jointly controlled entity at the date of its acquisition. Goodwill is recorded in our combined balance sheet as a separate asset or, as applicable, included within investments in associated companies and jointly controlled entities, and is amortized using the straight-line method over its estimated useful economic life, not exceeding 20 years. The useful economic life is determined by management’s estimates and certain assumptions. Under Hong Kong GAAP, we perform an impairment review to ensure that our assets, including goodwill, are carried at no more than their recoverable amount if there is an indication of impairment.

Under US GAAP, we perform an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent of the difference.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts relating to estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the aging of the balances, our historical write-off experience, net of recoveries, changes in the credit quality of our customers, and taking into account current collection trends that are expected to continue. These estimated allowances are periodically reviewed as we analyze our subscribers’ payment history. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. Actual customer collections could differ from our estimates. For example, if the financial condition of our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of turnover were 1.6%, 2.2% and 3.9% in 2001, 2002 and 2003, respectively. Our provision for bad debt expenses increased from HK$99 million in 2001 to HK$169 million in 2002 mainly reflecting the business growth in India. As a result of a provision for bad debt expenses of HK$213 million (US$27 million) in 2003 for our Thai operations, our provision for bad debt expenses increased to HK$397 million (US$51 million) in 2003. See “Risk Factors—Risks Relating to Our Business—We may encounter operational and control difficulties when commencing businesses in new markets.”

Deferred Taxation

Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in our combined financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilized. In effect, valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Our assumptions regarding future profitability and the anticipated timing of utilizing the tax holiday period available to our Indian businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on our reported financial condition and results of operations. As of December 31, 2003, we had recognized HK$910 million (US$117 million) in deferred tax assets.

Depreciation of Property, Plant and Equipment

Our business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for us. The cost of our property, plant and equipment, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives.

We depreciate our telecommunications and network equipment using the straight-line method over their estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from our estimated useful lives. Periodic reviews could result in a change in our depreciable lives and therefore our depreciation expense in future periods.

Amortization of Telecommunications Spectrum Licenses

Our 2G and 3G telecommunications spectrum licenses are amortized on a straight-line basis over the license period from the date of the first commercial usage of the related spectrum. The legal length of the license period is used as the amortization period. The actual economic lives may differ from the license period, which could impact the amount of amortization expense.

Revenue Recognition

Our postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognized upon delivery of services and when collectibility is reasonably assumed, and prepaid revenues are recognized based on the prepaid billing system when the services have been provided to the prepaid customers or when the services periods have been expired.

Revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the distributors or dealers, or directly by customers when it is considered to be a separate earnings process from the sale of wireless services. In Thailand, our wireless handsets cannot be used on any other network or without purchasing our service. As a result, under US GAAP, the handset sales are not separated from the service contracts and the handset and service fees are accounted for as one unit of accounting and recognized over the estimated customer life. Revenues generated from the sale of wireless handsets and accessories are immaterial to our total turnover.

Effective July 1, 2003, we adopted Emerging Issues Task Force No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. The adoption of EITF 00-21 had no impact on our financial condition and results of operations.

Foreign Exchange

Our reporting currency is Hong Kong dollars. The accounts of our overseas subsidiaries and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year-end rates of exchange for the balance sheet and the average rates of exchange for the year for the profit and loss items. A significant portion of our turnover, operating profit (loss), assets and loans are related to our overseas operations, and are generally denominated in currencies other than our reporting currency. Accordingly, fluctuations in the exchange rate between our reporting currency, the Hong Kong dollar, Indian Rupee, Thai Baht, U.S. dollar and New Israeli Shekel could have a significant impact on our reported profit (loss), assets or liabilities.

Results of Operations

Introduction

The following is a brief description of the major line items in our combined profit and loss account.

Turnover

Turnover consists of fees and revenues generated by our mobile and fixed-line telecommunications operations. Turnover does not include Partner’s revenues, as those are accounted for under the equity method of accounting. Partner’s results of operations are reflected in our share of profits less losses of associated companies, which are then included in our operating profit.

In 2003, turnover from our mobile telecommunications operations contributed approximately 84% of our total turnover and consisted mainly of the following:

•	Network revenues. These revenues are derived from our principal business activity of providing telecommunications services to subscribers through our mobile telecommunications networks. Network revenues principally include:

-	Fees from voice and data services. Fees paid by subscribers to our mobile telecommunications operations are generally based on a subscriber’s actual airtime usage. They also include connection and monthly fees. Fees for voice services are received on either a prepaid or a postpaid basis. Fees from data services are generally based on non-voice, value-added services, including SMS, high speed information services, text-based information and content services, GPRS and MMS. In 2003, fees from voice and data services contributed to approximately 80% of turnover from our mobile operations, with fees from data services contributing to approximately 13% of such turnover.

-	Roaming fees. These fees are collected from other mobile telecommunications operators for outbound and inbound calls by their subscribers who use our network and from our subscribers who roam on networks in other countries. In 2003, roaming fees contributed to approximately 12% of turnover from our mobile operations.

-	Interconnection revenue share. These fees are collected from other telecommunications operators for terminating their calls on our network. In some of the other countries in which we operate, such as India, Thailand, Paraguay and Ghana, a “calling party pays” system has been implemented under which we receive higher interconnection payments from other telecommunications providers for calls made by their subscribers to subscribers on our network, but do not receive airtime fees from our subscribers for incoming calls. In 2003, interconnection revenues contributed to less than 1% of turnover from our mobile operations.

•	Hardware revenues. These revenues relate principally to the sale of mobile telecommunications handsets and related accessories. We sell handsets to subscribers in all of our markets except India, typically at a discounted price to their cost, in order to attract new subscribers. In 2003, hardware revenues contributed to approximately 5% of turnover from our mobile operations.

We believe that the main drivers of turnover from our mobile telecommunications operations in the future will be subscriber and usage volume growth in the less developed markets, such as India and Thailand, and the increasing use of data transmission services and the transition from 2G to 3G services in more developed markets, such as Hong Kong.

In 2003, turnover from our Hong Kong fixed-line operations contributed approximately 16% of our total turnover and consisted mainly of the following:

•	Fees from data services. These fees are derived mainly from the provision of the following services:

-	connectivity to our fixed-line network for mobile telecommunications operators,

-	leasing of local lines on a wholesale basis to customers including telecommunications carriers, other fixed-line operators and Internet service providers,

-	connectivity to our fixed-line network for large corporations, financial institutions, multinational organizations and government bodies,

-	business broadband services to small- and medium-sized enterprises, and

-	broadband services to schools.

In 2003, these fees contributed approximately 42% of turnover from our Hong Kong fixed-line operations.

•	Fees from local voice services. These fees are derived from the provision of basic voice and fax services and value-added services, such as call waiting and call forwarding, to residential customers, as well as a wide range of voice connectivity services to business customers. In 2003, fees from local voice services contributed approximately 28% of turnover from our Hong Kong fixed-line operations.

•	Fees from international direct dialing services. These fees relate to international direct dialing, or IDD, voice and fax services provided to residential and business customers. Traffic to and from mainland China accounts for approximately half of these fees. In the wholesale market, we provide voice interconnection and local termination to international voice carriers. In 2003, fees from IDD contributed approximately 13% of turnover from our Hong Kong fixed-line operations.

•	Fees from residential broadband services. These fees relate to broadband Internet access provided to residential customers through telecommunications cables with speeds up to 10Mbps. In 2003, these fees contributed approximately 10% of turnover from our Hong Kong fixed-line operations.

•	Fees from international bandwidth. These fees are derived from the sale of international private leased circuits, Internet protocol transit and indefeasible rights of use to multinational corporations, international voice telephony resellers, international carriers and Internet service providers both in Hong Kong and overseas. In 2003, fees from international bandwidth contributed approximately 7% of turnover from our Hong Kong fixed-line operations.

In the future, we believe that fees from data services, which historically have carried a higher margin, will remain a key contributor to turnover from our Hong Kong fixed-line operations. We also expect to continue to explore the benefits of owning what we believe to be Hong Kong’s most extensive fiber-optic building-to-building network capable of providing voice and data telecommunications services, as well as growing our regional presence as a carrier of international bandwidth.

Operating Expenses

Our principal operating expenses are:

•	Cost of inventories sold. These expenses relate principally to the cost of purchasing mobile telecommunications handsets and related accessories.

•	Staff costs. These expenses include all personnel-related expenses, primarily wages and salaries and employee benefits.

•

Depreciation and amortization.    These expenses, which are non-cash items, include depreciation of fixed assets, amortization of telecommunications license fees and amortization of subscriber acquisition costs in some of our mobile operations. Leasehold land is depreciated over the remaining period of the lease. Buildings are depreciated on the basis of expected life of 50 years, or the remainder thereof, or over the remaining period of the leases, whichever is less. Other fixed assets are depreciated at various rates calculated to write off their costs over their estimated useful lives on a straight-line basis. Costs of acquiring 3G and other telecommunications spectrum licenses are amortized over the periods of the licenses from the date of commencement of commercial operations.

Subscriber acquisition costs are costs incurred to acquire a mobile subscriber. These costs include handset subsidies (if any), dealer commissions, direct sales and distribution costs and other related costs. Our policy with respect to some of our mobile operations has been to capitalize these costs on the date of the subscriber acquisition and thereafter to amortize the capitalized amount over a 36-month period. This policy has been applied to both the CDMA2000 1X operations in Thailand and, since January 2004, to our Hong Kong 3G mobile operations. However, if at any time a subscriber churns off the network during the 36-month period, any unamortized acquisition costs related to that subscriber are immediately expensed in our combined profit and loss account. As of December 31, 2003, our unamortized subscriber acquisition costs amounted to HK$202 million (US$26 million).

•	Other operating expenses (net). These expenses, which are recorded net of non-operating income items, include:

-	Network costs. These costs mainly include interconnection, roaming and IDD charges paid to other telecommunications operators to carry calls originating from our subscribers, as well as cell site and leased line rental fees paid to lessors. These costs accounted for approximately 52% of our other operating expenses in 2003, before capitalized costs and other credits of expenses.

-	Other network operating costs. These costs mainly include utilities and other costs associated with network maintenance. These costs accounted for approximately 15% of our other operating expenses in 2003, before capitalized costs and other credits of expenses.

-	General and administrative expenses. These costs accounted for approximately 11% of our other operating expenses in 2003, before capitalized costs and other credits of expenses.

-	Selling and distribution expenses. These expenses mainly include sales and marketing expenses and dealer and sales commissions paid to dealers and sales agents for the acquisition of subscribers, to the extent such expenses are not capitalized as part of subscriber acquisition costs in some of our mobile operations. These costs accounted for approximately 16% of our other operating expenses in 2003, before capitalized costs and other credits of expenses.

-	Capitalized costs (credit). These costs, which are credited against other operating expenses in our combined profit and loss account, are directly attributable to expenses incurred in connection with network build-out and form part of the capitalized costs of mainly network fixed assets. These costs mainly relate to the CDMA2000 1X operations in Thailand and our 3G mobile operations in Hong Kong. In 2003, these costs totalled HK$333 million (US$43 million).

We believe the main driver of our operating expenses in the future will be increased depreciation and amortization and network operating costs as a result of capital expenditures related to new license acquisitions and network expansion in our less developed markets and 3G mobile telecommunications network build-out in our more developed markets.

The following table presents, for the periods indicated, a breakdown of other operating expenses:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(HK$ in millions)
Network and other network operating costs	2,707	3,325	4,195	2,072	1,995
General and administrative expenses	360	460	706	289	595
Selling and distribution expenses	532	537	1,000	329	681
Provision for impairment of fixed assets	1,535	—	—	—	—
Write-off of prepaid capacity	—	226	—	—	—
Cost directly related to construction of network capitalized to fixed assets	(148)	(332)	(333)	(235)	(62)
Other	353	587	368	41	625

Other operating expenses	5,339	4,803	5,936	2,496	3,834

See “—Results of Operations—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” and “—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001” for a more detailed discussion on the reasons for the changes in other operating expenses in 2002 and 2003. See also “—Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003” for a discussion of other operating expenses during these periods.

Share of profits less losses of associated companies

This item reflects our share, under the equity method of accounting, of the profits net of losses of our associated companies, including principally Partner, the Israeli mobile telecommunications operator. In 2003, our share of profits net of losses of associated companies included an operating profit of HK$595 million (US$76 million) of Partner and an operating loss of HK$4 million (US$0.5 million) of Vanda and its subsidiaries when they were accounted for as associated companies for part of 2003.

Share of profits less losses of jointly controlled entities

This item reflects our share, under the equity method of accounting, of the losses of our jointly controlled entities, Hutchison Global Communications (the entity through which we conduct our Hong Kong fixed-line operations) and its subsidiaries and related data center companies, prior to May 2002. These entities became our consolidated subsidiaries in May 2002. Our share of losses of Hutchison Global Communications and its subsidiaries and the related data center companies for the four-month period in 2002 was HK$22 million.

Interest and other finance costs, including share of associated companies and jointly controlled entities

This item principally consists of interest and other costs relating to our debt, as well as our share of the interest and other finance costs of our associated companies, including Partner, and our jointly controlled entity, Hutchison Global Communications, and its consolidated subsidiaries until May 2002 (when they became our consolidated subsidiaries).

Minority interests

This item reflects the share of our after-tax profits that is attributed to minority interests held by third parties in our consolidated companies, including the interests of Indian shareholders in Hutch India. See “—Overview—Ownership of Indian Operations.”

Results of Operations

The following table presents, for the periods indicated, the amounts and percentages of turnover of the major line items in our combined profit and loss account:

	Year ended December 31,						Six months ended June 30,
	2001		2002		2003		2003		2004
	(HK$ in millions, except percentages)
Turnover	6,226	100.0%	7,654	100.0%	10,104	100.0%	4,532	100.0%	6,891	100.0%
Interest income	62	1.0	87	1.1	56	0.6	30	0.7	9	0.1
Operating expenses
Cost of inventories sold	628	10.1	533	7.0	547	5.4	250	5.5	821	11.9
Staff costs	672	10.8	995	13.0	1,081	10.7	527	11.6	704	10.2
Depreciation and amortization	1,283	20.6	1,696	22.1	2,262	22.4	1,030	22.7	1,504	21.8
Other operating expenses	5,339	85.7	4,803	62.7	5,936	58.8	2,496	55.2	3,834	55.6
Profit on partial disposal of a subsidiary company	—	—	278	3.6	—	—	—	—	1,300	18.8

Operating profit (loss) of the Company and subsidiary companies	(1,634)	(26.2)	(8)	(0.1)	334	3.3	259	5.7	1,337	19.4
Share of profits less losses of associated companies	48	0.8	336	4.4	591	5.8	236	5.2	356	5.2
Share of profits less losses of jointly controlled entities	(102)	(1.7)	(22)	(0.3)	—	—	—	—	—	—

Operating profit (loss)	(1,688)	(27.1)	306	4.0	925	9.1	495	10.9	1,693	24.6
Interest and other finance costs, including share of associated companies and jointly controlled entities	1,009	16.2	1,087	14.2	1,026	10.1	500	11.0	552	8.0

Profit (loss) before taxation	(2,697)	(43.3)	(781)	(10.2)	(101)	(1.0)	(5)	(0.1)	1,141	16.6
Current taxation charge	—	—	6	0.1	22	0.2	10	0.2	44	0.6
Deferred taxation charge (credit)	(406)	(6.5)	156	2.0	(195)	(1.9)	122	2.7	282	4.2

Profit (loss) after taxation	(2,291)	(36.8)	(943)	(12.3)	72	0.7	(137)	(3.0)	815	11.8
Minority interests	(402)	(6.5)	43	0.6	286	2.8	126	2.8	42	0.6

Net profit (loss) attributable to shareholders	(1,889)	(30.3)%	(986)	(12.9)%	(214)	(2.1)%	(263)	(5.8)%	773	11.2%

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Turnover

The following table presents, for the periods indicated, a breakdown of turnover by our five business segments and the percentage of total turnover accounted for by each segment:

	Six months ended June 30,
	2003		2004
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	1,752	38.7%	1,749	25.4%
Hong Kong fixed-line	769	17.0	1,228	17.8
India	1,951	43.0	3,202	46.5
Thailand	16	0.4	604	8.8
Others	44	0.9	108	1.5

Turnover	4,532	100.0%	6,891	100.0%

Our turnover increased by 52.1% from HK$4,532 million in the six months ended June 30, 2003 to HK$6,891 million (US$883 million) in the same period in 2004. The increase was mainly due to additional turnover contributed by Hutch India, the Thai operations and our Hong Kong fixed-line operations. More specifically, the increase resulted from the following factors:

•	Hong Kong mobile operations (including Macau). Our Hong Kong mobile operations (including Macau) accounted for 25.4% of turnover in the first six months of 2004, compared to 38.7% in the same period in 2003. Turnover was HK$1,749 million (US$224 million) in the six months ended June 30, 2004 compared to HK$1,752 million in the same period in 2003. Turnover from our Hong Kong postpaid subscribers decreased by 2.2% from HK$1,422 million in the six months ended June 30, 2003 to HK$1,391 million (US$178 million) in the same period in 2004. This decrease was principally due to the reduction in tariffs resulting from the ongoing pressure of discounts offered by our competitors. The effect of our tariff reductions was partially offset by an increase in the number of our Hong Kong postpaid subscribers from approximately 1.03 million as of June 30, 2003 to 1.16 million as of June 30, 2004. Turnover from our Hong Kong prepaid subscribers increased by 5.3% from HK$94 million in the six months ended June 30, 2003 to HK$99 million (US$13 million) in the same period in 2004. This increase reflected primarily the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS) during the first half of 2003, as visits to Hong Kong by business and leisure travelers who typically use prepaid services decreased during that period. The number of our Hong Kong prepaid subscribers increased from approximately 0.62 million as of June 30, 2003 to approximately 0.80 million as of June 30, 2004. Hardware revenues decreased by 6.6% from HK$198 million in the six months ended June 30, 2003 to HK$185 million (US$24 million) in the same period in 2004, mainly as a result of the decrease in the average selling price of our 2G handsets.

•

Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 17.8% of our turnover in the first six months of 2004, compared to 17.0% in the same period in 2003. Turnover from our Hong Kong fixed-line operations increased by 59.7% from HK$769 million in the six months ended June 30, 2003 to HK$1,228 million (US$157 million) in the same period in 2004. This increase was primarily due to increased revenues from our international bandwidth, local and international voice and residential broadband services and includes a 100% share of Hutchison Global Communications Holdings revenue for four months. The total number of residential voice lines in our network increased from approximately 188,000 as of June 30, 2003 to approximately 225,000 as of June 30, 2004, mainly due to an expansion in our service coverage area in 2004, while the number of residential broadband subscribers increased from approximately 96,000 as of June 30, 2003 to approximately 146,000 as of June 30, 2004. Also contributing to the increase in turnover was the consolidation of the results of Hutchison Global Communications Holdings (formerly Vanda) as a result of the Vanda transaction, described in further detail in “—Overview—Factors Affecting Our Results of Operations—New Licenses and Acquisitions,” which also included the acquisition of PowerCom Network Hong Kong Limited, which we refer to as PowerCom, described in further detail in “Business—Hong Kong fixed-line business—Competition.”

•	Indian operations. Hutch India accounted for 46.5% of our turnover in the first six months of 2004, compared to 43.0% in the same period in 2003. Turnover from Hutch India increased by 64.1% from HK$1,951 million in the six months ended June 30, 2003 to HK$3,202 million (US$411 million) in the same period in 2004, primarily due to an increase in the total number of subscribers. Turnover from prepaid subscribers increased from HK$598 million in the six months ended June 30, 2003 to HK$1,418 million (US$182 million) in the same period in 2004. The increase was principally a result of substantial growth in the number of prepaid subscribers from approximately 1.93 million as of June 30, 2003 to approximately 4.27 million as of June 30, 2004. This growth was mainly attributable to the introduction of the “calling party pays” system in the second quarter of 2003, as well as reduced tariffs due to increased competition from CDMA and other GSM mobile telecommunications operators. Turnover from postpaid subscribers also increased by 42.9% from HK$1,085 million in the six months ended June 30, 2003 to HK$1,551 million (US$199 million) in the same period in 2004. The increase, which more than offset the effects of the tariff reductions, was mainly due to an increase in the number of postpaid subscribers from approximately 0.67 million as of June 30, 2003 to approximately 1.48 million as of June 30, 2004, primarily as a result of the continued subscriber growth and expanded operations in Rajasthan, Haryana and Uttar Pradesh (East). Revenues from postpaid roaming services increased by 20.1% from HK$184 million in the six months ended June 30, 2003 to HK$221 million (US$28 million) in the same period in 2004, principally as a result of Hutch India’s expanded network coverage area.

Although MOU per postpaid subscriber increased by 21.6%, ARPU for postpaid subscribers of Hutch India decreased by 14.5% (in local currency terms) in the six months ended June 30, 2004 compared to the same period in 2003, mainly reflecting the effects of the tariff reductions as a result of increased competition. MOU per prepaid subscriber increased by 45%, and ARPU for prepaid subscribers declined by 17% (in local currency terms) in the six months ended June 30, 2004 compared to the same period in 2003, as a result of the reductions in tariffs.

•	Thai operations. Hutchison CAT began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. The Thai operations accounted for 8.8% of our turnover in the first six months in 2004, compared to 0.4% in the same period in 2003. Turnover from the Thai operations increased from HK$16 million in the six months ended June 30, 2003 to HK$604 million (US$77 million) in the same period in 2004. While the entire turnover from the Thai operations in the six months ended June 30, 2003 was attributable to revenues from postpaid subscribers, the Thai operations began offering prepaid services in March 2004. By June 30, 2004, revenues from prepaid subscribers had contributed 1.3% to the total turnover for that six-month period, due to the launch in March 2004, but prepaid subscribers made up 19.0% of total subscribers as of that date. As of June 30, 2004, the Hutch brand service had approximately 530,000 subscribers, compared to approximately 20,000 as of June 30, 2003.

•

Other operations. Turnover from other operations consists of revenues from our mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. These operations collectively accounted for 1.5% of our turnover in the first six months in 2004, compared to 0.9% in the same period in 2003. Turnover from other operations increased from HK$44 million in the six months ended June 30, 2003 to HK$108 million (US$14 million) in the same period in 2004. This increase was primarily due to an increase in the number of subscribers in Paraguay and Ghana.

Operating profit

Our operating profit increased from HK$495 million in the six months ended June 30, 2003 to HK$1,693 million (US$217 million) in the same period in 2004. The following table presents, for the periods indicated, a breakdown of operating profit by our five business segments and the percentage of total operating profit accounted for by each segment:

	Six months ended June 30,
	2003		2004
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	276	55.8%	(39)	(2.3)%
Hong Kong fixed-line	86	17.4	109	6.4
India	220	44.4	425	25.1
Thailand	(260)	(52.5)	(407)	(24.0)
Others	(63)	(12.8)	(51)	(3.0)
Profit on partial disposal of a subsidiary company	—	—	1,300	76.8

Sub-total	259	52.3	1,337	79.0
Share of operating profit of Partner	236	47.7	356	21.0

Operating profit	495	100.0%	1,693	100.0%

Our operating profit increased in the first six months in 2004, primarily due to profit generated by the placement of shares in Hutchison Global Communications Holdings as described below, and also due to continued strong subscriber growth from Hutch India and increased contributions from our associated company, Partner, the Israeli mobile communications operator in which we have approximately a 43.1% ownership interest, as discussed below, and from our Hong Kong fixed-line operations. The operating profit margin of our Hong Kong mobile operations (including Macau) decreased from a positive margin of 15.8% in the first six months in 2003 to a negative margin of (2.2)% in the same period in 2004, mainly as a result of increased other operating expenses, depreciation and amortization and staff costs, all related to the 3G operations, as further discussed below. We currently expect that our operating expenses for our Hong Kong mobile operations in the second half of 2004 will be higher than in the first half of 2004 as a result of increasing depreciation and amortization of subscriber acquisition costs relating to 3G operations and the deferral of capital expenditures relating to 3G operations from the first half to the second half of 2004. We do not expect that such expenses will be offset by a parallel increase in revenues during this period. The operating profit margin of our Hong Kong fixed-line operations decreased from 11.2% in the first six months in 2003 to 8.9% in the same period in 2004. The decrease in the operating profit margin of our Hong Kong fixed-line operations was offset by a HK$27 million decrease in depreciation as a result of a change in our estimate of the useful lives of certain assets, effective as of January 1, 2004. The operating profit margin of Hutch India increased from 11.3% in the first six months in 2003 to 13.3% in the same period in 2004. As a result of the foregoing, our combined operating profit margin, excluding Partner, increased from 5.7% in the first six months in 2003 to 19.4% in the same period in 2004. Our operating profit for the first six months in 2004 includes a profit of HK$1,300 million (US$167 million) from the placement of shares in Hutchison Global Communications Holdings, as further described in “—Overview—Factor Affecting Our Results of Operations—New Licenses and Acquisitions.” Excluding the one-time gains from the placement of Hutchison Global Communications Holdings shares, our combined operating profit would have declined to HK$393 million, and our combined operating profit margin to 5.7%, in the first six months in 2004. Our US GAAP operating profit does not include the results of our associated companies.

Our operating expenses increased in the first six months of 2004 compared to the same period in 2003 as a result of continued subscriber growth and network expansion. The following table presents, for the periods indicated, a breakdown of operating expenses and percentage change from period to period:

	Six months ended June 30,
	2003	2004	% Change
	(HK$ in millions)
Cost of inventories sold	250	821	228.4%
Staff costs	527	704	33.6
Depreciation and amortization	1,030	1,504	46.0
Other operating expenses	2,496	3,834	53.6

Operating expenses	4,303	6,863	59.5%

Operating expenses increased by 59.5% from HK$4,303 million in the six months ended June 30, 2003 to HK$6,863 million (US$880 million) in the same period in 2004. Staff costs increased by 33.6% from HK$527 million in the six months ended June 30, 2003 to HK$704 million (US$90 million) in the same period in 2004, mainly due to increased staff costs from the Hong Kong mobile (including Macau), Hong Kong fixed-line and Indian operations as a result of the expanded scope of operations and coverage in these markets, as well as the increase in our ownership in Hutchison Global Communications Holdings and the PowerCom acquisition as described above. In addition, increased staff costs from the Hong Kong mobile operations (including Macau) in the first six months in 2004 reflected the commencement of amortization of staff costs related to our 3G operations, which began immediately after the launch of our 3G services in Hong Kong in January 2004. The increase in staff costs from the Hong Kong mobile operations (including Macau) was partially offset by a 5.6% decrease in the average number of full-time staff employed in the Hong Kong mobile operations in the first six months in 2004.

Depreciation and amortization increased by 46.0% from HK$1,030 million in the six months ended June 30, 2003 to HK$1,504 million (US$193 million) in the same period in 2004. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations. In addition, the launch of 3G services in January 2004 resulted in higher depreciation charges and amortization of subscriber acquisition costs from the Hong Kong mobile operations in the first six months of 2004.

Other operating expenses increased by 53.6% from HK$2,496 million in the six months ended June 30, 2003 to HK$3,834 million (US$491 million) in the same period in 2004. The following table presents, for the periods indicated, a breakdown of other operating expenses by our five business segments and the percentage of total other operating expenses accounted for by each segment:

	Six months ended June 30,
	2003		2004
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	753	30.2%	916	23.9%
Hong Kong fixed-line	306	12.3	423	11.1
India	1,283	51.4	2,114	55.1
Thailand	113	4.5	300	7.8
Others	41	1.6	81	2.1

Other operating expenses	2,496	100.0%	3,834	100.0%

The increase in other operating expenses in the first six months of 2004 resulted from the following factors:

•	Hong Kong mobile operations (including Macau). Our Hong Kong mobile operations (including Macau) accounted for 23.9% of our other operating expenses in the first six months of 2004, compared to 30.2% in the same period in 2003. Other operating expenses increased by 21.6% from HK$753 million in the six months ended June 30, 2003 to HK$916 million (US$117 million) in the same period in 2004. This was mainly attributable to the 29.9% increase in network costs and other network operating costs, from HK$582 million in the six months ended June 30, 2003 to HK$756 million (US$97 million) in the same period in 2004. Interconnection charges and roaming expenses increased in the first half of 2004, when compared to the same period in 2003 during the SARS outbreak, due to the larger number of travelers in Hong Kong and increased volume of business travels outside of Hong Kong by our postpaid subscribers in the first half of 2004. In addition, network operating costs increased in the first six months of 2004 as a result of the launch of 3G services in January 2004, as well as an increase in call volume from our 2G services. Part of this increase was a result of the direct expensing of network costs following the launch of 3G services in January 2004; these costs were capitalized previously. In the six months ended June 30, 2003, network costs in the amount of HK$118 million were capitalized, while only HK$24 million (US$3 million) of such costs were capitalized in the first six months of 2004.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 11.1% of our other operating expenses in the first six months of 2004, compared to 12.3% in the same period in 2003. Other operating expenses from our Hong Kong fixed-line operations increased by 38.2% from HK$306 million in the six months ended June 30, 2003 to HK$423 million (US$54 million) in the same period in 2004, mainly due to network expansion.

•	Indian operations. Hutch India accounted for 55.1% of our other operating expenses in the first six months of 2004, compared to 51.4% in the same period in 2003. Other operating expenses from Hutch India increased by 64.8% from HK$1,283 million in the six months ended June 30, 2003 to HK$2,114 million (US$271 million) in the same period in 2004. The increase was primarily due to a significant increase in network costs and other network operating costs, which, taken together, increased by 46.4% from HK$948 million in the six months ended June 30, 2003 to HK$1,388 million (US$178 million) in the same period in 2004. The increase in network costs and other network operating costs was mainly attributable to the continued growth in the number of subscribers and in the scope of operations, including as a result of the acquisition by Hutch India of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka and Andhra Pradesh. The continued growth in subscribers resulted in significant increases in interconnection, roaming and IDD charges, and the continued build-out of networks resulted in increased rental fees for cell sites and leased lines. Selling and distribution expenses also increased by 133.3% from HK$114 million in the six months ended June 30, 2003 to HK$266 million (US$34 million) in the same period in 2004 as a result of subscriber growth.

•	Thai operations. The Thai operations accounted for 7.8% of our other operating expenses in the first six months of 2004, compared to 4.5% in the same period in 2003. Other operating expenses from the Thai operations increased by 165.5% from HK$113 million in the six months ended June 30, 2003 to HK$300 million (US$38 million) in 2004. This increase was primarily due to increases in network build-out and Hutchison CAT’s advertising and selling and distribution expenses. Other operating expenses in the first six months of 2004 also included a provision for inventory revaluation of HK$91 million (US$12 million), as well as a provision for bad debt expenses of HK$30 million (US$3.8 million). See “Risk Factors—Risks Relating to Our Business—We may encounter operational and control difficulties when commencing businesses in new markets.”

•	Other operations. Our operations in Sri Lanka, Paraguay and Ghana together accounted for 2.1% of our other operating expenses in the first six months of 2004, compared to 1.6% in the same period in 2003. Other operating expenses from these operations increased from HK$41 million in the six months ended June 30, 2003 to HK$81 million (US$10 million) in the same period in 2004, principally as a result of increases in network operating costs and selling and distribution expenses. These increases were primarily due to growth in the number of our subscribers and the continued build-out of our networks in these markets.

We expect other operating expenses to increase by approximately 40% to 50% in 2004, principally reflecting an anticipated increase in network costs and other network operating costs resulting from network expansions in Hutch India, our Hong Kong mobile and fixed-line operations and the Thailand operations. Selling and distribution expenses are also expected to increase significantly due to these expansions.

Share of profits less losses of associated companies

Our share of profits less losses of associated companies increased by 50.8% from HK$236 million in the first six months of 2003 to HK$356 million (US$46 million) in the same period in 2004. This increase principally reflected an increase in the operating profit of Partner. Partner is listed on Nasdaq, the London Stock Exchange and the Tel Aviv Stock Exchange, and reports its financial results under US GAAP. Based on the information disclosed in Partner’s current report on Form 6-K filed for the six months ended June 30, 2004, Partner’s revenues increased by 17.3% from NIS2,109 million (equivalent to HK$3,658 million) in the six months ended June 30, 2003 to NIS2,473 million (equivalent to HK$4,289 million) (US$550 million) in the same period in 2004. This increase was primarily due to subscriber growth of approximately 13.0%, which was partially offset by lower ARPU. Partner’s cost of revenues increased by 13.1% from NIS1,520 million (equivalent to HK$2,636 million) in the six months ended June 30, 2003 to NIS1,719 million (equivalent to HK$2,982 million) (US$382 million) in the same period in 2004, mainly reflecting higher interconnection charges resulting from subscriber growth. Partner’s selling and marketing expenses increased by 5.0% from NIS160 million (equivalent to HK$278 million) in the six months ended June 30, 2003 to NIS168 million (equivalent to HK$291 million) (US$37 million) in the same period in 2004, while its general and administrative expenses increased by 5.0% from NIS80 million (equivalent to HK$139 million) in the six months ended June 30, 2003 to NIS84 million (equivalent to HK$146 million) (US$19 million) in the same period in 2004. As a result of the foregoing, Partner’s operating profit increased by 44.0% from NIS348 million (equivalent to HK$604 million) in the six months ended June 30, 2003 to NIS501 million (equivalent to HK$869 million) (US$111 million) in the same period in 2004.

Interest and other finance costs, including share of associated companies

Interest and other finance costs, including our share of such costs of associated companies, increased by 10.4% from HK$500 million in the six months ended June 30, 2003 to HK$552 million (US$71 million) in the same period in 2004. This increase was primarily due to a larger amount of outstanding borrowings by Hutch India as well as an increase in finance costs from the Hong Kong mobile operations (including Macau) and an increase in interest and other finance costs related to network build-out in the Thailand operations, which was partially offset by lower interest rates relating to borrowings by Hutch India. The amount outstanding under existing bank facilities in Thailand increased from HK$2.8 billion in the first six months of 2003 to HK$6.0 billion in the same period in 2004.

Profit (loss) before taxation

As a result of the foregoing, we recorded a profit before taxation of HK$1,141 million (US$146 million) in the six months ended June 30, 2004, compared to a loss before taxation of HK$5 million in the same period in 2003. Profit before taxation in the six months ended June 30, 2004 included a one-time profit in the amount of HK$1,300 million (US$167 million) from the placement of shares in Hutchison Global Communications Holdings. Excluding this one-time profit, we would have recorded a loss before taxation in the six months ended June 30, 2004 of HK$159 million (US$20 million).

Current and deferred taxation charges (credits)

We recorded a net taxation charge of HK$326 million (US$42 million) in the six months ended June 30, 2004, compared to HK$132 million in the same period in 2003. Of this amount, HK$44 million (US$6 million) and HK$10 million (US$1 million) was attributable to current taxation for the six months ended June 30, 2004 and 2003, respectively. The current taxation charges for both periods were due to our inability to fully apply tax loss carry-forwards in India.

We recorded a net deferred taxation charge of HK$282 million (US$36 million) in the six months ended June 30, 2004, compared to HK$122 million in the same period in 2003. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses and applied our carry-forward losses to our tax positions as offsets.

Net profit (loss) attributable to shareholders

As a result of the foregoing, we recorded a profit after taxation of HK$815 million (US$104 million) in the six months ended June 30, 2004, compared to a loss after taxation of HK$137 million in the same period in 2003, and we recorded a profit attributable to shareholders of HK$773 million (US$99 million) in the six months ended June 30, 2004, compared to a loss attributable to shareholders of HK$263 million in the same period in 2003. Excluding the one-time profit in the amount of HK$1,300 million (US$167 million) from the placement of shares in Hutchison Global Communications Holdings, we would have recorded a net loss attributable to shareholders in the six months ended June 30, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Turnover

The following table presents, for the periods indicated, a breakdown of turnover by our five business segments and the percentage of total turnover accounted for by each segment:

	Year ended December 31,
	2002		2003
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	3,730	48.7%	3,485	34.5%
Hong Kong fixed-line	860	11.2	1,628	16.1
India	2,974	38.9	4,497	44.5
Thailand	34	0.5	355	3.5
Others	56	0.7	139	1.4

Turnover	7,654	100.0%	10,104	100.0%

Our turnover increased by 32.0% from HK$7,654 million in 2002 to HK$10,104 million (US$1,296 million) in 2003, mainly due to additional turnover contributed by Hutch India and by our Hong Kong fixed-line operations. More specifically, the increase resulted from the following factors:

•

Hong Kong mobile operations (including Macau).    Our Hong Kong mobile operations (including Macau) accounted for 34.5% of our turnover in 2003, compared to 48.7% in 2002. Turnover decreased by 6.6% from HK$3,730 million in 2002 to HK$3,485 million (US$447 million) in 2003, primarily due to a 9.5% decrease in turnover from our Hong Kong postpaid subscribers from HK$3,059 million in 2002 to HK$2,767 million (US$355 million) in 2003. This decrease was principally due to the ongoing impact in 2003 of a reduction in tariffs due to discounts offered by our competitors starting in the second half of 2002. The effect of this reduction in tariffs was partially offset by an increase in the number of our Hong Kong postpaid subscribers from approximately 1.04 million as of December 31, 2002 to approximately 1.11 million as of December 31, 2003. Turnover from our Hong Kong prepaid subscribers decreased by 12.9% from HK$217 million in 2002 to HK$189 million (US$24 million) in 2003 primarily due to the tariff reduction. The number of our Hong Kong prepaid subscribers decreased slightly from approximately 0.73 million as of December 31, 2002 to approximately 0.72 million as of December 31, 2003. Hardware revenues increased by 15.0% from HK$367 million in 2002 to HK$422 million (US$54 million) in 2003, principally as a result of the increase in the number of postpaid subscribers, who typically purchase handsets and related accessories.

Despite an increase in MOU per postpaid subscriber of 7.2% in 2003, ARPU for postpaid subscribers from our Hong Kong mobile operations declined by 6.8% as a result of the tariff reductions resulting from increased price competition.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 16.1% of our turnover in 2003, compared to 11.2% in 2002. Turnover from our Hong Kong fixed-line operations increased by 89.3% from HK$860 million in 2002 to HK$1,628 million (US$209 million) in 2003. This increase was primarily due to the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002, compared to being included for only eight months in 2002. The increase in turnover also reflected growth on a full-year comparable basis in the turnover of these entities, which increased by 30.0% from HK$1,252 million in 2002 to HK$1,628 million (US$209 million) in 2003. This increase was attributable to higher revenues from data services, mainly due to the addition of new corporate and carrier customers, as well as an increase in residential voice, IDD and residential broadband services. The total number of residential voice lines in our network increased from approximately 152,000 as of December 31, 2002 to approximately 212,000 as of December 31, 2003, mainly due to an expansion in our service coverage area in 2003, while the number of residential broadband subscribers increased from approximately 67,000 as of December 31, 2002 to approximately 120,000 as of December 31, 2003. However, our tariff levels declined, principally as a result of increased competition from other telecommunications operators.

•	Indian operations. Hutch India accounted for 44.5% of our turnover in 2003, compared to 38.9% in 2002. Turnover from Hutch India increased by 51.2% from HK$2,974 million in 2002 to HK$4,497 million (US$577 million) in 2003, primarily due to an increase in the total number of subscribers. Turnover from prepaid subscribers increased from HK$805 million in 2002 to HK$1,706 million (US$219 million) in 2003. This increase was principally a result of a substantial growth in the number of prepaid subscribers from approximately 1.33 million as of December 31, 2002 to approximately 3.19 million as of December 31, 2003. This growth was mainly attributable to the introduction of the “calling party pays” system in the second quarter of 2003, as well as reduced tariffs due to increased competition from CDMA and other GSM mobile telecommunications operators. Turnover from postpaid subscribers also increased by 20.2% from HK$1,939 million in 2002 to HK$2,331 million (US$299 million) in 2003. This increase was mainly due to an increase in the number of postpaid subscribers from approximately 682,500 as of December 31, 2002 to approximately 906,100 as of December 31, 2003, resulting primarily from the continued subscriber growth and expanded operations in Rajasthan, Haryana and Uttar Pradesh (East) as a result of the acquisition by Hutch India of Aircel Digilink India Limited in August 2003. Revenues from postpaid roaming services increased by 77.4% from HK$212 million in 2002 to HK$376 million (US$48 million) in 2003, principally as a result of the expanded network coverage area.

ARPU for postpaid subscribers of Hutch India increased by 4.1% (in local currency terms) in 2003, as MOU per postpaid subscriber increased by 61.1%, reflecting the favorable results of tariff reductions due to increased competition. ARPU for prepaid subscribers declined by 12.7% (in local currency terms) in 2003 despite a more than two-fold increase in MOU per prepaid subscriber, as the reductions in tariffs more than offset the effects of the growth in our prepaid subscribers.

•	Thai operations. Hutchison CAT began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. The Thai operations accounted for 3.5% of our turnover in 2003, compared to 0.5% in 2002. Turnover from the Thai operations increased from HK$34 million in 2002 to HK$355 million (US$46 million) in 2003. Substantially all of the turnover from the Thai operations in 2003 was attributable to revenues from postpaid subscribers. As of December 31, 2003, the Hutch brand service had approximately 224,000 postpaid subscribers in Thailand.

•	Other operations. Turnover from other operations consists of revenues from our mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. These operations collectively accounted for 1.4% of our turnover in 2003, compared to 0.7% in 2002. Turnover from other operations increased from HK$56 million in 2002 to HK$139 million (US$18 million) in 2003. This increase was primarily due to a significant increase in the number of our subscribers in Paraguay and Ghana.

Operating profit

Our Hong Kong GAAP operating profit increased from HK$306 million in 2002 to HK$925 million (US$119 million) in 2003. The following table presents, for the periods indicated, a breakdown of operating profit by our five business segments and the percentage of total operating profit accounted for by each segment:

	Year ended December 31,
	2002			2003
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	354		115.7%	619	66.9%
Hong Kong fixed-line	(267	)(1)	(87.2)	232 (2)	25.1
India	69		22.5	706	76.3
Thailand	(334)		(109.2)	(1,113)	(120.3)
Others	(130)		(42.4)	(114)	(12.3)
Profit on partial disposal of a subsidiary company	278		90.8	—	—

Subtotal	(30)		(9.8)	330	35.7
Share of operating profit of Partner	336		109.8	595	64.3

Operating profit	306		100.0%	925	100.0%

(1)	Including our share of losses of Hutchison Global Communications and its subsidiaries and related data center companies, in the amount of HK$22 million, as jointly controlled entities before they became our consolidated subsidiaries in May 2002.
(2)	Including our share of losses of Vanda and its subsidiaries, in the amount of HK$4 million, as associated companies for part of 2003.

Our operating profit increased in 2003 due primarily to continued strong subscriber growth from Hutch India and increased contributions from our Hong Kong fixed-line operations and from our associated company, Partner, the Israeli mobile telecommunications operator in which we have approximately a 43.1% ownership interest, as discussed below. The operating profit margin of our Hong Kong fixed-line operations increased from a negative margin of (31.0)% in 2002 to a positive margin of 14.2% in 2003. The operating profit margin of Hutch India increased from 2.3% in 2002 to

15.7% in 2003. As a result of these and other margin improvements, our combined operating profit margin, excluding Partner, increased from a negative margin of (0.4)% in 2002 to 3.3% in 2003. Our operating profit for 2002 included a one-time profit of HK$278 million on the sale to NEC Corporation, or NEC, of a 5% equity interest in the Hong Kong mobile operations (including Macau). Excluding this one-time gain, our combined operating profit margin in 2002 would have been 0.4%. Our US GAAP operating profit does not include the results of our associated companies.

As subscriber numbers grew and network expansion continued, our operating expenses also increased in 2003. The following table presents, for the periods indicated, a breakdown of operating expenses and percentage change from period to period:

	Year ended December 31,		% Change
	2002	2003
	(HK$ in millions)
Cost of inventories sold	533	547	2.6%
Staff costs	995	1,081	8.6
Depreciation and amortization	1,696	2,262	33.4
Other operating expenses	4,803	5,936	23.6

Operating expenses	8,027	9,826	22.4%

Operating expenses increased by 22.4% from HK$8,027 million in 2002 to HK$9,826 million (US$1,260 million) in 2003. Staff costs increased by 8.6% from HK$995 million in 2002 to HK$1,081 million (US$139 million) in 2003, mainly due to increased staff costs from Hutch India, the Hong Kong fixed-line and the Thai operations as a result of the expanded scope of operations and coverage in these markets, as well as the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002. Depreciation and amortization increased by 33.4% from HK$1,696 million in 2002 to HK$2,262 million (US$290 million) in 2003. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations except for the Hong Kong mobile operations (including Macau), where depreciation and amortization decreased in 2003 as the build-out of our 2G mobile telecommunications network in Hong Kong reached its peak in 2002.

We expect operating expenses, including each line item of our operating expenses discussed above, to continue to increase in future periods as a result of new license acquisitions and network expansion in our less developed markets and 3G mobile telecommunications network build-out in our more developed markets, as well as business expansions as and when appropriate opportunities arise.

Other operating expenses increased by 23.6% from HK$4,803 million in 2002 to HK$5,936 million (US$761 million) in 2003. The following table presents, for the periods indicated, a breakdown of other operating expenses by our five business segments and the percentage of total other operating expenses accounted for by each segment:

	Year ended December 31,
	2002		2003
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	1,785	37.2%	1,472	24.8%
Hong Kong fixed-line	632	13.1	589	9.9
India	2,145	44.7	2,739	46.2
Thailand	168	3.5	1,028	17.3
Others	73	1.5	108	1.8

Other operating expenses	4,803	100.0%	5,936	100.0%

The increase in other operating expenses in 2003 resulted from the following factors:

•	Hong Kong mobile operations (including Macau). Our Hong Kong mobile operations (including Macau) accounted for 24.8% of our other operating expenses in 2003, compared to 37.2% in 2002. Other operating expenses from our Hong Kong mobile operations (including Macau) decreased by 17.5% from HK$1,785 million in 2002 to HK$1,472 million (US$189 million) in 2003. Network costs and other network operating costs, taken together, decreased by 18.4% from HK$1,407 million in 2002 to HK$1,148 million (US$147 million). This decrease was principally a result of the ongoing impact of a decrease in cell site and leased line rental fees following successful negotiations with our lessors in 2002. In addition, interconnection and international direct dialing charges decreased in 2003 as a result of reduced tariffs charged by telecommunications carriers, especially in China, which decrease was partially offset by an increase in outgoing call volume. Other operating expenses in 2003 included a credit for capitalized costs in the amount of HK$308 million (US$39 million), relating to 3G network costs incurred in connection with the installation of fixed assets prior to the commencement of 3G services in January 2004, compared to a credit for capitalized costs of HK$193 million in 2002.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 9.9% of our other operating expenses in 2003, compared to 13.1% in 2002. Other operating expenses from our Hong Kong fixed-line operations decreased by 6.8% from HK$632 million in 2002 to HK$589 million (US$76 million) in 2003. Other operating expenses in 2002 included a write-off of prepaid capacity and maintenance costs in the amount of HK$226 million due to the bankruptcy of the provider of such capacity in 2002. Excluding this write-off, network costs and other network operating costs, taken together, increased by 57.8% from HK$417 million in 2002 to HK$658 million (US$84 million) in 2003, primarily due to the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002, as well as growth on a full-year comparable basis in such expenses resulting from the expansion in our service coverage area in 2003.

•	Indian operations. Hutch India accounted for 46.2% of our other operating expenses in 2003, compared to 44.7% in 2002. Other operating expenses from Hutch India increased by 27.7% from HK$2,145 million in 2002 to HK$2,739 million (US$351 million) in 2003, due primarily to a significant increase in network costs and other network operating costs, which, taken together, increased by 50.6% from HK$1,361 million in 2002 to HK$2,050 million (US$263 million) in 2003. This increase was mainly attributable to the continued growth in the number of subscribers and in the scope of operations, including as a result of the acquisition by Hutch India of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka and Andhra Pradesh, where Hutch India commenced commercial operations in 2002. The continued growth in our subscribers resulted in significant increases in interconnection, roaming and IDD charges, and the continued build-out of networks has resulted in increased rental fees for cell sites and leased lines. Selling and distribution expenses also increased by 59.9% from HK$354 million in 2002 to HK$566 million (US$73 million) in 2003 as a result of subscriber growth. The increase in other operating expenses was partially offset by a one-time refund of license fees of approximately HK$134 million (US$17 million) in 2003 due to a revision of the method of calculating license fees by the Department of Telecommunications of India, or DoT.

•

Thai operations.    The Thai operations accounted for 17.3% of our other operating expenses in 2003, compared to 3.5% in 2002. Other operating expenses from the Thai operations increased from HK$168 million in 2002 to HK$1,028 million (US$132 million) in 2003, primarily due to increases in network related costs of BFKT (Thailand) Limited, or BFKT, a telecommunications network company in which we hold a 49% economic interest, and Hutchison CAT’s general and administrative expenses and selling and distribution expenses.

These increases were attributable to the build-out and maintenance of the mobile telecommunications network by BFKT and the commencement of Hutchison CAT’s marketing services in February 2003. Other operating expenses in 2003 also included a provision for bad debt expenses of HK$213 million (US$27 million), as well as a provision for capitalized subscriber acquisition costs of HK$234 million (US$30 million) relating to voluntarily and involuntarily churned subscribers. See “Risk Factors—Risks Relating to Our Business—We may encounter operational and control difficulties when commencing businesses in new markets.”

•	Other operations. Our operations in Sri Lanka, Paraguay and Ghana together accounted for 1.8% of our other operating expenses in 2003, compared to 1.5% in 2002. Other operating expenses from these operations increased by 47.9% from HK$73 million to HK$108 million (US$14 million) in 2003, principally as a result of increases in network operating costs and selling and distribution expenses. These increases were primarily due to growth in the number of our subscribers and the continued build-out of our networks in these markets.

Share of profits less losses of associated companies

Our share of profits less losses of associated companies increased by 75.9% from HK$336 million in 2002 to HK$591 million (US$76 million) in 2003. This increase principally reflected an increase in the operating profit of Partner. Partner is listed on Nasdaq, the London Stock Exchange and the Tel Aviv Stock Exchange, and reports its financial results under US GAAP. Based on the information disclosed in Partner’s annual report on Form 20-F filed for the year ended December 31, 2003, Partner’s revenues increased by 10.2% from NIS4,055 million (equivalent to HK$6,676 million) in 2002 to NIS4,468 million (equivalent to HK$7,622 million) (US$977 million) in 2003. This increase was primarily due to subscriber growth of approximately 14%, which was partially offset by lower ARPU. Partner’s cost of revenues increased marginally from NIS3,069 million (equivalent to HK$5,053 million) to NIS3,136 million (equivalent to HK$5,350 million) (US$686 million), as higher interconnection charges resulting from subscriber growth was partially offset by lower interconnection tariffs. Partner’s selling and marketing expenses remained relatively stable at NIS314 million (equivalent to HK$536 million) (US$69 million) in 2003 compared to NIS308 million (equivalent to HK$507 million) in 2002, while its general and administrative expenses increased by 12.5% from NIS144 million (equivalent to HK$237 million) in 2002 to NIS162 million (equivalent to HK$276 million) (US$35 million) in 2003. As a result of the foregoing, Partner’s operating profit increased by 60.4% from NIS533 million (equivalent to HK$878 million) in 2002 to NIS855 million (equivalent to HK$1,459 million) (US$187 million) in 2003. Hong Kong dollar equivalents for these purposes are calculated using an effective average exchange rate of HK$1.6464=NIS1.00 for 2002 and HK$1.706=NIS1.00 for 2003, respectively.

Partner reports its ARPUs and MOUs on a blended basis for its prepaid and postpaid subscribers in its annual reports on Form 20-F. Based on information disclosed in Partner’s annual report on Form 20-F filed for the year ended December 31, 2003, Partner’s blended ARPU declined by 6.6% (in local currency terms) in 2003, mainly due to a 10% decrease in interconnection rates as mandated by the Israeli Ministry of Communications effective January 1, 2003, while its blended MOU remained stable in 2003.

Share of profits less losses of jointly controlled entities

We had no interest in any jointly controlled entities in 2003. We had a loss relating to jointly controlled entities of HK$22 million in 2002. The loss in 2002 principally reflected our share of the loss before interest and taxation of Hutchison Global Communications and its subsidiaries and related data center companies prior to their becoming our consolidated subsidiaries in May 2002.

Interest and other finance costs, including share of associated companies and jointly controlled entities

Interest and other finance costs, including our share of such costs of associated companies and jointly controlled entities, decreased by 5.6% from HK$1,087 million in 2002 to HK$1,026 million (US$132 million) in 2003. This decrease was primarily due to a decrease in interest and other finance costs from Hutch India and our Hong Kong mobile operations (including Macau) due to a lower level of outstanding borrowings and lower interest rates in 2003. This decrease was partially offset by an increase in interest and other finance costs from the Thai operations, due mainly to additional drawdowns under existing bank facilities in 2003 to fund network build-out.

Loss before taxation

As a result of the foregoing, we recorded a loss before taxation of HK$101 million (US$13 million) in 2003, compared to a loss before taxation of HK$781 million in 2002.

Deferred taxation charge (credit)

We recorded a net deferred taxation credit of HK$195 million (US$25 million) in 2003, compared to a net deferred taxation charge of HK$156 million in 2002. The net deferred taxation credit in 2003 was mainly attributable to a HK$484 million tax benefit resulting from the recognition of future tax benefits expected from Partner’s accumulated tax loss carry-forwards, including tax losses that arose prior to 2003, which was partially offset by a total deferred taxation charge of HK$289 million relating mainly to taxation charges on profits attributable to Hutch India and our Hong Kong mobile operations (including Macau). The net deferred taxation charge in 2002 also related mainly to taxation charges on profits attributable to Hutch India and our Hong Kong mobile operations (including Macau).

Net loss attributable to shareholders

As a result of the foregoing, we recorded a profit after taxation of HK$72 million (US$9 million) in 2003, compared to a loss after taxation of HK$943 million in 2002, and we recorded a loss attributable to shareholders of HK$214 million (US$27 million) in 2003, compared to a loss attributable to shareholders of HK$986 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Turnover

The following table presents, for the periods indicated, a breakdown of turnover by our five business segments and the percentage of total turnover accounted for by each segment:

	Year ended December 31,
	2001		2002
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	3,970	63.8%	3,730	48.7%
Hong Kong fixed-line	—	—	860	11.2
India	2,165	34.8	2,974	38.9
Thailand	37	0.6	34	0.5
Others	54	0.8	56	0.7

Turnover	6,226	100.0%	7,654	100.0%

Our turnover increased by 22.9% from HK$6,226 million in 2001 to HK$7,654 million in 2002. This increase mainly reflected an increase in turnover from Hutch India, as well as the consolidation of

Hutchison Global Communications and its subsidiaries and related data center companies beginning in May 2002, when they became our consolidated subsidiaries. More specifically, the increase resulted from the following factors:

•	Hong Kong mobile operations (including Macau). Our Hong Kong mobile operations (including Macau) accounted for 48.7% of our turnover in 2002, compared to 63.8% in 2001. Turnover from our Hong Kong mobile operations (including Macau) decreased by 6.0% from HK$3,970 million in 2001 to HK$3,730 million in 2002, primarily due to a decrease in turnover from postpaid subscribers. Turnover from our Hong Kong postpaid subscribers decreased by 7.4% from HK$3,304 million in 2001 to HK$3,059 million in 2002. This decrease was principally the result of a reduction in tariffs due to discounts offered by our competitors starting in the second half of 2002. A decrease in the number of our Hong Kong postpaid subscribers from approximately 1.13 million as of December 31, 2001 to 1.04 million as of December 31, 2002 also contributed to the decrease in turnover from postpaid subscribers in 2002. Turnover from our Hong Kong prepaid subscribers increased by 59.6% from HK$136 million in 2001 to HK$217 million in 2002. This increase was primarily due to an increase in the number of our Hong Kong prepaid subscribers from approximately 0.53 million as of December 31, 2001 to approximately 0.73 million as of December 31, 2002. Hardware revenues decreased by 17.0% from HK$442 million in 2001 to HK$367 million in 2002, principally as a result of the decrease in the number of postpaid subscribers, who typically purchase handsets and related accessories.

Despite the tariff reductions resulting from increased price competition, ARPU for postpaid subscribers from our Hong Kong mobile operations increased by 9.8% in 2002, principally as a result of an increase in MOU per postpaid subscriber of 17.7%.

•	Hong Kong fixed-line operations. Turnover from our Hong Kong fixed-line operations in 2002, after Hutchison Global Communications and its subsidiaries and related data center companies became our consolidated subsidiaries in May 2002, was HK$860 million and accounted for 11.2% of our turnover in 2002.

•	Indian operations. Hutch India accounted for 38.9% of our turnover in 2002, compared to 34.8% in 2001. Turnover from Hutch India increased by 37.4% from HK$2,165 million in 2001 to HK$2,974 million in 2002, primarily due to an increase in the total number of subscribers. Turnover from prepaid subscribers increased by 62.0% from HK$497 million in 2001 to HK$805 million in 2002. This increase was principally the result of a substantial growth in the number of prepaid subscribers from approximately 564,600 as of December 31, 2001 to approximately 1.33 million as of December 31, 2002, as Hutch India expanded its presence in Chennai, Andhra Pradesh and Karnataka and commenced mobile telecommunications services in these areas in mid-2002. Reduced tariffs due to increased competition also contributed to the increase in the number of prepaid subscribers. Turnover from postpaid subscribers increased by 28.1% from HK$1,514 million in 2001 to HK$1,939 million in 2002. This increase was mainly due to an increase in the number of postpaid subscribers from approximately 567,000 as of December 31, 2001 to approximately 682,500 as of December 31, 2002 as a result of Hutch India’s expanded operations. Postpaid roaming revenues declined by 5.8% from HK$225 million in 2001 to HK$212 million in 2002, principally as a result of reduced tariffs due to price competition.

ARPU for postpaid subscribers of Hutch India increased by 14.7% (in local currency terms) in 2002, as MOU per postpaid subscriber increased by 31.0% in 2002, reflecting the favorable results of tariff reductions due to increased competition. ARPU for prepaid subscribers decreased by 23.8% (in local currency terms), reflecting these tariff reductions, while MOU per prepaid subscriber increased by 7.4%.

•	Thai operations. The Thai operations accounted for 0.5% of our turnover in 2002, compared to 0.6% in 2001. Turnover in both years consisted primarily of revenues from our paging business. Turnover from the Thai operations decreased by 8.1% from HK$37 million in 2001 to HK$34 million in 2002.

•	Others. Turnover from our operations in Sri Lanka, Paraguay and Ghana together accounted for 0.7% of our turnover in 2002, compared to 0.8% in 2001. Turnover from these operations increased by 3.7% from HK$54 million in 2001 to HK$56 million in 2002.

Operating profit

We recorded an operating profit of HK$306 million in 2002, compared to an operating loss of HK$1,688 million in 2001. The following table presents, for the periods indicated, a breakdown of operating profit (loss) by our five business segments and the percentage of total operating profit (loss) accounted for by each segment:

	Year ended December 31,
	2001			2002
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	(1,594)		(94.4)%	354		115.7%
Hong Kong fixed-line	(90	)(1)	(5.3)	(267	)(2)	(87.2)
India	153		9.0	69		22.5
Thailand	(58	)(3)	(3.4)	(334)		(109.2)
Others	(157)		(9.3)	(130)		(42.4)
Profit on partial disposal of a subsidiary company	—		—	278		90.8%

Subtotal	(1,746)		(103.4)	(30)		(9.8)
Share of operating profit of Partner	58		3.4	336		109.8

Operating profit (loss)	(1,688)		100.0%	306		100.0%

(1)	Reflects our share of losses of Hutchison Global Communications and its subsidiaries and related data center companies before they became our consolidated subsidiaries in May 2002.
(2)	Including our share of losses of Hutchison Global Communications and its subsidiaries and related data center companies, in the amount of HK$22 million, as jointly controlled entities, before they became our consolidated subsidiaries in May 2002.
(3)	Including our share of losses of the Thai operations, in the amount of HK$10 million, as associated companies for part of 2001.

Our operating profit increased in 2002 due primarily to improved performance from our Hong Kong mobile operations (including Macau), as well as increased contributions from our associated company, Partner, as discussed below. Our operating profit for 2002 included a one-time profit of HK$278 million on the sale to NEC of a 5% equity interest in the Hong Kong mobile operations (including Macau). The operating loss of HK$1,688 million in 2001 included a one-time provision for impaired network equipment in the amount of HK$1,535 million relating to the Hong Kong mobile operations.

The following table presents, for the periods indicated, a breakdown of operating expenses and percentage change from period to period:

	Year ended December 31,		% Change
	2001	2002
	(HK$ in millions)
Cost of inventories sold	628	533	(15.1)%
Staff costs	672	995	48.1
Depreciation and amortization	1,283	1,696	32.2
Other operating expenses	5,339	4,803	(10)

Operating expenses	7,922	8,027	1.3%

Operating expenses increased by 1.3% from HK$7,922 million in 2001 to HK$8,027 million in 2002. Cost of inventories sold decreased by 15.1% from HK$628 million in 2001 to HK$533 million in 2002, mainly reflecting a decrease in the number of postpaid subscribers, who typically purchase handsets and related accessories, for our Hong Kong mobile operations (including Macau). Staff costs increased by 48.1% from HK$672 million in 2001 to HK$995 million in 2002. This increase reflected mainly staff costs of Hutchison Global Communications and its subsidiaries and related data center companies since May 2002, when they became our consolidated subsidiaries, and increased staff costs from Hutch India, as a result of our expanded scope of operations, and from the Thai operations. Depreciation and amortization increased by 32.2% from HK$1,283 million in 2001 to HK$1,696 million in 2002. This increase was mainly due to the increase in our fixed assets as a result of the consolidation of Hutchison Global Communications and its subsidiaries and related data center companies commencing in May 2002, as well as the network build-out in our mobile operations.

Other operating expenses decreased by 10% from HK$5,339 million in 2001 to HK$4,803 million in 2002. The following table presents, for the periods indicated, a breakdown of other operating expenses by our five business segments and the percentage of total other operating expenses accounted for by each segment:

	Year ended December 31,
	2001		2002
	(HK$ in millions, except percentages)
Hong Kong mobile (including Macau)	3,748	70.2%	1,785	37.2%
Hong Kong fixed-line	—	—	632	13.1
India	1,421	26.6	2,145	44.7
Thailand	60	1.1	168	3.5
Others	110	2.1	73	1.5

Other operating expenses	5,339	100.0%	4,803	100.0%

The decrease in other operating expenses in 2002 resulted from the following factors:

•	Hong Kong mobile operations (including Macau). Our Hong Kong mobile operations (including Macau) accounted for 37.2% of our other operating expenses in 2002, compared to 70.2% in 2001. Other operating expenses from our Hong Kong mobile operations (including Macau) decreased by 52.4% from HK$3,748 million in 2001 to HK$1,785 million in 2002. Network costs and other network operating costs, taken together, decreased from HK$1,617 million in 2001 to HK$1,407 million in 2002, mainly due to the reduction of interconnection and IDD charges as a result of reduced tariffs charged by telecommunications providers. Other operating expenses in 2001 included a one-time provision for impaired network equipment in the amount of HK$1,535 million. Other operating expenses in 2002 also included a credit for capitalized costs of HK$193 million, relating to 3G network costs incurred in connection with the installation of fixed assets prior to commencement of 3G services in January 2004, compared to a credit of HK$113 million in 2001.

•	Hong Kong fixed-line operations. Other operating expenses from our Hong Kong fixed-line operations in 2002, after Hutchison Global Communications and its subsidiaries and related data center companies became our consolidated subsidiaries in May 2002, amounted to HK$632 million and accounted for 13.1% of our other operating expenses in 2002. Other operating expenses in 2002 included a write-off of prepaid capacity and maintenance costs in the amount of HK$226 million due to the bankruptcy of the provider of such capacity in 2002.

•

Indian operations.    Hutch India accounted for 44.7% of our other operating expenses in 2002, compared to 26.6% in 2001. Other operating expenses from Hutch India increased by 50.9% from HK$1,421 million in 2001 to HK$2,145 million in 2002, primarily due to the growth in network costs and other network operating costs, which, taken together, increased by 35.8% from HK$1,002 million in 2001 to HK$1,361 million in 2002. This increase was mainly attributable to growth in the number of subscribers and in the scope of operations, and the continued network build-out in Chennai, Andhra Pradesh and Karnataka by Hutch India beginning in August 2001. This subscriber growth resulted in increases in interconnection, roaming and IDD charges, and the continued build-out of networks resulted in increased rental fees for cell sites and leased lines. This growth also resulted in an increase in selling and distribution expenses from HK$150 million in 2001 to HK$354 million in 2002, as well as an increase in general and administrative expenses.

•	Thai operations. The Thai operations accounted for 3.5% of our other operating expenses in 2002, compared to 1.1% in 2001. Other operating expenses from the Thai operations increased from HK$60 million in 2001 to HK$168 million in 2002, primarily due to an increase in BFKT’s network operating costs due to network build-out and in Hutchison CAT’s general and administrative expenses attributable to preparation for commencement of marketing services.

•	Others. Our operations in Sri Lanka, Paraguay and Ghana together accounted for 1.5% of our other operating expenses in 2002, compared to 2.1% in 2001. Other operating expenses from these operations decreased by 33.6% from HK$110 million in 2001 to HK$73 million in 2002, primarily as a result of decreases in general and administrative and selling and distribution expenses, reflecting better cost controls in these operations.

Share of profits less losses of associated companies

We recorded a share of profits of associated companies of HK$48 million in 2001, compared to a share of profits of HK$336 million in 2002. This principally reflected an increase in Partner’s operating profit. Based on information disclosed in Partner’s annual report on Form 20-F filed for the year ended December 31, 2003, on a US GAAP basis, Partner’s revenues increased by 24.8% from NIS3,249 million (equivalent to HK$5,739 million) in 2001 to NIS4,055 million (equivalent to HK$6,676 million) in 2002. This increase was primarily due to subscriber growth. Partner’s cost of revenues increased by 12.9% from NIS2,719 million (equivalent to HK$4,803 million) in 2001 to NIS3,069 million (equivalent to HK$5,053 million) in 2002, primarily as a result of higher interconnection charges resulting from subscriber growth and increased subscriber usage, which was partially offset by a decrease in its license amortization expenses as a result of the extension of its license until 2022. Partner’s selling and marketing expenses increased by 5.1% from NIS293 million (equivalent to HK$518 million) in 2001 to NIS308 million (equivalent to HK$507 million) in 2002, primarily due to increased marketing efforts in response to increased competition. Partner’s general and administrative expenses increased by 7.5% from NIS134 million (equivalent to HK$237 million) in 2001 to NIS144 million (equivalent to HK$237 million) in 2002, principally as a result of increased insurance costs and also reflecting a refund in 2001 from a fixed-line telecommunications operator following the Israeli Ministry of Communications’ interim settlement regarding a dispute on bad debt collection. As a result of the foregoing, Partner’s operating profit increased from NIS103 million (equivalent to HK$182 million) in 2001 to NIS533 million (equivalent to HK$878 million) in 2002. Hong Kong dollar equivalents for these purposes are calculated using an effective average exchange rate of HK$1.7664=NIS1.00 for 2001 and HK$1.6464=NIS1.00 for 2002, respectively.

Based on information disclosed in Partner’s annual report on Form 20-F filed for the year ended December 31, 2003, Partner’s blended ARPU declined by 14.5% (in local currency terms) in 2002, mainly reflecting the increased proportion of prepaid subscribers in 2002, who have historically generated lower ARPU. Partner’s blended MOU declined by 11.9% in 2002, mainly reflecting the increased proportion of prepaid subscribers with lower MOU per subscriber.

Share of profits less losses of jointly controlled entities

We had a loss relating to our jointly controlled entities of HK$102 million in 2001, compared to a loss of HK$22 million in 2002. The decrease in such loss from 2001 to 2002 was mainly attributable to the consolidation of Hutchison Global Communications and its subsidiaries and related data center companies commencing in May 2002. On a full-year comparable basis, the turnover of these entities increased by 14.9% from HK$1,090 million in 2001 to HK$1,252 million in 2002 as a result of growth in turnover from data services, residential broadband services, the leasing of international bandwidth and local voice services, which was partially offset by a decrease in turnover from IDD services. This increase was more than offset by a 14.3% increase in total other operating expenses of these entities from HK$797 million in 2001 to HK$911 million in 2002, mainly as a result of a write-off of prepaid capacity and maintenance costs in the amount of HK$226 million due to the bankruptcy of the provider of such capacity in 2002, together with increases in depreciation and in selling, general and administrative expenses. As a result, the operating loss of Hutchison Global Communications and its subsidiaries and related data center companies on a full-year comparable basis increased from HK$230 million in 2001 to HK$350 million in 2002.

Interest and other finance costs, including share of associated companies and jointly controlled entities

Interest and other finance costs, including our share of such costs of associated companies and jointly controlled entities, increased by 7.7% from HK$1,009 million in 2001 to HK$1,087 million in 2002. This increase was principally a result of an increase in interest and other finance costs of Hutch India and our Hong Kong fixed-line operations due to additional borrowings to fund network expansion, and from the Thai operations due to an increase in loan drawdowns to fund network build-out. These increases were partially offset by lower interest and other finance costs from our Hong Kong mobile operations (including Macau), primarily as a result of lower market interest rates.

Loss before taxation

As a result of the foregoing, we recorded a loss before taxation of HK$781 million in 2002, compared to a loss before taxation of HK$2,697 million in 2001.

Deferred taxation charge (credit)

We recorded a net deferred taxation charge of HK$156 million in 2002, compared to a net deferred taxation credit of HK$406 million in 2001. The net deferred taxation charge in 2002 mainly related to taxation charges on profits attributable to Hutch India and our Hong Kong mobile operations (including Macau). The net deferred taxation credit in 2001 resulted mainly from deferred tax credits relating to the expected future tax benefits from Hutch India.

Net Loss attributable to shareholders

As a result of the foregoing, we recorded a loss after taxation of HK$943 million in 2002, compared to a loss after taxation of HK$2,291 million in 2001, and we recorded a loss attributable to shareholders of HK$986 million in 2002, compared to a loss attributable to shareholders taxation of HK$1,889 million in 2001.

Liquidity and Capital Resources

Capital Requirements

Our liquidity and capital requirements relate principally to the following:

•	capital expenditures for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our businesses, including ongoing network maintenance; and

•	payments of the principal of, and interest on, our debts.

Capital Expenditures

The following table sets forth our capital expenditures by business segment for the periods indicated:

	Year ended December 31,				Six months ended June 30, 2004
	2001	2002	2003	2003
	(HK$ in millions)			(US$ in millions)	(HK$ in millions)	(US$ in millions)
Hong Kong mobile (including Macau)	1,088	1,222	1,280	164	323	41
Hong Kong fixed-line	—	978	1,257	161	396	51
India	853	1,320	1,617	207	1,095	140
Thailand	199	1,260	1,344	173	351	45
Others	224	90	48	6	44	6

Total	2,364	4,870	5,546	711	2,209	283

We anticipate that our capital expenditures in 2004 will be approximately 35% to 40% higher than the 2003 level due to build-out and expansion of our networks, and will decrease to approximately the same level in 2005 and 2006 as in 2003, depending upon subscriber growth and network expansion activities. We expect that our principal capital expenditure requirements for these years will include the following:

•	continued build-out of the 2G mobile telecommunications network in India, accounting for approximately 41% of our estimated capital expenditures in 2004;

•	continued build-out of the CDMA2000 1X mobile telecommunications network in Thailand, accounting for approximately 29% of our estimated capital expenditures in 2004; and

•	continued build-out of the 3G mobile telecommunications network in Hong Kong, accounting for approximately 14% of our estimated capital expenditures in 2004.

Outstanding Debt

The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as of December 31, 2001, 2002 and 2003 and as of June 30, 2004 and as of August 31, 2004:

	Total debt
	As of December 31,			As of June 30, 2004	As of August 31, 2004
	2001	2002	2003
	(HK$ in millions)
Bank loans—current portion	2,163	4,807	3,723	4,037	4,650
Other loans—current portion	132	1,547	1,556	1,384	1,284
Debentures—current portion	11	—	204	—	—
Long-term loans	5,528	6,548	7,485	9,395	8,855
Interest-bearing loans from minority shareholders	4	4	4	4	4
Net long-term amounts due to related companies(1)	15,501	18,245	22,360	21,180	21,243

Total debt	23,339	31,151	35,332	36,000	36,036

(1)	Reflects the net aggregate amount of loans from the Hutchison Whampoa group. Some of these loans were interest-free, except for loans in the aggregate amount of HK$10,745 million as of June 30, 2004. In connection with our recent restructuring, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million). See “The Restructuring.” The remaining HK$311 million of loans from the Hutchison Whampoa group represents amounts drawn down under the HK$1,000 million loan facility described in “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group—Loan facilities.”

We have financed our network build-out and operating costs mainly through loans from commercial banks and from the Hutchison Whampoa group. As of December 31, 2001, 2002 and 2003 and June 30, 2004, the ratio of our total debt (including the shareholder loans from Hutchison Whampoa group companies that we have capitalized pursuant to our restructuring) to total assets was approximately 104%, 101%, 97% and 90%, respectively.

The following table presents our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of December 31, 2001, 2002 and 2003 and June 30, 2004 by business segment:

	As of December 31,			As of June 30,
	2001	2002	2003	2004
	(HK$ in millions)
Hong Kong mobile (including Macau)	3,800	4,550	3,680	4,110
Hong Kong fixed-line	—	2,541	16	171
India	3,646	4,496	4,213	4,576
Thailand	384	1,315	5,059	5,959
Others	8	4	4	4

Total	7,838	12,906	12,972	14,820

The increase in borrowings of our Hong Kong mobile (including Macau) operations in 2002 was due to the drawdown under bridge loan facilities to finance the rollout of our 3G network in Hong Kong. The decrease in 2003 was due to the repayment of HK$1,900 million of a 2G syndicated bank loan, partially offset by a further drawdown under the 3G bridge loan facilities.

The decrease in borrowings of our Hong Kong fixed-line operations in 2003 was due to refinancing through loans from the Hutchison Whampoa group.

The increase in borrowings of the Indian operations in 2002 was due to the expansion of the network. These loans were partially repaid in 2003.

Borrowings of the Thai operations increased in 2002 and 2003 in order to finance capital expenditures relating to the continued network build-out.

The following table presents our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of June 30, 2004 by business segment, as well as information regarding maturities and interest and other finance costs in the six months ended June 30, 2004 in respect of such debt:

	Maturity			Six months ended June 30, 2004 Interest and Other Finance Costs
	Short-Term	Long-Term	Total Debt
	(HK$ in millions)
Hong Kong mobile (including Macau)	—	4,110	4,110	22
Hong Kong fixed-line	138	33	171	2
India	1,908	2,668	4,576	159
Thailand	3,375	2,584	5,959	79
Others	—	4	4	3

Total	5,421	9,399	14,820	265

As of June 30, 2004, bank loans and other interest-bearing third-party borrowings by our subsidiaries amounted to HK$14,820 million (US$1,900 million). As of June 30, 2004, 28.4% of these borrowings were denominated in Hong Kong dollars, 26.7% in Indian Rupee, 16.1% in Thai Baht, 22.5% in Japanese Yen, 5.8% in U.S. dollars and 0.5% in other currencies comprising Singapore dollars, Malaysian Ringgit and Renminbi. Of the total borrowings as of such date, 36.6% was repayable within one year, 62.4% was repayable between one to three years, 0.7% was repayable between three to five years and 0.3% was repayable after five years. In 2003, the weighted average interest rate of our borrowings was 2.3% for our Hong Kong mobile operations (including Macau), 3.2% for our Hong Kong fixed-line operations, 8.6% for Hutch India and 3.3% for the Thai operations. The overall weighted average interest rate was 4.8%. As of June 30, 2004, HK$10,516 million (US$1,348 million) of the borrowings were guaranteed by Hutchison Whampoa and its affiliates, and HK$1,842 million (US$236 million) was secured by the pledge of our assets. In addition, HK$4,110 million of the borrowings was covered by letters of comfort from Hutchison International Limited, or Hutchison International, a subsidiary of Hutchison Whampoa. Following the restructuring, we will pay, or will procure that the relevant members of our group whose borrowings are supported will pay, fees in respect of the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or Hutchison International. We will also counter-indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group in respect of the guarantees, indemnities and security provided by Hutchison Whampoa or any such member of the Hutchison Whampoa group in respect of third-party borrowings of our group. See “—Liquidity and Capital Resources—Capital Resources” and “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group” for a more detailed description of these guarantees, indemnities and security and the related counter-indemnity arrangement.

The following table presents bank loans and other interest-bearing borrowings and debentures which were guaranteed by Hutchison Whampoa and other members of the Hutchison Whampoa group as of August 31, 2004:

	As of August 31, 2004
	Due in 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years	Total
	(HK$ millions)
India	2,561	1,959	—	—	4,520
Thailand	3,235	2,638	77	39	5,989

Total	5,796	4,597	77	39	10,509

As of June 30, 2004, our subsidiaries had outstanding net loans in the aggregate amount of HK$20,869 million (US$2,676 million) that had been provided by Hutchison Whampoa and its affiliates. In connection with our restructuring, we issued ordinary shares to capitalize HK$20,869 million of such loans. Accordingly, these loans will not be reflected as loans but as paid-in capital in our combined financial statements for periods after the restructuring. See “—Liquidity and Capital Resources—Capital Resources.” As of June 30, 2004, we also had HK$162 million (US$21 million) of interest-free loans from minority shareholders of certain operating companies. These loans do not have fixed repayment terms and are payable on demand.

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2003:

	Payments due by period
Contractual Obligations	Total	During 2004	2005-2006	2007-2008	After 2008
	(HK$ in millions)
Purchase obligations	3,116	2,777	283	56	—
Operating lease obligations	1,840	654	407	181	598
Loans(1)	12,410	4,534	7,716	90	70
Debentures(2)	562	204	358	—	—
Payment for the right to use spectrum	1,206	50	100	130	926

Total contractual obligations	19,134	8,219	8,864	457	1,594

(1)	Including bank loans and other interest-bearing third-party borrowings. Excluding HK$22,360 million (US$2,867 million) of net loans as of December 31, 2003 from Hutchison Whampoa and its affiliates, which were included in the shareholder loans capitalized in connection with the restructuring. Also excluding HK$162 million (US$21 million) of interest-free loans as of December 31, 2003 from minority shareholders of certain operating companies, which do not have fixed repayment terms.
(2)	Comprises non-convertible and unsecured debentures issued by Hutch India between 1999 and 2002.

The following table sets forth selected information regarding our contractual obligations to make future payments as of June 30, 2004:

	Payments due within
Contractual Obligations	Total	1 year	1 –3 years	3 –5 years	After 5 years
	(HK$ in millions)
Purchase obligations	3,029	2,612	324	62	31
Operating lease obligations	1,992	604	438	246	704
Loans(1)	14,820	5,421	9,248	99	52
Payment for the right to use spectrum	1,206	50	100	130	926

Total contractual obligations	21,047	8,687	10,110	537	1,713

(1)	Including bank loans and other interest-bearing third-party borrowings. Excluding HK$20,869 million (US$2,676 million) of net loans as of June 30, 2004 from Hutchison Whampoa and its affiliates, which were included in the shareholder loans capitalized in connection with our restructuring. Also excluding HK$162 million (US$21 million) of interest-free loans as of June 30, 2004 from minority shareholders of certain operating companies, which do not have fixed repayment terms.

Intra-company shareholder loans

The following table presents the aggregate intra-company shareholder loans as of June 30, 2004 from us to various operating companies within our group which are not wholly-owned by us:

HK$ in millions(1)(2)
Hong Kong mobile (including Macau)	2,062
Hong Kong fixed-line	3,711
India	—
Thailand	—
Others	613

Total	6,386

(1)	Does not include preference shares in the amount of INR11,715 million (HK$1,987 million) issued to us by one of the Indian entities through which we hold all or a portion of our indirect equity interest in each of the operators. See “Business—India—Ownership.”
(2)	Does not include convertible notes in the aggregate amount of HK$3,200 million issued by Vanda in connection with its acquisition of the fixed-line telecommunications business of a wholly-owned subsidiary of Hutchison Whampoa. See “—Overview—Factors Affecting Our Results of Operations—New Licenses and Acquisitions.”

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/ or pledges provided by Hutchison Whampoa and its affiliates, and loans from Hutchison Whampoa and its affiliates.

As of June 30, 2004, we had net current liabilities of HK$5,484 million (US$703 million), comprising a current portion of bank loans and other loans equal to HK$5,421 million (US$695 million) and other net current liabilities of HK$63 million (US$8 million). As of December 31, 2003, we had net current liabilities of HK$6,250 million (US$801 million), comprising a current portion of bank loans and other loans equal to HK$5,483 million (US$703 million) and other net current liabilities of HK$767 million (US$98 million), compared to net current liabilities of HK$6,017 million as of December 31, 2002 and HK$2,508 million as of December 31, 2001. The decrease in net current liabilities in the first half of 2004 compared to 2003 was attributable to an increase in current assets partially offset by an increase in short-term borrowings related to the Vanda transaction. The decrease in non-current liabilities in 2003 compared to 2002 was mainly attributable to the decrease in short-term borrowings from HK$6,354 million in 2002 to HK$5,483 million in 2003, mainly due to the extension of repayment terms of various short-term borrowings, which resulted in these borrowings being reclassified as long-term liabilities. The significant increase in net current liabilities in 2002 compared to 2001 was primarily a result of a significant increase in short-term borrowings. The increase in short-term borrowings from HK$2,306 million in 2001 to HK$6,354 million in 2002 was mainly attributed to the Hong Kong mobile, Indian and Thai operations. In particular, HK$1,900 million was reclassified from long-term debt to short-term debt in 2002 in respect of a long-term syndicated loan to the Hong Kong mobile operation maturing in 2003. The increase in short-term borrowings of HK$1,699 million in India and HK$1,003 million in Thailand was due to drawdowns under bank facilities maturing in 2003 to finance the network rollout. See note 20 to our combined financial statements.

Our net cash inflows from operating activities in the six months ended June 30, 2004 amounted to HK$1,100 million (US$141 million), compared to HK$342 million of cash inflows in the same period in 2003. The increase in net cash inflows from operating activities was mainly due to a working capital outflow of HK$553 million in the six months ended June 30, 2003, compared to a working capital inflow of HK$1 million (US$0.13 million) in the same period in 2004. Funds from operations also increased to HK$1,099 million (US$141 million) in the six months ended June 30, 2004, compared to HK$895 million in the same period in 2003.

Our net cash inflows from operating activities amounted to HK$1,004 million (US$129 million) in 2003, compared to HK$1,821 million in 2002. We had net cash outflow from operating activities of HK$133 million in 2001. The increase in net cash inflows from operating activities in 2003 was mainly due to higher funds from operations of HK$2,059 million (US$264 million) in 2003, compared to HK$848 million in 2002, which was partially offset by a working capital outflow of HK$1,055 million (US$135 million) in 2003, compared to a working capital inflow of HK$973 million in 2002. The working capital outflow in 2003 consisted primarily of an increase in amounts due from debtors and prepayments of HK$755 million (US$97 million), mainly reflecting the increase in receivables from our increased subscriber base, and an increase in inventory, consisting mainly of handsets, of HK$570 million (US$73 million). The increase in funds from operations reflected reduced losses in 2003. The increase in net cash inflows from operating activities in 2002 was principally the result of a HK$973 million working capital inflow, compared to working capital outflow of HK$587 million in 2001, as well as an increase in funds from operations to HK$848 million in 2002 from HK$454 million in 2001. The working capital inflow in 2002 consisted primarily of an increase in amounts due to related companies in the amount of HK$844 million. The increase in funds from operations was due to reduced losses in 2002.

Our trade receivables increased from HK$333 million in 2001 to HK$586 million as of December 31, 2002, to HK$895 million (US$115 million) as of December 31, 2003 and to HK$1,395 million (US$179 million) as of June 30, 2004. These increases were primarily due to increases in turnover resulting from growth in our subscriber base. The average collection time for our trade receivables was 20 days in 2001, 28 days in 2002, 32 days in 2003 and 37 days in the first half of 2004. The increase in the average collection time in 2002 was mainly due to the consolidation of the Hong Kong fixed-line operations during the year, which typically has a longer collection period than our mobile operations. The increase in the average collection time in 2003 and the first half of 2004 was mainly due to the Thai operations, which experienced collection difficulties resulting in bad debt provisions. See “Business—Thailand—Overview.”

Our inventory, consisting mainly of handsets, decreased from HK$79 million in 2001 to HK$58 million as of December 31, 2002, increased to HK$628 million (US$81 million) as of December 31, 2003 and increased to HK$724 million (US$93 million) as of June 30, 2004. The decrease in 2002 was mainly due to a handset inventory provision by the Hong Kong mobile operations of HK$38 million, and the increase in inventory level in 2003 and the first half of 2004 mainly reflected the commencement of CDMA2000 1X operations in Thailand. Average inventory turnover, excluding the Thai operations, decreased from 65 days in 2001 to 57 days in 2002 and increased to 78 days in 2003 and to 117 days in the first half of 2004, mainly due to increased inventories in the Hong Kong mobile operations and other mobile operations. Sales of handsets are not included in the turnover of the Thai operations.

Our trade payables increased from HK$679 million as of December 31, 2001 to HK$709 million as of December 31, 2002, to HK$941 million (US$121 million) in 2003 and to HK$1,264 million (US$162 million) as of June 30, 2004. These increases were mainly due to increased operations in most of our service areas, which were partially offset by shorter payment terms. The average payment time for our trade payables decreased from 40 days in 2001 to 34 days in both 2002 and 2003 and to 33 days in the first half of 2004. The decrease of payment time in 2002 was mainly due to a reduction in the payment time of the Indian operations.

Our net cash outflows from investing activities amounted to HK$1,477 million (US$189 million) in the six months ended June 30, 2004, compared to HK$2,511 million in the same period in 2003. In the first six months of 2004, we had a profit on disposal of partial interest related to the Vanda transaction which accounted for HK$1,578 million (US$202 million) of our net cash outflows. Our net cash outflows from investing activities activities amounted to HK$6,482 million (US$831 million) in 2003, compared to HK$5,507 million in 2002 and HK$3,487 million in 2001. Net cash outflows from investing activities consist mainly of capital expenditures on 2G, 3G and fixed-line network build-out. The increase in net cash outflows from investing activities in 2003 was partially due to an increase in purchase of fixed assets from HK$4,240 million in 2002 to HK$5,573 million (US$714 million) in 2003, an increase in subscriber acquisition costs of HK$490 million (US$63 million) as a result of the start-up of CDMA2000 1X operations in Thailand, and an increase in purchase of telecommunications licenses from HK$52 million in 2002 to HK$343 million (US$44 million) in 2003, which were partially offset by a decrease in the purchase of subsidiary and associated companies from HK$1,248 million in 2002 to HK$152 million (US$19 million) in 2003. The increase in net cash outflows from investing activities in 2002 was primarily the result of an increase in purchase of fixed assets from HK$2,248 million in 2001 to HK$4,240 million in 2002, a decrease in repayments from jointly controlled entities from HK$561 million in 2001 to none in 2002 and an increase in the purchase of associated companies from HK$1 million in 2001 to HK$522 million in 2002, reflecting Hutchison Whampoa’s acquisition of the remaining 50% interest in Hutchison Global Communications and its subsidiaries and related data center companies it did not own at the time, which were partially offset by a decrease in purchase of telecommunications licenses from HK$767 million in 2001 to HK$52 million in 2002 and a decrease in purchase of subsidiary companies from HK$909 million in 2001 to HK$726 million in 2002.

Our net cash inflows from financing activities, including loans from Hutchison Whampoa and its affiliates, amounted to HK$720 million (US$92 million) and HK$1,240 million (US$159 million) in the six months ended June 30, 2004 and 2003, respectively, and HK$4,612 million (US$591 million) in 2003, compared to HK$6,035 million in 2002 and HK$3,564 million in 2001. These amounts mainly reflected a net increase in loans in the amount of HK$2,243 million (US$288 million) and HK$678 million (US$87 million) in the six months ended June 30, 2004 and 2003, respectively, HK$3,851 million (US$494 million) in 2003, HK$4,941 million in 2002 and HK$4,736 million in 2001, primarily to fund network build-out by our Hong Kong fixed-line operations and the Hong Kong, Indian and Thai mobile telecommunications operations.

As of December 31, 2003, bank loans and other interest-bearing third-party borrowings by our subsidiaries amounted to HK$12,972 million (US$1,663 million), comprising a current portion of bank loans and other loans of HK$5,483 million (US$703 million) and long-term portion of HK$7,489 million (US$960 million). Bank loans and other interest-bearing third-party borrowings by our subsidiaries amounted to HK$14,820 million (US$1,900 million) as of June 30, 2004, comprising a current portion of bank loans and other loans of HK$5,421 million (US$695 million) and long-term portion of HK$9,399 million (US$1,205 million). See “—Liquidity and Capital Resources—Capital Requirements—Outstanding Debt.” In addition to such borrowings, loans from Hutchison Whampoa and its affiliates historically constituted a significant source of financing for our subsidiaries. As of December 31, 2003 and June 30, 2004, our subsidiaries had outstanding net loans in the aggregate amount of HK$22,360 million (US$2,867 million) and HK$20,869 million (US$2,676 million), respectively, that had been provided by Hutchison Whampoa and its affiliates. Most of these loans were interest-free, except for loans in the aggregate amount of HK$7,176 million as of December 31, 2003, which bore interest at a weighted average interest rate of 3.4% per annum in 2003. These loans had no fixed repayment terms and were used to finance our operations.

In connection with our restructuring, we issued ordinary shares to a Hutchison Whampoa group company to capitalize these loans. Accordingly, these loans will not be reflected as loans but as paid-in capital in our combined financial statements after the restructuring. Prior to the restructuring, our interest and other finance costs had included amounts due to related companies, totalling HK$218 million, HK$188 million, HK$208 million (US$27 million) and HK$118 million (US$15 million) in 2001, 2002, 2003 and the six months ended June 2004, respectively. Following the capitalization of these loans as part of the restructuring, interest on amounts due to related companies will cease to be payable and there should be a corresponding reduction in interest and other finance costs for future years, while there will be an increase in fees to be paid by relevant members of our group with respect to certain guarantees, indemnities and security provided by the Hutchison Whampoa group, as further discussed below.

Our subsidiaries and Partner are subject to various financial and operating covenants under their loan agreements and debt instruments. Among other things, these covenants restrict the ability of our subsidiaries and Partner to pledge their assets, to effect a merger or sale of all or substantially all of their assets, and to pay dividends under certain circumstances. A number of the loan agreements and/or debt instruments of our subsidiaries and Partner are subject to either acceleration or repurchase at the holder’s option upon a change of control of the relevant entity. We are subject to similar financial and operating covenants under our HK$8 billion credit facility discussed below.

In January 2004, the Thai operations obtained an unsecured term loan facility in the amount of Japanese Yen 4,800 million and Thai Baht 5,500 million for working capital purposes. The term loan facility is guaranteed by Hutchison Whampoa and matures in January 2007. Also in January 2004, the Thai operations obtained an unsecured general banking facility of up to US$30 million and a US$30 million foreign exchange facility. The general banking facility is payable on demand by the lender and is guaranteed by Hutchison Whampoa. Both the general banking facility and the foreign exchange facility are uncommitted facilities and are subject to periodic review at the lender’s discretion.

In January 2004, a back-to-back loan facility of HK$1 billion was granted by Hutchison International, a subsidiary of Hutchison Whampoa, in favor of Hutchison Global Communications Holdings. Following our restructuring, our group has assumed the obligations of Hutchison International under this facility, with Hutchison International agreeing to provide a facility in the same amount and with the same tenor to our group. Our group may only draw on this facility to the extent Hutchison Global Communications Holdings draws down under the facility assumed by our group.

In March 2004, Hutch India obtained an INR2,500 million secured term loan, letter of credit and bank guarantee credit facility. This facility is secured by a floating charge over the entire moveable fixed assets of one of the Indian operating companies on a pari passu basis with other lenders. This secured facility is guaranteed by Hutchison Whampoa and matures in December 2005, while letters of credit and bank guarantees issued under the facility may continue to December 2006. As of June 30, 2004, an aggregate principal amount of INR2,400 million was outstanding under this facility. Also in March 2004, Hutch India obtained an INR1,500 million unsecured short-term loan facility. This unsecured loan facility is guaranteed by Hutchison International and matures in May 2005. As of June 30, 2004, an aggregate principal amount of INR1,250 million was outstanding under this facility.

As described in “Business—India—Proposed Acquisition,” Aircel Digilink India Limited (part of Hutch India) has entered into a preliminary agreement to acquire Aircel Limited and Aircel Cellular Limited. To finance such acquisitions, Hutchison Max Telecom Private Limited has arranged a loan from certain banks in the amount of US$320 million (approximately HK$2,496 million), part of which amount will be loaned to Aircel Digilink India Limited. For further information, see “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Aircel financing arrangements.”

In May 2004, Hutchison Telephone Company Limited, or Hutchison Telephone, our 70.9% owned subsidiary that holds 2G mobile telecommunications licenses in Hong Kong and Macau, entered into a HK$1,100 million committed term loan facility (which was amended in August 2004 and increased to HK$2,000 million) with an international commercial bank. The facility contains certain negative pledges and events of default, including in the event that Hutchison International’s direct or indirect shareholding in our company falls to less than 65% or, following the global offering, to 50% or less, or our direct or indirect shareholding in the borrower falls to 65% or less. The facility (as amended) is supported by a letter of comfort from Hutchison International containing the same ownership requirements. As of June 30, 2004, HK$1,100 million (US$141 million) was outstanding under this facility (as amended), which will mature on May 17, 2005, with an option to further extend to December 31, 2005.

In June 2004, a HK$2 billion short-term revolving credit facility was made available to Hutchison 3G HK Limited, or Hutchison 3GHK, and Hutchison 3G Services (HK) Limited, or Hutchison 3GHK Services, and a separate HK$2 billion short-term revolving credit facility was made available to Hutchison 3GHK (both of which were amended in August 2004) containing the same ownership requirements as the HK$2,000 million facility to Hutchison Telephone. Both of these credit facilities are supported by letters of comfort from Hutchison International on the same terms. Hutchison 3GHK is our 70.9% owned subsidiary that holds a 3G mobile telecommunications license in Hong Kong, and Hutchison 3GHK Services is our 70.9% owned subsidiary that provides 3G mobile telecommunications services in Hong Kong. As of June 30, 2004, HK$3,010 million (US$386 million) was outstanding in aggregate under these facilities to Hutchison 3GHK and Hutchison 3GHK Services. In addition, under the terms of each of these facilities (as amended), the borrower has an option (exercisable on one week’s notice) to extend the maturity date, which is currently December 31, 2004, to December 31, 2005.

Hutchison 3GHK has also entered into a HK$150 million facility with a bank for the issuance of a performance bond to the Telecommunications Authority of Hong Kong, or the Telecommunications Authority. This facility, which expires and is renewed annually, contains the same ownership requirements as the HK$2 billion facilities described above and is similarly supported by a letter of comfort from Hutchison International. The aggregate amount of facilities entered into by Hutchison Telephone, Hutchison 3GHK and Hutchison 3GHK Services which are supported by letters of comfort provided by Hutchison International containing ownership requirements described above is HK$6,150 million.

In May 2004, we entered into a HK$8 billion secured revolving credit facility with ABN AMRO Bank N.V. This facility was amended in August 2004 and is secured by way of a fixed and floating debenture over our shares in, and guarantees from, various intermediate holding companies of our group’s operations, charges over the entire issued share capital of those guarantors and a charge over at least 52% of the issued share capital of Hutchison Global Holdings Limited. The facility, which is intended to provide funds for working capital purposes, if needed, matures on the date which is 13 months after the effective date of our listing on the Hong Kong Stock Exchange.

We entered into a US$500 million (approximately HK$3,900 million) letter of credit facility agreement on August 13, 2004 with The Hongkong and Shanghai Banking Corporation Limited. Under this agreement, we will, among other things, act as an agent for any Hutch India company which subsequently accedes to this agreement, which will entitle such Hutch India company to, among other things, draw down certain credit facilities. See “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Letter of credit facility agreement.”

Approximately 71.6% of our shares in Partner are pledged as security for a US$583 million bank credit facility to Partner from various banks. Such facility contains certain events of default, including in the event Hutchison Telecommunications Limited, a wholly-owned subsidiary of Hutchison Whampoa, and its affiliates cease to control at least 30% of the voting rights of Partner. This facility is not guaranteed by Hutchison Whampoa or other members of the Hutchison Whampoa group.

Since 1998, Hutchison Whampoa and its affiliates have provided guarantees and letters of comfort with respect to outstanding debts or obligations owed by our subsidiaries to various lenders, and third-party loans to a certain Indian shareholder in the Indian operators. Most of these guarantees relate to debt obligations of the Thai operations and Hutch India. See “Certain Relationships and Related Party Transactions” for a more detailed description of these guarantees. Following the restructuring, we will pay, or will procure that the relevant members of our group whose obligations are supported will pay, fees charged at normal commercial rates in respect of the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or Hutchison International in respect of third-party borrowings of such relevant member of our group. The amount of fees payable based on this arrangement would have been approximately HK$48 million, HK$97 million and HK$154 million (US$20 million) in 2001, 2002 and 2003, respectively. The guarantee fees payable going forward from the relevant members of our group are currently expected to decrease significantly over the next three years as the various loan facilities subject to the guarantees are scheduled to expire during that period (assuming no roll-overs). We will also provide a counter-indemnity in favor of Hutchison Whampoa or the relevant member of the Hutchison Whampoa group in respect of guarantees, indemnities and security provided by Hutchison Whampoa or such member of the Hutchison Whampoa group for so long as they are not discharged. See “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group—Guarantees and letters of comfort” for a more detailed description of this arrangement. Except as described below, following the global offering, if guarantees, indemnities and security are required to be given in support of debts of subsidiaries or associated companies, we expect that we, rather than Hutchison Whampoa or other members of the Hutchison Whampoa group, will provide those guarantees, indemnities and security. Although the funding costs of the group may increase as a result of the future replacement of such guarantees, indemnities and security, based on our ability to obtain the HK$8 billion credit facility referred to above and the pricing of that facility, we do not believe that the increase in our group’s funding costs will be significant.

Hutchison Whampoa or other members of the Hutchison Whampoa group will continue to provide guarantees with respect to outstanding debts owed by members of our group to various lenders, mostly relating to the Thai and Indian operations, global procurement services and certain equipment sale and leaseback transactions, as well as certain letters of comfort relating to the Hong Kong mobile operations, as described in “Certain Relationships and Related Party Transactions.”

Hutchison Whampoa has expressed its willingness and intention to provide support to us from time to time in order to assist us in making significant acquisitions or investments in new businesses should attractive opportunities arise, including through the subscription of our preference shares should we decide to raise funds in that way. Except as described above, we currently do not have any legal commitments to make any significant acquisitions or investments. However, if we decide to pursue any substantial acquisitions or investments in new businesses, such as the potential investment in Vietnam or any additional acquisition in India (see “Business—Other countries” and “Business—India”), we may request the Hutchison Whampoa group to provide some or all of the funding required for such acquisitions or investments. We will fully comply with all applicable requirements of the listing rules of the Hong Kong Stock Exchange if we seek financial assistance from any connected person or propose to issue preference shares to any connected person, including any member of the Hutchison Whampoa group. For a description of the rights of the preference shares and our ability to issue new shares, see “Description of Share Capital—The Preference Shares,” “—General Mandate to Issue New Shares” and “—Limitations on Share Issuance.” We will utilize any funds we raise from the issuance of preference shares to any connected person only for acquisitions or investments in new businesses that are over and above those taken into account in our projections of our working capital requirements for the period of 12 months from the date of this prospectus.

As discussed in “—Liquidity and Capital Resources—Capital Requirements—Capital Expenditures,” we anticipate that our capital expenditures in 2004 will be approximately 35% to 40% higher than the 2003 level due to build-out and expansion of our networks, primarily in India, Thailand and Hong Kong. We intend to continue to rely primarily on cash provided by our operations, as well as proceeds from bank loans and other debt financings, to meet our future working capital needs and other capital requirements. The total amount available under the unused portion of our outstanding credit facilities was HK$3,099 million (US$397 million) as of December 31, 2003 and HK$4,476 million (US$574 million) as of June 30, 2004.

We expect that cash flows from operations, together with amounts available under our existing undrawn loan facilities will be sufficient to meet our expected liquidity and capital expenditure needs for the next twelve months. However, we may need to access additional capital in order to fund extended network expansion or build-out, including through the acquisition of additional telecommunications licenses or interests in other third-party telecommunications companies as well as companies with complementary operations. If there are any substantial acquisitions or investments in businesses that are in excess of our working capital requirements for the next twelve months, we may request the Hutchison Whampoa group to provide some or all of the funding that may be required, including through the subscription of our preference shares, although we believe we could also raise additional capital through further bank borrowings and other issuances of debt and equity securities. Whether such further borrowings and issuances are commercially attractive could be affected by factors such as liquidity of the Hong Kong and other international financial markets and prevailing interest rates.

Off-Balance Sheet Arrangements

In addition to the contractual obligations discussed above, we have commitments that could require us to make material payments in the future. These commitments are not included in our combined balance sheet as of December 31, 2003 and June 30, 2004.

As of December 31, 2003 and June 30, 2004, we had total contingent liabilities and commitments of HK$6,709 million (US$860 million) and HK$6,882 million (US$882 million), respectively. The contingent liabilities and commitments as of December 31, 2003 include HK$3,116 million (US$399 million) in respect of purchase obligations, HK$1,840 million (US$236 million) in respect of operating lease obligations, HK$456 million (US$58 million) in respect of performance guarantees and HK$91 million

(US$12 million) in respect of claims made against us relating to certain sales taxes and HK$1,206 million (US$155 million) in respect of payment for the right to use spectrum. The contingent liabilities and commitments as of June 30, 2004 include HK$3,029 million (US$388 million) in respect of purchase obligations, HK$1,992 million (US$255 million) in respect of operating lease obligations, HK$432 million (US$55million) in respect of performance guarantees and HK$223 million (US$29 million) in respect of claims made against us relating to certain sales taxes and HK$1,206 million (US$155 million) in respect of payment for the right to use spectrum. See notes 28 and 29 to our combined financial statements.

As of December 31, 2003, our purchase obligations consisted of HK$3,066 million (US$393 million) of contracted purchases for telecommunications equipment and HK$50 million (US$6 million) of contracted purchases for other fixed assets. HK$393 million (US$50 million) of the purchase obligations related to our Hong Kong mobile operations (including Macau), HK$1,129 million (US$145 million) related to our Hong Kong fixed-line operations, HK$506 million (US$65 million) related to Hutch India, and HK$1,069 million (US$137 million) related to the Thai operations. As of June 30, 2004, our purchase obligations consisted of HK$3,003 million (US$385 million) of contracted purchases for telecommunications equipment and HK$26 million (US$3 million) of contracted purchases for other fixed assets. HK$498 million (US$64 million) of the purchase obligations related to our Hong Kong mobile operations (including Macau), HK$738 million (US$95 million) related to our Hong Kong fixed- line operations, HK$710 million (US$91 million) related to Hutch India, HK$1,079 million (US$138 million) related to the Thai operations and HK$4 million (US$0.5 million) related to other operations.

As of December 31, 2003, our operating lease obligations consisted of HK$1,462 million (US$187 million) of lease payments under existing land and building leases, and HK$378 million (US$48 million) of lease payments under existing leases for equipment and other fixed assets, compared to operating lease obligations consisting of HK$1,685 million (US$216 million) of lease payments under existing land and building leases and HK$307 million (US$39 million) of lease payments under existing leases for equipment and other fixed assets as of June 30, 2004.

Our performance guarantees of HK$456 million (US$58 million) as of December 31, 2003 and HK$432 million (US$55 million) as of June 30, 2004 included a HK$150 million (US$19 million) performance bond issued on behalf of Hutchison 3GHK to the Telecommunications Authority of Hong Kong in relation to the annual minimum payments required under its 3G license until October 2006, as well as outstanding irrevocable letters of credit issued on behalf of Hutchison Telephone in respect of an existing lease arrangement for certain telecommunications and network equipment. See notes 28 and 29 to our combined financial statements.

In addition, under the current shareholder arrangements with respect to the Indian entities through which we hold our business interests in India, we have put/call options in place which, if exercised by the relevant counterparty, could require us to make material payments to purchase additional interests in these Indian entities. The exercise of such options is subject to the foreign ownership restrictions described in “Regulation—India.” Pursuant to the relevant shareholders’ arrangements, the exercise prices of these options will be at fair market value as determined by agreements between us and the Indian shareholders of the relevant holding entity or, failing such agreements, by an affiliate of the global coordinator and sole bookrunner for the global offering. See “Business—India—Ownership” for a more detailed description of these put/call options.

Similarly, under the current shareholders’ agreements with respect to the entities through which we hold our business interests in Hutchison CAT and BFKT in Thailand, we have put/call options in place which, if exercised by the relevant counterparty, could require us to purchase additional interests in these holding entities. The exercise of such options is subject to the foreign ownership restrictions described in “Regulation—Thailand.” Pursuant to the relevant shareholders’ agreements, the exercise prices of these options are the historical costs of acquisition of the shares subject to such options. See “Business—Thailand—Ownership” for a more detailed description of these put/call options.

We are required under the relevant shareholders’ agreements relating to our interests in the Thai operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interests in these operating companies. In addition, we have a limited funding obligation with respect to one of the Indian operating companies. To date, we have met these funding obligations primarily through providing guarantees for third-party loans to these companies, but we may in the future fund these operating expenses and capital expenditures directly through shareholder loans and subscription to capital calls, and indirectly by providing financing to the Indian or Thai shareholders in order to enable them to meet their funding obligations and maintain their current share ownership level. See “Business—India—Ownership” and “Business—Thailand—Ownership” for a more detailed description of these funding obligations.

As discussed above under “—Liquidity and Capital Resources—Capital Resources,” following the global offering, we will provide a counter-indemnity in favor of Hutchison Whampoa in respect of guarantees provided by them for so long as they are not discharged, up to the aggregate amount of these guarantees. See “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in India” for a more detailed discussion.

Market Risk Hedging and Derivatives

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Hong Kong dollars. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong.

As of December 31, 2003 and June 30, 2004, we had approximately HK$1,030 million (US$132 million) and HK$620 million (US$79 million), respectively, in financial assets denominated in currencies other than Hong Kong dollars, principally consisting of cash, short-term investments and marketable securities. As of December 31, 2003, 28.6% of our borrowings were denominated in Hong Kong dollars, 27.2% in Indian Rupees, 19.3% in Thai Baht, 17.6% in Japanese Yen and 7.3% in U.S. dollars, compared to 28.4% of our borrowings, which were denominated in Hong Kong dollars, 26.7% in Indian Rupees, 16.1% in Thai Baht, 22.5% in Japanese Yen, 5.8% in U.S. dollars and 0.5% in other currencies comprising Singapore dollars, Malaysia Ringgit and Renminbi as of June 30, 2004.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2003, the Thai operations entered into a currency swap arrangement with a bank to hedge against the exchange risk in relation to their Japanese Yen and U.S. dollar denominated borrowings. Similarly, Hutch India entered into a currency and interest rate swap arrangement with a bank to swap its floating rate U.S. dollar denominated borrowings into fixed rate Indian Rupee borrowings in order to hedge its currency and interest rate exposure. See note 21 to our combined financial statements. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes and not for speculative purposes. Since most of our borrowings are in the same currencies as those used by the underlying operations, we believe that any potential depreciation of our operating currencies will not have a material adverse effect on our financial condition and results of operations.

Our financial assets and liabilities as of December 31, 2003 and June 30, 2004 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarize the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2003 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third-party borrowings and excludes the net loans of HK$22,360 million from Hutchison Whampoa and its affiliates and the HK$162 million of interest-free loans from minority shareholders of certain operating companies, which do not have fixed repayment terms.

	December 31, 2003
	Maturities						December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(HK$ in millions except rates)
Local currency:
Fixed rate	1	1	1	2	2	9	16	16
Average weighted rate(1)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Variable rate	250	3,430	—	—	—	—	3,680	3,680
Average weighted rate(1)	2.06%	1.73%	—	—	—	—	1.86%	1.86	%(4)
Sub-total	251	3,431	1	2	2	9	3,696	3,696	(4)

Foreign currency:
Thai Baht:
Fixed rate	785	—	—	—	—	—	785	785
Average weighted rate(1)	2.47%	—	—	—	—	—	2.47%	2.47%
Variable rate(2)	2,125	241	1,765	41	41	61	4,274	4,274
Average weighted rate(1)	2.21%	1.94%	2.31%	1.50%	1.50%	1.50%	2.21%	2.21%
Sub-total	2,910	241	1,765	41	41	61	5,059	5,059	(5)

Indian Rupee:
Fixed rate(3)	471	358	—	—	—	—	829	829
Average weighted rate(1)	10.61%	10.10%	—	—	—	—	10.74%	10.74%
Variable rate	1,043	1,656	622	—	—	—	3,321	3,321
Average weighted rate(1)	7.94%	8.03%	4.69%	—	—	—	7.34%	7.34%
Sub-total	1,514	2,014	622	—		—	4,150	4,150

U.S. dollars:
Variable rate	63	—	—	—	4	—	67	67
Average weighted rate(1)	2.87%	—	—	—	4.36%	—	2.94%	2.94%
Sub-total	63	—	—	—	4	—	67	67

Total	4,738	5,686	2,388	43	47	70	12,972	12,972

(1)	Weighted average rates of the portfolio at the period end.
(2)	Including Japanese Yen borrowings of HK$2,292 million and U.S. dollar borrowings of HK$263 million which were swapped into Thai Baht borrowings as of December 31, 2003. See note 21 to our combined financial statements.
(3)	Including U.S. dollar borrowings of HK$623 million which were swapped into Indian Rupee borrowings as of December 31, 2003. See note 21 to our combined financial statements.
(4)	As of June 30, 2004, the loan balance increased to HK$4,207 million and the average weighted variable rate decreased from 1.86% to 0.8%.
(5)	As of June 30, 2004, the loan balance increased to HK$5,958 million with no change in the average weighted rates.

	December 31, 2003						December 31, 2003
	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Gain/ (loss)
	(HK$ in millions except rates)
Interest Rate/Foreign Currency Swaps
Receive US$/Pay INR Contract Amount	—	—	623	—	—	—	623	(13.00)
Average Contractual Exchange Rate (INR/US$)	—	—	45.72	—	—	—	45.72	—
Average pay rate	—	—	4.30%	—	—	—	4.30%	—
Average receive rate	—	—	1.38%	—	—	—	1.38%	—
Foreign Currency Swaps
Receive US$ Variable/Pay THB Fixed
Contract Amount	—	—	—	—	—	263	263	0.20
Average Contractual Exchange Rate (THB/US$)	—	—	—	—	—	41.33	41.33	—
Receive JPY/Pay THB Contract Amount	1,576	72	644	—	—	—	2,292	(2.20)
Average Contractual Exchange Rate (JPY/THB)	0.3578	0.3655	0.3635	—	—	—	0.2508	—

Reconciliation to US GAAP

Our combined financial statements are prepared in accordance with Hong Kong GAAP, which differ in various material aspects from US GAAP. These material differences, as they apply to our combined financial statements, relate primarily to the following:

•	Under Hong Kong GAAP, the effects of our restructuring will be given retroactive treatment only after the financial statements are prepared for the period in which the restructuring has occurred. Under US GAAP, upon consummation of our restructuring, the effects of the restructuring are accounted for as if it had been consummated as of the beginning of the periods presented.

•	Under Hong Kong GAAP, certain telecommunications customer acquisition costs, are capitalized and amortized over the average estimated customer relationship period. In the event a customer ends its relationship before the costs have been fully amortized, the unamortized acquisition costs are written off. Under US GAAP, direct incremental customer acquisition costs are deferred to the extent of deferred revenue, with any excess costs expensed as incurred.

•	Under Hong Kong GAAP, license fee payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortized from the date of first commercial launch over the remaining license period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognized in the profit and loss account on a straight-line basis over the period of the related license. Variable periodic payments are recognized in the profit and loss account as incurred. Under US GAAP, license fee payments, the discounted value of the fixed annual fees to be paid over the license period, and certain direct costs incurred prior to the date the related asset is ready for its intended use are capitalized. Capitalized license fees are amortized from the date the asset is ready for its intended use until the expiration of the license. Interest is accrued on the fixed annual fees and charged to interest expense. Variable license fees are recognized as period costs.

•	Under Hong Kong GAAP, the excess of the cost of acquiring additional investments in subsidiaries, associated companies and joint venture entities over the fair value of our share of net assets in the underlying entity is recognized as goodwill. Goodwill is capitalized and amortized over its estimated useful life, a period no longer than 20 years. An identifiable intangible will only be recognized separately at the date of acquisition if a reliable measure of its fair value is available. Under US GAAP, the cost of the acquisition is allocated to the fair value of acquired assets and liabilities, including separately identifiable intangibles. Any excess cost is recognized as goodwill. Intangible assets are amortized over their estimated useful lives. Subsequent to January 1, 2002, goodwill is no longer amortized but tested for impairment annually.

The following table sets forth a comparison of our net profit (loss) attributable to shareholders and shareholders’ (deficits) equity in accordance with Hong Kong GAAP and US GAAP for the periods indicated:

	As of or for the year ended December 31,		As of or for the six months ended June 30,
	2002	2003	2003	2004
	(HK$ in millions)
Net profit (loss) attributable to shareholders
Hong Kong GAAP	(986)	(214)	(263)	773
US GAAP	(844)	(358)	(135)	647
Shareholders’ (deficits) equity
Hong Kong GAAP	(6,072)	(6,375)	(6,407)	(5,376)
US GAAP	11,167	13,139	—	13,925

US GAAP data for the periods presented reflects the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. The Hong Kong GAAP data presented above does not reflect the effects of the restructuring. See note 34 to our combined financial statements for further information regarding US GAAP and the reconciliation of our net loss attributable to shareholders and shareholders’ deficits under Hong Kong GAAP to US GAAP.

Recent Accounting Pronouncements

US GAAP

In January 2003, the U.S. Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of such an entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. We have adopted FIN 46 for all periods presented in our combined financial statements.

Hong Kong GAAP

In early April 2004, the Hong Kong Institute of Certified Public Accountants issued Hong Kong Accounting Standards, or HKASs. With effect from January 1, 2005, all existing Statements of Standard Accounting Practice and Interpretations for which there are equivalent International Accounting Standards and Standing Interpretations Committee Interpretations will be renamed as HKASs and HKAS Interpretations.

Of the various recently revised HKASs and HKAS Interpretations, HKAS 1, “Presentation of Financial Statements,” will have a significant impact on the presentation of our financial statements, as described below:

•	Assets and liabilities are required to be presented in order of liquidity when a liquidity presentation provides information that is reliable and more relevant than a current/non-current presentation; and

•	Minority interests are required to be presented on the face of the balance sheet within equity because it does not meet the definition of a liability in the framework for the preparation and presentation of the financial statements.

The revised HKASs and HKAS Interpretations are required to be applied for annual periods beginning on or after January 1, 2005.

SELECTED OVERVIEW OF THE TELECOMMUNICATIONS INDUSTRY

Overview of the telecommunications industry in Hong Kong

The Hong Kong telecommunications market is one of the most sophisticated telecommunications markets in the world. With its substantial telecommunications infrastructure, Hong Kong’s telecommunications market supports one of the world’s highest penetration rates for subscribers to mobile and fixed-line telecommunications services.

The following table provides an overview of the Hong Kong telecommunications market:

	As of December 31, 2003
Population (in millions)	6.85	(1)
GDP per capita for 2003 (US$)	23,381	(2)
Fixed-lines (in millions)	3.82
Mobile subscribers (in millions)	7.19
Mobile penetration (%)	105

Sources: Census and Statistics Department of the Hong Kong government; OFTA.

(1)	Revised year-end data.
(2)	Provisional year-end data.

Since the early 1990s, when OFTA was established, various sectors of the Hong Kong telecommunications market, including the mobile and the fixed-line sectors, have been progressively liberalized.

Mobile telecommunications sector

Mobile telecommunications services were first launched in Hong Kong in 1984. Since then, Hong Kong has witnessed a dramatic growth in the uptake of these services. During the 10-year period from 1993-2003, the number of mobile telecommunications subscribers increased by a factor of approximately 25 with an average compound annual growth rate of 38%. Market growth has slowed since 2001, however, and is now primarily driven by prepaid subscribers. As of December 31, 2003, Hong Kong had a mobile penetration rate of approximately 105%, with approximately 7.19 million mobile phone subscriptions out of a total population of approximately 6.85 million in Hong Kong.

There are currently six 2G mobile telecommunications operators in Hong Kong:

•	Hutchison Telecommunications (Hong Kong) Limited and its subsidiaries, or Hutchison Telecom. Hutchison Telecom holds three 2G licenses. In 1995, it launched its GSM and CDMA services and subsequently launched the first Asian GSM/PCS dualband services in 1998. GSM, or global system for mobile communications, is one of several competing wireless communications technology standards. PCS, or personal communications service, refers to a digital mobile network using 1900 MHz frequencies in the United States or 1800 MHz elsewhere. CDMA, or code division multiple access, is one of several competing wireless communications technology standards and was developed by Qualcomm Incorporated. The dualband and CDMA networks deploy at the 900/1800 MHz and 800 MHz spectrum bands, respectively. Hutchison Telecom’s 2G services include postpaid tariff plans, prepaid services, international roaming, inbound roaming, international direct dialing, or IDD, short messaging system, or SMS, multimedia messaging system, or MMS, global packet radio system, or GPRS, value-added services, infotainment services, data content and wireless personal digital assistant, or PDA, services.

•	Hong Kong CSL Limited, or CSL. CSL launched its GSM services in 1993 and subsequently launched GSM/PCS dualband services. CSL currently also deploys at the

900/1800 MHz spectrum bands. CSL also has a time division multiple access, or TDMA, digital network which deploys at 800 MHz spectrum band. CSL offers services such as postpaid tariff plans, prepaid services, international roaming, inbound roaming, IDD, SMS, MMS, GPRS, value-added services, Enhanced Data rates for GSM Evolution, or EDGE, an intermediate wireless communications technology that brings 2G GSM closer to 3G capacity, infotainment services, data content and wireless PDA services.

•	New World PCS Limited, or New World. New World launched its PCS services in 1997 and currently deploys at the 1800 MHz spectrum band and offers services such as postpaid tariff plans, prepaid services, international roaming, inbound roaming, IDD, SMS, MMS, GPRS, value-added services, infotainment services and data content.

•	China Resources Peoples Telephone Company Limited, or Peoples. Peoples’ PCS services were launched in 1997. Peoples currently deploys at the 1800 MHz spectrum band and offers services such as postpaid tariff plans, prepaid services, international roaming, inbound roaming, IDD, SMS, MMS, GPRS, EDGE, value-added services, infotainment services and data content.

•	SmarTone Mobile Communications Limited, or SmarTone. SmarTone’s GSM services were launched in 1993 and it has also subsequently launched GSM/PCS dualband services. SmarTone currently deploys at the 900/1800 MHz spectrum bands and offers services such as postpaid tariff plans, prepaid services, international roaming, inbound roaming, IDD, SMS, MMS, GPRS, value-added services, infotainment services and data content.

•	SUNDAY o/b Mandarin Communications Limited, or SUNDAY. SUNDAY’s PCS services were launched in 1997. SUNDAY currently deploys at the 1800 MHz spectrum band and offers services such as postpaid tariff plans, prepaid services, international roaming, inbound roaming, IDD, SMS, MMS, GPRS, value-added services, infotainment services, data content and wireless PDA services.

Hutchison Telecom is the largest mobile telecommunications operator in Hong Kong in terms of subscriber numbers with approximately 1.83 million subscribers and a market share of approximately 25% as of December 31, 2003 based on the subscriber numbers of New World, Peoples, SmarTone, SUNDAY and CSL in the next paragraph and on key statistics on telecommunications in Hong Kong available from the OFTA website. During the last few years, the number of its subscribers increased from 1.66 million as of December 31, 2001 to 1.83 million as of December 31, 2003, and to 1.96 million as of June 30, 2004. As of June 30, 2004, approximately 59% of Hutchison Telecom’s subscribers were postpaid subscribers, and most of these were GSM subscribers.

As of December 31, 2003, New World had approximately 1.2 million mobile telecommunications subscribers, based on New World’s interim report for 2003-2004. Peoples had approximately 1.05 million mobile telecommunications subscribers as of December 31, 2003, according to its global offering prospectus. According to SmarTone’s 2003-2004 interim results announcement, as of December 31, 2003, it had approximately 1.04 million subscribers. SUNDAY’s published annual results for the year ended December 31, 2003 disclosed that it had approximately 0.66 million subscribers. As of December 31, 2003, based on information disclosed by CSL’s shareholder, CSL had approximately one million mobile telecommunications subscribers.

Industry trends and characteristics

The mobile telecommunications penetration rate in Hong Kong has increased from approximately 78% as of the end of 2000 to approximately 105% as of the end of 2003, as illustrated by the following table:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers (in millions)	5.23	5.70	6.22	7.19
Mobile penetration (%)	78.0	84.4	91.6	105.0

Sources: Census and Statistics Department of the Hong Kong government; OFTA.

With six mobile telecommunications operators serving a market that has such a high penetration rate, the Hong Kong mobile telecommunications services market is highly competitive. Hong Kong’s mobile telecommunications operators have frequently engaged in price competition in order to win market share from each other.

Among the six mobile telecommunications operators, Hutchison Telecom, CSL, SmarTone and SUNDAY also hold 3G mobile telecommunications licenses. Each of the 3G mobile telecommunications licensees obtained one block of paired spectrum of 2x14.8 MHz plus one 5 MHz block of unpaired spectrum at 1900 to 2200 MHz spectrum bands. In January 2004, Hutchison Telecom became the first mobile telecommunications operator in Hong Kong to commence offering 3G services to the public. The other 3G mobile telecommunications license holders are at different stages of developing their 3G mobile telecommunications services. It is anticipated that competition in the 3G mobile telecommunications services market will intensify over time, with the other 3G mobile telecommunications license holders expected to launch services later.

Under the 3G mobile telecommunications license conditions, each licensee is required to make up to 30% of its network capacity available for access by non-affiliated mobile virtual network operators and/or content and service providers on a non-discriminatory basis.

In addition, on March 19, 2004, OFTA released a consultation paper in which it proposes to offer to the market a new mobile telecommunications license. See “Risk Factors—Risks Relating to Markets Where We Operate—Our CDMA license in Hong Kong may not be renewed and we may incur significant costs to discontinue the related network operations and exit the related agreements.”

Fixed-line telecommunications sector

The number of telephone exchange lines in Hong Kong as of December 31, 2003 was approximately 3.82 million, including approximately 491,000 fax lines. Telephone density was approximately 56 lines per 100 people.

The following table illustrates the industry trend of the Hong Kong fixed-line telecommunications industry:

	As of December 31,
	2000	2001	2002	2003
Fixed-lines (in millions)	3.95	3.93	3.84	3.82
Broadband Internet subscribers (in millions)	—	0.60	0.92	1.13

Source: OFTA.

The major fixed-line telecommunications operators in Hong Kong are:

•	PCCW-HKT Telephone Limited (formerly known as Hong Kong Telephone Company Limited), or PCCW-HKT. PCCW-HKT is the largest fixed-line telecommunications operator in Hong Kong. As of December 31, 2003, PCCW-HKT had a 73% share of the total fixed-line market, operating approximately 2.8 million telephone lines in Hong Kong as per the annual report of PCCW-HKT for the year ended December 31, 2003.

•	Hutchison Global Communications. Hutchison Global Communications offers basic voice, IDD voice and fax, broadband and various data services to business and residential customers. Hutchison Global Communications also provides interconnection to local mobile telecommunications operators and international telecommunications operators. Hutchison Global Communications owns and operates what we believe is the most extensive fiber-optic building-to-building network in Hong Kong capable of providing voice and data telecommunications services. Hutchison Global Communications has installed direct fiber-optic connections to over 4,000 buildings and has installed in-building wiring facilities in over 1,400 buildings. Over one million households are directly connected to Hutchison Global Communications’s network. In addition, Hutchison Global Communications’s network is interconnected with most of the local fixed-line and mobile telecommunications operators in Hong Kong and with major networks in mainland China and overseas. Hutchison Global Communications’s client base includes major banks, financial institutions, telecommunications companies, utility companies and government departments.

•	Wharf T&T Limited, or Wharf T&T. Wharf T&T was granted a fixed-line telecommunications network services license in June 1995 and provides voice, data and other telecommunications services.

•	New World Telecommunications Limited, or NWT. NWT was granted a fixed-line telecommunications network services license in June 1995 and is active in the retail IDD market.

•	Hong Kong Broadband Network Limited, or HKBN. In 2000, HKBN was granted a fixed-line telecommunications network services license. HKBN’s main businesses include broadband internet access services, local voice services and pay-television services.

•	Hong Kong Cable Television Limited, or HKCTV. HKCTV was granted a fixed-line telecommunications network services license in January 2000. Its main business areas are pay television and broadband Internet access services.

The local fixed-line telecommunications carriers listed above compete with Hutchison Global Communications in providing local and international telecommunications services. Hutchison Global Communications also faces competition from international telecommunications network carriers in providing international bandwidth into and out of Hong Kong.

Overview of the mobile telecommunications industry in India

Until the mid-1980s, the telecommunications industry in India was a monopoly, managed and controlled by the government. Despite having a very large network infrastructure, the telephone density in India was one of the lowest in the world. To overcome this, the government formulated the National Telecom Policy 1999, with the main objective of achieving a higher penetration rate.

The following table provides an overview of the Indian telecommunications market:

	As of December 31, 2003
Population (in millions)	1,055
GDP per capita for 2003 (US$)	520
Fixed-lines (in millions)	39.4	(1)
Fixed-line penetration (%)	3.73
Mobile subscribers (in millions)	28.2
Mobile penetration (%)	2.67

Sources: COAI; Association of Basic Telecom Operators in India , or ABTO.

(1)	February 2004 data.

Although India’s fixed-line telecommunications sector has slowed down in terms of subscriber growth, the number of people using mobile phones in India has increased significantly since the end of 2000. Despite such a rapid increase in mobile telecommunications subscriber numbers, there is still room for further growth, given that mobile telecommunications penetration is only 2.67% at the end of 2003 and India has the fourth largest economy in the world, after the United States, China and Japan.

Size, growth and penetration of the Indian mobile telecommunications market

The Indian mobile telecommunications industry has experienced high growth in recent years. According to COAI, the total number of GSM mobile telecommunications subscribers in India has increased from approximately 3.6 million as of March 31, 2001 to 28.2 million as of December 31, 2003. The total number of fixed-line telecommunications subscribers has increased from approximately 33.1 million as of March 31, 2001 to approximately 39.4 million as of February 29, 2004.

The following table illustrates the growth in the Indian mobile telecommunications industry:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers (in millions)	3.11	5.48	10.48	28.15
Mobile penetration (%)	0.31	0.54	1.01	2.67
Fixed-line subscribers (in millions)(1)	26.53	33.13	37.80	39.40	(2)
Fixed-line penetration (%)	2.65	3.25	3.64	3.73

Sources: COAI; ABTO

(1)	March 2001 and prior data from the annual report of Bharat Sanchar Nigam Limited. 2002-2003 data from secondary source (Enam Research Report).
(2)	February 2004 data.

Mobile telecommunications operators in the Indian mobile telecommunications market

Following are the major mobile telecommunications operators providing services in various regions, or service areas, of India:

•	Reliance Infocomm Limited, or Reliance Infocomm. Reliance Infocomm is the largest nationwide CDMA mobile telecommunications operator with 6.3 million CDMA and GSM subscribers based on monthly subscriber numbers published by ABTO and COAI, and a nationwide market share of 22% based on monthly market share data published by COAI as of December 31, 2003.

•	Bharti Televentures Limited, or Bharti Televentures. Based on monthly market share data published by COAI, Bharti Televentures is the largest nationwide GSM mobile telecommunications operator in India with operations in 15 service areas as of December 31, 2003. Bharti Televentures also provides fixed-line telecommunications services in limited areas.

•	Hutch India. As of December 31, 2003, Hutch India provided mobile telecommunications services in 10 service areas and Hutch India intended to expand into three other service areas (of which it has now commenced services in one of these areas), which 13 services areas together cover approximately 56% of India’s population according to the National Census of 2001. In addition to basic mobile telecommunications services, Hutch India offers subscribers a wide range of value-added services such as voicemail, information services, SMS and email services.

•	Tata Teleservices Limited, or Tata Teleservices. Tata Teleservices is a quasi-national CDMA mobile telecommunications operator.

•	Bharat Sanchar Nigam Limited, or BSNL. BSNL is a government-controlled GSM, CDMA mobile and fixed-line telecommunications operator. BSNL offers mobile telecommunications services nationwide, except for Mumbai and Delhi.

•	Other significant mobile telecommunications operators include Mahagana Telephone Nigam Limited, or MTNL, IDEA Cellular Limited, BPL Mobile Communications Limited and Spice Communications Limited.

Industry trends and characteristics

Given the low penetration rate and the size of its economy, the Indian mobile telecommunications industry is still developing and offers significant potential for growth. The following factors will contribute to the growth of the industry:

•	economic growth and continued development of the Indian economy;

•	higher growth rate of service-oriented sectors, leading to an increased demand for mobile telecommunications services;

•	increased use of information technology and the Internet, leading to a large demand for data services;

•	declining tariffs, reduced equipment cost and reduced handset costs over time;

•	increasing customer choice and demand for value-added services; and

•	increasing globalization of the Indian business, leading to an increase in international voice and data traffic.

Overview of the mobile telecommunications industry in Israel

Up to 1984, telecommunications services in Israel were provided directly by the Ministry of Communications. In 1984, the Israeli government established Israeli Telecommunications Company Limited, or Bezeq, which inherited the Ministry of Communications’ monopoly, and then operated as the sole provider of telecommunications services in Israel. In the 1990s, competition was introduced in the Israeli telecommunications market.

The following table provides an overview of the Israeli telecommunications market:

As of December 31, 2003
Population (in millions)	6.75
GDP per capita for 2003 (US$)	16,300
Fixed-lines (in millions)	2.92
Fixed-line penetration (%)	43.3
Mobile subscribers (in millions)(1)	6.67
Mobile penetration (%)(1)	99

Sources: Israeli Central Bureau of Statistics; Israeli Ministry of Communications; Bezeq; Globes; IDC.

(1)	Estimated by Partner based on (i) the aggregate of Partner’s own subscriber numbers and Partner’s estimate of the subscriber numbers of Cellcom (as disclosed publicly by its shareholder, Discount Investment Corporation Limited), Pelephone (as reported in Israeli press articles) and MIRS (as publicly disclosed by its shareholder, Ampal-American Israel Corporation), and (ii) population statistics published by the Israeli Central Bureau of Statistics.

Size, growth and penetration of the Israeli mobile telecommunications market

Mobile telecommunications services were first introduced in Israel in 1986. Initially, there was a single mobile telecommunications operator, Pelephone Communications Limited, or Pelephone (Bezeq’s subsidiary), offering an analog service. It was not until the launch of the second mobile telecommunications operator, Cellcom Israel Limited, or Cellcom, at the end of 1994, that growth in mobile telecommunications usage in Israel increased significantly. Within two years, mobile telecommunications subscriber numbers increased by more than seven times.

Since the end of 1996, there has been continued strong growth in the Israeli mobile telecommunications services market. Market data from industry sources indicates that the total market size was approximately 6.67 million subscribers as of December 31, 2003, representing approximately 99% of Israel’s population.

Mobile telecommunications operators in the Israeli mobile telecommunications market

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited, or MIRS. Pelephone is an Israeli corporation owned by Bezeq, the public fixed-line telecommunications operator in Israel (50%), and by Pelephone Holdings, LLC (50%), a Delaware corporation owned by Shamrock Holdings. Pelephone currently operates a nationwide mobile telecommunications network in Israel using a CDMA system and recently upgraded its network to CDMA2000 1X.

The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates a nationwide mobile telecommunications network and it began providing GSM-based mobile telecommunications services using the DCS 1800 band in the second half of 2002. Cellcom launched services using EDGE technology in the first half of 2004.

MIRS operates an Enhanced Specialized Mobile Radio or “trunking” network. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. and Ampal Israel Ltd.

In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the Jawwal brand in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a fixed-line telecommunications network. Paltel’s GSM mobile telecommunications network competes with our network in some border coverage overlap areas.

Industry trends and characteristics

The following table illustrates the industry trend of the Israeli mobile telecommunications industry:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers (in millions)(1)	4.00	5.47	6.33	6.67
Mobile penetration (%)(1)	63	84	95	99

Sources: Israeli Central Bureau of Statistics; Israeli Ministry of Communications; Bezeq; Globes; IDC.

(1)	Estimated by Partner based on (i) the aggregate of Partner’s own subscriber numbers and Partner’s estimate of the subscriber numbers of Cellcom (as disclosed publicly by its shareholder, Discount Investment Corporation Limited), Pelephone (as reported in Israeli press articles) and MIRS (as publicly disclosed by its shareholder, Ampal-American Israel Corporation), and (ii) population statistics published by the Israeli Central Bureau of Statistics.

The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

•	High mobile telecommunications usage. The usage of mobile telecommunications in Israel is relatively high compared to Western Europe.

•	Calling party pays. In Israel, only the party originating a call pays for the airtime (except for toll-free numbers). Mobile telecommunications operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telecommunications usage.

•	High mobile telecommunications penetration. The estimated mobile telecommunications penetration rate in Israel as of December 31, 2003 was 99%, representing approximately 6.67 million subscribers. However, this percentage may be overstated to the extent that it includes dormant subscribers and subscribers on multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers.

•	Five different mobile telecommunications technologies. The four mobile telecommunications licensees in Israel have systems based on five different technologies. Pelephone uses CDMA and CDMA2000 1X systems and Cellcom uses D-AMPS and GSM systems. MIRS uses an iDEN system. Partner is currently one of two mobile telecommunications operators using a GSM system.

•	Favorable geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll-out of mobile telecommunications networks in a cost effective manner.

•	Strong potential for value-added services. According to publicly available information, the relatively young Israeli population has a propensity to adopt and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value-added services as they become available on Partner’s mobile telecommunications network.

Overview of the mobile telecommunications industry in Thailand

The mobile telecommunications market in Thailand has been growing rapidly in the last few years due to intensified competition which has driven down the cost of mobile telecommunications services. The market growth rate has further been amplified since the second quarter of 2002, when Thai customers were allowed for the first time to buy GSM handsets from different mobile telecommunications services providers. The release of the network lock has contributed to the growth in handset sales, which in turn accelerates the growth of prepaid subscribers.

The following table sets out key data for Thailand’s mobile telecommunications industry:

As of December 31, 2003
Population (in millions)	64.0
GDP per capita for 2003 (US$)	2,057.8
Mobile subscribers (in millions)	21.9
Mobile penetration (%)	34

Sources: Thai National Statistical Office; Economist Intelligence Unit.

Size, growth and penetration of the Thai mobile telecommunications market

The average penetration rate for mobile telecommunications in Thailand is approximately 34%, based on the number of activated subscriptions although geographically, penetration is higher in Bangkok and its vicinity and significantly lower in other provinces. Approximately 83% of subscribers have prepaid subscriptions, while 17% have postpaid subscriptions. Prepaid subscribers have the ability to instantaneously change their mobile telecommunications operator by buying a prepaid simulated identity module, or SIM card. A SIM card is a smart card inserted into a mobile device which carries subscriber identity and authentication information. This information can be retained by subscribers when changing handsets. Postpaid subscribers typically must contact both their existing mobile telecommunications operator and a new mobile telecommunications operator and may be required to pay termination fees or sign-on fees in order to switch their service, and thus are less likely than prepaid subscribers to change their mobile telecommunications operator. In either case, changing mobile telecommunications operators will generally necessitate a change in telephone number given the present absence of a mobile number portability regime.

The following table provides the subscriber growth trend in the Thai mobile telecommunications market:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers (in millions)	3.6	8.0	17.5	21.9
Mobile penetration (%)	6	13	28	34

Sources: Thai National Statistical Office; Economist Intelligence Unit.

From 2001 to 2002, Thailand’s mobile telecommunications market saw a 120% increase in subscribers, with approximately 18 million subscribers by February 2003. That rate of growth has slowed down somewhat but is still significant, with 22 million subscribers by the end of 2003 equating to a growth rate exceeding 20% in less than one year.

Mobile telecommunications operators in the Thai mobile telecommunications market

There are currently four major mobile telecommunications operators in Thailand:

•	Advanced Info Services, or AIS. AIS received a 25-year concession from the Telephone Organization of Thailand in 1990 for an analog NMT 900 mobile telecommunications network. The network was later expanded to provide digital services over GSM 900 infrastructure.

•	Total Access Communications, or TAC. TAC has received a 28-year concession from the Communications Authority of Thailand for an analog AMPS 800 Band B mobile telecommunications network, which has since been complemented by a digital mobile telecommunications network operating at GSM 1800 MHz.

•	TA Orange Company Limited, or TA Orange. TA Orange operates a GSM 1800 mobile telecommunications network under a concession from CAT Telecom.

•	CAT Telecom Public Company Limited, or CAT Telecom. CAT Telecom was established in 2003 as part of the corporatization process of the former Communications Authority of Thailand. CAT Telecom has the right to provide mobile telecommunications services over a network based on a CDMA technology. Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand. Under this contract, Hutchison CAT is responsible for marketing mobile telecommunications services and selling mobile phones to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to sales and marketing promotions. Hutchison CAT markets these services under the Hutch brand name.

As of December 31, 2003, the market shares for these networks were as follows:

	Total subscribers	Overall market	Prepaid subscribers	Postpaid subscribers
	(in millions, except percentages)
AIS	13.2	61%	11.1	2.1
TAC	6.6	30%	5.5	1.1
TA Orange	1.8	8%	1.5	0.3
CAT Telecom’s Hutch brand service	0.2	1%	—	0.2
Others	0.1	—	—	0.1

Total	21.9	100%	18.1	3.8

Sources: AIS, TAC, TA Orange and other telecommunications services providers.

Development of Thailand’s mobile telecommunications market

Development of Thailand’s telecommunications regulatory regime initially focused on the development of a telecommunications infrastructure (which has been rapid compared with many western countries) and is now turning towards regulatory reform, in particular liberalization. The regulation of telecommunications was previously achieved by the Post and Telegraph Department, the Telephone Organization of Thailand and CAT Telecom (the latter two of which were established as state enterprises under their own statutes and had the inherent responsibility for telecommunications in Thailand).

In many cases, private sector investment was necessary to procure technical expertise in new technologies and capital funding to establish mobile telecommunications networks. This was achieved through the award of “concessions” to build and operate specific mobile telecommunications services, which have predominantly been awarded on a build-transfer-operate basis that requires the concession holder to transfer ownership of the network to CAT Telecom or the Telephone Organization of Thailand. Concessions typically have a specified term after which operation of the service is returned to the Telephone Organization of Thailand or CAT Telecom. During the period of the concession, CAT Telecom or the Telephone Organization of Thailand (depending on which organization granted the concession) invariably receives a percentage of revenues derived from the operation of the telecommunications business authorized by the concession.

AIS and TAC were awarded concessions by the Telephone Organization of Thailand and CAT Telecom, respectively, in 1990 and to date these two concession holders are the largest mobile telecommunications operators in Thailand.

Additional mobile telecommunications concessions have been awarded, although many of these have subsequently changed hands in part due to market consolidation. The main concessionaire to compete with TAC and AIS to date has been TA Orange.

Legislation introduced in 2000 and 2001 put an end to the ability of CAT Telecom and the Telephone Organization of Thailand to issue concessions and put in place a licensing regime in which future telecommunications operators would apply for a license issued by an independent industry regulator, NTBC. The new legislation preserves the ability of CAT Telecom, the Telephone Organization of Thailand and their concession holders to continue their mobile telecommunications businesses without being required to obtain a license and also contemplates a framework in which concession holders can convert their concessions to licenses.

Historically, legislative challenges to the NTBC members selection process have delayed the formation of the NTBC which was supposed to have occurred by the end of 2000. On August 24, 2004, Thailand’s Senate selected seven individuals who will be recommended for appointment as members of the NTBC. The chairman of the NTBC was appointed on September 1, 2004. The Prime Minister has provided the names of the chairman and the members of the NTBC to the King of Thailand, and subject to the King of Thailand giving his assent in relation to the appointments, the NTBC will be formally established.

There is also much uncertainty regarding the manner in which concessions may be converted to licenses as conversion is likely to put an end to the revenue sharing arrangements which provided significant revenue streams for both CAT Telecom and the Telephone Organization of Thailand and the requisite consent of the grantor of the concession is unlikely to be provided unless satisfactory compensation is provided for the loss of ongoing revenue.

The situation is further complicated as CAT Telecom and the Telephone Organization of Thailand have lost their regulatory roles. The assets of the Telephone Organization of Thailand have been corporatized and the telecommunications assets of the former Communications Authority of Thailand in particular have been assumed by CAT Telecom. Perhaps in order to mitigate against a loss of concession revenue, the Thai government introduced an excise tax on mobile telecommunications services provided by concession holders in 2003.

Pending the establishment of the NTBC, regulatory activities are performed by various governmental bodies including the Post and Telegraph Department. However, no new concessions or licenses may be granted.

Interconnection arrangements

Although the TBA contemplates the introduction of mandatory network access and the prescription of interconnection fees, until the formation of the NTBC, interconnection and network access remain unregulated.

Industry trends

Given the absence of a regulatory body and the freeze on the issuance of new licenses to operate a mobile telecommunications business, there is presently limited activity in entering the market. The increasing range of service choices and tariff plans and the strong marketing influence being exerted over value-added services and content will contribute to the growth of the industry.

Overview of the mobile telecommunications industry in Sri Lanka

The Sri Lankan telecommunications industry is relatively liberalized with a total of three fixed-line wireless local loop telecommunications operators, four mobile telecommunications operators, six facility-based data operators and over 30 licensed international telecommunications gateway operators. None of these operators, including the dominant fixed-line telecommunications operator Sri Lanka Telecom, are fully owned by the Sri Lankan government.

The Telecommunications Act of 1991, as amended by The Telecommunications Act of 1996, is the principal legislation governing the telecommunications sector in Sri Lanka. This legislation provides for the establishment of an industry regulator, the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, whose chairman is the Secretary of the Ministry of Mass Communications. All telecommunications licenses are issued by the Minister of Mass Communications based on the recommendations of the TRCSL. The TRCSL also manages the radio spectrum in Sri Lanka.

Size, growth and penetration of the Sri Lankan telecommunications market

The number of mobile telecommunications subscribers in Sri Lanka has recently overtaken the number of fixed-line telecommunications subscribers, and this mirrors the trend common in other developing countries with poor fixed-line telecommunications network infrastructure. The number of mobile telecommunications subscribers as of December 2003 was 1.4 million subscribers, and the number of fixed-line telecommunications subscribers was estimated to be 0.9 million subscribers, out of a population of 19 million.

Despite the existence of competition within the mobile telecommunications industry, the penetration rate remains relatively low at 7.3%.

The following table provides an overview of the Sri Lankan telecommunications market:

As of December 31, 2003
Population (in millions)	19
GDP per capita (US$)	947
Fixed-lines (in millions)	0.9
Fixed-line penetration (%)	4.9
Mobile subscribers (in millions)	1.4
Mobile penetration (%)	7.3

Sources: Central Bank of Sri Lanka; TRCSL.

Mobile telecommunications operators in the Sri Lankan mobile telecommunications market

The following four mobile telecommunications operators currently provide services in Sri Lanka:

•	Hutchison Telecommunications Lanka (Private) Limited, or Lanka. As of the end of 2003, Lanka was estimated to have a 7% and 4% market shares for the analog and GSM telecommunications services, respectively. Its low market shares were due primarily to the fact that Lanka did not serve the capital Colombo nor provide nationwide mobile telecommunications services.

•	Celltel Lanka (Private) Limited, or Celltel Lanka. As of the end of 2003, Celltel Lanka was estimated to have 38% and 23% market shares for the analog and GSM-based telecommunications services, respectively.

•	MTN Networks (Private) Limited, or MTN. As of the end of 2003, MTN was the dominant operator with an estimated 73% share of the GSM-based telecommunications services market. Unlike the other two operators mentioned above, it does not provide analog-based telecommunications services.

•	Mobitel (Private) Limited, or Mobitel. As of the end of 2003, Mobitel was estimated to have 55% market share for analog-based telecommunications services, and started providing digital mobile telecommunications services towards the end of 2003.

Industry trends and characteristics

The key growth driver for the mobile telecommunications industry in Sri Lanka is to increase the mobile telecommunications penetration rate. Since the introduction of prepaid services in 1997, the mobile telecommunications market has evolved from a purely postpaid market to substantially all new connections being prepaid.

The following table illustrates the market trend of Sri Lanka’s mobile telecommunications industry:

	As of December 31,
	2000	2001	2002	2003
Analog subscribers	276,811	308,964	398,489	255,000
Analog subscribers penetration (%)	1.5	1.6	2.1	1.3
GSM subscribers	—	314,450	545,220	1,138,000
GSM subscribers penetration (%)	—	1.7	2.8	6.1

Source: Estimated by Lanka.

The following factors will contribute to the growth of the industry:

•	the failure of the fixed-line telecommunications operators to provide adequate services to customers. Customers seeking to obtain connection for telecommunications services through fixed-line telecommunications operators typically encounter a long waiting list; and

•	the vast majority of the population resides outside the capital city Colombo and the Western region does not yet have access to basic telecommunications services.

Overview of the mobile telecommunications industry in Paraguay

Unless otherwise specified, all the statistics and data set out in this section are based on our own estimates using publicly available information.

Total revenues for the Paraguay mobile telecommunications sector declined from 2001 to 2003. This was due to the currency devaluation and limited economic growth. Mobile subscriber growth in Paraguay has mainly come from the low usage prepaid segment. Despite a relatively competitive mobile telecommunications market, the interconnection charges in Paraguay remain at a relatively high level. As of December 31, 2003, there were approximately 1.3 million mobile telecommunications subscribers in Paraguay with a penetration rate of 24%.

The National Telecommunications Commission, or CONATEL, is charged with the regulation and oversight of all telecommunications activities within Paraguay. CONATEL grants licenses, imposes sanctions, regulates interconnection and proposes tariff regimes and fees. Licenses to provide mobile telecommunications services are granted for a period of five years, and may be renewed when the licensee has complied with its obligations.

The following table provides an overview of the telecommunications market in Paraguay:

As of December 31, 2003
Population (in millions)	5.3
GDP per capita for 2003 (US$)	1,053
Mobile subscribers (in millions)	1.3
Mobile penetration (%)	24

Source: PwC of Paraguay.

Mobile telecommunications operators in the Paraguayan mobile telecommunications market

The following mobile telecommunications operators currently provide services in Paraguay:

•	Telefónica Cellular del Paraguay S.A., or Telecel. Telecel launched the first mobile telecommunications service in Paraguay in 1992. Telecel’s network is operated on both AMPS and TDMA technologies, and has the largest subscriber base in Paraguay. Since June 2004, Telecel has introduced GSM services. Telecel provides nationwide coverage and covers most of the major cities, towns and access roads. We estimate that as of December 31, 2003, Telecel’s market share was 47%.

•	Nucleo S.A., or Nucleo. Nucleo was the second operator entering the industry and commenced the provision of its services in 1998 using TDMA technology. Nucleo provides nationwide coverage and covers most of the major cities, towns and access roads. We estimate that as of December 31, 2003, Nucleo’s market share was 41%.

•	Hola Paraguay S.A., or Hola Paraguay. Hola Paraguay introduced a GSM 1900 service in 1999. Hola Paraguay only provides services in Asuncion, the capital city, and surrounding areas, and focuses on the youth segment of the market. We estimate that as of December 31, 2003, Hola Paraguay’s market share was 9%.

•	Hutchison Telecommunications Paraguay S.A. (formerly known as Comunicaciones Personales S.A.), or Hutchison Paraguay. Hutchison Paraguay introduced a GSM 1900 service in 2000 and has a nationwide GSM footprint with a relevant coverage comparable to those of Telecel and Nucleo. As of December 31, 2003, Hutchison Paraguay’s market share was 3%.

Overview of the mobile telecommunications industry in Ghana

Unless otherwise specified, all the statistics and data set out in this section are based on our own estimates using publicly available information.

The following table provides an overview of the telecommunications market in Ghana:

As of December 31, 2003
Population (in millions)	20.1
GDP per capita for 2003 (US$)	376
Fixed-lines (in millions)	0.28
Mobile subscribers (in millions)	0.68

Source: Ghana government.

In the mid-1990s, the telecommunications industry in Ghana was liberalized. The state-owned monopoly operator and the regulator were separated, though Ghana Telecom is still government-controlled. Additional mobile operators and one additional fixed-line telecommunications operator were licensed. Since then, the mobile sector has seen dramatic growth and has become dominant due to increased private and public investment. Nevertheless, penetration is still low and there is substantial opportunity for growth in the market.

The governing legislation is the National Communications Authority Act, 1996 (Act 524), or NCA Act, which provided for the establishment of an independent regulator, the National Communications Authority, to provide guidelines on tariffs and interconnection. The other relevant regulatory authority is the Ministry of Communications.

Size, growth and penetration of the Ghanaian telecommunications market

As of December 31, 2003, there were approximately 1.0 million fixed-line and mobile telecommunications subscribers in Ghana, which represents a total penetration rate of 4.8%. This comprises 1.4% for fixed-line telecommunications services and 3.4% for mobile telecommunications services.

The mobile telecommunications market in Ghana has been growing steadily over the past two years due to a favorable regulatory environment, competition, global investment trends, technology and, most importantly, the availability of prepaid services.

The following table provides the subscriber growth trend in the Ghana mobile telecommunications market:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers	135,000	152,080	270,668	679,569
Market penetration (%)	0.7	0.8	1.5	3.4

Source: Ghana government.

Mobile telecommunications operators in the Ghanaian mobile telecommunications market

There are five mobile telecommunications operators in Ghana:

•	Scancom Ltd., or Scancom. Scancom is a subsidiary of Investcom Holding. Investcom Holding is an international holding company that holds an interest in several telecommunications networks around the world. In November 1996, Scancom became the first GSM mobile telecommunications operator in Ghana under the service name Spacefon. It is the market leader in the Ghanaian mobile telecommunications market with a market share of 62.6%.

•	Millicom Ghana Limited, or Millicom. Millicom is 100% owned by Millicom International Cellular, an international operator of mobile telecommunications services with focus in emerging markets. Millicom has 20.7% of the market share in Ghana.

•	Ghana Telecommunications Company Limited, or Ghana Telecom. With 11.5% of the market share, Ghana Telecom is the third largest mobile telecommunications operator in Ghana with nationwide coverage.

•	Kasapa Telecom Limited (formerly known as Celltel Limited), or Kasapa. Kasapa is our mobile telecommunications operator in Ghana and currently has a 5.2% market share. Kasapa’s network currently covers Accra/Tema only.

•	Western Telesystems Ghana, or Westel. Westel is a fixed-line telecommunications operator in Ghana and is 70% privately owned. Despite having a license to operate, Westel has not yet begun its network build-out.

The following table provides information on the network technology used by the mobile telecommunications operators and their coverage area:

Operator	Technology	Coverage
Scancom	GSM 900 mobile	Nationwide
Millicom	GSM 900 mobile	Many regions
	ETACS 900 mobile	Many regions
Ghana Telecom	GSM 900 mobile	Nationwide
	Fixed and international gateway	National
Kasapa	AMPS 800 mobile	Accra, Tema
Westel	GSM 1800 mobile	Unbuilt
	wireless local loop and international gateway	Accra

Industry trends

The following factors will contribute to the growth of the mobile telecommunications industry in Ghana:

•	mobile telecommunications has increasingly taken on the role of basic telecommunications; and

•	the provision of prepaid services has made mobile telecommunications more accessible to the majority of the population.

Overview of the mobile telecommunications industry in Macau

Unless otherwise specified, all the statistics and data set out in this section are based on our own estimates using publicly available information.

The telecommunications industry in Macau previously operated under a monopoly environment until the establishment of the Macau Special Administrative Region of the People’s Republic of China in 1999, when the Macau government began liberalizing the telecommunications industry. The Macau government established a regulator, the Office for the Development of Telecommunications and Information Technology, or the GDTTI, in June 2000 for determining telecommunications regulations, policies and directives.

The following table provides an overview of Macau’s telecommunications market:

	As of December 31, 2003
Population	448,500
Fixed-lines	174,621
GDP per capita (US$)	17,782	(1)
Mobile subscribers	364,031
Mobile penetration (%)	81.2

Sources: Statistics and Census Services, Macau; GDTTI

(1)	Provisional data.

Size, growth and penetration of the Macanese mobile telecommunications market

There were approximately 364,000 mobile subscribers in Macau as of December 31, 2003, representing a penetration rate of approximately 81%, as compared to approximately 276,000 mobile subscribers and a penetration rate of approximately 63% as of December 31, 2002. These penetration rates were achieved as a result of the Macau government’s decision to liberalize the mobile telecommunications market in 2000. Hutchison Telecom and SmarTone were each awarded an eight-year 2G definitive license to operate a dualband network on June 27, 2002, after the expiration of their one-year provisional licenses. The Macau government also issued a mobile virtual network operator license to Kong Seng Paging Limited, or Kong Seng, a paging and mobile virtual network operator, in the same year.

The following table illustrates the industry trend of the mobile telecommunications industry in Macau:

	As of December 31,
	2000	2001	2002	2003
Mobile subscribers	141,052	194,475	276,138	364,031
Mobile penetration (%)	32.7	44.5	62.5	81.2

Sources: Statistics and Census Services, Macau; GDTTI.

Providers of mobile telecommunications services in the Macanese mobile telecommunications market

There are currently three mobile telecommunications operators as listed below and one mobile virtual network operator in Macau:

•	Companhia de Telecommunicações de Macau S.à r.l., or CTM. CTM is the incumbent operator and its market share was estimated at approximately 58% as of December 31, 2003.

•	Hutchison Telecom. Hutchison Telecom has provided 2G mobile telecommunications services since August 2001. As of December 31, 2003, Hutchison Telecom’s market share was approximately 31%. Hutchison Telecom holds a license that allows it to provide 2G services using 900/1800 MHz spectrum band.

•	SmarTone. SmarTone’s market share was estimated at approximately 11% as of December 31, 2003.

Industry trends and characteristics

In his 2004 policy speech on the telecommunications sector, the Chief Executive of the Macau Special Administrative Region indicated that the Macau government’s policy is to encourage the industry to introduce more advanced technology wireless data services to the Macau public by imposing relevant conditions as part of any 3G telecommunications licenses to be granted.

In early September 2004, the Macau government announced a tender for a CDMA2000 1X services license in the 800 MHz radio spectrum band. The proposed license is for a term of eight years and allows only for the provision of inbound CDMA roaming services in Macau. However, the licensee may apply to amend the scope of the licensed services one year after the grant of the license. The deadline for the tender is November 8, 2004.

BUSINESS

Overview

We are a leading international provider of mobile and fixed-line telecommunications services with operations in eight countries and territories. We currently operate mobile telecommunications networks in Hong Kong, India, Israel, Sri Lanka, Paraguay, Ghana and Macau. We also own interests in companies that provide marketing and network services for mobile telecommunications network in Thailand. In Hong Kong, we operate various digital mobile networks including a third-generation, or 3G, network. We also provide fixed-line telecommunications services to corporate and retail customers in Hong Kong. In 2003, we had a total turnover of HK$10,104 million and a net loss of HK$214 million, and for the six months ended June 30, 2004 we had a total turnover of HK$6,891 million and a net profit of HK$773 million (including a one-time profit of HK$1,300 million from the placement of shares in one of our subsidiaries).

We are a newly-formed subsidiary of Hutchison Whampoa, a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. Hutchison Whampoa operates five core business divisions in 42 countries. The five divisions are: (1) ports and related services; (2) telecommunications; (3) property and hotels; (4) retail and manufacturing; and (5) infrastructure, energy, finance and investments. Hutchison Whampoa began its mobile telecommunications business in Hong Kong in 1985 with the provision of analog mobile services, and subsequently expanded into digital mobile services. Hutchison Whampoa has been developing and operating second-generation, or 2G, mobile telecommunications services in various markets worldwide since 1995. In recent years, Hutchison Whampoa has also focused on developing 3G mobile telecommunications services in more developed mobile markets.

Hutchison Whampoa has recently restructured its telecommunications business. Following this restructuring, we own Hutchison Whampoa’s mobile telecommunications and related businesses in each of Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, including Hutchison Whampoa’s 3G mobile telecommunications and fixed-line businesses in Hong Kong. The Hutchison Whampoa group will continue to operate its existing 2G mobile telecommunications businesses in Australia and Argentina and its 3G mobile telecommunications businesses in Western Europe and Australia through its other subsidiaries and affiliates. We currently are controlled by, and immediately following the global offering will continue to be controlled by, Hutchison Whampoa.

Hutchison Whampoa decided to retain its mobile telecommunications businesses in Western Europe and Australia because these are mature telecommunications markets in which Hutchison Whampoa either has a start-up 3G business or in which the potential for any new mobile telecommunications business is likely to be in 3G or equivalent advanced services. These markets tend to have large numbers of mobile subscribers and significant existing or potential demand for high-value telecommunications services. Consequently, these businesses impose management challenges and risk profiles distinct from those that apply to our group’s businesses.

The executive management teams within the Hutchison Whampoa group with responsibility for the mobile telecommunications businesses in Western Europe and Australia are not part of our executive management and will continue to be separate from the executive management team responsible for our international operations, with the exception of Mr. Dennis Lui, who has, and will continue to have, non-executive directorships with, and a non-executive advisory role in relation to Australia, Austria, Sweden, Denmark and Argentina.

As part of the restructuring, we have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined to include the European Union prior to its enlargement in 2004 and other countries such as Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A.). Our territory will cover all the remaining countries of the world.

No party may, without the other party’s prior consent, provide telecommunications services for voice, data and/or video in the other party’s territory, whether between fixed locations and/or moving locations, whether by wireline or wireless means, or establish, operate and maintain related facilities, whether by wireline or wireless means, including conducting the business of reselling such facilities and services. The activities which the parties are free to perform in the other’s territory include limited business activities and portfolio investments.

Each party has the right of first refusal over any new opportunity to conduct the restricted business in its own territory. Prior consent of the other party is required to pursue any new opportunity to conduct the restricted business in the other party’s territory refused to be pursued by such party. Any decision to refuse any new opportunity or to consent to a party pursuing the opportunity is subject to the approval of the board of directors of the other party sought in accordance with all applicable laws, rules, regulations and requirements under such other party’s constitutional documents. Where the board of directors is required to determine matters under the non-competition agreement, these matters will be referred to the independent non-executive directors who will make their determination on a majority vote of those directors.

These restrictions will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless on Hutchison Whampoa’s cessation of interest another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will fall away immediately upon Hutchison Whampoa’s cessation of interest. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). For more information about the terms of this agreement, see “Relationship with Hutchison Whampoa—Non-Competition Agreement.”

New Zealand and North America form part of Hutchison Whampoa’s exclusive territory on the basis that these are established markets in which the Hutchison Whampoa group has no established 2G business. There are a total of approximately 15.5 million users of mobile services in Australia which represents about a 77% penetration rate. Presently, Hutchison Whampoa has less than 370,000 subscribers to its 2G services which only amounts to less than 2.5% of the mobile market share. As a result, even though Australia is an established market with regards to telecommunications services, Hutchison Whampoa’s share of the 2G market is minimal and the focus of its efforts going forward will be on the 3G market. The Hutchison Whampoa group has an option to enter the New Zealand market with Telecom New Zealand if Telecom New Zealand commences offering 3G services. The Hutchison Whampoa group has held since 1997 and currently holds certain interests in shares in Western Wireless Corporation, a telecommunications operator in North America.

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth, in terms of subscribers and/or the value of services provided. We believe that a combination of strong economic growth and favorable demographic profiles in these markets will result in sustained increasing demand for our services. We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. In particular, we intend to continue to acquire or invest selectively in new businesses in countries in which we already have a presence, as well as in new markets.

We offer subscribers a range of mobile and fixed-line telecommunications services that are tailored to each market in which we operate or have business interests. These services include voice services, broadband data services, multimedia services, enhanced calling features, mobile and fixed-line Internet services, bandwidth services, IDD services, international roaming services, data center services and mobile and fixed-line intranet services.

Although we recorded a net profit for the first six months of 2004, we have a history of net losses. As of December 31, 2003, we had accumulated losses of HK$6,141 million and shareholders’ deficit of HK$6,375 million, and as of June 30, 2004, we had accumulated losses of HK$5,222 million and a shareholders’ deficit of HK$5,376 million. In addition, as of December 31, 2003, we had a working capital deficit of HK$6,250 million, and as of the six months ended June 30, 2004, we had a working capital deficit of HK$5,484 million.

History

Hutchison Whampoa began its telecommunications business in Hong Kong in 1985 with the provision of analog mobile telecommunications services, and subsequently expanded into digital mobile telecommunications services. Since that time, Hutchison Whampoa has become a worldwide competitor in mobile telecommunications services. In Europe, Hutchison Whampoa built and developed the highly successful Orange PCS network and took Orange Plc public before divesting its interests in 1999. In the United States, Hutchison Whampoa was an early investor in VoiceStream and supported and financed the development of VoiceStream into a major U.S. mobile telecommunications operator up until VoiceStream’s merger with Deutsche Telekom AG, a major European-based international telecommunications carrier. Since 2000, Hutchison Whampoa has pioneered the development of third-generation mobile telecommunications technology and has rolled out 3G services in a number of countries in Western Europe and in Australia as well as Hong Kong. Set forth below is a summary of the principal telecommunications operations transferred to us upon completion of the restructuring of Hutchison Whampoa’s telecommunications business.

Hong Kong (including Macau).    The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operates its mobile telecommunications business through Hutchison Telecom, and its subsidiaries. As of December 31, 2003, Hutchison Telecom had approximately 1.83 million subscribers (almost all of whom were GSM subscribers), representing approximately 25% of the mobile telecommunications market in Hong Kong. Hutchison Telecom is Hong Kong’s largest mobile telecommunications operator in terms of number of subscribers. Hutchison Telecom’s number of subscribers in Hong Kong had increased to approximately 1.96 million as of June 30, 2004. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the 3 brand and, as of June 30, 2004, had over 94,000 3G subscribers. Since May 31, 2004, all our mobile telecommunications services in Hong Kong have been offered under the 3 brand. In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services under the brand of Hutchison Telecom in Macau. The Hutchison Whampoa group had approximately 131,000 subscribers in Macau as of December 31, 2003, and the number of subscribers had increased to approximately 155,000 as of June 30, 2004. The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands HGC and Hutchison Global Communications, and has what we believe is the most extensive fiber-optic building-to-building network capable of providing voice and data telecommunications services in Hong Kong, with coverage of over one million households as of June 30, 2004.

India.    The Hutchison Whampoa group’s presence in India began in February 1992 when Hutchison Whampoa, together with an Indian partner, established a company which in 1994 was awarded a license to provide mobile telecommunications services in Mumbai (formerly Bombay). Commercial operations began in late November 1995. As of June 30, 2004, the Hutchison Whampoa group had acquired interests in six mobile telecommunications operators with a total of 13 out of India’s 23 service areas. These operations have experienced significant subscriber growth in recent years, with the number of subscribers increasing from approximately 1.1 million as of December 31, 2001 to approximately 4.1 million as of December 31, 2003 and approximately 5.8 million as of June 30, 2004. Our business interests in India, which we refer to as Hutch India, provide mobile telecommunications services under the Hutch and Orange brands.

Israel.    The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner Communications Company Ltd., or Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq and traded on the London Stock Exchange. We are currently its largest shareholder with an approximately 43.1% equity interest. As of December 31, 2003, Partner had approximately 2.1 million subscribers, or approximately 31% of the Israeli market, based on information disclosed in its results for the year ended December 31, 2003, making it the second largest mobile telecommunications operator in Israel. Partner’s number of subscribers increased to approximately 2.2 million as of June 30, 2004. Partner provides mobile telecommunications services under the Orange brand.

Thailand.    The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the Hutch brand under a marketing service agreement running until April 21, 2015. As of December 31, 2003, the Hutchison Whampoa group estimates that the Hutch brand services had approximately 224,000 subscribers, and as of June 30, 2004, the number of subscribers had increased to approximately 530,000.

Other countries.    We also have majority interests and management control over mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. Subscribers in each of those jurisdictions were approximately 60,000, 40,000 and 39,000, respectively, as of December 31, 2003, and approximately 69,000, 51,000 and 50,000, respectively, as of June 30, 2004.

Hong Kong and Macau mobile telecommunications business

Overview

We commenced mobile telecommunications services operations in 1985 by providing analog mobile telecommunications services in Hong Kong and subsequently expanded into digital mobile telecommunications services in 1995. We are a leader in the development of the mobile telecommunications market in Hong Kong. Our wholly-owned subsidiary, Hutchison Telecom, provides telecommunications and call center services, through subsidiaries, in Hong Kong and Macau as well as mobile telecommunications software development services and network consultancy services in China.

Hutchison Telecom has deployed multiple mobile technologies in Hong Kong. In particular, Hutchison Telecom was the first telecommunications operator in the world to launch a CDMA commercial network in 1995 and the first in Asia to launch a GSM dualband network in 1998. Hutchison Telecom also became Hong Kong’s first 3G mobile telecommunications services provider in January 2004, using W-CDMA technology.

Hutchison Telecom is currently the largest mobile telecommunications operator in Hong Kong in terms of subscriber numbers with approximately 1.83 million subscribers and a market share of approximately 25% as of December 31, 2003. Effective May 31, 2004, Hutchison Telecom provides 2G CDMA, GSM dualband and 3G mobile telecommunications services under the 3 brand. During the last few years, the number of Hutchison Telecom subscribers increased from 1.66 million as of December 31, 2001 to approximately 1.96 million as of June 30, 2004. As of June 30, 2004 approximately 59% of Hutchison Telecom’s subscribers were postpaid subscribers and most of them were GSM subscribers.

As of June 30, 2004, Hutchison Telecom’s 2G network had a total network capacity of approximately two million subscribers utilizing two switching centers with 15 mobile switches, 65 base station controllers and over 2,500 radio base stations, the radio equipment used for transmitting and receiving signals to and from handsets and other radio transmitting devices within a single cell. Hutchison Telecom’s 3G network currently has over 1,300 cell sites and, together with roaming services on the 2G network, provides a territory-wide coverage in Hong Kong.

We have 70.9% interest, and NTT DoCoMo, Inc., or NTT DoCoMo, and NEC Corporation, or NEC, each owns an indirect shareholding of 24.1% and 5%, respectively, in each of Hutchison Telecom’s operating companies for 3G services in Hong Kong and 2G services in Hong Kong and Macau (being, Hutchison 3GHK, Hutchison 3GHK Services, Hutchison Telephone and Hutchison Telecom’s subsidiary in Macau, Hutchison Telephone (Macau) Company Limited, or Hutchison Macau). NTT DoCoMo is currently the largest mobile telecommunications operator in Japan, according to subscriber numbers available on its website. NEC is one of the world’s leading providers of technology solutions with core business interests in the mobile Internet industry. NEC is currently a supplier of 3G infrastructure systems and 3G handsets for the operations of Hutchison Telecom’s 3G network in Hong Kong. NTT DoCoMo and NEC each entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their respective shareholdings in Hutchison 3GHK, Hutchison 3GHK Services and Hutchison Telephone.

The shareholders’ agreements contain customary provisions dealing with matters such as voting rights, board control, funding obligations and restrictions on share transfers. In addition, the shareholders’ agreements contemplate possible listings subject to favorable market conditions. Each of the shareholders’ agreements also gives each of NTT DoCoMo and NEC the right to participate in the initial public offering of our company by exchanging their existing shareholdings in Hutchison Telecom’s operating companies for 2G services in Hong Kong and Macau and 3G services in Hong Kong for ordinary shares in our company so that the value of their respective participations in our company is at least equal to the value of their respective investments in these operating companies. Hutchison Whampoa made formal offers to NTT DoCoMo and NEC, respectively, offering them the opportunity to exercise their rights to exchange their shareholdings in these operating companies for our ordinary shares.

NEC declined the offer and the offer to NTT DoCoMo lapsed, with the result that they remain as indirect shareholders in Hutchison 3GHK, Hutchison 3GHK Services, Hutchison Telephone and Hutchison Macau. NTT DoCoMo has alleged breaches of the shareholders’ agreements on Hutchison Whampoa’s part in connection with matters relating to the share exchange offer extended to NTT DoCoMo described above. Hutchison Whampoa has been advised and accordingly considers such allegations to be without merit and unfounded. The shareholders’ agreements will remain in force and effect after our listing on the Hong Kong Stock Exchange. Under a separate agreement between Hutchison Whampoa and NEC, after our listing on the Hong Kong Stock Exchange, NEC will continue to have only some of the rights it currently has under the shareholders’ agreements. NEC will not have the right to exchange its shareholdings in these operating companies for our shares or any holding company in a position similar to that of ours.

We are not a party to and do not have any obligations or rights under the Hong Kong shareholders’ agreements and the separate agreement between Hutchison Whampoa and NEC mentioned above. However, we have entered into a pass through agreement with Hutchison Whampoa under which we have agreed, subject to limited exceptions stated therein, that with effect from the listing date of our shares on the Hong Kong Stock Exchange, the rights and obligations under the Hong Kong shareholders’ agreements (as supplemented by the agreement between Hutchison Whampoa and NEC) will be passed through to us. Under the pass through agreement, Hutchison Whampoa agrees, among other things, to indemnify us from and against all claims and liabilities in connection with any antecedent breach by Hutchison Whampoa of the shareholders’ agreements occurring prior to the date of listing on the Hong Kong Stock Exchange.

Other than as described above, there is currently no equipment or financing commitment from either NTT DoCoMo or NEC in connection with our Hong Kong mobile operations. We expect NEC to continue to be a supplier of 3G infrastructure systems and 3G handsets in Hong Kong following the offering.

The following table sets out market and operating data for Hutchison Telecom’s mobile services as of the dates or for the periods indicated:

Hutchison Telecom’s mobile services in Hong Kong(1)

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Market penetration (%)(2)	84	92	105	—		—
Market share (%)(3)	29	28	25	—		—
Total subscribers (in millions)(4)	1.66	1.77	1.83	1.65		1.96
Growth in total subscribers (%)	—	6.6	3.4	(6.8	)(5)	7.1 (6)
Total turnover (including Macau) (in HK$ millions)(10)	3,970	3,730	3,485	1,752		1,749
Growth in total turnover (including Macau) (%)	—	(6.0)	(6.6)	—		(0.2)
Profit (loss) attributable to shareholders (including Macau) (in HK$ millions)	(1,260)	237	205	84		(195)
Postpaid ARPU (in HK$)(7)	215	236	220	231		204
Prepaid ARPU (in HK$)(7)	50	45	36	33		32
Postpaid MOU (in minutes)(8)	389	458	491	458		538
Postpaid churn (%)(9)	5.7	4.0	3.1	3.8		2.5

(1)	The data in this table for the period from January 1, 2001 to December 31, 2003 relates only to 2G services, and that for the first six months of 2004 relates to both 2G and 3G services.
(2)	Determined by dividing the total market subscribers (including prepaid subscriber identity module, or SIM, subscribers) in Hong Kong, as reported by OFTA, by the latest available total population of Hong Kong for the relevant period as reported by the Census and Statistics Department of the Hong Kong government.
(3)	Estimated by Hutchison Telecom.
(4)	Total subscribers comprise postpaid subscribers and prepaid subscribers whose prepaid SIM cards have not been used up or expired at end of reporting period.
(5)	As compared to December 31, 2002.
(6)	As compared to December 31, 2003.
(7)	The ARPU for postpaid/prepaid subscribers is calculated by (i) for each month in such period, dividing the postpaid/prepaid network revenue (direct revenue plus roaming revenue) during such month by the average number of postpaid/prepaid subscribers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	The MOU for postpaid subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of postpaid subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(9)	Represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant month by the subscriber number at the beginning of such month.
(10)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Hong Kong postpaid revenue	3,304	3,059	2,767	1,422	1,391
Hong Kong prepaid revenue	136	217	189	94	99
Other revenue (mainly includes hardware revenue and revenues generated from Macau operations)	530	454	529	236	259

Turnover	3,970	3,730	3,485	1,752	1,749

In August 2001, Hutchison Telecom’s subsidiary in Macau, Hutchison Macau, launched GSM dualband mobile telecommunications services under the Hutchison Telecom brand. Hutchison

Whampoa holds a 70.9% interest in Hutchison Macau. Hutchison Macau provides a full range of services which include voice services, IDD services, roaming services, GPRS and MMS. As of December 31, 2001, 2002 and 2003, Hutchison Macau had approximately 45,000, 88,000 and 131,000 subscribers, respectively, and its subscriber numbers increased to approximately 155,000 as of June 30, 2004. Subscriber numbers for Hutchison Macau described in this prospectus are composed of postpaid subscribers as well as prepaid subscribers whose prepaid SIM cards have not been used up or expired at the period end.

Mobile telecommunications industry in Hong Kong

Mobile telecommunications services were first launched in Hong Kong in 1984. The Hong Kong government established OFTA in July 1993. OFTA is responsible for regulating and licensing telecommunications services, managing the allocation of radio frequency spectrum and ensuring the fair and effective operation and successful development of the telecommunications industry in Hong Kong.

The number of digital mobile telecommunications subscribers increased by approximately 25 times during the period from 1993-2003. Market growth has slowed since 2001, however, and is now primarily driven by prepaid subscribers. As of December 31, 2003, Hong Kong had a mobile phone penetration rate of approximately 105%, which reflected Hong Kong’s high number of resident subscribers with multiple subscriptions as well as business and tourist subscribers. There were approximately 7.19 million mobile phone subscriptions out of a total population of 6.85 million in Hong Kong as of December 31, 2003.

There are currently five other 2G mobile telecommunications operators in Hong Kong. As of December 31, 2003, New World had approximately 1.2 million mobile telecommunications subscribers, based on New World’s interim report for 2003-2004. Peoples had approximately 1.05 million mobile telecommunications subscribers as of December 31, 2003, according to its global offering prospectus. According to SmarTone’s 2003-2004 interim results announcement, as of December 31, 2003, it had approximately 1.04 million subscribers. SUNDAY’s published annual results for the year ended December 31, 2003 disclosed that it had approximately 0.66 million subscribers. As of December 31, 2003, based on information disclosed by CSL’s shareholder, CSL had approximately one million mobile telecommunications subscribers. Out of these five mobile telecommunications operators, CSL, SmarTone and SUNDAY also hold 3G licenses.

With six mobile telecommunications operators serving a population of 6.85 million, the Hong Kong mobile telecommunications market is very competitive. Recent promotional offers and lower tariffs as a result of price competition have decreased Hutchison Telecom’s postpaid ARPU from HK$236 in 2002 to HK$220 in 2003 and to HK$204 in the first half of 2004. Postpaid services are the primary revenue drivers of Hutchison Telecom’s business, constituting approximately 95% of its total network revenue.

Currently, out of the four 3G license holders, Hutchison Telecom is the only telecommunications operator to have launched 3G services. The other 3G license holders are in different stages of developing their 3G services and are expected to launch services at a later time.

Mobile telecommunications industry in Macau

Since the establishment of the Macau Special Administrative Region of the People’s Republic of China in 1999, the Macau government has been liberalizing the telecommunications industry. In June 2000, the Macau government established the GDTTI as the principal regulator for the telecommunications industry in Macau for determining telecommunications regulations, policies and directives. Based on key statistics of radiocommunication and telecommunications services available from the GDTTI’s website, there were approximately 364,000 mobile telecommunications subscribers in Macau as of December 31, 2003, representing a penetration rate of 81.2%, as compared with approximately 276,000 mobile subscribers as of December 31, 2002, representing a penetration rate of 62.5%. We expect that the penetration rate will continue to grow steadily as a result of deregulation.

There are currently three other mobile telecommunications operators in Macau. CTM is the incumbent telecommunications operator with a dominant position and an estimated market share of approximately 58% as of December 31, 2003. It is estimated that SmarTone had a market share of approximately 11% as of December 31, 2003. Kong Seng, the smallest provider of mobile telecommunications services in Macau, holds a mobile virtual network operator license.

In early September 2004, the Macau government announced a tender for a CDMA2000 1X services license in the 800 MHz radio spectrum band. The proposed license is for a term of eight years and allows only for the provision of inbound CDMA roaming services in Macau. However, the licensee may apply to amend the scope of the licensed services one year after the grant of the license. The deadline for the tender is November 8, 2004.

Competition

Hutchison Telecom was the largest mobile telecommunications operator in Hong Kong in terms of subscriber numbers as of December 31, 2003. However, with six 2G mobile telecommunications operators serving a market that has one of the world’s highest penetration rates for subscribers of mobile telecommunications services, the Hong Kong market is highly competitive. Mobile telecommunications operators in Hong Kong have engaged in price competition in order to win market share from the other operators. Recent promotional offers and lower tariffs as a result of price competition have decreased Hutchison Telecom’s postpaid ARPU from HK$236 in 2002 to HK$220 in 2003 and to HK$204 in the first half of 2004. In addition, it is expected that competition in the 3G mobile telecommunications services market will intensify over time, with Hutchison Telecom’s competitors expected to launch services later.

We believe that Hutchison Telecom is well positioned to meet the competitive pressures in the Hong Kong mobile telecommunications market. Hutchison Telecom is the market leader in the 2G mobile telecommunications services market offering high quality coverage and customer service with approximately a 25% market share and 1.83 million subscribers, compared to 1.2 million subscribers for its nearest competitor, as of December 31, 2003. As of June 30, 2004, Hutchison Telecom had approximately 1.96 million subscribers. Moreover, Hutchison Telecom has significant spectrum capacity in 2G and 3G frequencies and a well-established distribution channel which allow it to expand as demand for services, in particular data services, increases. Hutchison Telecom’s managers have extensive operational experience in developing and implementing new services in the market. With the launch of Hutchison Telecom’s 3G operations in January 2004, Hutchison Telecom is well positioned to set the standard for advanced mobile telecommunications services in Hong Kong.

In Macau, there are currently three other mobile telecommunications operators. Until 1999, the telecommunications industry in Macau operated under a monopoly environment. CTM, the incumbent mobile telecommunications operator, had an estimated market share of approximately 58% as of December 31, 2003.

Although we are a relatively new entrant into the Macau market, Hutchison Macau has gained a significant market share since it commenced operations in 2001. We believe Hutchison Macau is well positioned to meet the demand of the growing mobile telecommunications market in Macau.

Strategy, marketing and brand

Hutchison Telecom’s primary business strategy for 2G operations is to maintain its position as market leader while exercising prudent cost control. Ongoing cost-saving initiatives include outsourcing of operations and streamlining of back office and selling activities.

Hutchison Telecom’s marketing strategies attempt to distinguish its brands from other mobile telecommunications services by the quality of its products and multimedia services offered. Up until May 30, 2004, Hutchison Telecom marketed its 2G services under the Orange brand. After recently having terminated Hutchison Telecom’s arrangement to license the Orange brand for use in Hong Kong, all of Hutchison Telecom’s Hong Kong 2G and 3G mobile telecommunications services are offered under the 3 brand, which is licensed from Hutchison 3G Enterprises S.à r.l.

Hutchison Telecom decided to provide all of its Hong Kong mobile telecommunications services under the 3 brand name to reflect the fact that it wishes to adopt a common brand positioning and common brand values for all of the mobile telecommunications services which it provides in Hong Kong, regardless of technology platform. Hutchison Telecom also offers one stop sales and customer service at all of its 3 branded retail outlets to improve convenience and accessibility for all of its mobile subscribers.

Generally, Hutchison Telecom seeks to offer 2G subscribers tariffs comparable to the rates charged by its competitors while providing innovative technologies and services that are more advanced than those of its competitors.

Leveraging on the technical and other operational synergies from the mobile telecommunications operations in Hong Kong, Hutchison Telecom’s strategy in Macau is to improve its network and roaming services in response to the growth of the tourism and gambling industries in Macau.

Hutchison Telecom’s 3G strategy is to capitalize on its status as the first telecommunications operator to launch 3G services in order to attract new subscribers. Hutchison Telecom is actively marketing a wide range of 3G mobile services, tariff plans and handsets with special promotions and incentives for new subscribers. In addition, Hutchison Telecom has made substantial investments in promoting the 3 brand to represent quality and technological innovation.

Services and products

Hutchison Telecom’s principal mobile telecommunications services in the Hong Kong and Macau 2G markets are voice and data services. Most of our other products are value-added services and enhancements for our mobile telecommunications voice services.

Voice services

Hutchison Telecom’s 2G services in Hong Kong, through postpaid plans and prepaid SIM cards, offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking, in addition to the standard local voice services, IDD services and international roaming services.

In May 2004, Hutchison Telecom also introduced its first CDMA prepaid card service. This service targets revenues from international visitors to Hong Kong who already use CDMA-based services in their home countries. In particular, Hutchison Telecom believes that this service will appeal to mainland Chinese visiting Hong Kong who subscribed to China Unicom Limited’s CDMA-based service, which, according to its website, had 16.91 million subscribers as of December 31, 2003. By purchasing a Hutchison Telecom’s prepaid CDMA-based SIM card, these visitors can enjoy local tariffs (as opposed to home operator roaming charges) for calls made within Hong Kong.

Hutchison Macau, leveraging on the technical and other operational synergies from our mobile telecommunications operations in Hong Kong, offers 2G voice services similar to those Hutchison Telecom offers in Hong Kong.

Data services

To meet market demand for the faster transmission speeds required for wireless Internet access and other applications, Hutchison Telecom has continued to invest in innovative technology such as GPRS technology, which can offer transmission speeds of up to 115 Kbps. GPRS modem cards provide subscribers with access to the Internet, email and corporate networks at connection speeds of up to 53.6 Kbps. Hutchison Telecom pioneered Hong Kong’s first 2.5G, packet data mobile telecommunications service in August 2000 with CDMA IS95B technology, offering CDMA users data transmission speeds of up to 64 Kbps. In conjunction with this launch, Hutchison Telecom introduced the first packet billing scheme in Hong Kong under which users are charged only for the volume of data transmitted.

In August 2001, Hutchison Telecom also launched a series of application services that support both GPRS and Kjava technologies. The Kjava applications, in conjunction with the GPRS technology, enable users to be continually updated with always on-line information.

In early December 2001, Hutchison Telecom co-launched inter-operator SMS with the other five mobile telecommunications operators in Hong Kong. This enables our subscribers to send and receive SMS messages not only within the same network, but also across different networks, including between 2G and 3G networks. SMS has experienced significant growth in the Hong Kong market since the service was launched and Hutchison Telecom’s current market share of the total SMS usage is comparable with its estimated market share of approximately 25% in terms of subscriber numbers as of December 31, 2003.

In early May 2002, jointly with Research In Motion Limited, Hutchison Telecom announced the commercial launch of the BlackBerryTM wireless email services operating on Hutchison Telecom’s GSM and GPRS networks in Hong Kong. Hutchison Telecom was the first mobile telecommunications operator in Asia to offer the BlackBerryTM wireless email services, which provide corporate subscribers with an end-to-end wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

In late June 2002, Hutchison Telecom launched a MMS service which delivers mobile multimedia messages via GSM/GPRS networks and multimedia messaging platforms. Subsequently in December 2002, Hutchison Telecom introduced inter-operator MMS with the other mobile telecommunications operators in Hong Kong.

In January 2004, Hutchison Telecom launched its 3G services. 3G mobile telecommunications networks are capable of transferring data at speeds of up to 2 Mbps as compared to 115 Kbps for 2G mobile telecommunications networks. Therefore, in addition to voice services, 3G technology provides real time person-to-person mobile video calls, the ability to stream and download music and video clips and other multimedia content, as well as other data services. As of June 2004, Hutchison Telecom offered 26 entertainment channels including Daily Express and TodayOn3, which provide, among other things, daily updates of news, weather, the Hong Kong stock market, video clips of football highlights, music video clips and movie trailer video clips. Hutchison Telecom also partners with various content providers such as Reuters, i-Cable and TVB to provide local and world news reports, traffic updates and popular television series highlights. Metro Radio provides 3G subscribers with Hong Kong’s first multimedia broadcasting service on video mobile phones. Midland Realty provides the first Hong Kong multimedia mobile property portal with the most comprehensive mobile content on the Hong Kong property market. DBS Bank provides the latest financial news and commentary as well as banking information. Universal Music, EMI, Warner Music, Gold Label, Sony Music and BMG provide full-version music videos and original recordings of popular local and international singers.

Handsets and other products

Hutchison Telecom offers a variety of handsets for both 2G and 3G subscribers. All of Hutchison Telecom’s GSM handsets have either dualband or triband capability in order to satisfy subscriber roaming needs. Major suppliers of 2G handsets include Nokia, Motorola, Sony Ericsson, Siemens, Samsung and LG. As of June 30, 2004, we offered six models of 3G handsets, all of which have built-in video cameras to allow mobile video calls. These 3G handsets were supplied by NEC, Motorola and LG. Hutchison Telecom offers handset subsidies to new and existing subscribers depending on their tariff plan and their service subscription period. In May 2004, Hutchison Telecom launched the first SIM-based CDMA handset in Hong Kong and believes that it can increase its penetration into the limited-usage mass mobile market.

Interconnection

Under the telecommunications regulatory framework in Hong Kong, mobile telecommunications operators are required to pay interconnection charges to fixed-line telecommunications operators for all incoming and outgoing calls transmitted via their networks. For cost efficiency, Hutchison Telecom sets up direct interconnection with mobile telecommunications operators and the major fixed-line telecommunications operators, which include PCCW-HKT and Hutchison Global Communications, in order to minimize the number of fixed networks it transits when delivering its calls. Under current industry practice, mobile telecommunications operators waive each other’s interconnection charges for direct mobile-to-mobile calls.

Roaming

Hutchison Telecom has roaming arrangements with over 370 international mobile telecommunications operators, and its roaming services for 2G subscribers cover approximately 220 destinations worldwide. Hutchison Telecom launched the world’s first CDMA automatic international roaming service, which now covers the United States, Canada, South Korea, Japan, New Zealand, Israel, Guam, Thailand, Taiwan, Australia and China. Hutchison Telecom also has roaming arrangements for voice services in over 170 destinations for its 3G subscribers. In countries where the 3 service is available, 3G subscribers are also able to make mobile video calls while roaming. Since April 2004, Hutchison Telecom’s 3G subscribers also enjoy automatic voice-roaming service in Japan.

Tariff plans

We believe that Hutchison Telecom’s tariffs for 2G services are comparable to those charged by its competitors. Hutchison Telecom offers different plans to meet the needs of different user segments. Hutchison Telecom’s postpaid plans include a monthly fee which bundles voice services with a variety of value-added services such as voice mail, MMS, SMS and fax mail services. Additional charges are levied for other value-added services including IDD services and roaming services. Hutchison Telecom also offers several prepaid plans. Prepaid subscribers purchase a rechargeable prepaid SIM card for a specified amount of airtime and they may also enjoy additional value-added services.

Hutchison Telecom currently offers only postpaid 3G services. 3G tariff plans charge different monthly fees according to the needs of different user segments. These plans include a monthly fee which bundles voice services, video calls, streaming or downloads of multimedia clips and other data services. Additional charges are levied for IDD, roaming and other value-added services.

Sales and distribution

Hutchison Telecom has an extensive distribution network with over 150 points of sales including over 60 retail outlets across the territory for its 3 brand mobile telecommunications services. Hutchison Telecom’s retail outlets offers a one-stop service for all 3 customers to select their preferred 2G or 3G mobile telecommunications services. At any one of its 3 retail outlets, customers can select 2G and 3G mobile phones and accessories, make inquiries and subscribe for services best suited to their mobile telecommunications needs. Walk-in subscribers can subscribe for postpaid plans and purchase prepaid SIM cards, handsets and accessories. Hutchison Telecom has arrangements to sell prepaid SIM cards with retail outlets such as Watson’s personal care stores, Park’N Shop supermarkets and Fortress electronic stores. Hutchison Telecom also has a team of direct sales agents for corporate clients. During the six months ended June 30, 2004, approximately 87% of Hutchison Telecom’s subscriptions were generated by our points of sales and approximately 11% were from direct sales to corporate or business accounts.

Customer service

Hutchison Telecom’s customer service department operates a 24-hour hotline service for all of its 3 customers. As of June 30, 2004, there were approximately 1,170 full-time employees in Hutchison Telecom’s customer service department. Hotline agents handle all customer-related issues, ranging from pre-service enquiries to general post-service enquiries and maintenance.

Churn

Hutchison Telecom’s monthly churn rate is calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the month by the opening subscriber number, while the average monthly churn rate for the year is the average of such churn rates for the past twelve months in a calendar year. Hutchison Telecom’s average monthly net churn rate for postpaid subscribers were 2.5% during the six months ended June 30, 2004 and 3.1% in 2003 as compared to 4.0% in 2002. We believe that Hutchison Telecom’s churn rates are in line with market averages.

In Macau, Hutchison Macau’s average monthly churn rates for prepaid subscribers were 6.0% during the first six months ended June 30, 2004 and 5.6% in 2003 as compared to 3.8% in 2002. Hutchison Macau’s average monthly churn rates for postpaid subscribers were 2.5% in the first six months ended June 30, 2004 and 2.7% in 2003 as compared to 2.3% in 2002.

Management and employees

The day-to-day operations of Hutchison Telecom’s subsidiaries operating 2G and 3G mobile telecommunications businesses involve sharing technical, engineering, personnel, marketing, servicing and network improvement resources among themselves. Hutchison Telecom’s subsidiary operating companies for 2G and 3G mobile telecommunications businesses have service agreements in place with each other to allocate resources and operational costs. Hutchison Telecom is responsible for the overall management of these companies.

As of June 30, 2004, Hutchison Telecom had approximately 3,000 employees for its Hong Kong and Macau operations of which approximately 500 were non-permanent employees. Hutchison Telecom provides its permanent employees with a medical benefit scheme, a provident fund scheme, a life insurance scheme, and a total and permanent disability insurance scheme. Key employees are also able to receive personal accident coverage.

Spectrum and mobile telecommunications networks

Hutchison Telecom uses GSM and CDMA mobile telecommunications networks for its 2G operations. Hutchison Telecom holds three 2G licenses. In 1992, Hutchison Telecom was awarded its first two 2G licenses, a GSM license in the 900 MHz spectrum band and a CDMA license in the 800 MHz spectrum band. In 1996, Hutchison Telecom was awarded a second GSM license in the 1800 MHz spectrum band.

Currently, the vast majority of Hutchison Telecom’s 2G subscribers use its GSM dualband networks. Hutchison Telecom’s GSM dualband network allows radio communications to and from subscriber handsets to switch seamlessly between the 900 MHz spectrum and 1800 MHz spectrum bands resulting in enhanced network quality and capacity. Hutchison Telecom also offers GPRS technology, which utilizes GSM frequencies.

Hutchison Telecom’s CDMA network deploys a 2.5G CDMA IS95B packet data transmission technology, which offers data transmission speeds of up to 64 Kbps. Given that CDMA is one of the two mobile telecommunications standards in China, we expect demand for CDMA services in Hong Kong to increase as economic integration between Hong Kong and mainland China continues. On March 19, 2004, OFTA announced in a consultation paper an intention not to renew two licenses including Hutchison Telecom’s CDMA license when it expires in November 2005. In place of the vacated band of frequencies, OFTA proposes to offer to the market a new mobile telecommunications license. While OFTA will not mandate technology in the issue of the new license, it notes the spectral efficiency that can be achieved by adopting the CDMA2000 standard. We are vigorously opposing OFTA’s proposal and will strenuously pursue renewal of the license. For a more detailed discussion of spectrum allocation in Hong Kong, see “Regulation—Hong Kong—Licensing framework—Spectrum allocation.”

Following the award of a 3G license in October 2001, Hutchison Telecom obtained one block of paired spectrum of 2 x 14.8 MHz and one block of 5 MHz unpaired spectrum at the 1900 to 2200 MHz spectrum bands in Hong Kong. Under the terms of its 3G license, Hutchison Telecom is required to roll out and maintain its network so as to cover an area where at least 50% of Hong Kong’s population live by no later than December 31, 2006. The Hong Kong government has introduced an open network access framework, in which 3G licensees have to make available up to 30% of the capacity of their networks for use by non-affiliated mobile virtual network operators and service providers. See “Regulation—Hong Kong—Licenses” for a description of how network capacity is calculated.

Hong Kong fixed-line business

Overview

We have approximately a 52.55% interest in Hutchison Global Communications Holdings, the holding company of Hutchison Global Communications, which was transferred to us by the Hutchison Whampoa group pursuant to the restructuring. Hutchison Global Communications Holdings is an integrated telecommunications and information technology company offering a wide range of innovative and advanced information technology, systems integration and telecommunications services. Hutchison Global Communications obtained a license in 1995 to provide fixed-line telecommunications network services in Hong Kong. Hutchison Global Communications also owns and operates what we believe is the most extensive fiber-optic building-to-building network capable of providing voice and data telecommunications services in Hong Kong. The Hutchison Whampoa group’s approximate 52.55% interest in Hutchison Global Communications Holdings resulted from a transaction concluded in March 2004. The transaction involved the purchase by Hutchison Global Communications Holdings (formerly known as Vanda Systems & Communications Holdings Limited, or Vanda) of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes of Hutchison Global Communications Holdings to Hutchison Whampoa. Hutchison Whampoa had held a 37.06% interest in Vanda since September 2003. As a result of the new Hutchison Global Communications Holdings shares issued to Hutchison Whampoa as part of the transaction, Hutchison Whampoa’s shareholding in Hutchison Global Communications Holdings would have increased to 78.9%. However, following a placement of Hutchison Whampoa’s shares in Hutchison Global Communications Holdings, we now have approximately a 52.55% interest in Hutchison Global Communications Holdings.

Prior to May 2002, Hutchison Global Communications and its subsidiaries were jointly controlled entities of Hutchison Whampoa and were accounted for under the equity method of accounting. In May 2002, Hutchison Telecommunications Limited acquired a 50% interest in Hutchison Global Communications and Hutchison GlobalCentre from Asia Global Crossing Ltd. Upon completion of such acquisition, Hutchison Global Communications and Hutchison GlobalCentre became wholly-owned subsidiaries of Hutchison Whampoa.

Hutchison Global Communications offers telephone, IDD, broadband Internet and various data services to business and residential customers. Hutchison Global Communications provides interconnection to local mobile telecommunications operators and international telecommunications carriers. Hutchison Global Communications also provides systems integration and software application services to clients which include major banks, financial institutions, postal and telecommunications companies, utility companies and government departments in Hong Kong, China, Macau, Singapore, Malaysia, the Philippines and the United Kingdom.

Fiber-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Hutchison Global Communications’ fiber-optic network spans key commercial and residential districts in Hong Kong Island, Kowloon, Lantau Island and the New Territories and is within 50 meters of most residential buildings of at least 30 floors and most commercial structures of at least 20 floors and 10,000 square feet/floor situated in these key districts. Hutchison Global Communications has installed direct fiber-optic connections to over 4,000 buildings and has installed in-building wiring facilities in over 1,400 buildings. Approximately one million households are connected directly to Hutchison Global Communications’ network. In addition, Hutchison Global Communications’ network is interconnected with the networks of most of the local fixed and mobile telecommunications carriers in Hong Kong and with major networks in China and overseas.

The following table sets out certain market and operating data for Hutchison Global Communications’ services for the periods indicated:

Hutchison Global Communications’ fixed-line services in Hong Kong

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Residential voice services market share (%)(1)	4	7	10	—		—
Total subscribers of residential voice services	86,703	152,253	212,064	188,227		224,775
Growth in total subscribers of residential voice services (%)	—	76	39	24	(2)	6	(3)
Total turnover (in HK$ millions)	—	860	1,628	769		1,228
Growth in total turnover (%)(4)	—	—	89.3	—		59.7
Profit (loss) attributable to shareholders (in HK$ million)(4)	(119)	(349)	106	33		1,346
Residential broadband services market share (%)(5)	6	7	11	—		—
Total subscribers of residential broadband services	32,616	66,546	119,339	95,604		146,414
Growth in total subscribers of residential broadband services (%)	—	104	79	44		23
Residential voice services churn rate (%)(6)	1.1	1.0	1.0	0.8		1.2
Residential broadband services churn rate (%)(6)	4.6	1.6	1.5	1.4		1.6

(1)	Calculated by Hutchison Global Communications based on information from “Key Statistics for Telecommunications in Hong Kong - Wireline services” released by OFTA on February 28, 2004.
(2)	As compared to December 31, 2002.
(3)	As compared to December 31, 2003.
(4)	For 2002, includes our share of the results of operations of Hutchison Global Communications and its subsidiaries and related data center companies before they became our consolidated subsidiaries in May 2002. Prior to May 2002, Hutchison Global Communications and its subsidiaries were our jointly controlled entities and were accounted for under the equity method of accounting.
(5)	Calculated by Hutchison Global Communications based on information from “Statistics of Customers of Licensed Internet Service Providers in Hong Kong” released by OFTA in 2004.
(6)	Represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection) for the relevant month by the subscriber number at the beginning of such month.

Fixed-line telecommunications industry in Hong Kong

As of December 31, 2003, there were approximately 3.82 million telephone exchange lines in Hong Kong, including approximately 491,000 fax lines, in a territory with a total population of approximately 6.85 million. Telephone density was approximately 56 lines per 100 people.

The other major fixed-line telecommunications operators in Hong Kong are:

•	PCCW-HKT. By far the largest fixed-line telecommunications operator in Hong Kong, PCCW-HKT is Hong Kong’s incumbent carrier. According to PCCW-HKT’s 2003 annual results as of December 31, 2003, PCCW-HKT had a 73% share of the total fixed-line market, operating approximately 2.8 million telephone lines in Hong Kong.

•

Wharf T&T.    Wharf T&T was granted a fixed-line telecommunications network services license in June 1995. Wharf T&T provides voice, data and other telecommunications services. However, it relies heavily on Type II interconnections provided by PCCW-HKT in offering its voice services and any termination of Type II interconnections at the telephone exchange level as proposed by OFTA in its second consultation paper on the “Review of the Regulatory Policy to Type II Interconnection” dated December 16, 2003 may have a serious impact on its business.

•	NWT. NWT was also granted a fixed-line telecommunications network services license in June 1995 and is active in the retail IDD market. NWT also relies heavily on Type II interconnections provided by PCCW-HKT in offering voice services and any termination of Type II interconnection at the telephone exchange level, as proposed by OFTA in its second consultation paper on the “Review of the Regulatory Policy to Type II Interconnection” dated December 16, 2003, may have a serious impact on its business.

•	HKBN. HKBN was granted a fixed-line telecommunications network services license in 2000. HKBN’s main businesses include broadband Internet access, local voice services and pay-television services.

•	HKCTV. HKCTV was granted a fixed-line telecommunications network services license in January 2000. Its main business areas include pay-television and broadband Internet access services. Its broadband service is provided via cable modem over hybrid fiber coaxial cable network which is mainly geared towards broadcasting purposes and is not solely dedicated for telecommunications services.

Competition

Hutchison Global Communications had a 10% market share of residential voice services and an 11% market share of residential broadband services as of December 31, 2003. PCCW-HKT is the largest fixed-line telecommunications operator in Hong Kong and had a 73% share of the total fixed-line market as of December 31, 2003. In addition, Hutchison Global Communications faces competition from four other fixed-line telecommunications operators. Hutchison Global Communications also faces competition from international telecommunications operators in providing international bandwidth into and out of Hong Kong.

Hutchison Global Communications has a fully fiber-optic backbone network in Hong Kong that allows for the deployment of leading technology and high speed broadband Internet services. Hutchison Global Communications has extensive coverage in Hong Kong, reaching all major business areas and has a household penetration of approximately one million. Hutchison Global Communications has completed its core network backbone infrastructure, eliminating the need for further significant network investment other than for “last-mile” connections, which are the connections between a customer’s premises and the local network exchange. Any additional investment in “last-mile” connections will be in response to specific revenue opportunities.

In March 2004, Hutchison Global Communications Holdings purchased PowerCom Network Hong Kong Limited, or PowerCom, a company that utilizes the electricity distribution system to provide broadband connections. The addition of the PowerCom business to Hutchison Global Communications’ fixed-line operations provides a cost-effective “last-mile” solution to Hutchison Global Communications for installing broadband Internet services in residential estates, hotels and service apartments.

As a consequence of the full liberalization of the Hong Kong telecommunications market in January 2003, new entrants are likely to enter the market. These new entrants will find it difficult to build a network comparable in size and quality to that of Hutchison Global Communications because new subterranean cables and network lines would have to be installed at a deeper level than the existing fixed-line telecommunications operators’ networks, which significantly increases construction costs. This is likely to present additional opportunities for Hutchison Global Communications’ wholesale business.

Hutchison Global Communications has a growing regional presence as a carrier of international bandwidth and has active business relationships with major local and international carriers both within and outside Hong Kong. The inclusion of the systems integration business, previously conducted by Vanda, into Hutchison Global Communications’ operations creates opportunities across a number of common markets in Asia. As networks and system infrastructure converge, clients are looking for companies that can provide fully integrated services to optimize their investments in information technology and communications. Hutchison Global Communications Holdings is able to provide such integrated services.

Strategy and marketing

Hutchison Global Communications seeks to increase its market share of the services it offers by providing value-added services to both retail and wholesale customers. For services that differ little from those offered by Hutchison Global Communications’ competitors in terms of quality and speed, such as basic telephone services and IDD services, Hutchison Global Communications offers tariff packages that are generally competitive with those offered by other fixed-line telecommunications operators. For other value-added data and broadband services where Hutchison Global Communications believes it has quality and speed advantages over similar products offered by its competitors, Hutchison Global Communications may charge a premium for these services.

Services and products

Hutchison Global Communications provides products and services to retail end-users (business and residential customers) as well as to wholesale customers (other telecommunications operators).

Data services

Hutchison Global Communications offers the following data services:

•	connectivity for mobile telecommunications operators;

•	leased lines for telecommunications operators, Internet service providers, or ISPs and other wholesale customers;

•	connectivity for large corporations, including many financial institutions, governmental and quasi-governmental bodies;

•	business broadband Internet services to small to medium-sized enterprises;

•	broadband Internet services to schools; and

•	data center facilities, managed hosting solutions, operations outsourcing and disaster recovery solutions to both local corporations and multinational corporations.

Local voice services

Hutchison Global Communications offers local voice and fax services to residential subscribers. A wide range of value-added services, such as call waiting and call forwarding, are also offered. As of December 31, 2003 and June 30, 2004, Hutchison Global Communications had approximately 212,000 and 225,000 residential subscribers, respectively. Hutchison Global Communications also offers a wide range of voice services for business customers, from standard telephone lines to high-capacity digital connections. Hutchison Global Communications does not rely on Type II interconnection to provide its local voice services to the same extent as to its competitors, Wharf T&T and NWT, due to the extensive coverage of its self-built fiber-optic network. Hutchison Global Communications therefore supports a termination of the Type II interconnection policy.

International direct dialing

Hutchison Global Communications provides IDD voice and fax services, international calling card accounts, prepaid phone cards and personal number services to both residential and business customers. Hutchison Global Communications also provides wholesale services to international voice carriers, including voice interconnection services and local termination services.

Residential broadband services

Hutchison Global Communications offers broadband Internet access under two main product options: (1) a 10 Mbps high speed service using “last-mile” transmission through telecommunication cables and (2) an up to 1.5 Mbps Internet access service through electric power grids adopting technology developed by PowerCom. As of December 31, 2003 and June 30, 2004, Hutchison Global Communications had approximately 120,000 and 146,000 broadband Internet subscribers, respectively, compared with approximately 67,000 and 96,000 as of December 31, 2002 and June 30, 2003, respectively, representing increases of approximately 79% and 52%, respectively.

International broadband

Hutchison Global Communications provides broadband access to multinational corporations, international voice telephony resellers, international carriers and ISPs in Hong Kong and overseas. Hutchison Global Communications’ local network has been directly connected to China Telecommunications Corporation’s network since 2000, making Hutchison Global Communications the first new fixed-line provider in Hong Kong to offer a direct telecommunications link with major networks in mainland China. Hutchison Global Communications’ direct interconnection with China Netcom International Corporation Limited is capable of handling the highest volume of traffic among all of the Hong Kong local fixed-line providers that are interconnected with mainland China. Hutchison Global Communications has established a physical telecommunications presence in some overseas markets. Hutchison Global Communications has established representative offices in Shanghai, Shenzhen and Thailand, as well as overseas offices in Singapore, Malaysia, Taiwan and the United States. Additional offices are planned to be established in Beijing, the Philippines and South Korea.

Sales and distribution

Hutchison Global Communications normally utilizes its internal sales teams to market, sell and deliver its services and products. This enables Hutchison Global Communications to maintain quality marketing, and distribute services and products in a cost-effective and cost-efficient manner. In addition, Hutchison Global Communications also makes use of various other sales and distribution channels from time to time to complement its internal sales teams, including retail shops within the Hutchison Whampoa group, and external sales agents.

Customer service

Hutchison Global Communications’ customer service department operates a 24-hour hotline service for its customers. Customer hotline agents handle all customer-related issues, ranging from pre-service inquiries to general post-service inquiries and maintenance.

Billing and collection

Hutchison Global Communications bills wholesale and retail customers for its local voice, data and broadband Internet services on a monthly basis. Hutchison Global Communications uses the data generated from its billing system to analyze the effect of tariff packages and promotional and advertising campaigns as well as subscriber usage patterns, which it then uses to develop new service and marketing strategies.

Churn

Hutchison Global Communications’ monthly churn rate is calculated by dividing the number of disconnections (net of reconnections) during a month by the number of subscribers as of the beginning of the relevant month. Hutchison Global Communications’ average monthly churn rate for its residential voice and residential broadband Internet services are set forth below as of the dates or for the periods indicated:

	As of or for the year ended December 31,			As of or for the six months ended June 30,
Service and product areas	2001	2002	2003	2003	2004
Residential voice subscribers	1.1%	1.0%	1.0%	0.8%	1.2%
Residential broadband Internet subscribers	4.6%	1.6%	1.5%	1.4%	1.6%

Management and employees

As of June 30, 2004, Hutchison Global Communications Holdings had 2,072 employees. Hutchison Global Communications Holdings has a management team across sales and marketing, engineering, information technology, business development, finance and legal divisions. Hutchison Global Communications provides to its employees a comprehensive medical benefit scheme, a provident fund scheme, a life insurance scheme, and a total and permanent disability insurance scheme. Key employees are also able to enjoy personal accident coverage.

Hutchison Global Communications Holdings and the group

Prior to March 2004, Hutchison Global Communications was a wholly-owned subsidiary of Hutchison Whampoa and hence the Hong Kong fixed-line operations were part of our group’s business. Following the Hutchison Global Communications Holdings transaction, the Hong Kong fixed-line operations are now held through Hutchison Global Communications Holdings. With respect to Hutchison Global Communications Holdings (the former Vanda), excluding the group’s Hong Kong fixed-line operations that were transferred to it in March 2004, the following information illustrates its size relative to the group:

	Group(1)	Hutchison Global Communications Holdings(2) (year ended March 31, 2003)	Hutchison Global Communications Holdings(2) (nine months ended December 31, 2003)	PowerCom(3)
	(HK$ in millions)
Turnover	10,104	1,025	689	7
(Net loss)	(214)	(174)	(76)	(9)
Total assets	36,243	605	503	33

(1)	The figures for our group are as of December 31, 2003. Turnover and profits exclude Hutchison Global Communications Holdings. Total assets include our group’s 37.06% interest in Hutchison Global Communications Holdings and 100% interest in the fixed-line business as of December 31, 2003.
(2)	The figures for Hutchison Global Communications Holdings exclude the fixed-line business and PowerCom business acquired in March 2004. The figures are given as of March 31, 2003 (the last published financial year-end of Hutchison Global Communications Holdings) and as of December 31, 2003 (the date of Hutchison Global Communications Holdings’ last published accounts).
(3)	The figures for PowerCom are stated as of December 31, 2003.

Owing to the way the Hutchison Global Communications Holdings transaction was structured, as described above, and the fact that the Hong Kong fixed-line business was already held within the Hutchison Whampoa group, the new businesses acquired in March 2004 (and which were not previously held within the Hutchison Whampoa group) will not form a material part of our group’s business upon our listing on the Hong Kong Stock Exchange. The new businesses acquired were the provision in Hong Kong of broadband Internet services that can be accessed through power sockets and the business of trading computers and peripherals, system integration, development and sale of software for the finance and banking industry, distribution of telecommunication products, and e-commerce solutions, mainly in mainland China. These are in line with our group’s other business activities.

India

Overview

Our business interests in India are conducted through six mobile telecommunications operators in which we hold direct and indirect equity interests. See “—Ownership” below for more detailed discussions of our ownership interests with respect to each of these operators. We refer to these mobile telecommunications operators collectively as “Hutch India.” We exercise strategic influence over the business of the mobile telecommunications operators. The results of each of the mobile telecommunications operators are consolidated in our financial statements.

Our business interests in India began in 1992 when Hutchison Whampoa, together with an Indian partner, established Hutchison Max Telecom Private Limited, which began offering mobile telecommunications services in Mumbai (formerly Bombay) in late 1995. In 2000, we acquired interests in Hutchison Essar Telecom Limited (formerly Sterling Cellular Limited) in Delhi, Hutchison Telecom East Limited in Kolkata (formerly Calcutta) and Fascel Limited in the state of Gujarat to operate mobile telecommunications services in those areas. In August 2001, we acquired interests in Hutchison Essar South Limited, which has three licenses to provide mobile telecommunications services in the key high-technology metropolitan areas of Karnataka (which includes Bangalore), Chennai and Andhra Pradesh (which includes Hyderabad). In August 2003, we acquired interests in Aircel Digilink India Limited, which has three licenses to provide mobile telecommunications services in the service areas of Uttar Pradesh (East), Haryana and Rajasthan. In November 2003, Hutchison Essar South Limited acquired a license for the service area of Punjab, and in February and March 2004 it acquired licenses for the service areas of Uttar Pradesh (West) and West Bengal, respectively.

Hutch India is collectively India’s third largest private mobile telecommunications operator based on monthly market share data published by the COAI and the ABTO. Hutch India provides 2G services using GSM technology. Hutch India has experienced a considerable growth in subscribers in recent years. As of June 30, 2004, Hutch India had 5.8 million subscribers as compared to 4.1 million subscribers as of December 31, 2003 and 1.1 million subscribers as of December 31, 2001. As of December 31, 2003, Hutch India had a 15.3% market share of India’s mobile telecommunications services market based on monthly market share data published by the COAI and the ABTO. Over 90% of Hutch India’s growth in the past three years has been attributable to organic growth.

The following table sets out certain market and operating data for Hutch India’s 2G services as of the dates or for the periods indicated:

Hutch India’s 2G services in India

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Market penetration (%)(1)	1	3	4	—		—
Market share (%)(2)	48	32	23	—		—
Total subscribers (in millions)(3)	1.13	2.01	4.10	2.6		5.8
Growth in total subscribers (%)	—	77.4	104.2	30.0	(4)	41.5	(5)
Total turnover (in HK$ millions)(9)	2,165	2,974	4,497	1,951		3,202
Growth in total turnover (%)	—	37.4	51.2	—		64.1
Profit (loss) attributable to shareholders (in HK$ millions)	(144)	(402)	50	(71)		65
Postpaid ARPU (in HK$)(6)	260	300	327	289		247
Prepaid ARPU (in HK$)(6)	96	74	67	56		57
Postpaid MOU (in minutes)(7)	326	427	688	621		755
Prepaid MOU (in minutes)(7)	81	87	200	152		221
Postpaid churn (%)(8)	3.5	4.7	6.1	6.0		5.8
Prepaid churn (%)(8)	6.2	5.1	6.1	5.0		7.8

(1)	Determined by dividing the total number of mobile subscribers, as reported by the Cellular Operators Association of India, or COAI, by the total population in India, as estimated by the National Census, at the end of each relevant period.
(2)	Provided by COAI for the license areas where Hutch India had a presence for the respective year.
(3)	Total subscribers comprise postpaid subscribers (excluding subscribers temporarily suspended from service) and prepaid subscribers whose prepaid SIM cards have not been used up or expired at end of reporting period.
(4)	As compared to December 31, 2002.
(5)	As compared to December 31, 2003.
(6)	The ARPU for postpaid/prepaid subscribers is calculated by (i) for each month in such period, dividing the postpaid/prepaid network revenue (direct revenue plus roaming revenue) during such month by the average number of postpaid/prepaid subscribers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(7)	The MOU for postpaid/prepaid subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of postpaid/prepaid usage during such month by the average number of postpaid/prepaid subscribers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	Represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection) for the relevant month by the subscriber number at the beginning of such month.
(9)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Postpaid revenue	1,514	1,939	2,331	1,085	1,551
Postpaid roaming revenue	225	212	376	184	221
Prepaid revenue	497	805	1,706	598	1,418
Other revenue	(71)	18	84	84	12

Turnover	2,165	2,974	4,497	1,951	3,202

The following table details Hutch India’s market share in each of its service areas (other than Punjab, Uttar Pradesh (West) and West Bengal, where operations had not begun) as of December 31, 2003:

Mobile telecommunications operator	Service area(s)	Date interests acquired	Number of subscribers (in thousands)	Market share (%)			Market Share rank
				2001	2002	2003
Hutchison Max Telecom Private Limited	Mumbai	1994	1,004	46	41	32	1
Hutchison Essar Telecom Limited	Delhi	2000	1,006	39	35	28	2
Hutchison Telecom East Limited	Kolkata	2000	439	58	55	41	1
Fascel Limited	Gujarat	2000	818	64	53	36	1
Hutchison Essar South Limited	Chennai Andhra Pradesh Karnataka	2001	122 130 236	— — —	12 7 8	11 6 12	3 5 4
Aircel Digilink India Limited	Rajasthan Haryana Uttar Pradesh (East)	2003	46 26 272	23 16 45	17 8 64	8 5 32	3 5 2

Source: COAI.

As of June 30, 2004, Hutch India’s operations in 11 existing and two planned service areas collectively covered approximately 56% of India’s population and approximately 74% of India’s total mobile subscribers.

	India	Current service area		Current and planned service area(3)
		Actual	% of all India	Actual	% of all India
Number of service areas	23	11	48	13	57
Size of service areas (in square kilometers, in thousands)(1)	3,166	1,232	39	1,441	46
Population in service areas (in millions)(2)	1,027	419	41	572	56
Market penetration	—	—	4.2	—	3.7

(1)	Area estimates are from National Census, 1991.
(2)	Population estimates for all the service areas other than the metropolitan areas are from the National Census, 2001.
(3)	Includes Hutch India’s planned service areas in Punjab, Uttar Pradesh (West) and West Bengal.

The licenses for the Delhi, Mumbai and Kolkata service areas expire in November 2014, the Gujarat, Rajasthan, Haryana and Uttar Pradesh (East) licenses expire in December 2015, the Chennai, Karnataka and Andhra Pradesh licenses expire in September 2021, the Punjab license expires in October 2021, the Uttar Pradesh (West) license expires in February 2024 and the West Bengal license expires in March 2024. All of these licenses may be extended for further 10-year terms.

The diagram below depicts the location of, and provides certain information for, Hutch India’s existing and planned operations areas in India:

Mobile telecommunications industry in India

Although Hutch India only offers GSM services, it competes with all other GSM and CDMA operators in its service areas. Based on monthly subscriber numbers published by the ABTO and market share data published by the COAI, Reliance Infocomm, a CDMA and GSM operator, is the largest nationwide mobile telecommunications operator with 6.3 million CDMA and GSM mobile telecommunications subscribers and a nationwide market share of 22% as of December 31, 2003. Other private competitors include Bharti Televentures, the largest nationwide GSM mobile telecommunications operator in India based on monthly share data published by the COAI, Tata Teleservices, a quasi-national CDMA mobile telecommunications operator, and the government-controlled GSM mobile telecommunications operator BSNL, which offers GSM services everywhere in India except Mumbai and Delhi. For a more detailed discussion of mobile services regulation in India, see “Regulation—India.”

Hutch India as of December 31, 2003 offered GSM voice and data services in 10 of the 23 service areas in India. The following table sets forth Hutch India’s market share and that of other mobile telecommunications operators in those 10 service areas where Hutch India operated as of December 31, 2003:

Market Share (in percentages)

Service area	Hutch India	Bharti Televentures	IDEA	Reliance	BSNL/MTNL	Others
Mumbai	32	15	—	17	5	31
Delhi	28	36	11	18	4	3
Kolkata	41	31	—	26	2	—
Gujarat	36	7	16	18	21	2
Chennai	11	27	—	32	9	21
Andhra Pradesh	6	23	17	24	24	6
Karnataka	12	35	—	21	16	16
Rajasthan	8	—	—	25	30	37
Haryana	5	22	24	20	29	—
Uttar Pradesh (East)	32	—	—	28	39	1

Sources: COAI; ABTO.

Hutch India began offering mobile telecommunications services in the Punjab service area in July 2004 and plans to offer mobile telecommunications services in the Uttar Pradesh (West) and West Bengal service areas by the end of 2004. The following table details the market share of other mobile telecommunications operators in these service areas as of December 31, 2003:

Market Share (in percentages)

Service area	Bharti	Idea	Reliance	BSNL/MTNL	Other
Punjab	34	—	14	13	39
Uttar Pradesh (West)	16	36	15	33	—
West Bengal	—	—	45	55	—

Sources: COAI; ABTO.

In India, commencing in the second quarter of 2003, only the party originating a telephone call pays for the airtime (except for toll-free numbers). Mobile telecommunications operators do not charge subscribers for incoming calls, except while roaming. This encourages higher rates of mobile telephone usage.

Proposed Acquisition

Aircel Digilink India Limited (part of Hutch India) entered into a preliminary agreement on June 19, 2004 to acquire from Aircel Tele Ventures Limited 100% of Aircel Limited and Aircel Cellular Limited, which we refer to collectively as Aircel. Completion of the acquisition is subject to various conditions, including obtaining the approval of the Department of Telecommunications and all other necessary government approvals, obtaining all consents necessary to permit the parties to perform their respective obligations in relation to the acquisition (including approval of Aircel’s lenders), conversion of physical share certificates to electronic or dematerialized format, installation of additional agreed network capacity and obtaining a written confirmation from Eriksson AB and/or Ericsson India Pvt. Ltd., which we refer to collectively as Ericsson, as the case may be, confirming (i) the aggregate amount of outstanding balances to be paid by Aircel in relation to all contracts executed between Ericsson and Aircel and (ii) that operations and maintenance services have been paid for through to January 31, 2007. If such conditions are not satisfied or waived by November 1, 2004, either party has the right to terminate the preliminary agreement (unless the parties agree to extend this deadline). Aircel operates GSM 900 mobile telecommunications networks in the city of Chennai and the state of Tamil Nadu. Hutch India already operates a GSM 1800 mobile telecommunications network in the city of Chennai. The acquisition would bring the number of service areas covered by Hutch India to 14. According to its Hong Kong GAAP financial statements, Aircel reported over 1.1 million subscribers as of May 31, 2004 and revenues of INR4,057 million (approximately HK$689.7 million) and an operating profit of INR418.9 million (approximately HK$71.2 million) for the year ended March 31, 2004. Because Hutch India’s strategy of targeting a higher ARPU subscriber in return for offering more services differs from that of Aircel, Hutch India expects that some of Aircel’s current subscribers would not continue as subscribers after Hutch India introduces its own products and services in these regions to replace those formerly offered by Aircel. In addition, Hutch India expects that some of Aircel’s subscribers would no longer be counted as subscribers when Hutch India reports subscriber numbers for Aircel, assuming and upon completion of the acquisition, because of Hutch India’s different definition of who qualifies as a “subscriber.”

The total consideration that would be payable in connection with the Aircel acquisition is INR12 billion (approximately HK$2 billion). In addition, Aircel will retain its existing debt up to a maximum of INR4.3 billion (approximately HK$0.7 billion). The consideration is expected to be financed by debt at the Indian operating company level. Currently, 51% of the shares of each of the Aircel entities that would be acquired by Hutch India are pledged to various financial institutions in order to secure a loan facility currently extended to Aircel, which we would expect to be assumed by Hutch India in the transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.”

Separate applications by Aircel Cellular Limited and Aircel Limited for approval of the acquisition of their respective shares were made to the Department of Telecommunications on June 28, 2004. The applications are considered by the relevant sections of the Department of Telecommunications, which may request further information in support of the application. The vendor and the purchaser have been requested, on two separate occasions, to provide further information in respect of the shareholding of themselves and their associates, the last such request being complied with on August 19, 2004.

The applications are still under consideration by the Department of Telecommunications and there are no guidelines or timetable prescribed pursuant to which the Department of Telecommunications has to give its approval. While the purchaser has no reason to believe the applications for approval will be unsuccessful, we can give no assurances that the applications will be approved. We also can give no assurance that the approval will be received, if at all, prior to the November 1, 2004 right-to-terminate date set forth in the preliminary agreement. If Aircel Digilink India Limited’s proposed acquisition of Aircel is not successful, we may have to consider alternative ways to expand our mobile telecommunications business in Chennai and to enter the Tamil Nadu market. See “Risk Factors—Risks Relating to Markets Where We Operate—If our proposed acquisition of Aircel is not successful, we may have to consider alternative ways to expand our mobile telecommunications business in Chennai and to enter the Tamil Nadu market.”

Competition

There is substantial competition in the Indian mobile telecommunications industry based principally on the price and range of value-added services, depth of sales and distribution network, brand awareness, network coverage and service quality. Hutch India competes with other GSM and CDMA operators in each of its 13 service areas. Although Hutch India’s subscriber numbers have increased from one million at the end of 2001 to over four million at the end of 2003 and 5.8 million at the end of June 2004, its relative market share has decreased from 48% at the end of 2001 to 23% at the end of 2003 due to new market entrants. As a result of low subscriber acquisition costs and lack of handset subsidies, India also has a higher churn rate than other mobile telecommunications services markets. Hutch India’s ability to compete successfully going forward depends on, among other things, its ability to anticipate and respond to competitive factors affecting the Indian mobile telecommunications industry. Hutch India has withstood repeated price drops in the last three years, which came about due to changing regulatory dynamics and the launch of new services by competitors such as Reliance Infocomm, BSNL, Tata Teleservices and Bharti Televentures. It is expected that tariffs in India will continue to decline and customers will have a greater choice of mobile telecommunications operators throughout India.

We believe that the following competitive strengths differentiate Hutch India from its competitors in India and will help Hutch India provide mobile telecommunications services that give its subscribers superior voice, data and multimedia services:

•	Strong brand identity. Hutch India’s broad-based marketing campaigns have resulted in wide-scale recognition of its brands nationwide. In particular, we believe Hutch India’s brands are associated with innovative value-added services and quality customer service. Furthermore, since 1999, Hutch India has made substantial investments in promoting the Hutch and Orange brands in the service areas where they are used to represent superior roaming services, innovative value-added services and quality customer service in its service areas.

•	Focus on the premium end of the mass market. Hutch India focuses on the premium end of India’s mass market. This is demonstrated by Hutch India’s higher ARPUs as compared to its competitors. According to data from COAI, an industry group composed of major mobile telecommunications operators in India, ARPUs in eight of Hutch India’s current Indian service areas were higher than the industry average as of December 31, 2003. Hutch India’s two other current operations were only acquired in August 2003. Hutch India’s ARPUs in service areas where it was the fourth licensee are higher than some of the incumbent telecommunications operators in those territories, in direct contrast to the ARPUs of other fourth licensees in other parts of the country.

•	Low subscriber acquisition cost. Hutch India has a low subscriber acquisition cost with a typical subscriber payback period of less than one month for prepaid services and less than two months for postpaid services. Hutch India does not subsidize handsets for its subscribers, whereas most of its recent CDMA competitors have provided handsets to subscribers on a deferred sale basis.

•	Effective back office systems and collections. Hutch India has made significant investments in back office systems and call centers to provide a strong customer support platform. This investment also enables Hutch India to collect its receivables in an efficient manner.

Strategy, marketing and brand

Hutch India’s strategy seeks to capitalize on the potential for growth of the mobile telecommunications industry in India to significantly increase its subscriber base and market share by targeting the premium end of the mass market in each service area where it operates. In line with this strategy, Hutch India has been selective in its service areas, focusing on those populated by subscribers with relatively higher purchasing power. Hutch India intends to offer superior network capabilities, customer service and value-added services to grow its subscriber base in such regions. Hutch India also offers subscribers one of the widest roaming areas within India and internationally.

We may pursue selective acquisitions in service areas where we do not yet operate and also in service areas where we currently operate. We monitor the market for, and are periodically presented with, acquisition opportunities of various sizes. A key consideration when evaluating a potential acquisition opportunity is the benefits the acquisition would bring to our existing businesses, particularly in terms of extended geographical network coverage or improved quality of network coverage in service areas where we operate. Depending on the competitive state of the market in the relevant service area(s), acquisition opportunities we will consider include opportunities in relation to mobile telecommunications operators with established market shares. We are currently investigating a number of potential acquisition opportunities of various sizes and, if our investigations show that such opportunities would bring benefits to our existing businesses or expand Hutch India’s license coverage of India, and if commercially advantageous terms can be agreed, we would intend to proceed to make the relevant acquisition(s).

Hutch India’s marketing approach focuses on promoting the benefits of its services in simple and easy to understand terms rather than referring to tariffs and technology. This has helped Hutch India to create a differentiated brand in a highly competitive market. Hutch India uses a mix of television, radio, press, outdoor and direct marketing to promote its mobile telecommunications services and value-added products.

All of Hutch India’s operations are marketed under the brand name Hutch, which is licensed from Hutchison 3G Enterprises S.à r.l., except in Mumbai where Hutch India operates under the Orange brand, which is licensed from Orange Personal Communications on December 20, 1999 through Hutchison Whampoa Enterprises Limited, or Hutchison Whampoa Enterprises, a wholly-owned subsidiary of Hutchison Whampoa. Under the license, Hutchison Whampoa Enterprises was granted the exclusive right to use the Orange brand in connection with telecommunications services and ancillary goods and services, as well as the non-exclusive right to use the Orange brand on promotional merchandise and the trade marks dual band and wirefree in Mumbai, India. Hutchison Whampoa Enterprises has the right to grant sub-licenses in certain circumstances. The license is free of royalty until Hutchison Whampoa no longer holds directly or indirectly at least 33 1/3% of the issued voting capital of either Hutchison Max Telecom Private Limited or Hutchison Whampoa Enterprises. If Hutchison Whampoa’s holdings fall below 33 1/3%, then the agreement permits the parties to require a renegotiation of the commercial terms of the agreement. The license will automatically terminate if none of Hutchison Whampoa Enterprises and its sub-licensees are able to supply telecommunications services in Mumbai, India.

Services and products

As of June 2004, Hutch India offered GSM voice and data services in all of its service areas in India, except Uttar Pradesh (West) and West Bengal, and plans to provide mobile services in those two additional service areas by the end of 2004.

Voice and data services

In addition to basic mobile telecommunications services, Hutch India offers its subscribers a wide range of value-added voice and data services, including voice mail, dual SIM card capabilities, missed call alerts, SMS, GPRS services and email services.

Interconnection

In accordance with Hutch India’s licenses, Hutch India must interconnect with all other telecommunications operators, including other GSM and CDMA mobile telecommunications operators, fixed-line telecommunications operators, unified access telecommunications operators, long distance telecommunications operators and international long distance telecommunications operators. For a more detailed description of interconnection requirements in India, see “Regulation—India.”

Roaming

Hutch India offers roaming services to both postpaid and prepaid subscribers, which enable them to make and receive calls when they are not within their service areas. Similarly, Hutch India provides roaming services to subscribers from other service areas when they visit Hutch India’s service areas. Hutch India has entered into roaming agreements with other mobile telecommunications operators and provides its subscribers with domestic and international roaming capabilities. Hutch India’s subscribers can roam on most Indian mobile telecommunications networks and most international GSM mobile telecommunications networks. Hutch India has roaming arrangements with approximately 250 international operators and 46 domestic networks. These arrangements enable Hutch India’s subscribers to roam in 130 countries.

As of June 30, 2004, approximately 19% of Hutch India’s total subscribers opted for roaming services. In 2003, Hutch India’s net revenues from roaming services (which are its revenues as reduced by the payments made to other mobile telecommunications operators pursuant to roaming agreements) consisted mainly of revenues from roaming services to subscribers from other service areas when they visit Hutch India’s service areas.

Tariff plans

Although Hutch India operates in a highly competitive market, Hutch India has resisted initiating tariff reductions. Instead Hutch India competes by bundling more or providing higher quality services and products than its competitors for the subscription fees that it charges.

Sales and distribution

Hutch India uses sales and distribution channels to deliver its services. Hutch India has dedicated Hutch shops (Orange shops in Mumbai) which provide it with an opportunity to have face-to-face interaction with its subscribers and to address their queries and complaints. In addition to subscribing to Hutch India’s services at these shops, subscribers can buy products such as handsets and accessories. Hutch India’s high rate of subscriber growth and use of well-known handset brands provide its distribution partners with the ability to carry out large-scale operations.

Customer service

Hutch India places a high emphasis on the customer relations skills of its employees. Toward this end, each of its customer service agents undergoes a common and comprehensive training. Hutch India regularly audits the performance and quality of its customer service agents in all of its service areas. Hutch India trains its employees to handle customers’ inquiries promptly, to respond with sensitivity and to resolve requests to the customer’s satisfaction. In addition to fully equipped customer call centers, Hutch India’s Hutch and Orange shops also serve as customer service centers.

Churn

Low subscriber acquisition costs and lack of handset subsidies led to a higher churn rate in India as compared to other mobile telecommunications services markets. Hutch India’s average churn rate for a period is calculated by dividing the total number of subscriber disconnections (net of reconnections) by the average number of subscribers during that period. The average number of subscribers for a period is the weighted average of the number of subscribers on the first and last days of the relevant period. Hutch India’s average monthly churn rate for combined prepaid and postpaid subscribers was approximately 7% for the six months ended June 30, 2004, approximately 6% in 2003 and approximately 5% in 2002.

Management and employees

As of June 30, 2004, Hutch India’s operations employed 3,904 people. Hutch India is led by a single team of senior Indian managers. Although this team reports to the board of directors for each operating company that comprises Hutch India, the team is responsible for strategy and overall operations in India.

Hutch India’s compensation and benefit packages are developed for nationwide use. However, Hutch India takes into consideration local economic factors when implementing its policies. Hutch India abides by provisions of the statutory and labor laws including provident fund and superannuation. The compensation philosophy for management personnel is linked to performance, with a significant share of rewards through various incentives.

Spectrum and mobile telecommunications networks

All of Hutch India’s mobile telecommunications networks operate in either the 900 or 1800 MHz spectrum band using GSM technology. Hutch India operates seven GSM 900 networks and four GSM 1800 networks. Hutch India has been allocated between 6.2 MHz to 10 MHz of spectrum depending on the number of subscribers in the relevant service area. Hutch India is entitled to have as much as 15 MHz per service area, which we believe is adequate to meet Hutch India’s capacity requirements for the next few years.

Hutch India builds its own fiber/microwave synchronous digital hierarchy network where commercially viable. In most other areas Hutch India has either leased or purchased capacity from telecommunications infrastructure providers. In order to reduce capital and network operating costs, approximately 27% of Hutch India’s total cell sites are shared with competitors.

Ownership

Current shareholding arrangements

Our interests in telecommunication companies in India are held through direct and indirect equity interests in six mobile telecommunications operators. Our interests are described below.

Hutchison Max Telecom Private Limited, or Hutchison Max, is a mobile telecommunications operator in Mumbai. We directly own 29.4% of the equity interest of Hutchison Max, while the Max group owns 10% and the Essar group owns 19.6% of the equity interest of Hutchison Max. The remaining 41% of the equity interest of Hutchison Max is owned by an Indian holding company in which the Kotak Mahindra group, a leading Indian financial services group, holds the majority equity interest and we hold a minority interest.

Hutchison Telecom East Limited, or Hutchison Telecom East, is a mobile telecommunications operator in Kolkata. We directly own 32.58% of the equity interest of Hutchison Telecom East, while the Essar group owns 33.52% of the equity interest of Hutchison Telecom East. The remaining 33.9% of the equity interest of Hutchison Telecom East is owned by an Indian holding company in which the Kotak Mahindra group holds the majority equity interest and we hold a minority interest.

Aircel Digilink India Limited, or Aircel Digilink India, is a mobile telecommunications operator in Rajasthan, Haryana and Uttar Pradesh East. Hutchison Telecom East owns 99.99% of the equity interest of Aircel Digilink India.

Hutchison Essar Telecom Limited, or Hutchison Essar Telecom, is a mobile telecommunications operator in Delhi. We directly own 48.96% of the equity interest of Hutchison Essar Telecom. The

Essar group owns 49.03% of the equity interest of Hutchison Essar Telecom. The remaining 2.01% of Hutchison Essar Telecom’s equity interest is owned by an Indian holding company in which the Kotak Mahindra group holds the majority equity interest and we hold a minority interest.

Hutchison Essar South Limited, or Hutchison Essar South, is a mobile telecommunications operator in Chennai, Andhra Pradesh, Punjab, Karnataka, West Bengal and Uttar Pradesh West. Hutchison Essar owns 50.815% of the equity interest of Hutchison Essar South. We directly own 49% of the equity interest of Hutchison Essar South, and the remaining 0.185% of the equity interest of Hutchison Essar South is owned by the Essar group.

Fascel Limited, or Fascel, is a mobile telecommunications operator in Gujarat. We directly own 49% of the equity interest of Fascel, while the Hinduja group owns 30% of the equity interest of Fascel. The remaining 21% of the equity interest of Fascel is owned by an Indian holding company in which the Kotak Mahindra group holds the majority equity interest and we hold a minority interest.

The following summary organizational chart shows the major shareholders in these mobile telecommunications operators:

The following table summarizes our interests in the six Indian mobile telecommunications operators:

Mobile telecommunications operator	Wholly-owned or controlled equity interest(1)	Proportion of additional economic interest in common stock through minority- owned stakes(2)
Hutchison Max	29.40%	20.09%
Hutchison Essar Telecom	48.96%	0.35%
Hutchison Telecom East	32.58%	26.65%
Fascel	49.00%	16.50%
Hutchison Essar South	49.00%	25.12%
Aircel Digilink India Limited	—	59.22%

(1)	Percentage of equity ownership we own through wholly-owned subsidiaries.
(2)	Reflects in each case our effective economic interest in the mobile telecommunications operator based on our minority equity interests in the joint venture entities between the Kotak Mahindra group and our group that, directly or indirectly, hold equity interests in the relevant operator. The additional economic interests are calculated by multiplying the percentage of our interest in each of the joint venture entities between the Kotak Mahindra group and our group by the direct or indirect percentage interest of each such entity in the relevant operator. We cannot independently vote these additional equity interests given the indirect and minority nature of the holdings.

Foreign ownership restrictions in the Indian telecommunications industry set forth in the Indian government’s Industrial Policy and in the telecommunications licenses held by these mobile telecommunications operators, as discussed in further detail in “Regulation—India,” prohibit us from holding more than 49% of the direct voting equity interests in the operators. Indian shareholders must hold at least 51% of the voting equity interests in these operators. Our investments in India therefore have taken the form of direct minority holdings through our wholly-owned subsidiaries. In addition, we also hold direct and indirect minority interests in Indian companies through which we and the Kotak Mahindra group jointly invest in the operators. The Kotak Mahindra group owns the majority of the equity interests in these Indian companies. The proportion of additional common stock in the mobile telecommunications operators in which we have an economic interest through these minority stakes is presented in the above table in the right-hand column. We cannot independently vote these additional equity interests given the indirect and minority nature of the holdings.

The Kotak Mahindra group has in the past provided investment banking and advisory services in respect of the Hutchison Whampoa group’s investments in India, and has received customary fees and commissions negotiated on an arm’s length basis and on normal commercial terms for these services. Some of these arrangements are ongoing and have been assumed by our company. The Kotak Mahindra group may provide similar types of services in the future to our company and to the Hutchison Whampoa group. In addition, Kotak Mahindra (International) Limited, a member of the Kotak Mahindra group, is one of the underwriters in this offering. See “Underwriting.”

The directors of each of the Hutch India mobile telecommunications operators are appointed by the shareholders of the relevant operator in accordance with the relevant shareholders’ agreement. No single shareholder has a right to appoint a majority of the directors for any particular operator. The shareholders of these operators are identified in the chart within this sub-section. While the other shareholders in each operator could, by acting together, appoint and remove the majority of the board of that company, we have the ability to exercise strategic influence over the businesses of these operators in a number of ways. Our vast experience in the telecommunications industry makes us well-suited to provide guidance to these operators. Under our shareholder arrangements, we may appoint a number of directors of these operators proportionate to our wholly-owned equity interests in these operators. Specifically, we are entitled to appoint three of the seven directors of Hutchison Max, Hutchison Essar Telecom, Hutchison Telecom East, Hutchison Essar South and Aircel Digilink India Limited, and four of the nine directors of Fascel.

In addition, we and the Indian shareholders each have veto rights over certain material matters relating to the business operations in each of the Indian operating companies. These material matters include approval of the business plan and budget, the decision to consolidate or merge the relevant Hutch India mobile telecommunications operator into another company, the entry into contracts with shareholders or their affiliates, the liquidation of the relevant operator and the entry into contracts by the relevant operator above specific monetary thresholds that are outside the scope of the then-approved business plan. We are also involved with the Indian shareholders in the management of these operators pursuant to these arrangements.

The shareholder arrangements contain some restrictions on share transfers. For example, in most cases, we have a right of first refusal in the event the Indian shareholders wish to transfer their shares in a Hutch India mobile telecommunications operator to a third party. Another example is that the Indian shareholders have a similar right of first refusal in the event we wish to transfer our shares. Our rights to acquire additional shares from the Indian shareholders are subject in each case to the foreign ownership restrictions described in “Regulation—India.” Furthermore, in the event we sell our shares in an operator to a third party, the Indian shareholders may require us to procure the purchase of their shares by such third party on the same terms.

The shareholders’ arrangements pertaining to the Indian entities through which we hold indirect and minority interests in each of the Hutch India mobile telecommunications operators also give us director appointment, veto and other rights proportionate to our interest in such entities.

We also hold call options, both directly and indirectly, which, if exercised, would entitle us or a third-party nominee to additional equity interests in the Indian entities through which we hold indirect interests in the Hutch India mobile telecommunications operators, in each case subject to the foreign ownership restrictions described in “Regulation—India.” Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require us or a third-party nominee to purchase additional equity interests in the Indian entities through which we hold indirect interests in these operators. Where our group already owns a direct 49% equity interest in these entities and the restrictions on foreign ownership apply, an exercise by us of the call options and an exercise by the Indian shareholders of the put options would need to be effected by a third-party nominee that is Indian acquiring the interests that are subject to the options. The call and put options may be exercised at any time. The purchase price is fair market value at the time of exercise of the option, as determined by agreement of the parties or, failing such agreement, by an affiliate of the global coordinator and sole bookrunner of the global offering. For more information on the various call and put options related to the Indian entities, see “Certain Relationships and Related Party Transactions—Option arrangements—Options exercisable at the discretion of our group.”

We also hold almost 100% of the non-convertible preference shares issued by one of the Indian entities through which we hold all or a portion of our indirect equity interest in each of the Hutch India mobile telecommunications operators. The preference shares entitle us to receive nominal dividend payments and a redemption premium. While dividends are paid, the preference shares do not have any voting rights. However, the preference shares give us an additional economic interest in these operators. As of April 23, 2004, the last premium accrual date, the aggregate redemption value of the preference shares was approximately INR11,715 million (HK$1,987 million).

In connection with its initial investment in one of the Hutch India mobile telecommunications operators, Hutchison Whampoa agreed to provide support for a third-party loan to Essar Teleholdings Limited, or Essar, an Indian shareholder in that operator. This loan and a subsequent loan in the aggregate principal amount of approximately INR10,540 million are secured by stand-by letters of credit from a third party and Essar’s equity interests in one of the operators. The stand-by letters of credits are guaranteed by Hutchison Whampoa in the aggregate amount of approximately US$253 million. These loans are to be repaid in December 2004. The terms of the guarantees are discussed in further detail in “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in India.”

If an initial public offering of the Indian holding company referred to in “—Planned consolidation and initial public offerings of Indian operators” below has not occurred by October 30, 2004, and if the loans to Essar have not been repaid by that date, we have the right to acquire from Essar, in exchange for repayment by us of the amount of the loans, a number of shares of the Indian holding company equal in value to the outstanding amount of the loans. Conversely, Essar has the right to sell to us, in exchange for repayment by us of the loans to Essar, a number of shares of the Indian holding company equal in value to the outstanding amount of the loans. The date referred to above may be extended if the initial public offering of the Indian holding company has not taken place by December 31, 2004 but is likely to take place before June 30, 2005.

Funding for the Hutch India mobile telecommunications operators has primarily been provided by third-party loans that are guaranteed by Hutchison Whampoa. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Certain Relationships and Related Party Transactions” for further discussions of these guarantees.

The Hutch India mobile telecommunications operators are consolidated into our combined financial statements included in this prospectus, notwithstanding the fact that we do not own a majority of the voting equity interests in these operators. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our combined financial statements are prepared, in accordance with the Statement of Standard Accounting Practice 32, “Consolidated Financial Statements And Accounting For Investments In Subsidiaries.” We take the majority of the economic risks and are entitled to the majority of the rewards from these subsidiaries, on a long-term basis, after taking into consideration the following factors:

•	our direct and indirect economic shareholdings result in our group holding, in some cases, more than 50% of the economic interest in the Indian operations;

•	non-voting preference shares with redemption premium features provide us with additional economic rewards;

•	our sole counter-indemnity to the Hutchison Whampoa group for the guarantees it has solely provided to our non-wholly owned Indian operating businesses, with the guarantees being disproportionate to our economic interest in these businesses;

•	our commitments to provide financial support for third-party loans to one of the shareholders of several of the operating companies; and

•	our rights under the shareholders’ arrangements described above, including our rights with respect to director appointments, veto and other rights over the approval of business plans and budgets and other material matters relating to the business operations in each of the Indian operating companies and the call and put options, both direct and indirect, which if exercised, would entitle us or a third-party nominee, in each case subject to foreign ownership restrictions, to additional equity interests in the Indian entities through which we hold indirect interests in the Indian operators.

The Hutch India mobile telecommunications operators are consolidated and treated as subsidiaries under US GAAP on the basis of our determination under applicable accounting guidelines that we have been the primary beneficiary of these operators from the date of their acquisition or incorporation. For further information, see note 34 to our combined financial statements.

Planned consolidation and initial public offering of Indian operators

Pursuant to a consolidation agreement dated July 5, 2003 among HTI (1993) Holdings Limited, a company incorporated in the British Virgin Islands, Usha Martin Telematics Limited, or Usha Martin Telematics, and Essar, the parties agreed, subject to regulatory approval, to transfer their shares in all six Hutch India mobile telecommunications operators to an Indian holding company in return for shares in the Indian holding company. The parties also agreed on their intention to effect an initial public offering of shares in the Indian holding company, subject to commercial factors and prevailing market conditions, on or before December 31, 2004. Such initial public offering contemplates a listing of the Indian holding company on one or more stock exchanges in India and/or overseas. The initial public offering of the Indian holding company is not conditional on the completion of the global offering or our listing on the Hong Kong Stock Exchange. The parties’ intention is to pursue an initial public offering of the Indian holding company whether or not the global offering or the listing on the Hong Kong Stock Exchange proceeds. In order to effect the consolidation pursuant to the Indian consolidation agreement, the parties to such agreement filed a submission with the Foreign Investment Promotion Board on June 10, 2004 seeking its approval for the Indian holding company to issue shares to the non-Indian shareholders of the other Hutch India mobile telecommunications operators in consideration of those shareholders transferring all the shares they hold in the other Hutch India mobile telecommunications operators to the Indian holding company, and they are currently waiting to hear from the Foreign Investment Promotion Board. Following receipt of the approval by the Foreign Investment Promotion Board, the Indian holding company will need to obtain a further approval from the Reserve Bank of India before the consolidation pursuant to the Indian consolidation agreement can be completed.

Under the consolidation agreement, HTI (1993) Holdings Limited also agreed that, if the initial public offering of shares in the Indian holding company does not take place by December 31, 2004, it would provide all reasonable assistance to Essar to enable Essar to sell, by initial public offering or in some other way, its own interest in the Indian holding company. The trigger date for this obligation will be extended by six months if the initial public offering of the Indian holding company does not take place by December 31, 2004 but is likely to take place before June 30, 2005.

HTI (1993) Holdings Limited, Hutchison Telecom (BVI) Limited, one of our wholly-owned subsidiaries and incorporated in the British Virgin Islands, and Hutchison Whampoa entered into a pass through agreement dated September 24, 2004, under which Hutchison Telecom (BVI) Limited agreed with effect from the listing date to perform all of HTI (1993) Holdings Limited’s outstanding obligations under the consolidation agreement in consideration for HTI (1993) Holdings Limited agreeing to pass through to Hutchison Telecom (BVI) Limited the benefit of all of HTI (1993) Holdings Limited’s rights under such agreement. Pursuant to the pass through agreement, Hutchison Telecom (BVI) Limited has agreed to indemnify Hutchison Whampoa for any loss it may incur as a result of being obliged to make payment under guarantees given by Hutchison Whampoa in respect of certain financings for Hutch India. See “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in India.”

Pursuant to the consolidation agreement, Essar has an option to acquire from Usha Martin Telematics an additional percentage of the equity of the Indian holding company equal to 30% of the valuation of Hutchison Telecom East Limited divided by the valuation of the holding company. Usha Martin Telematics has a similar option to purchase from Essar an additional percentage of the equity of the Indian holding company equal to 30% of the valuation of Aircel Digilink India Limited divided by the valuation of the holding company. These options are exercisable on or before the initial public offering of the Indian holding company or June 30, 2005, whichever is the earlier.

HTI (1993) Holdings Limited has also entered into a definitive agreement with the Hinduja group and an agreement in principle with the Max group with respect to their participation in the consolidation and proposed initial public offering on substantially the same terms as the other shareholders. Pursuant to a pass through agreement entered into with HTI (1993) Holdings Limited, Hutchison Telecom (BVI) Limited has agreed that with effect from the listing date on the Hong Kong Stock Exchange the rights and obligations of HTI (1993) Holdings Limited contained in the agreement with Hinduja will be passed through to it. We expect to proceed with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company and have filed an application with respect to such consolidation with the Foreign Investment Promotion Board of India. If such consolidation and initial public offering are consummated, our equity interest in the Hutch India mobile telecommunications operators will be diluted by the public shareholding.

If consolidation is effected based on relative valuations of the six Hutch India mobile telecommunications operators similar to the valuations used for the consolidation agreement and otherwise agreed in principle, our ultimate wholly-owned equity interest in the Indian holding company would be in the order of 42%, and we would have an additional economic interest in common stock of the Indian holding company in the order of 14%. These percentages will vary if the consolidation is in part or with respect only to certain of the six Hutch India mobile telecommunications operators. Similarly, before we have concluded consolidation of the six Hutch India mobile telecommunications operators, we may have expanded the operations in India through further acquisitions. Such further acquisitions might alter our percentage interests in the Indian holding company. The foreign ownership restrictions discussed above would apply to our interests in the Indian holding company.

Assuming such consolidation occurs, we intend to proceed with an initial public offering and listing of the Indian holding company, with the business of that holding company being delineated from our other businesses. The basis of this delineation will be the subject of discussion at the appropriate time between us, the other Indian shareholders and the relevant listing authorities. This proposed initial public offering will constitute a spin-off for us under the listing rules of the Hong Kong Stock Exchange and will therefore be subject to compliance by us with all requirements under the listing rules of the Hong Kong Stock Exchange that may be applicable at the relevant time, unless otherwise agreed or waived by the Hong Kong Stock Exchange.

The listing rules of the Hong Kong Stock Exchange currently contain a principle to the effect that the Hong Kong Stock Exchange would not normally consider a spin-off application within three years of the date of the listing of the parent in recognition of the fact that the listing of the parent will have been approved on the basis of the parent’s portfolio of businesses at the time of listing and that the expectation of investors at that time would have been that the parent would continue to develop these businesses. The Hong Kong Stock Exchange has granted us a waiver from the strict compliance with this three-year principle on condition that:

(1)	we disclose in the prospectus for the Hong Kong public offering:

(a)	information regarding the proposed initial public offering of the Indian holding company (including the proposed timing); and

(b)	our combined balance sheet as at December 31, 2003 on a pro forma basis accounting for our current interests in the Indian operations on an unconsolidated basis (accounted for under the equity method);

(2)	we include, in a circular to our shareholders, in connection with effecting an initial public offering of the Indian holding company and in our first published annual accounts following such an initial public offering, supplemental consolidated financial information prepared on a basis as if our interests in the Indian operations were consolidated even though, for whatever reason, our interests in the Indian operations are not consolidated in our audited financial statements;

(3)	we voluntarily submit to a vote of our shareholders with respect to the proposed initial public offering of the Indian holding company, whether or not it happens to be of a sufficient size otherwise to require shareholders’ approval under the listing rules of the Hong Kong Stock Exchange;

(4)	we continue to retain sufficient influence over the Indian operations to ensure those businesses continue to develop in the manner set out in the prospectus for the Hong Kong public offering;

(5)	the listing of the Indian operations is effected by June 30, 2005 and, in the event that listing of the Indian operations is not effected by June 30, 2005, we will make an appropriate announcement; and

(6)	following such listing, if we do have to account for our Indian operations on an unconsolidated basis (accounted for under the equity method), we will report the Indian operations as a separate segment in the segmental information note in our accounts and include a note on associated companies in our accounts with additional information regarding the Indian holding company’s income, profits or losses, current assets, long-term assets, current liabilities, long-term liabilities and contingent liabilities.

The Hong Kong Stock Exchange has accepted that sufficient influence over the Indian operations following an initial public offering of the Indian holding company would be retained by us if (1) we are the single largest shareholder of the Indian holding company, (2) we are the Indian holding company’s “controlling shareholder” (as defined in the listing rules of the Hong Kong Stock Exchange) which means a person who is or a group of persons who are together entitled to exercise or control the exercise of 30% (or any other amount that may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Indian holding company or who is or are in a position to control the composition of a majority of the board of directors of the Indian holding company) and (3) we account for the results of the Indian operations in our financial accounts either by way of consolidation or by the equity accounting method.

Notwithstanding the waiver, the listing rules of the Hong Kong Stock Exchange require us to obtain the approval of the Hong Kong Stock Exchange for any spin-off application and such application will be considered by reference to the facts prevailing at that time. In this connection, we have committed to the Hong Kong Stock Exchange that we will seek our shareholders’ approval for the initial public offering and listing of the Indian holding company after the spin-off application has been submitted, whether or not the initial public offering happens to be of a sufficient size to otherwise require shareholders’ approval.

If any of the conditions to the waiver described above as imposed by the Hong Kong Stock Exchange are not satisfied and we wish to proceed thereafter with an initial public offering and listing of the Indian holding company or of our interests in the Indian operations within a three-year period of our own listing on the Hong Kong Stock Exchange, for so long as the current restrictions under the listing rules of the Hong Kong Stock Exchange continue to apply, we will be required to obtain a further waiver from the Hong Kong Stock Exchange from strict compliance with the current three-year principle.

The listing rules of the Hong Kong Stock Exchange do not contain an absolute prohibition on spin-offs within three years of the date of our listing on the Hong Kong Stock Exchange. In the event that the initial public offering and listing of the Indian holding company is not completed by June 30, 2005, the Hong Kong Stock Exchange has indicated that it would be willing to consider an application for a further waiver on its merits and on the basis of the information then available.

Our current plan for effecting the initial public offering and listing of the Indian holding company, is set out below.

We expect the listing of the Indian operations through a holding company to be initially on one or more of the stock exchanges in India. Listing on an international stock exchange might be considered, although we currently do not expect that to be on the Hong Kong Stock Exchange.

The minimum public float required by the Securities and Exchange Board of India is 10%, and therefore this represents the minimum size of any initial public offering of the Indian holding company. Although the actual size of such initial public offering will depend, among other considerations, upon market conditions, the prevailing foreign ownership restrictions in India, the agreement of the other shareholders in the Indian holding company and the needs of our business in India, the public float of the Indian holding company can be expected to be between 10% and 25% immediately following the initial public offering. Moreover, we expect any dilution of our shareholding to be pro rata to our shareholding immediately prior to the initial public offering and in any event no more than pro rata. Accordingly, immediately following the initial public offering, we expect to remain the single largest shareholder (on the basis of direct and indirect equity interests) and to continue to have a right of board representation that is not exceeded by the rights of any other individual shareholder in the Indian holding company. The initial public offering should therefore not result in any significant diminution in our influence over Hutch India.

As referred to above, the parties to the consolidation agreement agreed on their intention to effect an initial public offering of shares in the Indian holding company subject to commercial factors and prevailing market conditions, by December 31, 2004, failing which by June 30, 2005. There can be no assurance, however, that an initial public offering will occur by such dates. If the initial public offering and listing of the Indian holding company is not effected by June 30, 2005, we will make an appropriate announcement. The initial public offering and listing of the Indian holding company may not be effected in accordance with our current plan or before June 30, 2005, because any decision to proceed requires the agreement of both us and each of the Indian shareholders. Moreover, the initial public offering of the Indian holding company may not be effected in accordance with our current plan or before June 30, 2005 if market conditions at the time of the proposed initial public offering are such or for any other reasons the relevant parties believe that it is not in their interests to proceed with the plan or within that time frame.

If the consolidation referred to above is in part or with respect only to certain of the six Indian operations, or includes operations not currently within the group that may be acquired at a later date (see “—Strategy, marketing and brand” above), the initial public offering in India may be of a different size than that currently expected. The minimum public float will still be 10%. However, in order to maintain the overall size of the initial public offering currently contemplated (being up to 25% of an Indian holding company with all the Indian operations fully consolidated under such holding company), the offering size may be more than 25% of a reduced-sized Indian holding company in the event of a partial consolidation. Similarly, to accommodate regulatory restrictions and/or restrictions on initial public offerings in India, we may alter the consolidation structure such that we retain a direct shareholding in some or all of the Hutch India mobile telecommunications operators, resulting in such operators not being wholly owned by the Indian holding company.

Following the initial public offering of the Indian holding company, it is possible that Hutch India will cease to be consolidated in our financial statements and will instead be classified as an associated company of our group. If this were the case, the resulting effect upon our net profit (loss) attributable to shareholders should be confined to the dilution resulting from the initial public offering in India. The presentation of our profit and loss amount and balance sheet will, however, be very different if Hutch India ceases to be consolidated and is accounted for under the equity method in our combined financial statements. The principal accounting consequences pursuant to Hong Kong GAAP would be as follows:

•	each of the line items (including turnover and operating profit (loss)) of our consolidated profit and loss accounts would be reduced as a result of the exclusion of Hutch India;

•	there would be a corresponding reduction in the deduction for minority interests representing other shareholders’ interests in Hutch India; and

•	there would be an increase in the share of profits less losses of associated companies and jointly controlled entities, corresponding to our percentage share in Hutch India’s profits (losses).

The impact upon our combined balance sheet pursuant to Hong Kong GAAP would be a reduction in each of the balance sheet line items, offset by an increase in investments in associated companies and jointly controlled entities.

By way of illustration, if the results of Hutch India had not been consolidated in our combined financial statements for 2003, but had instead been accounted for under the equity method, the consequences would have been as discussed below.

Our turnover and operating profit would have been reduced by HK$4,497 million and HK$706 million, respectively, representing all of the turnover and operating profit of Hutch India. The reduction in operating profit would have been offset by an increase in the share of profits less losses of associated companies and jointly controlled entities corresponding to our percentage share of Hutch India’s operating profit and by reductions in interest and other finance costs, in current taxation charge and in minority interests corresponding to other shareholders’ percentage share of Hutch India’s operating profit. Accordingly, our net loss attributable to shareholders would have been unchanged.

Our total assets (excluding associated companies) would have been reduced by HK$11,811 million with a reduction in each of the asset line items. Our total liabilities (excluding minority interests) would have been reduced by HK$6,479 million. The resulting reduction in net liabilities would have been offset by a reduction in minority interests, and an increase in associated companies and jointly controlled entities. The end result would have been no change in shareholders’ deficits. Our balance sheet would, however, have shown reductions in bank loans, other loans and debentures of HK$3,239 million, HK$770 million and HK$204 million, respectively, resulting in a reduction of HK$4,213 million, or 32%, in our total debt excluding net amounts due to related companies.

The effect of the initial public offering of the Indian holding company on our combined financial statements would depend, among other factors, upon our resulting direct and indirect equity interest in the Indian holding company, the future results of the individual Indian operations, the valuation of the Indian holding company and the net proceeds raised.

By way of illustration, Hutch India’s operating profit and its profit attributable to shareholders for 2003 were HK$706 million and HK$50 million, respectively. If the initial public offering had occurred on January 1, 2003 and had caused a 10% dilution in our interest in Hutch India, our profit attributable to shareholders would have been reduced by approximately HK$5 million before any adjustment for the impact of the net proceeds raised by the global offering. The impact on our operating profit would depend upon the method of accounting adopted for Hutch India. If Hutch India remained consolidated in our combined financial statements, operating profit would have remained unchanged but the deduction for minority interests would have increased by approximately HK$5 million to account for the 10% dilution in the profit attributable to shareholders. If, on the other hand, Hutch India had been accounted for under the equity method, then our operating profit would have been reduced by HK$706 million, offset by an increase in the share of profits less losses of associated companies and jointly controlled entities corresponding to our new percentage share of Hutch India’s operating profit, and by reductions in interest and other finance costs, in current taxation charge and in minority interests.

If the initial public offering of the Indian holding company were to result in Hutch India no longer being consolidated in our financial statements, in order to offer full transparency of Hutch India’s financial results, we will include in our first published annual accounts following such an initial public offering, supplemental consolidated financial information prepared on a basis as if our interests in the Indian operations were consolidated even though, for whatever reason, our interests in the Indian operations should not be consolidated in our audited financial statements and we will include in the note on associated companies in our accounts additional information regarding the Indian holding company’s income, profits or losses, current assets, long-term assets, current liabilities, long-term liabilities and contingent liabilities.

There can be no assurance that the proposed consolidation contemplated by the consolidation agreements will occur, or that if it does, our consolidated equity or additional economic interests will be the same as those mentioned above, or that the proposed initial public offering will occur, or that it will occur by the date mentioned above.

Israel

Overview

We conduct our business and operations in Israel through Partner, our associated company. We indirectly hold approximately 43.1% of the issued share capital of Partner through wholly-owned subsidiaries. We are the largest shareholder in Partner. We account for the results of operations of Partner under the equity method of accounting.

Partner was the first GSM mobile telecommunications operator in Israel. It received its mobile telecommunications license in April 1998. The license expires on February 1, 2022 and may be renewed for additional six-year terms. Partner commenced full commercial operations of its digital GSM 900 mobile telecommunications network in January 1999. Partner has expanded rapidly, and as of December 31, 2003, it had approximately 2.1 million subscribers, representing a 31% market share of total Israeli mobile subscribers as estimated by Partner based on figures made publicly available by Pelephone in press conferences or responses to press queries and by Cellcom in financial statements published by its shareholder, Discount Investment Corporation. During 2003, Partner increased its subscriber base by approximately 266,000 subscribers, an increase of approximately 14%. As of December 31, 2003, Partner’s network covered approximately 97% of the Israeli population. As of that date, most of Partner’s subscribers had postpaid tariff plan contracts, approximately 30% of its subscribers were in prepaid subscriber plans, and approximately 16% of its subscribers were business subscribers. As of June 30, 2004, Partner had approximately 2.2 million subscribers.

Partner markets its services by capitalizing on the strong international Orange brand and the experience of its affiliates, primarily Hutchison Whampoa. Market surveys show that Partner has achieved strong brand awareness in Israel.

Partner currently operates in the 900 MHz and the 1800 MHz frequency bands. Its services include standard and enhanced voice services, as well as value-added services and products. Partner also offers subscribers the ability to roam outside Israel. As of December 31, 2003, Partner offered international roaming through 305 mobile telecommunications operators covering 140 destinations.

The following table sets out certain market and operating data for Partner’s 2G services as of the dates or for the periods indicated:

Partner’s 2G services in Israel

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Market penetration (%)(1)	84	95	99	—		—
Market share (%)(1)	27	29	31	—		—
Total subscribers (in millions)(2)	1.46	1.84	2.10	1.95		2.20
Growth in total subscribers (%)	—	26	14	6.0	(3)	4.8	(4)
Profit (loss) attributable to shareholders (in HK$ millions)(5)(6)	(193)	53	854	127		157
ARPU (in HK$)(6)(7)	397	300	296	287		293
MOU (in minutes)(8)	318	280	277	272		281
Churn (%)(9)	0.5	0.6	1.2	1.2		1.1

(1)	Estimated by Partner based on (i) the aggregate of Partner’s own subscriber numbers and Partner’s estimate of the subscriber numbers of Cellcom (as disclosed publicly by its shareholder, Discount Investment Corporation Limited), Pelephone (as reported in Israeli press articles) and MIRS (as publicly disclosed by its shareholder, Ampal-American Israel Corporation), and (ii) population statistics published by the Israeli Central Bureau of Statistics.
(2)	Total subscribers represent postpaid, prepaid and business subscribers at end of reporting period.
(3)	As compared to December 31, 2002.
(4)	As compared to December 31, 2003.
(5)	Represents our share of the results of operations of Partner. Partner is our associated company and is accounted for under the equity method of accounting.
(6)	Partner’s results are presented in New Israeli Shekels, or NIS, in its consolidated financial statements which are prepared under US GAAP. The figures presented here are Hong Kong dollar equivalents calculated using an effective exchange rate of HK$1.7664=NIS1.00 for 2001, HK$1.6464=NIS1.00 for 2002 and HK$1.706=NIS1.00 for 2003.
(7)	The ARPU is calculated by (i) for each month in such period, dividing the network revenue during such month by the average number of postpaid/prepaid subscribers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	The MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of postpaid/prepaid subscribers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(9)	Represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection) for the relevant month by the average of the subscriber numbers at the beginning and end of such month.

Mobile telecommunications industry in Israel

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS. Pelephone is an Israeli corporation owned by Bezeq, a fixed-line telecommunications operator in Israel listed on the Tel Aviv Stock Exchange (50%), and indirectly owned by Shamrock Holdings (50%). In February 2004, Bezeq announced that its board of directors approved the exercise of an option to purchase 50% of the shares of Pelephone owned by Shamrock

Holdings. Pelephone currently operates nationwide mobile telecommunications networks in Israel using a CDMA digital system and recently upgraded its network to CDMA2000 1X. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Limited. Cellcom operates a nationwide mobile telecommunications network based on D-AMPS digital technology, and it began providing GSM services in the DCS 1800 band in the second half of 2002. Cellcom launched services using EDGE technology in the first half of 2004. MIRS provides its mobile services through an enhanced specialized mobile radio, or “trunking” integrated digital enhanced network. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. and Ampal Israel Ltd.

In addition, Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a fixed-line network. Paltel’s GSM network competes with Partner’s network in some border coverage overlap areas.

Market data from the mobile telecommunications operators, their shareholders and Partner’s subscriber data indicate that the total market size for mobile telecommunications services users was approximately 6.7 million subscribers as of December 31, 2003, representing nearly 99% of the Israeli population.

We have set forth in the following table an estimate of each mobile telecommunications operator’s market share in the Israeli mobile telecommunications services market as of December 31, 2003:

Market share (in percentages)(1)
Partner	31
Cellcom	35
Pelephone	30
MIRS	4

(1)	Estimated by Partner based on the aggregate of Partner’s own subscriber numbers and Partner’s estimate of the subscriber numbers of Cellcom (as disclosed publicly by its shareholder, Discount Investment Corporation Limited), Pelephone (as reported in Israeli press articles) and MIRS (as publicly disclosed by its shareholder, Ampal-American Israel Corporation).

In an auction process completed on December 18, 2001, the Israeli Ministry of Communications awarded Partner two bands of spectrum: one band of 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS third-generation spectrum. Cellcom was also awarded a band of GSM 1800 spectrum in the auction and began providing GSM 1800 services in the second half of 2002. Cellcom and Pelephone were also each awarded one band of UMTS third-generation spectrum in the auction.

The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

•	High mobile phone usage. Israeli usage of mobile phones is relatively high compared to Western Europe.

•	Calling party pays. In Israel, only the party originating a telephone call pays for the airtime (except for toll-free numbers). Mobile telecommunications operators do not charge subscribers for incoming calls on their handsets, except while roaming. This encourages higher rates of mobile telecommunications usage.

•	High mobile telephone penetration. The estimated mobile telecommunications penetration rate in Israel as of December 31, 2003 was 99%, representing approximately 6.7 million subscribers. However, this percentage may be overstated to the extent that it includes dormant subscribers and subscribers on multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, tourists and foreign workers.

•	Five different mobile telecommunications technologies. The four mobile telecommunications licensees in Israel have systems based on five technologies. Pelephone uses N-AMPS analog and CDMA and CDMA2000 1X digital systems, and Cellcom uses D-AMPS and GSM systems. MIRS uses an iDEN system. Partner is currently one of two telecommunications operators using a digital GSM system.

•	Favorable geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll-out of a mobile telecommunications network in a cost-effective manner.

•	Strong potential for value-added services. According to publicly available information, the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value-added services as they become available on Partner’s network.

Competition

Israel has an estimated mobile telecommunications penetration rate of nearly 99% as of December 31, 2003, resulting in intense competition for market share among mobile telecommunications operators. The intense competition among these operators in Israel has resulted in the need for Partner to continue to offer innovative new services to its customers, expand and enhance network functionality and roll out a new network utilizing the UMTS technology. There are currently three mobile telecommunications operators in Israel with whom Partner competes. Partner is the second largest mobile telecommunications operator in Israel with a market share at December 31, 2003 of 31%. Cellcom is the largest operator with a market share of approximately 35% and Pelephone is the other main Israel mobile telecommunications operator with a market share of approximately 30%. MIRS is the smallest operator with a market share of approximately 4%. Partner, Cellcom and Pelephone have each been awarded a 3G license, and Cellcom launched services using EDGE technology in the first half of 2004.

We believe that the following competitive strengths differentiate Partner from its competitors in Israel and will assist it in achieving its mission and implementing its strategies:

•	High quality network. We believe that Partner sets high standards for network quality through its sophisticated network planning and optimization tools and techniques.

•	Data services and applications leadership. We believe that Partner is a leader in the development and provision of mobile telecommunications data services in Israel. Partner’s subscribers have access to applications and data services providing information and content through multiple technologically sophisticated interfaces.

•	International roaming. We believe that Partner provides convenient roaming services available to Israelis traveling abroad and to visitors to Israel because of its compatible GSM network.

•	Strong brand identity. We believe that the Orange brand in Israel is widely recognized and represents quality, innovation and customer service.

•	Strong and motivated management team. Partner has been able to attract a number of Israeli senior managers from the telecommunications, high-technology and consumer products industries. We believe that Partner’s performance-based incentive compensation package aligns the interests of senior management with those of Partner’s shareholders.

Strategy, marketing and brand

Partner’s strategic objectives are to maintain its position as a leading provider of quality and innovative mobile telecommunications services in Israel and to promote the Orange brand as a leading consumer brand in Israel. Partner’s strategy includes providing high quality customer services and a high quality network, promoting the Orange brand through broad-based marketing, offering unique tariff structures catered to the needs of target subscribers, and developing extensive and targeted sales and distribution channels. Partner’s strategy also includes the development of a 3G network and offering of 3G services towards the end of 2004.

In order to promote its new services and to increase and strengthen awareness of its brand, Partner is taking a variety of marketing approaches and using a broad range of advertising media. Partner’s marketing also focuses on selectively promoting its services to the various segments of the Israeli population. Partner advertises its services in several languages and also targets advertising campaigns at the large Orthodox Jewish community. In addition to traditional media, Partner also promotes its services by sponsoring cultural and community programs, including the International Film Festival that takes place every year in Jerusalem, which is a major cultural event in Israel that attracts interest both in Israel and abroad. Partner uses the distinctive Orange brand logo in all its promotional and advertising activities, and all mobile phones sold to its subscribers bear the logo.

Partner has a license from Orange International Developments Limited, a subsidiary of Orange SA, to use the Orange brand. Under the brand license agreement, which became effective from July 1, 1998, Partner has the exclusive right to use the Orange brand in connection with personal communications services and promoting its network services in Israel for as long as Partner is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The license is royalty-free until July 1, 2013, and the parties may negotiate the terms and fees for operating the license thereafter.

Services and products

Partner’s principal business in Israel is the provision of mobile telecommunications services. In addition to its standard and enhanced GSM services, including IDD and roaming services, Partner offers its customers value-added services, including voice mail, SMS, intelligent network services, content based on its mobile portal, data and fax transmission and other services. Partner’s use of high speed circuit switched data and GPRS technologies enables high speed data transmission, which will be further enhanced by the deployment of 3G network services towards the end of 2004 (based on current expectations). Partner’s orange obox service enables the downloading of rich applications and content, while Partner’s orange oklik services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to the Internet using the MMS platform. Partner also offers handset repair and replacement services to subscribers who sign up for these services.

Value-added services

In addition to standard GSM value-added services (including voice mail, SMS, voice messaging, fax mail, call waiting, call forwarding, caller identification and conference calling), Partner currently offers and is developing additional value-added services. Value-added network services are important to Partner’s business as they differentiate it from its competitors and increase customer usage and satisfaction. Partner follows all major market developments regarding value-added network services. Partner intends to implement and offer those services that are likely to be popular with subscribers and add value to its business. Non-standard value-added services currently offered by Partner include a technology known as high speed circuit switched data, or HSCSD, voice and text-based information and content services, GPRS, MMS, vehicle fleet management and business text message services and, towards the end of 2004, 3G services.

Handsets

Partner provides handsets to its postpaid subscribers at discounts of up to 100% when they first become subscribers. The price at which the handset is provided depends upon the tariff package and on whether there is a special promotion. When subscribers under Partner’s orange to go and Big Talk plans receive handset subsidies, such subsidies are significantly lower than those received by its subscribers who sign 36-month contracts. Since October 2001, subscribers who return the handset of a competing network are entitled to handset subsidies. The size of such handset subsidies depends on the amounts of their actual monthly bills and the type of handset purchased.

Partner currently offers a range of different handset models, all of which are branded with the Orange logo. The models are supplied by a number of different manufacturers. Partner offers handsets to satisfy its subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz spectrum bands. Partner currently sells some innovative handsets with enhanced applications, including multicolor screens, 16 polyphonic ring tones and MMS capabilities.

Roaming

Israelis travel frequently, and many people visit Israel. Since 900 MHz is the most widely used GSM spectrum band, most GSM handsets in the world are already compatible with Partner’s network. Because that network also operates in the 1800 MHz spectrum band, most GSM subscribers can roam on Partner’s network immediately upon their arrival in Israel. Partner considers international roaming to be a significant source of revenue.

As of June 30, 2004, Partner had open commercial roaming relationships with 305 mobile telecommunications operators in 140 destinations or jurisdictions. Creating roaming relationships with multiple mobile telecommunications operators in each country increases Partner’s potential incoming roaming revenue and gives its subscribers more choices in terms of coverage, services and prices in that country.

Tariff plans

Since the commencement of commercial operations, Partner has introduced innovative tariff plans in the Israeli mobile telecommunications market. These tariff plans provide incentives aimed at particular segments of the market. For example, some plans reward high usage with decreasing marginal airtime charges as more airtime is used, charge for value-added services only on a usage basis, provide discounts for outgoing calls to designated numbers within a subscriber’s calling circles, or adjust rates according to the time of day that a call is placed. In 2000, Partner introduced postpaid tariff plans without a minimum monthly fee, which was branded orange to go. The elements of the orange to go tariff plans are applied, packaged and marketed in various ways to create tariff packages designed to appeal primarily to the retail sector and certain target markets, including families, soldiers, the Orthodox Jewish, Arab and Russian communities, young adults and students.

Partner’s prepaid plan, known as Big Talk, was launched in June 2000. Under the plan, subscribers purchase a handset and a nationally distributed phone charge card, available in fixed denominations. Upon purchase of the phone card or prepayment by credit card, subscribers can use Partner’s network and certain value-added services, without the need to register or enter into any contract. Since December 2002, Partner has offered its prepaid subscribers a limited roaming service, which includes incoming calls and SMS only, provided that the subscribers are registered for this service. Partner’s prepaid plan enables it to compete in the growing prepaid mobile telecommunications services market. Certain prepaid subscribers receive handset subsidies. These subsidies are usually lower than those received by its other subscribers.

In addition, Partner has GPRS, wireless application protocol, or WAP, and orange obox services packages, which include a monthly payment for these services. WAP services provide Internet access and other services on mobile devices.

We believe that the combination of Partner’s tariff plans and its advanced technology and content services provides attractive value in the Israeli mobile telecommunications market, and that Partner’s pricing strategy has facilitated subscriber growth.

Sales and distribution

Partner distributes its services by way of sales through both non-traditional networks of retail chains and stores, which account for a majority of its sales, and traditional networks of Partner-owned specialist dealers.

Partner currently operates six Orange brand stores, which focus on sales to individual customers. They are located in highly visible locations in Tel Aviv, Jerusalem, Haifa and Be’er Shaifa and serve as flagship stores for Partner’s services. In addition, Partner has opened 27 service centers which offer customers various services, including handset maintenance services, and in which Partner’s representatives will, among other things, demonstrate the use of new products and services.

As of June 30, 2004, Partner had a sales force comprised of sales representatives, account managers and area managers targeting business subscribers. As of that date, Partner had agreements with 43 traditional dealers providing 74 points of sale, which have specialists selling a range of Partner products.

Non-traditional dealers consist of general retailers or specialist stores that sell related products. This distribution channel is not common in the Israeli mobile telecommunications services market today, and we believe that it provides Partner with a competitive advantage over, and differentiates it from, its competitors. Partner has a contract with Super-Pharm, the largest drug store chain in Israel, to sell Partner’s network services in their stores. In 2003, approximately 18% of Partner’s new subscribers were recruited through sales by Super-Pharm. Under the agreement with Super-Pharm, in addition to their continuing to sell Partner’s network services in their stores, Partner is cooperating with Super-Pharm in a new chain of stores that they have established called Super-Link, which is dedicated to selling telecommunications services and equipment. Six such stores have been opened to date, and the intention is to open 10 more.

Customer service

Partner’s aim is to provide the best quality customer service in Israel through quick, simple and reliable handling of all customer needs and interactions. Partner invests in both state-of-the-art technology and training of customer service skills to achieve this goal. As of June 30, 2004, approximately 1,514 employees worked in Partner’s customer service division on a full-time equivalent basis. This division consists of both call center services and face-to-face service centers. Call center services are divided into different centers (general, finance, network, international roaming, business, data and prepaid) to provide focused and professional responses to customer inquiries in four languages 24 hours a day, seven days a week. Partner’s face-to-face customer service consists of 34 service points serving the customer as a one-stop-shop for both sales and after-sales services. In addition, Partner provides its subscribers with various self-service channels including web-based services and service via SMS.

Churn

Partner defines “churn rate” as the total number of subscribers who disconnect from a network (net of reconnection), either involuntarily or voluntarily, in a given period, expressed as a percentage of the average of the number of the network’s subscribers at the beginning and end of such period. Partner has developed several retention and churn prevention plans to keep its subscribers. Some of these plans are based on a subscriber’s ranking according to financial and economic parameters. In addition, Partner has developed tools to predict a subscriber’s potential to churn from its network, thus enabling it to proactively approach the subscriber with an attractive offering.

Management and employees

As of June 30, 2004, Partner had 3,084 employees on a full-time or full-time-equivalent basis, compared with 2,769 as of December 31, 2003 and 2,685 as of December 31, 2002.

Partner’s employees are not covered by any company-specific collective bargaining agreement. However, Partner is subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations in Israel. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards, including working hours, minimum wages, vacation and severance pay, various and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Mobile telecommunications network

As of December 31, 2003, Partner had invested NIS2,565 million (US$586 million) in assembling an extensive, resilient and advanced mobile telecommunications network system in Israel, allowing it to offer consistent high quality services with wide coverage. Capital expenditure by Partner on the buildout of its 3G network is expected to be approximately US$250 million (HK$1.95 billion) over three years commencing at the end of 2003.

Infrastructure

As of June 30, 2004, Partner’s GSM network consisted of 1,445 macrobase transceiver stations and 733 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 3,897 transmission links. In addition, Partner’s network is interconnected with the public switch telephone network, or PSTN, which is the public telecommunications network that delivers fixed-line telecommunications services, operated by Bezeq in several locations across Israel. Partner’s network is also directly connected to the mobile telecommunications networks of Pelephone, Cellcom and the three Israeli international telecommunications operators, Bezeq International, Barak and Golden Lines, and indirectly to MIRS and the fixed and mobile telecommunications networks of Paltel.

Partner’s transmission network is made up of leased lines from Bezeq, Cellcom and Pelephone and its own microwave links. Currently, most of Partner’s transmission network consists of leased lines. As its network currently covers more than 98% of the Israeli population, Partner is now selectively expanding the capacity and quality of the network primarily in urban areas by adding infrastructure to improve outdoor and indoor coverage. Growth in the capacity of Partner’s network is expected due to voice and data growth in GPRS services.

As of June 30, 2004, approximately 35% of Partner’s antenna sites were operating without the required local building permits. Partner’s erection of these antenna sites without the required local building permit is a violation of the Israeli Planning and Building Law, and in some cases has resulted in demolition orders being imposed on Partner and the filing of criminal charges and civil proceedings against Partner and its officers and directors. To date, Partner has been largely successful in avoiding or delaying the execution of such demolition orders and has reached settlements with the relevant local building authorities. The settlements reached include no admission of liability by Partner’s directors or officers. Where demolition orders have been imposed, the orders have been stayed to allow Partner time to obtain any required permits or to re-locate the relevant site. As of December 31, 2003, the total amount of fines imposed on Partner was approximately NIS2 million (HK$3.57 million), with NIS300,000 (HK$535,000) of that being paid in 2001, NIS300,000 (HK$535,500) being paid in 2002 and NIS200,000 (HK$357,000) being paid in 2003. Accordingly, the impact on Partner’s business to date has not been material in terms of monetary penalties imposed on Partner, its ability to construct and maintain cell sites or its ability to provide service coverage, and there has been no impact on the personal liability of Partner’s directors or officers.

Spectrum allocation and capacity

Spectrum availability is limited in Israel and is allocated by the Israeli Ministry of Communications through a licensing process. Pursuant to the terms of its license and subsequent allocations, Partner was allocated 2 x 10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz is shared with Paltel in the West Bank and the Gaza Strip. Partner also has an agreement to use an additional 2 x 2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Israeli Ministry of Communications, Partner is permitted to use this additional spectrum in Israel so long as it does not cause interference in areas where Paltel operates.

In an auction process completed on December 18, 2001, the Israeli Ministry of Communications awarded Partner two bands of spectrum: one band comprising 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS third-generation spectrum. Cellcom was also awarded a band of GSM 1800 spectrum in the auction and began providing GSM 1800 services in the second half of 2002. Cellcom and Pelephone were also each awarded one band of UMTS third-generation spectrum in the auction. During 2002, Partner started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of its GSM 900 network, and to further improve the quality of its GSM 900 network. Partner is the sole mobile telecommunications operator in Israel that has one network operating both in the 900 frequency band and in the 1800 frequency band. As a result, Partner’s network capacity is larger than that of other mobile networks in Israel. Partner has experienced in the past, and may experience in the future, interference in the GSM 900 spectrum allocated to it. Partner intends to continually enhance the quality of this band’s coverage and capacity in response to changing consumer demands.

Ownership

We indirectly hold approximately 43.1% of the issued share capital of Partner through wholly-owned subsidiaries. We are the largest shareholder in Partner. The remainder of Partner’s issued share capital is held by minority shareholders, comprising Matav-Cable Systems Media Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., and the public.

Of our shareholding in Partner, 54,733,017 shares, or 71.64%, are subject to share pledges granted in favor of lenders to Partner under the terms of a loan facility provided to Partner pursuant to a facility agreement amended and restated on December 31, 2002.

Partner’s board of directors is composed of 17 directors. Through our subsidiaries, we nominate eight directors. The minority shareholders nominate six directors. There are three independent directors.

Through our subsidiaries, we also nominate three out of the eight members of Partner’s executive committee. Three other members are nominated by the minority shareholders, and there are two independent directors on the executive committee.

Pursuant to the terms of a relationship agreement among our relevant subsidiaries and the minority shareholders dated October 10, 1999, and as amended on April 23, 2002, one of our subsidiaries is entitled to nominate the chairman of Partner’s board of directors and Partner’s chief financial officer for so long as our subsidiary continues to hold at least 25% of Partner’s shares and no other parties to the relationship agreement hold more of Partner’s shares than our subsidiary.

Pursuant to the relationship agreement, if our subsidiaries transfer 4.99% or more of Partner’s shares in one transaction or a series of transactions within any six-month period (other than, in either case, to a company controlled by Hutchison Whampoa), the other parties to the relationship agreement have the right to “tag-along” by requiring that some of their own shares be bought instead of, or in addition to, Partner shares held by our subsidiaries. The number of shares the other parties may sell may not in the aggregate exceed one-half of the number of Partner shares that our subsidiaries propose to transfer. These tag-along rights are expressed to be subject to the exercise of the tag-along rights not constituting a breach of Partner’s license, and that the party exercising the tag-along rights obtains all consents, approvals, waivers or amendments to Partner’s license necessary to effect the tag-along rights. These tag-along rights will expire on October 10, 2004.

Thailand

Overview

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT, which both exercise contractual rights that have been negotiated with CAT Telecom. CAT Telecom has the right to operate a CDMA2000 1X network. Hutchison CAT is a corporation with two principal shareholders, Hutchison Wireless MultiMedia Holdings Limited, or Hutchison Wireless, and CAT Telecom.

We acquired a 31.85% indirect economic interest in the predecessor to Hutchison CAT, Tawan Mobile Telecom Co Ltd., in October 2000, and changed the name to Hutchison CAT in August 2001. Through our 49% interest in Hutchison Wireless held in the form of Class A shares, we currently hold a 36.22% economic interest in Hutchison CAT and generally have voting control over Hutchison CAT. Through a similar holding structure, we currently hold a 49% economic interest in BFKT and generally have voting control over BFKT. See “—Ownership” below for more detailed discussions of our ownership arrangements with respect to Hutchison CAT and BFKT. Through our voting control and agreements with the Thai shareholders, we exercise significant influence over the business operations of Hutchison CAT and BFKT. We have consolidated their results of operations in our financial statements.

In 2003, CAT Telecom was established to operate the telecommunications business of the former Communications Authority of Thailand, a regulatory agency responsible for regulating international and mobile telecommunications services. CAT Telecom has the right to provide mobile telecommunications services under the Cellular Digital AMPS 800 Band A System throughout Thailand. Hutchison CAT has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in central Thailand. Under this contract, Hutchison CAT is responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sale services and other supplementary services relating to such sales and marketing activities. The current contract is effective through 2015. Hutchison CAT markets CAT Telecom’s services under the Hutch brand name, licensed from Hutchison 3G Enterprises S.à r.l. Hutchison CAT receives a percentage of the access fees, monthly service fees and sign-on fees paid by the subscribers. Hutchison CAT’s provision of marketing services to CAT Telecom is an activity which is distinct from that carried out by the network operator, CAT Telecom, which has the right to operate the CDMA2000 1X network. See “Regulation—Thailand.”

Hutchison CAT began operations in Thailand in February 2003. As of December 31, 2003, it was estimated that 224,000 subscribers had signed on for Hutch brand service, representing an estimated 1% of the total number of Thai mobile telecommunications subscribers at that date based on the subscriber numbers available at AIS and the TAC’s websites, and as disclosed by TA Orange in its press releases. As of June 30, 2004, the Hutch brand service had approximately 530,000 subscribers.

Hutchison CAT may market CAT Telecom’s services in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok, and a population of 22 million people, representing 35% of Thailand’s population. Hutchison CAT’s marketing area accounts for 71% of Thailand’s GDP.

CAT Telecom is the only mobile telecommunications operator in Thailand utilizing CDMA2000 1X technology. Accordingly, we believe that Hutchison CAT is the only company in Thailand that currently markets high speed wireless multimedia services to subscribers.

The following table sets out certain market and operating data for the Hutch brand CDMA2000 1X services as of the dates or for the periods indicated:

Hutch brand CDMA2000 1X services in Thailand

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003	2004
Market penetration (%)(1)	13	28	34	—	—
Market share (%)(2)	—	—	1	—	—
Total subscribers(3)	—	—	224,000	20,000	530,000
Growth in total subscribers (%)	—	—	—	—	137	(4)
Total turnover (in HK$ millions)(8)	37	34	355	16	604
Profit (loss) attributable to shareholders (in HK$ millions)	(11)	(402)	(1,313)	(377)	(549)
Postpaid ARPU (in HK$)(5)	—	—	232	203	226
Prepaid ARPU (in HK$)(5)	—	—	—	—	55
Postpaid MOU (in minutes)(6)	—	—	711	—	620
Prepaid MOU (in minutes)(6)	—	—	—	—	319
Postpaid Churn (%)(7)	—	—	7.8	1.1	1.7
Prepaid Churn (%)(7)	—	—	—	—	3.5

(1)	Determined by dividing the total number of mobile subscribers, as estimated by Hutchison CAT, by the total population in Thailand, as determined by the Thai National Statistical Office/Economist Intelligence Unit, at the end of the relevant period.
(2)	Estimated by Hutchison CAT.
(3)	Total subscribers represent postpaid and prepaid subscribers at period end. Before March 2004, all subscribers were postpaid subscribers. As of June 30, 2004, there were approximately 429,000 postpaid subscribers and approximately 101,000 prepaid subscribers.
(4)	As compared to December 31, 2003.
(5)	The ARPU for subscribers is calculated by (i) for each month in such period, dividing the network revenue during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(6)	The MOU for subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(7)	Represents average monthly churn for the period which is calculated by (i) for each month in such period, dividing the total number of such subscriber disconnections by the average number of subscribers during that period and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Postpaid revenue	—	—	345	10	591
Prepaid revenue	—	—	—	—	8
Other revenue	37	34	10	6	5

Turnover	37	34	355	16	604

Since commencing operations in February 2003, Hutchison CAT has experienced start-up operational and control difficulties in growing its business. Remedial action taken by its management resulted in significant provisions being made for bad debts and capitalized subscriber acquisition costs for involuntarily churned subscribers. As of June 30, 2004, the bad debt provision of Hutchison CAT totalled HK$243 million (US$31 million). The total number of subscribers as of June 30, 2004 is calculated after deducting those of CAT Telecom’s subscribers using the Hutch brand service for whom bad debt provision has been made. Looking forward, Hutchison CAT’s management believes that it is successfully addressing these difficulties with the implementation of new controls and other measures and is confident in its overall strategy and the future development and operation of the business.

Mobile telecommunications industry in Thailand

In Thailand, the Hutch brand service competes with services offered from three other major mobile telecommunications operators: Advanced Info Services, or AIS, Total Access Communications, or TAC, and TA Orange Company Limited, or TA Orange. As of December 31, 2003, the Hutch brand service had approximately 224,000 subscribers representing approximately 1% of the total nationwide market, as compared to an estimated 13.2 million subscribers representing approximately 61% for AIS according to subscriber numbers available at the AIS website, 6.6 million subscribers representing approximately 30% for TAC according to subscriber numbers available at the TAC website and 1.8 million subscribers representing approximately 8% for TA Orange based on subscriber numbers disclosed by TA Orange in its press releases. The penetration rate for mobile telecommunications services in Thailand is approximately 34%, based on the number of activated subscriptions.

In Thailand, approximately 83% of mobile telecommunications subscribers are prepaid subscribers, while 17% are postpaid subscribers based on postpaid subscriber numbers at the AIS and TAC websites, and in TA Orange’s press releases. Prior to March 2004, Hutchison CAT marketed only postpaid subscriptions. As of December 31, 2003, based on postpaid subscriber numbers at the AIS and TAC websites, and in TA Orange’s press releases, CAT Telecom’s Hutch brand service, as the most recent mobile service introduced into the market, was ranked fourth in terms of the number of postpaid subscriptions in Thailand with approximately 224,000 subscribers representing approximately 6% of the total postpaid nationwide market, as compared to an estimated 2.1 million postpaid subscribers representing approximately 55% for AIS, 1.1 million postpaid subscribers representing approximately 31% for TAC and 285,000 postpaid subscribers representing approximately 7% for TA Orange. Hutchison CAT began marketing prepaid subscriptions in Thailand in late March 2004. Since December 31, 2003, subscribers to the Hutch brand service has increased to approximately 530,000 as of June 30, 2004 (consisting of 429,000 postpaid subscribers and 101,000 prepaid subscribers).

Prepaid subscribers have the choice of changing their service provider each time they buy a prepaid SIM card. Postpaid subscribers typically must contact both their existing service provider and a new service provider and be assigned a new telephone number in order to switch their service, and thus are less likely than prepaid subscribers to change their service provider. We believe that the Hutch brand service’s current base of postpaid subscribers has allowed Hutchison CAT to establish its reputation within the mobile telecommunications market in Thailand. We further believe that its reputation will enable Hutchison CAT to expand its presence in the prepaid subscription market after its marketing of prepaid subscription service commences.

In Thailand, only the party originating a telephone call pays for the airtime (except for toll-free numbers). Mobile telecommunications operators do not charge subscribers for incoming calls on their handsets, except while roaming. This encourages higher rates of mobile telecommunications telephone usage.

Competition

The Hutch brand service is a relatively new entrant to the Thai mobile telecommunications market and is currently the second smallest mobile telecommunications service in Thailand, representing an estimated 1% of Thai mobile telecommunications subscribers as of December 31, 2003. As the newest entrant in the Thai mobile telecommunications industry, the Hutch brand service faces significant competition from more established brands with an existing large customer base. The Hutch brand service competes with three other major mobile telecommunications operators. The dominant mobile telecommunications operator in Thailand is AIS, which had a market share of 61% as of December 31, 2003. TAC and TA Orange had a 30% and 8% share of the market, respectively, as of December 31, 2003. Although the Thai mobile telecommunications market saw a 120% increase in subscribers from 2001 to 2002, growth slowed to just over 20% in 2003.

We believe that the following competitive strengths differentiate the Hutch brand services from those offered by CAT Telecom’s competitors in Thailand:

•	Strong brand identity. Since the launch of commercial operations, Hutchison CAT has made a substantial investment in promoting the Hutch brand service in Thailand to represent a unique high speed mobile telecommunications experience with innovative multimedia applications, cutting edge technology and high voice quality. Hutchison CAT has mounted a broad-based domestic marketing campaign to make the Hutch brand service the most widely recognized wireless multimedia brand in Thailand.

•	High speed data capability. The Hutch brand service’s network has high speed data capability supporting wireless multimedia services requiring the transfer of large amounts of data. Hutchison CAT markets the only service that supports a high speed wireless card for personal computers, allowing personal computers to download data over the wireless network at an average speed of 85 Kbps.

•	Cutting edge technology. Hutchison CAT has marketed new mobile technologies from abroad, including simple image service and vector image service programming from South Korea for animated wallpaper, screensaver and karaoke, BREW from Qualcomm Incorporated for high speed applications download, MPEG4-based digital video compression technology and assisted global positioning system, or GPS, which enables users to track the locations of one another. We believe Hutchison CAT will be able to strengthen further the technology leadership image associated with the Hutch brand service when it begins marketing CAT Telecom’s CDMA2000 1xEV-DO services which will build on and improve the existing CDMA2000 1X technology.

•	Comprehensive handset line-up with state-of-the-art technology. Hutchison CAT has been the leader in introducing sophisticated handsets with user-friendly features, including web browsing, WAP push (a push message service enabling the delivery of mobile-related content like MMS and information services), MPEG4 (for video applications), one-step photo mail, assisted GPS and E-compass (which enables a map to be displayed and orientated to the correct direction).

Strategy, marketing and brand

Hutchison CAT markets regional mobile telecommunications services in Thailand with coverage extending to 25 provinces. In the areas it serves, the Hutch brand service differentiates itself from CAT Telecom’s competitors by focusing on the quality of the high speed wireless multimedia service it markets. Hutchison CAT aims to market the best value for money in voice services and in user-friendly wireless multimedia services, including content-based and video-based applications.

Hutchison CAT has worked to make the Hutch brand service the wireless multimedia brand with the highest profile in Thailand, differentiating the services it markets from those of CAT Telecom’s competitors that were primarily offering voice-based services at the time when Hutchison CAT commenced marketing the Hutch brand services. We believe that the brand has been a significant factor in building recognition of the Hutch brand service in the Thai market within a short period of time.

Hutchison CAT’s target market is young “tech savvy” people in Thailand, such as university students and young professionals between the ages of 18 and 29, who currently represent 54% of the Hutch brand service’s subscriber base. This segment is more receptive to advanced wireless multimedia services. By offering special low rates for intra-network calls, Hutchison CAT hopes to attract the business of parents who subscribe to the Hutch brand service in order to be on the same network as their children.

Services and products

The Hutch brand service offers subscribers in Thailand a wide range of sophisticated and easy-to-use voice, data and multimedia services. Towards that end, Hutchison CAT markets three tiers of services and products.

The first tier is called HutchSay. Services and products in this tier focus on voice, SMS and interactive voice response. We believe that CDMA2000 1X technology provides the Hutch brand service with a significant difference in voice quality and allows it to deliver superior quality in terms of call set-up capability even at this basic level of services.

The second tier is called HutchPlay. Services and products in this tier focus on downloading applications from Hutchison CAT’s exclusive overseas and local content providers. HutchPlay allows subscribers to play downloaded applications on their mobile handsets at high speed with applications ranging from chat to games to video clip services. Every application is supported with an “advice of charge” feature that enables users to know what the cost of a potential download would be.

The third tier is called HutchReal. Services and products in this tier take advantage of the Hutch brand service’s sophisticated multimedia service delivery architecture to offer efficient and enjoyable access to browser-based and Java-based content and applications. HutchReal allows subscribers to browse for news, weather, sports, entertainment, lifestyle and other information. The top three categories in February 2004 were sports, news and fortune telling. HutchReal subscribers can also download games, karaoke songs, ring tones, graphic and video wallpapers onto their mobile handsets.

These three tiers of services and products were introduced to the market as postpaid services in 2003. In March 2004, prepaid services on HutchSay were introduced. In July 2004, prepaid services on HutchPlay were introduced.

Hutchison CAT markets content from third-party content providers to subscribers. Content that is available through services marketed by Hutchison CAT in Thailand includes the UEFA Champions League football. Local content providers include a wide portfolio of more than 120 providers ranging from music companies and news media to university students. Except for certain browser-based daily necessities like news and weather, all content marketed by Hutchison CAT is subject to a revenue sharing arrangement.

As of March 2004, approximately 25% of the Hutch brand service’s subscribers had subscribed to HutchReal services and products, and 22% had subscribed to HutchPlay services and products. The remaining 53% of the Hutch brand service’s subscribers subscribe to HutchSay services and products.

The introduction of CDMA2000 1xEV-DO services by CAT Telecom in central Bangkok planned by the fourth quarter of this year (subject to a review of the financial viability of introducing such services at that time) will allow Hutchison CAT to market more advanced high speed data services to Thai consumers which are capable of reaching speeds of up to 2.4 Mbps. These services will be marketed on an “island” basis in Bangkok where there are more data-intensive users.

Value-added services

In addition to standard value-added services such as call waiting, call forwarding, caller identification and conference calling, Hutchison CAT currently markets or is preparing to market additional value-added services. Marketing value-added services are important to Hutchison CAT’s business as they differentiate the Hutch brand service from those of CAT Telecom’s competitors and increase subscriber usage and satisfaction. The value-added services that Hutchison CAT currently markets include voicemail, SMS, unified messaging, ring tones and video wallpaper download.

Handsets

Hutchison CAT’s ability to market a range of innovative mobile handsets is one of its key strengths. Handsets are sourced directly from major manufacturers including Samsung, Nokia, Motorola, Sanyo, Kyocera, Curitel and Telson and customized to specific needs.

Roaming

The Hutch brand service’s CDMA2000 1X network provides only limited domestic roaming services outside of central Thailand. Because the Hutch brand service’s network uses CDMA based technology for its network and all its competitors in Thailand use GSM technology, the Hutch brand service subscribers cannot roam on the GSM network. However, CDMA based network coverage in certain locations outside of central Thailand is available, and CAT Telecom plans to further expand its network to achieve full nationwide coverage and increase roaming opportunities for the Hutch brand service.

CAT Telecom’s network equipment facilitates international roaming either through CDMA roaming agreements with countries and territories like China, Hong Kong, Taiwan and South Korea or through the GSM roaming footprint of Hutchison Telecom. In either case, customers continue to receive calls through their own Thai phone number.

Tariff plans

Hutchison CAT recently began to market value-priced rate plans that generally offer lower per minute usage costs than its competitors and data services, including SMS, photo-mail, email and content-based browsing. Hutchison CAT has adopted a pricing strategy that generally contemplates higher entry level rates than its competitors.

Sales and distribution

Hutchison CAT operates 27 outlets in its marketing area, including 22 in Bangkok and the surrounding provinces, four in the East Coast Region of Thailand and one in the West Coast Region of Thailand, plus another 63 shop-in-shop kiosks in the Watsons’ chain of drugstores and in Samart (one of the leading dealers for mobile telephone handsets in Thailand), one shop-in-shop kiosk in a CAT Telecom outlet, two shop-in-shop kiosks in Thailand Post Co., Ltd.’s post offices and another ten Hutch “stations” in shopping centers including one international roaming shop at Bangkok Airport. Like most retailers in Thailand, Hutchison CAT relies on pedestrian foot traffic for much of the business in its retail space. The outlets, kiosks and stations provide approximately 59% of its gross sales.

Hutchison CAT also has dealers in 25 provinces and over 860 outlets. All dealers currently focus on prepaid sales and earn margins from selling the Hutch brand’s prepaid phone kits, starter kits and refills. Dealers account for 30% of Hutchison CAT’s gross postpaid sales as of March 31, 2004. The remaining sales are contributed by business marketing and road show teams.

Customer service

Hutchison CAT operates a 24-hour call center and provides after-market services through one-stop service arrangements in most of its major stores. Customers can make payments conveniently at most of its stores and have repairs performed in major stores.

Management and employees

As of June 30, 2004, Hutchison CAT and BFKT had a total of 1,394 employees. Hutchison CAT and BFKT have 27 and five key employees, respectively, ranging from vice president up to chief executive officer. Hutchison CAT and BFKT have firm policies to maintain key employees by providing attractive remuneration and a wide range of benefits, such as company cars and family health care insurance. General employee benefits include insurance covering health care, life and accident. A provident fund scheme managed by the most prominent local fund manager is also offered to employees.

Mobile telecommunications network equipment leasing

BFKT has a contract to lease mobile telecommunications equipment and accessories comprised of switching subsystems, base stations subsystems, networking subsystems, ancillary equipment for switching systems and network systems, test devices and radio system analysis equipment to CAT Telecom. Under the contract, CAT Telecom engages BFKT to install, repair, maintain and manage the equipment and accessories that BFKT leases to CAT Telecom. BFKT owns the equipment that it leases to CAT Telecom pursuant to approvals granted by the Post and Telegraph Department but not the land on which the sites are located. We own 49% of BFKT, and BFKT provides all of the technical personnel who maintain and manage such equipment and facilities. The current lease between CAT Telecom and BFKT is effective through 2015. BFKT’s leasing of telecommunications equipment to CAT Telecom is an activity which is distinct from that carried out by the network operator, CAT Telecom, which has the right to operate the CDMA2000 1X network. See “Regulation—Thailand.”

The network is divided into three regions in central Thailand: Bangkok and Vicinity, the East Coast Region and West Coast Region. Out of 931 total outdoor sites, as of July 31, 2004, 476 were in Bangkok and Vicinity, 256 were in the East Coast Region and 199 were in the West Coast Region. BFKT plans to add an additional 80 outdoor sites in the year 2004. Of these, 25 will be in the West Coast Region, while 30 will be in Bangkok and Vicinity and 25 will be in the East Coast Region. BFKT also maintains 240 in-building sites, which it aims to increase to 302 by the end of 2004.

The network handles an average of 12 million calls per day, comprising 63% outgoing voice calls, 30% incoming voice calls and 7% outgoing data calls. The average call lasts for a duration of 2.4 minutes.

Motorola is the major supplier of network equipment which BFKT leases to CAT Telecom.

Hutchison CAT plans to market CDMA2000 1xEV-DO services by the fourth quarter of 2004, subject to a review of the financial viability of introducing such services at that time.

Ownership

We hold our interests in Thailand through two entities, Hutchison CAT and BFKT. Each is described in further detail in “Overview” and “Mobile telecommunications network equipment leasing” above, respectively. In accordance with the foreign ownership restrictions set forth in applicable Thai laws and regulations, and discussed in further detail in “Regulation—Thailand—Regulatory framework,” Thai shareholders own a majority of the equity interests in Hutchison CAT and BFKT. As such, these entities are not regarded as foreigners within the meaning of the Foreign Business Act, and hence are not required to obtain any regulatory approval under this legislation.

Through our 49% interest in Hutchison Wireless, which holds 73.92% of the voting equity in Hutchison CAT, we have a 36.22% economic interest in Hutchison CAT. GMRP (Thailand) Limited, or GMRP, a company owned by two Thai entrepreneurs, beneficially holds 41% of the equity interests in Hutchison Wireless, and three other Thai shareholders together beneficially hold the remaining 10%. We hold our equity interests in Hutchison Wireless in the form of Class A shares, entitling us to one vote per share, while GMRP holds its equity interests in Hutchison Wireless in the form of Class B shares, entitling it to one vote per 20 shares. This gives us voting control over Hutchison CAT on matters that do not require special shareholder resolutions under the shareholders’ agreement or the articles of association of Hutchison CAT, since we own approximately 80% of the voting equity of Hutchison Wireless, which holds 73.92% of the voting equity interests in Hutchison CAT.

Through our voting control and agreements with the Thai shareholders, we exercise governing power over the business operations of Hutchison CAT. For example, we are entitled to nominate four of the five directors of Hutchison Wireless, and Hutchison Wireless is entitled to nominate six of the nine directors of Hutchison CAT, including the chairman of the board and the managing director.

The shareholders’ agreement with respect to Hutchison CAT contains restrictions on share transfers by the shareholders. Among other provisions, Hutchison Wireless and CAT Telecom each have a right of first refusal in the event the other party wishes to transfer its shares in Hutchison CAT to a third party. Transfers of shares in Hutchison CAT by Hutchison Wireless other than pursuant to the right of first refusal or to certain subsidiaries and affiliates are subject to the prior written consent of CAT Telecom.

The shareholders’ agreement with respect to Hutchison Wireless confers upon us a right of first refusal with respect to shares held by the group of Thai shareholders beneficially holding 10% of the equity interests in Hutchison Wireless. We also have the right to purchase, or cause to be purchased, their shares in Hutchison Wireless upon certain events of default by those Thai shareholders. In each case, our right to acquire additional shares in Hutchison Wireless is subject to the foreign ownership restrictions described in “Regulation—Thailand—Regulatory framework.”

Under the shareholders’ agreement with Hutchison Wireless, we also have a call option which, if exercised, would allow us to purchase, or nominate a third party to purchase, all or a portion of the equity ownership held by GMRP in Hutchison Wireless, subject to the foreign ownership restrictions described in “Regulation—Thailand—Regulatory framework.” Conversely, GMRP has a put option which, if exercised, would allow it to require us to purchase all or a portion of its equity interest in Hutchison Wireless, subject to the same foreign ownership restrictions. The option exercise price would be the historical cost of acquisition by GMRP of its shares in Hutchison Wireless.

Pursuant to the terms of the shareholders’ agreements with respect to Hutchison CAT and Hutchison Wireless, CAT Telecom has an option to swap CAT Telecom’s shares in Hutchison CAT with shares of Hutchison Wireless or BFKT. If the option is exercised, then our investment in BFKT or Hutchison Wireless will be diluted, but there will be a corresponding increase in our investment in Hutchison CAT. CAT Telecom may exercise the swap option at any time. The shareholders’ agreement provides that the swap will be for shares of equivalent value, but does not specify other details, which would be determined by the parties if and when the option is exercised. To date, CAT Telecom has not exercised this option.

We advanced to GMRP the funds required for it to make its investments in Hutchison Wireless. Such advance is secured by pledges to us of its shares in Hutchison Wireless and does not carry any interest obligation. We funded the acquisition of the shares held by the other Thai shareholders of Hutchison Wireless. The Thai shareholders are not obligated to reimburse us for such funding. We also funded the subscription by CAT Telecom of most of its shares in Hutchison CAT. CAT Telecom is not obligated to reimburse us for such funding. Under the shareholders’ agreement with respect to Hutchison CAT, Hutchison Wireless is responsible for securing financing to meet the operational requirements of Hutchison CAT. Prior to this offering, such financing was generally obtained in the form of third-party loans that were guaranteed by Hutchison Whampoa. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources” and “Certain Relationships and Related Party Transactions” for a further discussion of these guarantees. We are required under another shareholders’ agreement to provide funding for all operating expenses and capital expenditures of Hutchison Wireless, directly through shareholder loans, guarantees and subscription to capital calls, and indirectly by providing financing to the Thai shareholders in order to enable them to meet their funding obligations and maintain their current share ownership level.

Our other significant interest in Thailand is BFKT, a telecommunications network leasing company in which we hold a 49% economic interest. Our interest in BFKT is held through our 49% interest in PKNS (Thailand) Limited, or PKNS, the holding company that owns almost 100% of the voting equity interests in BFKT. The other 51% interest in PKNS is held by DPBB (Thailand) Limited, or DPBB, a company that is owned by a real estate developer with interests in serviced apartments and a luxury resort in Thailand. We hold our equity interests in PKNS in the form of Class A shares, entitling us to one vote per share, while DPBB holds its equity interests in the form of Class B shares, entitling it to one vote per 20 shares. As a result, we have voting control of BFKT, since we own approximately 95% of the voting equity of PKNS, which holds almost 100% of the voting equity interests in BFKT. Through our voting control and agreements with DPBB, we exercise significant influence over the business operations of BFKT.

Under the shareholders’ agreement with respect to BFKT, we have a call/put option arrangement with DPBB that is substantially similar to the call/put option arrangement we have in place with GMRP with respect to Hutchison CAT.

We advanced to DPBB the funds required for it to make its investments in PKNS. Such advance is secured by pledges to us of DPBB’s shares in PKNS and does not bear interest. We are required under a shareholders’ agreement to provide financing to DPBB to enable it to meet any future equity contribution obligations.

We also hold, directly and indirectly through PKNS, a 71.95% economic interest in Hutchison MultiMedia Services (Thailand) Limited, or Hutchison MultiMedia, and its wholly-owned subsidiary, Hutchison Telecommunications (Thailand) Company Limited, or Hutchison Thailand. Pursuant to certain agreements with Hutchison CAT, Hutchison MultiMedia provides distribution services to Hutchison CAT. Hutchison CAT also entered into certain arrangements with Hutchison Thailand for the provision of customer call center services. Hutchison Thailand used to hold a concession from the Telephone Organization of Thailand to operate a paging service, which was due to expire in December 2005. On April 28, 2004, the Telephone Organization of Thailand formally notified Hutchison Thailand that its board of directors had granted approval for early termination of the concession, and the concession was subsequently formally terminated with effect from May 1, 2004.

For a more detailed description of the structure and contractual arrangements relating to our interests in Thailand, see “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in Thailand.”

The Thailand businesses are consolidated into our combined financial statements included in this prospectus, notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in these businesses. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our combined financial statements are prepared, because we have governing power over the business operations by virtue of our voting control and agreement with the Thai shareholders. We can exercise approximately 80% of the voting rights of Hutchison Wireless which holds 73.92% of the equity shares in Hutchison CAT, and approximately 95% of the voting rights in PKNS which can exercise almost 100% of the voting rights in BFKT, as detailed above. For accounting consolidation purposes, the losses applicable to the minority interests in the Thailand businesses to the extent that they exceed the minority interests’ share of the Thai entities’ common equity are charged against our profit and loss account. For further information, see note 3C to our combined financial statements. These Thailand businesses are also consolidated under US GAAP for the same reasons as they are consolidated under Hong Kong GAAP.

Other countries

We have majority interests and management control over mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. Our mobile telecommunications operating companies in these countries are focusing on developing subscriber growth in a manner appropriate to the circumstances of each country. We consolidate the results of our operations in Sri Lanka, Paraguay and Ghana in our financial statements.

Hutchison Whampoa has interests in mobile telecommunications operators in Argentina that are limited to the greater Buenos Aires area. In the wake of the Argentine economic collapse in 2002, and given the current differences in the business strategies of the Argentine operations and our company, which are the primary reasons for Hutchison Whampoa’s decision to exclude the Argentine operations from our company, Hutchison Whampoa is evaluating its options in Argentina. If the Argentine operations had been included, the contribution to our combined revenue and net assets value of our group would have been insignificant, representing less than 1% and 2%, respectively. However, we have been granted an option to acquire the Argentine operations during the period following the initial option period of three years when, subject to Hutchison Whampoa holding more than 30% of our issued share capital, the option is exercisable at the price offered by the third party, or its cash equivalent. See “Relationship with Hutchison Whampoa—Option Agreement.”

We expect to continue to expand and diversify our business by pursuing selected business opportunities in growth markets.

On July 12, 2004, Hutchison Telecommunications (Vietnam) S.à r.l., an indirect wholly owned subsidiary of ours, and Hanoi Telecommunications Joint Stock Company, or Hanoi Telecommunications entered into a business cooperation contract for the joint development of a CDMA-based mobile telecommunications network in Vietnam.

The business cooperation contract will not become effective until receipt from Vietnam’s Ministry of Planning and Investment of an investment license authorizing the project to proceed. The issuance of such license is pending. Under the terms of the business cooperation contract, Hutchison Telecommunications (Vietnam) S.à r.l. will contribute capital and management resources towards the deployment and operation of the proposed network. The network itself will be deployed and operated pursuant to a license and frequency allocation secured by Hanoi Telecommunications. The parties intend to achieve returns on their respective investments in connection with the network on an agreed revenue sharing basis.

We anticipate that our gross cash outlay for this business in the first two years will be approximately US$150 million, although the net cash outlay will be less after applying cash proceeds from operations. However, these are only estimates as the license has not been granted and contracts with suppliers and vendors on definitive terms have not been made.

Sri Lanka

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Lanka, which holds one of the four nationwide mobile telecommunications licenses in Sri Lanka. Lanka began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo and providing mobile handsets to subscribers who needed affordable mobile telecommunications services in the Colombo area. Recognizing the telecommunications needs of the broader unserved rural population, Lanka subsequently launched its GSM services in 2000 under the brand Rankatha, which means “golden talk,” throughout the interior and southwest regions of the country. As of June 30, 2004, Lanka had 6,705 analog subscribers and 62,265 subscribers using GSM technology.

Lanka launched standard GSM services in the Colombo area in May 2004 under the Hutch brand. The analog network around Colombo was shut down on July 1, 2004. Lanka is also planning to launch GSM services in the northeast region over the next twelve months thereby completing Lanka’s nationwide GSM roll-out plan.

The following table sets out certain market and operating data for Lanka’s 2G services as of the dates or for the periods indicated:

Lanka’s 2G services in Sri Lanka

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Total turnover (in HK$ millions)(1)	37	35	50	23		30
Growth in total revenues (%)	—	(5)	43	—		30

Analog
Market penetration (%)(2)	2	2	1	—		—
Market share (%)(2)	14	9	7	—		—
Total subscribers(3)	43,255	35,864	17,660	24,914		6,705
Growth in total subscribers (%)	—	(17.1)	(50.8)	(30.5	)(4)	(62.0	)(5)
Postpaid ARPU (in HK$)(6)	49	44	47	51		54
Postpaid MOU (in minutes)(7)	149	130	118	124		120
Postpaid churn (%)(8)	3.5	3.0	5.9	6.1		5.0

GSM
Market penetration (%)(2)	2	3	6	—		—
Market share (%)(2)	4	5	4	—		—
Total subscribers(3)	12,578	27,261	42,611	32,101		62,265
Growth in total subscribers (%)	—	116.7	56.3	17.8	(4)	46.1	(5)
Postpaid ARPU (in HK$)(6)	44	51	77	67		83
Postpaid MOU (in minutes)(7)	143	178	207	210		203
Postpaid churn (%)(8)	3.8	1.6	2.1	2.1		2.6

(1)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Analog revenue	32	22	15	9	4
GSM revenue	5	12	33	13	26
Other revenue	—	1	2	1	—

Turnover	37	35	50	23	30

(2)	Estimated by Lanka.
(3)	Total subscribers represent subscribers at end of reporting period.
(4)	As compared to December 31, 2002.
(5)	As compared to December 31, 2003.
(6)	The ARPU for postpaid subscribers is calculated by (i) for each month in such period, dividing the total network revenue during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(7)	The MOU for postpaid subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	Churn rate is calculated by dividing total disconnections (net of reconnections) for the month by the opening number and the average churn rate for the year is the average of such monthly churn rate for the relevant period.

Mobile telecommunications industry in Sri Lanka

As of December 31, 2003, there were approximately 255,000 subscribers nationwide using analog technology and approximately 1,138,000 subscribers using GSM technology, representing a combined penetration rate of approximately 7.3%.

There are currently four mobile telecommunications operators in Sri Lanka. The following table details the market share of each mobile telecommunications operator as of December 31, 2003 as estimated by Lanka:

Market share (in percentages)

Mobile telecommunications operator	Analog Technology	GSM Technology
MTN	—	73
Mobitel	55	—
Celltel Lanka	38	23
Lanka	7	4

Strategy, marketing and brand

Sri Lanka remains a country with low telecommunications coverage, with a 12.2% penetration rate as of December 31, 2003, consisting of 4.9% for fixed-line telecommunications services and 7.3% for mobile telecommunications services. As a late entrant in the mobile telecommunications services sector, Lanka’s business strategy is not initially to compete directly with other mobile telecommunications operators on high-end value-added services, but to focus instead on the provision of basic, affordable and immediately available voice services to the country’s unserved population, especially in the interior region, which is characterized by a high population density and a low telecommunications services coverage.

Lanka is able to connect new subscribers within a short time frame, which is normally within 48 hours from the time of application. This contrasts with customers seeking to establish telephone services through fixed-line telecommunications operators, who are typically waitlisted for years before they are connected. Lanka customizes the configuration of its site equipment and therefore is able to provide basic voice services at a significantly reduced cost as compared with fixed-line telecommunications operators, making mobile telecommunications services affordable to a larger share of the population.

Lanka complements its basic voice services with handsets, table-top telephones and antennas that are designed specifically for, and sourced to be affordable and responsive to, subscriber needs. Lanka’s business strategy is to focus on the provision of basic, affordable and immediately available voice services to a large population. Lanka also plans to make SMS services available to all of its subscribers nationwide and introduce international roaming services that will cater to both inbound and outbound roaming subscribers.

Lanka’s distribution network consists primarily of branch offices, a retail channel and a mobile dealer network. Lanka offers its services and products directly through 35 franchise branch offices and a field force of 400 nationwide. Lanka places particular emphasis on door-to-door service through which it seeks to establish rapport and loyalty with subscribers in the interior region.

Lanka recently established a retail channel through Singer, a leading consumer electronics retailer in Sri Lanka. We believe Singer’s nationwide presence through 200 retail outlets and established reputation will help promote Lanka’s services and products. Lanka’s business partners also control a mobile dealer network consisting of approximately 200 dealers throughout the country, which further helps expand Lanka’s distribution channels. Lanka is also working with the Solar Electric Light Company to provide basic voice services to the segment of the Sri Lankan population who do not currently have electricity coverage.

Currently all of Lanka’s subscribers outside Colombo are billed on a postpaid basis, up to the amount of a deposit they make in advance, and all of the subscribers in Colombo are pre-paid customers. Lanka’s average monthly churn rate for the six months ended June 30, 2004 was 5% for Lanka’s analog subscribers and 2.6% for its GSM subscribers. Lanka’s average monthly churn rate for the year ended December 31, 2003 was 5.9% for Lanka’s analog subscribers and 2.1% for its GSM subscribers, as compared to 3.0% and 1.6%, respectively, for the year ended December 31, 2002. Lanka plans to convert to a prepaid billing system nationwide at the same time that it introduces the Colombo GSM network. We believe this will offer a more convenient payment and credit management mechanism to subscribers. Lanka has established a toll-free call center in Colombo to provide comprehensive customer service. In addition, Lanka’s branch offices handle bill payments and other services at locations that are convenient to customers throughout the interior region. We believe this is critical to establishing trust and loyalty with Lanka’s subscribers.

As of June 30, 2004, Lanka had 211 employees. The entire staff are Sri Lankan, demonstrating the corporate objective of localization in order to derive cost efficiencies and development of an appropriate business model for the Sri Lanka market.

Paraguay

In mid-2000, we acquired 100% of the equity (in which we hold a 95% beneficial interest) of Hutchison Paraguay. Hutchison Paraguay operates a nationwide GSM network which covers all the major cities and towns in Paraguay. Hutchison Paraguay’s subscriber base is mainly drawn from the high and medium socio-economic segments of the Paraguayan population. Hutchison Paraguay had a total of 39,872 subscribers as of December 31, 2003 and 50,820 subscribers as of June 30, 2004. Hutchison Paraguay has launched standard prepaid mobile telecommunications services in April 2004. Through our control of the board of directors of Hutchison Paraguay and our majority voting rights as a shareholder, we control the business operations of Hutchison Paraguay. We have an obligation to meet all funding requirements of Hutchison Paraguay.

The following table sets out certain market and operating data for Hutchison Paraguay’s 2G services as of the dates or for the periods indicated:

Hutchison Paraguay’s 2G services in Paraguay

	As of or for the years ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Market penetration (%)(1)	23	23	24	—		—
Market share (%)(2)	2	2	3	—		—
Total subscribers(3)	24,192	16,174	39,872	23,150		50,820
Growth in total subscribers (%)	—	(33.1)	146.5	43.1	(4)	27.5	(5)
Total turnover (in HK$ millions)(6)	15	19	59	18		48
Growth in total turnover (%)	—	27	211	—		167
ARPU (in HK$)(7)	92	55	134	109		148
MOU (in minutes)(8)	62	72	190	149		244
Churn (%)(9)	8.4	8.6	2.1	2.5		2.4

(1)	Estimated by Hutchison Paraguay.
(2)	Estimated by Hutchison Paraguay.
(3)	Total subscribers represent subscribers at end of reporting period.
(4)	As compared to December 31, 2002.
(5)	As compared to December 31, 2003.
(6)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Service revenue	13	13	42	13	39
Other revenue	2	6	17	5	9

Turnover	15	19	59	18	48

(7)	ARPU for a subscriber is calculated by (i) for each month in such period, dividing the network revenue during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	MOU for subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of subscribers contracted for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(9)	Churn rate is calculated by dividing total disconnections (net of reconnections) during the year by the average number of subscribers for the year.

Mobile telecommunications industry in Paraguay

As of December 31, 2003, there were approximately 1.3 million mobile subscribers in Paraguay with a penetration rate of 24%. Overall revenues in the telecommunications sector declined from 2001 to 2003 due to currency devaluation and a stagnant economy.

There are currently four mobile telecommunications operators in Paraguay. The following table is our best estimate of the market share of each mobile telecommunications operator as of December 31, 2003, as there are no publicly available figures for subscriber numbers:

Mobile telecommunications operator	Technology	Market share
Telecel	AMPS/TDMA/GSM 850 MHz	47%
Nucleo	TDMA	41%
Hola Paraguay	GSM 1900 MHz	9%
Hutchison Paraguay	GSM 1900 MHz	3%

Telecel and Nucleo were the first two mobile telecommunications operators in Paraguay and have the majority of the subscriber base. Hola Paraguay has coverage only in Asuncion, the capital city, and surrounding areas and has focused on the youth segment of the Paraguayan population. Telecel, Nucleo and Hutchison Paraguay provide nationwide coverage. Although Hutchison Paraguay is the smallest mobile telecommunications operator, it has captured a sizeable portion of the high-usage segment of the Paraguayan population in 2003 and based on figures derived from its competitors’ annual reports, it has the highest ARPU in Paraguay.

Despite a relatively competitive mobile telecommunications market, interconnection rates in Paraguay are higher when compared to most other countries. The regulatory authority, CONATEL, has recently issued a resolution to gradually reduce mobile to mobile interconnection rates to international standards by June 2005.

Strategy, marketing and brand

Paraguay is a developing country with a relatively low purchasing power but a relatively high mobile telecommunications penetration rate. Hutchison Paraguay’s objective is to target high-usage subscribers while expanding its efforts to attract additional lower-usage subscribers within the high and medium socio-economic segment of the population.

We believe that Hutchison Paraguay’s GSM technology offers a greater variety of value-added services and handset features than its non-GSM competitors. We also believe that we have competitive GSM network coverage in Paraguay. Due to the high interconnection rates in Paraguay, Hutchison Paraguay focuses on developing product packages based on usage among friends and family groups. Group plans reduce the cost for members to call one another. Hutchison Paraguay is also offering a prepaid service since April 2004 to attract lower usage subscribers.

Hutchison Paraguay’s distribution network is operated primarily through three dealer networks. As of June 30, 2004, Hutchison Paraguay had 22 dedicated shops within the capital city and its vicinity. Hutchison Paraguay also has 21 dedicated shops in the key smaller cities and towns. With the launch of its prepaid service, Hutchison Paraguay has incorporated one additional dealer exclusively focused on this product. Hutchison Paraguay has established a toll-free call center to provide comprehensive customer services and Hutchison Paraguay operates two service centers. There are also about 700 third-party and 179 own payment points nationwide for service payments. As of June 30, 2004, Hutchison Paraguay has incorporated 265 prepaid points of sale to its distribution network.

Hutchison Paraguay’s average monthly churn rate for the six months ended June 30, 2004 was 2.4%. Hutchison Paraguay’s average monthly churn rate for the year ended December 31, 2003 was 2.1%, as compared to 8.6% for the year ended December 31, 2002. Currently approximately 83% of Hutchison Paraguay’s subscribers are billed for services to be rendered in the upcoming month after the invoice due date. The remaining 17% are postpaid customers. Hutchison Paraguay’s bad debt rate is less than 1% of its revenue.

As of June 30, 2004, Hutchison Paraguay had 189 employees. The general manager and chief financial officer of Hutchison Paraguay are expatriates seconded from the Hutchison Whampoa group.

Ghana

In 1998, we acquired our interest in Kasapa, formerly known as Celltel Limited. Kasapa had been providing mobile telecommunications services in the capital Accra and the adjacent port city of Tema, using a small AMPS analog switch and three cell sites. Kasapa operates a prepaid system and began offering voucher cards for sale in March 2003. As of December 31, 2003, Kasapa had 39,169 subscribers, all of whom are in the Greater Accra metropolitan area. In the second quarter of 2004, Kasapa has soft-launched mobile telecommunications services in Kumasi, Ghana’s second largest, as well as an important commercial and cultural center in Ghana. Kasapa plans to formally launch the mobile telecommunications services in Kumasi in the third quarter of 2004. The AMPS network will likely reach capacity by the third quarter of 2004. Studies are underway to determine the most effective means of increasing capacity and geographic coverage. As of June 30, 2004, Kasapa had 49,988 subscribers.

We own 80% of the equity and voting interests in Kasapa. The other 20% is held by our local partner. Through our majority control of the board of directors of Kasapa and our majority voting rights as a shareholder, we control the business operations of Kasapa. We provide 100% of the funding for Kasapa.

The following table sets out certain market and operating data for Kasapa’s services as of the dates or for the periods indicated, as estimated by Kasapa:

Kasapa’s services in Ghana

	As of or for the year ended December 31,			As of or for the six months ended June 30,
	2001	2002	2003	2003		2004
Market penetration (%)(1)	1	2	3	—		—
Market share (%)(2)	0.2	2	4	—		—
Total subscribers(3)	928	8,668	39,169	19,694		49,988
Growth in total subscribers (%)	—	834.1	351.9	127.2	(4)	27.6	(5)
Total turnover (in HK$ millions)(6)	2	3	30	4		30
Growth in total turnover (%)	—	50	900	—		650
ARPU (in HK$)(7)	115	66	72	44		100
MOU (in minutes)(8)	50	32	75	47		87
Churn (%)(9)	12.0	1.2	0.03	—		—

(1)	Estimated by Kasapa.
(2)	Estimated by Kasapa.
(3)	Total subscribers at end of reporting period.
(4)	As compared to December 31, 2002.
(5)	As compared to December 31, 2003.
(6)

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(in HK$ millions)
Service revenue	2	2	21	4	27
Other revenue	—	1	9	—	3

Turnover	2	3	30	4	30

(7)	The ARPU for subscribers is calculated by (i) for each month in such period, dividing the total network revenue during such month by the average number of subscribers during that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(8)	The MOU for subscribers is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of subscribers during that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(9)	Churn rate is calculated by dividing the total disconnections (net of reconnections) of subscribers during the year by the average number of subscribers for the year.

Mobile telecommunications industry in Ghana

There are two fixed-line telecommunications operators in Ghana: the dominant state-owned Ghana Telecom and the second national telecommunications operator, Westel. Ghana has five mobile telecommunications operators, one of which is Ghana Telecom.

As of December 31, 2003 there were approximately 1.0 million fixed-line and mobile telecommunications subscribers in Ghana, which represents a penetration rate of approximately 4.8%, of which approximately 1.4% is attributable to fixed-line telecommunications operations and approximately 3.4% is attributable to mobile telecommunications operations. Subscriber numbers are not publicly available and those in the table below are our best estimate only as of December 31, 2003.

Operator	Technology	Coverage	Number of subscribers
			(in thousands)
Scancom	GSM 900	Nationwide	440
Millicom	GSM 900	Many regions	96
Ghana Telecom	GSM 900	Nationwide	97
Kasapa	AMPS 800	Accra, Tema	39
Millicom	ETACS 900	Many regions	7
Ghana Telecom	Fixed and international gateway	National	279
Westel	WLL and international gateway(1)	Accra	3

(1)	Westel’s license permits them to operate an 1800 MHz GSM service. However, the service has not yet been launched.

By agreement between the telecommunications operators and with regulatory approval, all calls to mobile telecommunications networks regardless of source attract a US$0.083 per minute mobile termination fee, and all calls from mobile to fixed-line networks attract a US$0.075 per minute fixed-line termination fee.

Westel (a company in which Mr. John Stanton, one of our independent non-executive directors, has an indirect interest through Western Wireless Corporation) has a “second network license” for its operations in Ghana. This license authorizes Westel to operate an international gateway to provide international direct dialing services and fixed telephony services in Ghana using either wire or wireless local loop. Currently, Westel uses a wireless local loop. Kasapa has on the other hand a mobile license and provides only mobile services in Ghana. Kasapa is not licensed to provide international direct dialing services or fixed telephony services in Ghana. As Westel and Kasapa operate under different types of licenses and offer different telecommunications services in Ghana, Westel is not currently competing with any businesses of ours.

Strategy, marketing and brand

Ghana is a relatively poor country, with an estimated GDP per capita of US$376 in 2003. We believe the market has been poorly served, characterized by high service fees relative to disposable income of the Ghanaian population. Therefore, Kasapa’s focus is in providing affordable voice traffic to the wider population.

Kasapa’s strategy is to avoid fixed costs on a per subscriber basis, such as handset subsidies, activation commissions, software, platform, and switch license fees with subscriber limits. Kasapa is in a good position to accommodate customers with low disposable income or an erratic cash flow. Kasapa distinguishes itself from its competitors by offering voucher cards with no expiration, no termination of incoming calls after credits are depleted, no activation or monthly fees, no peak or off-peak tariffs and tariffs for domestic calls, charged in the local currency. Kasapa’s tariffs are generally well below those of its competitors.

Kasapa was adopted as the brand in January 2003. In the Twi language (the most widely-spoken of the local languages in Ghana), “Kasapa” means “good talk” and has a positive cultural connotation equivalent to “well-spoken.” Appropriate cultural symbols and items are incorporated into the product and advertising. Kasapa’s brand values are transparency, simplicity and fairness. A modest launch campaign involving some print and electronic media plus bumper stickers, in conjunction with cultural symbolism and values, yielded increased brand awareness four months after rebranding.

Kasapa operates six dedicated shops. Each shop sells voucher cards, accepts manual account recharges, opens new accounts, sells handsets and provides customer service. Most of Kasapa’s voucher cards are sold through a sole distributor, who in turn distributes to approximately 2,000 retail outlets in the Greater Accra area. All sales locations are branded with appropriate Kasapa signs. Kasapa sells approximately 70% of the handsets it activates. We anticipate this number will decrease as technology and growth make Kasapa-compatible handsets a more attractive product for dealers in Ghana.

Churn is negligible, since Kasapa does not disconnect customers who have not recently made calls or recharged their accounts. Kasapa’s operations are 100% prepaid and Kasapa has no bad debt.

As of June 30, 2004, Kasapa had 134 employees, of which 13 were in management. The managing director and chief financial officer are expatriates seconded from the Hutchison Whampoa group, while the rest of the managers are experienced Ghanaians. Kasapa’s staff is represented by the Ghana Communication Workers Union, with whom Kasapa believes it enjoys a positive relationship.

Competitive strengths

We believe that the operating histories of the various businesses described above demonstrate our significant expertise and success in developing and managing both green field and acquired operations. In particular, we believe that the following strengths will allow us to compete successfully against other companies in our existing and future markets.

•	Demonstrated ability to attain strong competitive positions in existing markets. Our Hong Kong, India and Israel businesses have established competitive positions in their respective markets and have demonstrated a track record of achieving profitable growth in their established operations. Our competitive positions provide a platform to capture future business opportunities.

•	Extensive operational experience. Our managers have significant operational experience in established markets and in rolling out telecommunications networks and services in new markets. Our management teams typically combine managers who have local experience in their respective markets with managers who have operating, technical and financial experience in other markets where we operate. The collective experience and expertise of our management teams and operational support enable us to roll out networks and services efficiently and to respond effectively to changes and competition. This will also allow experience and expertise from one part of our operations to be leveraged in other parts and will facilitate operating our businesses in a synergistic manner.

•	Strong brands and branding expertise. We have a proven track record in developing strong brands as a means of differentiating our services from those of our competitors. These brands, such as 3, Hutch, Hutchison Telecom and Orange, have gained high customer awareness. Our branding strategy enables our businesses to increase customer awareness and loyalty as well as reduce advertising and marketing expenses, thereby enhancing our competitive position and profitability. We also have established local brands for distinct services that we offer in particular local markets.

•

Technologically advanced networks.    We have made significant investments in telecommunications network infrastructure in the markets where we have operations. Over the last three years, on a combined basis, we invested a total of HK$19,263 million in network equipment and acquisition of subsidiaries. These networks will underpin our ability to provide differentiated, high quality, value-added services in a cost-efficient manner to our subscribers. We are the first telecommunications operator to introduce 3G mobile telecommunications services in Hong Kong, and Partner intends to roll out 3G mobile telecommunications services in Israel in the near future. We believe that our leadership in mobile telecommunications technology and the quality of our network infrastructure will continue to drive growth in our revenues, profits and subscribers. Our Hong Kong fixed-line business deploys what we believe to be the most extensive fiber optic building-to-building network capable of providing voice and data telecommunications services in Hong Kong . Our technologically-advanced fiber-optic network will continue to enable us to roll out new and value-added products and services including those that enable convergence of the fixed and mobile telecommunications platform for future growth.

•	Ability to capture operating synergies. We will continue to identify and encourage the transfer of “best practices” within our group, the coordination of purchasing and other functions and the development of shared technical, operational and other support programs. These operational synergies enable us to enhance the competitive position, efficiency and profitability of our business.

•	Relationship with Hutchison Whampoa. We will continue to benefit from our ongoing relationship with other Hutchison Whampoa companies in many ways. We have access to portions of Hutchison Whampoa’s resources, including technical and operational. In addition, we also benefit from the experience and resources of the Hutchison Whampoa group companies that are engaged in complementary businesses. We will be able to participate in the Hutchison Whampoa group’s procurement projects with third-party suppliers and, together with the other Hutchison Whampoa group companies, we are able to procure network equipment, handsets and services on a global basis and in a cost-effective manner. Hutchison Whampoa’s existing global businesses, relationships and partnerships also facilitate our access to new markets and opportunities.

Business strategy

Our strategic objectives are to increase and diversify our revenues and profits by continuing to realize the potential of our existing operations and by selectively acquiring or investing in new businesses in our existing markets as well as in new markets.

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth, both in terms of subscribers and the value of services provided. Consistent with our strategic objectives and our main strategy, we have developed the following business strategies:

•	Strengthen leadership positions, efficiency and profitability of our existing businesses. We seek to maintain and develop strong market positions in our existing markets through the development and marketing of new value-added services, continuing technological innovation, the provision of enhanced customer services, superior branding and superior marketing and distribution channels.

-	Our Hong Kong businesses are using their multiple 2G, 3G and fiber-optic networks to offer subscribers and potential subscribers a wide range of services, from advanced high-speed multimedia services to voice-driven services, using our narrowband and broadband platforms. Our Hong Kong businesses seek to capture and increase their share of the market for these services and to increase the usage of these services provided to subscribers in this sophisticated telecommunications market.

-	Hutch India businesses will seek to capitalize on the potential for growth of the mobile telecommunications industry in India to significantly increase the subscriber base and market share of our operations by leveraging on their track record of delivering customer satisfaction and providing innovative, high-quality, cost-effective services and strong brand identities. To this end, our operations in India will seek to expand into new service areas and focus on strengthening their distribution capabilities and consumer awareness of the brands under which they market. We may pursue select acquisitions in service areas where we do not yet operate and also in service areas where we currently operate. We monitor the market for, and are periodically presented with, acquisition opportunities of various sizes. A key consideration when evaluating a potential acquisition opportunity is the benefits the acquisition would bring to our existing businesses, particularly in terms of extended geographical network coverage or improved quality of network coverage in service areas where we operate. Depending on the competitive state of the market in the relevant service area(s), acquisition opportunities we will consider include opportunities in relation to operators with established market shares. We are currently investigating a number of potential acquisition opportunities of various sizes and, if our investigations show that such opportunities would bring benefits to our existing businesses or expand Hutch India’s license coverage of India, and if commercially-advantageous terms can be agreed, we would intend to proceed to make the relevant acquisition(s).

-	Our Israel operations will seek to maintain and build their market position by continuing to provide innovative, high quality mobile telecommunications services and by further enhancing their reputation in terms of customer service and quality and functionality of mobile telecommunications services. In addition, our Israel business is exploring strategic options to strengthen, including through diversification, our business operations in Israel. In this respect, Partner expects to deploy a 3G network and begin offering 3G services towards the end of 2004.

-	The Thailand operations will seek to expand the subscriber base and market share of the Hutch brand service by promoting advanced high-speed mobile multimedia services and applications through CAT Telecom’s state-of-the-art CDMA2000 1X network and by promoting the strong brand image of the Hutch brand service.

We will also seek to expand our activities and increase our participation in and our exposure to markets where we currently operate. This expansion could be effected through our businesses pursuing acquisition opportunities that enhance our scale and strategic positioning and enable us to compete more effectively in our respective markets.

We will seek to continue leveraging our brands and managerial and operational expertise to create and offer differentiated services, retain high-usage customers, capture a significant portion of new customers, reduce subscriber acquisition costs and enhance operational efficiency. In addition, we intend to promote value-added services for premium subscribers to further drive ARPUs and profits of these businesses.

•	Expand and diversify our businesses by pursuing selected acquisitions in growth markets. We believe our track record of developing new businesses and integrating acquired businesses in multiple markets demonstrates our ability to compete effectively as a new entrant. We intend to pursue selected acquisitions of companies or telecommunications licenses in order to expand the geographic scope of our business into other high-growth markets, particularly Asia (including China), Eastern Europe and the Middle East.

In the course of acquiring new telecommunications licenses and making new investments in mobile telecommunications assets, when and where regulatory conditions permit, we will seek to obtain significant management participation or influence in order to maximize operational synergies between our businesses.

•	Capture synergies through integration. We will seek to realize further synergies through integration of our existing businesses and to leverage our experience for future investments and acquisitions. The management teams of our various operating companies are familiar with the range of technology in the market and we will share technology expertise and a global procurement strategy for network expansion and upgrades among our businesses to reduce costs and capital expenditure. We will seek to continue pursuing these activities as a means of further enhancing the efficiency and profitability of our businesses.

Management

We employ a small team at the holding company level to manage our business. We rely on the managers of our operating companies to run the day-to-day business, to make important policy decisions in their respective markets and to advise our senior management on strategic issues. Many of the managers of our operating companies have been with our group for a number of years in various telecommunications positions. The following table sets forth certain information concerning the senior management of our operating companies:

Name	Age	Position
Agnes Kar Wai NARDI	49	Managing director of Hutchison Telecommunications (Hong Kong) Limited

Jennifer Yuen Chun TAN	41	Finance director of Hutchison Telecommunications (Hong Kong) Limited

Peter King Fai WONG	55	Chief executive officer of Hutchison Global Communications Holdings Limited

Frankie Ka Wing KAN	50	Chief financial officer of Hutchison Global Communications Holdings Limited

Asim GHOSH	56	Managing director of Hutchison Max Telecom Private Limited

Christopher FOLL	48	Chief financial officer of Hutchison Max Telecom Private Limited

Sandip DAS	46	Executive director of Hutchison Max Telecom Private Limited

Rajiv SAWHNEY	44	Executive director of Hutchison Essar Telecom Limited

Amikam COHEN	56	Chief executive officer of Partner Communications Company Ltd.

Alan GELMAN	48	Chief financial officer of Partner Communications Company Ltd.

Stephen Wing Fai SUN	56	President and chief executive officer of Hutchison CAT Wireless MultiMedia Limited

Stephen Kim Ying NGAN	40	Chief operating officer of Hutchison CAT Wireless MultiMedia Limited

Antony SAULT	31	Controller of Hutchison CAT Wireless MultiMedia Limited

Thirukumar NADARASA	41	Chief executive officer of Hutchison Telecommunications Lanka (Private) Limited

Rogerio ANTUNES	33	General manager of Hutchison Telecommunications Paraguay S.A.

Robert PALITZ	51	Managing director of Kasapa Telecom Limited

Agnes Kar Wai NARDI, 49, was appointed managing director of Hutchison Telecommunications (Hong Kong) Limited in 2000, having joined Hutchison Telephone in 1994. She manages mobile communications businesses and interests in Hong Kong, Macau and mainland China. Mrs. Nardi holds a Bachelor of Social Sciences degree from the University of Hong Kong and is a Fellow Member of the Association of Chartered Certified Accountants and a CPA of CPA Australia.

Jennifer Yuen Chun TAN, 41, was appointed the finance director of Hutchison Telecommunications (Hong Kong) Limited in 2000, having joined that company in 1996. Ms. Tan holds an MBA from the University of Warwick, the United Kingdom and is a Fellow Member of the Association of Chartered Certified Accountants and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Peter King Fai WONG, 55, was appointed the chief executive officer of Hutchison Global Communications Holdings Limited in April 2004. Mr. Wong holds a Master’s degree in Telecommunications from the University of Birmingham, United Kingdom and is a Fellow of the Hong Kong Institute of Engineers. Mr. Wong was appointed the chief executive officer of Hutchison Global Communications in January 2000 and led that company to develop into a leading fiber-optic network and services provider in Hong Kong. He now oversees the business of Hutchison Global Communications Holdings.

Frankie Ka Wing KAN, 50, was appointed the chief financial officer of Hutchison Global Communications Holdings Limited in April 2004. Mr. Kan is a Chartered Accountant with an economics degree earned in the United Kingdom. Mr. Kan re-joined the Hutchison Whampoa group as the chief financial officer of Hutchison Global Communications in May 2000.

Asim GHOSH, 56, was appointed the managing director of Hutchison Max Telecom Private Limited in 1998 having joined the Hutchison Whampoa group in March 1991. Mr. Ghosh obtained a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology, Delhi, and an MBA from Wharton School, University of Pennsylvania, the United States. Prior to his appointment to the Company, he was with AS Watson from 1991.

Christopher FOLL, 48, was appointed the chief financial officer of Hutchison Max Telecom Private Limited in 2001 having joined the Hutchison Whampoa group in May 2001. Mr. Foll is a Chartered Accountant and holds a Bachelor of Accounting Science degree from the University of South Africa.

Sandip DAS, 46, holds the position of executive director in Hutchison Max Telecom Private Limited, having joined that company in 1994. Mr. Das holds an MBA (Marketing) from the University of Delhi and a Bachelor degree in Engineering (Mechanical) from Regional Engineering College, Rourkela.

Rajiv SAWHNEY, 44, holds the position of executive director in Hutchison Essar Telecom, having joined that company in 1999. Mr. Sawhney holds a Bachelor of Arts (Economics) degree from Punjab University and an MBA from the Indian Institute of Management, Bangalore.

Amikam COHEN, 56, was appointed the chief executive officer of Partner in 1998. Mr. Cohen holds a Bachelor of Science degree in Industrial Management Engineering from Ben Gurion University, Beer Sheva, Israel.

Alan GELMAN, 48, was appointed the chief financial officer of Partner in 2000. Mr. Gelman holds a Bachelor degree in Accounting from Queens College in New York and an MBA from Hofstra University in New York.

Stephen Wing Fai SUN, 56, was appointed the president and chief executive officer of Hutchison CAT Wireless MultiMedia Limited in 2001 having been with the Hutchison Whampoa group since 2000. Mr. Sun holds a Bachelor of Science degree and an MBA from the California State University, Sacramento, the United States.

Stephen Kim Ying NGAN, 40, was appointed the chief operating officer of Hutchison CAT Wireless MultiMedia Limited in 2002, having been with the Hutchison Whampoa group for over 11 years. Mr. Ngan first joined the Hutchison Whampoa group in 1988 until May 1992, and then rejoined in March 1997. Mr. Ngan holds an Honors Diploma in Communication from the Hong Kong Baptist University.

Antony SAULT, 31, was appointed the controller of Hutchison CAT Wireless MultiMedia Limited in August 2004, having been with the Hutchison Whampoa group since 2000. Mr. Sault holds a Bachelor of Business degree (Majors in Management and Accounting) from Monash University in Australia.

Thirukumar NADARASA, 41, was appointed the chief executive officer of Hutchison Telecommunications Lanka (Private) Limited in 2002, having been with the Hutchison Whampoa group since 1994. Mr. Nadarasa holds a Master of Science in Management Science from Imperial College of Science and Technology, University of London and a Master of Science in Telecommunications Technology from the University of Aston in Birmingham, England and a Bachelor of Science in Electrical and Electronic Engineering from Loughborough University of Technology, England.

Rogerio ANTUNES, 33, was appointed the general manager of Hutchison Telecommunications Paraguay S.A. in 2002, having been with the Hutchison Whampoa group since 1997. Mr. Antunes holds a Bachelor degree in Business Administration from the Fundação Getulio Vargas, São Paulo, Brazil.

Robert PALITZ, 51, was appointed the managing director of Kasapa Telecom Limited in 2000, having been with the Hutchison Whampoa group since 1990. Mr. Palitz studied at the California Institute of Technology.

Employees

As of June 30, 2004, we had 41 full-time employees, of whom nine had been seconded to our subsidiaries. The following table sets forth the number of our employees by their functions as of June 30, 2004:

	Our employees
	Number	% of Total
Directors	3	7.32%
Finance and IT	13	31.71
Business planning and Operation Support	5	12.19
Legal, Human Resources and Administration	11	26.83

On secondment to subsidiaries’ management	9	21.95

Total	41	100.00%

As of June 30, 2004, our subsidiaries had 10,340 full-time employees. The table below sets forth the number of employees by function employed by our subsidiaries as of June 30, 2004:

	Our subsidiaries’ employees
	Number	% of Total
Management	19	0.18%
Managers	1,053	10.18
Supervisory	1,223	11.83
Contract	196	1.90
General and administrative	7,849	75.91

Total	10,340	100.0%

The following table sets out the number of employees for our business segments as of the dates indicated:

	As of December 31,			As of June 30,
	2001	2002	2003	2004
Hong Kong mobile (including Macau)	3,629	2,879	2,621	2,997
Hong Kong fixed-line	1,154	1,266	1,346	2,072
India	2,075	2,795	3,185	3,904
Thailand	870	1,069	2,167	2,177
Others	514	478	484	534

Total	8,242	8,487	9,803	11,684

As of June 30, 2004, our subsidiaries had retained approximately 1,340 temporary employees and part-time employees.

Since December 31, 2003, the number of employees has been increased by approximately 720 following completion of the acquisition by Vanda of the fixed-line telecommunications and other related businesses in March 2004.

We have adopted a recruiting strategy to attract and retain quality employees. We conduct periodic reviews of our employees’ job performance, and determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

Our group’s subsidiaries have incurred staff costs of approximately HK$1,255 million, HK$1,397 million and HK$1,357 million in 2001, 2002 and 2003, respectively.

We believe that we maintain a good working relationship with our employees and have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Retirement Scheme and Benefits Plans

Our employee retirement schemes are in the form of defined contribution plans and defined benefits plans. We also provide medical care schemes and, in some cases, national insurance benefits to our employees. The total amount of contributions we made for such employee benefit plans in 2001, 2002 and 2003 and in the six months ended June 30, 2003 and 2004 was approximately HK$49.6 million (US$6.4 million), HK$58 million (US$7.4 million) and HK$69.9 million (US$9.0 million) and HK$33.7 million (US$4.3 million) and HK$26.1 million (US$3.3 million), respectively.

Our major retirement plans are in Hong Kong and India. They include contributory defined benefit plans as well as contributory and non-contributory defined contribution plans.

We operate three principal plans in Hong Kong. One plan, which has been closed to new entrants since 1993, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on final salary and years of service. The second plan is a non-contributory defined contribution plan that provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. During 2003, forfeitures totaling HK$9.7 million were used to offset employer contributions and HK$0.3 million was available as of December 31, 2003 to reduce future contributions. The third plan is the mandatory provident fund scheme in accordance with the applicable laws of Hong Kong.

In India, Hutch India operates two main types of plans. The first one is a non-contributory defined contribution plan which provides a pension benefit on retirement. Forfeited contributions from this plan may be used to offset employers’ contributions. During 2003, no forfeitures were used to offset employers’ contributions and HK$0.3 million was available as of December 31, 2003 to reduce future contributions. In accordance with Indian law, Hutch India provides for gratuity obligations under a separate contributory defined contribution plan. Both the employer and the employees contribute at a predetermined rate of the employees’ basic salary, which was 12% in 2003.

See notes 3T and 24 to our combined financial statements for financial information regarding our defined benefits plans and defined contribution plans, including information relating to funding.

Research and development

Our operations continuously look to develop products and services for the benefit of our customers and to meet customer needs and expectations. Our telecommunications operating entities collaborate with our partners, suppliers, telecommunications industry groups, and technology and content providers, to design and produce new products and more value-added services. We believe that the diverse nature of the markets in which we operate and the fact that they represent both developed and developing markets is a benefit in terms of product development. Experience and know-how gained in one market can often be rapidly transferred and solutions supplanted in another of our markets in the most cost-effective manner.

Many of our operations have been “first-to-market” adapters of new technologies and have been quick to recognize and introduce products and services ahead of our competitors. In early May 2002, our Hong Kong operation launched Asia’s first BlackBerryTM Wireless Email Solution, and in January this year, was the first mobile telecommunications operator to begin offering 3G mobile services to Hong Kong. Hutch India was among the first in the world to provide video clip delivery on GPRS handsets and interactive cell broadcasts of content services. Hutchison CAT was the first in Thailand to market BREW, a proprietary technology which enables fast application downloads, and was among the first in the world to market video wallpaper on CDMA2000 1X handsets.

Legal proceedings

We are involved in legal proceedings common in our industry and arising in the ordinary course of business.

India

The sales tax authorities of each of the state governments where we operate in India have instituted proceedings (or are in the process or completing their assessments with a view to doing so) against Hutch India, claiming sales tax is payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The majority of the other mobile and fixed-line telecommunications operators in India, including the government controlled BSNL, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, Hutch India has obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Hutch India estimates the maximum aggregate amount payable, should all sales tax authorities prevail in all claims, to be approximately US$60 million.

Ghana

Kludjeson International Limited, or KIL, which is a 20% shareholder of Kasapa, has initiated proceedings in Ghana against Kasapa and several individuals including members of the management team. KIL has alleged that the managing director of Kasapa has not been properly appointed and therefore has challenged actions taken by the management of Kasapa, including the calling of board meetings, movement of equipment and documents, relocation of the registered and business premise of Kasapa, and the making of payments. Kasapa has denied the claims and is defending the action. Based on the advice of legal counsel, we do not believe that this litigation will have a material adverse effect on our results of operations or financial condition.

Other than as described above, we are not engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to our directors to be pending or threatened by or against us, that would have a material adverse effect on our financial condition and results of operations.

Business contingency and disaster recovery

We have developed business contingency and disaster recovery plans to cover the situation of any material breakdown or accidental damage to our key networks and other operating equipment. These plans are reviewed and updated as changes in the business and regulatory environment occur.

We have a regular maintenance procedure for all major equipment in the core networks and service platforms. Adequate alarm systems are implemented in our network operations and maintenance centers to detect any system outage or equipment malfunction and are supplemented by the emergency call-out of experienced technical staff. In some of our operations we keep spare parts in multiple locations for immediate hardware recovery. Key equipment has redundancy provisioned with active and standby or load sharing arrangements.

We have agreements in place with major system and equipment suppliers which cover various service scopes including technical design, development support and maintenance support. In some of our operations, the suppliers provide around-the-clock standby support services for critical equipment through secure and remote access to our equipment or on-site support services as and when required.

In some of our operations, the infrastructure components, mobile switching centers and base station controllers are located in two separate switching centers connected by dedicated optical fiber transmission circuits. Some locations have two physically separated switching centers, each provided with multiple power electricity back up.

Our billing systems are designed to cope with the demands of the dynamic operating environment in which we operate. We have implemented complete and effective controls to protect customer data including rigorous back-up routines and the use of multiple data centers in some of our operations.

We have not experienced any material outage or major breakdown of, or accidental damages to, our network systems or operations.

Properties

We and our operating companies own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide mobile and fixed-line telecommunications services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and/or retail sales locations, customer service centers and research and development facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide mobile and fixed-line telecommunications services. Most of the leased properties are owned by private entities and the balance is owned by municipal entities.

Plant and equipment used to provide mobile and fixed-line communications services consist of:

•	switching, transmission and receiving equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	land and buildings; and

•	other miscellaneous properties (work equipment, furniture and plants under construction).

The majority of the lines connecting our services to other telecommunications operators and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

DTZ Debenham Tie Leung Limited, an independent property valuer, has valued our property interests as of July 31, 2004 at HK$141,886,133. The text of a letter, a summary of valuations and the extract of the valuation certificate issued by DTZ Debenham Tie Leung Limited for this prospectus are set out in “Appendix B—Additional Information Disclosed in the Hong Kong Public Offering—Property Valuations.”

As mentioned in the valuation certificates set out in Appendix B, property nos. 14 and 18 owned by us in the People’s Republic of China are subject to mortgages in favor of Beijing City Commercial Bank Co., Ltd. and Shenzhen Commercial Bank Company Limited, respectively. In respect of the properties owned by us in India, property nos. 24, 25, 26, 27 and 32 (18 out of 19 owned cell sites) are subject to mortgages in favor of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank, property nos. 28 and 29 are subject to mortgages in favor of Global Trust Bank and property no. 31 is subject to a mortgage in favor of Industrial Development Bank of India.

Intellectual property

We conduct our business using various trade marks including but not limited to HGC, Hutchison Global Communications, Hutchison Telecom, Hutchison, Hutch, 3 and Orange as well as domain names incorporating some or all of these trade marks.

We have entered into a framework intellectual property rights licensing agreement with Hutchison International pursuant to which Hutchison International shall procure that certain domain names, trade marks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications services and operations of the relevant members of our group are licensed to, and will continue to be licensed to, our group. The intellectual property rights are, and will continue to be, licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with brand management and support.

Our group conducts our 2G business using the Orange brand in Israel and Mumbai, India. Members of our group have obtained trade mark licenses from the owner of the Orange trade marks in each relevant territory to use the Orange brand in relation to various goods and services and in domain names.

Our group is not and has not been subject to any material intellectual property right litigation or claim in the past three years.

Insurance

We maintain insurance policies in respect of our operations in each of the jurisdictions in which we operate. These policies include cover in respect of losses or damages in respect of buildings, machinery, equipment and inventories. We also maintain fidelity guarantee policy, business interruption policy and employers’ liability, directors’ and officers’ liability and third-party liability insurances. We consider our insurance policies to be adequate and in line with industry norms. No significant claims under these insurance policies have been made by our group during the three years ended December 31, 2003.

Suppliers and customers

For the years ending December 31, 2001, 2002 and 2003, the combined percentage of purchases attributable to our group’s five largest suppliers amounted to 39%, 24% and 25%, respectively. In 2001, 2002 and 2003, the percentages attributable to our largest supplier was approximately 16%, 8% and 9%, respectively.

As of December 31, 2003, the combined percentage of purchases attributable to our five largest suppliers did not exceed 30%, and the combined percentage of turnover or sales attributable to our five largest customers did not exceed 30%.

REGULATION

Hong Kong

Overview

Hong Kong’s telecommunications regulatory regime is considered pro-competition and pro-consumer. The Telecommunications Authority of Hong Kong, or the Telecommunications Authority, is a public officer appointed by the Chief Executive under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Authority is supported by the Office of the Telecommunications Authority of Hong Kong, or OFTA, the executive arm of the Telecommunications Authority.

The Telecommunications Ordinance, together with subsidiary legislation such as the Telecommunications Regulations and various guidelines and codes of practice issued by the Telecommunications Authority, operate to form the overall regulatory landscape of Hong Kong’s telecommunications industry. The Telecommunications Authority from time to time issues guidance notes and statements outlining the implementation or interpretation of new policy initiatives, which are formulated by the Communications and Technology Branch of the Commerce Industry and Technology Bureau of Hong Kong, or CITB.

In addition to developing policy, the CITB is also responsible for monitoring the overall regulatory regime in order to develop it further, in keeping with an open and competitive market. Broadly speaking, the government’s policies emphasize:

•	a technology neutral approach to licensing and regulation;

•	an open licensing policy (with few exceptions);

•	the promotion and mandating, if necessary, of interconnection across all networks and services; and

•	a comprehensive system of competition principles and regulation.

The industry itself also plays a role in the development of the regulatory environment. OFTA regularly issues consultation papers to solicit views of the public in respect of proposed guidelines and regulations that will subsequently form part of the regulatory framework governing Hong Kong’s telecommunications market.

There are no investment restrictions on foreign companies wishing to invest in Hong Kong-based telecommunications operators or service providers. However, OFTA’s guidelines generally require that license applicants are companies incorporated or registered under the laws of Hong Kong.

Licensing framework

The Telecommunications Ordinance sets out the overall licensing framework for Hong Kong’s telecommunications market. Essentially, no person may establish or maintain any means of telecommunications without an appropriate license. The Telecommunications Regulations and the Telecommunications (Carrier Licenses) Regulation set out the prescribed forms of licenses that may be issued under the Telecommunications Ordinance. There are three key components to these licenses, including:

•	the description of the licensed service(s);

•	general conditions common to each class of license, and which are set out in the Telecommunications Regulations and the Telecommunications (Carrier Licenses) Regulation; and

•	any special conditions imposed by the Telecommunications Authority on types of services under the license or specific to that license.

Under the Telecommunications (Amendment) Ordinance 2000, the Secretary for Commerce Industry and Technology, or SCIT, may by regulations prescribe the general conditions, including the period of validity of a carrier license, together with the fees payable on matters such as those payable on grant and renewal. The Telecommunications (Carrier Licenses) Regulation is the relevant regulation issued by the SCIT, and came into effect on April 1, 2001. The Telecommunications (Amendment) Ordinance provides that special conditions that are consistent with the Telecommunications Ordinance (and are not inconsistent with the general conditions prescribed by the SCIT) may be attached to a license.

There are currently four types of licenses in Hong Kong:

•	carrier license;

•	exclusive license;

•	class license; and

•	a license which falls outside the former three categories (including a public non-exclusive telecommunications service, or PNETS) license.

Carrier licenses

A “carrier license” authorizes the operation of telecommunications facilities and the provision of telecommunications services to the public, and allows the licensee to operate telecommunications transmission facilities across unleased government land. There are three types of carrier licenses:

•	carrier (fixed) licenses, corresponding to the existing FTNS licenses, renewed subscription television broadcasting licenses, satellite television uplink and downlink licenses and commercial television broadcasting licenses;

•	carrier (mobile) licenses, corresponding to the existing PRS licenses and PMRS licenses (for services other than land mobile services); and

•	carrier (space station) licenses, corresponding to the existing licenses issued for the operation of satellite space stations.

FTNS refers to fixed telecommunications network services which are regulated and licensed in Hong Kong by the Telecommunications Authority for internal and external telecommunications services between fixed points. PRS refers to public radiocommunication services and a PRS license is a telecommunications license issued by the Telecommunications Authority in Hong Kong permitting provision by a mobile telecommunications operator of PCS or PMRS. PMRS refers to public mobile radiotelephone services, the generic term to describe the GSM, CDMA and TDMA based services in Hong Kong.

Prior to April 1, 2001, fixed-line telecommunications services were regulated under FTNS licenses and mobile telecommunications services were regulated under PRS licenses. Since that date, the provision of such services has been regulated under the carrier license regime. The Telecommunications Authority no longer issues any new FTNS or PRS licenses, but existing FTNS and PRS licenses remain in force until they expire. However, for the remaining period of their terms, the existing licenses are deemed to be licenses issued under the new regime, except that they continue to be subject to the same conditions in existence before the new regime applies. As such, a conversion of the licenses is unnecessary.

Where an existing license can be renewed or extended on the expiration of its term for a specified period, then, upon grant of such renewal or extension, the Telecommunications Authority will issue the corresponding type of carrier license for that specified period.

Exclusive licenses, class licenses and other licenses

Exclusive licenses are licenses issued on an exclusive basis for operation or provision of telecommunications networks, systems, installations or services. However, given the government’s pro-competition approach in regulating the telecommunications industry, to date no exclusive license has been issued.

Class licenses may be created by the Telecommunications Authority, in consultation with the telecommunications industry, covering a variety of telecommunications networks, systems, installations or services. No individual license application nor approval process is required for the grant of a class license. Applicants meeting the specified eligibility criteria and conditions automatically become class licensees, provided they are registered with the Telecommunications Authority in accordance with the class license. Two types of class licenses have been created so far: Class License for In-Building Telecommunications Systems and Class License for the Provision of Public Wireless Local Area Network Services.

“Other licenses” are those licenses that are not carrier licenses, exclusive licenses or class licenses. One example of this type of license is the PNETS license that is granted to a mobile virtual network operator or an Internet service provider.

Spectrum allocation

The Telecommunications Authority has the power to allocate frequencies and bands of frequencies in all parts of the radio spectrum used in Hong Kong, and he is obligated to promote the efficient allocation and use of the radio spectrum as a public resource of Hong Kong. The title to all radio frequencies remains with the Hong Kong government.

When the Telecommunications Authority grants a mobile carrier license, he will simultaneously allocate to the licensee a particular band of frequency on the radio spectrum to be used for the provision of the mobile telecommunications services. Under the terms of the existing 2G licenses, the Telecommunications Authority has the right to require the licensees to stop using the allocated frequencies, if he or she is of the view that the licensees are not making efficient use of the allocated frequency.

OFTA recently announced in a consultation paper an intention not to renew licenses of two carriers, including the PRS license granted to Hutchison Telephone in respect of its CDMA mobile services, when the licenses expire in November 2005. In place of the vacated band of frequencies, OFTA proposed to use part of it to offer to the market a new mobile license. While OFTA will not mandate technology in the issue of the new license, it notes the spectral efficiency that can be achieved by adopting the CDMA2000 standard, which is a CDMA wireless technology not used in Hong Kong. We are vigorously opposing OFTA’s proposal and will strenuously pursue renewal of the license.

OFTA has reiterated its proposal to levy a spectrum utilization fee on existing mobile telecommunications operators currently holding GSM/PCS licenses, who, unlike the 3G license holders, have no such payment obligations, if these mobile telecommunications operators exercise their rights of first refusal to obtain the new mobile carrier licenses upon expiration of their existing GSM/PCS licenses. The Telecommunications Authority has proposed that this fee be calculated as a percentage of network turnover, similar to the calculation of the obligation on 3G license holders. However, for an initial period from the date of the new mobile carrier licenses to January 1, 2010, the holders of these licenses will be subject to a spectrum utilization fee that will be structured differently from that for the 3G license holders in order to minimize the impact it will have on their operating costs. This differential treatment will be removed on January 1, 2010. The first consultation paper was issued on August 1, 2003 with the consultation period ending on October 2, 2003. The second consultation paper was issued on March 19, 2004, and the consultation period ended on June 19, 2004.

If we are unable to renew the PRS license for our CDMA service we may have to incur significant costs to discontinue the related network operations and exit related agreements.

Licenses

Hutchison Telephone uses GSM and CDMA network technologies for its 2G operations. It holds three 2G licenses for Hong Kong. On November 20, 1992, OFTA awarded Hutchison Telephone a PRS license (No. 010) for GSM services in the 800/900 MHz radio spectrum band and a PRS license (No. 009) for CDMA services in the 800/900 MHz radio spectrum band. Both licenses were originally for 10 years, and were extended for a further three years on October 22, 2001 and will expire on November 20, 2005. Hutchison Telephone was awarded a 10-year PRS license (No. 058) for PCS services in the 1800 MHz radio spectrum band, the term of which began on September 30, 1996 and will expire on September 30, 2006.

Each of these licenses contains conditions which require the licensee, among other things, to:

•	at all times during the term of the license, operate, maintain and provide the licensed services in a manner satisfactory to the Telecommunications Authority;

•	operate its apparatus only on such radio frequencies as the Telecommunications Authority may assign to it; and

•	not to enter into any agreement or arrangement which in any way prevents or restricts competition in relation to the operation of the licensed services or any other telecommunications services licensed by the Telecommunications Authority.

These conditions are currently in force and effect.

The Telecommunications Authority has issued two consultation papers on licensing of mobile telecommunications services upon the expiration of existing 2G licenses. The first paper was issued on August 1, 2003 and the second paper was issued on March 19, 2004. In the second consultation paper, the Telecommunications Authority put forward the following proposals:

•

offering to the nine incumbent licensees, including Hutchison Telephone, which provide GSM and PCS services the right of first refusal to obtain the new mobile carrier licenses. Upon exercising this right, the incumbent licensees will be granted the new mobile carrier licenses on the expiration date of their existing licenses. Under the new licenses, the licensees will be required to pay spectrum utilization fees, which do not currently apply to their existing 2G licenses. For an initial period from the date of the license to January 1, 2010, the holders of the new mobile carrier licenses will be subject to a spectrum utilization fee, which will be structured differently from that for the 3G licensees in order to minimize the impact it will have on their operating costs. This differential treatment will be removed on January 1, 2010. In addition, from this date, each mobile carrier licensee which exercises the “right of first refusal” will be subject to the same open network access regime that is currently applied to the 3G licensees. In other words, they will be required to make available up to 30% of their network capacity for use by non-affiliated service providers; and

•	not offering to Hutchison Telephone, as the holder of the PRS license for CDMA services, and CSL, as the holder of the PRS license for TDMA services, the same right of first refusal to obtain the new mobile carrier licenses upon the expiration of their existing licenses.

The public consultation period ended on June 19, 2004. As the Telecommunications Authority has not reached a decision, we have not made any definitive decision. However, we will vigorously pursue all of our rights and entitlements in respect of the renewal of these licenses.

On October 22, 2001, Hutchison 3GHK obtained a 3G license in the 1900-2200-MHz radio spectrum band for Hong Kong. The term of the license is 15 years, commencing from October 22, 2001. The license requires Hutchison 3GHK to roll out and maintain its network so as to cover an area where at least 50% of Hong Kong’s population lives by no later than December 31, 2006. If Hutchison 3GHK fails to fulfill the network roll-out obligation, this would amount to a breach of its license condition. Under the Telecommunications Ordinance, the Telecommunications Authority may impose a financial penalty not exceeding HK$200,000 for the first breach, HK$500,000 for the second breach and HK$1 million for any subsequent breach. If the Telecommunications Authority considers the financial penalty to be inadequate for a breach, the Telecommunications Authority may apply through the courts for a financial penalty of a sum not exceeding 10% of the turnover of the licensee in the relevant telecommunications market in the period of the breach, or HK$10 million, whichever is the higher, to be imposed on the licensee. The Telecommunications Authority also has the power under this legislation to suspend, cancel or withdraw a license for a breach of any license condition. However, the Telecommunications Authority must not exercise these powers, unless such exercise is in all the circumstances of the case proportionate and reasonable in relation to the breach.

The Hong Kong government has introduced an open network access framework, under which Hutchison 3GHK and other 3G licensees have to make available up to 30% of the capacity of their networks for use by non-affiliated mobile virtual network operators and service providers. The network capacity is determined as the sum of the capacities of the installed base station equipment plus the extra capacity that can reasonably be deployed through the addition or reconfiguration of base station equipment in a prescribed period of time. However, this does not impose an obligation on the licensees to deploy additional carriers or base station sites. For the first five years of the term of the license, Hutchison 3GHK is required to pay an annual spectrum utilization fee of HK$50 million. For the remaining years, the annual spectrum utilization fee will be the higher of 5% of its network turnover or a progressively increasing prescribed flat fee (starting from HK$60,124,000 for the sixth year). 3G licenses require operators to adopt separate accounts for their network and service operations. However, the Telecommunications Authority has not yet published a manual to provide such guidance.

On August 6, 2004, the Telecommunications Authority issued an industry consultation paper in respect of the guidelines on the principles and methodologies for the interconnection charges to be imposed by 3G licensees under the ONA framework.

In addition to the above licenses, we also hold the following licenses in relation to our mobile telecommunications business:

•	a PNETS license (No. 775) obtained by Domain Five Enterprises Limited on December 1, 2001;

•	a PNETS license (No. 1088) obtained by Hutchison Telephone on September 5, 2003;

•	a PNETS license (No. 1130) obtained by Hutchison 3GHK Services on March 18, 2004;

•	a Radio Dealers (Unrestricted) License (No. 010597) obtained by Hutchison 3GHK Services on May 20, 2004;

•	two Radio Dealers (Unrestricted) licenses (Nos. 7674 and 7729) obtained by Hutchison Telephone on April 17, 2000 and May 20, 2000, respectively; and

•	a PRS license (No. 017) (Trunking) obtained by Hutchison Telephone on February 1, 1995.

The term of each of these licenses is one year and renewable annually, apart from the PRS license (No. 017), which has a 10-year term, subject to payment to the Telecommunications Authority of the relevant renewal fees on or before the respective expiration dates of these licenses.

On June 30, 1995, OFTA awarded Hutchison Global Communications an FTNS license to provide fixed-line telecommunications network services in Hong Kong. The license is valid for 15 years from June 30, 1995 and, at the discretion of the Telecommunications Authority, may be renewed for such further period not exceeding 15 years as the Telecommunications Authority thinks fit. The license authorizes Hutchison Global Communications to offer basic voice services, data services, integrated services digital network, or ISDN, which supports the transmission of voice, data and images over conventional telephone lines, fast packet switch and intelligent network services. The license contains conditions, which require Hutchison Global Communications, among other things, to:

•	at all times during the term of the license, operate, maintain and provide a good, efficient and continuous service in a manner satisfactory to the Telecommunications Authority;

•	provide the licensed services on its published terms and conditions and at the published tariff;

•	comply with the interconnection requirements; and

•	not engage in any conduct which, in the Telecommunications Authority’s opinion, has the purpose or effect of preventing or substantially restricting competition in the operation of the licensed service or in any market for the provision or acquisition of a telecommunications installation, service or apparatus.

In addition to the FTNS license, we also hold the following PNETS licenses in relation to our fixed-line telecommunications business:

•	a PNETS license (No. 238) obtained by Hutchison MultiMedia Services Limited on July 25, 1996;

•	a PNETS license (No. 904) obtained by PowerCom Network Hong Kong Limited on November 28, 2001; and

•	a PNETS license (No. 1027) obtained by Hutchison GlobalCentre Limited on January 9, 2003.

The term of each of these licenses is one year and renewable annually, subject to payment to the Telecommunications Authority of the relevant renewal fees on or before the respective renewable date of these licenses.

Key industry regulatory issues

Interconnection

The Telecommunications Authority may prescribe interconnection obligations or otherwise attach them to a license as conditions. Additionally, OFTA has provided statements setting out configuration and principles for interconnection arrangements. The Telecommunications Authority also has the power to determine the terms and conditions of interconnection which may include any technical, commercial and financial terms and conditions as the Telecommunications Authority considers fair and reasonable.

Fixed-line interconnection

The interconnection obligations under an FTNS license requires the license holder to:

•	interconnect its fixed-line network with other licensed fixed networks and, where directed by the Telecommunications Authority, other licensed telecommunications networks and services;

•	use all reasonable endeavors to ensure interconnection is carried out promptly, efficiently and at charges that are reasonable; and

•	provide facilities and services reasonably necessary for prompt and efficient interconnection.

Interconnection charges are differentiated according to the type of interconnection and thereafter by reference to detailed interconnection charging principles found in a statement issued by OFTA on June 10, 1995, as revised on November 18, 1997, March 18, 2002 and July 6, 2004. Fixed-line interconnection is divided into two types based upon the physical modes of interconnection as follows:

•	Type I—interconnection between network gateways; and

•	Type II—interconnection at a point on the local loop.

On May 23, 2003 and December 16, 2003, the Hong Kong government issued two consultation papers in relation to Type II Interconnection entitled “Review of the Regulatory Policy for Type II Interconnection” and “Review of the Regulatory Policy for Type II Interconnection: Analysis of Comments Received, Preliminary Conclusions and Further Consultation,” respectively. The second consultation ended on March 2, 2004.

On July 6, 2004, the Hong Kong government announced its conclusion on the review of Type II interconnection policy. It has decided to withdraw Type II interconnection policy for local fixed-line telecommunications services at the telephone exchange level in order to promote investment and consumer choice in high bandwidth customer access networks in telecommunications. The withdrawal will be implemented in an orderly manner on a building-by-building basis and will apply to buildings already connected to at least two self-built customer access networks. The withdrawal will be fully implemented across the territory by June 30, 2008; thereafter mandatory Type II interconnection will be maintained as a safety net in buildings in which it is not technically feasible or economically viable for an operator to roll out its customer access network. In addition, Type II interconnection will continue to be maintained in respect of copper-based local loops at the street level and copper wires of in-building systems, as indicated by the Telecommunications Authority in its statement issued on the same day.

As we have already deployed our own fiber-optic network throughout much of Hong Kong, we believe that this development will assist in consolidating our competitive position with respect to other providers of fixed-line telecommunications services who consider the costs of deploying their own network prohibitive. This development also introduces the potential for us to be presented with additional revenue opportunities from other fixed-line operators that decide not to deploy their own fixed-line networks.

Mobile interconnection

Mobile interconnection obligations are provided for in the special conditions of PRS/mobile carrier licenses. These conditions generally require licensees to interconnect with other telecommunications networks and services when so directed by the Telecommunications Authority.

External gateway and local network interconnection

Hutchison Global Communications operates a number of external gateways to connect to overseas telecommunications carriers via submarine and overland cables. The external gateways are connected to the local PSTN by backhaul cables. Hutchison Global Communications has concluded bilateral agreements with more than 40 overseas telecommunications operators on routing of external traffic to and from Hong Kong. Hutchison Global Communications uses its external gateways to deliver its IDD and international bandwidth services as well as to support wholesale business for other external telecommunications services licensees and overseas telecommunications operators.

Tariff setting

The Telecommunications Ordinance does not contain any express provisions regulating retail tariffs or setting principles as to initial tariffs. It does, however, require licensees to publish its tariffs in accordance with the requirements of its license or directions issued in writing by the Telecommunications Authority, and licensees which are dominant in any particular market will need to have their initial or revised tariffs approved. Published tariffs should include:

•	the terms on which the telecommunications service is provided;

•	a description of the service;

•	details of any discounts, allowances, rebates or credits given or allowed on the supply of the service;

•	the supply of goods or other services related to the service;

•	the payment for goods or other services related to the service; and

•	any other relevant information that the Telecommunications Authority considers necessary as a part of the terms and conditions.

The general conditions of an FTNS fixed carrier license set out a more stringent framework. Without the written permission of the Telecommunications Authority, a fixed carrier licensee which is dominant in a particular market is not permitted to bundle or combine a number of telecommunications services into a single tariff without also offering to its customers the same services separately at individual tariffs.

The Telecommunications Ordinance also provides that the SCIT may by regulations provide for a fixed carrier licensee, who is in a dominant position in a telecommunications market, to be subject to the price control measures that the SCIT determines on the advice of the Telecommunications Authority. Currently PCCW-HKT is considered a dominant telecommunications operator in certain parts of the fixed-line market.

Duties to end customers

Security of customer information

The protection of customer information may be prescribed for or attached to a license as a condition, and such condition requires the licensee not to disclose information relating to a customer without the consent of the customer. There are exceptions to this obligation in relation to the prevention or detection of crime or the apprehension or prosecution of offenders, or as may be authorized by or under any law. Furthermore, the licensee must not use information provided by its customers or obtained in the course of provision of service to its customers other than for the provision of the licensed service.

A licensee may also be required to prepare a customer charter which sets out the minimum standards of service to the licensee’s customers and gives guidance to the employees of the licensee on their relations and dealings with customers.

Misleading or deceptive conduct

On May 21, 2003, the Telecommunications Authority issued a statement setting out the guidelines on section 7M of the Telecommunications Ordinance. This section prohibits a licensee from engaging in misleading or deceptive conduct in the telecommunications market. The guidelines outline the Telecommunications Authority’s approach in determining when a particular conduct of a licensee is misleading or deceptive. The guidelines provide a number of examples of conduct that typically raise the Telecommunications Authority’s concerns. Some of the examples are as follows:

•	advertising puff;

•	misrepresentations;

•	silence or deception by omission;

•	false predictions;

•	fine print disclaimers and qualifications;

•	unsolicited goods or services and opt-out clauses; and

•	inaccurate comparative advertising.

The Telecommunications Authority may initiate an investigation against a licensee or do so upon receiving a complaint. If a licensee is found to be in breach of section 7M, the Telecommunications Authority may impose various penalties, including financial penalties, corrective advertising and warnings. In addition, a person may sue for damages or obtain an injunction or other appropriate remedy, order or relief against a licensee, if he or she suffers loss or damage due to that licensee’s breach of the prohibition.

Infrastructure sharing

The Telecommunications Authority may, if it reasonably forms the opinion that it is in the public interest, require that certain types of facilities ought to be provided, used or shared by more than one licensee. In such cases, the requirement of network co-ordination may be prescribed for, or attached as, a license condition. Prior to forming any opinion and issuing such a direction, the Telecommunications Authority will provide a reasonable opportunity for the licensee, PCCW-HKT, and any other interested parties to make representations on the matter to the Telecommunications Authority.

Where an FTNS licensee, PCCW-HKT, or another person authorized by the Telecommunications Authority reasonably requests to share a facility, the licensee shall try to come to an agreement with the requesting party on the terms and conditions, including but not limited to providing for fair compensation to the licensee for the provision, use or sharing of any such facility. If an agreement cannot be reached within a reasonable time, the Telecommunications Authority may determine the terms and conditions.

In connection with our fiber-optic network connected to customer buildings, we are not currently subject to any infrastructure sharing requirements.

Competition

Following the liberalization of Hong Kong’s local fixed telecommunications network services market in January 2003, all sectors of the telecommunications market, local and external, services- based and facilities-based, are open to competition.

Competition in Hong Kong is also enhanced by number portability. Hong Kong offers full portability of telephone numbers for fixed-line telephone users. In addition, the portability of mobile phone numbers was introduced in March 1999.

The Telecommunications Ordinance contains provisions prohibiting anti-competitive conduct. A licensee in a dominant position in a telecommunications market must not abuse its position nor discriminate between persons who acquire the services in the market on the basis of charges or the conditions of supply.

On December 23, 2003, OFTA published a second consultation paper on the draft guidelines on the interpretation and application of the competition provisions of section 7P of the Telecommunications Ordinance. The guidelines are intended to provide practical guidance on the Telecommunications Ordinance concerning mergers and acquisitions, which are defined as “changes in relation to carrier licensees.” The guidelines are also intended to explain how the Telecommunications Authority will apply and enforce the provisions of section 7P and, in particular, to specify the matters it will take into account when deciding whether any merger or acquisition has, or is likely to have:

•	the effect of substantially reducing competition in a telecommunications market; and

•	a benefit to the public that outweighs any detriment to the public that is, or is likely to be, constituted by any such effect.

The final guidelines were issued on May 3, 2004, and section 7P together with other related provisions came into effect on July 9, 2004.

On February 28, 2004, OFTA published a consultation paper on the draft guidelines relating to anti-competitive conduct in Hong Kong telecommunications markets. These guidelines are intended to deal with anti-competitive conduct by licensees as regulated by sections 7K, L and N of the Telecommunications Ordinance. The new guidelines will replace the Guidelines to Assist the Interpretation and Application of the Competition Provisions of the FTNS License issued in June 1995. The consultation period ended on May 24, 2004.

Regulatory enforcement

The Telecommunications Authority may at any time revoke a license or vary the conditions thereof by a notice served in writing on the licensee or by a notice published in the Government Gazette. Additionally, the Telecommunications Authority may impose a fine on a licensee where the licensee breaches any of its license conditions, any provision of the Telecommunications Ordinance or any regulation made thereunder or any direction issued in respect of the licensee by the Telecommunications Authority. If any person is aggrieved by a decision of the Telecommunications

Authority with regards to competition matters, an appeal may be made to the Telecommunications (Competition Provisions) Appeal Board.

However, in October 2001, when we obtained our 3G license, we agreed with the Telecommunications Authority to have each of our 2G licenses varied by adding to these licenses a special condition on domestic roaming. This special condition requires Hutchison Telephone to allow a 3G mobile telecommunications operator, who is not a 2G mobile telecommunications operator and does not have a related 2G mobile telecommunications operator within its group of companies, to roam on its 2G networks in so far as such roaming is technically feasible, on request by that mobile telecommunications operator or as directed by the Telecommunications Authority.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that our group is not in breach of any of our telecommunications license(s), which would have a material adverse effect on the continuity of our operations in Hong Kong.

Technical standards

The Telecommunications Authority may prescribe, or attach to a license as a condition, standards and specifications of telecommunications networks, systems, installations, customer equipment and services. It may also prescribe conditions relating to other non-telecommunications equipment generating, deliberately or incidentally, radio frequency energy that may cause interference to telecommunications networks, systems, installations, customer equipment and services or relating to non-telecommunications equipment that may suffer interference from telecommunications networks, systems, installations, customer equipment and services. Before prescribing standards and specifications, the Telecommunications Authority must carry out such consultation with the telecommunications industry as is reasonable in all the circumstances of the case.

Universal Service Obligation

PCCW-HKT is required under its license to provide good, efficient and continuous basic telecommunications services at reasonable cost on a non-discriminatory basis to all persons in Hong Kong. This obligation is set out in detail in the special conditions of PCCW-HKT’s FTNS license. PCCW-HKT is entitled to receive a contribution (Universal Service Contribution) from other telecommunications operators to assist it in meeting its Universal Service Obligation.

The Universal Service Contribution is defined as “a sum calculated in accordance with a formula adopted annually by the Telecommunications Authority to ensure that PCCW-HKT, where it has a Universal Service Obligation, and any other licensee with such an obligation, as the case may be, receives a fair contribution from providers of external telecommunications services towards the costs, net of attributable revenues, of serving customers with basic service who would otherwise not be served because it is not economically viable to do so but who are required to be served under the Universal Service Obligation.”

World Trade Organization commitments

Hong Kong is a signatory to the WTO Basic Telecommunications Agreement. The WTO Basic Telecommunications Agreement is built upon the Annex on Telecommunications, part of the General Agreement on Trade in Services, itself a component of the Uruguay Round Final Act. The Annex requires WTO members to ensure that all service suppliers seeking to take advantage of scheduled commitments have reasonable and non-discriminatory access to the use of public basic telecommunications networks and services. Hong Kong has lodged a schedule of specific commitments in connection with its telecommunications industry, and at the time of such lodgement, included certain limitations on market access, including: (1) the issuance of four licenses for local fixed network services; (2) the prohibition of public external telephone services; and (3) possible restrictions on connection to the public-switched telephone network for self-provision of external satellite circuits and virtual private network service. The Hong Kong government is currently involved in the latest round of WTO negotiations, the objectives of which include, among other things, achieving progressive liberalization of the telecommunications services sector.

Closer Economic Partnership Arrangement

The Closer Economic Partnership Arrangement, or CEPA, is a trade arrangement between the Hong Kong Special Administrative Region of the People’s Republic of China and mainland China signed in June 2003.

As from October 1, 2003, Hong Kong fixed-line and mobile telecommunications service suppliers are allowed to set up joint ventures in mainland China to provide the following five types of value-added telecommunications services: (1) Internet data center services; (2) store and forward services; (3) call center services; (4) Internet access services; and (5) content services.

CEPA provides that the Hong Kong service suppliers’ shareholding in the joint venture enterprises engaging in the value-added telecommunications services should not exceed 50%. No geographical limitation will be enforced on such joint ventures.

On June 15, 2004 and June 25, 2004, Hong Kong’s Trade and Industry Department issued to Hutchison MultiMedia Services Limited and Hutchison Telecom, respectively, a “Certificate of Hong Kong Service Supplier,” which serves to prove to the relevant authorities of the People’s Republic of China that they are Hong Kong service suppliers that can participate in CEPA.

India

Overview

In December 1991, the Indian government began opening up the telecommunications industry by inviting bids from private mobile telecommunications operators, or service providers, as they are known in the Indian context, to provide services in the four metropolitan cities of Mumbai, Delhi, Kolkata and Chennai. In January 1995, the Indian government invited tenders from private mobile telecommunications operators, with no more than 49% foreign ownership to provide services in 18 service areas, excluding the four metropolitan areas. The service areas were classified into three categories (‘A’ through ‘C’) based principally on their revenue-generating potential, with the Category ‘A’ service area having the highest revenue potential. In 1994, the Indian government invited bids from Indian companies for providing basic (fixed-line) services in 21 service areas.

In March 1999, the Indian government announced the New Telecommunications Policy 1999, or NTP 1999, which permitted basic and mobile telecommunications operators to migrate from a fixed license fee regime to a revenue sharing arrangement. It also permitted unlimited competition in basic services and entry of an additional private mobile telecommunications operator in all of the existing mobile service areas. In October 1999, the Department of Telecommunications of India, or DoT, was bifurcated into two departments: the DoT, which performs the role of licensor and policy maker, and the Department of Telecom Services of India, which was to function as the telecommunications operator. The Department of Telecom Services was transformed from a government department into a limited liability company in October 2000 as a new entity—BSNL, which provides telecommunications services in the entire country except in Delhi and Mumbai, where MTNL is the Indian government’s controlled telecommunications operator. As per the recommendation of NTP 1999, the Indian government announced the guidelines for unlimited competition in basic services and the bidding process for the award of one additional mobile license to a fourth telecommunications operator in the mobile service areas. Subsequently, licenses were awarded by the Indian government to the selected bidders.

In January 2001, based on the recommendations of the Telecommunications Regulatory Authority of India, or the Telecom Regulatory Authority, the Indian government issued guidelines to permit basic telecommunications operators to provide limited mobility services using wireless local loop, or WLL technology, within specified short distance calling areas in which the subscriber is registered. In October 2003, the Telecom Regulatory Authority recommended to the Indian government that basic telecommunications operators providing limited mobility services using WLL technology pay a specified amount as additional entry fee.

In November 2003, NTP 1999 was amended to include the following categories of licenses for telecommunications services:

•	a unified license for telecommunications services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and

•	a license for unified access (basic and mobile) services, or UAS License, permitting the licensee to provide basic and/or mobile services using any technology in a defined service area.

In connection with UAS Licenses, guidelines were issued by the Indian government in November 2003. There is no limitation on the number of UAS Licenses that can be granted in any service area. With respect to unified licenses for all telecommunications services, the Indian government has not yet issued guidelines and it is uncertain when such guidelines will be issued. However, the Telecom Regulatory Authority issued a consultation paper in March 2004 discussing the framework for a unified licensing regime and proposed charges, fees, operational conditions and guidelines.

TRAI Act, 1997

The Telecom Regulatory Authority was established in 1997 and is an autonomous body with quasi-judicial powers to regulate telecommunications services in India.

The regulatory functions of the Telecom Regulatory Authority, as specified by the Telecom Regulatory Authority of India Act, 1997, or the TRAI Act, fall within two broad categories—recommendatory and mandatory.

The principal recommendatory functions of the Telecom Regulatory Authority may be exercised either on its own initiative or on request from the licensor on matters ranging from introduction of new telecommunications operators, terms and conditions of licenses to be awarded to telecommunications operators, revocation of licenses, measures to facilitate competition and promote efficiency in the operation of telecommunications services, measures for the development of telecommunications technology, efficient management of the available spectrum and any other matter related to the telecommunications industry.

The recommendations of the Telecom Regulatory Authority in respect of all of the matters referred to above are not binding upon the Indian government. The principal mandatory functions of the Telecom Regulatory Authority include fixing tariffs, ensuring compliance with the terms and conditions of licenses, fixing the terms and conditions of interconnection arrangements between telecommunications operators, ensuring technical compatibility and effective interconnection between different telecommunications operators, regulating revenue-sharing arrangements among telecommunications operators, ensuring effective compliance of universal service obligations, establishing standards of quality of service to be provided by telecommunications operators and ensuring the quality of service, periodically surveying such service in order to protect the interests of the consumers and establishing and ensuring the time period for providing local and long distance services between telecommunications operators.

The Telecom Regulatory Authority’s recommendations and regulations are usually made after a consultative process that includes inviting comments from the public and discussions with interested persons. Normally, in respect of any proposed recommendation or regulation, the Telecom Regulatory Authority conducts a study and prepares a detailed consultation paper based on the study. This consultation paper is then made public, comments are invited and discussions held with interested persons.

The Telecom Regulatory Authority also has the authority to levy fees and other charges at such rates and in respect of such services as it may determine, and to perform such other functions, including administrative and financial functions, as may be entrusted to it by the Indian government or as may be necessary to implement the provisions of the TRAI Act.

The Telecom Disputes Settlement and Appellate Tribunal of India, or TDSAT, was established in 2000 pursuant to the Telecom Regulatory Authority of India (Amendment) Act, 2000. TDSAT has been granted powers to adjudicate any dispute between a licensor and a licensee, between two or more telecommunications operators, and between a telecommunications operator and a group of consumers. TDSAT also has the jurisdiction to hear and dispose of appeals against any direction, decision or order of the Telecom Regulatory Authority. Decisions of TDSAT are appealable to the Supreme Court of India on one or more specified grounds.

Regulations governing mobile operations

Initial licensing phase and NTP 1999

The terms of the licenses awarded by the DoT pursuant to tenders invited by the DoT in January 1995 provided for two telecommunications operators per metropolitan area and per service area, and the requirement for the mobile telecommunications operators to interconnect through the basic services networks of BSNL and MTNL. The Indian government reserved the right to provide mobile telecommunications services in each metropolitan area and service area through MTNL or the DoT (now BSNL).

Mobile telecommunications services were introduced in India on a commercial basis in four metropolitan areas during 1995 and in most of the other service areas between 1996 and 1998. As a result of the difficulties faced by licensees under the initial telecommunications licensing regime, the Indian government announced the NTP 1999 in March 1999. NTP 1999 envisaged a shift from the fixed annual fee to a revenue sharing arrangement for payment of license fees by the private mobile telecommunications operators to the Indian government, extension of the initial license period from 10 to 20 years and the entry of a fourth mobile telecommunications operator through a bidding process. NTP 1999 permitted DoT (now BSNL) and MTNL to provide mobile telecommunications services as the third mobile telecommunications operator in those areas where they were providing basic telecommunications services. NTP 1999 envisaged that licenses would be issued in the future to additional mobile telecommunications operators in a service area, based on the Telecom Regulatory Authority’s recommendations from time to time on the availability of the spectrum, optimal use of spectrum, market demand, competition and public interest.

Fourth Service Provider Guidelines

In January 2001, the Indian government announced guidelines for the fourth mobile telecommunications operator to provide mobile telecommunications services in the country. The guidelines envisaged a non-exclusive license for a period of 20 years (thereafter extendable by 10 years) in the 1800-MHz frequency range. While issuing the license, the Indian government stipulated minimum paid-up capital and net worth requirements for the bidder and the promoters in respect of each category of service area. The guidelines stipulated that a company was not permitted to have an interest in more than one bidder company for the same service area, and the existing licensees were not permitted to bid for the same service area. The Indian government also prescribed minimum roll-out obligations for the fourth mobile telecommunications operator.

Pursuant to these guidelines and the resulting bidding process, Hutchison Essar South Limited has been awarded licenses in Karnataka, Andhra Pradesh and Chennai service areas. For further details regarding the terms of these licenses, see “—Licenses.”

Revenue sharing percentage

On the basis of NTP 1999, in July 1999, the Indian government gave the existing mobile telecommunications operators the option to migrate from the fixed annual license fee regime to a revenue share regime with a one-time entry fee. Under this migration package, the license fee payable by the existing licensee up to July 31, 1999 was treated as a one-time entry fee. From August 1, 1999, the license fee payable has been a percentage of the revenue earned under the license. The provisional license fee was fixed at 15% of gross revenues (as determined according to the license agreement with the DoT) for all categories of service areas.

Effective from April 1, 2004, mobile telecommunications operators in metropolitan areas and category ‘A’ service areas are now required to pay a license fee equal to 10% of adjusted gross revenues, or AGR, and mobile telecommunications operators in category ‘B’ and ‘C’ service areas are required to pay a license fee of 8% and 6% of AGR, respectively. Further, the first two mobile licensees in each of the non-metropolitan service areas (whether in category ‘A,’ ‘B’ or ‘C’) have been given additional reduction of two percentage points, subject to a minimum of 5% of AGR, for a period of four years effective from April 1, 2004. Accordingly, the license fee for such licensees in non-metropolitan service areas will be 8%, 6% and 5% in category ‘A,’ ‘B’ and ‘C’ service areas, respectively.

In addition to the license fee, the DoT has specified that an additional charge will be levied on mobile telecommunications operators for use of spectrum, depending upon the spectrum allotted. If the spectrum allotted is up to 4.4 MHz+4.4 MHz, the royalty charge will be 2% of AGR and if the spectrum allotted is up to 6.2 MHz+6.2 MHz, the royalty will be 3% of AGR. Additional spectrum, up to 10 MHz+10 MHz, may be assigned to mobile telecommunications operators who have a subscriber base of 500,000 or more. For this additional spectrum, if assigned, an additional charge of 1% of AGR will be levied. Thus the total spectrum charge to be paid by mobile telecommunications operators that have spectrum availability of up to 10 MHz+10 MHz would be 4% of their AGR. Mobile telecommunications operators who have a subscriber base of 1.2 million or more are entitled to apply for additional spectrum beyond 10 MHz+10 MHz. Under the current spectrum policy, each mobile telecommunications operator is entitled to spectrum up to 15 MHz+15 MHz per service area, although the allocation may be in smaller blocks and will depend on availability. Additional royalty for use of spectrum for point to point links and access links is also payable as specified by the Wireless and Planning Co-ordination Wing of the DoT.

Tariffs

Tariff ceilings are set by the Telecom Regulatory Authority pursuant to guidelines issued by it, and telecommunications operators are required to charge for services in compliance with such guidelines. Pursuant to the Telecommunication Tariff Order, 1999, or TTO 1999, the Telecom Regulatory Authority stipulated a maximum tariff that may be charged by mobile telecommunications operators. Tariff charges prescribed in the TTO 1999 have been revised by the Telecom Regulatory Authority from time to time and address matters such as rental and airtime charges, refund of deposits, installation charge, roaming and prepaid services.

In September 2002, the Telecom Regulatory Authority issued the twenty-third amendment to the TTO 1999, pursuant to which mobile telecommunications operators must specify a monthly rental and airtime charge per minute with a pulse duration of 30 seconds as a “Reference Tariff Package.” There can be a maximum of 25 alternative tariff plans, including both post-paid and prepaid tariff plans.

Pursuant to the thirtieth amendment to TTO 1999 in January 2004, all telecommunications operators are required to report any new tariff plan or changes to any tariff plan to the Telecom Regulatory Authority within seven days of implementation of such tariff plan. Service providers are further required to conduct “self-checks” to ensure consistency of their tariff plans with applicable regulations and regulatory principles, including non-discrimination and non-predation.

The Telecom Regulatory Authority has also clarified that the tariff specified should be a single amount, inclusive of the applicable interconnection usage charge.

Interconnection

NTP 1999 permitted mobile, basic, cable service and radio paging operators to interconnect and share infrastructure with any telecommunications operators within the same service area.

In December 2001, the Telecom Regulatory Authority issued the Telecommunications Interconnection (Charges and Revenue Sharing) Regulations, 2001, relating to arrangements among telecommunications operators for interconnection charges and revenue sharing.

In July 2002, the Telecom Regulatory Authority issued the Telecommunications Interconnection (Reference Interconnect Offer) Regulations, 2002, pursuant to which any mobile, basic, national long distance or international long distance telecommunications operators holding a 30% share of total activity in a licensed telecommunication service area is required to publish, with the approval of the Telecom Regulatory Authority, a reference interconnect offer describing the technical and commercial conditions for interconnection with other service providers. The reference interconnect offer is required to form the basis for all interconnection agreements executed with such telecommunications operator, provided that two parties by mutual agreement may modify the terms and conditions in the reference interconnect offer. A reference interconnect offer may be changed only with prior approval from the Telecom Regulatory Authority.

In January 2003, the Telecom Regulatory Authority issued the Telecommunication Interconnection Usage Charges Regulations, 2003, or the January 2003 Interconnection Regulations, in connection with interconnection charges and interconnection usage charges payable by one telecommunications operator to other telecommunications operators for usage of network for origination, carriage and termination of calls.

The January 2003 Interconnection Regulations introduced a “calling party pays” regime and prescribed cost-based interconnection usage charges for origination, carriage and termination of calls in a multi-telecommunications operator environment. The January 2003 Interconnection Regulations provided for a mobile termination charge for calls terminating on a mobile network (applicable on the same principles to fixed-line and fixed-line with limited mobility using WLL technology), and further specified that mobile telecommunications services providers could no longer charge subscribers for incoming calls. The January 2003 Interconnection Regulations also introduced the concept of access deficit charges, or ADCs, payable to basic services providers, to compensate them for certain revenue deficits arising from lower rentals and tariffs required to be charged by such telecommunications operators. In October 2003, the Telecom Regulatory Authority amended the January 2003 Interconnection Regulations and issued new regulations, referred to herein as the October 2003 Interconnection Regulations. The October 2003 Interconnection Regulations provide interconnection usage charges only for termination and carriage of calls. The October 2003 Interconnection Regulations also specify distinct access deficit charges for fixed-line, fixed-line with limited mobility using WLL technology and mobile telecommunications calls. The interconnection charges under the October 2003 Interconnection Regulations became effective as of February 1, 2004. All existing interconnection agreements were given until May 5, 2004 to conform to the October 2003 Interconnection Regulations and thereafter be submitted to the Telecom Regulatory Authority for registration.

Hutch India is accordingly in the process of amending all its interconnection agreements and registering these agreements with the Telecom Regulatory Authority .

Limited mobility using WLL technology

In January 2001, based on the Telecom Regulatory Authority’s recommendations, the Indian government issued guidelines to permit basic services providers to provide limited mobility services using WLL technology within the short distance calling area in which the subscriber is registered. India has been divided into approximately 2,650 short distance calling areas, with, typically, each township being a short distance calling area. COAI challenged this decision of the Indian government and filed an application before the TDSAT. COAI contended that the decision of the Indian government allowed the basic telecommunications operators to effectively provide mobile telecommunications services. TDSAT dismissed the COAI’s application, upon which COAI appealed to the Supreme Court. The Supreme Court asked TDSAT to reconsider its decision.

In August 2003, after considering facts relating to the issue of establishing a level playing field between the mobile telecommunications services providers and the basic services providers, TDSAT upheld the decision of the Indian government on the basis that limited mobility services using WLL technology would be in the best interest of the telecommunications sector and consumers in the country, as long as such service was provided as a value-added service under a basic services license. TDSAT, however, directed the Telecom Regulatory Authority to examine certain issues, including the levy of an additional entry fee on basic services providers in connection with the provision of limited mobility services using WLL technology. In October 2003, the Telecom Regulatory Authority recommended to the Indian government that basic services providers providing limited mobility services using WLL technology pay a specified amount as an additional entry fee.

Unified licensing

In November 2003, an amendment was issued to NTP 1999 to include the following categories of licenses for telecommunications services:

•	a unified license for telecommunications services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and

•	a license for unified access (basic and mobile) services, permitting the licensee to provide basic and/or mobile telecommunications services using any technology in a defined service area.

In connection with unified access (basic and mobile) services, detailed guidelines were issued by the Indian government in November 2003, referred to herein as the November 2003 Guidelines. Under the terms of the November 2003 Guidelines:

•	Existing mobile telecommunications services and basic telecommunications operators have the option to continue under the present licensing regime (with present terms and conditions) or migrate to a UAS license in existing service areas with existing allocated spectrum.

•	Telecommunications operators migrating to a UAS license will continue to provide mobile telecommunications services using existing spectrum allocated to them and no additional spectrum will be allocated on migration to a UAS license.

•	Mobile telecommunications operators will not be charged an additional entry fee for migration to a UAS license. For basic telecommunications operators, the entry fee for migration to the UAS license in a particular service area will be equivalent to the entry fee paid by the fourth mobile telecommunications operator in that service area, or the entry fee paid by the basic telecommunications operator itself, whichever is higher. While applying for migration to the UAS license, the basic telecommunications operator will pay the difference between the entry fee for the UAS license and the entry fee already paid.

•	Basic telecommunications operators who do not wish to migrate to the full mobility regime are required to pay only the prescribed additional fee for providing limited mobility services using WLL technology, with mobility confined strictly within the short distance calling area.

•	There is no limitation on the number of UAS licenses that can be granted in any service area, although availability of spectrum will limit the number of telecommunications operators who propose to provide mobile telecommunications services.

Hutchison Essar South Limited has been issued UAS licenses for Uttar Pradesh (West) and West Bengal service areas.

With respect to the unified license for telecommunications services, permitting licensees to provide all telecommunication/telegraph services in various geographical areas, the Telecom Regulatory Authority issued a consultation paper in March 2004 discussing the framework for the unified licensing regime and proposed charges, fees, operational conditions and guidelines. Detailed guidelines will be issued by the Indian government based on the outcome of the consultative process and the recommendations of the Telecom Regulatory Authority.

The most important impact of the UAS licensing regime is that holders of basic telecommunications licenses are now able to provide full mobile telecommunications services by migrating to the UAS license upon payment of an amount representing the difference between what the basic telecommunications license holders had paid for their basic license and what was paid by the recipients of the fourth license auctioned for that service area. As these basic telecommunications operators all had existing mobile spectrum in order to provide WLL services, they have the ability to immediately offer directly competitive mobile telecommunications services. In theory this introduces unlimited competition. However, the limited amount of spectrum available means there is a practical limit to the number of mobile licenses that can be issued. It is unlikely that there will be more than seven mobile telecommunications operators in each service area because of the limited spectrum range available for mobile telecommunications services (taking into account that BSNL/MTNL currently have both GSM and CDMA slots and the fact that equipment to provide mobile telecommunications services is manufactured for only certain bandwidths in the spectrum).

Finally, mobile telecommunications license holders have the option to convert to UAS licenses at no further cost. This would allow such mobile telecommunications operators to offer basic telecommunications services as well as mobile telecommunications services.

Transferability of telecommunications licenses

The license agreements for the provision of telecommunications services contain restrictions with respect to the transferability and merger of such licenses. For a description of the license terms, see “—Licenses.” However, based on the Telecom Regulatory Authority’s recommendations, in February 2004 the Indian government issued guidelines for the merger, acquisition and other restructuring of basic, mobile and UAS licenses in a given service area. Pursuant to these guidelines, mergers of the following categories of licenses will be permitted with the prior approval of the Indian government:

•	a mobile telecommunications license with another mobile telecommunications license;

•	a basic telecommunications services license with another basic telecommunications services license;

•	a UAS license with another UAS license;

•	a basic telecommunications services license with a UAS license; and

•	a mobile telecommunications services license with a UAS license.

The guidelines specify that mergers will be permitted subject to the condition that subsequent to the merger there continue to be at least three telecommunications operators for the relevant service in the particular service area. The guidelines clarify that in determining the number of telecommunications operators for a particular service in a given service area, UAS licenses will be counted separately with respect to each of the basic and mobile telecommunications services.

Further, the guidelines state that the Indian government will not permit mergers, acquisitions or other restructurings that lead to a single telecommunications operator holding a market share of 67% or more, based on the number of subscribers, in a given service area.

The merged entity will be entitled to the total amount of spectrum held by the merging entities, subject to the condition that subsequent to the merger the amount of spectrum will not exceed 15 MHz per telecommunications operator per service area in metropolitan areas and category ‘A’ service areas, and 12.4 MHz per telecommunications operator per service area in category ‘B’ and category ‘C’ service areas.

Communications Convergence Bill, 2001

In 2001, a Communications Convergence Bill, 2001, or the Convergence Bill, was introduced in the Indian Parliament to promote, facilitate and develop in an orderly manner the carriage and content of communications (including broadcasting, telecommunication and multimedia), to establish an autonomous commission to regulate carriage of all forms of communication and to establish an appellate tribunal.

The Convergence Bill lapsed before it could be enacted into an Act of Parliament. It is currently unclear whether this bill will be introduced again in Parliament.

Foreign ownership restrictions

In India, foreign investment in the telecommunications sector is regulated through the Indian government’s telecommunications industry policy under the Industrial Policy of India, or the Industrial Policy, and the Foreign Exchange Management Act, 1999, as amended, or FEMA. While the Industrial Policy prescribes the limits and the conditions subject to which foreign investment can be made in different sectors of the Indian economy, FEMA specifies similar limits as specified under the Industrial Policy and regulates the precise manner in which such investment should be made. Under the Industrial Policy, unless specifically restricted, foreign investment is freely permitted in all sectors of the Indian economy up to any extent and without any prior approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. When required, the government bodies responsible for granting foreign investment approvals are the Foreign Investment Promotion Board of the Government of India and the Reserve Bank of India.

The Industrial Policy permits investment by persons resident outside India in Indian operating companies providing basic telecommunications services, mobile telecommunications services, paging and value-added services, and global mobile personal communications by satellite of up to 49% of the outstanding capital of the operating company. Preference shares that are not convertible into equity shares will not be included in this 49% limit. Such permission is conditional on the operating company complying with the terms of the license granted to it. As described below, one of the terms of the license requires that management control of the licensee should be in Indian hands. An operating company as referred to herein is the licensee under a license agreement. The Industrial Policy specifies that an investing company in the infrastructure sector requires the prior approval of the Foreign Investment Promotion Board of the Government of India for investments by persons resident outside India and that the ceiling on such foreign investment is 49% of the outstanding capital of the company.

The Industrial Policy provides that in considering the aggregate foreign investment in an Indian operating company providing services in the infrastructure sector, only the direct investment in such company is considered for the prescribed foreign investment cap, and any foreign investment in an investing company is not set off against the prescribed cap, provided the foreign direct investment in such investing company does not exceed 49% and the management of the investing company is with the Indian owners.

The Indian government has been considering a proposal to allow foreign investment of up to 74% in Indian companies providing basic and mobile services. In July 2004, the finance minister of India announced the Indian government’s intention to increase the foreign investment limit in the telecommunications sector, as well as other sectors. However, the timing and the terms and conditions of this proposal are currently uncertain.

Management control in Indian hands

In addition to the ownership restrictions prescribed by the Industrial Policy, under the terms of the licenses issued by the Indian government to mobile telecommunications services providers, management control of the licensee is required to be in Indian hands. For further details, refer to “—Licenses” and “Risk Factors—Risks Relating to Markets Where We Operate. The application of several aspects of the existing regulations and policies on foreign ownership in India and other countries is unclear, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations.”

Competition

The Telecom Regulatory Authority regulates competition among telecommunications operators by recommending measures to facilitate competition and promote efficiency in the operation of telecommunications services. In addition, Indian companies are required to comply with the provisions of the Indian Monopolies and Restrictive Trade Practices Act, 1969, as amended, or the MRTP Act, which is currently the principal legislation regulating competition in India. The Indian Competition Act, 2002, as amended, or the Competition Act, received the assent of the President on January 13, 2002. The substantive provisions of the Competition Act will, however, only become effective from an appointed date to be notified by the Indian government in the Official Gazette in India. Effective from such appointed date, the Competition Act will replace the MRTP Act. The timing of the appointed date is currently uncertain.

The MRTP Act prohibits “restrictive trade practices,” or RTPs. An RTP is defined as a trade practice which has, or may have, the effect of distorting competition in any manner and in particular any trade practice that tends to:

•	obstruct the flow of capital or resources into the stream of production; or

•	bring about manipulation of prices, or conditions of delivery or affect the flow of supplies in the market relating to goods or services in such manner as to impose on consumers unjustified costs or restrictions.

The MRTP Act also lists certain types of trade practices that are deemed to be RTPs. All agreements that contain one or more provisions that are covered by the list of trade practices that are deemed RTPs are required to be registered with the Director General of Investigation and Registration within 60 days of the date of such agreements.

The Competition Act prohibits “anti-competitive agreements” and “abuse of dominant position.” The Competition Act also regulates “combinations.” These terms are defined specifically under the Competition Act.

In addition, under the licenses issued by the Indian government to mobile telecommunications services providers, the licensee is required to ensure that no single company/legal person, either directly or through its associates, holds substantial equity, i.e., equity of 10% or more, in more than one licensee in the same service area for the same service.

World Trade Organization Commitments

India is a signatory to the WTO Basic Telecommunications Agreement. The WTO Basic Telecommunications Agreement is based on the Annex on Telecommunications, which is part of the General Agreement on Trade in Services and is itself a component of the Uruguay Round Final Act. The Annex requires WTO members to ensure that all service suppliers seeking to take advantage of scheduled commitments have reasonable and non-discriminatory access to and the use of public telecommunications networks and services. India has lodged a schedule of specific commitments in connection with its telecommunications industry. India has taken certain exemptions from the “most favored nation” principle of non-discrimination between a member’s trading partners. These exemptions provide for measures, including the application of different accounting rates, for different operators/countries covered by (1) international telecommunications services agreements between Videsh Sanchar Nigam Limited and foreign telecommunications operators and (2) telecommunications agreements between the Indian government and the governments of neighboring countries consisting of Pakistan, Bangladesh, Nepal and Bhutan.

Licenses

Introduction

Hutchison Essar Telecom Limited, Hutchison Max Telecom Private Limited, Hutchison Telecom East Limited, Fascel Limited, Aircel Digilink India Limited and Hutchison Essar South Limited, collectively referred to herein as Hutch India, have 11 cellular mobile telecommunications service licenses and two unified access licenses to provide mobile services in 13 service areas and unified access services in two service areas, the details of which are given below:

State	Service Area	Name of Licensee
Delhi	Metropolitan Area	Hutchison Essar Telecom Limited
Mumbai	Metropolitan Area	Hutchison Max Telecom Private Limited
Kolkata	Metropolitan Area	Hutchison Telecom East Limited
Gujarat	Category A	Fascel Limited
Haryana	Category B	Aircel Digilink India Limited
Rajasthan	Category B	Aircel Digilink India Limited
Uttar Pradesh (East)	Category B	Aircel Digilink India Limited
Chennai	Metropolitan Area	Hutchison Essar South Limited
Karnataka	Category A	Hutchison Essar South Limited
Andhra Pradesh	Category A	Hutchison Essar South Limited
Punjab	Category B	Hutchison Essar South Limited
Uttar Pradesh (West)	Category B (UAS license)	Hutchison Essar South Limited
West Bengal	Category B (UAS license)	Hutchison Essar South Limited

Mobile telecommunications services licenses

A mobile telecommunications operator requires a license from the Indian government prior to providing mobile telecommunications services. The licenses specify, among other terms, the type of network system to be installed or type of services to be provided, the frequency spectrum allocated for the network system, the geographical region in which the licensee may provide the service, the license term and the fee payable by the license holder to the Indian government.

Mobile telecommunications services licenses for Delhi, Mumbai, Kolkata, Gujarat, Haryana, Rajasthan and Uttar Pradesh (East)

General

The mobile telecommunications services licenses held by Hutch India for the Delhi, Mumbai, Kolkata, Gujarat, Haryana, Rajasthan and Uttar Pradesh (East) service areas contain substantially similar terms. All licenses are non-exclusive and the Indian government reserves the right to grant additional licenses to private mobile telecommunications operators, without limitation as to number, after recommendations from the Telecom Regulatory Authority with respect to the timing and the terms of entry of a new mobile telecommunications operator.

Term and renewal

Each license is valid for an initial period of 20 years. The Delhi, Mumbai and Kolkata licenses expire in November 2014, the Haryana, Uttar Pradesh (East), Rajasthan and Gujarat licenses expire in December 2015. The licensor may extend the period of the license by 10 years at one time, upon the request of the licensee (provided such request is made during the 19th year of the license period), on mutually agreed terms. The decision of the licensor shall be final in respect of the grant of an extension.

Equity ownership and management control

The total foreign equity interest in the licensee companies cannot exceed 49% of their total issued equity. Changes in the Indian or foreign partners or their equity participation require prior approval of the licensor. Management control of the licensee must be in Indian hands.

Technology

The mobile telecommunications networks must conform to GSM standards.

License fee

The licenses require the payment to the Indian government of an annual license fee at the rate specified by DoT, as a percentage of AGR, which currently varies between 5% and 10%. This license fee must be paid quarterly in arrears to the Indian government with quarter to quarter adjustments.

Transferability

The licensee shall not, without the prior written consent of the licensor, assign or transfer its rights under the license to a third party, or enter into any agreement with any third party for sub-licensing, sub-leasing or partnership relating to any subject matter of the license.

Guarantees

The licensee is required to maintain performance bank guarantees of INR20 million for metropolitan service areas, INR200 million for Category ‘A’ service areas, and INR100 million for Category ‘B’ service areas, and half of these amounts in service areas where District Head Quarter (specified areas within the service area in respect of which the license is granted), or DHQ, coverage has been achieved. In addition, the licensee is required to maintain a financial bank guarantee of an amount equal to the estimated sum payable for two quarters of the license fee and other dues, not otherwise securitized. The fees and royalties for the use of spectrum and also for possession of mobile telecommunications equipment shall be separately securitized by a financial bank guarantee of equal amount valid for a period of one year renewable from time to time until final clearance of all such dues.

Roll-out obligations

The licenses require that at least 10% of the DHQs be covered within the first year of the license and 50% of the DHQs within three years for the Haryana Uttar Pradesh (East), Rajasthan and Gujarat service areas. The licenses for Mumbai, Delhi and Kolkata do not specify any roll-out obligations. Except as described below, Hutch India has completed its roll-out obligations in the relevant service areas. Aircel Digilink India Limited has been fined a total of INR30 million for failure to meet its roll-out obligations in the Rajasthan, Haryana and Uttar Pradesh (East) service areas. Aircel Digilink India Limited has now met its roll-out obligations, but is awaiting confirmation of this compliance from the regulators.

Modification

The terms and conditions of the licenses may be modified at any time by the licensor, if it is deemed necessary or expedient to do so in the interests of the general public, for the security or for the proper conduct of telecommunications services.

Termination

The licensor may at any time revoke or terminate the license upon the provision of 60 days’ notice in the case of Mumbai, Delhi, and Kolkota and 30 days’ notice in the case of Uttar Pradesh (East), Haryana, Rajasthan and Gujarat, if (i) the licensee fails to provide any or all of the services within the time period specified in the license, (ii) the licensee fails to perform any of its obligations, including timely payments, under the license, (iii) the licensee becomes bankrupt or otherwise insolvent, (iv) the licensee transfers the license to a third party without the prior written consent of the licensor, or (v) such revocation is deemed to be in the public interest. For a failure to perform or a breach of any obligation, a licensee is given a 30-day period (or such longer period as specified by the licensor) to cure such failure or breach.

Penalty

The terms of the license for Uttar Pradesh (East), Haryana, Rajasthan and Gujarat provide that in case of a default, the licensor may impose any penalty it deems fit. There are no equivalent provisions in the licenses for Mumbai, Delhi and Kolkata.

Expropriation

The licensor has the right to take over the entire services and networks or revoke, terminate or suspend the license in the interest of national security or in the event of a national emergency, war or low intensity conflict type of situations.

Competition

The licensee is required to ensure that no single company or legal person, either directly or through its associates, holds substantial equity, i.e., equity of 10% or more, in more than one licensee in the same service area for the same service. The licensee is further required to ensure compliance with the provisions of the MRTP Act.

Mobile telecommunications services licenses for Chennai, Karnataka, Andhra Pradesh and Punjab

General

The mobile telecommunications licenses held by Hutch India for the Chennai, Karnataka, Andhra Pradesh and Punjab service areas contain terms that are similar to those described above. Certain provisions that are different are summarized below.

Term and renewal

The licenses are valid for an initial period of 20 years. The Chennai, Karnataka and Andhra Pradesh licenses expire in September 2021 and the Punjab license expires in October 2021. If deemed expedient, the licensor may extend the period of the license by 10 years at one time, upon the request of the licensee (provided such request is made during the 19th year of the license period) on mutually agreed terms.

Technology

Technology must always be digital and based on standards issued by the International Telecommunication Union, Telecom Engineering Center or any other international standards organizations or bodies.

Guarantees

The licensee is required to maintain a financial bank guarantee of INR500 million and a performance bank guarantee of INR200 million in respect of each of the Chennai, Karnataka and Andhra Pradesh circles, and half of these amounts in circles where DHQ coverage has been achieved. In respect of the Punjab circle, the licensee is required to maintain a financial bank guarantee of INR 250 million and a performance bank guarantee of INR100 million. The amounts of the financial bank guarantee shall subsequently be revised to be the equivalent of the estimated sum payable annually towards the license fee and other dues not otherwise securitized. The licensee is permitted to reduce the value of the performance bank guarantee by 50% after the coverage criteria prescribed in the license are fulfilled.

Roll-out obligations

In respect of the Chennai service area, at least 90% of the service area is required to be covered within one year of the license. In addition, in each of the Karnataka, Andhra Pradesh and Punjab service areas, the licensee is required to cover at least 10% of the DHQs within the first year of the license and at least 50% of the DHQs within three years. Except as described below, Hutch India has completed all of the roll-out obligations under these licenses. The previous owner of the license currently held by Hutchison Essar South Limited was fined the maximum amount of INR10 million for failure to comply with the roll-out obligations in the Punjab service area. Although further breach is punishable by termination of the license, the DoT has taken no action in this respect and consented to the transfer of the Punjab license to Hutchison Essar South Limited in October 2003, after fining the previous owner for failure to meet roll-out obligations as part of the DoT’s consent to the transfer. Hutch India anticipates meeting the roll-out requirements in the Punjab service area by the end of 2004.

Unified access services license for Uttar Pradesh (West) and West Bengal

Hutchison Essar South Limited holds two licenses to provide unified access services in the Uttar Pradesh (West) and West Bengal service areas.

General

Hutchison Essar South Limited holds a license dated February 13, 2004 in respect of the Uttar Pradesh (West) service area and a license dated March 23, 2004 in respect of the West Bengal service area, to provide unified access services. Each license is granted on a non-exclusive basis. The Indian government has the right to grant additional licenses to private unified access services operators, without limit as to number, after recommendations from the Telecom Regulatory Authority with respect to the timing and the terms of entry of a new unified access services operator.

The licensee is required to commission service within one year from the date of the license.

Term and renewal

Each license is valid for an initial period of 20 years. The licensor may extend, if deemed expedient, the period of the license by 10 years at one time, upon the request of the licensee (provided such request is made during the 19th year of the license period) on mutually agreed terms.

Scope of services

The services that can be provided under the license cover collection, carriage, transmission and delivery of voice and/or non-voice messages over the licensee’s network in the service area and include all types of access services. The licensee is not permitted to provide services that require a separate license.

Equity ownership and management control

The license specifies the identities of the promoters/shareholders of the licensee company as of the date of the license agreement. The license requires the licensee to obtain prior permission of the licensor to effect any change in the foreign promoters or their equity participation. However, for a listed company, the license states that a transaction through a stock exchange will not be treated as a change in equity participation, unless it leads to a change in management control within the definition in the Indian Securities Exchange Board of India Act, 1992, as amended.

The total foreign equity in the paid-up capital of the licensee must not exceed 49% of the total equity. The licensee is required to ensure that management control is in Indian hands.

Competition

No single company or legal person may hold, either directly or through its associates, substantial equity, i.e., equity holding of 10% or more, in the same service area, for the same access service (basic, mobile or unified access).

Capital and net worth

The licensee is required to have a minimum paid-up equity capital of INR50 million and a combined net worth of INR4 billion and INR4.5 billion for Uttar Pradesh (West) and West Bengal, respectively.

License fee

This license fee must be paid quarterly in arrears to the Indian government with quarterly adjustments. The licensee is also required to pay an annual license fee of 8% of AGR. In addition to the license fee, the licensee is required to pay radio spectrum charges and royalties for the use of spectrum for point to point links and other access links as levied by the Wireless and Planning Co-ordination Wing of the DoT.

Guarantee

The licensee is required to maintain a financial bank guarantee of INR250 million and a performance bank guarantee of INR100 million. The amount of the financial bank guarantee shall subsequently be revised to be the equivalent of the estimated license fee payable for two quarters and other dues not otherwise securitized.

Termination

The licensor may at any time revoke or terminate the license upon the provision of 60 days’ notice if (i) the licensee fails to perform any of its obligations, including timely payments, under the license, (ii) the licensee goes into liquidation or is ordered to be wound up, (iii) the licensee transfers the license to a third party, (iv) the licensee fails to rectify, within the time prescribed, any defect as may be pointed out, (v) the licensee is recommended by the Telecom Regulatory Authority for termination of license due to non-compliance with the terms and conditions of the license, (vi) such revocation is deemed to be in the public interest or (vii) the licensee delays the provision of services beyond 52 weeks.

Suspension

The licensor has the right to suspend the license in whole or in part, at any time, if in the opinion of the licensor it is necessary or expedient to do so in the public interest, in the interest of security of the state or for the proper conduct of the service. No license fee is payable when the license is suspended.

Liquidated damages and penalty

The licensee is liable to pay liquidated damages of between INR500,000 and INR70 million (depending upon the number of weeks of delay) for failure to provide the service and/or failure to satisfy its roll-out obligations within the specified periods.

In addition to liquidated damages, the licensor may also impose a financial penalty of up to INR500 million for violation of the terms and conditions of the license agreement.

The provisions in respect of technology, roll-out obligations, modification, and expropriation and transferability are substantially similar to those contained in the mobile services licenses for Chennai, Karnataka, Andhra Pradesh and Punjab described above.

Hutchison Essar South Limited is still within the time period prescribed for meeting the roll-out requirements in the West Bengal and Uttar Pradesh (West) service areas, and currently is on schedule to meet those requirements.

Technical approvals

Approvals from the Wireless and Planning Co-ordination Wing of the DoT are required to be obtained for assignment of radio frequency channels (microwave link frequencies and frequencies for mobile telecommunications networks). In addition, clearance from the Standing Advisory Committee on Radio Frequency Allocation, or SACFA, is required for setting up cell sites. Certificates from the Telecommunications Engineering Center, or TEC, are also required for approving Point of Interconnect in mobile service areas.

Hutch India acquired the Punjab license in November 2003. The previous license holder had failed to meet any of the roll-out obligations, the first of which were to be met by October 2002, and in November 2003 paid the maximum fine payable under the license. Payment of such fine was a precondition to the DoT consenting to the transfer of the Punjab license to Hutch India. Hutch India is in the process of building its network in Punjab and is on target to meet the roll-out obligations under the Punjab license by December 2004.

While there is the possibility of the DoT taking steps to cancel the Punjab license for failure to meet roll-out conditions, Hutch India is of the view that implicit in the consent to transfer the Punjab license in November 2003 was the acknowledgement that Hutch India would be granted a reasonable time to meet the roll-out obligations. If called upon, Hutch India can demonstrate that it has taken all reasonable steps to complete the Punjab license roll-out obligations as soon as possible.

The DoT has not taken any steps to cancel the Punjab license nor has it entered into any correspondence with Hutch India in this respect. While there have been many other instances of private fixed-line and mobile telecommunications operators failing to meet roll-out obligations in India, there have not been any cases of licenses being cancelled for failure to do so and Hutch India does not anticipate its case will be treated any differently.

Except as otherwise disclosed in relation to the Punjab license, as of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any of our telecommunications license(s) which would have a material adverse effect on the continuity of our interests in India.

Israel

Overview

The Israeli telecommunications market continues to move to a more liberalized environment in which the mobile, international services, and domestic markets and infrastructure are gradually being opened to competition and in which government-owned monopolies are being privatized.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a license fee and associated costs totaling approximately NIS1,571 million (approximately US$359 million at the then exchange rate).

In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHz spectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was then amended to include the terms for the grant of the additional spectrum to Partner.

The cost of the license fees is NIS180 million (approximately US$41 million) for the GSM 1800 spectrum, payable in two installments and NIS220 million (approximately US$50 million) for the UMTS third-generation spectrum, payable in six installments. To date, Partner has paid NIS180 million (approximately US$41 million) and NIS131 million (approximately US$30 million) for the GSM 1800 MHz spectrum and the UMTS third-generation spectrum, respectively.

Under the terms of the amended license, Partner has provided a US$10 million guarantee to the State of Israel to secure its adherence to the terms of the license.

On February 18, 2004, the Minister of Communications appointed a tender committee for allocating additional spectrum bands to existing and new mobile telecommunications operators. In addition, the tender will include the possibility of granting a general license to a new mobile telecommunications operator. Under the tender, the Ministry of Communications will offer GSM 1800 MHz spectrum bands and UMTS third-generation spectrum bands.

Partner’s license may be extended for an additional six-year period upon request to the Ministry of Communications and confirmation being received from the Ministry that certain performance requirements have been met. Partner may also request renewal of its license for successive six-year periods thereafter, subject to regulatory approval.

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. The regulation provided a rate of 5% of Partner’s chargeable revenues in 2001, 4.5% in 2002 and 4% in 2003, and currently provides a rate of 3.5% from 2004 and thereafter.

Regulation by the Ministry of Communications

The Ministry of Communications has the authority to amend the terms of any license and require Partner to submit details of any of its services for approval. Pursuant to Partner’s license, the Ministry of Communications must approve its standard agreement with customers, its prospective tariffs and the payments it charges subscribers. Partner has submitted its standard agreement to the Ministry of Communications for approval. The Ministry of Communications is still reviewing the agreement. In addition, Partner is required to inform the Ministry of Communications 30 days prior to the activation of certain specified types of services.

Partner’s license requires it to interconnect its mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq, the other mobile telecommunications operators and the international telecommunications operators in Israel. Conversely, Partner must allow other telecommunications operators to interconnect to its network. The Ministry of Communications, with the consent of the Minister of Finance, may also promulgate regulations to determine interconnect rates.

On July 29, 2004, Partner was notified by the Israeli Ministry of Communications that it is considering regulatory changes which, if adopted, would have a material adverse effect on Partner’s earnings and financial position. The changes under consideration by the Israeli Ministry of Communications include:

•	a reduction in the rate for network interconnection effective from January 1, 2005 from NIS0.45 per minute to NIS0.27 per minute and a further reduction from January 1, 2006 to a maximum rate of NIS0.151 per minute;

•	a reduction in the charge for termination of calls received by cellular operators from an international operator effective from January 1, 2006 from NIS0.25 per minute to a maximum rate of NIS0.151 per minute;

•	a reduction in the rate of termination of an SMS effective from January 1, 2005 from NIS0.285 to a maximum rate of NIS0.058, and a further reduction from January 1, 2006 to a maximum rate of NIS0.011;

•	that termination rates will be reviewed and updated annually starting from January 1, 2007 according to the Israeli consumer price index and incorporating an annual reduction in rates of 1% from the previous year to a maximum rate of NIS0.011; and

•	a change in billing units from 12-second to one-second units.

World Trade Organization Commitments

Although Israel is a party to various WTO agreements, to the best of our knowledge, it is currently negotiating the scope of commitments to be undertaken with respect to mobile telecommunications operators. As such, we are not aware of any WTO commitments applicable to Partner which are not reflected in the existing Israeli regulations and licenses applicable to Partner.

License conditions

Partner must at all times be a company registered in Israel, in which citizens and residents of Israel, as determined by Israeli law, must hold at least 20% of any means of control in Partner. Partner’s license provides restrictions on changes of control and on the direct or indirect transfer of 10% or more of any means of control in Partner, such as voting or other control rights.

The Ministry of Communications takes into account indirect interests in Partner and accordingly, for so long as we continue to own approximately 43.1% of the issued share capital of Partner, any person owning more than approximately 23.2% of our shares will be regarded as indirectly having 10% or more of the means of control in Partner.

On May 30, 2004, the Ministry of Communications gave its approval to the restructuring and the indirect transfer of shares in Partner by Hutchison Whampoa as a result of our listing on the Hong Kong Stock Exchange and the New York Stock Exchange. The Ministry of Communications also gave its confirmation that, following the listings and for so long as the Hutchison Whampoa group remains our single largest shareholder and retains at least 30% of our total issued share capital, it will not be a breach of Partner’s license should any person transfer or acquire shares in our company that would constitute an indirect transfer or acquisition of means of control in Partner requiring the prior consent of the Ministry of Communications without such prior consent having been obtained, provided that our board of directors, promptly following its becoming aware of such transfer or acquisition, notifies Partner and, in accordance with our articles of association, suspends specified voting rights conferred by those shares. The specified rights are the voting rights attaching to those shares on any resolution or matter before a general meeting of our company that concerns the activities of Partner or the appointment of a director or managing director of Partner, and the voting rights of any of our directors who has been appointed by or at the direction of the holder of those shares to our board of directors on any resolution or matter before a meeting of our board of directors that concerns the activities of Partner or the appointment of a director or managing director of Partner. The suspension is required to remain in force until the grant or obtaining of any approvals of the Ministry of Communications required under Partner’s license.

Partner’s license also provides that an operator of a mobile telecommunications system abroad having at least 500,000 subscribers, also referred to as a foreign mobile radio telecommunications operator, or the operator’s controlling corporation, must hold during the five-year period, which commenced on the date the Ministry of Communications granted the license and expired on April 7, 2003, 25% of the voting rights and the rights to appoint directors or the chief executive officer of Partner. After the five-year period, this holding may be reduced below 25% with the prior approval of the Ministry of Communications.

Partner’s shares were listed on Nasdaq and the London Stock Exchange in October 1999. The initial public offering was carried out to facilitate the future growth plans of Partner. The intended commercial benefits of the initial public offering included enhanced access to capital markets to assist in the expansion of Partner’s networks. Additionally, the initial public offering was conducted to increase the transparency of Partner’s telecommunications operations and allow us to retain a significant interest in the growth opportunities provided by those operations.

In connection with Partner’s initial public offering, the license was amended by the Ministry of Communications by virtue of the powers vested in the Minister of Communications pursuant to the Telecommunications Law 5742-1982 and the Wireless Telegraph Ordinance New Version 5732-1972 as declared on the amendment. As such, the amendment was, to Partner’s knowledge, in accordance with applicable laws and regulations in Israel. The amendment provided that certain transactions related to a public offering would not be considered a transfer of any means of control. If publicly traded shares or share equivalents are transferred in breach of the license restrictions, Partner must notify the Ministry of Communications and request the consent of the Minister of Communications within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these or other restrictions, unless the consent of the Minister of Communications is obtained, its shareholdings may be converted into dormant shares, with no rights other than the right to receive dividends and other distributions to shareholders, and to participate in rights offerings.

The existence of shareholdings which breach the restrictions of Partner’s license in a manner that could cause them to be converted into dormant shares, or may otherwise provide grounds for the revocation of Partner’s license, will not serve in and of themselves as the basis for the revocation of the license so long as, among other conditions, the principal shareholders of Partner continue to hold in the aggregate at least 51% of the means of control of Partner.

Partner’s license generally prohibits cross-control or cross-ownership among competing mobile telecommunications operators without a permit from the Ministry of Communications.

During a period of an emergency, control of Partner’s mobile radio telecommunications system may be assumed by the government for the security of the State of Israel, and some of the spectrum granted to Partner may be temporarily withdrawn. In addition, Partner’s license requires it to supply services to the Israeli defense and security forces. Furthermore, certain of Partner’s senior officers are required to obtain security clearance from Israeli authorities.

ISP license

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it through its own facilities to provide Internet access to both mobile and fixed network customers. The license is valid until March 2008.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection permits and operation permits for Partner’s antennas. The permits granted by the Ministry of the Environment are for a one-year period.

The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of Partner’s antennas. Recently, however, the Ministry of the Environment adopted a more conservative approach, according to which the maximum radiation level of an antenna should not exceed 10% of the above-mentioned standard.

Partner must also obtain a building permit from local licensing authorities for the construction of most of its antennas. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. See “Risk Factors—Risks Relating to the Telecommunications Industry Generally—Required licenses and permits may be difficult to obtain in those countries where we operate a network, and once obtained may be amended or revoked or may not be renewed.”

Like other mobile telecommunications operators in Israel, Partner provides repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, installed by Partner at the subscribers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet), receive signals from a network antenna site and amplify them within a specific room or rooms. The radiation emission from these outdoor antennae is comparable to that of the handset whose signal it is transmitting. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telecommunications operators, Partner has not requested permits under the Planning and Building Law for the repeaters. The Ministry of Communications, however, has granted a type approval for the repeaters.

Partner has received approval from the Ministry of Communications for all of the handsets and other terminal equipment it sells. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telecommunications operators in Israel, Partner has not obtained approvals or exemptions from the

Ministry of the Environment for the handsets since, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. However, as of June 2002, Partner has been required to provide information to purchasers of handsets on the specific absorption rate of the handsets as well as the handsets’ compliance with standards pursuant to a regulation promulgated by the Israeli Ministry of Industry and Trade under the Consumer Protection Law.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that Partner is not in breach of any of its telecommunications license(s) which would have a material adverse effect on the continuity of our interests in Israel.

Thailand

Overview

Thailand’s telecommunications regulatory environment is in a state of transition from a structure in which government enterprises acted as regulator and telecommunications operator to privatization and liberalization. A significant degree of uncertainty exists pending the establishment of the regulatory body responsible for telecommunications.

The inherited concession system

Up until the enactment of the Telecommunications Business Act 2001, or TBA on November 17, 2001, Thai law reserved to the government the right and authority to install, maintain and provide telegraph and telephone services within Thailand. These rights were initially assigned to the Post and Telegraph Department and later assumed by two governmental bodies, CAT Telecom and the Telephone Organization of Thailand, each of which was established under its own statute.

Between them, the Post and Telegraph Department, CAT Telecom and the Telephone Organization of Thailand regulated the Thai telecommunications industry, with the Post and Telegraph Department being responsible for spectrum allocation and the issuance of licenses required under the Radio Communications Act 1955 for the ownership or use of radio frequency equipment.

CAT Telecom and the Telephone Organization of Thailand were entitled to conduct telecommunications operations in their own right. However, in many cases private-sector technical expertise and capital were required to establish and operate mobile telecommunications networks. This was achieved through the award of “concessions,” contracts to build and operate telecommunications networks, which typically required the concession holder to transfer ownership of the network to CAT Telecom or the Telephone Organization of Thailand (depending on which organization granted the concession). During the period of a concession, CAT Telecom or the Telephone Organization of Thailand invariably receives a percentage of revenues derived from the operation of the telecommunications business authorized by the concession.

The ability of CAT Telecom and the Telephone Organization of Thailand to grant concessions ceased on March 8, 2000, on the enactment of the Act on Organizations Allocating Frequency Spectrum and Regulating Radio and Television Broadcasting and Telecommunications of Thailand, or the Frequency Act, and CAT Telecom and the Telephone Organization of Thailand no longer play a regulatory role. Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT. Hutchison CAT provides exclusive marketing services to CAT Telecom in respect of CAT Telecom’s mobile telecommunications services in central Thailand, an area that covers 25 of Thailand’s 76 provinces. BFKT leases to CAT Telecom mobile telecommunications equipment and accessories and provides CAT Telecom with support and maintenance services in respect of those equipment and accessories. The provision of these services does not require either Hutchison CAT or BFKT to obtain any approval or concession granted by either CAT Telecom or the Telephone Organization of Thailand. However, BFKT holds approvals granted by the Post and Telegraph Department, which allow it to own the mobile telecommunications equipment and accessories that it has leased to CAT Telecom.

Regulatory framework

The TBA was enacted and became effective on November 17, 2001. Although the TBA is presently in effect and imposes a licensing requirement on entities engaging in a telecommunications business, the NTBC, the regulatory body responsible for administering the TBA and issuing licenses has not yet been officially established, and until such formation takes place, no new licenses can be issued and licensing criteria remain unknown. The Frequency Act provides that during the interim period between the passage of the Frequency Act and the 90-day period after the NTBC has been formally established, government agencies are authorized to exercise any regulatory authority exercised by them prior to the passage of the Frequency Act, except that they may not grant new concessions or licenses, allocate new spectrum or grant permission to operate telecommunications businesses. On August 24, 2004, Thailand’s Senate selected seven individuals who will be recommended for appointment as members of the NTBC. The chairman of the NTBC was appointed on September 1, 2004. The Prime Minister has provided the names of the chairman and the members of the NTBC to the King of Thailand, and subject to the King of Thailand giving his assent in relation to the appointments, the NTBC will be formally established.

Under transitional provisions of the TBA, each of CAT Telecom, the Telephone Organization of Thailand and their concessionaires are allowed to continue operating their telecommunications businesses in accordance with the rights pursuant to which their businesses were operated prior to the TBA coming into force. In addition, amendments have been proposed to the TBA to clarify that references to CAT Telecom and the Telephone Organization of Thailand are references to their corporatized successors.

Following its formation, the NTBC is required to issue licenses to each of CAT Telecom and the Telephone Organization of Thailand under the TBA in respect of the scope of their business operations. Concessionaires will have the ability to convert their concessions to licenses under the TBA but are not compelled to do so.

If a concessionaire wishes to convert its concession to a license, it is likely to be bound by the foreign ownership restrictions of the TBA, which are presently more restrictive than those applying to many concessionaries. There is much uncertainty regarding the manner in which concessions may be converted to licenses, as conversion is likely to put to an end the revenue sharing arrangements which provided significant revenue streams for both CAT Telecom and the Telephone Organization of Thailand, and the requisite consent of the Telephone Organization of Thailand and CAT Telecom is unlikely to be provided unless satisfactory compensation is provided for the loss of ongoing revenue.

The concept of a telecommunications business is widely defined by the TBA and the Frequency Act to mean a business that renders a service of transmission, dissemination or reception of any sign, signal, character, figure, picture, sound, code or any other activity that conveys meaning through a cable system, frequency wave system, light system, any other electromagnetic system, or other systems, whether a single system or several systems combined, or a telecommunications business prescribed by law or by the joint commission under the Frequency Act as a telecommunications business.

The TBA sets out three categories of license:

•	Type I—for the provision of services, deemed suitable to be liberalized, by telecommunications operators without their own telecommunications network;

•	Type II—for the provision of services to a limited number of people, regardless of whether the telecommunications operators own their telecommunications network or the provision of services with no significant impact on free and fair competition or on public interest and consumers; or

•	Type III—for the provision of services to the general public by telecommunications operators with their own telecommunications network or the provision of services which may have a significant impact on free and fair competition or on public interest or which require consumer protection.

Applicants for a license to operate a mobile telecommunications business are also required to obtain a license from the NTBC for the radio frequency spectrum to be utilized in the business. We have been advised by Baker & McKenzie Limited, attorneys at law, that the current business activities of Hutchison CAT and BFKT do not constitute a telecommunications business that would require a license under the TBA. See “Risk Factors—Risks Relating to Markets Where We Operate—Any application of the TBA by the NTBC, once established, in any manner which alters the validity, or otherwise restricts, the contractual rights granted to us by CAT Telecom could adversely affect our business, financial condition and results of operations.”

The TBA does not impose any foreign investment restrictions on an applicant for a Type I license. However, the provision of all telecommunications services are subject to the Foreign Business Act which prevents foreigners from providing most services in Thailand without regulatory approval. The Foreign Business Act defines the following persons and entities as “foreigners”:

(1)	an individual who does not have Thai nationality;

(2)	a juristic entity not registered in Thailand;

(3)	a juristic entity registered in Thailand and:

(a)	having half or more of its share capital held by a person under paragraph (1) or (2) above, or in which a person under paragraph (1) or (2) invests half or more of the total capital; or

(b)	being a limited or registered ordinary partnership having an individual under paragraph (1) above serve as managing partner or manager; and

(4)	a juristic entity registered in Thailand having half or more of its share capital held by a person under paragraph (1), (2) or (3), or in which a person under paragraph (1), (2) or (3) invests half or more of the total capital.

Neither Hutchison CAT nor BFKT is a foreigner within the meaning of the Foreign Business Act, as Thai shareholders own a majority of the equity interests in these entities. As such, they are not required to obtain the relevant regulatory approval under the Foreign Business Act. In determining whether a company is a foreigner under the Foreign Business Act, the number of shares held by non-Thai nationals is taken into account, not the rights attaching to the shares.

Companies applying for a Type II or Type III license must satisfy the following criteria:

•	the company must not be a “foreigner” within the meaning of the Foreign Business Act;

•	Thai nationals must hold at least 75% of the company’s registered capital;

•	at least three quarters of the company’s directors must be Thai nationals; and

•	all signatories authorized to bind the company must be Thai.

In effect, foreign equity restrictions of the TBA limit the issuance of Type II and Type III telecommunications business licenses to a Thai registered company with foreign ownership of 25% or less. The Thai cabinet has indicated its intention to increase the foreign ownership ceiling to 49%. However, there is no certainty as to when this proposed increase might take place.

Significantly, the foreign ownership restrictions imposed by the TBA are not expressed to apply to existing telecommunications operators, although the foreign ownership restrictions imposed by the Foreign Business Act require foreign ownership of existing telecommunications operators to be below 50%.

Pending issues

Many aspects faced by telecommunications operators such as interconnection, universal service obligations and tariffs are presently unregulated. However, the TBA and the Frequency Act provide a framework for those issues to be regulated once the NTBC is established. Many of these issues are expected to be addressed following the formation of the NTBC.

In particular, the NTBC will have the power to:

•	prescribe rules and regulations relating to network access and interconnection;

•	prescribe activities as a telecommunications business (and which require a license);

•	prescribe requirements for license applications including application fees;

•	prescribe measures to ensure fair competition in the telecommunications sector;

•	impose technical standards on telecommunications equipment and accessories;

•	prescribe measures for the resolution of customer complaints and the protection of personal information;

•	impose universal service obligations, including the provision of service to remote areas; and

•	prescribe and supervise service tariffs and interconnection rates.

Regulatory enforcement

Penalties for breaching the TBA include:

•	seizure of telecommunications equipment if a judgment is made against a person operating a telecommunications business without a license;

•	penalties up to THB10 million; and

•	imprisonment terms of up to five years.

If the wrongdoer to be punished under the TBA is a juristic entity, the penalties will also apply to the managing director, managers or persons responsible for the operation of the juristic entity, unless it can be proved that the wrongdoing was committed without their knowledge or consent.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any regulatory requirement which would have a material adverse effect on the continuity of our operations in Thailand.

World Trade Organization Commitments

Thailand is a signatory member country to the World Trade Organization and its attached General Agreement on Trade in Services, including the Fourth Protocol: Basic Telecommunications. In this respect, Thailand is bound to liberalize its telecommunications service sector and has committed to implement all new necessary telecommunications laws and regulations by 2006. However, Thailand has also included a reservation to its WTO commitments to the telecommunications services sector to generally permit foreign participation only through a Thai registered company of foreign share capital and shareholders not exceeding 20% for basic telecommunications services, and of foreign share capital and shareholders not exceeding 40% or 49% for certain telecommunications related services.

In line with the above reservations, the current TBA prescribes a 25% foreign shareholding limit on Type II and Type III licenses, while the provider of services requiring a Type I license is likely to be subject to a foreign shareholding limit of less than 50%, a requirement under the Foreign Business Act which applies generally to all service businesses.

Sri Lanka

In recent years, the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, has encouraged foreign investment in the telecommunications sector with a goal of expanding teledensity in the country. Foreign investors can invest in the telecommunication industry in Sri Lanka without any restrictions, including 100% ownership of the telecom business.

In order to operate telecommunications systems, a license must be obtained from the Minister of Mass Communications, who will issue it on TRCSL’s recommendation. Lanka currently operates in the 900-MHz band under a license that will expire in 2012. Lanka was required under the license to terminate analog services and switch to GSM technology by June 2004. As discussed above under “Business—Sri Lanka,” Lanka shut down the existing analog network and completed the rollout of GSM services in the Colombo area on July 1, 2004.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any of our telecommunications license(s) which would have a material adverse effect on the continuity of our operations in Sri Lanka.

Paraguay

The National Telecommunications Commission of Paraguay, or CONATEL, is charged with the regulation and oversight of all telecommunications activities within Paraguay. CONATEL grants licenses, imposes sanctions, regulates interconnection and proposes tariff regimes and fees.

Licenses to provide mobile telecommunications services are granted for a period of five years, and may be renewed when the licensee has complied with its obligations. Our GSM mobile telecommunications license is valid until January 2009, with the right for an extension for five additional years upon our request. Aside from the licensee fee, all mobile telecommunications operators must pay an annual fee for the use of the spectrum. Likewise, mobile telecommunications operators must pay a commercial exploitation fee of 1% of gross income, the payment of which is made monthly.

The interconnection between public telecom networks is considered of public interest and is therefore compulsory. Interconnection contracts must be in writing and in harmony with the principles of no discrimination, equal access and equality. A detailed description and justification of the interconnection charge calculations must be filed with CONATEL prior to or simultaneously with the creation of the interconnection contracts.

A mobile telecommunications operator may establish and freely modify its tariffs, without a legal maximum tariff. However, this is subject to CONATEL’s intervention if there is proof of anti-competitive practices.

There is no limit for foreign shareholding in a Paraguayan company. However, there are certain limitations as to the transfer of the control of the shareholding. Specifically, the licensee may not transfer in whole or in part its license without the prior approval of CONATEL. The licensee may not carry out any act which would imply the change in control of the licensee or its administration without CONATEL’s prior authorization.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any of our telecommunications license(s) which would have a material adverse effect on the continuity of our operations in Paraguay.

Ghana

The National Communications Authority Act, 1996 (Act 524), or the NCA Act, is the principal legislation governing the telecommunications sector in Ghana. The National Communications Authority, or NCA, is the regulatory authority of the telecommunication sector. The NCA manages and controls the use of the radio frequency spectrum and is the issuing authority of the use of spectrum to mobile telecommunications operators. The NCA:

•	grants licenses for the operation of communications systems in Ghana;

•	assigns, allocates and regulates the use of frequencies in conformity with international requirements pursuant to any relevant treaties, protocols or conventions to which Ghana is a signatory; and

•	provides guidelines on tariffs chargeable for the provision of communications services.

Foreign investors may invest in the telecommunications industry through a Ghanaian registered company or partnership. All enterprises in Ghana that are wholly-owned by non-Ghanaians must have a stated capital of at least US$50,000 or its equivalent worth in capital goods by way of equity capital.

Interconnection between telecommunications operators is by agreement between the operators or as determined by the NCA. Interconnection agreements between telecommunications operators are subject to the approval of the NCA. Mobile telecommunications operators set and change tariffs without prior approval of the NCA. They must notify the NCA and the public of tariff rates and its changes.

Ghana is committed to following international trends in the market liberalization and regulation of the telecommunications sector, and it participates in all International Telecommunications Union, or ITU, functions. The ITU is an organization of the United Nations that oversees cellular standards around the world. It also receives advice from the World Bank and the Commonwealth Telecommunications Organization.

The NCA has proposed to replace the form of existing licenses of all telecommunications operators with a new standard comprehensive form, and in April 2004, it issued a draft for discussion and comment by all telecommunications operators. The authorized coverage is, and should remain, nationwide. After satisfying certain conditions, we may also obtain permission to operate an international gateway and to offer fixed services.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any of our telecommunications license(s) which would have a material adverse effect on the continuity of our operations in Ghana.

Macau

The Macau mobile telecommunications market was liberalized in October 2000 when the Office for the Development of Telecommunications and Information Technology, or GDTTI, issued one-year provisional mobile telecommunications licenses that could be extended to a period of eight years. The licenses allow owners to provide and operate 2G networks. We hold a license that allows us to operate on the GSM 900 and GSM 1800 spectrums, and it will expire on June 27, 2010. Union Telecom Limited, which we acquired in July 1991, has also held a radio paging license since February 1991.

There are no material conditions imposed on us in respect of the grant of the licenses.

As of the date of this prospectus, and after having made due and careful inquiries, we believe that we are not in breach of any of our telecommunications license(s) which would have a material adverse effect on the continuity of our operations in Macau.

MANAGEMENT

General

Our board currently consists of three executive directors, three non-executive directors and three independent non-executive directors.

Directors and Executive Officers

The following table sets forth certain information concerning our current directors, executive officers, company secretary, chief technology officer and qualified accountant. The business address of each of our directors and executive officers is 18/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

Name	Age	Position
FOK Kin-ning, Canning	53	Chairman and Non-Executive Director

Dennis Pok Man LUI	53	Executive Director and Chief Executive Officer

CHAN Ting Yu	53	Executive Director

Tim Lincoln PENNINGTON	43	Executive Director and Chief Financial and Accounting Officer

CHOW WOO Mo Fong, Susan	50	Non-Executive Director

Frank John SIXT	52	Non-Executive Director

KWAN Kai Cheong	54	Independent Non-Executive Director

John W. STANTON	49	Independent Non-Executive Director

Kevin WESTLEY	55	Independent Non-Executive Director

Edith SHIH	52	Company Secretary

Cliff Chiu Man WOO	50	Chief Technology Officer

Mark Robert HARRIS	34	Corporate Financial Controller

The non-executive directors continue to hold directorships (in some cases chairmanship) in a number of companies within the Hutchison Whampoa group. One of our full-time executive directors (Mr. Dennis Lui) retains some non-executive roles within the Hutchison Whampoa group, but the majority of our executive directors (namely Mr. Ting Chan and Mr. Tim Pennington) do not have any roles (either executive or non-executive) within the Hutchison Whampoa group. With the exception of Mr. Kwan Kai Cheong, who is an independent non-executive director of Hutchison Harbour Ring Limited, none of our independent non-executive directors has any role in any company within the Hutchison Whampoa group. Our independent non-executive directors are independent within the meaning of the standards established by the Hong Kong Stock Exchange. These standards differ from those established by the Securities and Exchange Commission and the New York Stock Exchange.

FOK Kin-ning, Canning, 53, is the chairman and a non-executive director of our company, having joined the Hutchison Whampoa group on August 30, 1984. Mr. Fok obtained a Bachelor of Arts degree from St. John’s University in Minnesota in 1974 and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been an executive director of our parent company, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as the chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner, co-chairman of Husky Energy Inc., the deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited. To date, Mr. Fok has 20 years of experience in the telecommunications industry.

Dennis Pok Man LUI, 53, is an executive director and chief executive officer of our company in charge of our overall management. Mr. Lui graduated in 1974 from the University of Oregon with a Bachelor of Science degree. Mr. Lui first joined the Hutchison Whampoa group on November 1, 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multimedia, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited overseeing all the operations and new business development of all of our subsidiaries. Mr. Lui is also an executive director of Hutchison Global Communications and a director of Partner. To date, Mr. Lui has 18 years of experience in the telecommunications industry.

CHAN Ting Yu, 53, is an executive director of our company in charge of management and development of our group’s business. Mr. Chan achieved a Bachelor of Arts in 1973 and a Bachelor of Laws degree in 1976 from Victoria University of Wellington, New Zealand, as well as a Postgraduate Certificate in Laws from the University of Hong Kong in 1980 and a Diploma of Teaching from Auckland in 1973. Prior to joining the Hutchison Whampoa group on February 1, 1994, Mr. Chan practiced international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for the Hutchison Whampoa group’s telecommunications investments in a number of markets, including India, Israel, South East Asia, Argentina and Paraguay. Mr. Chan is a director of Partner. To date, Mr. Chan has 10 years of experience in the telecommunications industry.

Tim Lincoln PENNINGTON, 43, is an executive director and chief financial and accounting officer of our company, having joined the Hutchison Whampoa group on July 2, 2001. Mr. Pennington obtained a Bachelor of Arts (Honors) degree in Economics and Social Studies from the University of Manchester in the United Kingdom in 1982 and became an Associate of the Chartered Institute of Bankers in 1985. He joined the Hutchison Whampoa group as a finance director in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising telecommunications and technology companies. Prior to that, he was a director in the Specialized Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990. To date, Mr. Pennington has 13 years of experience in the telecommunications industry.

CHOW WOO Mo Fong, Susan, 50, is a non-executive director of our company, having joined the Hutchison Whampoa group on October 11, 1993. Mrs. Chow has been an executive director of our parent company, Hutchison Whampoa, since 1993 and its deputy group managing director since 1998. She is a solicitor and obtained a Bachelor of Science degree in Business Administration in 1976. Mrs. Chow is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited and a director of Hongkong Electric Holdings Limited, Partner and TOM Group Limited. To date, Mrs. Chow has 10 years of experience in the telecommunications industry.

Frank John SIXT, 52, is a non-executive director of our company, having joined the Hutchison Whampoa group on May 31, 1991. Mr. Sixt obtained a Bachelor’s degree in Arts in 1972, and a Master’s degree in Arts and a Bachelor’s degree in Civil Law in 1978, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. He has been an executive director of our parent company, Hutchison Whampoa, since 1991 and group finance director since 1998. Mr. Sixt is the chairman of TOM Group Limited and TOM Online Inc. He is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hongkong Electric Holdings Limited and Hutchison Global Communications Holding, and a director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner. To date, Mr. Sixt has 13 years of experience in the telecommunications industry.

KWAN Kai Cheong, 54, is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Kwan holds a Bachelor of Accountancy (Honors) degree from the University of Singapore and is a member of the Institute of Chartered Accountants in Australia. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was President for its Asia Pacific Region. Mr. Kwan joined the Concord Group of Companies in March 1993 and retired from the Concord Group at the end of 2002 as Joint Managing Director. Mr. Kwan is presently President of Morrison & Company Limited which is a business consultancy firm and an executive director of China Medical Science Limited, a company listed on the growth enterprise market of the Hong Kong Stock Exchange. Mr. Kwan was appointed as an independent non-executive director of Hutchison Harbour Ring Limited on September 27, 2004. Mr. Kwan completed the Stanford Executive Program in 1992.

John W. STANTON, 49, is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Stanton is chairman and chief executive officer of Western Wireless Corporation. Western Wireless Corporation is a provider of primarily wireless communications services in the 19 states in the Western United States and, since 1996, fixed and wireless communications services in Austria, Ireland, Slovenia, Georgia, Ghana, Côte d’lvoire, Bolivia, and Haiti through its subsidiary, Western Wireless International Corporation. In 1992, Mr. Stanton was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation and Wireless Corporation, each a predecessor of Western Wireless Corporation. Mr. Stanton also serves as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of Telocator from 1986 to 1995 and is chairman emeritus of the Cellular Telecommunications Industry Association. In addition, he serves as a board member of Advanced Digital Information Corporation, Columbia Sportswear, Pacific Science Center and as a trustee of Whitman College. Mr. Stanton graduated from Whitman College with a Bachelor of Arts in Political Science. He received his M.B.A. from Harvard Business School.

Kevin WESTLEY, 55, is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Westley holds a Bachelor of Arts (Honors) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. In addition, an affiliate of the HSBC group is an underwriter of the global offering and is one of the receiving banks in the Hong Kong public offering. Mr. Westley is the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation.

Edith SHIH, 52, is the company secretary of our company, having joined the Hutchison Whampoa group in January 1991. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, and a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practice law in Hong Kong, England and Wales and Victoria, Australia. Ms. Shih has been the Head Group General Counsel of the Hutchison Whampoa group since 1994 and its company secretary since 1997, overseeing legal, regulatory and company secretarial affairs of companies within the Hutchison Whampoa group, including those within our group. She is also a director and company secretary of Hutchison Harbour

Ring Limited, company secretary of Hutchison Global Communications Holdings Limited, joint company secretary of Partner Communications Company Limited and Hutchison Telecommunications (Australia) Limited, and executive director of Hutchison International and director of various Hutchison Whampoa group companies. To date, Ms. Shih has 13 years of experience in the telecommunications industry.

Cliff Chiu Man WOO, 50, joined our company as the chief technology officer in September 2004. Prior to joining our company, Mr. Woo had been the deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited since 2000, having joined that company in 1998. In his role as deputy managing director and wireless network director, Mr. Woo oversaw and led that company in the development and operations of its 3G, GSM, PCS and CDMA wireless networks and was involved in defining strategies for its network and service evolution. Mr. Woo has also in recent years assisted in the 3G handset development and strategies deployment of the Hutchison Whampoa group. Mr. Woo holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development from The Chinese University of Hong Kong. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers. To date, Mr. Woo has over 20 years of experience in the telecommunications industry.

Mark Robert HARRIS, 34, is the corporate financial controller of our company and an active certified public accountant in the State of California, United States of America, and joined our group in May 2004. Prior to joining us, Mr Harris was the vice president of finance and financial shared services for a U.S. publicly listed company in Asia-Pacific, where he worked from 2001 to 2004. Previously, Mr. Harris worked for PricewaterhouseCoopers in San Jose, London and Singapore, where he was a manager in their global capital markets group and in charge of work for foreign private issuers that involved the U.S. Securities and Exchange Commission. He acquired a Bachelor of Science in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California. Mr. Harris is a “qualified accountant” of our company for the purposes of the listing rules of the Hong Kong Stock Exchange.

Board Practices

We are managed by a board of directors which must consist of not less than two members. Our board of directors consists of nine members, three of whom are not our employees. We have an audit committee comprised of our three independent non-executive directors, Kwan Kai Cheong, John W. Stanton and Kevin Westley (chairman), and one non-executive director, Frank John Sixt. All three independent non-executive directors are independent within the meaning of the standards established by the Hong Kong Stock Exchange. These standards differ from those established by the Securities and Exchange Commission and the New York Stock Exchange. We intend to comply fully with U.S. audit committee independence standards when they become effective for foreign listed companies on July 31, 2005. The audit committee oversees the retention, performance and compensation of our independent public accountants, and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate.

Compensation of Directors and Executive Officers

Our directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our directors which may be terminated by either party giving not less than six months’ written notice. None of these service contracts provide benefits to our directors upon termination.

The aggregate remuneration paid and benefits in kind granted to our directors which is attributable to services provided for the benefit of our group in 2001, 2002 and 2003 was approximately HK$9.6 million, HK$13.7 million and HK$14.3 million (US$1.83 million), respectively.

The five highest paid individuals of our group include two directors whose aggregate compensation has been included in the aggregate compensation of our directors above. The other three highest paid individuals of our group are directors of subsidiaries of the company. Excluding the compensation of such directors, the aggregate amount of salaries, housing allowances, provident fund contributions, bonuses paid and other allowances and benefits in kind paid by us to the three highest paid individuals of our group which is attributable to services provided for the benefit of the group during the three years ended December 31, 2001, 2002 and 2003 was approximately HK$15.5 million, HK$17.1 million and HK$19.0 million (US$2.4 million), respectively.

Except as disclosed above, no other payments which are attributable to services provided for the benefit of the group have been paid or are payable, in respect of the three years ended December 31, 2001, 2002 and 2003 by our group to our directors and the three other highest paid individuals of our group.

Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors which is attributable to services provided for the benefit of the group for the year ending December 31, 2004 are estimated to be approximately HK$17.9 million (US$2.3 million).

No decision has been made as to the number of options which will be granted to our directors under the share option plan. See “—Share Option Plan” below.

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of the sole shareholder passed on September 17, 2004. The share option plan remains subject to the approval in a general meeting of the shareholders of Hutchison Whampoa. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants as incentives or rewards for their contribution to our company, including but not limited to:

•	any actual or proposed employee/consultant in the areas of finance, business or personnel administration or information technology (whether full-time or part-time, including any executive director but excluding any non-executive director), or eligible employees, whether employed by us or any of our subsidiaries or any entity in which we hold any equity interest, which is also referred to as an invested entity;

•	any non-executive directors (including independent non-executive directors) of us, any of our company’s subsidiaries or any invested entity;

•	any supplier of goods or services to us or any invested entity;

•	any of our group’s customers or any invested entity;

•	any person or entity that provides research, development or other technological support to us or any invested entity;

•	any of our shareholders or security holders or any shareholder or security holder of any invested entity;

•	any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to our development and growth; and

•	any company wholly-owned by one or more persons belonging to any of the above classes of participants.

The grant of any options by us for the subscription of ordinary shares or other securities of ours to any person who falls within any of the above classes of participants shall not, by itself, unless the directors otherwise determine, be construed as a grant of options under the share option plan. The eligibility of any of the foregoing class of participants to receive a grant of any options shall be determined by the directors from time to time on the basis of their contribution to our development and growth.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of our ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of our group) to be granted under this share option plan and any other share option plan of ours must not in the aggregate exceed 10% of our ordinary shares issued and outstanding as of the date on which the shares are first listed on the Hong Kong Stock Exchange, assuming no ordinary shares are allotted, issued or repurchased by our company on or prior to the date on which such resolution is passed. Based on the number of ordinary shares issued and outstanding, the limit under the share option plan is 450,000,000 ordinary shares. We may seek separate approval of our shareholders in a general meeting to grant options beyond these limits.

No participant under this share option plan or any other share option plan may receive awards in any 12-month period of more than 1% of our issued ordinary share capital. Any grant of options in excess of 1% in any such 12-month period must be approved by our shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the options to be granted (and options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of options under the share option plan to a director, chief executive or substantial shareholder of our company or any of their respective associates must be approved by our independent non-executive directors (excluding any independent non-executive director who is also the grantee of the options). Approval of our shareholders in a general meeting is required if any grant of options to a substantial shareholder, an independent non-executive director or any of their respective associates would result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the listing rules of the Hong Kong Stock Exchange. Any change in the terms of options granted to a substantial shareholder, an independent non-executive director or any of their respective associates must also be approved by our shareholders in a general meeting.

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the share option plan shall be a price determined by the directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

No grants of stock options have been made as of the date of this prospectus.

Share Ownership

The persons who are currently our directors or executive officers do not hold any of our ordinary shares as of the date of this prospectus.

THE RESTRUCTURING

Restructuring of Our Company

We were incorporated in the Cayman Islands on March 17, 2004. Prior to the global offering, a number of steps were taken to transfer companies within the Hutchison Whampoa group to us in preparation for the listing of our ordinary shares and the ADSs as well as to effect a harmonization of the group structure.

The objective of the restructuring was to establish us as a holding company for some of the Hutchison Whampoa group’s telecommunications interests. All of the Hutchison Whampoa group’s telecommunications interests were transferred to our control with the exception of the Hutchison Whampoa group’s telecommunications interests in Argentina, Australia and Western Europe. Certain intra-group loans made available by the Hutchison Whampoa group were also transferred to, and combined under, us.

In summary, the effect of the restructuring was as follows:

•	Certain companies within the Hong Kong and Macau group, and within the India group, were transferred out to remain with the retained business of the Hutchison Whampoa group, because they were retained businesses of the Hutchison Whampoa group or operations that do not form part of our intended operations.

•	The Hutchison Whampoa group’s telecommunications interests in Hong Kong and Macau, Thailand, Sri Lanka, Paraguay, Ghana and India were transferred under the ownership of a newly incorporated British Virgin Islands intermediate holding company, HTI (BVI) Holdings Limited.

•	The Hutchison Whampoa group’s telecommunications interests in Israel and Hutchison Telecommunications (Vietnam) S.à r.l. were combined under the ownership of another British Virgin Islands holding company, Amber International Holdings Inc.

•	Amber International Holdings Inc. was transferred to and became 100% owned by a newly incorporated Cayman Islands company, Hutchison Telecommunications International (Cayman) Holdings Limited.

•	The loans provided by Hutchison Whampoa and its affiliates to our operating companies were restructured, such that the loans to our Hong Kong operating companies were transferred by Hutchison Whampoa and its affiliates to a newly incorporated Hong Kong company, Hutchison Telecommunications International (HK) Limited, and the loans to our non-Hong Kong operating companies were transferred by Hutchison Whampoa and its affiliates to Hutchison Telecommunications International (Cayman) Holdings Limited.

•	All of the shares in Hutchison Telecommunications International (HK) Limited and Hutchison Telecommunications International (Cayman) Holdings Limited were transferred to us, and those companies became our 100% owned subsidiaries. Substantially all of the net loans to Hutchison Telecommunications International (HK) Limited and Hutchison Telecommunications International (Cayman) Holdings Limited were capitalized. In consideration for the transfer of such shares and capitalization of such loans, a total of 4,499,999,844 shares were allotted and issued to Hutchison Telecommunications Investment Holdings Limited as fully paid.

The following diagram sets out the corporate structure of our group telecommunications interests immediately after the restructuring and the global offering.

Hutchison Whampoa Limited HK
100%
Hutchison International Limited HK
100%
Hutchison Telecommunications Limited HK
100%
Public and other investors
25.67%[1]
Hutchison Telecommunications Investment Holdings Limited BVI
74.33%[2]
The Company CI
100%
Hutchison Telecommunications International (HK) Limited HK
100%
Hutchison Telecommunications International (Cayman) Holdings Limited CI
100%
Hutchison Telecom (BVI) Limited BVI
100%
Amber International Holdings Inc. BVI
New companies
100%
HTI (BVI) Holdings Limited BVI
100%
Advent Investments Pte Ltd Sing
100%
Hutchison Telecommunications (Cyprus) Limited CY
100%
Hutchison Telecommunications International (Netherlands) B.V. Neth
100%
Hutchison Telecommunications (Vietnam) S.à r.l. Lux
Vietnam
100%
Hutchison Telecommunications (HK) Holdings Limited BVI
100%
Hutchison Global Communications Investment Holding Ltd BVI
100%
CGP Investments (Holdings) Ltd CI
100%
Fairglass Limited BVI
100%
Hutchison Telecommunications (India) Ltd CI
100%
Kuweta Limited BVI
100%
Pearl Charm Limited BVI
34.21%[5]
8.91%[5]
Partner Communications Company Ltd IS
Israel
Hong Kong and Macau (mobile)
Hong Kong (fixed line)
Thailand[3]/ India[4]
Sri Lanka
100%
Hutchison Telecommunications Lanka (Private) Limited SL
India[4]
Ghana
80%
Kasapa Telecom Limited G
Paraguay
95%
Hutchison Telecommunications Paraguay S.A. P
70.90%
Hutchison 3G HK Holdings Limited BVI
Hutchison Max Telecom Private Limited I
100%
Hutchison 3G HK Limited HK
100%
Hutchison 3G Services (HK) Limited HK
Hutchison MultiMedia Services (Thailand) Ltd. TH
BFKT (Thailand) Limited TH
Hutchison CAT Wireless MultiMedia Ltd TH
Hutchison Telecom East Ltd. I
Fascel Limited I
Hutchison Essar Telecom Limited I
Aircel Digilink India Limited I
Hutchison Essar South Limited I
70.90%
Hutchison Telephone Company Limited HK
52.55%[6]
Hutchison Global Communications Holdings Limited BM
100%
Greater Options Limited BVI
100%
Hutchison Global Communications Limited HK
100%
PowerCom Network Hong Kong Limited BVI
100%
Hutchison Telephone (Macau) Co. Limited MC

Key: Place of Incorporation	
BM	Bermuda
BVI	British Virgin Islands
CI	Cayman Islands
CY	Cyprus
G	Ghana
HK	Hong Kong
I	India
IS	Israel
Lux	Luxembourg
M	Mauritius
MC	Macau
Neth	Netherlands
P	Paraguay
Sing	Singapore
SL	Sri Lanka
TH	Thailand

(1)	Includes the assured entitlements that each of Cheung Kong (Holdings) Limited, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has applied to take up in full through companies controlled by them respectively, representing in aggregate approximately 0.64% of the ordinary shares in issue immediately following the global offering.
(2)	Includes ordinary shares to be transferred to NTT DoCoMo on the date of listing in Hong Kong. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares” for further information.
(3)	Where no percentage shareholding appears, see “Business—Thailand—Ownership.”
(4)	Where no percentage shareholding appears, see “Business—India—Ownership.”
(5)	Approximate percentage.

RELATIONSHIP WITH HUTCHISON WHAMPOA

Upon completion of the global offering, Hutchison Whampoa will indirectly own and control approximately 74.33% of our issued and outstanding ordinary shares (or approximately 70.48% if the underwriters’ option to purchase additional ADSs is exercised in full), including shares to be transferred to NTT DoCoMo upon completion of the offering. See “—Transaction with NTT DoCoMo involving our shares.”

Non-Competition Agreement

We have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined as the European Union prior to its enlargement in 2004, the Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada, and unless and until such time as we exercise our option to acquire the Hutchison Whampoa’s group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. Our territory comprises all areas of the world outside the Hutchison Whampoa territory.

The business which either party may not carry on in the other’s territory without the other’s prior consent is the business of the provision of telecommunications services for voice, data and/or video, whether between fixed locations and/or moving locations, whether by wireline or wireless means, and the establishment, operation and maintenance of related facilities, whether by wireline or wireless means, including the business of reselling such facilities and services.

The activities which either party is free to perform in the other’s territory include:

•	manufacture, sale, distribution or marketing of telecommunications equipment or accessories;

•	provision of roaming services to its customers which arise from and are directly connected to its wireless or mobile telecommunications services to such customers;

•	conduct of fixed-line telecommunications services provided that the business emanates from and is an integral part of such party’s ordinary course of business with substantial operations and a headquarters in such party’s own territory;

•	acquisition or holding interests for investment purposes of 15% or less in a competing entity which is, or is proposed to be, listed on any internationally recognized stock exchange or of an interest in a competing entity where the consolidated revenues of such entity from restricted businesses do not exceed 15% of the total consolidated revenues of such entity at the date of investment;

•	purchase of a business or company a part of which is in competition with the other party provided that such part is offered to the other party promptly after completion of such purchase at a price to be determined by an independent investment bank;

•	provision of services incidental to a business solution or service where the revenue derived from such service is less than 15% of the combined revenue derived from providing the business solution or service;

•	the business of providing satellite-based telecommunications services including but not limited to the ownership and operation of satellites, very small aperture terminal (VSAT) services, satellite, radio or television services, services provided through global satellite systems and global positioning services;

•	radio or television broadcasting for simultaneous reception by the general public in a territory, whether free or for a charge; and

•	cable television services.

Each party has the right of first refusal over any new opportunity to conduct the restricted business in its own territory. Prior consent of the other party is required to pursue any new opportunity to conduct the restricted business in that other party’s territory even where that other party has decided to refuse such opportunity. Any decision to refuse any such opportunity or to consent to the other party pursuing the opportunity is subject to the approval of the board of directors of that party sought in accordance with all applicable laws, rules, regulations and requirements under such party’s constitutional documents. Where our board of directors is required to determine matters under the non-competition agreement, such matters will be referred to our independent non-executive directors who will make their determination on a majority vote of such directors.

These restrictions will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless upon the cessation of Hutchison Whampoa’s interest another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will terminate upon Hutchison Whampoa’s cessation of control. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (providing that such delisting is voluntary and at our instigation).

Option Agreement

Hutchison Whampoa’s 90.05% interest in the Argentine business was acquired in 1999. The Argentine business holds a license to provide principally wired and wireless local telephony services (which, as distinct from full mobile telecommunications services, operates within the short range of a single base station only) nationwide in Argentina and has been allocated spectrum for use in its wireless local telephony services operations in some areas, including greater Buenos Aires area. The Argentine business currently principally provides wireless local telephony services in the greater Buenos Aires area to approximately 39,000 customers as of December 31, 2003 and its total turnover in the year ended December 31, 2003 was approximately HK$56 million, representing about 0.5% of the Argentine mobile telecommunications market of approximately 7.4 million subscribers. The contribution to the turnover and total assets of our group, had such operations been included within our group, would have been insignificant (representing less than 1% of both the combined turnover and total assets of our group). In order to ensure that the Argentine business continues to be operated by the Hutchison Whampoa group, Hutchison Telecommunications Limited has entered into a transfer and declaration of trust deed with our indirect wholly-owned subsidiary, Whampoa Holdings Limited. See “Certain Relationships and Related Party Transactions—Arrangements relating to the restructuring and global offering—Trust deed between Whampoa Holdings Limited and Hutchison Telecommunications Limited.”

We have entered into an option agreement dated September 17, 2004 with Hutchison Telecommunications Limited, under which Hutchison Telecommunications Limited has granted us the right to require the sale to us, or to another entity nominated by us, all of the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A. and any rights and obligations of any company with the Hutchison Whampoa group relating to Hutchison Telecommunications Argentina S.A. The option is exercisable at a price representing the Hutchison Whampoa group’s total cost of investment, plus interest of 8.336% per annum. See “Certain Relationships and Related Party Transactions—Option arrangements” for more information.

Hutchison Whampoa has informed our board of directors that, unless we exercise our option under the option agreement described above, it has no current intention to inject any part of the excluded business of the Hutchison Whampoa group into us. We will make disclosure by way of a press announcement as soon as it becomes aware that Hutchison Whampoa has taken a decision to inject any part of the excluded business if such injection constitutes a connected transaction of ours, requiring compliance with such disclosure requirement under the listing rules of the Hong Kong Stock Exchange prevailing at such time.

Independence from the Hutchison Whampoa group

Our board of directors is satisfied that we can carry on business independently of the Hutchison Whampoa group and its associates after we are listed on the Hong Kong Stock Exchange, as justified by the following factors:

•	Independence of boards and management: Our board of directors and Hutchison Whampoa’s board of directors will function independently of each other.

The following table illustrates the degree to which our directors will have continuing roles in the Hutchison Whampoa group:

	Our directors	Our directors with continuing roles in Hutchison Whampoa
Executive Directors	3	1	(1)
Non-Executive Directors	3	3	(2)
Independent Non-Executive Directors	3	—

Total	9	4	(3)

(1)	Mr. Dennis Pok Man LUI will retain non-executive directorships with, and perform a non-executive advisory role in, Hutchison Telecommunications (Australia) Limited, and the Hutchison Whampoa group’s 3G operating companies in Austria, Denmark and Sweden. Although Mr. Dennis Pok Man LUI will be a director of Hutchison Telecommunications Argentina S.A., which is a member of the Hutchison Whampoa group, this role is being undertaken as our representative because of our option over the shares in that company. See “—Option Agreement” above.
(2)	Mr. FOK Kin-ning, Canning is the group managing director of Hutchison Whampoa, serves as chairman of Hutchison Harbour Ring Limited and Hutchison Telecommunications (Australia) Limited and deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited.

Mrs. CHOW WOO Mo Fong, Susan is deputy group managing director of Hutchison Whampoa, and executive director of Cheung Kong Infrastructure Holdings Limited and Hutchison Harbour Ring Limited.

Mr. Frank John SIXT is group finance director of Hutchison Whampoa, an executive director of Cheung Kong Infrastructure Holdings Limited and a director of Hutchison Telecommunications (Australia) Limited.

(3)	Our directors confirm that the businesses conducted by the companies of which such persons are directors will not compete with our business.

In summary, the majority of the full-time executive directors (two out of three full-time executives) will be entirely independent of the Hutchison Whampoa group. In addition, the senior management of the operating subsidiaries within the Hutchison Whampoa group and our group will be independent of, and separate from, each other.

We have operated under substantially the same management throughout the three-year period ended December 31, 2003.

During this period, management responsibility for our operations as a whole rested with a senior management team of three persons. These persons were Mr. Dennis Pok Man LUI, Mr. CHAN, Ting Yu and an executive who transferred from our company to the Hutchison Whampoa group towards the end of 2003 and has since been replaced by Mr. Tim Lincoln PENNINGTON. Our senior management team had supervisory responsibility for our international and Hong Kong telecommunications businesses, dealing with operational and financial issues, capital expenditure decisions and the generation, agreement and implementation of strategy across our group.

The day-to-day management of our operating companies has rested during the three years ended December 31, 2003 with the key executives within each of these companies. The senior management of the majority of our major operating companies has remained substantively unchanged throughout the three-year period. This includes the managing director of the principal mobile telecommunications subsidiary for Hong Kong and Macau, the chief executive officer of the principal fixed-line telecommunications subsidiary in Hong Kong, the chief executive officer of the major operating company (in terms of both revenues and profits) in India, and the senior management personnel who have been the acting or appointed chief executive officers of both our marketing company and network company in Thailand.

Hutchison Whampoa’s board of directors has maintained high-level supervisory responsibility for our operations within the Hutchison Whampoa group, dealing with high-level strategic issues, approval of significant capital expenditure programs, approval of significant acquisitions and assisting with shareholder relationship issues. At the Hutchison Whampoa level, all the members of the senior management team who have ultimately been responsible within the Hutchison Whampoa group for these functions and for monitoring the Hutchison Whampoa group’s investment in us, have been in office, and exercised their supervisory functions, throughout the three-year period.

•	Separate lines of business: Our operations will be separate from and independent of the telecommunications businesses of the Hutchison Whampoa group.

The delineation of our activities and the Hutchison Whampoa group has two elements. First, country-by-country geographical delineation has been established, with countries being grouped on a regional basis. Second, the Hutchison Whampoa group’s exclusive territory is confined to those geographical areas that are characterized by mature telecommunications markets in which the Hutchison Whampoa group either has a start-up 3G business or in which the potential for any new mobile telecommunications business is likely to be in 3G or equivalent advanced services. These markets tend to have large numbers of mobile subscribers and significant existing or potential demand for high-value telecommunications services.

The geographical delineation is designed to ensure that there will be no competition between us and the Hutchison Whampoa group. The telecommunications industry is highly-regulated. Licenses are required in order to operate telecommunications networks across most of the world. These licenses are not global in nature, but are granted by the relevant domestic regulatory authorities and are of a specified and limited geographical scope. This imposes natural limits on the competition between telecommunications operators licensed in different geographical areas. The geographical delineation between us and the Hutchison Whampoa group is therefore underpinned by the regulatory regime.

Hutchison Whampoa’s retained telecommunications businesses comprise Hutchison Whampoa’s existing 2G mobile telecommunications businesses in Australia and Argentina (over which we have an option) and 3G mobile telecommunications businesses in Western Europe (namely Austria, Denmark, Italy, Sweden and the United Kingdom) and Australia. Our business does not compete with the business of the Hutchison Whampoa group.

The reason for Hutchison Whampoa deciding to retain its mobile telecommunications businesses in Western Europe and Australia is because these are mature telecommunications markets in which Hutchison Whampoa has no significant 2G business (and therefore few existing subscribers to its telecommunications services nor the associated infrastructure required to support a significant subscriber base). These businesses impose management challenges and risk profiles distinct from those that apply to our businesses. In the case of the mature telecommunications markets of the Hutchison Whampoa group, the principal management challenge is to achieve the migration of the incumbent telecommunications operators’ subscribers to a new entrant telecommunications operator that offers high-value services. The risk profile is a function of the significant investment required in order to build the infrastructure to offer this type of service, in a large market, in competition with entrenched incumbent telecommunications operators and without the benefit of an existing revenue stream. The executive management teams within the Hutchison Whampoa group with responsibility for the mobile telecommunications businesses in Western Europe and Australia are not part of our executive management and will continue to be separate from the executive management team responsible for our international operations. Argentina falls outside the delineation principles set out above. In the wake of the Argentine economic collapse in 2002, and given the current differences in the business strategies of the Argentine operations and our group, which are the primary reasons for Hutchison Whampoa’s decision to exclude the Argentine operations from our company, Hutchison Whampoa is evaluating its options in Argentina. We will, however, have an option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A. See “—Option Agreement.”

Going forward, our company’s and the Hutchison Whampoa group’s activities will be limited to specific jurisdictions. The basis for the delineation between the Hutchison Whampoa group’s exclusive territory and our company’s exclusive territory is the same as the basis for the delineation between the Hutchison Whampoa group’s existing businesses and our company’s existing businesses. The Hutchison Whampoa group’s exclusive territory will be in the member countries of the European Union (prior to its enlargement in 2004), Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States, Canada and, unless and until such time as we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. Our exclusive territory will cover all the remaining countries of the world. In respect of those mobile telecommunications countries which are subject to the non-competition agreement, there is no single country in which both we and the Hutchison Whampoa group have competing operations.

We have entered into the non-competition agreement with Hutchison Whampoa, as described in “—Non-Competition Agreement” above, to maintain a clear delineation of our respective businesses going forward.

•	Independence of administrative capability: Certain non-management administrative functions will be outsourced by us to the Hutchison Whampoa group, as described in “Certain Relationships and Related Party Transactions.” However, all essential administrative functions will be carried out by us without requiring the support of the Hutchison Whampoa group. In particular, we will have our own capabilities, performing all essential administrative functions such as finance and accounting, administration and operations, information technology, human resources and compliance functions.

•	Independent financial viability: The following table presents bank loans and other interest-bearing borrowings and debentures which were guaranteed by Hutchison Whampoa and other members of the Hutchison Whampoa group as of August 31, 2004:

	As of August 31, 2004
	Due in 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years	Total
	(HK$ in millions)
India	2,561	1,959	—	—	4,520
Thailand	3,235	2,638	77	39	5,989

Total	5,796	4,597	77	39	10,509

Hutchison Whampoa and other members of the Hutchison Whampoa group have also provided loan facilities and other forms of credit support to us. Such support has included Hutchison Whampoa guarantees in favor of Hutchison Telephone counterparties under a series of equipment sale and leaseback transactions entered into by Hutchison Telephone in 1998. For a description of such facilities and support, see “Certain Relationships and Related Party Transactions—Financial assistance to our company by connected persons—Financial assistance by the Hutchison Whampoa group to our group.”

We do not propose to effect premature release of the guarantees given by Hutchison Whampoa or other members of the Hutchison Whampoa group prior to the global offering. Instead, we intend to refinance the relevant facilities without the benefit of any of the Hutchison Whampoa group guarantees as the relevant facilities mature. The premature discharge now of all of the Hutchison Whampoa group guarantees effected without the consent of the counter-parties would give rise to significant early termination liabilities as well as practical and commercial difficulties for us. There are a number of different borrowers within our group and a large number of banking relationships, and renegotiation of all of the various facilities simultaneously would be an unfeasible and cost-ineffective exercise. Moreover, the local banking market in India and Thailand would pose considerable local liquidity constraints on any borrowers seeking funding for such a significant sum at any one time.

We have, since Hutchison Whampoa’s first public announcement on March 29, 2004 of the possibility of the listing on the Hong Kong Stock Exchange, negotiated with ABN AMRO Bank N.V. the provision of a credit facility for our group in an amount of HK$8 billion. This facility has been granted on the basis of the credit position of our group alone, with no guarantee or other financial support given by Hutchison Whampoa or by any other member of the Hutchison Whampoa group. In addition, in the same period, a number of our major lending banks in India and Thailand which we have approached have confirmed their preparedness, subject to agreement on pricing and their usual credit approval processes, to refinance the existing guaranteed facilities in full upon maturity by new facilities on substantially the same terms as the existing facilities but without the support of any guarantee from Hutchison Whampoa or from any other member of the Hutchison Whampoa group. Such confirmations are in respect of facilities for more than HK$2,800 million in aggregate principal amount.

We also entered into a US$500 million (approximately HK$3,900 million) letter of credit facility agreement on August 13, 2004 with The Hongkong and Shanghai Banking Corporation Limited. Under the agreement, we shall, among other things, act as an agent for any Hutch India company which subsequently accedes to the agreement, which will entitle any Hutch India company to, among other things, draw down certain credit facilities. For further information see “Certain Relationships and Related Party Transactions—Connected transactions requiring independent shareholders’ approval—Letter of credit facility agreement.”

We intend to procure an orderly release of all the Hutchison Whampoa group guarantees in support of current credit facilities to us at the earliest practicable time. This is consistent with our policy of maintaining, whenever possible, a direct relationship with our lenders and control over the financing and credit profile of our group. To this end, we intend within six months after the listing of the ordinary shares on the Hong Kong Stock Exchange to commence discussions with our lenders with a view to achieving the refinancing of at least one-half in aggregate principal amount of our total indebtedness that is at the the date on which ordinary shares are listed on the Hong Kong Stock Exchange guaranteed by the Hutchison Whampoa group. We intend to effect such refinancing on the basis that there will be no continuing guarantees or other forms of financial support from any member of the Hutchison Whampoa group. With the implementation of our above policy and the availability of the HK$8 billion credit facility to us, we have sufficient liquidity without the need for future reliance on any of the Hutchison Whampoa group guarantees.

We have an obligation to reimburse the selling shareholder an amount equal to the underwriting commissions deducted from the proceeds of the global offering, and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by the selling shareholder and other associates of Hutchison Whampoa for the purpose of the restructuring and the global offering. The selling shareholder has agreed that it will not seek such reimbursement before December 31, 2005. Our directors are of the view that such on-going reimbursement obligation will not affect the independent financial viability of our group. While we are in a position to fully reimburse the Hutchison Whampoa group for the underwriting commissions and other expenses incurred in connection with the listing of our shares on the Hong Kong Stock exchange, our directors consider it to be in our interest to accept the credit arrangement on terms offered by the selling shareholder. See “Use of Proceeds.”

Our directors believe, as evidenced by our ability to secure such large financings and extensive confirmations in a relatively short period of time, that we have the ability to operate independently of the Hutchison Whampoa group from a financial perspective.

Transaction with NTT DoCoMo involving our shares

On May 27, 2004, Hutchison Whampoa entered into an agreement with NTT DoCoMo for the acquisition by the Hutchison Whampoa group of NTT DoCoMo’s 20% interest in Hutchison 3G UK Holdings Limited, or 3UK, which is the holding company for the Hutchison Whampoa group’s 3G operations in the United Kingdom.

The consideration payable to NTT DoCoMo is £120 million (plus interest and transaction costs), payable in three tranches. The first tranche of £80 million is payable prior to or on the date on which our ordinary shares begin trading on the Hong Kong Stock Exchange, and two further tranches of £20 million each are payable, subject to acceleration in certain circumstances, on January 31, 2006 and December 15, 2006, respectively.

NTT DoCoMo has agreed, at Hutchison Whampoa’s option, to apply up to the full amount of the first tranche (i.e., £80 million) of the consideration in the purchase of our ordinary shares from the selling shareholder at the initial public offering price. Accordingly, NTT DoCoMo will acquire on the date on which our ordinary shares begin trading on the Hong Kong Stock Exchange a number of ordinary shares representing approximately 4.2% of our issued share capital at that date.

NTT DoCoMo has also agreed, at Hutchison Whampoa’s option, to apply all or some of the additional tranches of the consideration in the purchase of our ordinary shares from the selling shareholder. If Hutchison Whampoa exercises this option, the purchases would be at the trading volume-weighted monthly average price, or VWAP, of our ordinary shares over a period of one month preceding the date on which the ordinary shares are purchased.

NTT DoCoMo has the option to require Hutchison Whampoa to purchase or procure purchasers for shares having a value of up to £120 million (plus interest and transaction costs), exercisable not less than 30 days before the scheduled completion date on February 15, 2007, or an earlier accelerated completion date for the purchase of NTT DoCoMo’s interest in 3UK. If, after January 31, 2006, the aggregate value of all ordinary shares so acquired by NTT DoCoMo (based on the VWAP of our ordinary shares over a period of one month prior to that date) exceeds £120 million (plus interest and transaction costs), NTT DoCoMo will have the same option exerciseable by it within 20 trading days of the value of the ordinary shares acquired by NTT DoCoMo under the agreement exceeding £120 million. Under each option, the price payable will be set by matching any bona fide third-party offer made to NTT DoCoMo. If no such offer is made, the price payable will be set at 95% of the VWAP of the ordinary shares over a period of five trading days prior to the relevant date. Additionally, if at any time prior to the final completion date, the value of the ordinary shares acquired under the agreement by NTT DoCoMo falls below 70% of the price at which they were acquired, then Hutchison Whampoa may, or at NTT DoCoMo’s option must, purchase all of the ordinary shares held by NTT DoCoMo at the price per ordinary share at which they trade at that time.

NTT DoCoMo has agreed with Hutchison Whampoa that it will not dispose of any ordinary shares acquired by it under the agreement prior to, the earlier of (1) January 31, 2006, (2) the date Hutchison Whampoa ceases to be the single largest holder of our shares or (3) the date the agreement terminates other than to Hutchison Whampoa or the selling shareholder; that it will not at any time prior to completion of the purchase of NTT DoCoMo’s interest in 3UK, sell any of the ordinary shares so acquired to a telecommunications competitor of Hutchison Whampoa or us in any country where Hutchison Whampoa or we carry on such business; that Hutchison Whampoa will have a right of first refusal to purchase from NTT DoCoMo the ordinary shares so acquired and if Hutchison Whampoa does not purchase the shares offered and they represent at least 3% of our issued share capital, then NTT DoCoMo shall consult with Hutchison Whampoa on a strategy for sale of the shares that mitigates any adverse impact on our share price.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon completion of the global offering, Hutchison Whampoa will directly own and control approximately 74.33% of our issued and outstanding ordinary shares (or approximately 70.48% if the underwriters’ option to purchase additional ADSs is exercised in full), including shares to be transferred to NTT DoCoMo upon completion of the offering. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.” In connection with our restructuring, we have entered into various agreements with the Hutchison Whampoa group. See “The Restructuring.” Following the completion of the global offering, there will also be continuing connected transactions between members of our group and members of the Hutchison Whampoa group. We have also entered into certain transactions with our joint venture partners in Thailand, India and Ghana that constitute continuing connected transactions within the meaning of the listing rules of the Hong Kong Stock Exchange.

Under the listing rules of the Hong Kong Stock Exchange, a “connected person” of our company includes a director, chief executive or substantial shareholder of our company or of any of the subsidiaries of our company or an associate of any of them. “Substantial shareholder” of a company is defined to mean a person who is entitled to exercise, or control the exercise, of 10% or more of the voting power at any general meeting of a company. “Associate” is also a defined term under the listing rules of the Hong Kong Stock Exchange. In relation to a company, an “associate” includes, but is not limited to:

•	any other company which is its subsidiary;

•	any other company which is its holding company;

•	any other company which is a fellow subsidiary of its holding company; or

•	any other company the equity capital of which it and/or the other company or companies referred to above taken together are directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting power at general meeting, or to control the composition of a majority of the board of directors.

Under the listing rules of the Hong Kong Stock Exchange, a transaction between our group and a connected person of our company constitutes a “connected transaction.” A connected transaction is subject to disclosure and/or independent shareholders’ approval requirements unless the transaction falls within one of the exemptions under the listing rules of the Hong Kong Stock Exchange.

Arrangements relating to the restructuring and global offering

Hong Kong pass through agreement

As disclosed in “Business—Hong Kong and Macau mobile telecommunications business—Overview,” NTT DoCoMo and NEC each owns an indirect shareholding of 24.1% and 5%, respectively, in each of our group’s operating companies for 3G mobile telecommunications services in Hong Kong and 2G mobile telecommunications services in Hong Kong and Macau (being Hutchison 3GHK, Hutchison 3GHK Services, Hutchison Telephone and Hutchison Macau). NTT DoCoMo and NEC entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their shareholdings in Hutchison 3G HK Holdings Limited, Hutchison 3GHK, Hutchison 3GHK Services and Hutchison Telephone. The shareholders’ agreements deal with customary matters such as voting rights, board control, funding obligations, restrictions on share transfers and a possible listing subject to favorable market conditions. Both shareholders’ agreements were supplemented by a supplemental letter dated June 30, 2004 made between Hutchison Whampoa and NEC, pursuant to which NEC will, after our listing on the Hong Kong Stock Exchange, retain only certain of the rights and obligations it currently has under these shareholders’ arrangements.

Hutchison Whampoa has on September 24, 2004 entered into a pass through agreement with us pursuant to which we have agreed, subject to limited exceptions stated therein, that with effect from the listing date of our shares on the Hong Kong Stock Exchange the rights and obligations of Hutchison Whampoa contained in the abovementioned shareholders’ agreements as supplemented will be passed through to us. See “Business—Hong Kong and Macau mobile telecommunications business—Overview.”

Our directors, including our independent non-executive directors, are of the view that the pass through agreement is on normal commercial terms.

Hinduja pass through agreement

As disclosed in “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators,” pursuant to a consolidation agreement entered into between IndusInd Telecom Network Limited (a joint venture of our group that is part of the Hinduja group, holding direct interests in Hutch India), HTI (1993) Holdings Limited and Usha Martin Telematics Limited (which is consolidated into our group’s financial statements), the parties agreed to transfer their respective shares in Hutch India to the Indian holding company in return for shares in the Indian holding company.

HTI (1993) Holdings Limited has on September 24, 2004 entered into a pass through agreement with Hutchison Telecom (BVI) Limited pursuant to which Hutchison Telecom (BVI) Limited, a member of our group, has agreed, subject to limited exceptions stated therein, that with effect from the listing date of our shares on the Hong Kong Stock Exchange the rights and obligations of HTI (1993) Holdings Limited contained in the consolidation agreement will be passed through to us.

Our directors, including our independent non-executive directors, are of the view that the pass through agreement is on normal commercial terms.

Non-competition agreement

We have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined as the European Union prior to its enlargement in 2004, Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada, and unless and until such time as we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. Our territory comprises all areas of the world outside the Hutchison Whampoa territory.

These restrictions will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless upon the cessation of Hutchison Whampoa’s interests, another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will terminate immediately upon Hutchison Whampoa’s cessation of interests. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). See “Relationship with Hutchison Whampoa—Non-Competition Agreement.”

Our directors, including our independent non-executive directors, are of the view that the non-competition agreement is on normal commercial terms.

Trust deed between Whampoa Holdings Limited and Hutchison Telecommunications Limited

Our indirect wholly-owned subsidiary, Whampoa Holdings Limited, has entered into a transfer and declaration of trust deed with Hutchison Telecommunications Limited on September 17, 2004 whereby:

•	Whampoa Holdings Limited transferred to Hutchison Telecommunications Limited the beneficial interest in shares in Hutchison Telecommunications Argentina S.A., representing 90.05% of the issued share capital of, and its rights in respect of irrevocable capital contributions to, this company;

•	Whampoa Holdings Limited declared that it held the legal interest in shares in, and irrevocable capital contribution made to, Hutchison Telecommunications Argentina S.A. and all rights and obligations relating to Hutchison Telecommunications Argentina S.A., on trust for us; and

•	Hutchison Telecommunications Limited undertook to indemnify Whampoa Holdings Limited in respect of any losses, damages or liabilities, and all reasonable costs and expenses arising from or incurred or suffered by it as a result of holding rights and obligations as nominee for, and acting on the instruction of Hutchison Telecommunications Limited (other than losses, damages, liabilities, costs or expenses arising from or incurred or suffered as a result of Whampoa Holdings Limited’s deliberate or negligent acts or omissions as nominee for Hutchison Telecommunications Limited).

As nominee for Hutchison Telecommunications Limited, Whampoa Holdings Limited may be required to transfer to Hutchison Telecommunications Limited (or its nominee), or otherwise deal with, the shares and irrevocable capital contributions in Hutchison Telecommunications Argentina S.A. and all of our interests in and rights and obligations relating to Hutchison Telecommunications Argentina S.A., as Hutchison Telecommunications Limited may direct. No consideration would be payable to Whampoa Holdings Limited in respect of any such transaction.

Our directors, including our independent non-executive directors, are of the view that the trust deed between Whampoa Holdings Limited and Hutchison Telecommunications Limited is on normal commercial terms.

Registration rights agreement

We have entered into a registration rights agreement on September 24, 2004 with Cheung Kong (Holdings) Limited and the selling shareholder. Under the registration rights agreement, either of Cheung Kong (Holdings) Limited and the selling shareholder may from time to time but commencing six months after our listing on the Hong Kong Stock Exchange make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the U.S. Securities and Exchange Commission for offer and sale to the public under a registration statement (within the meaning of the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed. Our directors, including our independent non-executive directors, are of the view that the registration rights agreement is on normal commercial terms.

The registration rights agreement has been entered into before our listing and is binding on our group. The performance of the registration rights agreement by us is exempt from all the reporting, announcement and shareholders’ approval requirements under the listing rules of the Hong Kong Stock Exchange.

Our directors, including our independent non-executive directors, are of the view that the registration rights agreement is on normal commercial terms.

Financial assistance to our company by connected persons

Financial assistance by the Hutchison Whampoa group to our group

Guarantees and letters of comfort.    Hutchison Whampoa, Hutchison International and Hutchison Telecommunications Limited have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. Most of these guarantees relate to the obligations incurred by the Thai operations (with respect to a number of loan and credit facilities and certain ISDA swap obligations, aggregating approximately US$652 million (approximately HK$5,086 million) in outstanding principal amount as of December 31, 2003, assuming that the swaps will run to maturity with no default on the part of the swap counterparties) and Hutch India (with respect to certain term loans and general banking facilities aggregating approximately US$508 million (approximately HK$3,962 million) in principal amount as of December 31, 2003).

As security in support of a series of equipment sale and leaseback transactions entered into by Hutchison Telephone in 1998, Hutchison Whampoa issued guarantees in favor of Hutchison Telephone’s counterparties under those transactions in respect of performance and payment obligations.

Hutchison International has provided letters of comfort under which it agrees to maintain specified shareholdings in several of our Hong Kong subsidiaries in connection with credit facilities provided to them. As of June 30, 2004, approximately HK$4,110 million (US$527 million) remained outstanding under these facilities.

Hutchison Whampoa or other members of the Hutchison Whampoa group will continue to provide the above guarantees and letters of comfort as well as the guarantees described below under “—Other ongoing transactions between us and the Hutchison Whampoa group—Global procurement services provided by the Hutchison Whampoa group.” Except as described above, following the global offering, if guarantees, indemnities or security are required to be given in support of debts of subsidiaries or associated companies, we expect that we will provide those guarantees, indemnities and security, rather than Hutchison Whampoa or other members of the Hutchison Whampoa group.

We have entered into a fee agreement with Hutchison Whampoa, pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings.

Loan facilities.    As part of the recent major and connected transactions involving Hutchison Global Communications Holdings announced in January 2004, a back-to-back loan facility of HK$1 billion was granted by Hutchison International in favor of Hutchison Global Communications Holdings. Our group will assume the obligations of Hutchison International under this facility, with Hutchison International agreeing to provide a facility in the same amount and with the same tenor to our group. Our group may only draw on this facility to the extent Hutchison Global Communications Holdings draws down under the facility assumed by our group.

Reimbursement of underwriting commission and other costs and expenses.    We have agreed to reimburse the selling shareholder an amount equal to the underwriting commissions deducted from the proceeds of the global offering, and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by the selling shareholder and other associates of Hutchison Whampoa for the purpose of the restructuring and the global offering. The selling shareholder has agreed that it will not seek such reimbursement before December 31, 2005. For such time as the reimbursement is not made in full, the selling shareholder will charge us interest on the outstanding amount on normal commercial terms.

Shareholder loan

Kludjeson International Limited, a joint venture partner of ours in Ghana holding a 20% interest in Kasapa, has owing to it from Kasapa a debt of HK$4 million which is recorded by Kasapa as a shareholder loan. The debt was incurred by Kasapa prior to our group acquiring our interest in Kasapa in 1998, and is repayable when determined by Kasapa and carries interest of LIBOR plus 2% per annum.

Financial assistance under the listing rules of the Hong Kong Stock Exchange

Our directors, including our independent non-executive directors, are of the view that the financial assistance arrangements described above (including the loan arrangements, the guarantees provided by the Hutchison Whampoa group, the transactions contemplated under the fee agreement, the counter-indemnity agreement, the reimbursement of underwriting commission and other costs and expenses and the shareholder loan provided by Kludjeson International Limited) are on normal commercial terms. Such arrangements constitute financial assistance provided by connected persons of our company for the benefit of our group and are exempt from all the reporting, announcement and shareholders’ approval requirements under the listing rules of the Hong Kong Stock Exchange.

Connected transactions requiring independent shareholders’ approval

Marketing agreement with CAT Telecom

As disclosed in “Business—Thailand,” under a marketing agreement dated August 14, 1996 between Hutchison CAT and CAT Telecom, as amended on April 1, 1997, October 16, 2000 and August 11, 2003, Hutchison CAT provides exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand, whereby Hutchison CAT is responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sale services and other supplementary services relating to such sales and marketing activities. Hutchison CAT markets CAT Telecom’s CDMA2000 1X network services under the Hutch brand name. The marketing agreement is effective until April 21, 2015. Hutchison CAT receives a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Hutchison CAT is also liable to pay to CAT Telecom certain network operating expenses. Our directors, including our independent non-executive directors, are of the view that the marketing agreement is on normal commercial terms, in the ordinary and usual course of business, is fair and reasonable and in the interests of our shareholders as a whole.

In 2001, 2002 and 2003, the aggregate revenues to us from access fees, monthly services fees and sign-on fees amounted to approximately HK$4 million, approximately HK$4 million and approximately HK$271 million, respectively. For the six months ended June 30, 2004, the aggregate revenues to our group amounted to approximately HK$478 million. In 2001, 2002 and 2003, the aggregate network operating expenses payable by us amounted to approximately HK$14 million, approximately HK$10 million and approximately HK$23 million, respectively. It is expected that the aggregate revenues to our group for 2004, 2005 and 2006 will not exceed approximately HK$1,321 million, HK$2,064 million and HK$2,620 million, respectively. The substantial increase in revenues is in line with the normal growth trend of a mobile network, in which the startup stage is characterized by low subscriber numbers followed by an increase in uptake and hence revenues once the mobile network has established itself in the target market. Such increase is evident in the 137% growth in subscribers to the Hutch brand services in Thailand, from 224,000 to 530,000, for the first six months of 2004. It is expected that the aggregate network operating expenses for 2004, 2005 and 2006 will not exceed approximately HK$34 million, HK$36 million and HK$38 million, respectively. The increase in operating expenses is not in line with the increase in revenues as the majority of operating expenses are fixed or semi-variable in nature. Major examples include expenses relating to network support and maintenance, employment and equipment depreciation. These expenses are expected to increase in stepped phases as the business scales its investment in network capacity and its ability to serve a greater number of subscribers. The information in the preceding sentences represents management’s current expectations which are subject to a number of factors and uncertainties that could cause actual results to differ materially from management’s current expectations. See “Forward-Looking Statements.”

The marketing agreement constitutes a continuing connected transaction subject to independent shareholders’ approval, reporting and announcement requirements set out in the listing rules of the Hong Kong Stock Exchange. Given that the marketing agreement had been entered into prior to our listing, our directors consider that strict compliance with such independent shareholders’ approval and announcement requirements for the marketing agreement would be impracticable. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the independent shareholders’ approval and announcement requirements for the Thai marketing agreement. In connection with this waiver, we are required to set limits (“caps”) in respect of the amount of the revenues and expenses that are payable to and by us under the Thai marketing agreement for each of the next three years. The annual caps that we have set for the Thai marketing agreement for 2004, 2005 and 2006, respectively, are the projected maximum amounts of revenues and network operating expenses for each of the relevant years as set out above. If the actual amount of revenues or expenses that are payable under the terms of the agreement exceeds these caps, then we will need to comply with the disclosure and/or independent shareholders’ approval requirements under the listing rules of the Hong Kong Stock Exchange. Our directors, including our independent non-executive directors, are of the opinion that the caps are fair and reasonable.

Financial assistance by our group to connected persons in Thailand

As disclosed in “Business—Thailand,” our group operates its businesses in Thailand together with local joint venture partners. Our group has the following funding arrangements in Thailand with respect to connected persons:

•	Pursuant to the Hutchison Wireless shareholders’ agreement dated October 16, 2000 between our subsidiary, Hutchison Telecommunications Investment Limited, GMRP and three other Thai minority shareholders, our group advanced to GMRP an interest-free loan of THB4,350,000 (approximately HK$830,000), for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to our group of its shares in Hutchison Wireless. This loan has no fixed repayment date but is repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to our group, if the option arrangements described in “—Option arrangements” below are ever exercised. Our group has agreed to make interest-free advances to GMRP to enable the latter to maintain an aggregate 41% interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

The making of this loan by our group was a condition to our group’s being able to make the initial investment in the Thai marketing business. It is not uncommon for a joint venture partner whose contribution to the joint venture is not, from a commercial point of view, of a financial nature to impose as a condition to the setting up of the joint venture that it is provided with funding by the joint venture partner whose contribution is of a financial nature. Our group’s Thai joint venture partner has contributed and is expected to continue to contribute significant local knowledge and expertise to the establishment, management, development, growth and general success of the venture. The Thai joint ventures were set up based on arm’s length negotiations and this funding arrangement was part and parcel of the commercial deal agreed between our group and GMRP. In such circumstances, our directors consider it normal commercial practice to provide the type of financial assistance that has been given to GMRP.

•	Pursuant to the PKNS shareholders’ agreement dated October 16, 2000 between our subsidiary, Light Power Telecommunications Limited, or Light Power, and DPBB, our group advanced to DPBB an interest-free loan of THB127,500 (approximately HK$24,300) for DPBB to acquire its 51% interest in PKNS, secured by pledges to our group of its shares in PKNS. This loan has no fixed repayment date but is repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements described in “—Option arrangements” below are ever exercised. Our group has agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

The making of this loan by our group was a condition to our group’s being able to make the initial investment in the Thai telecommunications network business. It is not uncommon for a joint venture partner whose contribution to the joint venture is not, from a commercial point of view, of a financial nature to impose as a condition to the setting up of the joint venture that it is provided with funding by the joint venture partner whose contribution is of a financial nature. Our group’s Thai joint venture partner has contributed and is expected to continue to contribute significant local knowledge and expertise to the establishment, management, development, growth and general success of the venture. The Thai joint ventures were set up based on arm’s length negotiations and this funding arrangement was part and parcel of the commercial deal agreed between our group and DPBB. In such circumstances, our directors consider it normal commercial practice to provide the type of financial assistance that has been given to DPBB.

Our directors, including our independent non-executive directors, are of the view that the above funding arrangements in Thailand are fair and reasonable and are in the interests of our shareholders as a whole.

There will only be future advance of interest-free loans to GMRP and DPBB under the Hutchison Wireless shareholders’ agreement and the PKNS shareholders’ agreement if Hutchison Wireless or PKNS, as the case may be, issues new shares. These financial assistance arrangements by our group to connected persons in Thailand constitute continuing connected transactions subject to independent shareholders’ approval, reporting and announcement requirements in the listing rules of the Hong Kong Stock Exchange. These transactions are of a recurring nature, had been entered into prior to listing and are binding on our group. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the independent shareholders’ approval and announcement requirements for these financial assistance arrangements by our group to connected persons in Thailand. The caps for the aggregate interest-free loans advanced and to be advanced by our group to each of GMRP and DPBB for each of 2004, 2005 and 2006 shall be HK$252.6 million. Our directors, including our independent non-executive directors, are of the opinion that the caps are fair and reasonable.

Financial assistance by our group to connected persons in India

As disclosed in “Business—India,” our group operates its businesses in India together with local joint venture partners.

Pursuant to a consolidation agreement entered into in July 2003 with Essar Teleholdings Limited and Usha Martin Telematics Limited, a Hutchison Whampoa subsidiary, HTI (1993) Holdings Limited, agreed to continue to provide credit support of up to US$217 million (approximately HK$1,693 million) for a loan of INR9,050 million (approximately HK$1,535 million) and credit support of up to US$36.2 million (approximately HK$282 million) for a loan of up to INR1,490 million (approximately HK$253 million) advanced by a third-party financial institution to Essar Teleholdings Limited. These loans, which we refer to as the Essar loans, are each supported by a share pledge and a standby letter of credit. The standby letter of credit facilities are supported by guarantees provided by Hutchison Whampoa. If, following a default by Essar Teleholdings Limited under an Essar loan, the lender calls on the corresponding standby letter of credit and the relevant letter of credit bank calls on the Hutchison Whampoa guarantee, Hutchison Whampoa is entitled, under a subrogation agreement, to enforce the share pledge. In addition, pursuant to the consolidation agreement, HTI (1993) Holdings Limited may exercise a call option to acquire and Essar Teleholdings Limited may exercise a put option to require HTI (1993) Holdings Limited to acquire, all of Essar Teleholdings Limited’s equity ownership in the Indian holding company (or in one of the Hutch India mobile telecommunications operators if the Indian holding company has not yet been formed), equal in value to the outstanding amount under the Essar loans, upon default of the repayment of the Essar loans, as discussed under “—Option arrangements” below.

Essar Teleholdings Limited is one of our group’s Indian joint venture partners. Usha Martin Telematics Limited is one of the Indian companies through which our group and the Kotak Mahindra group jointly invest in some of the Hutch India mobile telecommunications operators (namely, Fascel Limited, Hutchison Telecom East Limited and Aircel Digilink India Limited). Our group has a wholly-owned equity interest of 49% in Usha Martin Telematics Limited. Pursuant to the pass through agreement described in “Business—India—Ownership—Planned consolidation and initial public offering of Indian operators,” Hutchison Telecom (BVI) Limited, a member of our group, has agreed that HTI (1993) Holdings Limited’s rights and obligations under the consolidation agreement, including the obligation to provide credit support under the consolidation agreement, the corresponding subrogation rights in respect of the share pledge and the rights and obligations in respect of the put and call options exercisable upon default of repayment of the Essar loans will be passed through to Hutchison Telecom (BVI) Limited. Pursuant to the pass through agreement, Hutchison Telecom (BVI) Limited will also indemnify Hutchison Whampoa against all claims and liabilities of Hutchison Whampoa in connection with the provision by Hutchison Whampoa of any credit support for loans to Essar Teleholdings Limited under the consolidation agreement after our listing on the Hong Kong Stock Exchange.

The credit support of up to US$217 million (approximately HK$1,693 million) for the INR9,050 million loan (approximately HK$1,535 million) is a refinancing of credit support originally provided by the Hutchison Whampoa group to Essar Teleholdings Limited in May 2000 in connection with its initial investment in Hutchison Essar Telecom Limited (which is consolidated in our financial statements). This loan is due for repayment on December 31, 2004.

The credit support of up to US$36.2 million (approximately HK$282 million) for the INR 1,490 million loan (approximately HK$253 million) is a refinancing of credit support originally provided by the Hutchison Whampoa group to Essar Teleholdings Limited in December 2002 in connection with a rights issue by Hutchison Essar Telecom Limited (which is consolidated in our financial statements). Such credit support was given for a third-party loan to Essar Teleholdings Limited for the purpose of financing Essar Teleholdings Limited’s subscription of new shares in Hutchison Essar Telecom Limited pursuant to the rights issue. This loan is due for repayment on December 17, 2004.

In the event an initial public offering of the Indian holding company contemplated under the consolidation agreement has not taken place by December 31, 2004 but is likely to take place before

June 30, 2005, the Hutchison Whampoa group will have an obligation under the consolidation agreement to extend the credit support to June 30, 2005 and such obligation will be passed through to Hutchison Telecom (BVI) Limited under the pass through agreement. It is estimated that the total credit support to be given by the Hutchison Whampoa group for loans advanced and to be advanced to Essar Teleholdings Limited up to June 30, 2005 will be approximately US$275 million (approximately HK$2,145 million). Such amount is calculated based on the amount of the existing credit support, interest accrued and to be accrued to the Essar loans and the inclusion of a foreign exchange risk margin.

The credit support originally provided to Essar Teleholdings Limited in May 2000 was made in connection with the Hutchison Whampoa group’s initial investment in Hutchison Essar Telecom Limited, which holds a mobile telecommunications license for Delhi. The Delhi joint venture was set up based on arm’s length negotiations and the credit support arrangement was part and parcel of the commercial deal agreed between the Hutchison Whampoa group and Essar Teleholdings Limited. As mentioned in “—Financial Assistance by our group to connected persons in Thailand” above, it is not uncommon for a joint venture partner whose contribution to the joint venture is not, from a commercial point of view, of a financial nature to impose as a condition to the setting up of the joint venture that it is provided with funding by the joint venture partner whose contribution is of a financial nature. Essar Teleholdings Limited has contributed and is expected to continue to contribute significant local knowledge and expertise regarding regulatory matters, management, development, growth and general success of the joint venture. Accordingly, the Hutchison Whampoa group was also prepared to provide the additional credit support in relation to the rights issue in December 2002. In such circumstances, our directors consider it normal commercial practice to provide the credit support that has been given to Essar Teleholdings Limited.

The pass through agreement, including the indemnity and the passing through of the credit support obligations thereunder, will constitute continuing connected transactions subject to independent shareholders’ approval, reporting and announcement requirements in the listing rules of the Hong Kong Stock Exchange. The consolidation agreement and the pass through agreement had been entered into before our listing and are binding on our group. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the independent shareholders’ approval and announcement requirements for the pass through agreement, including the indemnity and the passing through of the credit support obligations thereunder. It is proposed that the caps for the total credit support to be given by the Hutchison Whampoa group for loans advanced and to be advanced to Essar Telecommunications Holdings for each of 2004 and 2005 will be US$275 million (approximately HK$2,145 million). Our directors, including our independent non-executive directors, are of the opinion that the cap is fair and reasonable and that the pass through agreement, including the indemnity and the passing through of the credit support obligations thereunder, are fair and reasonable and are in the interests of our shareholders as a whole.

Aircel financing arrangements

As described in “Business—India—Proposed Acquisition,” Aircel Digilink India Limited (part of Hutch India) entered into a preliminary agreement on June 19, 2004 to acquire from Aircel Tele Ventures Limited 100% of Aircel Limited and Aircel Cellular Limited. To finance such acquisitions, Hutchison Max Telecom Private Limited has arranged loans from certain banks in the aggregate amount of INR14,800 million (approximately US$320 million), which amount or part thereof will in turn be lent to Aircel Digilink India Limited. The Hutchison Max and the Aircel Digilink loans are guaranteed jointly and severally by Hutchison Telecom East Limited, Hutchison Essar Telecom Limited, Hutchison Essar South Limited, Aircel Digilink India Limited and Fascel Limited in favor of the banks in respect of the Hutchison Max loan, which we refer to as the Hutchison Max guarantee, and (other than Aircel Digilink India Limited) in favor of Hutchison Max Telecom Private Limited in respect of the Aircel Digilink loan, which we refer to as the Aircel Digilink guarantee.

Hutchison Max Telecom Private Limited is consolidated in our financial statements and is a connected person of our company (by being an associate of the Kotak Mahindra group); Aircel Digilink India Limited is a connected person of our company (by being an associate of the Essar group and the Kotak Mahindra group); Hutchison Telecom East Limited is part of Hutch India and a connected person of our company (by being an associate of the Essar group and the Kotak Mahindra group); Hutchison Essar Telecom Limited is consolidated in our financial statements and is a connected person of our company (by being an associate of the Essar group); Hutchison Essar South Limited is part of Hutch India and a connected person of our company (by being an associate of the Essar group); and Fascel Limited is part of Hutch India.

Therefore, the following transactions relating to the Hutchison Max loan and the Aircel Digilink loan will all constitute connected transactions of our company: (1) the provision of the Aircel Digilink loan by Hutchison Max Telecom Private Limited to Aircel Digilink India Limited; (2) the provision of the Hutchison Max guarantee; and (3) the provision of the Aircel Digilink guarantee.

The Aircel financing arrangements constitute financial assistance by members of our group to connected persons which are subject to the independent shareholders’ approval, reporting and announcement requirements set out in the listing rules of the Hong Kong Stock Exchange. The Aircel financing arrangements had been entered into prior to our listing and are binding on our group. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the independent shareholders’ approval and announcement requirements for the Aircel financing arrangements set out in the listing rules of the Hong Kong Stock Exchange. The cap for the Aircel financing arrangements will be INR16,190 million (approximately US$352 million), being the amount of the original loans together with interest which may accrue thereunder. Our directors, including our independent non-executive directors, are of the opinion that the cap is fair and reasonable and that the Aircel financing arrangements are fair and reasonable and are in the interests of the shareholders of our company as a whole.

Letter of credit facility agreement

We entered into a US$500 million (approximately HK$3,900 million) letter of credit facility agreement on August 13, 2004 with The Hongkong and Shanghai Banking Corporation Limited, for itself and as agent for other financial institutions. Under the agreement, we will, among other things, act as an agent for any Hutch India company which may subsequently accede to the agreement, which will entitle any Hutch India company to, among other things, draw down certain credit facilities to be provided by the finance parties. Each member of Hutch India which accedes to the agreement will agree to indemnify the finance parties against, among other things, any cost, loss or liability incurred as a result of the occurrence of an event of default under the agreement. As a condition to draw down under the agreement, we may (at our discretion) select to procure each member of Hutch India to guarantee jointly and severally as principal obligor, either by themselves or together with us, the obligation of each participating member under the agreement. This credit facility is not secured by any assets of our group or of the Hutchison Whampoa group, nor will the Hutchison Whampoa group provide any form of credit support in respect thereof and will serve as a standby credit facility for the benefit of Hutch India.

Each of the Hutch India companies is consolidated into our financial statements and some of the Hutch India companies are also connected persons of the company by virtue of being associates of either the Kotak Mahindra group or the Essar group, as the case may be. Therefore, the provision of the indemnities and guarantees under the agreement by any Indian guarantors or any participating members will constitute connected transactions of the company.

The provision of the indemnities and the guarantees under the agreement will constitute financial assistance by members of our group to connected persons which are subject to the independent shareholders’ approval, reporting and announcement requirements set out in the listing rules of the Hong Kong Stock Exchange. The agreement had been entered into before our listing and is binding on our group. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the independent shareholders’ approval and announcement requirements for the provision of the indemnities and the guarantees under the agreement. The cap for the arrangements will be US$550 million (approximately HK$4,290 million), being the maximum amount of the credit facility under the agreement together with interest which may accrue thereunder. Our directors, including our independent non-executive directors, are of the opinion that the cap is fair and reasonable and that the arrangements are fair and reasonable and are in the interests of the shareholders of the company as a whole.

Other ongoing transactions between us and connected persons

Lease agreement with BFKT

On October 16, 2000, BFKT entered into a lease agreement with CAT Telecom and Hutchison CAT, pursuant to which BFKT leases mobile telecommunications equipment and accessories comprising switching subsystems, base station subsystems, networking subsystems, ancillary equipment for switching systems and network systems, test devices and radio system analysis equipment to CAT Telecom. CAT Telecom is a “substantial shareholder” (as such term is defined in the listing rules of the Hong Kong Stock Exchange) of Hutchison CAT, one of our Thai joint ventures which is consolidated into our financial statements. As a result, CAT Telecom is a connected person of our company. Under the agreement, CAT Telecom also engages BFKT in installing, repairing, maintaining and managing the equipment and accessories that BFKT leases to CAT Telecom. Leases and service charges of BFKT under this agreement are payable in four equal installments by Hutchison CAT each year. This lease agreement is effective through to 2015. Our directors, including our independent non-executive directors, are of the view that the lease agreement is on normal commercial terms and entered into in the ordinary and usual course of business of our group.

CAT Telecom does not, and is not required to, make any payments to us under the lease agreement. Accordingly, in 2001, 2002 and 2003, the amounts paid by CAT Telecom to us amounted to zero.

This lease agreement with BFKT is of a continuing and recurring nature. This agreement is exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Advisory services to our group from the Kotak Mahindra group

Members of the Kotak Mahindra group have been providing, and will continue to provide after our listing, investment banking and advisory services to members of our group in respect of our group’s investments in India, pursuant to engagement letters executed between relevant members of the Kotak Mahindra group and relevant members of our group as and when the advisory services are required. The relevant members of the Kotak Mahindra group have received customary fees and commissions for the provision of such advisory services. As disclosed in “Business—India—Ownership—Current Shareholding Arrangements,” we have joint venture arrangements in Indian companies through which we and the Kotak Mahindra group jointly invest in Hutch India. The Kotak Mahindra group owns the majority of the equity interests in these Indian companies. As these Indian companies are consolidated into our financial statements, members of the Kotak Mahindra group are connected persons of our company. Our directors, including our independent non-executive directors, are of the view that the foregoing transactions have been entered into on normal commercial terms and in the ordinary and usual course of business of our group and that the transactions are fair and reasonable and in the interests of our shareholders as a whole.

In 2001, 2002 and 2003, the total fees and commissions paid by our group amounted to approximately HK$13 million, HK$16 million and HK$24 million, respectively. The minimum fee payable by our group to the Kotak Mahindra group under the annual retainer arrangements for each of 2004, 2005 and 2006 is US$2 million (approximately HK$16 million). We expect that the total fees and commissions payable by our group for the provision of such services will not exceed US$8 million (approximately HK$62 million) for each of 2004, 2005 and 2006.

The provision of advisory services constitutes a continuing connected transaction which is exempt from the independent shareholders’ approval requirements but is subject to the reporting and announcement requirements under the listing rules of the Hong Kong Stock Exchange. These transactions have been entered into before our listing and are of a recurring nature. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the announcement requirements for the provision of advisory services.

Lease arrangements with the Essar group

One of our operating companies in India has entered into lease arrangements with members of the Essar group, as landlord or licensor. The lease arrangements are in respect of premises for use as offices or for other business purposes. Our directors, including our independent non-executive directors, are of the view that the lease arrangements have been entered into on normal commercial terms, in the ordinary and usual course of business of our group and on terms no less favorable to our group than those offered by landlords and licensors which are independent third parties.

In 2001, 2002 and 2003, the aggregate revenues to our group from these lease arrangements amounted to approximately HK$2 million, approximately HK$1 million and approximately HK$1 million, respectively.

These lease arrangements with the Essar group are of a continuing and recurring nature. These arrangements are exempt from all the reporting, announcement and shareholders’ approval requirements under the the “de minimis” exemption contained in listing rules of the Hong Kong Stock Exchange.

Roaming arrangements with Western Wireless Corporation and its subsidiaries

Members of our group have entered into agreements with Western Wireless Corporation and its subsidiaries in respect of roaming arrangements, whereby subscribers of members of our group and of the Western Wireless Corporation group may roam on each other’s networks while traveling abroad. These agreements constitute continuing connected transactions of our company as Western Wireless Corporation is an associate (as defined in the listing rules of the Hong Kong Stock Exchange) of Mr. John Stanton, an independent non-executive director of our company.

Our directors, including our independent non-executive directors, are of the view that the provision of the roaming services is and will be on normal commercial terms and in the ordinary and usual course of business of our group. The services have been and will be charged by and to our group at rates no less favorable to our group than those provided to or by independent third parties.

The agreements are of a continuing and recurring nature. For 2001, 2002 and 2003, the total charges for the provision of roaming services, after set-off between the relevant member of our group and each of Western Wireless Corporation and its subsidiaries were less than HK$2 million.

These roaming arrangements are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Provision of bilateral international telecommunications services between Hutchison Global Communications and CAT Telecom

Hutchison Global Communications and CAT Telecom entered into an international telecommunications services agreement and a supplemental agreement on December 30, 2002 in respect of the provision of bilateral international telecommunications services between Hong Kong and Thailand. Hutchison Global Communications and CAT Telecom have agreed that charges for the above services will be calculated on a usage basis and will be subject to mutual set-off. CAT Telecom is a “substantial shareholder” (as such term is defined in the listing rules of the Hong Kong Stock Exchange) of Hutchison CAT, one of our group’s Thai joint ventures which is consolidated into our group’s financial statements. As a result, CAT Telecom is a connected person of our company. Our directors, including our independent non-executive directors, are of the view that the provision of the bilateral international telecommunications services is and will be on normal commercial terms and in the ordinary and usual course of business of Hutchison Global Communications. The services have been and will be charged by and to Hutchison Global Communications at rates no less favorable to Hutchison Global Communications than those provided to or by independent third parties.

In 2001, 2002 and 2003, the total charges for the provision of international telecommunications services after set-off paid by Hutchison Global Communications or CAT Telecom to the other party amounted to zero, zero and approximately US$5,060 (approximately HK$39,468), respectively.

The international telecommunications services agreement is of a continuing and recurring nature. This agreement is exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Provision of international roaming services by Hutchison Telephone to CAT Telecom

Hutchison Telephone and CAT Telecom entered into an international roaming services agreement on January 31, 2004 in respect of the provision of international roaming services by Hutchison Telephone to CAT Telecom. Hutchison Telephone and CAT Telecom have agreed that charges for such services will be calculated on a usage basis. CAT Telecom is a “substantial shareholder” (as such term is defined in the listing rules of the Hong Kong Stock Exchange) of Hutchison CAT, one of our group’s Thai joint ventures which is consolidated into our combined financial statements. As a result, CAT Telecom is a connected person of our company. Our directors, including our independent non-executive directors, are of the view that the provision of international roaming services is and will be on normal commercial terms and in the ordinary and usual course of business of Hutchison Telephone. The services have been and will be charged by Hutchison Telephone at rates no more favorable to CAT Telecom than those charged to independent third parties.

For the first six months ended June 30, 2004, the total charges for the provision of international roaming services charged by Hutchison Telephone was less than HK$1 million.

The international roaming services agreement is of a continuing and recurring nature and is exempt from reporting, announcement and shareholders approval requirements under the “de minimis” exemption in the listing rules of the Hong Kong Stock Exchange.

Other ongoing transactions between us and the Hutchison Whampoa group

We have also entered into various agreements in respect of ongoing provision of mobile, telecommunications and Internet services and other services with Hutchison Whampoa or its subsidiaries as described below.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, HGC, Hutchison Global Communications, Hutchison Telecom, Hutchison, Hutch, 3 and Orange), as well as domain names incorporating some or all of these trade marks.

We have entered into an intellectual property rights framework agreement with Hutchison International, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to 3 and Hutch) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. Our directors, including our independent non-executive directors, are of the view that the intellectual property rights framework agreement has been entered into on normal commercial terms and in the ordinary and usual course of business of our group.

In 2001 and 2002, the costs and expenses charged in connection with the relevant intellectual property rights amounted to zero, and in 2003, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$3 million.

This intellectual property rights framework agreement is of a continuing and recurring nature. This agreement is exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Provision of data center services to the Hutchison Whampoa group

Hutchison GlobalCentre currently provides, and will continue to provide, data center services to members of the Hutchison Whampoa group. Such data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant member of the Hutchison Whampoa group is required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. Our directors, including our independent non-executive directors, are of the view that the provision of such services is and will be on normal commercial terms and in the ordinary and usual course of business of Hutchison GlobalCentre. Such services have been and will be charged at rates no less favorable to our group than those provided to independent third parties.

In 2001, 2002 and 2003, the aggregate charges for provision of such services amounted to zero, approximately HK$15 million and approximately HK$16 million, respectively.

The data center services arrangements are of a continuing and recurring nature. These arrangements are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Lease and license arrangements between our group and the Hutchison Whampoa group.

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use by members of our group as offices or for other business purposes.

The lease and license arrangements are on terms no less favorable to us than those offered by landlords and licensors, which are independent third parties. Our directors, including our independent non-executive directors, are of the view that the lease and license arrangements have been and will be entered into on normal commercial terms, in the ordinary and usual course of business of our group members and that the arrangements are fair and reasonable and in the interests of our shareholders as a whole.

Most of these lease and license arrangements entered into or to be entered into with the Hutchison Whampoa group would be exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange. For those lease and license arrangements entered into or to be entered into with the Hutchison Whampoa group which are not exempt from disclosure requirements, or the non-exempt lease arrangements, the lease or licensing fees paid by the relevant member of our group for each such arrangement did not exceed approximately HK$12 million, HK$23 million and HK$24 million in 2001, 2002 and 2003, respectively. It is expected that the lease and licensing fee on an annual basis for each non-exempt lease arrangement will not exceed HK$30 million for each of 2004, 2005 and 2006, respectively, based on historical and expected rental and office space required and leased from the Hutchison Whampoa group. The information in the preceding sentence represents management’s current expectations which are subject to a number of factors and uncertainties that could cause actual results to differ materially from management’s current expectations. See “Forward-Looking Statements.”

Each of the non-exempt lease arrangements constitutes a continuing connected transaction which is exempt from the independent shareholders’ approval requirements but is subject to the reporting and announcement requirements under the listing rules of the Hong Kong Stock Exchange. These non-exempt lease arrangements have been entered into before our listing on the Hong Kong Stock Exchange and are of a recurring nature. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the announcement requirements for these non-exempt lease arrangements.

Roaming arrangements between our group and the Hutchison Whampoa group

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby subscribers of members of our group and the Hutchison Whampoa group may roam on each other’s networks while traveling abroad. Our directors, including our independent non-executive directors, are of the view that the provision of the roaming services is and will be on normal commercial terms and in the ordinary and usual course of business of our group members. The services have been and will be charged by and to members of our group at rates no less favorable to our group than those provided to or by independent third parties.

In 2001, 2002 and 2003, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$1 million, HK$2 million and HK$8 million, respectively.

The roaming arrangements are of a continuing and recurring nature. These arrangements are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Sharing of services with the Hutchison Whampoa group

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing, and will continue to share, with the Hutchison Whampoa group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement will continue until December 31, 2006, unless terminated by either party by giving three months’ written notice. Our directors, including the independent non-executive directors, are of the view that the foregoing agreement has been entered into on normal commercial terms and in the ordinary and usual course of business and that the agreement is fair and reasonable and in the interest of our shareholders as a whole.

In 2001, 2002 and 2003, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$26 million, HK$38 million and HK$39 million, respectively. It is expected that the aggregate fees on an annual basis paid by our group for the provision of such services for 2004, 2005 and 2006 will not exceed approximately HK$24 million, HK$27 million and HK$29 million, respectively, based on the historical figures and the extent and volume of services our group expects the Hutchison Whampoa group to provide. The information in the preceding sentence represents management’s current expectations which are subject to a number of factors and uncertainties that could cause actual results to differ materially from management’s current expectations. See “Forward-Looking Statements.”

The sharing of services arrangements constitute continuing connected transactions which are exempt from the independent shareholders’ approval requirements but are subject to the reporting and announcement requirements under the listing rules of the Hong Kong Stock Exchange. These arrangements have been entered into before our listing on the Hong Kong Stock Exchange and are of a recurring nature. The Hong Kong Stock Exchange has granted a wavier from strict compliance with the announcement requirements for these foregoing arrangements.

Bill collection service provided by the Hutchison Whampoa group

Under an agreement dated February 26, 2004, between A.S. Watson Group (HK) Limited, or Watson, an indirect wholly-owned subsidiary of Hutchison Whampoa, and Hutchison Telecom as duly authorized agent of Hutchison Telephone and Hutchison 3GHK Services, Watson was appointed as an agent of Hutchison Telecom to receive, at retail outlets operated by Watson in Hong Kong, customer payments for services rendered by Hutchison Telephone and Hutchison 3GHK Services. The agreement commenced on February 26, 2004.

Under an agreement dated November 1, 2002, between Watson and Hutchison Global Communications, as amended, Watson was appointed as an agent for Hutchison Global Communications and its subsidiaries to receive, at retail outlets operated by Watson in Hong Kong, customer payments for services rendered by Hutchison Global Communications and its subsidiaries. The agreement commenced on November 1, 2002 and is expected to continue until December 31, 2006.

Hutchison Telecom and Hutchison Global Communications, under their respective bill collection services agreements, are required to pay to Watson an agreed amount of commission per transaction, depending on the number of transactions processed per month, subject to an agreed minimum amount. Each of Hutchison Telecom and Hutchison Global Communications is also responsible for paying any Easy Payment System, or EPS, which is a payment system in Hong Kong equivalent to cash, credit card or Octopus card charges at the rates notified by Watson. Our directors, including our independent non-executive directors, are of the view that both agreements have been entered into on normal commercial terms and in the ordinary and usual course of business of Hutchison Telecom and Hutchison Global Communications, respectively.

In 2001, 2002 and 2003, the aggregate commissions paid by our group for the provision of such services amounted to zero, approximately HK$1 million and approximately HK$5 million, respectively.

The bill collection services agreements are of a continuing and recurring nature. These agreements are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Supply of mobile phone equipment and accessories by Hutchison Harbour Ring Limited and/or its subsidiaries.

Hutchison Harbour Ring Limited, a member of the Hutchison Whampoa group and whose shares are also listed on the main board of the Hong Kong Stock Exchange, and its subsidiaries have been supplying handset batteries, chargers, bluetooth accessories and other mobile phone accessories to Hutchison 3GHK Services and Hutchison Telephone Company Limited. Our directors, including our independent non-executive directors, are of the view that the purchase of such mobile phone equipment and accessories from Hutchison Harbour Ring Limited and its subsidiaries is and will be on normal commercial terms and in the ordinary and usual course of business of our group. The equipment and accessories have been supplied at prices no less favorable to us than those charged by independent third parties.

In 2001, 2002 and 2003, the aggregate purchase price paid by Hutchison 3GHK Services and Hutchison Telephone Company Limited for the equipment and accessories supplied did not exceed HK$1 million.

The arrangements for the supply of mobile phone equipment and accessories by Hutchison Harbour Ring Limited and its subsidiaries are of a continuing and recurring nature. These arrangements are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Dealership services provided by the Hutchison Whampoa group

Under an agreement dated May 23, 1998 with Watson and another agreement dated June 21, 2004 with Watson’s The Chemist Limited, a subsidiary of Watson, both as supplemented and/or amended from time to time, Hutchison Telecom, as duly authorized agent of Hutchison Telephone and of Hutchison 3GHK Services sells, at the Fortress and Watson retail outlets operated by Watson in Hong Kong 2G and 3G handsets and/or telecommunications services. Under these retail services agreements, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison Telecom, and is required to pay such amount to Hutchison Telecom on a weekly accrual basis. Hutchison Telecom is required to pay to Watson commissions per subscription, subject to minimum amount per outlet per month. These retail services agreements will expire on December 31, 2006. Our directors, including our independent non-executive directors, are of the view that these retail services agreements have been entered into on normal commercial terms and in the ordinary and usual course of business of Hutchison Telecom and that these agreements are fair and reasonable and in the interest of our shareholders as a whole.

Under an agreement dated May 27, 2004, between Watson and Hutchison 3GHK Services, Watson was appointed as non-exclusive dealer for Hutchison 3GHK Services for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by Hutchison 3GHK Services. Under this 3G dealership services agreement, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison 3GHK Services. Watson is required to pay such amount to Hutchison 3GHK Services after deducting its commission per subscription. This agreement commenced on March 3, 2004 and will expire on December 31, 2006. Our directors, including our independent non-executive directors, are of the view that this 3G dealership services agreement has been entered into on normal commercial terms and in the ordinary and usual course of business of Hutchison 3GHK Services and that this agreement is fair and reasonable and in the interest of our shareholders as a whole.

In 2001, 2002 and 2003, the aggregate commissions paid by our group for the provision of such services under the retail services agreements amounted to approximately HK$24 million, HK$10 million and HK$8 million, respectively. It is expected that the aggregate commissions to be paid by our group for the provision of such services under the retail services agreements for each of 2004, 2005 and 2006 will not exceed HK$8 million, HK$9 million and HK$11 million, respectively, based on historical figures and the projected sales volume. It is expected that the aggregate commissions to be paid by our group for the provision of dealership services under the 3G dealership services agreement for each of 2004, 2005 and 2006 will not exceed HK$94 million. The information in the preceding sentence represents management’s current expectations which are subject to a number of factors and uncertainties that could cause actual results to differ materially from management’s current expectations. See “Forward-Looking Statements.”

The retail services agreements and the 3G dealership services agreement constitute continuing connected transactions which are exempt from the independent shareholders’ approval requirements but are subject to the reporting and announcement requirements under the listing rules of the Hong Kong Stock Exchange. These agreements have been entered into before our listing on the Hong Kong Stock Exchange and are of a recurring nature. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the announcements requirements for these agreements.

Global procurement services provided by the Hutchison Whampoa group

Various members of our group have separately entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. Our directors, including our independent non-executive directors, are of the view that the cost sharing agreements have been entered into on normal commercial terms and in the ordinary and usual course of business of our group, and that the agreements are fair and reasonable and in the interest of our shareholders as a whole.

For those cost sharing activities under the global procurement services which are not exempt from all the reporting, announcement, shareholders’ and approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange, which we refer to as non-exempt activities, the aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group for each of these non-exempt activities was zero in 2001 and did not exceed approximately HK$59 million and approximately HK$13 million in 2002 and 2003, respectively. For each non-exempt activity, it is expected that fees payable by the relevant member of our group on an annual basis will not exceed HK$29 million, HK$19 million and HK$19 million for 2004, 2005 and 2006, respectively. The information in the preceding sentence represents management’s current expectations which are subject to a number of factors and uncertainties that could cause actual results to differ materially from management’s current expectations. See “Forward-Looking Statements.”

Each of the non-exempt activity for global procurement services constitutes a continuing connected transaction which is exempt from the independent shareholders’ approval but is subject to the reporting and announcement requirements under the listing rules of the Hong Kong Stock Exchange. Such non-exempt activities have been entered into before our listing, are of a recurring nature and are binding on us. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the announcements requirements for such non-exempt activities.

Provision of telecommunications and Internet services to the Hutchison Whampoa group

Members of our group currently provide, and will continue to provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. Our directors, including our independent non-executive directors, are of the view that the provision of such services is on normal commercial terms and in the ordinary and usual course of business of our group.

In 2001, 2002 and 2003, the fees charged by our group for the provision of such services amounted to approximately HK$21 million, HK$30 million and HK$33 million, respectively.

The arrangements for the provision of telecommunications and Internet services to the Hutchison Whampoa group are of a continuing and recurring nature. These transactions are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Provision of mobile telecommunications services to the Hutchison Whampoa group.

Members of our group currently provide, and will continue to provide, mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued from our group. The provision of such services is terminable by either party at any time by giving 14 days’ prior written notice. Our directors, including our independent non-executive directors, are of the view that the provision of such services is on normal commercial terms and in the ordinary and usual course of business of our group.

In 2001, 2002 and 2003, the fees charged by our group for the provision of such services amounted to approximately HK$11 million, HK$10 million and HK$11 million, respectively.

The arrangements for the provision of mobile telecommunications services to the Hutchison Whampoa group, are of a continuing and recurring nature. These transactions are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Provision of mobile, telecommunications and Internet services to other connected persons (as defined under the listing rules of the Hong Kong Stock Exchange).

Hutch India currently provides, and will continue to provide, mobile telecommunications services, including, but without limitation, IDD and roaming services, to the Essar group, the Hinduja group, the Kotak Mahindra group and Max Telecom Ventures India Limited, which are our group’s Indian joint venture partners. Our directors, including our independent non-executive directors, are of the view that the provision of such services is on normal commercial terms and in the ordinary and usual course of business of our group.

In 2001, 2002 and 2003, the fees charged by our group for the provision of such services amounted to approximately HK$2 million, HK$2 million and HK$4 million, respectively.

The arrangements for the provision of mobile, telecommunications and Internet services to our group’s Indian joint venture partners, are of a continuing and recurring nature. These transactions are exempt from all the reporting, announcement and shareholders’ approval requirements under the “de minimis” exemption contained in the listing rules of the Hong Kong Stock Exchange.

Option arrangements

Option exercisable at the discretion of our group in Argentina

We have entered into an option agreement dated September 17, 2004 with Hutchison Telecommunications Limited, under which Hutchison Telecommunications Limited has granted us the right to require the sale to us, or another entity nominated by us, of all of the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A. and any rights and obligations of any company within the Hutchison Whampoa group relating to Hutchison Telecommunications Argentina S.A. The option has been granted to us at no cost. See “Relationship with Hutchison Whampoa.”

Hutchison Telecommunications Limited has undertaken not to dispose of its interests in Hutchison Telecommunications Argentina S.A. for a period of three years from the date of the agreement subject to its right to wind up or close the Argentine operations. For the first three years from the date of the option agreement, the option is exercisable at a price representing Hutchison Telecommunications Limited’s cost of investment, plus interest of 8.336% per annum. This three year period is intended to offer us sufficient time to assess whether the Argentine operations, which are currently limited principally to operating a wireless local loop service in the greater Buenos Aires area, are able to align their business strategy into ours in a manner which would make them attractive assets to add to our investment portfolio (wireless local telephony, as distinct from full mobile telecommunications services, operates within the short range of a single base station only and is not something which is in line with our group’s business) and be consistent with the principle of geographical business delineation adopted under the non-competition agreement. See “Relationship with Hutchison Whampoa.”

After the period of the first three years, the option will be exercisable at a price representing Hutchison Telecommunications Limited’s cost of investment, plus interest of 8.336% per annum except where Hutchison Telecommunications Limited receives an offer from a bona fide third party after the three-year moratorium period for the relevant interests held by it in Hutchison Telecommunications Argentina S.A. In such event, we shall have, for so long as Hutchison Whampoa holds at least 30% of our issued share capital, a right of first refusal to purchase all of the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A. by exercising the option at the same price or, where the third party offers non-cash consideration, a comparable cash amount and on similar terms offered by the third party.

We will comply with the applicable provisions of the listing rules of the Hong Kong Stock Exchange at the time when the above option is exercised.

Other option arrangements with connected persons

As disclosed in “Business,” we operate our businesses in some countries together with local joint venture partners. Pursuant to certain shareholders’ and joint venture agreements with such partners, we have granted or have been granted certain options over the equity interests in such joint ventures.

Options exercisable at the discretion of our group

Each of the following options has been granted at no premium:

•	Pursuant to the Hutchison Wireless shareholders’ agreement dated October 16, 2000 between our subsidiary, Hutchison Telecommunications Investment Limited, GMRP, and three other Thai minority shareholders, Hutchison Telecommunications Investment Limited has been granted a call option which, if exercised, would allow Hutchison Telecommunications Investment Limited to purchase, or nominate a third party to purchase, all or a portion of the equity ownership held by GMRP in Hutchison Wireless, subject to the foreign ownership restrictions in Thailand. The option is exercisable at any time during the term of the shareholders’ agreement. The strike price for such option is GMRP’s historical cost of acquisition of the equity ownership subject to the option, being up to THB4,350,000 (approximately HK$830,000).

•	Pursuant to the PKNS shareholders’ agreement dated October 16, 2000 between our subsidiary, Light Power, and DPBB, Light Power has a call option which, if exercised, would allow Light Power to purchase, or nominate a third party to purchase, all or a portion of the equity ownership held by DPBB in PKNS, subject to the foreign ownership restrictions. The option is exercisable at any time during the term of the shareholders’ agreement. The strike price for such option is the historical cost of acquisition of the equity ownership, being THB127,500 (approximately HK$24,300).

•

Pursuant to the Telecom Investments shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has granted our subsidiary, CGP India Investments Limited, a call option to purchase the Kotak Mahindra group’s equity ownership in Telecom Investments India Private Limited (a joint venture company between the Kotak Mahindra group and us that is consolidated into our financial statements), subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the Jaykay Finholding shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has granted Telecom Investments India Private Limited a call option to purchase its equity ownership in Jaykay Finholding (India) Private Limited (a joint venture company between the Kotak Mahindra group and us), subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the UMT Investments shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has granted our subsidiary, Asian Telecommunications Investments (Mauritius) Limited, a call option to purchase its equity ownership in UMT Investments Limited (a joint venture company between the Kotak Mahindra group and us), subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the Usha Martin shareholders’ agreement dated April 9, 2004, UMT Investments Limited has granted our subsidiary, Asian Telecommunications Investments (Mauritius) Limited, a call option to purchase its equity ownership in Usha Martin Telematics Limited (a joint venture company between the Kotak Mahindra group and us), subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the consolidation agreement entered into between Essar Teleholdings Limited (a joint venture partner of our group that is part of the Essar group and holds direct interests in Hutch India), HTI (1993) Holdings Limited and Usha Martin Telematics Limited, the parties agreed to transfer their respective shares in Hutch India (the six operating companies in India in which we and our joint venture partners hold direct or indirect interests) to the Indian holding company in return for shares in the Indian holding company. Pursuant to such agreement, Usha Martin Telematics Limited has a call option which, if exercised, would allow Usha Martin Telematics Limited to acquire from Essar Teleholdings Limited an additional stake in the Indian holding company equal to 30% of the valuation of Aircel Digilink India Limited (part of Hutch India) over the valuation of the Indian holding company. This option is exercisable on or before the initial public offering of the Indian holding company or June 30, 2005, whichever is the earlier. The strike price for such option is the Essar group’s historical cost at the time the option was granted together with interest.

•

The Essar loans set forth in the consolidation agreement described above in detail under “—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in India,” are required to be repaid on the expiration of the lock-in period following the proposed initial public offering of Indian holding company and in any event on or before December 31, 2004. In the event that an initial public offering of the Indian holding company has not occurred and the Essar loans are not repaid by October 30, 2004, then for the purpose of repayment of these loans only, HTI (1993) Holdings Limited may exercise a call option, pursuant to the consolidation agreement, to acquire all of the equity ownership held by Essar Teleholdings Limited (a joint venture partner of our group that is part of the Essar group and holds direct interests in Hutch India) in the Indian holding company (or in one of the Hutch India mobile telecommunications operators if the Indian holding company has not yet been formed) equal in value to the outstanding amount under the Essar loans. The repayment date referred to above may be extended by up to six months if the initial public offering of the Indian holding company has not taken place by December 31, 2004, but is likely to take place before June 30, 2005.

We will comply with the applicable provisions of the listing rules of the Hong Kong Stock Exchange when any of the above options are exercised.

Options exercisable at the discretion of third parties

Each of the following options has been granted at no premium:

•	Under the Hutchison Wireless shareholders’ agreement dated October 16, 2000, GMRP has a put option which, if exercised, would allow GMRP to require our subsidiary, Hutchison Telecommunications Investment Limited, to purchase all or a portion of its equity interest in Hutchison Wireless, subject to the foreign ownership restrictions in Thailand. The option is exercisable at any time during the term of the Hutchison Wireless shareholders’ agreement. The strike price for such option is GMRP’s historical cost of acquisition of the equity ownership subject to the option, being up to THB4,350,000 (approximately HK$830,000).

•	Pursuant to the Hutchison Wireless shareholders’ agreement dated October 16, 2000 and the Hutchison CAT shareholders’ agreement dated October 14, 1999 as amended on October 16, 2000 between Hutchison Wireless and CAT Telecom, CAT Telecom has an option to swap at any time CAT Telecom’s shares in Hutchison CAT with shares of Hutchison Wireless or BFKT. The option is exercisable at any time during the term of the agreements, provided that the value of the shares swapped must be identical.

•	Pursuant to the PKNS shareholders’ agreement dated October 16, 2000, DPBB has a put option which, if exercised, would allow DPBB to require our subsidiary, Light Power, to purchase all or a portion of its equity interest in PKNS, subject to the foreign ownership restrictions in Thailand. The option is exercisable at any time during the term of the PKNS shareholders’ agreement. The strike price for such option is the historical cost of acquisition of the equity interest, being THB127,500 (approximately HK$24,300).

•	Pursuant to the Telecom Investments shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has been granted a put option to sell its equity ownership in Telecom Investments India Private Limited (a joint venture company between the Kotak Mahindra group and us that is consolidated into our financial statements) to our subsidiary, CGP India Investments Limited, subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the Jaykay Finholding shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has been granted a put option to sell its equity ownership in Jaykay Finholding (India) Private Limited to Telecom Investments India Private Limited, subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the UMT shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has been granted a put option to sell its equity ownership in UMT Investments Limited to our subsidiary, Asian Telecommunication (Mauritius) Limited, subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to the Usha Martin shareholders’ agreement dated April 9, 2004, the Kotak Mahindra group has been granted a put option to sell its equity ownership in Usha Martin Telematics Limited to our subsidiary, Asian Telecommunications Investments (Mauritius) Limited, subject to the foreign ownership restrictions in India. The option is exercisable at any time during the term of the agreement. The strike price for such option is the fair market value of the equity ownership as agreed between the parties or failing agreement, as determined by an affiliate of the global coordinator and sole bookrunner for the global offering.

•	Pursuant to a consolidation agreement entered into between HTI (1993) Holdings Limited, Usha Martin Telematics Limited and Essar Teleholdings Limited (a joint venture of ours that is part of the Essar group and holds direct interests in Hutch India), Essar Teleholdings Limited has a call option to acquire from Usha Martin Telematics Limited an additional stake in the Indian holding company equal to 30% of the valuation of Hutchison Telecom East Limited (part of Hutch India) over the valuation of the Indian holding company. This option is exercisable on or before the initial public offering of the Indian holding company or June 30, 2005, whichever is the earlier. The strike price for such option is the historical cost of acquisition of the stake together with interest.

•	The Essar loans set forth in the consolidation agreement described above in detail under “—Connected transactions requiring independent shareholders’ approval—Financial assistance by our group to connected persons in India,” are required to be repaid on the expiration of the lock-in period following the proposed initial public offering of the Indian holding company and in any event on or before December 31, 2004. In the event that an initial public offering of the Indian holding company has not occurred and the Essar loans are not repaid by October 30, 2004, for the purpose of repayment of the Essar loans only, Essar Teleholdings Limited (a joint venture partner of our group that is part of the Essar group and holds direct interests in Hutch India) has a put option, pursuant to the consolidation agreement, which would allow Essar Teleholdings Limited to require HTI (1993) Holdings Limited to acquire all of the equity ownership held by Essar Teleholdings Limited in the Indian holding company (or in one of the Hutch India mobile telecommunications operators if the Indian holding company has not yet been formed), equal in value to the outstanding amount under the Essar loans. The dates referred to above may be extended by up to six months if the initial public offering of the Indian holding company has not taken place by December 31, 2004, but is likely to take place before June 30, 2005.

Our directors, including our independent non-executive directors, are of the view that the above option arrangements are in the ordinary and usual course of business of our group, are fair and reasonable and in the interests of our shareholders as a whole.

Under the listing rules of the Hong Kong Stock Exchange, all of the foregoing options were classified as if they had been exercised at the time of grant as such options are not exercisable at the discretion of our group. The Hong Kong Stock Exchange has granted a waiver from strict compliance with the announcement and independent shareholders’ approval requirements for the foregoing options arrangements, on the basis that such option arrangements were entered into before our listing on the Hong Kong Stock Exchange and are binding on our group. We will comply with the applicable provisions of the listing rules of the Hong Kong Stock Exchange when any of the above options are exercised or transferred.

Other related party transactions

In addition to the above connected transactions with the Hutchison Whampoa group and other connected persons, we engage from time to time in a variety of transactions with other related parties, including the NEC group, a minority shareholder of some of our Hong Kong mobile operating companies. We have conducted our transactions with these related parties as we would in comparable arm’s-length transactions with a third party, on a basis substantially as favorable to us as would be obtainable in such transactions. The amounts of revenues and expenses we received or paid in connection with transactions with these related parties have not been material in the last three years. See note 30 to our combined financial statements.

Agreements with directors

Our directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our directors, which contracts may be terminated by either party giving not less than six months’ written notice. None of these service contracts provide benefits to our directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ending December 31, 2004 are estimated to be approximately HK$17.9 million (US$2.3 million). No decision has been made as to the number of options which will be granted to our directors under the share option plan. For a more detailed discussion of the share option plan, see “Management—Share Option Plan.” For a detailed discussion of the compensation of directors and our executive officers, see “Management—Compensation of Directors and Executive Officers.”

PRINCIPAL AND SELLING SHAREHOLDERS

All of the ADSs being offered in this offering are being offered by Hutchison Telecommunications Investment Holdings Limited, our immediate parent company and the selling shareholder. As of the date of this prospectus, the selling shareholder owns 4,500,000,000 ordinary shares, which represent all of our issued and outstanding ordinary shares. Following the global offering, assuming that the underwriters’ option to purchase additional ADSs is exercised in full, the selling shareholder will own 3,171,750,000 ordinary shares, which will represent approximately 70.48% of our issued and outstanding ordinary shares without taking account of any ordinary shares that will be transferred to NTT DoCoMo pursuant to its agreement with Hutchison Whampoa. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.” The table below sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of the date of this prospectus, as adjusted to reflect the sale of our ADSs offered in this global offering for:

•	each person whom we know owns beneficially more than 5% of our ordinary shares;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

	Ordinary shares beneficially owned prior to the global offering(4)		Ordinary shares beneficially owned after the global offering(1)(4)
Name of beneficial owner	Number	Percent	Number	Percent

Hutchison Telecommunications Investment Holdings Limited	4,500,000,000	100%	3,345,000,000	74.33%
Hutchison Whampoa	4,500,000,000	100%	3,345,000,000	74.33%
Cheung Kong (Holdings) Limited(2)	2,248,435,083	49.97%	1,699,739,448	37.77	%(3)

(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs. If the underwriters exercise their option to purchase additional ADSs in full, the selling shareholder will own 70.48% of our issued and outstanding ordinary shares.
(2)	Cheung Kong (Holdings) Limited, or Cheung Kong, beneficially owns approximately 49.97% of Hutchison Whampoa through a series of controlled companies. Li Ka-Shing Unity Holding Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust and its related companies in which Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of Cheung Kong. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”), as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited (“TDT2”), as trustee of another discretionary trust. Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust but is not entitled to any interest or share in any particular property comprising the trust assets of that unit trust. In addition to these interests, as of October 5, 2004, Mr. Li Ka-shing beneficially owns approximately 0.52% of Hutchison Whampoa through companies controlled by him, and Mr. Li Tzar Kuoi, Victor beneficially owns approximately 0.03% of Hutchison Whampoa through companies controlled by him.
(3)	Includes all of the ordinary shares to which Cheung Kong is entitled under the preferential offering. Each of Cheung Kong (through companies controlled by it), Mr. Li Ka-shing (through companies controlled by him) and Mr. Li Tzar Kuoi, Victor (through companies controlled by him) has applied to purchase all of the ordinary shares to which it or he is entitled under the preferential offering.
(4)	Hutchison Whampoa has agreed to dispose of the beneficial ownership of 187,966,653 ordinary shares (amounting to approximately 4.2% of the total ordinary shares outstanding) pursuant to its agreement with NTT DoCoMo described in “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.” As of the date of this prospectus, beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of these ordinary shares is retained by Hutchison Whampoa. Accordingly, this table of beneficial ownership does not reflect this disposal.

As of the date of this prospectus, there were no holders of our ordinary shares who were resident in the United States.

The registered address of Hutchison Telecommunications Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our directors or executive officers is a legal or beneficial owner of our ordinary shares. We are not aware of any arrangement which may at a later date result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

Set forth below is information concerning our share capital and a brief summary of the material provisions of our memorandum and articles of association and of the material applicable laws of the Cayman Islands. In this section, when we refer to shares, we mean both our ordinary shares and the preference shares that may be issued from time to time under our articles of association.

General

We were incorporated in the Cayman Islands on March 17, 2004 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Cayman Islands law distinguishes between those companies that are owned predominantly by Cayman Islands residents, and which are commonly known as local companies, and those that are owned predominantly by non-residents, which are referred to as exempted companies. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

The memorandum of association of our company was adopted on March 17, 2004 and states, among other things, that the liability of members of our company is limited, that the objects for which our company is established are unrestricted, and that our company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

As of the date of incorporation, our initial authorized share capital was US$50,000 divided into 50,000 ordinary shares of US$1.00 each. On March 25, 2004, our board allotted and issued one ordinary share for cash at par to the initial subscriber which was immediately transferred to Hutchison Telecommunications Investment Holdings Limited. On September 3, 2004, our board issued four shares of US$1.00 each for cash at par to Hutchison Telecommunications Investment Holdings Limited. On September 3, 2004, our sole shareholder by written resolution converted our share capital into Hong Kong dollars and increased our authorized share capital to HK$2.5 billion and US$10,000. On September 22, 2004, our board issued 804,917,650 ordinary shares, credited as fully paid, to Hutchison Telecommunications Investment Holdings Limited for a consideration of HK$6,975,953,205.54. On September 22, 2004, our board issued 3,695,082,194 ordinary shares, credited as fully paid, to Hutchison Telecommunications Investment Holdings Limited in connection with the restructuring. See “The Restructuring.”

As of the date of this prospectus, our authorized share capital is HK$2.5 billion and US$10,000 divided into 10 billion ordinary shares and 1,000,000 non-voting redeemable preference shares, and the issued share capital is HK$1.125 billion divided into 4,500,000,000 ordinary shares fully paid or credited as fully paid.

The Preference Shares

Under the articles of association, the directors may at any time issue the preference shares subject to compliance with the applicable rules and regulations, including the listing rules of the Hong Kong Stock Exchange. The preference shares, when issued, will not be listed on the Hong Kong Stock Exchange or any other stock exchange.

The unit price of each preference share will be US$1,000.00, comprising a nominal value of US$0.01 and a share premium of US$999.99.

Holders of the preference shares will be entitled to be paid, in priority to any dividend or distribution in favor of holders of any other classes of shares in the company, a fixed cumulative dividend at a margin above the six-month LIBOR on the total amount paid (capital and premium, if any) on the preference shares. The margin applicable to any particular issue of preference shares will be set by our board of directors before the relevant date of issue. The dividend will be payable every six months on each June 30 and December 31 following the date of issue. Such dividend may only be paid out of our accumulated and realized profits. If and to the extent that the company has insufficient accumulated and realized profits and/or is subject to contractual or other restrictions on the payment of dividends on the preference shares on any dividend payment date, such dividend will accrue and accumulate until payment is permitted.

On a return of capital on liquidation, dissolution or a winding-up, the holders of the preference shares have priority over the holders of any of our other shares to be paid all accrued outstanding preference dividends and the total amount paid (capital and premium, if any) on the preference shares.

Holders of the preference shares will be entitled to receive notice of, and to attend, all general meetings but not to vote on any resolution unless either we have failed to redeem the preference shares when required to do so or the business of the meeting includes the consideration of a resolution for winding us up or varying the rights or privileges attached to the preference shares in which case the holders of the preference shares will be entitled to vote on such a resolution.

The preference shares will be subject to redemption upon the following:

•	we may at any time redeem the preference shares, in whole or in part and on an unlimited number of occasions, by providing notice to the holders of such preference shares; and

•	we must redeem all outstanding preference shares on the date that is ten years after the date of issue of those preference shares.

All preference shares not previously redeemed shall be redeemed upon the occurrence of any corporate actions, legal proceedings or other procedures or steps being taken in relation to (1) suspension of payments, a moratorium of any indebtedness, administration, provisional supervision or supervision of us; (2) a composition, assignment or arrangement with any creditor of ours; (3) the appointment of a receiver, administrator, administrative receiver, provisional supervisor, judicial manager or other similar officer in respect of us or any of our assets; or (4) enforcement of any security over any of our assets.

The holders of any preference shares are entitled to be paid on redemption all outstanding preference dividends and the total amount paid (capital and premium, if any) on such preference shares.

Any transfer of the preference shares shall be subject to the approval of our board of directors except that, subject to the Companies Law, the preference shares are freely transferable to subsidiaries of our controlling shareholder or of our company, and the directors will register that transfer upon being presented with an instrument of transfer.

General Mandate to Issue New Shares

The Hong Kong Stock Exchange listing rules prohibit the issue of ordinary shares, securities convertible into ordinary shares or warrants or options to subscribe for ordinary shares or such convertible securities, other than to our existing shareholders in proportion to their existing shareholdings. This restriction does not apply in any case where our shareholders in general meeting have specifically approved a particular issue of ordinary shares or such other convertible securities, or where the issue of ordinary shares is made pursuant to a general mandate given by the shareholders in general meeting to the directors to issue and allot securities not exceeding 20% of our existing issued and outstanding ordinary shares as of the date that the general mandate was granted (provided that the issue does not effectively alter our ownership structure). Accordingly, our directors were given by way of a written resolution passed by our sole shareholder on September 17, 2004 a general mandate to allot, issue and deal with additional ordinary shares and to make or grant offers, agreements or options which would or might require the allotment of our ordinary shares. The aggregate nominal amount of ordinary shares which may be allotted or issued or agreed to be allotted by our directors pursuant to the mandate, other than in respect of any scrip dividends or similar arrangement, and other than on the exercise of subscription or conversion rights under the terms of any securities which are convertible into our ordinary shares, or pursuant to a rights issue or pursuant to any share option scheme or similar arrangement that we may have adopted, shall not exceed 20% of the aggregate nominal amount of our issued and outstanding ordinary shares as of the date dealings in our ordinary shares commence on the Hong Kong Stock Exchange plus the aggregate nominal amount of our shares that we may repurchase pursuant to a repurchase mandate. This mandate is effective until the conclusion of our next annual general meeting, or the expiration of the period within which our next annual general meeting is required by our articles of association or the Companies Law to be held, or the date on which this mandate is revoked or varied by an ordinary resolution of our shareholders in general meeting, whichever is earlier.

Limitations on Share Issuance

The listing rules of the Hong Kong Stock Exchange place certain restrictions on our ability to issue, or agree to issue, any shares or securities convertible into equity securities of our company within six months from the date on which our ordinary shares first commence dealing on the Hong Kong Stock Exchange.

We also have agreed with the underwriters for the global offering on certain restrictions on our ability to issue new shares and other securities for a period of 180 days after the date of this prospectus. For details of these restrictions, see “Underwriting.”

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Notice of every general meeting will be given to all our members other than those who, under the provisions of our articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called if it is so agreed in the case of a meeting called as an annual general meeting by all our members entitled to attend and vote at the meeting, or in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business, but the absence of a quorum shall not preclude the appointment of a chairman, which will not be treated as part of the business of the meeting.

Two of our members present in person or by proxy representing not less than one-third in nominal value of the total issued voting shares will be a quorum.

A corporation being a member will be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative, being the person appointed by resolution of the directors or other governing body of that corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. A duly authorized representative will be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in “—Modification of Rights” below.

Special Resolution—Supermajority Required

Pursuant to our articles of association, a special resolution must be passed by a majority of not less than three-fourths of the votes cast by members who are entitled to vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority of the members having a right to attend and vote at such meeting, being a majority together holding not less than ninety-five (95) percent in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all our members entitled to attend and vote at that meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days’ notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within fifteen (15) days of being passed.

An ordinary resolution is defined in our articles to mean a resolution passed by a simple majority of the votes of members who are entitled to vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our articles of association.

Voting Rights Attaching to Our Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member that is a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member that is a corporation, by its duly appointed representative) shall have one vote for each share of which that member is the holder.

No member will be entitled to vote or be reckoned in a quorum, in respect of any share, unless that member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by that member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member, it may authorize the person or persons it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization must specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if the person were the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman Islands law or our articles of association on the rights of our members to hold or vote their shares by reason of where they reside. Our articles of association, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Our articles of association provide that if our directors become aware that any person directly or indirectly has or acquires an interest in a number of shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any subsidiary or affiliate (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) of ours being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or of any requirement of any governmental or regulatory authority, our directors have the discretion to serve a notice upon the holder of those shares:

•	specifying which of the shareholder’s shares in our company will be affected and the name of the entity affected;

•	suspending the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company that concerns the business, operations, management or activities or any other matters in relation to any affected entity, including the appointment of a director or the managing director of any affected subsidiary or affiliate; and/or

•	restricting the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity.

Any suspension or restriction will be to the minimum extent (in terms of period of suspension, voting rights suspended and number of shares affected) that is, in the opinion of our directors, required in order to prevent a breach or default, or in connection with such review or approval.

The notice that the directors provide to the holder of the affected shares may also direct the holder of those shares to provide us with information and documents that we may require in order to enable us or any affected subsidiary or affiliate to obtain the necessary approval that may be required in order to enable that shareholder to continue to hold the affected shares without the breach or default occurring or continuing. See “Regulation—Israel—License conditions.”

Apart from the voting rights being suspended in the manner described above, all other rights attached to these disenfranchised shares shall not be affected and shall remain exercisable by the shareholder holding these disenfranchised shares. The notice is effective in respect of the disenfranchised shares only and does not apply to any other shares held by that shareholder.

Protection of Minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge an act which is ultra vires or illegal, an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares if we are wound up and the assets available for distribution among our members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed pari passu among those members in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and if we are wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may, with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our members in specie or in kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set the value that he deems fair upon any property to be divided and may determine how the division is to be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, thinks fit, but so that no member will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting will be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

Every holder of ordinary shares of the class will be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of a smaller amount than is fixed by our memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from that subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any restrictions in our articles of association that may be applicable, any of our members may transfer all or any of its shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share that is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and any other evidence that the directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	the shares concerned are free of any lien in favor of us;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Hong Kong Stock Exchange may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of the refusal.

The registration of transfers may, on notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong, the United States Securities and Exchange Commission or by any other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share, and all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares half-yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of members to elect to receive that dividend in cash in lieu of such an allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of those shares, and shall be sent at his or their risk. Payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of the dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that the dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient and, in particular, may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable Shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiration of the three-month period referred to below received any indication of the whereabouts or existence of the member or person entitled to those ordinary shares by death, bankruptcy or operation of law;

•	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

•	upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since that advertisement and the Hong Kong Stock Exchange has been notified of our intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to those net proceeds.

Board of Directors

General

We are managed by a board of directors which must consist of not less than two members. Our board of directors currently consists of nine members. Other than the chairman of our board and our chief executive officer who are not required to retire, one-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of the rest of our directors who were appointed by shareholders at a general meeting are subject to retirement from office by rotation at each general meeting. All our directors who were appointed by our board must retire at the next annual general meeting. Retiring directors are eligible for re-election.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such a meeting.

A meeting of the board of directors shall be competent to make lawful and binding decisions if any two members of the board of directors are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands law, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Borrowing Powers

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with our articles in general, can be varied with the sanction of a special resolution.

Compensation

The ordinary remuneration of the directors is determined by us in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided among the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for only part of the period in respect of which the remuneration is payable shall only rank in such a division in proportion to the time during the period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings, general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors.

Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances that the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which we are associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life insurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which those employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested and if he does so vote, his vote will not be counted and he will not be counted in the quorum of that resolution of the board. However, this prohibition shall not apply to any of the following matters, namely:

•	any contract or arrangement for the giving by us or any of our subsidiaries to that director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of us or any of our subsidiaries;

•	any contract or arrangement for the giving by us or any of our subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which the director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

•	any contract or arrangement concerning an offer of our shares or debentures or other securities by us or any other company which we may promote or be interested in for subscription or purchase, where the director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement in which the director or his associate(s) is/are interested in the same manner as other holders of our shares or debentures or other securities or those of any of our subsidiaries by virtue only of his/their interest in our shares or debentures or other securities;

•

any contract or arrangement concerning any other company in which the director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the director and/or his associate(s) is/are beneficially interested in five percent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

•	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to directors, and/or their associates and our employees or those of any of our subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not accorded to the employees to which that scheme or fund relates.

Differences in Corporate Law

The Companies Law is modeled on similar law in the United Kingdom but does not follow recent changes in United Kingdom law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the ordinary shares within four months, the offeror may, within a two-month period, require the holders of the remaining ordinary shares to transfer those ordinary shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If such arrangement and reconstruction is sanctioned by the court, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. companies.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, so as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of each of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to this principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance.    While Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve, our articles of association restrict transactions between us and our directors.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles of association allow our members and the public to inspect our register of members and we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Audit Committee

Our audit committee oversees the retention, performance and compensation of our independent public accountants and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate. See “Management—Board Practices” for a description of the audit committee.

Consequences of Investing in Shares and ADSs

Holders and beneficial owners of our ordinary shares and ADSs should be aware that they may be subject to certain legal requirements under United States and Hong Kong law and the listing rules of the Hong Kong Stock Exchange, including, for example, reporting obligations upon reaching certain specified ownership thresholds. You should consult your own legal advisor as to the United States and Hong Kong legal consequences of investing in our ordinary shares and ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian will be at Citibank, N.A.’s Hong Kong office, located at 40/F Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.

We have appointed Citibank as the depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-119242 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 15 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and the rights and obligations of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” We and the depositary bank will treat as holders of ADRs only those persons who have registered ADRs in their names. When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands or Hong Kong.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g. U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders. If registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, or other applicable law is required, the depositary bank will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documentation to the depositary bank; or

•	the depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The net proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse. In that case, you will receive no value for those rights.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement. There can be no assurance that holders of ADSs generally, or any holder of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as holders of our ordinary shares.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documentation to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The net proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable you to receive the net proceeds from the redemption upon surrender of your ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S., Cayman Islands or other legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities,” as defined in the deposit agreement; and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split-up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As an ADS holder, you will be entitled to present your ADRs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S., Cayman Islands or other legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary bank will, at its discretion, either return the number of ADSs representing any remaining fractional ordinary shares or sell the ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “Description of Share Capital—Voting Rights Attaching to Our Shares.”

At our request, the depositary bank will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. If the depositary receives voting instructions from you which fail to specify the manner in which the depositary is to vote, the depositary will deem you to have instructed it to vote in favor of the particular matter to be voted on. If the depositary does not receive voting instructions from you by the specified date, it will consider you to have instructed it to give a discretionary proxy to a person designated by us to vote the number of ordinary shares represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we are aware that there is substantial shareholder opposition to the particular matter to be voted on; or

•	the particular matter to be voted on would have a material and adverse impact on our shareholders.

The depositary will only vote or attempt to vote as you instruct or as described in the preceding sentence or in the deposit agreement.

Moreover, our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our ordinary or preference shares, including ordinary shares underlying our ADSs, that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any subsidiary or affiliate of the company being in default or in breach of, any applicable law, regulation, or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or of any requirement of any governmental or regulatory authority, the directors may suspend certain of the voting rights attached to those shares. For further details of this right under our articles of association, see “Description of Share Capital—Voting Rights Attaching to Our Shares.”

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends	No fee (so long as prohibited by NYSE)
Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)
Distributions of cash proceeds (i.e. upon sale of rights or other entitlements)	Up to US$0.02 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands or Hong Kong, i.e. upon deposit and withdrawal of ordinary shares.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, i.e. when ordinary shares are deposited or withdrawn from deposit.

•	Expenses and changes incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement and the ADSs at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except to comply with applicable law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the ADS holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e. dividends, but will not distribute any property to you until you request the cancellation of your ADSs.

•	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to ADS holders other than to account for the funds then held for such holders still outstanding.

Books of Depositary

The depositary bank will maintain ADS holders’ records at its depositary office. You may inspect such records at that office during regular business hours but solely for the purpose of communicating with other ADS holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in the City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	We and the depositary bank disclaim any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided we and the depositary bank act in good faith and in accordance with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third-party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, unless otherwise requested by us, in compliance with the provisions of the deposit agreement and to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, e.g. the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by ADS holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by such holders. You will be liable for any deficiency if the net sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by you. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable ADS holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank will immediately give you and us written notice of these changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also have submitted to the jurisdiction of these courts and we have appointed an agent for service of process in the City of Bellevue, State of Washington. See “Enforcement of Civil Liabilities.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the global offering, there has been no market for our ADSs or ordinary shares in the United States, and there can be no assurance that a significant public market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs or ordinary shares in the public market following the global offering or the perception that such future sales may occur could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

Upon completion of the global offering, we will have 4,500,000,000 ordinary shares outstanding including those represented by ADSs. The ADSs sold in this offering and the ordinary shares sold in the Hong Kong offering will be freely tradeable without restriction under the Securities Act, except for any ADSs or ordinary shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In addition, any ordinary shares transferred to NTT DoCoMo pursuant to its agreement with Hutchison Whampoa to exchange its interest in Hutchison 3G UK for ordinary shares of our company will be tradeable without restriction under the Securities Act. However, NTT DoCoMo has agreed with Hutchison Whampoa to not dispose of its ordinary shares prior to January 31, 2006. See “Relationship with Hutchison Whampoa—Transaction with NTT DoCoMo involving our shares.” Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All other outstanding ordinary shares are “restricted securities” as that term is defined in Rule 144 because they are held by our affiliates. Restricted ordinary shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, such as the exemptions under Rule 144 or Rule 144(k) under the Securities Act, which rules are summarized below. This prospectus may not be used in connection with any resale of our ADSs or ordinary shares acquired in the global offering by our affiliates.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons, including persons who may be deemed affiliates of our company, whose ordinary shares must be aggregated and who has beneficially owned restricted ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of:

•	one percent of the then outstanding ordinary shares, which will equal approximately 45 million ordinary shares immediately after the global offering; or

•	the average weekly reported trading volume of our ordinary shares in the form of ADSs on the NYSE during the four calendar weeks preceding a sale by such person.

Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who has beneficially held restricted ordinary shares for a minimum of two years and who is not, and for three months prior to the sale of those ordinary shares has not been, one of our affiliates is free to sell those ordinary shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.

Lock-Ups

We, the selling shareholder and Hutchison Whampoa have agreed with the underwriters not to, subject to certain exceptions, dispose of or hedge any of our securities which are substantially similar to the ADSs or the ordinary shares represented thereby or which are convertible or exchangeable into securities which are substantially similar to the ADSs or the ordinary shares represented thereby during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. These restrictions on us do not, among other things, apply to (1) the issuance by us of ADSs or ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus, and (2) the grant of any option pursuant to a share option plan that has been adopted by a resolution of the sole shareholder passed on September 17, 2004, subject to the approval of the shareholders of Hutchison Whampoa at a general meeting. These restrictions on the selling shareholder do not, among other things, apply to (1) the sale of ADSs or ordinary shares by the selling shareholder to the underwriters and the Hong Kong underwriters, and (2) the loan of our ordinary shares by the selling shareholder to Goldman Sachs International, an affiliate of Goldman Sachs (Asia) L.L.C., pursuant to certain stock borrowing arrangements.

Future sales of substantial amounts of ADSs or ordinary shares in the public market following this offering, or the perception that these sales may occur, could adversely affect the market price of our ADSs or ordinary shares and could impair our ability to raise additional capital through future sales of our ADSs or ordinary shares.

TAXATION

The following discussion of the material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state and local and other tax laws.

Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of twenty years from March 23, 2004.

Hong Kong

The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice to you. The discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting share capital) should consult its own tax adviser regarding the tax consequences of an investment in the ADSs and ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits Tax

No profits tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs and ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ADSs or ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of trading gains from the sale of ADSs, where purchases and sales of ADSs are effected outside of Hong Kong, e.g. on the New York Stock Exchange.

Stamp Duty

The sale, purchase and transfer of ordinary shares on the Hong Kong branch register are subject to Hong Kong stamp duty. The current rate charged on each of the purchaser and the seller is 0.1% of the consideration or, if greater, the fair value of the ordinary shares being sold or transferred. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The ordinary shares on the Hong Kong branch register are Hong Kong property under Hong Kong law, and accordingly the ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner’s residence, citizenship or domicile). We cannot assure you that the Hong Kong Inland Revenue department will not treat the ADSs as Hong Kong property that may be subject to estate duty in the event of death of the beneficial owner of the ADSs. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States Federal Income Taxation

U.S. Holders

This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holders that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life-insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Prospective holders should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of ADSs or ordinary shares in light of their particular circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ordinary shares or ADSs.

For U.S. tax consequences to a holder that is not a U.S. person for U.S. federal income tax purposes (a “non-U.S. Holder”), see the discussion below under “—Non-U.S. Holders.”

Holders of ADSs will be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. No gain or loss will be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. References below to ordinary shares should be understood to refer as appropriate to ordinary shares that are held directly, as well as those ordinary shares the ownership of which is represented by ADSs.

Distributions

Distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares.

For taxable years beginning after December 31, 2002 and before January 1, 2009 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.

Taxable Dispositions

Upon a sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the ordinary shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

Non-U.S. Holders

Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See “—Information Reporting and Backup Withholding” below.

A non-U.S. Holder may be subject to U.S. federal income taxes on any dividends received on ordinary shares and on any gain realized on the sale or exchange of ordinary shares if it has an office, fixed place of business or a tax home in the United States or certain other conditions exist.

Information Reporting and Backup Withholding

Dividends on ordinary shares, and payments of the proceeds of a sale of ordinary shares, paid within the United States or through certain U.S. related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss or exemption from back-up withholding has occurred. Non-U.S. Holders generally are not subject to information reporting or back-up withholding. However, such a non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

UNDERWRITING

We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered by this prospectus. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, is the representative of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	40,194,000
ABN AMRO Bank N.V.	7,276,500
Daiwa Securities SMBC Hong Kong Limited	5,197,500
Citigroup Global Markets Limited	3,118,500
The Hongkong and Shanghai Banking Corporation Limited	3,118,500
J.P. Morgan Limited	3,118,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,118,500
First Shanghai Securities Limited	1,386,000
Kotak Mahindra (International) Limited.	1,386,000
Morgan Stanley & Co. International Limited	1,386,000

Total	69,300,000

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have the option to purchase up to 11,550,000 additional ADSs from the selling shareholder. They may exercise this option within 30 days of the date of commencement of trading of our ordinary shares on the Hong Kong Stock Exchange. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Paid by the selling shareholder
	No exercise		Full exercise
Per ADS	US$	0.35	US$	0.35
Total	US$	24,255,000	US$	28,297,500

Total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder represents 3.00% of the total amount of the offering.

ADSs sold by the underwriters in this offering will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.21 per ADS from the initial public offering price according to arrangements among the underwriters. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$0.10 per ADS from the initial public offering price. If all of the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. ABN AMRO Bank N.V. is expected to make offers and sales in the United States through its registered broker-dealer affiliate, ABN Amro Rothschild LLC. Citigroup Global Markets Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Citigroup Global Markets Inc. Daiwa Securities SMBC Hong Kong Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Daiwa Securities America Inc. The Hongkong and Shanghai Banking Corporation Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, HSBC Securities (USA) Inc. J.P. Morgan Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, J.P. Morgan Securities Inc. Kotak Mahindra (International) Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Kotak Mahindra Inc. Morgan Stanley & Co. International Limited is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated. First Shanghai Securities Limited is not expected to make offers and sales in the United States.

We have also entered into an underwriting agreement with the Hong Kong underwriters providing for the concurrent offer and sale of ordinary shares to the public in Hong Kong. The representative of the Hong Kong underwriters is Goldman Sachs (Asia) L.L.C.

The offering price and the aggregate underwriting discounts and commissions per ordinary share in this offering (including ordinary shares represented by ADSs) and in the Hong Kong public offering are identical after payment of certain fees by investors in the Hong Kong public offering. The sale of the ADSs and the ordinary shares in these offerings are conditional on each other. Ordinary shares may be delivered instead of ADSs at the option of the underwriters. The purchasers of ADSs offered in the public offering without listing in Japan will take delivery of such ADSs in the form of ordinary shares. Ordinary shares represented by the ADSs being offered in this offering (other than those allocated to the preferential offering to qualifying shareholders of Hutchison Whampoa), may be reallocated to the Hong Kong public offering. The number of ADSs and ordinary shares allocated to each offering may differ from the amount offered due to reallocation among this offering and the Hong Kong public offering.

The Hong Kong public offering is conditional upon, among other things, the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the ordinary shares offered in the global offering. The Hong Kong public offering is expected to become unconditional at 8:00 a.m. (Hong Kong time) on the date that dealings of the ordinary shares commence on the Hong Kong Stock Exchange. This offering is also expected to become unconditional at that time. Settlement is expected to occur within 24 hours after this time.

Pursuant to the requirements of the Hong Kong Stock Exchange, this offering includes a preferential offering to certain persons who are qualifying holders of ordinary shares in Hutchison Whampoa, our ultimate parent company. A shareholder of Hutchison Whampoa qualified for the preferential offering if such shareholder was registered as holding at least 75 shares in Hutchison Whampoa and being resident in Hong Kong on the share register of Hutchison Whampoa as of September 24, 2004, the record date determined by Hutchison Whampoa. Under the preferential offering, the selling shareholder has reserved up to 56,764,237 ordinary shares for allocation at the Hong Kong initial public offering price to the qualifying shareholders of Hutchison Whampoa. The number of ADSs and ordinary shares underlying such ADSs available for sale in this offering includes the number of ordinary shares to be allocated to the qualifying shareholders of Hutchison Whampoa. Any reserved ordinary shares not purchased in the preferential offering may be reallocated by the underwriters to this offering. Each of Cheung Kong (Holdings) Limited, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has applied to purchase, through companies controlled by them respectively, the maximum amount of ordinary shares to which it or he is entitled to under the preferential offering, representing in total approximately 50.49% of ordinary shares offered pursuant to the preferential offering.

The underwriters for each of this offering and the Hong Kong public offering have entered into an agreement among syndicates to provide for the coordination of the global offering in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs and ordinary shares as a part of the distribution. The underwriters have also agreed that they may sell ADSs and ordinary shares among each of the underwriting groups. The underwriters of this offering and the Hong Kong underwriters have agreed that, if the number of ordinary shares validly applied for in the Hong Kong public offering represents: (1) 15 times or more but less than 50 times, (2) 50 times or more but less than 100 times or (3) 100 times or more, in each case of (1), (2) and (3), of the number of ordinary shares initially available in such offering, then at least an additional 231,000,000 ordinary shares, 346,500,000 ordinary shares and 462,000,000 ordinary shares, respectively, will be reallocated to the Hong Kong public offering, such that the additional ordinary shares, when aggregated with the ordinary shares initially available in the Hong Kong public offering, will represent at least 30% in the case of (1), 40% in the case of (2) and 50% in the case of (3), respectively, of the total number of ordinary shares initially available under the global offering, without giving effect to the underwriters’ option to purchase additional ADSs. In each such case, the underwriters, after consultation with us, will have absolute discretion in determining the number of additional ordinary shares reallocated to the Hong Kong public offering. In addition to the clawback mechanism described above, the underwriters, after consultation with us, will have absolute discretion to reallocate ordinary shares underlying the ADSs being offered pursuant to this offering to the Hong Kong public offering. In such cases, the number of ADSs allocated to this offering will be correspondingly reduced in such manner as the underwriters deem appropriate. The underwriters have also agreed that any unsold ordinary shares in the Hong Kong public offering may be reallocated to this offering.

We, the selling shareholder and Hutchison Whampoa have agreed with the underwriters not to, subject to certain exceptions, dispose of any of our securities which are substantially similar to the ADSs or the ordinary shares represented thereby or which are convertible or exchangeable into securities which are substantially similar to the ADSs or the ordinary shares represented thereby during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative of the underwriters.

Prior to the global offering, there has been no public market for the ADSs or the ordinary shares. The initial public offering price has been determined by the underwriters and the selling shareholder, after consultation with us. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions and the level of investor interest in the ADSs and the ordinary shares, were the historical performance of our assets and businesses, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of comparable companies in related business.

Application has been made for listing of the ADSs on the NYSE under the symbol “HTX.” Application has been made for the listing of, and permission to deal in, the ordinary shares on the Hong Kong Stock Exchange under the stock code “2332.” In order to meet one of the requirements for listing our ADSs on the New York Stock Exchange, the underwriters have undertaken to the NYSE that, following this offering, there will be at least 5,000 worldwide shareholders of 100 ordinary shares (or an equivalent amount of ADSs) or more and at least 2,500,000 publicly held ordinary shares worldwide, with an anticipated aggregate market value of such publicly held ordinary shares of at least $100 million worldwide and a global market capitalization of at least $500 million.

The ordinary shares offered in the global offering will not commence trading on the Hong Kong Stock Exchange until all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied, which is expected to be six business days in Hong Kong after the date of pricing of the ordinary shares. The ADSs offered in this offering are expected to commence trading on the New York Stock Exchange on the business day in New York immediately preceding the day when trading of the ordinary shares commences on the Hong Kong Stock Exchange. You will not be able to sell or otherwise deal in the ADSs or ordinary shares prior to the commencement of trading on the Hong Kong Stock Exchange or the New York Stock Exchange.

In connection with the global offering, Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, may purchase and sell ADSs or ordinary shares in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover syndicate positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs or ordinary shares than they are required to purchase in the global offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs from the selling shareholder or purchasing ADSs or ordinary shares in the open market. In determining the source of the ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs or ordinary shares in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ADSs or ordinary shares while the global offering is in progress. As a result of effecting transactions to stabilize or maintain the market price of ADSs or ordinary shares, Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, may maintain a long position in ADSs or ordinary shares. The size of the long position, and the period for which the long position is maintained is at the discretion of Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, and is uncertain. In the event that Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, liquidates this long position by making sales in the open market, this may lead to a decline in the market price of our ADSs or ordinary shares.

In order to facilitate the settlement of over-allotment transactions, Goldman Sachs International, an affiliate of Goldman Sachs (Asia) L.L.C., has the option, pursuant to certain stock borrowing arrangements with the selling shareholder, to borrow ordinary shares from the selling shareholder prior to any exercise of the option to purchase additional ADSs or the acquisition of a sufficient number of ADSs or ordinary shares from other sources. Such stock borrowing arrangements will be effected in accordance with all applicable laws and regulatory requirements. No payment will be made to the selling shareholder in respect of such stock borrowing arrangements. In the event that the underwriters exercise the option to purchase additional ADSs, such ADSs or the ordinary shares underlying such ADSs will be used to satisfy the underwriters’ obligation to return ordinary shares to the selling shareholder pursuant to the stock borrowing arrangements.

The underwriters also may impose a penalty bid. This occurs when a particular member of the syndicate repays to the syndicate a portion of the underwriting discount received by it because the syndicate has repurchased ADSs or ordinary shares sold by or for the account of such syndicate member in stabilizing or short covering transactions.

These activities by or on behalf of the underwriters may stabilize, maintain or otherwise affect the market price of the ADSs or ordinary shares. As a result, the price of the ADSs or ordinary shares may be higher than the price that otherwise might exist in the open market. In addition, such activities may not necessarily result in the market price of ADSs or ordinary shares staying at or above the offer price either during or after the stabilizing period. Bids for or market purchases of ADSs or ordinary shares by Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, may be made at a price at or below the offer price and therefore at or below the price paid for ADSs or ordinary shares by purchasers. If these activities are commenced, they may be discontinued by the underwriters at any time, and must be brought to an end by the date which is 30 days after the completion of the Hong Kong public offering. These transactions may be effected on any stock exchange, including the New

York Stock Exchange and the Hong Kong Stock Exchange, any over-the-counter market or otherwise, provided that they are made in compliance with all applicable laws, rules and regulatory requirements.

In Hong Kong, stabilization activities must be carried out in accordance with the Securities and Futures (Price Stabilizing) Rules (L.N. 218 of 2002). Stabilizing action permitted pursuant to the Securities and Futures (Price Stabilizing) Rules includes: (1) over-allotment transactions for the purpose of preventing or minimizing any reduction in the market price, (2) selling or agreeing to sell ADSs or ordinary shares so as to establish a short position in them for the purpose of preventing or minimizing any reduction in the market price, (3) subscribing, or agreeing to subscribe, for ADSs or ordinary shares pursuant to the option to purchase additional ADSs in order to close out any position established under (1) or (2) above, (4) purchasing, or agreeing to purchase, ADSs or ordinary shares for the sole purpose of preventing or minimizing any reduction in the market price, (5) selling ADSs or ordinary shares to liquidate a long position held as a result of those purchases in (4) above and (6) offering or attempting to do anything described in (2), (3), (4) or (5). Stabilizing activities in connection with the global offering by Goldman Sachs (Asia) L.L.C. or any person acting for it, on behalf of the underwriters, will be entered into in accordance with the laws, rules and regulations in place in Hong Kong on stabilization. In addition, each underwriter has agreed to comply with the requirements of Regulation M under the Exchange Act to the extent applicable to it.

No action has been or will be taken in any jurisdiction other than the United States, Japan and Hong Kong that would permit a public offering of the ADSs and ordinary shares, respectively, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs and ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the ADSs or ordinary shares may be distributed or published in any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of such country or jurisdiction.

It is expected that a public offering without a listing of the ADSs in the form of ordinary shares will be made in Japan. No ADSs or ordinary shares have been or will be offered or sold directly or indirectly, in Japan or to or for the account of any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of the ordinary shares in Japan, as stated in the securities registration statement filed on September 8, 2004, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with any applicable laws and regulations of Japan. Each underwriter will send any dealer who purchases from it any ordinary shares a notice stating in substance that, by purchasing such ordinary shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any ordinary shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except in accordance with the terms and conditions of the public offering without a listing of the ordinary shares in Japan, as stated in the securities registration statement filed on September 8, 2004, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such ordinary shares a notice containing substantially the same statement as is contained in this sentence. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporations or other entities organized under the laws of Japan. Each underwriter has also acknowledged that it may not conduct marketing activities in Japan.

No ADSs are offered or sold and, prior to the expiration of a period of six months from the closing date of the issuance of the ADSs, no ADSs will be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company. Each underwriter has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The ADSs may not be offered, sold, transferred or delivered, directly or indirectly, in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The ADSs have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The ADSs have not been offered or sold, and will not be offered or sold, to any investors in Switzerland other than on a non-public basis. This prospectus and any preliminary prospectus, prospectus or any amendment or supplement hereto or thereto relating to the ADSs does not constitute a prospectus within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). The ADSs have not been and will not be approved by any Swiss regulatory authority.

Purchasers of the ADSs offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

This prospectus may be used by underwriters and dealers in connection with offers and sales of the ADSs to persons located in the United States, including the ADSs initially sold outside the United States.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The underwriters or their respective affiliates may have purchased the ADSs and been allocated the ADSs for asset management and/or proprietary purposes and not with a view to distribution. Such purchases in the aggregate accounted for less than 10% of the overall offering size.

We have an obligation to reimburse the selling shareholder an amount equal to the underwriting commissions deducted from the proceeds of the global offering and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by the selling shareholder and other associates of Hutchison Whampoa for the purpose of the restructuring and the global offering. The selling shareholder has agreed that it will not seek such reimbursement within the first 12 months of listing of our shares on the Hong Kong Stock Exchange. Our directors are of the view that such on-going reimbursement obligation will not affect the independent financial viability of our group. While we are in a position to fully reimburse the Hutchison Whampoa group for the underwriting commissions and other expenses incurred in connection with the listing of our shares on the Hong Kong Stock Exchange, our directors consider it to be in our interest to accept the credit arrangement on terms offered by the selling shareholder. See “Use of Proceeds”.

We estimate that our total expenses and the total expenses of the selling shareholder for this offering, excluding underwriting discounts and commissions, will be approximately US$22,530,776 and zero, respectively. Expenses incurred or to be incurred by us in connection with the global offering include (1) Securities and Exchange Commission registration fees of US$150,276, (2) New York Stock Exchange filing fees of US$250,000, (3) NASD filing fees of US$30,500, (4) printing and engraving expenses of US$3,000,000, (5) accounting fees of US$6,500,000, (6) legal fees of US$9,000,000 and (7) roadshow and other miscellaneous fees and expenses of US$3,600,000. We have agreed to reimburse a portion of the expenses of the underwriters in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

An affiliate of the global coordinator and sole bookrunner holds a minority ownership interest in Kotak Mahindra Capital Company, which is a member of the Kotak Mahindra group, a leading Indian financial services group. The Kotak Mahindra group, through Kotak Mahindra Capital Company and other affiliates, has in the past provided investment banking and advisory services in respect of the Hutchison Whampoa group’s investments in India, for which they have received customary fees and commissions, and may provide similar types of services in the future. Certain members of the Kotak Mahindra group are joint venture partners in our operating companies in India. In addition, Kotak Mahindra (International) Limited, a member of the Kotak Mahindra group, is one of the underwriters of this offering.

An affiliate of one of the underwriters participating in this offering acted as financial advisor to NTT DoCoMo in connection with NTT DoCoMo’s right to elect to exchange its existing shareholdings in Hutchison Telecom’s operating companies for 2G services in Hong Kong and Macau and 3G services in Hong Kong for our ordinary shares.

Goldman Sachs (Asia) L.L.C. is acting as the global coordinator and sole bookrunner for the global offering.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton. The validity of the ordinary shares will be passed upon for us by Conyers Dill & Pearman, Cayman. Certain matters as to Hong Kong law will be passed upon for us by Linklaters. The underwriters are being represented by Sullivan & Cromwell LLP regarding certain matters of United States federal and New York state law. Certain matters as to Hong Kong law will be passed upon for the underwriters by Freshfields Bruckhaus Deringer. Cleary, Gottlieb, Steen & Hamilton and Conyers Dill & Pearman, Cayman may rely as to all matters of Hong Kong law on the opinion of Linklaters. Linklaters and Conyers Dill & Pearman, Cayman may rely as to all matters of New York law on the opinion of Cleary, Gottlieb, Steen & Hamilton. Cleary, Gottlieb, Steen & Hamilton and Linklaters may rely as to all matters of Cayman Islands law on the opinion of Conyers Dill & Pearman, Cayman.

EXPERTS

Our combined financial statements as of December 31, 2001, 2002 and 2003 and as of June 30, 2003 and 2004, and for each of the three years in the period ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting. The address of PricewaterhouseCoopers, Hong Kong is 33/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

The consolidated financial statements of Partner as of December 31, 2001, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, independent registered public accounting firm and a member of PricewaterhouseCoopers International Limited, given on the authority of such firm as an expert in auditing and accounting. The address of Kesselman & Kesselman is 25 Hamered Street, Tel Aviv 68125, Israel.

The valuation report included in this prospectus in Appendix B has been prepared by DTZ Debenham Tie Leung Limited, an independent property valuer, and has been included with their consent in reliance upon such valuations given upon the authority of such firm as an expert. The address of DTZ Debenham Tie Leung Limited is 10/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hutchison Whampoa Agents (US) Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any states in the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, Cayman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, Cayman, has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam and obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 under the Securities Act with respect to the ADSs. This prospectus, which is part of the F-1 registration statement, does not contain all of the information included in that registration statement and the exhibits thereto. For further information about us, our ordinary shares and the ADSs offered by this prospectus, you should refer to these registration statements and their exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer in each instance to the copy of the contract or other document filed as exhibits to these registration statements.

You may read and copy the registration statements, the related exhibits, reports and other information that we filed or will file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Securities and Exchange Commission. That site is www.sec.gov. Reports and information statements and other information about us may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Upon completion of the global offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will file with the Securities and Exchange Commission annual reports on Form 20-F within six months of our fiscal year-end, and provide to the Securities and Exchange Commission other material information on Form 6-K. These reports and other information can be inspected and copied at the public reference room at the Securities and Exchange Commission and at the New York Stock Exchange’s public reference room listed above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

Report of Independent Registered Public Accounting Firm	F-2
Combined Profit and Loss Accounts for the Years ended December 31, 2001, 2002 and 2003 and the Six-Month Periods ended June 30, 2003 and 2004	F-3
Combined Balance Sheets as of December 31, 2001, 2002 and 2003 and June 30, 2004	F-4
Combined Cash Flows Statements for the Years ended December 31, 2001, 2002 and 2003 and the Six-Month Periods ended June 30, 2003 and 2004	F-5
Combined Statements of Changes in Equity for the Years ended December 31, 2001, 2002 and 2003 and the Six-Month Periods ended June 30, 2003 and 2004	F-6
Notes to the Combined Accounts	F-7

Partner Communications Company Ltd.

Report of Independent Registered Public Accounting Firm	F-61
Consolidated Balance Sheets at December 31, 2002 and 2003	F-62
Consolidated Statements of Operations for the Years ended December 31, 2001, 2002 and 2003	F-64
Consolidated Statements of Changes in Shareholders’ Equity (Capital Deficiency) for the Years ended December 31, 2001, 2002 and 2003	F-65
Consolidated Statements of Cash Flows for the Years ended December 31, 2001, 2002 and 2003	F-67
Notes to Consolidated Financial Statements	F-69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Hutchison Telecommunications International Limited:

In our opinion, the accompanying combined balance sheets and the related combined profit and loss accounts, cash flow statements, and statements of changes in equity present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiary companies (collectively referred to as the “Group”) at 31 December 2001, 2002 and 2003, and 30 June 2004, and the results of their operations and their cash flows for the years then ended, and the six month periods ended 30 June 2003 and 2004, in conformity with accounting principles which, as described in Note 3, are generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the amount of net loss attributable to shareholders, expressed in Hong Kong dollars, for the two years ended 31 December 2003 and the six month periods ended 30 June, 2003 and 2004 and the determination of combined shareholders’ deficits, expressed in Hong Kong dollars, as of 31 December 2002 and 2003 and 30 June 2004 to the extent summarised in Note 34 to the combined accounts.

/s/ PricewaterhouseCoopers

Hong Kong

17 August 2004, except for Note 1 and Note 34, as to which the date is 30 September 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

COMBINED PROFIT AND LOSS ACCOUNTS

		Year ended 31 December			Six months ended 30 June
	Note	2001	2002	2003	2003	2004
		HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Turnover	5,6	6,226	7,654	10,104	4,532	6,891
Interest income		62	87	56	30	9
Cost of inventories sold		628	533	547	250	821
Staff costs		672	995	1,081	527	704
Depreciation and amortisation	6	1,283	1,696	2,262	1,030	1,504
Other operating expenses		5,339	4,803	5,936	2,496	3,834
Profit on partial disposal of a subsidiary company		—	278	—	—	1,300

Operating profit (loss) of company and subsidiary companies	6	(1,634)	(8)	334	259	1,337
Share of profits less losses of associated companies		48	336	591	236	356
Share of profits less losses of jointly controlled entities		(102)	(22)	—	—	—

Operating profit (loss)	10	(1,688)	306	925	495	1,693
Interest and other finance costs, including share of associated companies and jointly controlled entities	7	1,009	1,087	1,026	500	552

Profit (loss) before taxation		(2,697)	(781)	(101)	(5)	1,141
Current taxation charge	9	—	6	22	10	44
Deferred taxation charge (credit)	9	(406)	156	(195)	122	282

Profit (loss) after taxation		(2,291)	(943)	72	(137)	815
Minority interests		(402)	43	286	126	42

Net profit (loss) attributable to shareholders		(1,889)	(986)	(214)	(263)	773

The accompanying notes are an integral part of the combined accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

COMBINED BALANCE SHEETS

		As at 31 December			As at 30 June 2004
	Note	2001	2002	2003
		HK$ millions	HK$ millions	HK$ millions	HK$ millions
ASSETS AND LIABILITIES

Non-current assets
Fixed assets	13	5,644	13,539	17,697	18,871
Other non-current assets	14	2,363	3,617	4,075	4,397
Goodwill	15	6,466	6,030	6,168	5,961
Deferred tax assets	23	1,293	1,139	910	695
Associated companies	16	(17)	634	1,581	1,649
Jointly controlled entities	17	2,608	—	—	—
Amounts due from related companies(1)	22	1,415	560	543	2,056
Long term deposits	18	117	106	93	86

Total non-current assets		19,889	25,625	31,067	33,715

Cash and cash equivalents	19	510	2,859	1,993	2,336
Restricted cash	19	30	575	6	16
Other current assets	19	1,984	1,639	3,177	3,965
Bank loans	21	2,163	4,807	3,723	4,037
Other loans	21	132	1,547	1,556	1,384
Debentures	21	11	—	204	—
Other current liabilities	20	2,726	4,736	5,943	6,380

Net current liabilities		(2,508)	(6,017)	(6,250)	(5,484)

Total assets less current liabilities		17,381	19,608	24,817	28,231

Non-current liabilities
Long term loans	21	5,528	6,548	7,485	9,395
Amounts due to related companies(1)	22	16,916	18,805	22,903	23,236
Deferred tax liabilities	23	—	—	46	63
Pension obligations	24	2	—	15	11

Total non-current liabilities		22,446	25,353	30,449	32,705

Minority interests	25	(136)	327	743	902

Net liabilities		(4,929)	(6,072)	(6,375)	(5,376)

CAPITAL AND RESERVES

Share capital	27	—	—	—	—
Accumulated losses		(4,941)	(5,927)	(6,141)	(5,222)
Exchange reserve		12	(145)	(234)	(154)

Shareholders’ deficits(1)		(4,929)	(6,072)	(6,375)	(5,376)

(1)	As part of the Restructuring described in Note 1, substantially all of the amounts due to related companies, as at 30 June 2004 amounting to approximately HK$20,869 million, were capitalised.

The accompanying notes are an integral part of the combined accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

COMBINED CASH FLOW STATEMENTS

		Year ended 31 December			Six months ended 30 June
	Note	2001	2002	2003	2003	2004
		HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Operating activities
Income (loss) before taxation		(2,697)	(781)	(101)	(5)	1,141
Interest and other finance costs, Company and subsidiary companies		729	789	800	394	442
Interest and other finance costs, share of associated companies and jointly controlled entities		280	298	226	106	110
Depreciation and amortisation, Company and subsidiary companies		1,283	1,696	2,262	1,030	1,504
Depreciation and amortisation, share of associated companies and jointly controlled entities		474	467	479	205	216

Operating profit before depreciation and amortisation		69	2,469	3,666	1,730	3,413

Share of operating profit before depreciation and amortisation of associated companies and jointly controlled entities		(420)	(781)	(1,070)	(441)	(572)
Profit on partial disposal of a subsidiary company		—	(278)	—	—	(1,300)
Interest and other finance costs		(729)	(789)	(800)	(394)	(442)
Taxes paid		(1)	(5)	—	—	—
Loss on disposals of fixed assets		—	6	29	—	—
Other non cash items	10	1,535	226	234	—	—

Funds from operations		454	848	2,059	895	1,099
Changes in working capital	26(a)	(587)	973	(1,055)	(553)	1

Cash flow from operating activities		(133)	1,821	1,004	342	1,100

Investing activities
Purchases of fixed assets		(2,248)	(4,240)	(5,573)	(2,478)	(2,706)
Purchases of telecommunications licences		(767)	(52)	(343)	(25)	(142)
Additions to telecommunications customer acquisition costs		—	—	(490)	(18)	(377)
Reduction of long term deposits		—	11	13	6	7
Purchases of subsidiary companies, net of cash acquired	26(b)	(909)	(726)	(89)	—	69
Purchases of associated companies		(1)	(522)	(63)	—	—
Advances to jointly controlled entities		(254)	—	—	—	—
Repayments from jointly controlled entities		561	—	—	—	—
Proceeds on disposal of fixed assets		131	22	63	4	94
Proceeds on disposal of partial interest in subsidiary company		—	—	—	—	1,578

Cash flows from investing activities		(3,487)	(5,507)	(6,482)	(2,511)	(1,477)

Financing activities
Net cash flows from financing activities	26(c)	4,736	5,725	4,026	678	2,243
Decrease (increase) in amounts due from related companies		(1,253)	855	17	(5)	(1,513)
Decrease (increase) in restricted cash		81	(545)	569	567	(10)

Cash flows from financing activities		3,564	6,035	4,612	1,240	720

Increase (decrease) in cash and cash equivalents		(56)	2,349	(866)	(929)	343
Cash and cash equivalents at beginning of year/period		566	510	2,859	2,859	1,993

Cash and cash equivalents at end of year/period		510	2,859	1,993	1,930	2,336

Analysis of net debts
Total cash and cash equivalents		510	2,859	1,993	1,930	2,336
Bank and other interest bearing borrowings	21,25	7,838	12,906	12,972	13,308	14,820

Net debts		7,328	10,047	10,979	11,378	12,484

The accompanying notes are an integral part of the combined accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Exchange reserve	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2001	—	(3,052)	(160)	(3,212)
Company and subsidiary companies’ loss for the year	—	(1,555)	—	(1,555)
Share of results of associated companies	—	(203)	—	(203)
Share of results of jointly controlled entities	—	(131)	—	(131)
Exchange translation differences	—	—	172	172

At 31 December 2001	—	(4,941)	12	(4,929)

At 1 January 2002	—	(4,941)	12	(4,929)
Company and subsidiary companies’ loss for the year	—	(1,002)	—	(1,002)
Share of results of associated companies	—	53	—	53
Share of results of jointly controlled entities	—	(37)	—	(37)
Exchange translation differences	—	—	(157)	(157)

At 31 December 2002	—	(5,927)	(145)	(6,072)

At 1 January 2003	—	(5,927)	(145)	(6,072)
Company and subsidiary companies’ loss for the year	—	(1,062)	—	(1,062)
Share of results of associated companies	—	848	—	848
Exchange translation differences	—	—	(89)	(89)

At 31 December 2003	—	(6,141)	(234)	(6,375)

At 1 January 2003	—	(5,927)	(145)	(6,072)
Company and subsidiary companies’ loss for the period	—	(393)	—	(393)
Share of results of associated companies	—	130	—	130
Exchange translation differences	—	—	27	27

At 30 June 2003	—	(6,190)	(118)	(6,308)

At 1 January 2004	—	(6,141)	(234)	(6,375)
Company and subsidiary companies’ profit for the period	—	617	—	617
Share of results of associated companies	—	156	—	156
Waiver of loan from an intermediate holding company	—	146	—	146
Exchange translation differences	—	—	80	80

At 30 June 2004	—	(5,222)	(154)	(5,376)

The accumulated losses of the Group include accumulated losses of HK$282 million retained by jointly controlled entities as at 31 December 2001 and retained profits of HK$935 million retained by associated companies as at 30 June 2004 (as at 31 December 2003 - retained profits of HK$743 million, as at 30 June 2003 - retained profit of HK$54 million, as at 31 December 2002 - accumulated losses of HK$67 million and as at 31 December 2001 - accumulated losses of HK$104 million).

The accompanying notes are an integral part of the combined accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

1    RESTRUCTURING AND NATURE OF OPERATIONS

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a wholly owned subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”). HWL operates five core business divisions in 42 countries. The five divisions are: (1) ports and related services; (2) telecommunications; (3) property and hotels; (4) retail and manufacturing; and (5) infrastructure, energy, finance and investments.

The Restructuring

In September 2004, the Company and HWL consummated a restructuring (the “Restructuring”) in contemplation of a listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange (“NYSE”), whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, including HWL’s third-generation (“3G”) mobile and fixed-line telecommunications businesses in Hong Kong.

The Company and its subsidiary companies are collectively referred to as the “Group.” The direct and indirect subsidiary companies of HWL outside the Group are collectively referred to as “related companies”.

Following the Restructuring, HWL continues to operate its existing second-generation (“2G”) mobile telecommunications businesses in Australia and Argentina and its 3G mobile telecommunications businesses in Western Europe and Australia through other subsidiary companies and affiliates. As part of the Restructuring, the Company entered into a non-competition agreement with HWL, whereby the Group has the right, exclusive of HWL and related companies, to engage in the telecommunications business in Asia, Eastern Europe, the Middle East, Africa and South America (except Argentina). The Company has been granted an option by Hutchison Telecommunications Limited (“HTL”), a wholly-owned subsidiary of HWL, to acquire HWL’s mobile telecommunications related interests in Argentina at HWL’s investment cost plus interest. The option expires three years after the date of the Restructuring with a further right of first refusal thereafter.

As part of the Restructuring, the Company and HWL entered into an administrative services agreement pursuant to which HWL continues to provide certain administrative services, including company secretarial, legal, financial, information technology, tax and other supporting services to the Group in connection with the operation of its business. The fees for services provided are based upon the level of services to be provided by HWL and time incurred by its related companies’ employees. In addition, a loan facility of HK$1 billion granted by a related company to the Group in 2004 continues to be available on the same terms.

Historically, the Group received loans and advances from HWL or other related companies to finance its operations, in most cases interest free. Following the Restructuring, the Company has an authorised share capital of 10 billion ordinary shares of par value of HK$0.25 each, totalling approximately HK$2.5 billion, and an issued and fully paid share capital of 4.5 billion ordinary shares of par value of HK$0.25 each, totalling approximately HK$1.125 billion. All of these ordinary shares were issued to HWL in exchange for transfer of the operating businesses and capitalisation of the net long-term amount due to related companies (being HK$20,869 million as at 30 June 2004).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Nature of Operations

The Group is engaged in mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, including 2G and 3G mobile and fixed-line telecommunications businesses in Hong Kong.

2    BASIS OF PREPARATION

The Restructuring has been accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests. The accompanying combined profit and loss accounts and combined cash flow statements include the results of operations and cash flows of the companies now comprising the Group as if the current group structure had been in existence throughout the years ended 31 December 2001, 2002 and 2003, and six months periods ended 30 June 2003 and 2004 or since their respective dates of incorporation or acquisition. The accompanying combined balance sheets have been prepared to present the financial position of the Group as at 31 December 2001, 2002, 2003 and 30 June 2004 as if the current group structure had been in existence as of these dates. All significant intra-group transactions and balances have been eliminated on combination. Minority interests, representing the interest of outside shareholders in the operating results and net assets of the companies now comprising the Group, have been accounted for in arriving at the Group’s net profit or loss attributable to shareholders and net liabilities.

On this basis, the combined accounts of the Group include the accounts for each of the three years ended 31 December 2001, 2002 and 2003, and for the six months ended 30 June 2003 and 2004 (the “Relevant Periods”), of the Company and its subsidiary companies and also incorporate the Group’s interest in associated companies and jointly controlled entities on the basis set out in Notes 3D and 3E below. Results of subsidiary and associated companies and jointly controlled entities acquired or disposed of during the relevant year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

At 31 December 2001, 2002, 2003 and 30 June 2004, the Group has net liabilities and net current liabilities. While the Group’s operations have generated cash in each of these periods, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans and support from HWL and related companies, mainly through advances and guarantees of bank and other third party loans extended to the Group.

3    PRINCIPAL ACCOUNTING POLICIES

The combined accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the accounting standards issued by the Hong Kong Institute of Certified Public Accountants and are prepared under the historical cost convention.

A    Subsidiary companies

A company is a subsidiary company if the Group, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Group’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long term basis.

The particulars of the Group’s principal subsidiary companies as at 30 June 2004 are shown in Note 33 to the combined accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

B    Partnership

A partnership is an entity in which the Group has the decision-making powers to control or to obtain control of the partnership or its assets. The results of the partnership acquired or disposed of during the year are included in the combined profit and loss accounts from the effective date of acquisition or up to the effective date of disposal, as appropriate.

C    Minority Interests

Recognition of minority interests’ share of losses of subsidiary companies is generally limited to the amount of such minority interests’ portion of the common equity of those subsidiary companies.

Minority interests’ share of losses is generally not recognised once the minority holders of common equity of subsidiary companies have their investment value reduced to zero as such amounts do not represent a receivable by the Group and the minority holders are not obligated to provide additional funding.

D    Associated Companies

An investee company or a joint venture is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

The particulars of the Group’s principal associated companies as at 30 June 2004 are shown in Note 16 to the combined accounts.

E    Jointly Controlled Entities

An investment in a joint venture is classified as a jointly controlled entity if it is held as a long term investment and a contractual arrangement between the shareholders establishes joint control over the economic activities of the joint venture. Results of the jointly controlled entities are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in jointly controlled entities represent the Group’s share of their net assets, after attributing fair values to their net assets at the date of acquisition, less provision for impairment in value.

The particulars of the Group’s jointly controlled entities are shown in Note 17 to the combined accounts.

F    Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20-50 years
Telecommunications and network equipment	10-35 years
Motor vehicles	20-25%
Office furniture & equipment and computer equipment	15-20%
Leasehold improvements	Over the unexpired period of the lease or 15%, whichever is the greater

During the six month period ended 30 June 2004, the Directors re-assessed the useful lives of certain of the Group’s telecommunications and network equipment in relation to the Group’s fixed line business. As a result of this re-assessment the Directors concluded that the useful lives of these assets should be extended from 6.67 - 25 years to 20 - 35 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2004. The effect of this change in accounting estimate is to decrease depreciation charged for the six months ended 30 June 2004 by HK$27 million.

Leasehold land is amortised over the remaining period of the lease. The period of the lease includes the period for which a right of renewal is attached at nil or a de mimimis additional cost.

The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or increase the capacity or quality of output or standard of performance, are capitalised and depreciated at the applicable depreciation rates.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

G    Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

H    Restricted Cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

I    Trade and Other Receivables

Trade and other receivables are recorded net of provision for doubtful debts, based upon a review of the collectibility of the outstanding amounts at the end of the year/period. Accounts are written off as bad debt during the period in which they are determined not to be collectible.

J    Internal-use Software

The Group capitalises direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortised over the estimated useful lives of the software, generally 5 years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

K    Leased Assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the combined profit and loss accounts.

All other leases are accounted for as operating leases and the rental payments are charged to the combined profit and loss accounts on an accrual basis.

L    Other Non-current Assets

Licences granted to the Group by the government in each of the countries where the Group does business include the right to use spectrum. The methods of payment for these rights vary from country to country and include fixed upfront payments, fixed periodic payments with variable periodic payments in subsequent years and variable only payments. Payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred.

Costs to acquire a mobile telecommunications customer are capitalised and amortised over the estimated customer relationship period. In the event that a customer leaves the network, any unamortised acquisition costs are written off.

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

M    Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company, associated company or jointly controlled entity at the date of its acquisition.

Goodwill on acquisitions is reported in the balance sheet as a separate asset or, as applicable, included within investments in associated companies and jointly controlled entities, and is amortised using the straight line method over its estimated useful life.

N    Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the accounts when the inflow of economic benefit has become probable and is recognised when the inflow has become virtually certain.

O    Asset Impairment

Intangible and tangible assets are tested for impairment when an event that might affect asset carrying value has occurred. A provision for impairment in value is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such provision is recognised in the combined profit and loss accounts.

P    Borrowing Costs

Borrowing costs are accounted for on the accrual basis and charged to the combined profit and loss accounts in the year/period incurred, except for certain costs related to funding of fixed assets which are capitalised as part of the cost of that asset up to the date of commencement of its operations.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

Q    Advertising Expenses

Advertising expenses are charged to the combined profit and loss accounts as incurred.

R    Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

S    Deferred Taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary and associated companies and jointly controlled entities, except when the timing of the reversal of the

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

T    Pension Plans

Pension plans are classified into defined benefit and defined contribution plans.

From 1 January 2002, pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the combined profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees. In accordance with transitional provisions, transitional liabilities at 1 January 2002 are recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The Group’s contributions to the defined contribution plans are charged to the combined profit and loss account in the year/period incurred.

Pension costs are included in the combined profit and loss account within staff costs.

The pension plans are generally funded by the relevant Group companies taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

U    Foreign Exchange

The reporting currency of the Group is Hong Kong dollars. Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the determination of operating profit.

The accounts of overseas subsidiary and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year/period end rates of exchange for the balance sheet items and the average rates of exchange for the year/period for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

The Group endeavours to hedge its foreign currency positions with the appropriate level of borrowings in the same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest and currency swaps are utilised when suitable opportunities arise and, when considered appropriate, to hedge against currency exposures as well as assist in managing the Group’s interest rate exposures.

Fees paid for the arrangement of the forward foreign exchange contracts and interest and currency swaps are deferred and amortised on a straight line basis over the period of the relevant contract.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

V    Revenue Recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised in turnover on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to customers.

c.	Revenues from usage charges are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from pre-paid calling cards are recognised upon customer’s usage of the cards or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportional basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

W    Interest Income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

X    Use of Estimates

The preparation of the combined accounts in conformity with Hong Kong generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the combined accounts and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Y    Dilution of Interest in Subsidiary and Associated Companies or Jointly Controlled Entities

Changes in the Group’s proportionate share of the underlying equity of a subsidiary or associated company or jointly controlled entity, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

4    BUSINESS COMBINATIONS

(a)    Acquisition of Hutchison Global Communications Holdings Limited (“HGC”)

Effective 8 May 2002, the Group increased its shareholding in HGC from 50% to 100% for a cash consideration of HK$936 million. After this date, the Group had the majority of the voting interest in HGC and the results of the operations from the acquisition date have been included in the Group’s combined accounts. The acquisition was accounted for as a purchase business combination. The fair value of identifiable assets and liabilities of HGC at the date of acquisition is as follows:

HK$ millions
Fixed assets	4,348
Other assets	2,063
Goodwill	70
Liabilities assumed	(2,757)

The excess of the purchase price over the Group’s share of identifiable assets acquired and liabilities assumed was recorded as goodwill and is related to the Hong Kong fixed-line telecommunications segment.

The following pro forma results of the Group have been prepared assuming the acquisition has taken place on 1 January 2001 and are for information purposes only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating results.

	Year ended 31 December
	2001	2002
	HK$ millions
	(Unaudited)
Turnover	7,324	8,048
Operating profit (loss)	(1,835)	269
Loss attributable to shareholders	(2,036)	(1,023)

(b)    Acquisition of Aircel Digilink India Limited (“ADIL”)

Effective 27 August 2003, the Group acquired from a minority shareholder of one of its subsidiary companies over 99% of the equity ownership interest in ADIL in exchange for 33% of the equity of Hutchison Telecom East Limited. The acquisition was valued at HK$319 million on 27 August 2003, the date of completion. The acquisition was accounted for as a purchase business combination. The estimated fair value of identifiable assets and liabilities of ADIL at the date of acquisition was recorded as of 31 December 2003 as follows:

HK$ millions
Fixed assets	27
Licences	158
Other assets	423
Goodwill	415
Liabilities assumed	(1,023)

The excess of the purchase price over the Group’s share of identifiable assets acquired and liabilities assumed was recorded as goodwill and is related to the India segment. The Group has finalized its valuation during the six months ended 30 June 2004 and recorded additional goodwill of HK$30 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The following pro forma results of the Group have been prepared assuming the acquisition took place on 1 January 2002 and are for information purposes only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating results.

	Year ended 31 December
	2002	2003
	HK$ millions
	(Unaudited)
Turnover	7,845	10,354
Operating profit	116	986
Loss attributable to shareholders	(1,119)	(173)

(c)    Acquisition of Fascel Limited (“FASCEL”)

To further increase its shareholding percentage, one of the subsidiary companies acquired an additional 7.8% and 11% interest in FASCEL in 2001 and 2003, respectively. Goodwill of HK$297 million was recorded as a result of the acquisitions.

(d)    Acquisition of Hutchison Essar South Limited (“HESL”)

In 2002, to further increase its shareholding percentage, one of the subsidiary companies acquired an additional 29.7% interest in HESL. After the acquisition, the subsidiary company had an effective 74.1% beneficial ownership interest in HESL.

(e)    Acquisition of Hutchison Telecom East Limited (“HTEL”)

In 2001, to further increase its shareholding percentage, one of the subsidiary companies acquired an additional 2.5% interest in HTEL. After the acquisition, the subsidiary company had an effective 89.1% beneficial ownership interest in HTEL.

(f)    Acquisition of an additional 18.7% in Hutchison Telephone Company Limited (“HTCL”)

In 2001, one of the subsidiary companies acquired an additional 25.1% in HTCL for US$120 million. Subsequently, it sold 6.4% to the minority shareholders at the same acquisition price (US$30.4 million).

g)    Acquisition of an additional 16% in Hutchison Global Communications Holdings (“HGCH”, formerly known as Vanda Systems and Communications Limited (“Vanda”))

In March 2004, the Group’s 37% held associated company, HGCH, purchased a wholly-owned subsidiary company of the Group, Hutchison Global Communications Limited (“HGC”), operating fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes of HGCH. The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH. In a subsequent transaction completed on the same date, the Group sold approximately 26% of its new HGCH shares for cash of HK$1,578 million by way of a share placement, and as a result, after that transaction the Group owns approximately 53% of HGCH. The Group has accounted for these transactions as a single transaction and as a business combination in which the Group is the acquirer of an additional 16% interest in HGCH.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Since the Group retains a 53% ownership in HGC through its 53% ownership in HGCH, the Group has treated this transaction as a disposal of 47% of HGC. The consideration received by the Group on disposal of 47% of HGC was an increased ownership in HGCH of 16%, convertible notes with a face value of HK$3,200 million and cash of HK$1,578 million. The estimated fair value of the net identifiable assets of HGCH acquired and the other consideration received was approximately HK$2,851 million. As of the transaction date, the Group’s book value of the 47% of HGC disposed of was HK$1,551 million. Thus, a gain of HK$1,300 million was recorded on the disposal.

The convertible notes are due in March 2009 and are convertible into shares of HGCH at any time prior to the maturity date and after March 2005 at a conversion price of HK$0.96 per share. The notes bear interest at 1% per annum.

The convertible notes and the fair value of the identifiable assets and liabilities are based upon preliminary valuation assessments. The final valuation amounts may differ from these amounts and, accordingly, the gain recorded on disposal of 47% of HGC or the amounts consolidated for HGCH may differ from these amounts once the valuation is finalized.

5    TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Mobile telecommunications services	5,784	6,423	8,031	3,559	5,478
Mobile telecommunications products	442	371	445	204	185
Fixed telecommunications services	—	860	1,628	769	1,228

	6,226	7,654	10,104	4,532	6,891

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

6    SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit (loss).

	Turnover					Operating profit (loss)
	Year ended 31 December			Six months ended 30 June		Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	3,970	3,730	3,485	1,752	1,749	(1,594)	354	619	276	(39)
Fixed telecommunications	—	860	1,628	769	1,228	12	(245)	236	86	109
India	2,165	2,974	4,497	1,951	3,202	153	69	706	220	425
Thailand	37	34	355	16	604	(48)	(334)	(1,113)	(260)	(407)
Others (note a)	54	56	139	44	108	(157)	(130)	(114)	(63)	(51)

	6,226	7,654	10,104	4,532	6,891	(1,634)	(286)	334	259	37

Profit on partial disposal of a subsidiary company						—	278	—	—	1,300

						(1,634)	(8)	334	259	1,337

	Depreciation and amortisation					Capital expenditures
	Year ended 31 December			Six months ended 30 June		Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	710	662	565	305	393	1,088	1,222	1,280	495	323
Fixed telecommunications	—	237	437	195	235	—	978	1,257	580	396
India	508	611	872	395	529	853	1,320	1,617	527	1,095
Thailand	—	107	305	93	300	199	1,260	1,344	444	351
Others (note a)	65	79	83	42	47	224	90	48	16	44

	1,283	1,696	2,262	1,030	1,504	2,364	4,870	5,546	2,062	2,209

Note:

(a)	Others includes Paraguay, Sri Lanka and Ghana.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

	Total assets
	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Segment assets of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	7,097	8,613	8,393	8,979
Fixed telecommunications	1,181	7,004	7,710	10,115
India	7,966	9,577	11,435	12,360
Thailand	1,451	2,586	5,071	5,085
Others (note a)	834	1,145	1,143	1,149

	18,529	28,925	33,752	37,688
Investment in associated companies and jointly controlled entities
Hong Kong and Macau
Mobile telecommunications	—	—	—	4
Fixed telecommunications	2,608	—	164	3
Israel	(17)	634	1,417	1,642

	2,591	634	1,581	1,649
Deferred tax assets
Hong Kong and Macau Mobile telecommunications	662	558	474	400
India	576	519	379	295
Thailand	55	62	57	—

Total assets	22,413	30,698	36,243	40,032

Segment assets comprise fixed assets, other non-current assets, goodwill, amounts due from related companies, long term deposits, cash and cash equivalents, restricted cash and other current assets.

	Total liabilities
	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Segment liabilities of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	11,517	12,472	11,825	12,585
Fixed telecommunications	4,090	7,655	8,419	9,084
India	9,316	11,068	12,398	12,928
Thailand	1,508	3,058	6,874	7,362
Others (note a)	1,047	2,189	2,284	2,427

	27,478	36,442	41,800	44,386
Current and deferred tax liabilities
Hong Kong and Macau
Fixed telecommunications	—	—	—	12
India	—	1	29	71
Thailand	—	—	46	37

Total liabilities	27,478	36,443	41,875	44,506

Segment liabilities comprise bank and other loans, debentures, other current liabilities, long term loans, amounts due to related companies and pension obligations.

Note

(a)	Others includes Sri Lanka, Paraguay and Ghana.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

7    INTEREST AND OTHER FINANCE COSTS

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Bank loans and overdrafts	435	544	373	208	197
Other loans repayable within 5 years	88	31	82	55	39
Other loans not wholly repayable within 5 years	—	—	1	—	—
Debentures repayable within 5 years	29	48	79	35	9
Amounts due to related companies	218	188	208	88	118
Guarantee and other finance fees	7	68	211	68	98

	777	879	954	454	461
Less: interest capitalised	(48)	(90)	(154)	(60)	(19)

	729	789	800	394	442
Share of associated companies	251	283	226	106	110
Share of jointly controlled entities	29	15	—	—	—

	1,009	1,087	1,026	500	552

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$77 million for the six months ended 30 June 2004 (year ended 31 December 2003—HK$126 million, six months ended 30 June 2003—HK$54 million, year ended 31 December 2002—HK$53 million, year ended 31 December 2001—nil).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is between 1.94% to 5.43% per annum.

Following the capitalisation of the long term amounts due to related companies as part of the Restructuring detailed in Note 1, interest on amounts due to related companies has subsequently ceased.

8    DIRECTORS’ EMOLUMENTS

Directors’ emoluments comprise payments to the Directors of the Company in connection with the management of the affairs of the Group. The emoluments of the Directors of the Company are as follows:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Fees	—	—	—	—	—
Basic salaries, allowances and benefits-in-kind	5	6	6	3	4
Provident fund contributions	—	—	—	—	—
Bonuses	5	8	8	—	—

	10	14	14	3	4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The independent non-executive directors of the Company have been appointed subsequent to June 2004 and therefore no emoluments have been paid to them during any of the periods presented.

The emoluments of the Directors fall within the following bands:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
HK$	Number of directors	Number of directors	Number of directors	Number of directors	Number of directors
500,001 — 1,000,000	—	—	—	—	1
1,000,001 — 1,500,000	—	—	—	1	1
1,500,001 — 2,000,000	—	—	—	1	1
4,000,001 — 4,500,000	1	1	1	—	—
5,000,001 — 5,500,000	1	—	—	—	—
9,000,001 — 9,500,000	—	1	—	—	—
10,000,001 — 10,500,000	—	—	1	—	—

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the Relevant Period.

The five individuals whose emoluments were the highest for both six months ended 30 June 2003 and 2004 were two (2003—two, 2002—two, 2001—two) directors of the Company and three (2003—three, 2002—three, 2001—three) directors of subsidiary companies of the Company. The aggregate remuneration paid by the respective subsidiary companies to these highest paid individuals is as follows:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Basic salaries, allowances and benefits-in-kind	7	7	7	4	4
Provident fund contributions	1	1	1	—	—
Bonuses	8	9	11	—	—

	16	17	19	4	4

The emoluments of the above mentioned three individuals with the highest emoluments fall within the following bands:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
HK$	Number of directors	Number of directors	Number of directors	Number of directors	Number of directors
1,000,001 — 1,500,000	—	—	—	3	3
4,000,001 — 4,500,000	1	1	—	—	—
5,000,001 — 5,500,000	1	—	1	—	—
5,500,001 — 6,000,000	—	1	—	—	—
6,000,001 — 6,500,000	1	—	1	—	—
7,000,001 — 7,500,000	—	1	1	—	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the Relevant Periods.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

9    TAXATION

	Current taxation	Deferred taxation	Year ended 31 December 2001 Total	Current taxation	Deferred taxation	Year ended 31 December 2002 Total	Current taxation	Deferred taxation	Year ended 31 December 2003 Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong
Subsidiary companies	—	(230)	(230)	—	105	105	—	88	88
Associated companies	—	—	—	—	—	—	1	—	1
Outside Hong Kong
Subsidiary companies	—	(176)	(176)	6	51	57	21	201	222
Associated companies	—	—	—	—	—	—	—	(484)	(484)

	—	(406)	(406)	6	156	162	22	(195)	(173)

	Current taxation	Deferred taxation	Six months ended 30 June 2003 Total	Current taxation	Deferred taxation	Six months ended 30 June 2004 Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Hong Kong
Subsidiary companies	—	15	15	—	73	73
Associated companies	—	—	—	—	—	—
Outside Hong Kong
Subsidiary companies	10	107	117	44	119	163
Associated companies	—	—	—	—	90	90

	10	122	132	44	282	326

Hong Kong profits tax has been provided for at the rate of 17.5% (2003—17.5%, 2002—16%, 2001—16%) on the estimated assessable profits less available tax losses. In 2003, The Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation outside Hong Kong has been provided for at the applicable rate on the estimated assessable profits less available tax losses.

Thailand	30%
India	35.88%
Sri Lanka	30%
Paraguay	30%
Ghana	32.5%

The Indian entities benefit from certain tax incentives provided to the telecommunications industry under Indian tax laws. These incentives provide a deduction from taxable income of an amount equal to (a) 100% of profits derived from telecommunication business for the first 5 assessment years commencing at the choice of the Company, at any time during the Benefit Period defined below and (b) 30% of the profits for a further 5 assessment years. The deduction may be claimed, at the option of the Company, for any 10 consecutive assessment years out of 15 years beginning from the year in which the Company starts providing telecommunications service (“Benefit Period”).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The differences between the Group’s expected tax charge (credit) at respective domestic tax rate and the Group’s tax charge (credit) for the Relevant Periods were as follows:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions

Tax calculated at the domestic rates applicable to profits in the country concerned	(496)	(75)	19	38	138
Income not subject to taxation	(2)	(2)	(14)	—	—
Expenses not deductible for taxation purposes	57	76	61	(2)	(66)
Recognition of previously unrecognised tax losses of subsidiary companies	(6)	—	(30)	—	182
Recognition of previously unrecognised tax losses of an associated company	—	—	(484)	—	—
Under (over) provision in prior years	(2)	13	4	5	(33)
Tax losses not recognised	43	150	318	135	105
Effect of change in tax rate	—	—	(47)	(44)	—

Total taxation charge (credit)	(406)	162	(173)	132	326

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

10    OPERATING PROFIT (LOSS)

Operating profit (loss) is shown after charging/(crediting) the following items:

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Interest income
Bank deposits	(50)	(63)	(56)	(30)	(9)
Amounts due from related companies	(12)	(24)	—	—	—
Cost of services provided	2,707	3,325	4,195	2,072	1,995
General administration and distribution cost	892	997	1,706	618	1,276
Depreciation and amortisation
Fixed assets	854	1,185	1,597	730	1,062
Goodwill	385	394	398	197	207
Telecommunications licences	44	89	161	76	97
Telecommunications customer acquisition costs	—	—	54	1	110
Prepaid capacity and maintenance	—	28	52	26	28
Loss on disposal of fixed assets	—	6	29	—	—
Impairment recognised
Fixed assets	1,535	—	—	—	—
Prepaid capacity and maintenance	—	226	—	—	—
Write off of telecommunications customer acquisition cost	—	—	234	—	—
Operating leases in respect of
Properties	388	598	516	240	279
Hire of plant and machinery	289	397	399	201	231
Auditors’ remuneration	4	5	6	3	5
Profit on partial disposal of a subsidiary company (note a)	—	(278)	—	—	(1,300)
Provision for doubtful debts	99	169	397	114	360
Refund of licence fees in India	—	—	(134)	—	—

Note (a)	The profit on partial disposal of a subsidiary company of HK$1,300 million for the six months ended 30 June 2004 arose from the disposal of a portion of shares of Hutchison Global Communications Holding Limited by way of a share placement.

11    EARNINGS PER SHARE

No earnings per share is presented as this would be hypothetical.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

12    DIVIDENDS

The Group did not declare any dividends for the years ended 31 December 2001, 2002 and 2003 and the six months ended 30 June 2003 and 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the directors of the Company determine is no longer needed. As at 30 June 2004, the Group had combined accumulated losses of HK$5,222 million, representing accumulated losses in a majority of the Company’s subsidiaries. In a HK$8 billion credit facility with ABN Amro Bank N.V., the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 30 June 2004, there were no outstanding amounts under that facility.

Certain of the Company’s subsidiaries in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

13    FIXED ASSETS

	Properties	Telecom- munications and network equipment	Construction in progress	Other assets	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At 1 January 2001	54	7,285	340	2,116	9,795
Exchange translation differences	(1)	(125)	(15)	(14)	(155)
Additions	12	1,526	194	632	2,364
Disposals	—	(109)	(2)	(113)	(224)
Relating to subsidiaries acquired	—	—	—	54	54
Transfer between categories	—	163	(178)	15	—

At 31 December 2001	65	8,740	339	2,690	11,834

At 1 January 2002	65	8,740	339	2,690	11,834
Exchange translation differences	5	(70)	(16)	(1)	(82)
Additions	2	3,227	860	781	4,870
Disposals	(10)	(35)	—	(294)	(339)
Relating to subsidiaries acquired	61	3,451	738	98	4,348
Transfer between categories	3	383	(251)	(135)	—

At 31 December 2002	126	15,696	1,670	3,139	20,631

At 1 January 2003	126	15,696	1,670	3,139	20,631
Exchange translation differences	—	288	24	50	362
Additions	6	2,964	1,686	890	5,546
Disposals	(2)	(328)	(46)	(60)	(436)
Relating to subsidiaries acquired	3	23	—	1	27
Transfer to other assets	—	—	(32)	—	(32)
Transfer between categories	9	620	(961)	332	—

At 31 December 2003	142	19,263	2,341	4,352	26,098

At 1 January 2004	142	19,263	2,341	4,352	26,098
Exchange translation differences	—	(71)	(17)	(21)	(109)
Additions	1	1,279	382	547	2,209
Disposals	(6)	(156)	(1)	(97)	(260)
Relating to subsidiaries acquired	45	28	—	11	84
Transfer from/(to) other assets	—	—	—	135	135
Transfer between categories	14	1,464	(1,004)	(474)	—

At 30 June 2004	196	21,807	1,701	4,453	28,157

Accumulated Depreciation and Accumulated Impairment Losses
At 1 January 2001	5	2,298	—	1,603	3,906
Exchange translation differences	—	(2)	—	(10)	(12)
Charge for the year	1	574	—	279	854
Impairment recognised	—	1,535	—	—	1,535
Disposals	—	(28)	—	(65)	(93)

At 31 December 2001	6	4,377	—	1,807	6,190

At 1 January 2002	6	4,377	—	1,807	6,190
Exchange translation differences	6	6	—	16	28
Charge for the year	4	884	—	297	1,185
Disposals	(6)	(24)	—	(281)	(311)

At 31 December 2002	10	5,243	—	1,839	7,092

At 1 January 2003	10	5,243	—	1,839	7,092
Exchange translation differences	5	38	—	13	56
Charge for the year	5	1,185	—	407	1,597
Disposals	—	(294)	—	(50)	(344)

At 31 December 2003	20	6,172	—	2,209	8,401

At 1 January 2004	20	6,172	—	2,209	8,401
Exchange translation differences	3	(12)	—	(2)	(11)
Charge for the period	6	702	—	354	1,062
Disposals	—	(91)	—	(75)	(166)
Transfer between categories	—	79	—	(79)	—

At 30 June 2004	29	6,850	—	2,407	9,286

Net book value
At 31 December 2001	59	4,363	339	883	5,644

At 31 December 2002	116	10,453	1,670	1,300	13,539

At 31 December 2003	122	13,091	2,341	2,143	17,697

At 30 June 2004	167	14,957	1,701	2,046	18,871

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. For the year ended 31 December 2001, the Group made a provision for impairment losses of approximately HK$1,535 million on certain network equipment after assessment of impairment.

Other assets includes motor vehicles, office furniture and equipment, leasehold improvements and computer equipment.

	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Net book value of properties comprises:
Hong Kong
Long leasehold (not less than 50 years)	6	2	2	6
Medium leasehold (less than 50 years but not less than 10 years)	—	61	59	105

Outside Hong Kong
Freehold	26	27	35	33
Long leasehold	19	18	18	16
Short leasehold (less than 10 years)	8	8	8	7

	59	116	122	167

At 30 June 2004, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2003—HK$3,222 million, 2002—HK$3,222 million, 2001—HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,358 million (2003—HK$2,298 million, 2002—HK$2,179 million, 2001—HK$2,053 million). Depreciation for the six months ended 30 June 2004 amounted to HK$60 million (six months ended 30 June 2003—HK$60 million, year ended 31 December 2003—HK$119 million, year ended 31 December 2002—HK$126 million, year ended 31 December 2001—HK$212 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

14    OTHER NON-CURRENT ASSETS

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Telecommunications licences
At beginning of year/period	1,456	2,165	2,131	2,489
Exchange translation differences	(14)	3	18	(8)
Additions	767	52	343	142
Relating to subsidiaries acquired	—	—	158	—
Amortisation for the year/period	44	89	161	97

At end of year/period	2,165	2,131	2,489	2,526

Telecommunications customer acquisition costs
At beginning of year/period	—	—	—	202
Exchange translation differences				(8)
Additions	—	—	490	377
Write off during the year/period	—	—	234	—
Amortisation for the year/period	—	—	54	110

At end of year/period	—	—	202	461

Prepaid capacity and maintenance
At beginning of year/period	—	—	1,288	1,278
Additions	—	—	42	6
Relating to subsidiaries acquired	—	1,542	—	—
Impairment recognised	—	226	—	—
Amortisation for the year/period	—	28	52	28

At end of year/period	—	1,288	1,278	1,256

Other receivables	—	—	106	154
Other unlisted investments	198	198	—	—

	2,363	3,617	4,075	4,397

15    GOODWILL

	As at December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At beginning of year/period	7,131	7,906	7,864	8,400
Exchange translation differences	—	—	(8)	—
Additional goodwill recognized	—	—	—	30
Relating to subsidiaries acquired	775	70	544	—
Relating to a subsidiary partially disposed of	—	(112)	—	(33)

At end of year/period	7,906	7,864	8,400	8,397

Accumulated amortisation
At beginning of year/period	1,055	1,440	1,834	2,232
Charge for the year	385	394	398	207
Relating to a subsidiary partially disposed of	—	—	—	(3)

At end of year/period	1,440	1,834	2,232	2,436

Net book value at end of year/period	6,466	6,030	6,168	5,961

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

16    ASSOCIATED COMPANIES

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Investments at cost:
Listed shares, Hong Kong	—	—	171	—
Listed shares, outside Hong Kong	1	523	586	586
Unlisted shares, Hong Kong	—	—	—	8
Share of undistributed post acquisition reserves	(18)	111	824	1,055

Investments in associated companies	(17)	634	1,581	1,649

The market value of the listed investments at 30 June 2004 was HK$4,803 million (2003 — HK$5,329 million, 2002 — HK$2,133 million, 2001 — HK$3,346 million).

Details of the Group’s principal associated companies are as follows:

			Percentage of equity attributable to the Group
Company name	Place of incorporation/ operation	Principal activity	As at 31 December			As at 30 June 2004	Nominal value of share capital
			2001	2002	2003
(a) Partner Communications Company Ltd.	Israel	Mobile telecommunications services	35%	43%	43%	43%	NIS	1,826,956

(b) Vanda Systems & Communications Holdings Limited (Subsequently renamed Hutchison Global Communications Holdings Limited )	Bermuda/ Hong Kong	System integration & application solution services	N/A	N/A	37%	—	HK$	690,169,396

As of 30 June 2004, certain shares held in Partner Communications Company Ltd. (“Partner”) were pledged as security for a US$583 million bank credit facility to Partner from various banks. Such facility contains certain events of default, including in the event that the Group ceases to control at least 30% of the voting rights of Partner. As of 30 June 2004, US$348 million remained outstanding under this facility. This facility is not guaranteed by HWL or other related companies.

In March 2004, Vanda Systems & Communications Holdings Limited (“Vanda”) (subsequently renamed Hutchison Global Communications Holdings Limited, “HGCH”) acquired 100% of the Group’s fixed-line and data center businesses. The Group’s stake in Vanda increased to 79% of the enlarged share capital of HGCH as a result of HGCH’s acquisition of the fixed-line and data centre businesses. Thereafter, Vanda was accounted for as a subsidiary company of the Group. Subsequently, following a placement of HWL’s shares in HGCH, the Group’s stake in HGCH decreased to 52.5%. The gain on disposal of the HGCH shares of approximately HK$1.3 billion is recognised in the combined profit and loss account for the six months ended 30 June 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

17    JOINTLY CONTROLLED ENTITIES

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Unlisted shares	2,935	—	—	—
Share of undistributed post acquisition reserves	(282)	—	—	—

Investments in jointly controlled entities	2,653	—	—	—
Amounts due to jointly controlled entities	(45)	—	—	—

	2,608	—	—	—

Jointly controlled entities as at 31 December 2001 were interests in Hutchison Global Communications Investment Holdings Limited, the holding company of the Group’s fixed-line business, and Hazelwood Green Limited, the holding company of the Group’s data centre business. The Group increased its shareholdings from 50% to 100% in 2002, and these companies were accounted for as subsidiary companies subsequent to the increase.

As at 31 December 2001
HK$ millions
Summarised financial information of Hutchison Global Communications Investment Holding Limited
Current assets	291
Non-current assets	5,665
Current liabilities	(772)
Non current liabilities	(1,550)
Net revenues	1,075
Net loss	(225)

18    LONG-TERM DEPOSITS

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance leases.

19    CURRENT ASSETS

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Stocks	79	58	628	724
Trade receivables, net of provision	333	586	895	1,395
Other receivables and prepayments	912	995	1,654	1,846
Amounts due from related companies	660	—	—	—

Other current assets	1,984	1,639	3,177	3,965
Cash and cash equivalents	510	2,859	1,993	2,336
Restricted cash	30	575	6	16

	2,524	5,073	5,176	6,317

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The Group has established credit policies for customers. The credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At end of year/period, the ageing analysis of the trade receivables net of provision is as follows:
Current	224	313	488	687
31-60 days	16	124	182	289
61-90 days	71	37	78	136
Over 90 days	22	112	147	283

	333	586	895	1,395

Analysis of provision for doubtful debts is as follows:
At beginning of year/period	328	305	368	486
Exchange translation differences	(5)	—	12	(1)
Charge to operating expense	99	169	397	360
Write-off	(117)	(106)	(291)	(270)

At end of year/period	305	368	486	575

20    OTHER CURRENT LIABILITIES

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Trade payables	679	709	941	1,264
Accrued expenses and other payables	1,142	1,978	2,765	2,923
Deferred revenue	337	663	882	832
Receipts in advance	452	455	534	794
Capital expenditure accruals	116	746	719	222
Amounts due to related companies	—	184	73	258
Taxation	—	1	29	87

	2,726	4,736	5,943	6,380

At end of year/period, the ageing analysis of the trade payables is as follows:
Current	198	521	613	586
31-60 days	87	41	133	149
61-90 days	230	19	84	135
Over 90 days	164	128	111	394

	679	709	941	1,264

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The short-term amounts due to related companies are non-financing in nature and arose during the ordinary course of business. As at 30 June 2004, included in amounts due to related companies is accrued interest payable amounting to nil (2003 — HK$37 million, 2002 — HK$41 million, 2001 — nil).

21    LONG-TERM LOANS

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2001, 2002 and 2003 and 30 June 2004, as well as information regarding maturity of such loans:

	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Bank loans
Repayable within 5 years	2,479	10,727	10,571	13,015
Not wholly repayable within 5 years	3,800	—	263	237
Less: current portion	(2,163)	(4,807)	(3,723)	(4,037)

	4,116	5,920	7,111	9,215

Other loans
Repayable within 5 years	1,105	1,688	1,556	1,384
Not wholly repayable within 5 years	—	12	16	180
Less: current portion	(132)	(1,547)	(1,556)	(1,384)

	973	153	16	180

Debentures
Repayable within 5 years	450	475	562	—
Less: current portion	(11)	—	(204)	—

	439	475	358	—

	5,528	6,548	7,485	9,395

The long-term loans are repayable as follows:

	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Bank loans
After 1 year, but within 2 years	1,711	2,943	4,581	7,025
After 2 years, but within 5 years	2,280	2,977	2,469	2,150
After 5 years	125	—	61	40
Other loans
After 1 year, but within 2 years	825	143	2	150
After 2 years, but within 5 years	148	3	5	22
After 5 years	—	7	9	8
Debentures
After 1 year, but within 2 years	—	195	358	—
After 2 years, but within 5 years	439	280	—	—

	5,528	6,548	7,485	9,395

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

		As at 31 December			As at 30 June 2004
	Maturity date	2001	2002	2003
		HK$ millions	HK$ millions	HK$ millions	HK$ millions
Secured bank loans
Fixed, 8.5% - 16.5% per annum	2004	1,263	913	89	85
Variable, 0.84% - 10.0% per annum	2004 – 2008	3,840	6,415	3,264	2,553
Unsecured bank loans
Fixed, 8% - 12.75% per annum	2004	389	—	178	48
Variable, 1.89% - 7.1% per annum	2004 – 2010	787	3,399	7,303	10,566
Other secured loans
Fixed, 2% - 7.5% per annum	2004 - 2007	—	—	—	—
Variable	2003 and prior	54	35	—	—
Other unsecured loans
Fixed, 2.44% - 7.75% per annum	2004 – 2013	96	415	800	779
Variable	2004 – 2005	955	1,250	772	785
Debentures
Fixed, 10.1% - 13.5% per annum	2004 – 2005	450	475	562	—

Total long-term loans, including current maturities		7,834	12,902	12,968	14,816
Current maturities of long-term loans		(2,306)	(6,354)	(5,483)	(5,421)

Total long-term loans		5,528	6,548	7,485	9,395

At 30 June 2004, the aggregate principal amounts of long-term loans scheduled for repayment for the next five years were:

HK$ millions
2005	5,421
2006	7,175
2007	2,073
2008	41
2009	58
2010 and thereafter	48

In September 2001, the Hong Kong fixed-line business was granted a long-term syndicated loan facility amounting to HK$4.4 billion, secured by, inter alia, mortgages of its shares and shares of its subsidiary companies and debentures over the Hong Kong fixed line business and its subsidiaries’ undertakings and assets including real property, certain tangible movable properties and certain material contracts. Amounts drawn down at 31 December 2001 and 2002 were HK$1,550 million and HK$2,530 million, respectively. In July 2003, the loan was fully repaid.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

In 2000, the Hong Kong mobile business was granted a HK$4 billion secured credit facility with various banks, maturing in 2006 and bearing interest at the Hong Kong interbank offered rate (“HIBOR”) plus 1.1% to 1.3% per annum. The facility is secured in part by pledges of the Group’s and certain other shareholders’ shares in the borrower. Under the terms of the facility, the borrower is required to meet certain financial covenants including debt to liquidity and debt service coverage ratios. The facility also contains certain events of default, including a decrease in HWL’s direct or indirect equity ownership in the borrower to below 35% in the case of an initial public offering. In May 2004, the Hong Kong mobile business was granted a HK$1.1 billion committed short-term term loan facility (which was amended in August 2004 and increased to HK$2 billion) with an international commercial bank, to refinance the remaining balance of the HK$4 billion secured credit facility. The facility contains certain negative pledges and events of default, including in the event that Hutchison International Limited’s (“HIL”) direct or indirect shareholding in the borrower falls to less than 65%, or after the listing of the Company, HIL’s direct or indirect shareholding in the Company falls to 50% or less, or the Company’s direct or indirect shareholding in the borrower falls to less than 65%. The facility (as amended) is supported by a letter of comfort from HIL containing the same ownership requirements. As of 30 June 2004, HK$1.1 billion was outstanding under this facility, which will mature on 17 May 2005, with an option to further extend to 31 December 2005 (as amended).

In 2002, the Hong Kong 3G business was granted committed short-term revolving credit facilities amounting to HK$2 billion, which were subsequently increased to HK$3 billion and HK$4 billion in 2003 and 2004, respectively, bearing interest at HIBOR plus 0.75% per annum. These facilities contain the same shareholding covenants as the HK$2 billion facility in the above paragraph and are supported by letters of comfort from HIL on the same terms. Amounts drawn down at 31 December 2002 and 2003 and 30 June 2004 were HK$1.3 billion, HK$2.3 billion and HK$3.0 billion, respectively.

At 30 June 2004, the outstanding loan balances of the Group consist of the following foreign currency denominated loans:

HK$3,955 million	–	denominated in Indian Rupees
HK$2,384 million	–	denominated in Thai Baht
HK$861 million	–	denominated in US dollars
HK$3,338 million	–	denominated in Japanese Yen
HK$41 million	–	denominated in Singapore dollars
HK$13 million	–	denominated in Malaysia Ringgit
HK$17 million	–	denominated in Renminbi

The remaining HK$4,207 million is denominated in Hong Kong dollars.

As of 30 June 2004, total borrowings of HK$10,516 million are guaranteed by HWL and other related companies. Premature release of guarantees given by HWL and other related parties will not occur upon listing of the Company on the Hong Kong Stock Exchange and NYSE. Instead, the Company intends to refinance the relevant facilities as the relevant facilities mature without the benefit of a further guarantee by HWL or other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

In December 2003, bank and other loans of HK$4,113 million due in 2004 were refinanced to extend the repayment dates to 2005. As a result, an amount of HK$4,113 million has been reclassified as long-term as of 31 December 2003.

As at 30 June 2004, fixed assets and current assets of certain subsidiary companies amounting to HK$5,076 million and HK$1,389 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$757 million (2003 — HK$1,422 million, 2002 — HK$3,176 million, 2001 — HK$1,701 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$1,881 million (2003 — HK$2,135 million, 2002 — HK$ 4,382 million, 2001 — HK$ 3,662 million).

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million (2003 — HK$623 million, 2002 — nil, 2001 — nil) into fixed rate Indian Rupees borrowings at 4.3% per annum (2003 — 4.3% per annum, 2002 — nil, 2001 — nil) to match currency and interest rate exposure of the underlying businesses.

The Group has entered into currency swap arrangements with banks to swap Japanese Yen borrowings of HK$3,338 million (2003 — HK$2,292 million, 2002 — HK$560 million, 2001 — HK$101 million) and US dollar borrowings of HK$237 million (2003 — HK$263 million, 2002 — nil, 2001 — nil) into Thai Baht borrowings to match currency exposure of the underlying businesses.

22    AMOUNTS DUE FROM (TO) RELATED COMPANIES

The related companies are HWL and its direct and indirect subsidiary companies outside the Group.

Amounts due from and to related companies are unsecured and have no fixed repayment terms. At 30 June 2004, HK$12,491 million (2003 — HK$15,727 million, 2002 — HK$14,755 million, 2001 — HK$13,277 million) of the amounts due to related companies is interest free and HK$10,745 million (2003 — HK$7,176 million, 2002 — HK$4,050 million, 2001 — HK$3,639 million) carries interest at Hong Kong prime lending rate and variable rates based on interbank offered rates. The average interest rates were approximately 2.2%, 3.4%, 4.9% and 8.8% per annum for the six months ended 30 June 2004 and the years ended 31 December 2003, 2002 and 2001, respectively.

At 30 June 2004, HK$2,056 million (2003 — HK$543 million, 2002 — HK$526 million, 2001 — HK$313 million) of the amounts due from related companies is interest free. There were no outstanding interest bearing amounts due from related companies as at 30 June 2004 and 31 December 2003. As at 31 December 2002 and 2001, HK$34 million and HK$1,102 million, respectively, carries interest at variable rates based on interbank offered rates. The maximum interest bearing amounts outstanding during the six months ended 30 June 2004 was HK$3,400 million (2003 — HK$52 million, 2002 — HK$1,217 million, 2001 — HK$1,408 million).

As part of the Restructuring, the net amounts due to related companies of HK$20,869 million were capitalised as shareholders’ funds.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

23    DEFERRED TAXATION

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the combined balance sheet:

	As at 31 December
	2001	2002	2003	As at 30 June 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Deferred tax assets	1,293	1,139	910	695
Deferred tax liabilities	—	—	46	63

Net deferred tax assets	1,293	1,139	864	632

Movements in deferred tax assets are as follows:
At beginning of year/period	888	1,293	1,139	864
Exchange translation differences	(1)	2	14	(40)
Net credit (charge) for the year/period	406	(156)	(289)	(192)

At end of year/period	1,293	1,139	864	632

Analysis of net deferred tax assets (liabilities):
Tax losses	1,527	1,455	1,771	1,542
Accelerated depreciation allowances	(234)	(316)	(907)	(910)

	1,293	1,139	864	632

The potential deferred tax assets which have not been recognised in the accounts are as follows:
Arising from unused tax losses	306	573	1,153	1,538
Arising from accelerated depreciation allowances	(111)	(210)	(435)	(459)

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$7,048 million (2003 — HK$5,916 million,

2002 — HK$3,074 million, 2001 — HK$1,731 million) carried forward, an amount of HK$4,607 million (2003 — HK$3,984 million, 2002 — HK$2,498 million, 2001 — HK$1,521 million) can be carried forward indefinitely. The remaining HK$2,441 million (2003 — 1,932 million, 2002 — HK$576 million, 2001 — HK$210 million) will expire in the following years:

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
2003	15	15	—	—
2004	11	11	12	12
2005	86	85	90	87
2006	98	96	102	99
2007	—	369	389	378
2008	—	—	1,339	1,865

	210	576	1,932	2,441

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

24    PENSION OBLIGATIONS

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Movements in the net defined benefit plan obligations are as follows:
At beginning of year/period	1	2	—	15
Total expense	1	39	48	16
Contributions paid	—	(41)	(33)	(20)

At end of year/period	2	—	15	11

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)    Defined Benefit Plans

The Group’s major defined benefit plans are in Hong Kong and India. The plans are mainly contributory final salary pension plans.

The Group’s major plans in Hong Kong were valued by Watson Wyatt Hong Kong Limited, and in India by Arpan N. Thanawala, qualified actuaries as at 31 December 2002 and 31 December 2003, respectively, using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	As at 31 December			As at 30 June 2004
	2001	2002	2003
Discount rate applied to defined benefit plan obligations	8.0%-10.5%	4.75%-9.5%	4.5%-9.5%	4.5%-7.0%
Expected return on plan assets	8.0%	8.0%	8.0%	8.0%
Future salary increases	6.0%-7.0%	5.0%-7.0%	3.0%-7.0%	3.0%-7.0%
Interest credited on plan accounts	nil	nil-6.0%	nil-6.0%	nil-6.0%

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
The amount recognised in the combined balance sheet is determined as follows:
Present value of defined benefit obligations	2	320	316	329
Fair value of plan assets	—	228	265	192

Deficit	2	92	51	137
Unrecognised actuarial loss	—	92	36	126

Net defined benefit plan obligations	2	—	15	11

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
The amount recognised in the combined profit and loss account is as follows:
Current service cost	1	37	48	24	20
Amortisation of unrecognised liabilities on initial adoption of HK SSAP 34	—	6	—	—	—
Interest cost	—	15	15	8	7
Expected return on plan assets	—	(19)	(20)	(11)	(11)
Net actuarial loss recognised	—	—	5	3	—

Total expense, included in staff costs	1	39	48	24	16

The gain (loss) on plan assets during the six months ended 30 June 2004 was a loss of HK$1 million (six months ended 30 June 2003—a gain of HK$13 million, year ended 31 December 2003—gain of HK$32 million, year ended 31 December, 2002—loss of HK$22 million, year ended 31 December 2001—nil).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2003. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 30 June 2004, this plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

The Group operates certain defined benefit pension plans for its mobile operations in India. In accordance with Indian law, the Group also provides for gratuity obligations through a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan provides a lump sum

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with the Group. The benefit vests to employees on completion of 5 years of service. The Group provides for the Gratuity Plan on the basis of an external actuarial valuation.

(b)    Defined Contribution Plans

All employees of subsidiary companies in India are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate (presently at 12%) of the employee’s basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the Government of India. The Group’s monthly contributions are expensed as incurred.

25    MINORITY INTERESTS

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Equity interests	(302)	161	577	736
Loans—interest free	162	162	162	162
Loans—interest bearing	4	4	4	4

	(136)	327	743	902

The loans are unsecured and have no fixed terms of repayment.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

26    NOTES TO COMBINED CASH FLOW STATEMENT

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
(a) Changes in working capital
Decrease (increase) in stocks	54	21	(570)	(142)	(96)
Decrease (increase) in trade receivables, other receivables and prepayments, other noncurrent receivables and prepaid capacity and maintenance	46	(26)	(755)	(628)	(677)
Increase (decrease) in trade payables, accrued expenses and other payables, deferred income, receipts in advance and capital expenditure accruals	(27)	134	381	492	589
Increase (decrease) in current portion of the net amounts due from (to) related companies	(660)	844	(111)	(275)	185

	(587)	973	(1,055)	(553)	1

(b) Purchases of subsidiary companies
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	54	4,348	27	—	84
Associated companies	—	—	—	—	3
Prepaid capacity and maintenance	—	1,542	—	—	—
Telecommunications licences	—	—	158	—	—
Current assets	101	311	361	—	282
Bank and other loans	—	(2,000)	—	—	(128)
Creditors and other payables	(48)	(757)	(868)	—	(304)
Goodwill	775	70	544	—	—
Minority interests	45	—	(133)	—	8

	927	3,514	89	—	(55)
Less: Investments amount held prior to purchase	(18)	(2,788)	—	—	(14)

	909	726	89	—	(69)

Discharged by:
Cash payment	915	936	151	—	—
Less : Cash and cash equivalents purchased	(6)	(210)	(62)	—	(69)

Total net cash consideration	909	726	89	—	(69)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The effect of the acquisition of subsidiaries on the Group’s results is immaterial to the Relevant Periods.

(c) Analysis of changes in financing during the year/period	Amounts due to related companies	Bank, other loans and debentures	Minority interests	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2001	14,658	5,381	402	20,441

New loans	2,258	4,864	—	7,122
Repayment of loans	—	(2,339)	(47)	(2,386)

Net cash flows from financing activities	2,258	2,525	(47)	4,736

Minority interests in loss	—	—	(402)	(402)
Exchange translation differences	—	(72)	(44)	(116)
Relating to subsidiary companies acquired	—	—	(45)	(45)

At 31 December 2001	16,916	7,834	(136)	24,614

At 1 January 2002	16,916	7,834	(136)	24,614

New loans	1,889	6,282	—	8,171
Repayment of loans	—	(3,230)	—	(3,230)
Issue of shares by subsidiary companies to minorities	—	—	784	784

Net cash flows from financing activities	1,889	3,052	784	5,725

Minority interests in profit	—	—	43	43
Exchange translation differences	—	16	36	52
Relating to subsidiary companies disposed of	—	—	(400)	(400)
Relating to subsidiary companies acquired	—	2,000	—	2,000

At 31 December 2002	18,805	12,902	327	32,034

At 1 January 2003	18,805	12,902	327	32,034

New loans	4,098	13,065	—	17,163
Repayment of loans	—	(13,312)	—	(13,312)
Issue of shares by a subsidiary company to minorities	—	—	175	175

Net cash flows from financing activities	4,098	(247)	175	4,026

Minority interests in profit	—	—	286	286
Exchange translation differences	—	313	(178)	135
Relating to subsidiary companies acquired	—	—	133	133

At 31 December 2003	22,903	12,968	743	36,614

At 1 January 2003	18,805	12,902	327	32,034
New loans	463	4,063	—	4,526
Repayment of loans	—	(3,848)	—	(3,848)

Net cash flows from financing activities	463	215	—	678
Minority interests in profit	—	—	126	126
Exchange translation differences	—	187	7	194

At 30 June 2003	19,268	13,304	460	33,032

At 1 January 2004	22,903	12,968	743	36,614
New loans	479	5,539	—	6,018
Repayment of loans	—	(3,775)	—	(3,775)

Net cash flows from financing activities	479	1,764	—	2,243
Minority interests in profit	—	—	42	42
Exchange translation differences	—	(44)	(28)	(72)
Relating to a subsidiary company partially disposed of	—	—	153	153
Relating to subsidiary companies acquired	—	128	(8)	120
Waiver of loan from an intermediate holding company	(146)	—	—	(146)

At 30 June 2004	23,236	14,816	902	38,954

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

27    SHARE CAPITAL

The share capital presented in the combined balance sheets as at 31 December 2001, 2002 and 2003 and 30 June 2004 represents the aggregated issued capital of the Group’s intermediate holding companies:

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$	HK$	HK$	HK$
Hutchison Telecommunications (India) Limited	78	78	78	78
CGP Investments (Holdings) Limited	8	8	8	8
Amber International Holdings Inc.	78	78	78	78
Fairglass Limited	8	8	8	8
Kuwata Limited	8	8	8	8
Hutchison Global Communications Holdings Limited (subsequently renamed Hutchison Global Communications Investment Holdings Limited)	2,489	2,489	2,489	2,489
Pearl Charm Limited	8	8	8	8
Hutchison Telecommunications (HK) Holdings Limited	8	8	8	8

	2,685	2,685	2,685	2,685

Note: The aggregate issued capital of all other intermediate holding companies is less than HK$3,000. The combined share capital was rounded down to zero and not presented in the combined balance sheets.

28    CONTINGENT LIABILITIES

At 30 June 2004, the Group had contingent liabilities in respect of performance guarantees amounting to HK$432 million (2003—HK$456 million, 2002—HK$542 million, 2001—HK$601 million). In addition, the Group had contingent liabilities in respect of sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$223 million (2003—HK$91 million, 2002—HK$38 million, 2001—HK$36 million). The Group has been successful in obtaining court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the Group estimates the maximum aggregate amount payable to be approximately HK$468 million. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

29    COMMITMENTS

Outstanding Group commitments not provided for in the accounts at 30 June 2004 are as follows:

Capital commitments

1.	Contracted for:

i.	Telecommunications, mobile network—HK$2,291 million (2003—HK$1,987 million, 2002—HK$1,445 million, 2001—HK$2,071 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

ii.	Telecommunications, fixed network—HK$738 million (2003—HK$1,129 million, 2002—HK$1,470 million, 2001—nil).

2.	Authorised but not contracted for:

The Group, as part of its annual budgeting process, estimates future capital expenditures and these budgeted amounts are shown below. These estimates are subject to a rigorous authorisation process before the expenditure is committed.

i.	Telecommunications, mobile network—HK$7,299 million (2003—HK$9,284 million, 2002—HK$8,974 million, 2001—HK$9,749 million).

ii.	Telecommunications, fixed network—HK$1,097 million (2003—HK$1,102 million, 2002—HK$895 million, 2001—nil).

Operating Lease Commitments - future aggregate minimum lease payments for land and Buildings

1.	In the first year—HK$370 million (2003—HK$376 million, 2002—HK$ 398 million, 2001—HK$310 million).

2.	In the second to fifth years inclusive—HK$612 million (2003—HK$490 million, 2002—HK$514 million, 2001—HK$340 million).

3.	After the fifth year—HK$703 million (2003—HK$596 million, 2002—HK$428 million, 2001—HK$208 million).

Operating Lease Commitments - future aggregate minimum lease payments for other assets

1.	In the first year—HK$234 million (2003—HK$278 million, 2002—HK$249 million, 2001—HK$200 million).

2.	In the second to fifth years inclusive—HK$72 million (2003—HK$98 million, 2002—HK$128 million, 2001—HK$145 million).

3.	After the fifth year—HK$1 million (2003—HK$2 million, 2002—HK$5 million, 2001—HK$2 million).

Commitments - fixed periodic payments for the right to use spectrum

1.	In the first year—HK$50 million (2003—HK$50 million, 2002—HK$50 million, 2001—HK$50 million).

2.	In the second to fifth years inclusive—HK$230 million (2003—HK$230 million, 2002—HK$210 million, 2001—HK$200 million).

3.	After the fifth year—HK$926 million (2003—HK$926 million, 2002—HK$997 million, 2001—HK$1,057 million).

Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations and one of its Indian operating companies in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its operating and investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Group to purchase additional equity interests in the operating companies or investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders, has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the Communications Authority of Thailand (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A.

30    RELATED PARTY TRANSACTIONS

In addition to interest on amounts due to related companies and guarantee fee paid to related companies disclosed in Note 7 and interest on amounts due from related companies disclosed in Note 10 in this report, the Group has entered into other transactions, which in the opinion of the Directors are on normal commercial terms and the ordinary and usual course of the Group’s business, with Hutchison Group and other shareholders and joint venture partners of the Group’s operating companies who exercise significant influence, together with other Group companies. The transactions and balances of the following related party groups have been narrated below:

Related Party Group:

(1)	Hutchison Group—HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group—Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	Hinduja Group

(e)	CAT Telecom

(f)	Kludjeson International Limited

(g)	Asia Global Crossing Limited

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

	Year ended 31 December			Six months ended 30 June
	2001	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Transactions during the Relevant Periods:

(a) HWL Group
Fixed telecommunications services	21	30	33	19	30
Mobile telecommunications services income	11	10	11	5	7
Rental expenses on lease arrangements	77	88	83	42	50
Bill collection services fee expenses	—	1	5	2	3
Roaming arrangement fee income	1	2	8	2	5
Sharing of services arrangements	26	38	39	6	4
Dealership services fee expenses	24	10	8	4	4
Global Procurement services arrangements	—	145	99	53	27
Provision of data center services	—	15	16	8	8

(b) NEC Group
Purchase of handsets	—	—	21	11	335

(c) KM Group
Mobile telecommunications services income	—	—	1	—	—
Customary fee and commission expenses	13	14	22	12	11
Interest expense	5	3	—	—	—

(d) Essar Group
Mobile telecommunications services income	2	2	3	2	2
Roaming arrangement fee income	2	3	1	1	1
Roaming cost	2	3	4	2	2
Rental income	2	1	1	1	1
Sale of sim cards	1	—	—	—	—

(e) Hinduja Group
Interest expense	8	5	—	—	—

(f) CAT Telecom
Share of revenue from mobile phone services	14	10	67	10	102
Network operating expenses	14	10	23	10	11

(g) Kludjeson International Limited
Purchases of goods and services	1	—	—	—	—

(h) Asia Global Crossing Limited
Fixed telecommunications services	52	33	—	—	—
Interest expense	11	—	—	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

	As at 31 December			As at 30 June 2004
	2001	2002	2003
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Balances outstanding at end of the year/periods:

(a) KM Group
Payable outstanding at end of year/period	31	—	—	—

(b) Essar Group
Receivables outstanding at end of year/period	8	9	—	—

(c) Hinduja Group
Payable outstanding at end of year/period	80	—	—	—

(d) CAT Telecom
Payable outstanding at end of year/period	114	108	30	128

(e) Kludjeson International Limited
Loan outstanding as at end of year/period	4	4	4	4

Effective 27 August 2003, the Group acquired from Essar Group over 59% of the ownership interest in Aircel Digilink India Limited in exchange for 33% of the equity of Hutchison Telecom East Limited, valued at HK$319 million.

Pursuant to an agreement entered into in July 2003 with Essar Group, HWL agreed to continue to provide guarantees amounting to HK$1,842 million for loans to Essar Group. In 2004, the Company had provided a counter-indemnity to HWL for the guarantees it has given in favour of Essar Group.

Transactions disclosed under Notes (a), (b) and (f) above, the customary fee and commission expenses disclosed under Note (c) above, the mobile telecommunications services income disclosed under Notes (c) and (d) above, and the loan disclosed under Note (g) above will continue after the Listing of the Company on the Hong Kong Stock Exchange and NYSE.

31    LEGAL PROCEEDINGS

Save as disclosed in Note 28 in respect of the claims against the Group for sales taxes, the Group is not engaged in any material litigation or arbitration proceeding, and no material litigation or claim is known by the Group to be pending or threatened against it.

32    SUBSEQUENT EVENTS

(a)	AIRCEL Acquisition

Aircel Digilink India Limited (part of Hutch India) entered into a preliminary agreement on 19 June 2004 to acquire 100% equity interest of Aircel Limited and Aircel Cellular Limited (collectively referred to as “Aircel”). Completion of the acquisition is subject to various conditions including obtaining the approval of the Department of Telecommunications. If such conditions are not satisfied or waived by 1 November 2004, then either party may terminate the preliminary agreement.

The total consideration that would be payable in connection with the Aircel acquisition would be INR16.3 billion (approximately HK$2.8 billion) (including assumed debt of approximately INR4.3 billion (approximately HK$0.7 billion)).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

(b)	Business Cooperation Contract in Vietnam

On 12 July 2004, Hutchison Telecommunications (Vietnam) S.à r.l., an indirect wholly owned subsidiary of the Company, and Hanoi Telecommunications Joint Stock Company (“HTC”) entered into a Business Cooperation Contract (“BCC”) for the joint development of a CDMA-based mobile telecommunications network in Vietnam.

The BCC will not become effective until receipt from Vietnam’s Ministry of Planning and Investment of an investment licence authorising the project to proceed. The issue of such licence is pending as at the date of this report.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

33    INTERESTS IN SUBSIDIARY COMPANIES

Particulars of the principal subsidiary companies are as at 30 June 2004 and the date of this report as follows:

		Place of incorporation / registration and operation	Currency	Nominal value of issued ordinary share capital / registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
	Aircel Digilink India Limited (Notes 1, 2)	India	INR	1,011,000,000	59%	Mobile telecommunications services
	BFKT (Thailand) Limited (Note 3)	Thailand	THB	5,000,000	49%	Network leasing
	Fascel Limited (Notes 1, 2)	India	INR	5,000,000,000	66%	Mobile telecommunications services
	HCL Network Partnership	Hong Kong	HK$	10,000	52.55%	Telecommunications network equipment leasing and provision of ancillary services

	Hutchison 3G HK Limited	Hong Kong	HK$	2	71%	3G network services
	Hutchison 3G Services (HK) Limited	Hong Kong	HK$	2	71%	3G mobile multimedia services
	Hutchison CAT Wireless MultiMedia Limited (formerly known as Tawan Mobile Telecom Company Limited) (Note 3)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
	Hutchison Essar South Limited (formerly known as Barakhamba Sales & Services Limited) (Notes 1, 2)	India	INR	5,396,075,000	74%	Mobile telecommunications services
	Hutchison Essar Telecom Limited (formerly known as Sterling Cellular Limited) (Note 2)	India	INR	1,997,164,690	49%	Mobile telecommunications services
	Hutchison Global Communications Limited	Hong Kong	HK$	20	52.55%	Fixed line communications
	Hutchison GlobalCentre Limited (formerly known as Pretty Skill Limited)	Hong Kong	HK$	2	52.55%	Data centre facilities services
	Hutchison-Management of Telecommunication Services, Limited	Macau	MOP	10,000	100%	Call centre operation
	Hutchison Max Telecom Private Limited (Note 2)	India	INR	1,084,388,190	49%	Mobile telecommunications services
	Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	52.55%	Provision of internet services
†	Hutchison MultiMedia Services (Thailand) Limited (formerly known as Loxley Pagephone Company Limited)	Thailand	THB	230,000,000	100%	Provision of call centre and distribution channel
	Hutchison Telecom East Limited (formerly known as Usha Martin Telekom Limited) (Notes 1, 2)	India	INR	1,934,416,370	59%	Mobile telecommunications services
	Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management services
	Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	5,370,000	100%	Provision of information technology services

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

		Place of incorporation / registration and operation	Currency	Nominal value of issued ordinary share capital / registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
	Hutchison Telecommunications Paraguay S.A.	Paraguay	PYG	500,000,000	95%	Mobile telecommunications services
	Hutchison Telecommunication Services Limited (formerly known as Hutchison Telecommunications Retail Services Limited)	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
	Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications services
	Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71%	Mobile telecommunications services
	Hutchison Teleservices Overseas Limited (formerly known as Hutchison Teleservices (BVI) Limited)	British Virgin Islands	US$	15,000	100%	Call centre operation
	Hutchison Teleservices (HK) Limited	Hong Kong	HK$	20	100%	Call centre operation
	Kasapa Telecom Limited (formerly known as Celltel Limited)	Ghana	GHC	13,165,886,000	80%	Mobile telecommunications services
	Hutchison Telecommunications Lanka (Private) Limited (formerly known as Lanka Cellular Services (Private) Limited)	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
	Telecom Investment India Private Limited (Note 2)	India	INR	40,455,000	49%	Investment holding
	Union Telecom Limited	Macau	MOP	200,000	80%	Paging operation
	Usha Martin Telematics Limited (Notes 1, 2)	India	INR	162,162,520	79%	Investment holding
	Vanda Systems & Communications Holdings Limited (renamed Hutchison Global Communications Holdings Limited)	Bermuda/Hong Kong	HK$	690,169,396	52.55%	Provision of information technology services and trading of computers products
††	Wizdom Technology Limited	China	US$	100,000	100%	Provision of information technology services
†	The accounts of the subsidiary company have been audited by KPMG Phoomchai Audit Ltd.
††	The accounts of the subsidiary company have been audited by Guangzhou Yangcheng Certified Public Accountants Company Limited.

Note 1:

The Group holds 49% or less of direct equity interest in each of these companies. The percentages disclosed above include the Group’s indirect equity interests.

Note 2:

The Company is a subsidiary company as the Group, by virtue of its funding or financing arrangement, bears the majority of the economic risks and is entitled to the majority of its rewards on a long term basis from a combination of some of the following factors:

•	The Group’s direct and indirect economic shareholdings which results in the Group holding in some cases more than 50% of the economic interest in the operation.
•	Non-voting preference shareholdings with redemption premium features that provides the Group with additional economic rewards.
•	The Group’s sole counter-indemnity to HWL Group for the guarantees it has solely provided to the Group’s non-wholly owned Indian operating businesses disproportionate to the Group’s economic interest in these businesses.
•	Commitment to provide financial support for third party shareholders of the operating companies.

Note 3:

In addition to the Group’s 49.0% and 36.2% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51.0% and 30.3% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

34	RECONCILIATION TO US GAAP

The Group’s combined financial statements have been prepared in accordance with Hong Kong GAAP which differs in some respects from US GAAP. The effect on income (loss) attributable to shareholders and shareholders’ funds of significant differences between Hong Kong GAAP and US GAAP is as follows:

		As of or year ended 31 December		As of or six months ended 30 June
		2002	2003	2003	2004
		HK$ millions	HK$ millions	HK$ millions	HK$ millions
Net (loss) income attributable to shareholders under Hong Kong GAAP		(986)	(214)	(263)	773
Adjustments:
Revenue recognition	(a)	(5)	(4)	5	25
Customer acquisition costs	(b)	—	(226)	(16)	(283)
Capitalisation of interest expense	(c)	24	(11)	(3)	(4)
Interest accreted on spectrum licences	(d)	(68)	(75)	(36)	(72)
Reversal of license period cost	(d)	13	24	10	39
Amortisation of spectrum licenses	(d)	(3)	(71)	(23)	(44)
Business combinations	(e)	(7)	(2)	(2)	2
Reversal of amortisation of goodwill	(f)	79	79	40	39
Sale and leaseback transaction	(g)	9	9	4	4
Deferral of financing fees	(j)	(18)	(19)	(9)	(21)
Derivatives	(h)	(24)	(30)	94	29
Deferred taxes	(i)	(3)	11	(11)	(5)
Minority interest		(6)	(5)	1	57
Capitalisation of loans net of related interest	(l)	151	176	74	108

Net (loss) income under US GAAP		(844)	(358)	(135)	647

Shareholders’ deficits under Hong Kong GAAP		(6,072)	(6,375)		(5,376)
Adjustments:
Revenue recognition	(a)	(15)	(19)		6
Customer acquisition costs	(b)	—	(235)		(510)
Capitalisation of interest expense	(c)	116	105		101
Intangible assets-licenses	(d)	1,074	1,054		998
Liability for licenses	(d)	(1,147)	(1,265)		(1,279)
Business combinations	(e)	3,932	3,372		3,230
Goodwill reclassified to intangible assets	(e)	(4,099)	(3,543)		(3,399)
Impairment-goodwill	(f)	(798)	(719)		(679)
Sale and leaseback transaction	(g)	(81)	(72)		(66)
Deferral of financing fees	(j)	40	21		—
Derivatives	(h)	(13)	(45)		(15)
Restricted investments	(g)	2,544	2,440		2,329
Capital lease obligations	(g)	(2,544)	(2,440)		(2,329)
Deferred taxes	(i)	(13)	(2)		(7)
Minority interest		(2)	(7)		52
Capitalisation of loans net of related interest	(l)	18,245	20,869		20,869

Shareholders’ equity under US GAAP		11,167	13,139		13,925

Exchange translation adjustment	(k)	4	(29)		12

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The increases or decreases noted above refer to the following differences between Hong Kong GAAP and US GAAP:

(a)    Revenue Recognition

Under Hong Kong GAAP, revenues from sales of handsets are recognised when the handsets are delivered to dealers or to customers on dealer or corporate and retail sales, respectively. When customer acquisition costs are capitalised, the Group does not recognise any revenue relating to the sale of handsets. Proceeds from the sale of these handsets are netted against the direct costs of acquiring the customers. Under US GAAP, when the sales of handsets do not constitute a separate earnings process, the revenue in excess of cost is recorded as deferred revenue and recognised in income over the expected customer relationship period.

Under Hong Kong GAAP, connection and installation fees are recognised when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognised over the expected customer relationship period.

EITF 00-21 on “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into fiscal periods beginning after 15 June 2003. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Group adopted EITF 00-21 in the year ended 31 December 2003 and it had no impact on its financial position and results of operations.

(b)    Customer Acquisition Costs

Under Hong Kong GAAP, as described in Note 3L, certain telecommunications customer acquisition costs, net of related revenue, are capitalised over the average estimated customer relationship period. In the event a customer ends its relationship before the costs have been fully amortised, the unamortised acquisition costs are written off.

Under US GAAP, direct incremental customer acquisition costs are deferred and amortised over the average customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c)    Capitalisation of Interest Expense

For Hong Kong GAAP, as described in Note 3P, interest costs incurred prior to the date the related asset is available for use are capitalised as construction in progress for borrowings identified as being related to the acquisition of the assets.

Under US GAAP, the interest cost incurred prior to the asset being ready for its intended use that could have been avoided if the expenditures for the fixed asset had not been made are capitalised as construction in progress.

(d)    Telecommunication Spectrum Licences

Under Hong Kong GAAP, licence fee payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred. As described in Notes 3L and 3O, licences are evaluated for impairments when an event occurs that might affect its value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Under US GAAP, licence fee payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs. The impairment review of licences first compares the future undiscounted cash flows expected to be generated from continual use and ultimate disposition of the licences with their book value. If these cash flows are not sufficient, an impairment charge is recorded to reduce the licence carrying cost to the estimated discounted future cash flows.

(e)    Business Combinations

Under Hong Kong GAAP, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. Goodwill is capitalised and amortised over its estimated useful economic life, a period of no longer than 20 years. An identifiable intangible asset acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be classified as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives.

Under US GAAP, prior to 1 January 2002, goodwill was amortised over its estimated useful life, not to exceed 40 years. Subsequent to this date, goodwill is no longer amortised, but tested for impairment, at least annually.

(f)    Impairment of Goodwill

Under Hong Kong GAAP, the Group will perform an impairment review to ensure its assets, including goodwill, are carried at no more than their recoverable amount if there is an indication of impairment. The recoverable amount of an asset is the higher of its net selling price and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

Under US GAAP, the Group performs an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognised intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

(g)    Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under Hong Kong GAAP, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease and the related financial assets transferred to a third party in exchange for payment of liabilities have been removed from the balance sheet along with the related liabilities.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, thus, the financial assets and related liabilities are included in the Group’s US GAAP balance sheet.

(h)    Derivatives

The principal financial risks arising from the Group’s activities are interest risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading purposes.

The Group accounts for all its derivative financial instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Derivative financial instruments are recorded as assets or liabilities and are measured at fair value. When available, quoted market prices are used in determining fair value; however, if quoted market prices are not available, the Group estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The Group uses swaps to reduce the effects of fluctuations in foreign currency exchange rates and interest rates. Changes in the fair value of instruments that are designated as cash flow hedges and that qualify for hedge accounting under the provisions of SFAS 133 are accumulated in equity as other comprehensive income (loss) and are recognised in earnings when the hedged transaction occurs. Gains or losses on non-qualifying derivatives are recognized in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Group did not meet the restrictive documentation, designation and effectiveness assessments required under SFAS 133 for its cross currency and interest rate swap contracts to qualify as hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognized in earnings as finance gains or losses.

The fair values of the derivative financial instruments have been recorded in the condensed combined balance sheet as other long-term liabilities.

The effects of the currency swap of Yen32.6 billion and US$32.4 million term loan in Baht and the currency and interest rate swap for the US$80 million term loan into Indian Rupees are HK$25 million loss and HK$16 million loss for the year ended 31 December 2002 and 2003, respectively. The effect of the currency swap of Yen46.6 billion and US$32.5 term loan in Baht and the currency and interest rate swap for the US$80 million term loan into Indian Rupees is HK$73 million gain for the six months ended 30 June 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

(i)    Deferred Income Tax

Hong Kong GAAP and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and US GAAP as described above.

(j)    Deferred financing fee

Under Hong Kong GAAP, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of the arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the interest method.

(k)    Exchange translation adjustment

Hong Kong GAAP and US GAAP are substantially the same with respect to calculating the currency translation adjustment for the Group. The amounts included in the reconciliation show the effect on the shareholders’ deficits of the differences between Hong Kong GAAP and US GAAP described above.

(l)    Capitalisation of loans net of related interest

Upon consummation of the Restructuring described in Note 1, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies as of 30 June 2004 was capitalised which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under Hong Kong GAAP. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the periods presented. Thus, under US GAAP, the related interest expense has been debited against additional paid in capital. Under Hong Kong GAAP, this interest expense has been included in the combined profit and loss accounts. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for all periods presented.

Under Hong Kong GAAP, the Restructuring will be given retroactive treatment only after the financial statements are prepared for the period in which the Restructuring has occurred.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Financial Statements and other US GAAP disclosures

	As at 31 December		As at 30 June 2004
Condensed Consolidated Balance Sheet	2002	2003
	HK$ million	HK$ million	HK$ million
Assets
Current assets	5,073	5,176	6,317
Long-term investments	3,284	4,114	4,064
Property, plant and equipment, net	13,655	17,730	18,906
Intangible assets and goodwill	6,139	6,333	6,110
Deferred tax assets	1,126	908	688
Other assets	3,657	3,860	3,888

Total assets	32,934	38,121	39,973

Liabilities and Shareholders’ Deficits
Current liabilities	11,105	11,445	11,795
Long-term loans	6,548	7,485	9,395
Other long-term liabilities	3,785	5,302	4,008
Minority interests	329	750	850

Total liabilities	21,767	24,982	26,048

Shareholders’ Equity
Share capital (Authorized: 10,000,000,000 ordinary shares of HK$0.25 each, issued and fully paid: 4,500,000,000 ordinary shares)	1,125	1,125	1,125
Additional paid in capital	16,969	19,417	19,455
Retained deficits	(6,782)	(7,140)	(6,493)
Cumulative translation adjustment	(145)	(263)	(162)

Total shareholders’ equity	11,167	13,139	13,925

Total liabilities and shareholders’ equity	32,934	38,121	39,973

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Condensed Consolidated Income Statement

	Year ended 31 December		Six months ended 30 June
	2002	2003	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Revenue	7,649	10,100	4,537	6,916
Operating expenses
Cost of inventories sold	533	547	250	821
Depreciation and amortization	1,620	2,254	1,013	1,504
Staff costs	995	1,081	527	704
Other operating expenses	4,486	6,131	2,499	4,076

	7,634	10,013	4,289	7,105

Operating income (loss)	15	87	248	(189)
Interest income	63	56	30	9
Share of income from equity investees	314	591	236	356
Interest and other finance costs	(1,022)	(985)	(381)	(513)
Gain on partial disposal of subsidiary	—	—	—	1,300

Net (loss) income before tax	(630)	(251)	133	963
Tax (expense) benefit	(165)	184	(143)	(331)
Minority interests	(49)	(291)	(125)	15

Net (loss) income attributable to shareholders	(844)	(358)	(135)	647

(Loss) income per share, basic and diluted (HK dollars)	(0.19)	(0.08)	(0.03)	0.14

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Year ended 31 December		Six months ended 30 June 2004
	2002	2003
	HK$ million	HK$ million	HK$ million
Share capital	1,125	1,125	1,125
Additional paid in capital
Balance, beginning of period	14,376	16,969	19,417
Capitalisation of related companies’ loans, net of interest	2,593	2,448	(108)
Waiver of loan from an intermediate holding company	—	—	146

Balance, end of period	16,969	19,417	19,455

Retained earnings (deficits)
Balance, beginning of period	(5,938)	(6,782)	(7,140)
Net profit (loss)	(844)	(358)	647

Balance, end of period	(6,782)	(7,140)	(6,493)

Cumulative translation adjustment
Balance, beginning of period	8	(145)	(263)
Translation adjustment	(153)	(118)	101

Balance, end of period	(145)	(263)	(162)

Total shareholders’ equity	11,167	13,139	13,925

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

Variable interest entities

To comply with Indian and Thai regulations that restrict majority direct foreign ownership or voting control of companies that provide telecommunications services, the Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest. For the entities in India, in addition to its minority direct interest in each of the entities, the Group also has indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities. The Group has also established an entity to facilitate the sale and leaseback transaction described in Note (g) above. Under Hong Kong GAAP, these entities are included as subsidiary companies for the reasons described in Note 3A. Under US GAAP, these entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46 has been applied for all periods presented.

The following entities are variable interest entities in which the Group is the primary beneficiary:

	Total Assets as at 31 December 2003	Revenue for the year ended 31 December 2003	Total Assets as at 30 June 2004	Revenue for the six months ended 30 June 2004

	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Aircel Digilink India Limited	846	92	1,080	275
Fascel Limited	1,405	847	1,308	578
Hutchison CAT Wireless MultiMedia Limited	2,654	348	3,248	602
Hutchison Essar South Limited	2,214	367	2,744	392
Hutchison Essar Telecom Limited	1,605	1,145	1,655	749
Hutchison Max Telecom Private Limited	1,246	1,586	1,394	919
Hutchison Telecom East Limited	1,025	460	931	289
Telecom Investments India Private Limited	963	—	961	—
Usha Martin Telematics Limited	357	1	203	—
Pacific Leasing Limited	2,440	—	2,329	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

The following entities are variable interest entities in which the Group holds a variable interest, but is not the primary beneficiary:

	Vanda Systems & Communications Holdings Limited (subsequently renamed Hutchison Global Communications Holdings Limited “HGCH”)	Hutchison Telecommunications Argentina S.A.
Balances and results as at and for the year ended 31 December 2003	HK$ millions	HK$ millions
Total assets	503	181
Revenue	265	57
(Loss) attributable to shareholders	(65)	(34)
The Group’s maximum exposure to loss as a result of its involvement	165	549
Balances and results as at and for the six months ended 30 June 2004(1)
Total assets		182
Revenue		22
Profit attributable to shareholders		12
The Group’s maximum exposure to loss as a result of its involvement		549

(1)	During March 2004, the Group’s ownership of HGCH increased to approximately 53%. Subsequent to that date, HGCH has been included in the combined financial statements of the Group.

Fair value of financial instruments

The carrying value of the Group’s financial assets including cash and cash equivalents, restricted assets, accounts receivable, other receivables, amounts due from affiliates and financial liabilities including trade accounts payable, other payables and accrued liabilities, current amounts due to affiliates, current portion of capital lease obligations, and current portions of debt approximate their fair values due to their short maturities.

The carrying value of the long term loans approximates their fair values due to their variable interest rates. The estimated fair value of the long term loans is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar terms.

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand. For entities in India, the put and call options are exercisable at anytime at fair value. For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

Comprehensive income

US GAAP requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

differences between total recognised gains and losses for the years ended 31 December 2002 and 2003 and for the six months ended 30 June 2004 shown in the Combined Statements of Changes in Equity presented under Hong Kong GAAP and the Consolidated Statements of Changes in Equity presented under US GAAP, except for the differences between Hong Kong and US GAAP profit attributable to shareholders shown above.

Risk and Uncertainties

The relevant telecommunications governing authorities have retained the right, to a certain extent, to modify the terms and conditions of licence agreements at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. This includes the right to permit additional telecommunications operators to enter the telecommunications sector at any time the governing authorities see fit.

Further, the Group is exposed to the following types of market risk:

(i)	Credit risk

The carrying amount of accounts receivable included in the balance sheet represents the Group’s exposure to credit risk in relation to its financial assets. The Group’s receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible accounts receivable has been made.

(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs. The Group has entered into certain interest swap arrangements as described in Note 21.

(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group has entered into certain foreign currency swap instruments as described in Note 21 to reduce its economic exposure to changes in the exchange rates related to debt obligations in Thailand and India. The Group also had non-HK$ denominated bank balances amounting to HK$719 million and HK$765 million as of 31 December 2003 and 30 June 2004, respectively. The Group has foreign currency denominated bank loans, the details of which are disclosed in Note 21.

Pensions

The Group’s major pension plans are in Hong Kong and India.

The Group’s subsidiary companies in Hong Kong participate in two employer plans, as established by HWL (multiemployer plans). The allocation to the annual pension cost to the companies and contributions to the plan have been determined on actuarial basis.

In addition, all employees of the subsidiary companies in India are entitled to receive benefits from a provident fund. The employee and the employer both make monthly contributions to the plan. The Group’s monthly contributions are expensed as incurred.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE COMBINED ACCOUNTS

(Loss) income per share

In accordance with SFAS No. 128, “Computation of Earnings per Share”, basic (loss) income per share for the years ended 31 December 2002 and 2003 and for the six months ended 30 June 2003 and 2004 is based upon the net loss attributable to shareholders of HK$844 million, HK$358 million, HK$135 million, and net income attributable to shareholders of HK$647 million, respectively, and the weighted average of 4.5 billion ordinary shares issued upon the Restructuring subsequent to 30 June, 2004, as described in Note 1 as if such shares had been outstanding for all periods presented.

The amount of diluted earnings (loss) per share is equal to basic earnings (loss) per share as there were no potential dilutive ordinary shares in existence for the periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Partner Communications Company Ltd.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States), and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel March 30, 2004	/s/ Kesselman & Kesselman
Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2003	2003
	New Israeli shekels		Convenience translation into US $ (note 1a)
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	1,360	3,774	862
Security deposit	107,794
Accounts receivable (note 13):
Trade	518,768	482,141	110,103
Other	50,986	56,543	12,912
Inventories	137,508	102,861	23,490
Deferred income taxes (note 10)		220,000	50,240

Total current assets	816,416	865,319	197,607

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities (note 2)	3,530
Accounts receivable—trade (note 13)		13,906	3,176
Funds in respect of employee rights upon retirement (note 7)	42,461	58,724	13,410

	45,991	72,630	16,586

FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,864,511	1,694,584	386,980

LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,269,348	1,325,948	302,797

DEFERRED INCOME TAXES (note 10)		413,752	94,486

Total assets	3,996,266	4,372,233	998,456

(Continued)

/s/ Amikam Cohen	/s/ Alan Gelman	/s/ Ben-Zion Zilberfarb

Amikam Cohen	Alan Gelman	Ben-Zion Zilberfarb
Chief Executive Officer	Chief Financial Officer	Director

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2002	2003	2003
	New Israeli shekels		Convenience translation into US $ (note 1a)
	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
Current Liabilities:
Current maturities of long-term bank loans (note 5)		119,853	27,370
Accounts payable and accruals:
Trade	532,987	387,818	88,563
Other (note 13)	202,166	252,585	57,681

Total current liabilities	735,153	760,256	173,614

Long-Term Liabilities:
Bank loans, net of current maturities (note 5)	2,467,556	1,687,215	385,297
Notes payable (note 6)	828,975	766,325	175,000
Liability for employee rights upon retirement (note 7)	60,966	76,506	17,471
Asset retirement obligations (note 13)		6,367	1,454

Total long-term liabilities	3,357,497	2,536,413	579,222

Commitments And Contingencies (note 8)
Total liabilities	4,092,650	3,296,669	752,836

Shareholders’ Equity (Capital Deficiency) (note 9):
Share capital—ordinary shares of NIS 0.01 par value: authorized—December 31, 2002 and 2003—235,000,000 shares; issued and outstanding—December 31, 2002—181,595,222 shares and December 31, 2003—182,695,574 shares	1,816	1,827	417
Less—receivable in respect of shares		(4,374)	(999)
Capital surplus	2,293,270	2,303,055	525,933
Deferred compensation	(6,385)	(2,509)	(573)
Accumulated deficit	(2,385,085)	(1,222,435)	(279,158)

Total shareholders’ equity (capital deficiency)	(96,384)	1,075,564	245,620

	3,996,266	4,372,233	998,456

(Concluded)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2001	2002	2003	2003
	New Israeli Shekels			Convenience translation into US $ (Note 1a)
	In Thousands (Except Per Share Data)
Revenues—net:
Services	2,972,079	3,766,584	4,117,887	940,371
Equipment	277,270	287,979	349,832	79,889

	3,249,349	4,054,563	4,467,719	1,020,260
Cost of Revenues:
Services	2,187,612	2,499,534	2,586,707	590,707
Equipment	531,551	569,924	549,749	125,542

	2,719,163	3,069,458	3,136,456	716,249

Gross Profit	530,186	985,105	1,331,263	304,011
Selling and Marketing Expenses	292,960	308,079	314,008	71,708
General and Administrative Expenses	134,282	143,594	162,387	37,083

Operating Profit	102,944	533,432	854,868	195,220
Financial Expenses, net (note 13)	400,927	445,180	321,710	73,467
Loss on Impairment of Investments in Non-Marketable Securities (note 2)	8,862	4,054	3,530	806

Income (Loss) Before Tax Benefit	(306,845)	84,198	529,628	120,947
Tax Benefit (note 10)			633,022	144,559

Income (Loss) Before Cumulative Effect of a Change in Accounting Principles	(306,845)	84,198	1,162,650	265,506
Cumulative Effect, at Beginning of Year, of a Change in Accounting Principles (note 1p)	3,483

Net Income (Loss) for the Year	(303,362)	84,198	1,162,650	265,506

Earnings (Loss) Per Share (“EPS”):
Basic:
Before cumulative effect	(1.72)	0.47	6.39	1.46
Cumulative effect	0.02

	(1.70)	0.47	6.39	1.46

Diluted:
Before cumulative effect	(1.72)	0.46	6.34	1.45
Cumulative effect	0.02

	(1.70)	0.46	6.34	1.45

Weighted Average Number of Shares Outstanding
Basic	178,909,274	179,984,090	181,930,803	181,930,803

Diluted	178,909,274	183,069,394	183,243,157	183,243,157

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Share capital		Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	Number of shares	Amount
		(In thousands)
New Israeli Shekels
Balance at December 31, 2000	178,888,888	1,789		2,317,993	(65,021)	(2,165,921)	88,840
Changes During the Year Ended December 31, 2001:
Exercise of options granted to employees	35,697	*		47			47
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(19,960)	40,659		20,699
Loss						(303,362)	(303,362)

Balance at December 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)
Changes During the Year Ended December 31, 2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

Balance at December 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)

(Continued)

*	Representing an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)—(Continued)

	Share capital		Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	Number of shares	Amount
		(In thousands)
Changes During the Year Ended December 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of options granted to employees				730			730
Deferred compensation related to employee stock option grants				2,666	(2,666)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

Balance at December 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
Convenience translation into US dollars (note 1a):
Balance at January 1, 2003	181,595,222	414		523,698	(1,458)	(544,664)	(22,010)
Changes during the Year Ended December 31, 2003:
Exercise of options granted to employees	1,100,352	3	(999)	1,771			775
Income tax benefit in respect of exercise of options granted to employees				167			167
Deferred compensation related to employee stock option grants				609	(609)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(312)	1,494		1,182
Net income						265,506	265,506

Balance at December 31, 2003	182,695,574	417	(999)	525,933	(573)	(279,158)	245,620

(Concluded)

*	Representing an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2002	2003	2003
	New Israeli Shekels			Convenience translation into US $ (note 1a)
	In thousands
Cash Flows From Operating Activities:
Net income (loss) for the year	(303,362)	84,198	1,162,650	265,506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	538,267	516,199	536,871	122,601
Loss on impairment of investments in non-marketable securities	8,862	4,054	3,530	806
Amortization of deferred compensation related to employee stock option grants, net	20,699	8,957	5,177	1,182
Liability for employee rights upon retirement	18,736	18,632	15,540	3,549
Deferred income taxes			(633,752)	(144,726)
Income tax benefit in respect of exercise of options granted to employees			730	167
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	54,522	91,027	(67,438)	(15,400)
Erosion of (accrued interest and exchange differences on) security deposit	(6,590)	(6,925)	8,877	2,027
Amount carried to deferred charges	(22)	(3,805)
Capital loss (gain) on sale of fixed assets	1,647	839	(7,829)	(1,788)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(55,944)	(56,638)	22,721	5,189
Other	(14,235)	(8,056)	(5,557)	(1,269)
Increase (decrease) in accounts payable and accruals:
Trade	57,271	31,909	(93,444)	(21,339)
Other	65,838	14,796	47,541	10,857
Increase in asset retirement obligations			1,228	280
Decrease (increase) in inventories	36,859	(12,996)	34,647	7,912

Net cash provided by operating activities	422,548	682,191	1,031,492	235,554

Cash Flows From Investing Activities:
Purchase of fixed assets	(601,050)	(599,769)	(350,344)	(80,005)
Proceeds from sale of fixed assets	1,771	5,737	12,309	2,811
Investment in non-marketable securities	(16,446)
Withdrawal of security deposit			98,917	22,589
Purchase of additional spectrum		(207,635)	(121,388)	(27,720)
Funds in respect of employee rights upon retirement	(13,336)	(14,301)	(16,263)	(3,714)
Net cash used in investing activities	(629,061)	(815,968)	(376,769)	(86,039)

(Continued)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2001	2002	2003	2003
	New Israeli Shekels			Convenience translation into U.S. $ (note 1a)
	In thousands
Cash Flows From Financing Activities:
Proceeds from exercise of stock options granted to employees	47	4,237	3,391	775
Long-term bank loans received	1,111,869	1,349,326	240,000	54,806
Repayment of long-term bank loans	(901,000)	(1,223,698)	(895,700)	(204,544)

Net cash provided by (used in) financing activities	210,916	129,865	(652,309)	(148,963)

Increase (Decrease) In Cash and Cash Equivalents	4,403	(3,912)	2,414	552
Cash and Cash Equivalents at Beginning of Year	869	5,272	1,360	310

Cash and Cash Equivalents at End of Year	5,272	1,360	3,774	862

Supplementary Disclosure of Cash Flow Information—Cash Paid During the Year:
Interest	285,465	323,841	287,629	65,684

Advances to income tax authorities	5,617	5,207	3,750	856

(Concluded)

Supplementary information on investing activities not involving cash flows

At December 31, 2001, 2002 and 2003, trade payables include NIS 148,276,000, NIS 117,406,000 and NIS 65,681,000 ($14,999,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million in respect of acquisition of additional spectrum and at December 31, 2003, shareholders’ equity include NIS 4.4 million receivable in respect of shares issued. These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

a.    General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2)	The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see also note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($50 million) for the 3G spectrum in six installments through 2006. Out of this amount, approximately NIS 130 million (approximately $30 million) was paid as of December 31, 2003.

Under the terms of the amended license, the Company has provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	The Company will incur substantial capital expenditures in building out the 3G network. The Company estimates that capital expenditures in connection with building out the 3G network will be approximately $250 million over the next three years from the beginning of the network build-out, see also note 8a(3).

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels—NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2003 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2003 ($1 = NIS 4.379). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.    Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together—the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.    Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

d.    Non-marketable securities

These investments are stated at cost, less provision for impairment losses, see also note 2.

e.    Fixed assets:

1)	These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets—incurred until installation of the fixed assets is completed—are capitalized to cost of such assets.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life. Annual rates of depreciation are as follows:

%
Communications network	10-20 (mainly 15)
Computers, hardware and software for information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the unamortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002—over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

f.    License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Through the period ended December 31, 2001 the license was amortized over 9.25 years.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002—over the period ending in 2017; as of April 1, 2002—over the period ending in 2022.

The costs relating to the 3G band are not amortized since the utilization period has not yet commenced.

As a result of the above extensions, in 2002, and 2003 license amortization expenses (included in “cost of services revenues”) decreased by approximately NIS 113 million and NIS 117 million, (approximately $27 million), respectively, net income increased by approximately NIS 113 million and NIS 75 million ($17 million), respectively, and earnings per share increased by NIS 0.63 and NIS 0.41 ($0.09), respectively compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expenses which served to finance the license fee—incurred until the commencement of utilization of the license—are capitalized to cost of the license. During the year 2002 and 2003—NIS 7 million and NIS 10 million ($2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.    Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

The adoption of FAS 144, on January 1, 2002, did not have any impact on the consolidated financial position and results of operations.

h.    Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.    Comprehensive income

The Company has no comprehensive income components other than net income (loss).

j.    Revenue recognition

Service revenues are based on usage and recognized at the time the service is provided, net of credits and adjustments for service discounts. Sales of equipment, primarily handsets and wireless data devices, are recognized upon delivery to the customer. Prepaid calling cards revenues are deferred until service is provided.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it had no impact on its financial position and results of operations.

k.    Concentration of credit risks—allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2001, 2002 and 2003 totaled NIS 15,399,000, NIS 17,752,000 and NIS 15,601,000 ($ 3,563,000) (see also note 13a), respectively.

The cash and cash equivalents as of December 31, 2003 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

The Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2001, 2002 and 2003, the Company factored NIS 180,302,000, NIS 209,568,000 and NIS 295,827,000 ($67,556,000), respectively, from long-term trade receivables.

l.    Handsets warranty obligations

Until the year 2002 provision for warranty was not provided for, as the Company’s liability was covered by the handsets suppliers’ warranty. As of 2002, the Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold.

As of December 31, 2002 and 2003, the provision for warranty totaled NIS 2,589,000 and NIS 2,053,000 ($469,000), respectively.

Additional warranty liability incurred for the year ended December 31, 2003 totaled NIS 4,215,000 ($963,000). Warranty expenses for the years ended December 31, 2002 and 2003 totaled NIS 2,589,000 and NIS 4,751,000 ($1,085,000), respectively.

m.    Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 91,681,000, NIS 96,061,000 and NIS 99,061,000 ($ 22,622,000), respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

n.    Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see also note 10d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

o.    Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.    Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses—net” on a current basis.

To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million included in the statement of operations of 2001 under “cumulative effect, at beginning of year, of a change in accounting principles”, which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects the fair value of embedded derivatives (see also note 12b.) as of that date.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q.    Earning (loss) Per Share (EPS)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method (in 2001, such effect was not included since it would have been anti-dilutive).

r.    Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2001, 2002 and 2003 is NIS 18.08, NIS 16.68 and NIS 26.96 ($6.16), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 83%, 69% and 62%, respectively; risk-free interest rate in NIS terms: 2001—6.9%, 2002—7.7%, 2003—4.5%; weighted expected life: the 1998 plan—2002—9 years, 2001—8 years; the 2000 plan—9 years.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the effect on net income (loss) and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands, except per share data
Net income (loss), as reported	(303,362)	84,198	1,162,650	265,506
Add: stock based employee compensation expense—net, included in reported net income (loss) (2003—net of income taxes)	20,699	8,957	3,313	757
Deduct: stock based employee compensation expense—net, determined under fair value method for all awards (2003—net of income taxes)	(59,476)	(30,029)	(12,225)	(2,792)

Pro-forma net income (loss)	(342,139)	63,126	1,153,738	263,471

Earning (loss) per share—
Basic—as reported:
before cumulative effect	(1.72)	0.47	6.39	1.46
cumulative effect	0.02

net income (loss)	(1.70)	0.47	6.39	1.46

Basic—pro forma:
before cumulative effect	(1.93)	0.35	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.91)	0.35	6.34	1.45

Diluted—as reported:
before cumulative effect	(1.72)	0.46	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.70)	0.46	6.34	1.45

Diluted—pro-forma:
before cumulative effect	(1.93)	0.34	6.31	1.44
cumulative effect	0.02

net income (loss)	(1.91)	0.34	6.31	1.44

s.    Accounting for asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13c.

t.    Recently issued accounting pronouncements:

1)	FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”)”. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

2)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003,

If the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have any impact on its financial position, results of operations and cash flows.

NOTE 2—INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter—the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is in the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2003 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (approximately $ 0.8 million) (2001 and 2002—approximately NIS 8.9 million and approximately NIS 4.1 million, respectively) in respect of the above investments.

As of December 31, 2003, the balance of these investments was fully impaired.

NOTE 3—FIXED ASSETS:

u.    Composition of fixed assets—net, is as follows:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
Communications network	2,398,907	2,553,982	582,764
Computers, hardware and software for information systems	471,079	548,700	125,303
Vehicles	24,955	2,697	616
Office furniture and equipment	31,641	35,934	8,206
Leasehold improvements	140,376	146,431	38,677
Cellular telephones—base stock	6,309	6,309	1,441

	3,073,267	3,294,053	757,007
Communications network—construction in progress (see note 1a(2))		11,507	2,628
	3,073,267	3,305,560	759,635
Less—accumulated depreciation and amortization	1,208,756	1,610,976	372,655

	1,864,511	1,694,584	386,980

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization in respect of fixed assets totaled NIS 361,265,000, NIS 446,970,000 and NIS 469,205,000 ($107,149,000) for the years ended December 31, 2001, 2002 and 2003, respectively.

v. Fixed	assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations) in respect of:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
Communications network	69,858	69,858	15,953
Computers, hardware and software for information systems	15,566	15,566	3,555

	85,424	85,424	19,508
Less—accumulated depreciation	51,752	63,775	14,564

Depreciated balance	33,672	21,649	4,944

w.    As to pledges on the fixed assets—see note 11.

NOTE 4—LICENSE AND DEFERRED CHARGES:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
License (note 1a(2))*	1,792,714	1,916,980	437,767
Less—accumulated amortization	571,485	629,893	143,844

	1,221,229	1,287,087	293,923

Deferred charges—in respect of:
Obtaining long-term credit lines	55,996	55,996	12,787
Notes payable	22,017	22,017	5,028

	78,013	78,013	17,815
Less—accumulated amortization	29,894	39,152	8,941

	48,119	38,861	8,874

	1,269,348	1,325,948	302,797

*	As of December 31, 2003 NIS 153,773,000 ($35,116,000) (December 31, 2002— NIS 106,719,000) in respect of 3G band spectrum are not amortized, see also note 1f(1).

License amortization expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 169,693,000, NIS 62,042,000 and NIS 58,408,000 ($13,338,000), respectively. Amortization expenses

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on deferred charges for the years ended December 31, 2001, 2002 and 2003 totaled NIS 7,309,000, NIS 7,187,000 and NIS 9,258,000 ($2,114,000), respectively.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience Translation into dollars
	In thousands
Year ended December 31:
2004	67,051	15,312
2005	71,424	16,310
2006	71,424	16,310
2007	71,424	16,310
2008	71,424	16,310

NOTE 5—LONG-TERM BANK LOANS

In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

Facility A was available to be drawn through March 31, 2003, from the said amount, $ 383 million have been drawn. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. Facility C may be drawn through December 31, 2004 and is to be repaid until June 30, 2009.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.    Status of the facility at December 31, 2003 is as follows:

	The total facility	Amounts drawn	Amounts available for drawing
	Dollars in millions
Facility A	383	383
Facility B	150	18	132
Facility C	150		150

	683	*401	282

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.    The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,		December 31
	2003	2002	2003	2003
	Weighted average interest rates	Amount
	%
		NIS		Convenience Translation into dollars
		In thousands
In NIS—linked to the Israeli consumer price index (CPI) (1)	5.8%	629,056	364,268	83,185
In NIS—unlinked (2)	6.5%	1,838,500	1,442,800	329,482
		2,467,556	1,807,068	*412,667
Less—current maturities			119,853	27,370

		2,467,556	1,687,215	385,297

(1)	Linkage terms apply both to principal and interest.
(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.
*	The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS. Facility C, may be drawn only in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement. The margin for facility C is 1.25% per annum and cannot be reduced.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	C	Total
December 31, 2003	383	150	150	683
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

f.

Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility—in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6—NOTES PAYABLE

On August 10, 2000, the Company completed an offering of $175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

The Notes bear dollar interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem 100% of the aggregate principal amount of the Notes beginning August 15, 2005, at the following redemption price:

Redemption price
August 15:
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

On December 31, 2003, the Notes closing price was 119 points.

Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

The Company was obligated to keep a restricted deposit in the amount of one year of interest payment until December 31, 2003, which was deposited and was presented in the balance sheet under “security deposit”. On December 31, 2003, the deposit was withdrawn.

NOTE 7—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The severance pay expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 21,113,000, NIS 24,094,000 and NIS 19,723,000 (approximately $4,333,000), respectively.

c.	The Company expects to contribute in 2004, NIS 68,500,000 ($15,643,000) in respect of its severance pay and retirement obligation.

NOTE 8—COMMITMENTS AND CONTINGENCIES:

a.    Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under the license—including airtime, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter—the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

The royalty expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 112,201,000, NIS 117,281,000 and NIS 119,387,000 (approximately $27,264,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

(a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

(b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

(c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

(d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2003) for the next five years, at rates in effect at December 31, 2003, are as follows:

	NIS	Convenience translation into dollars
	In thousands
Year ended December 31:
2004	140,028	31,977
2005	78,256	17,871
2006	40,779	9,312
2007	28,718	6,558
2008	21,191	4,839
2009 and thereafter	45,443	10,377

	354,415	80,934

(f)	The rental expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 93 million, NIS 113 million, and NIS 163 million (approximately $37 million), respectively.

3)	During November 2003, the Company entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel”) for the supply, maintenance and support of a 3G system and the provision of related services, see also note 1a(3).

The Agreement is divided into two phases:

(a)	First phase scheduled for the year 2004:

For the sum of approximately $15 million. Payment is due only after Nortel meets certain milestones in accordance with the project plan and other applicable terms, provisions and requirements as defined in the agreement. The payment is subject to an Acceptance Tests Procedure (“ATP”), during which the equipment and the system delivered during the first phase undergo a series of specific and detailed acceptance tests.

(b)	Second phase:

The agreement serves as a framework agreement, under which the Company may purchase, from time to time, any equipment and services on a purchase order basis. The payments in respect of this phase are also subject to the ATP as described above.

According to Company’s current purchase forecasts the second phase is scheduled for the years 2004-2007 for the total sum of approximately $78 million.

4)	At December 31, 2003, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 160 million (approximately $ 36 million).

5)	At December 31, 2003, the Company is committed to acquire handsets for approximately NIS 162 million (approximately $ 37 million).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6)	As to the Company’s commitment to pay NIS 107 million (approximately $ 23 million) regarding the award of the new spectrum, see note 1a.

b.    Contingencies:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

2)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only a preliminary hearing has taken place and another preliminary hearing is set for March 28, 2004.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

4)	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court—within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines—ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, since preliminary proceedings are yet to take place, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9—SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):

a.    Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq—NM”). During 2001, the Company listed its shares in the according to the dual listing regulations. On December 31, 2003, the closing price per ADR on the Nasdaq—NM was $7.84; the Company’s shares were quoted on that date on the LSE at $7.70, and on the TASE at NIS 34.46 ($7.87).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

b.    Employee stock option plans:

1)	a. On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter—the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2003—5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,538,436 options have been exercised and 590,373 options have been forfeited (options forfeited are available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2003—188,983 options of the 1998 Plan remain ungranted.

b.

In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter—the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2003—5,317,555 options were granted pursuant to the 2000 Plan, of which 268,250 options have been exercised, 1,219,833 options have been forfeited and 60,250 expired (options forfeited are available for subsequent grants). As of December 31, 2003—14,820 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offers the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45—which was less than the market price on the date of grant. As of December 31, 2003—224,930 options of the 2003 amended Plan remain ungranted.

d.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

e.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relate to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

2)	Following is a summary of the status of the plans as of December 31, 2001, 2002 and 2003 and the changes therein during the years ended on those dates:

	Year ended December 31
	2001		2002		2003
		Weighted average exercise price*		Weighted average exercise price*		Weighted average exercise price*
	Number		Number		Number
		NIS		NIS		NIS
Balance outstanding at beginning of year	8,541,669	12.296	8,962,235	12.746	6,611,110	18.001
Changes during the year:
Granted**	1,063,708	19.286	768,000	20.976	195,000	20.450
Exercised	(32,314)	1.440	(2,670,637)	1.591	(1,100,352)	7.057
Forfeited	(610,828)	19.286	(448,488)	16.747	(304,538)	23.025

Expired					(60,250)	26.284
Balance outstanding at end of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945

Options exercisable at end of year	3,501,109	7.386	2,728,806	17.740	3,504,914	19.351

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS—dollar exchange rate.
**	2001 and 2002—at market value, 2003—below market value.

The following table summarizes information about options outstanding at December 31, 2003:

Options outstanding				Options exercisable
Range of exercise prices NIS	4.00 Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price
		Years	NIS		NIS
1.502	1,049,595	2.81	1.502	899,143	1.502
17.25-22.23	1,752,208	6.77	20.261	679,104	20.288
27.35	2,539,167	5.83	27.35	1,926,667	27.350

1.502-27.35	5,340,970	5.54	19.945	3,504,914	19.351

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.    Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

NOTE 10—TAXES ON INCOME:

a.    Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.    Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c.    Losses carried forward to future years

At December 31, 2003, the Group had carryforward losses of approximately NIS 1,300 million (approximately $ 297 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.    Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2002 and 2003, are as follows:

	December 31
	2002	2003	2003
	NIS		Convenience Translation into dollars
	In thousands
In respect of carryforward tax losses (see c. above)	721,405	508,916	116,217

Subscriber acquisition costs	49,833	47,766	10,908
Allowance for doubtful accounts	27,404	27,826	6,354
Provisions for employee rights	13,910	14,011	3,200
Depreciable fixed assets	(18,087)	(45,048)	(10,287)
Amortized license		66,149	15,106
Options granted to employees	28,607	17,051	3,895
Other		5,636	1,287
	823,072	642,307	146,680
Valuation allowance—in respect of carryforward tax losses and deductions that may not be utilized	(823,072)	(8,555)	(1,954)

	-,-	633,752	144,726

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the valuation allowance for the years ended December 31, 2001, 2002, and 2003, are as follows:

	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands
Balance at beginning of year	568,052	745,703	823,072	187,959
Utilization during the year		(30,410)	(161,541)	(36,890)
Change during the year	177,651	107,779	(652,976)	(149,115)

Balance at end of year	745,703	823,072	8,555	1,954

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2002, the Company had carryforward tax losses of approximately NIS 2,000 million and timing differences of approximately NIS 300 million. The Company did not have a substantial record of utilization of the carryforward tax losses (the Company had its first net income during 2002), and the Company had not been assessed for tax purposes since incorporation. Consequently, management’s assessment was, that a full valuation allowance should be established.

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million (approximately $149 million) was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During the year 2003, the Company utilized NIS 450 million ($103 million) of its carryforward tax losses.

As of December 31, 2003, the Company would require approximately NIS 1,760 million of future taxable income in order to fully realize the related deferred tax assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

A valuation allowance was provided in respect the portion of tax benefits arising from options granted to employees, which will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	The difference between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the Company (see b. above), and the actual tax expenses as reported in the statement of operations for the year ended December 31, 2003 results almost entirely from changes in the valuation allowance.

f.    Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11—LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2003, balances of liabilities of the Company in the amount of NIS 1,807 million ($413 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see also note 5).

NOTE 12—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.    Linkage of monetary balances:

1)	As follows:

	December 31, 2003
	In/or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands
NIS:
Assets	1,443	18,309	519,009

Liabilities	907,545	365,995	1,902,022

Convenience translation into dollars:
Assets	329	4,181	118,522

Liabilities	207,249	83,580	434,351

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*
At December 31:
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
Increase (decrease) during the year:
2003	(7.6%)	(1.9%)
2002	7.3%	6.5%
2001	9.3%	1.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

b.    Derivative financial instrument—foreign exchange risk management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2002 and 2003 are as follows:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	(In millions)
Currency options purchased—for the exchange of dollars into NIS	431	88	20

Currency options written—for the exchange of dollars into NIS	431	44	10

Forward transactions—for the exchange of:
Dollars into NIS	264	568	130

Euros into NIS	52

Embedded derivatives—Dollars into NIS	41	209	48

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The derivatives financial instruments are for a period of up to one year. As of December 31, 2003, the remaining contractual lives are for periods up to one year.

c.    Fair value of financial instruments

The financial instruments of the Company as of December 31, 2003 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2003, is a liability of approximately NIS 11.5 million (approximately $ 2.6 million) (December 31, 2002—approximately NIS 2 million).

NOTE 13—SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.    Accounts receivable:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(1,040)	(3,183)	(727)

(b) Allowance for doubtful accounts	(74,622)	(77,295)	(17,651)

*	Long-term trade receivables (including current maturities) as of December 31, 2002 and 2003 in the amount of NIS 4,561,000 and NIS 26,275,000 ($6,000,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (6.3%—10%).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	Other:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
Government institutions	12,144	19,396	4,429
Prepaid expenses	24,040	17,603	4,020
Sundry	14,802	19,544	4,463

	50,986	56,543	12,912

b.    Accounts payable and accruals—other:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
Employees and employee institutions	60,974	86,130	19,669
Provision for vacation and recreation pay	20,578	21,138	4,827
Government institutions	23,704	38,235	8,731
Income received in advance	40,979	44,601	10,185
Accrued interest on long-term liabilities	49,030	45,156	10,312
Derivatives instruments	1,881	11,546	2,637
Handsets warranty	2,589	2,053	469
Sundry	2,431	3,726	851

	202,166	252,585	57,681

c.    Asset retirement obligations—the changes in the asset retirement obligations for the year ended December 31, 2003, are as follows:

	NIS	Convenience translation into dollars
	In thousands
January 1, 2003	4,665	1,065
Liability incurred during the year	626	143
Liability settled during the year	(341)	(78)
Accretion expenses	296	68
Revision in the estimates during the year	1,121	256

Balance at December 31, 2003	6,367	1,454

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.    Financial expenses, net:

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands
Financial income	(9,879)	(5,052)	(1,952)	(446)
Financial expenses	306,724	350,377	320,771	73,252
Derivatives instruments	(169)	(8,302)	59,580	13,606
Exchange rate differences	73,352	69,797	(59,168)	(13,512)
CPI Linkage differences	21,893	35,723	(4,554)	(1,040)
Factoring costs	9,006	9,614	17,111	3,908
Less—capitalized interest		(6,977)	(10,078)	(2,301)

	400,927	445,180	321,710	73,467

e.    Diluted EPS

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS (the effect of the inclusion of the options for the year 2001 is anti-dilutive):

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience Translation into dollars
	In thousands
Net income (loss) used for the computation of basic and diluted EPS (in thousands)	(303,362)	84,198	1,162,650	265,506

Weighted average number of shares used in computation of basic EPS	178,909,274	179,984,090	181,930,803	181,930,803
Add—net additional shares from assumed exercise of employee stock options	4,593,060	3,085,304	1,312,354	1,312,354

Weighted average number of shares used in computation of diluted EPS	183,502,334	183,069,394	183,243,157	183,243,157

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14—TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.    Transactions with related parties:

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands
Acquisition of handsets from related party	300,024	185,237	203,675	46,512

Financial expenses, net	60,202	81,212	67,906	15,507

Selling commissions and maintenance expenses	26,807	20,624	7,458	1,703

b.    Balances with related parties:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands
Cash and cash equivalents	643	1,855	424

Current liabilities	7,200	19,066	4,354

Long-term liabilities	692,572	491,987	112,351

c.    Cost sharing agreement

The Company has entered into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter —“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2003, the Company had given notice of its participation in six projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15—SUBSEQUENT EVENT

On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav—Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd.—, which are all considered related parties of the Company.

Matav is one of Israel’s three cable television providers and its shares are registered both in the US and Israel.

The MOA sets out the principles for a transaction, under which the Company will purchase up to 40% of the shareholding of Matav in consideration for up to $137 million in cash, and receive control in Matav for a period of two years from the closing date. The transaction is subject to a number of conditions precedent, including, inter-alia, the approval of the parties’ respective boards of directors, as stipulated in the MOA, and other necessary corporate approvals. As of March 30, 2004, these conditions have not been met yet.

The Company is examining a number of options to finance the transaction.

APPENDICES—ADDITIONAL INFORMATION DISCLOSED IN THE HONG KONG

PUBLIC OFFERING

APPENDIX A—STATEMENT OF BUSINESS OBJECTIVES AND STRATEGIES

In accordance with the listing rules of the Hong Kong Stock Exchange, we have prepared the following prospective information and will be required in our semi-annual reports to compare our actual performance with the business objectives set out below. We do not otherwise intend to publish or update this information in future years.

The following statement of objectives and strategies reflects our current views with respect to future events and are not a guarantee of future pursuits, strategies or performance. We have assessed the telecommunications industry and its market potential and formulated the proposed strategies to achieve our business objectives on the basis of past industry trends, anticipated future growth as well as our past experience. By their nature, the disclosure below could be materially different from what occurs in the future. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this prospectus. Additionally, we strongly caution you to evaluate the “Forward-Looking Statements” set forth in this prospectus. You should not place undue reliance on this information.

We believe that a combination of strong economic growth and favourable demographic profiles in the markets where we currently operate will result in sustained increasing demand for our telecommunications services.

Our key strategy will be to focus our extensive assets and financial, operational and management resources towards achieving continued sustained growth for our business. In keeping with this objective, the key elements of our strategy are set out below.

We will seek to maintain and develop strong market positions in our existing markets through the development and marketing of new value-added services, continuing technological innovation, the provision of enhanced customer services, superior branding and superior marketing and distribution channels.

•	In Hong Kong, we will use our multiple 2G, 3G and fibre optic networks to offer subscribers and potential subscribers a wide range of services, from advanced high-speed multimedia services to voice-driven services, using our narrowband and broadband platforms. Our Hong Kong businesses will seek to capture and increase our share of the market for these services and to increase the usage of these services provided to subscribers in this sophisticated telecommunications market.

•

In India, we will seek to capitalise on the potential for growth of the mobile telecommunications industry to significantly increase the subscriber base and market share of our operations by leveraging on their track record of delivering customer satisfaction in the provision of innovative, high-quality and cost-effective services and their strong brand identities. To this end, our operations in India will seek to expand into new service areas and will focus on strengthening their distribution capabilities and consumer awareness of the brands under which they market. We may pursue selective acquisitions in service areas where we do not yet operate and also in service areas where we currently operate. We monitor the market for, and are periodically presented with, acquisition opportunities of various sizes. A key consideration when evaluating a potential acquisition opportunity is the benefits the acquisition would bring to our existing businesses, particularly in terms of extended geographical network coverage or improved quality of network coverage in service areas where we operate. Depending on the competitive state of the market in the relevant service area(s), acquisition opportunities we will consider include opportunities in relation to telecommunications operators with established market share. We are currently investigating potential acquisition opportunities of various sizes and, if our investigations show that such opportunities would bring benefits to our existing businesses or expand Hutch India’s license coverage of India, and if commercially advantageous terms can be agreed, we would intend to proceed to make the relevant acquisition(s).

•	In Israel, we will seek to maintain and build our position in the market by continuing to provide innovative, high-quality mobile telecommunications services and by further enhancing our reputation in terms of customer service and quality and functionality of mobile telecommunications services. In this respect, we expect that a 3G network will be deployed and services offered towards the end of 2004. In addition, we will continue to explore strategic options to strengthen, including through diversification, the business operations of our operations in Israel.

•	In Thailand, we will seek to expand the subscriber base and market share of the Hutch brand service by promoting advanced high-speed mobile multimedia services and applications through the state-of-the art CDMA2000 1X network, and by promoting the strong brand image of the Hutch brand service.

We will also seek to expand our activities and increase our participation in, and our exposure to, markets where we currently operate. Such expansion could be effected through our businesses pursuing domestic acquisition opportunities that enhance our scale and strategic positioning and enable us to compete more effectively vis-à-vis other players in our respective markets.

We will seek to continue leveraging our brands and managerial and operational expertise to create and offer differentiated services, retain high-usage customers, capture a significant portion of new customers, reduce subscriber acquisition costs and enhance operational efficiency. In addition, we intend to promote value-added services for premium subscribers to further drive average revenues per user and profits of these businesses.

We believe the Group’s track record of developing new businesses and integrating acquired businesses in multiple markets demonstrates our ability to successfully acquire existing businesses and to compete effectively as a new entrant. We monitor, or are regularly presented with, potential acquisition opportunities and intend to pursue selected acquisitions of companies or telecommunications licences in order to expand the geographic scope of our business into other high-growth markets, particularly Asia (including China), Eastern Europe and the Middle East.

In the course of acquiring new telecommunications licences and making new investments in mobile telecommunications assets, when and where regulatory conditions permit, we will seek to obtain significant management participation or influence in order to maximise operational synergies between our businesses.

We will seek to realise further synergies through integration of our existing businesses and to leverage our experience for future investments and acquisitions. The management teams of our various operating companies are familiar with the range of technology in the market and we will share technology expertise and a global procurement strategy for network expansion and upgrades among our businesses to reduce costs and capital expenditure. We will seek to continue pursuing these activities as a means of further enhancing the efficiency and profits of our businesses.

We will seek to enter potential high-growth markets. For example, on July 12, 2004 Hutchison Telecommunications (Vietnam) S.à r.l., an indirect wholly owned subsidiary of the Company, and Hanoi Telecommunications Joint Stock Company (“HTC”) entered into a Business Cooperation

Contract (“BCC”) for the joint development of a CDMA-based mobile telecommunications network in Vietnam. The BCC will not become effective until receipt from Vietnam’s Ministry of Planning and Investment of an investment licence authorising the project to proceed. The issue of such licence is pending. Under the terms of the BCC, Hutchison Telecommunications (Vietnam) S.à r.l. will contribute capital and management resources towards the deployment and operation of the proposed network. The network itself will be deployed and operated pursuant to a licence and frequency allocation secured by HTC. The parties intend to achieve returns on their respective investments in connection with the network on an agreed revenue sharing basis. We expect that our gross cash outlay for this business in the first two years will be approximately US$150 million, although the net cash outlay will be less after applying cash proceeds from operations. However, these are only estimates as the license has not been granted and until such time, contracts with suppliers and vendors on definitive terms have not been made.

APPENDIX B—PROPERTY VALUATIONS

The following is the text of the letter, a summary of valuations and an extract of the valuation certificate received from DTZ Debenham Tie Leung Limited, an independent property valuer, prepared for the purpose for incorporation in this prospectus, in connection with their valuation of the property interests (excluding leased and licensed cell sites) held by the Group as at 31 July 2004.

30 September 2004

The Directors

Hutchison Telecommunications International Limited

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Dear Sirs,

In accordance with your instructions to us to value the property interests held by Hutchison Telecommunications International Limited (the “Company”) and/or its subsidiaries (hereinafter together referred to as the “Group”) in Hong Kong, the People’s Republic of China (the “PRC”), Macau, India, Sri Lanka, Paraguay, Ghana, Thailand, Malaysia, the Philippines, Singapore, Taiwan and the United States, we confirm that we have made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of the property interests as at 31 July 2004 (the “date of valuation”).

Our valuation of each of the property interests represents its open market value which we would define as intended to mean “an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:-

(a)	a willing seller;

(b)	that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c)	that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d)	that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e)	that both parties to the transaction had acted knowledgeably, prudently and without compulsion”.

Our valuations have been made on the assumption that the Group sells the property interests on the open market without the benefit of deferred term contracts, leasebacks, joint ventures,

management agreements or any similar arrangements which could serve to affect the values of the property interests.

We have valued property nos. 3 to 10 in Group I, property nos. 11 to 18 in Group II, property nos. 19 to 20 in Group III, property no. 21 in Group IV, property nos. 22 to 32 in Group V, and property nos. 35 to 48 in Group VIII which are held by the Group in Hong Kong, the PRC, Macau, Paraguay, India, and Thailand respectively by Direct Comparison Method by making reference to comparable transactions as available in the relevant market. Due to the specific nature of the buildings and structures of property nos. 1 and 2 in Group I, property no. 33 in Group VI and property no. 34 in Group VII, we have adopted the Depreciated Replacement Costs (the “DRC”) approach. A DRC approach requires an estimate of the open market value of the land in its existing use and an estimate of the new replacement cost of the buildings and structures, from which deductions are made to allow for the age, condition and functional obsolescence.

The properties in Groups IX, X, XI, XII, XIII, XIV, XV, XVI, XVII, XVIII, XIX, XX and XXI, which are leased to the Group in Hong Kong, the PRC, Macau, Paraguay, India, Sri Lanka, Ghana, Thailand, Malaysia, the Philippines, Singapore, Taiwan and the United States respectively, have no commercial value due to prohibition against assignment or lack of substantial profit rent.

In valuing property nos. 5, 7 and 10 in Hong Kong the Government Leases of which expired before 30 June 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance, such leases have been extended without premium until 30 June 2047 and rents of three per cent. of the rateable value are charged per annum from the date of extension.

Unless otherwise stated, in the course of our valuation of the properties situated in the PRC, India, Sri Lanka, Paraguay, Ghana and Thailand, we have assumed that transferable land use rights in respect of the properties for specific terms at nominal annual land use fees have been granted and that, any premia payable have already been fully paid. We have also assumed that the grantees or the users of the properties have free and uninterrupted rights to use or to assign the properties for the whole of the unexpired terms as granted. We have relied on the advice given by the Group and the Group’s legal adviser Commerce & Finance Law Offices on PRC Law, regarding the title to each of the property interests and the Group’s interests in the properties in the PRC.

We have been provided with extract copies of documents in relation to the title to the properties situated in the PRC, India, Sri Lanka, Paraguay, Ghana and Thailand and we have caused searches to be made at the appropriate Land Registries in respect of the properties in Hong Kong and Macau. However, we have not searched the original documents to ascertain ownership or to verify any amendments which may not appear on the copies handed to us.

We have relied to a very considerable extent on the information given by the Group and its legal adviser on PRC law. We have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenures, identification of properties, particulars of occupancy, tenancy details, site and floor plans, site and floor areas and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the Group and are therefore only approximations. Unless otherwise stated, no on-site measurement has been carried out. We have had no reason to doubt the truth and accuracy of the information provided to us by the Group which are material to the valuations. We were also advised by the Group that no material facts have been omitted from the information supplied.

We have inspected the exterior and, wherever possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspections, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

As advised by the Group, up to 31 July 2004, there were in total approximately 2,886 leased cell sites situated in seven jurisdictions including 312 in Hong Kong, 69 in Macau, 1,095 in India, 89 in Sri Lanka, 105 in Paraguay, 45 in Ghana and 1,171 in Thailand. In addition, there were in total approximately 4,583 licensed cell sites situated in Hong Kong, Macau and India. A waiver has been granted by the Stock Exchange from compliance with Rules 5.01 and 5.06(1) to (3) and Practice Note 16 of the Listing Rules and an exemption has been granted by the SFC pursuant to 342A of the Companies Ordinance from compliance with Section 342(1)(b) and Paragraph 34(2) of Part II of the Third Schedule to the Companies Ordinance in respect of the Group’s leased and licensed cell sites.

As further advised by the Group, another waiver has been granted by the Stock Exchange from strict compliance with Practice Note 12 of the Listing Rules in respect of the requirement for our property valuation report to include a statement summarising the material information regarding title and other matters contained in any legal opinion relating to the 64 property interests owned by the Group in Thailand, India, Paraguay, Sri Lanka and Ghana and for the provision of such legal opinions.

Unless otherwise stated, all sums stated in our valuation certificates are in Hong Kong dollars. The exchange rates adopted in our valuations as at 31 July 2004 are US$1=HK$7.8, RMB1.06=HK$1, MOP1.03=HK$1, PYG758.4=HK$1, INR5.94=HK$1, LKR13.28=HK$1, GHC1,141.16=HK$1 and THB5.3=HK$1 which were approximately the prevailing exchange rates as at the date of valuation and the date of this letter.

We enclose herewith a summary of valuations and our valuation certificate for your attention.

Yours faithfully,

for and on behalf of

DTZ Debenham Tie Leung Limited

K.B. Wong

Registered Professional Surveyor

(General Practice Division)

M.H.K.I.S., M.R.I.C.S.

Director

Note:	Mr. K.B. Wong has been a Chartered Surveyor since 1986 and has extensive valuation experience in valuation of properties in Hong Kong, the PRC, Macau, the Asia-Pacific Region and many other countries.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 31 July 2004 HK$

Group I—Property interests held by the Group in Hong Kong

1.	Portions of 2nd and 3rd Floors and one Car Parking Space on the Ground Floor of the Telephone Exchange building, No. 1 Chun Ming Road, Hong Kong International Airport, Lantau Island, New Territories, Hong Kong	17,000,000

2.	Portions of 2nd and 3rd Floors, Telephone Exchange, No. 12 Cheung Tung Road, Tung Chung, Lantau Island, New Territories, Hong Kong	14,300,000

3.	Godowns B2 and C on 12th Floor, Ever Gain Centre, No. 28 On Muk Street, Shatin, New Territories, Hong Kong	15,000,000

4.	Unit B on 1st Floor and Flat Roof, Wang Yip Centre, No. 18 Wang Yip Street East, Yuen Long, New Territories, Hong Kong	2,070,000

5.	Units 7 to 12 with Portions of Corridor and Flat Roofs appertaining to Units 7 and 10 on 1st Floor, Block 3, Nan Fung Industrial City, No. 18 Tin Hau Road, Tuen Mun, New Territories, Hong Kong	2,520,000

	Property	Capital value in existing state as at 31 July 2004 HK$

6.	Workshop 14 on 2nd Floor, Hong Leong Plaza, No. 33 Lok Yip Road, Fanling, New Territories, Hong Kong	680,000

7.	Workshop 16 on 11th Floor, Block A, Vigor Industrial Building, Nos. 14-20 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong	410,000

8.	Office Nos. 2, 3 and 4 on 18th Floor, Kenbo Commercial Building, Nos. 335-339 Queen’s Road West, Sai Ying Pun, Hong Kong	700,000

9.	Flat A2 on 19th Floor, Block A, Ka On Building, No. 65 Catchick Street, Kennedy Town, Hong Kong	1,500,000

10.	Flat C on 17th Floor, Kam Fu Building, Nos. 2-8 On Fu Road, Tai Po, New Territories, Hong Kong	600,000

	Sub-total:	54,780,000

Group II—Property interests held by the Group in the PRC

11.	Units E and F on 17th Level, SIIC Building, No. 18 Caoxi North Road, Minhang District, Shanghai, the PRC	5,530,000

12.	Unit No. 4 (now renamed as Unit Nos. 3 and 4) on 26th Level, Minxing Financial Tower, No. 88 Tedu Street, Qingyang District, Chengdu, Sichuan Province, the PRC	3,300,000

	Property	Capital value in existing state as at 31 July 2004 HK$

13.	Unit No. 3304, Taihe Plaza, No. 72 Wusheng Road, Qiaokou District, Wuhan, Hubei Province, the PRC	1,350,000

14.	Unit Nos. A901 to A912 on 9th Level, Block A, Vantone New World Plaza, Nos. 2-8 Fuchengmenwai Avenue, Xicheng District, Beijing, the PRC	19,000,000

15.	Unit Nos. D, E, F and G on 22nd Level, New Times Square, No. 42 Wenwu Road, Xinhua Avenue, Qingyang District, Chengdu, Sichuan Province, the PRC	2,900,000

16.	Unit No. B807 on 8th Level, Block B, Yinhai Building, No. 250 Caoxi North Road, Xuhui District, Shanghai, the PRC	590,000

17.	Various residential units in Buildings B7, C2, C3 and C4 situated in Shenzhen High-Tech Industrial Park, Shennan Avenue, Nanshan District, Shenzhen, the PRC	No commercial value

18.	Levels A2, A3 and AF3 of Block R3, Shenzhen High-Tech Industrial Estate, Shennan Avenue, Nanshan District, Shenzhen, the PRC	No commercial value

	Sub-total:	32,670,000

	Property	Capital value in existing state as at 31 July 2004 HK$

Group III—Property interests held by the Group in Macau

19.	Shop A on Ground Floor and Unit A on Mezzanine Floor, Edf. Lin Seng, Estrada de Coelbo do Amaral No. 161-163C, Macau	3,400,000

20.	1st Floor, Blocks A, B, I, J, L, M and N, Edf. Iau Luen, Rua de Ferreira do Amaral No. 13B-15E, Macau	2,200,000

	Sub-total:	5,600,000

Group IV—Property interest held by the Group in Paraguay

21.	Nine cell sites in Paraguay	692,326

	Sub-total:	692,326

Group V—Property interests held by the Group in India

22.	11/5, Sarat Bose Road, Kolkata 700020, India	875,758

23.	Unit No. 5 on 4th Floor, Block B, Shyam Apartment, Samarpally, Krishnapur, Calcutta 700059, India	77,441

24.	Unit No. 402 on 4th Floor, Unit Nos. 601 to 616 on 6th Floor, and Unit Nos. 701, 702, 707, 715 and 716 on 7th Floor, Sakar—II, Ashram Road, Ellisbridge, Ahmedabad, India	8,155,498

25.	Unit No. 904, Chandraka Tower, Anandwan, Baroda, India	107,239

	Property	Capital value in existing state as at 31 July 2004 HK$

26.	Office No. ABS-1 on 1st Floor, Bomabay Market Annexie Building, Umarwada, Surat, India	1,093,636

27.	4th Floor, Jay Tower 1, Main Silvassa Road, Vapi, Dist. Valsad, India	151,549

28.	Gaurav Towers I, Basement, Ground and 1st Floors, Malviya Nagar, Jaipur, Rajasthan 302 013, India	2,418,182

29.	Basement and 1st Floor, Essar House, Opposite Randhir Cinema, Kunjpura Road, Karnal, Haryana 132 001, India	1,061,411

30.	Basement, Sangam Place, Civil Lines, Allahabad, UP, India	101,010

31.	Basement and Ground Floor, Chintels House, 16 Station Road, Lucknow, U.P 226 001, India	2,959,596

32.	Nineteen cell sites in India	1,026,308

	Sub-total:	18,027,628

Group VI—Property interest held by the Group in Sri Lanka

33.	Eleven cell sites in Sri Lanka	17,969,157

	Sub-total:	17,969,157

	Property	Capital value in existing state as at 31 July 2004 HK$

Group VII—Property interest held by the Group in Ghana

34.	Plot Nos. 78 and 79, Old Town Section A, Kumasi, Ghana	3,675,324

	Sub-total:	3,675,324

Group VIII—Property interests held by the Group in Thailand

35.	No. 166 Khuanthani Road, Nai Muang Sub-district, Muang Ubonratchathani District, Ubonratchathani Province, Thailand	377,358

36.	No. 59/13 Borom Trai Lokkanant Road, Nai Muang Sub-district, Muang District, Phitsanulok Province, Thailand	377,358

37.	No. 750, Si Chan Road, Nai Muang Sub-district, Muang District, Khonkaen Province, Thailand	603,774

38.	No. 10/27 Raksakchamul Road (Highway No. 316), Tha Chang Sub-district, Muang District, Chanthaburi Province, Thailand	339,623

39.	No. 42, Chuti-Uthit 3 Road, Hatyai Sub-district, Hatyai District, Songkhla Province, Thailand	754,717

40.	No. 44, Chuti-Uthit 3 Road, Hatyai Sub-district, Hatyai District, Songkhla Province, Thailand	754,717

41.	No. 310/6 Prachak Road, Mak Kheang Sub-district, Muang District, Udonthani Province, Thailand	698,113

	Property	Capital value in existing state as at 31 July 2004 HK$

42.	No. 199/11 Chang Klan Road, Chang Klan Sub-district, Muang District, Chiangmai Province, Thailand	849,057

43.	No. 68/12, Atthakawee Road, Paknumpho Sub-district, Muang Nakhonsawan District, Nakhonsawan Province, Thailand	792,453

44.	No. 166 Gor/19 unnamed Soi, Chang Klan Road, Chang Klan Sub-district, Muang District, Chiangmai Province, Thailand	377,358

45.	No. 658/22 Namuang Road, Talad Sub-district, Muang District, Suratthani Province, Thailand	509,434

46.	No. 20/187 Moo 10 off South Pattaya Road, Nongplue Sub-district, Banglamung District, Cholburi Province, Thailand	1,226,415

47.	No. 896 Borom Trai Lokkanant Road, Nai Muang Sub-district, Muang District, Phitsanulok Province, Thailand	339,623

48.	No. 12 Phang Nga Road, Taladyai Sub-district, Muang District, Phuket Province, Thailand	471,698

	Sub-total:	8,471,698

	Grand Total:	141,886,133

	Property	Capital value in existing state as at 31 July 2004 HK$

Group IX—Property interests leased to the Group in Hong Kong

49.	124 leased properties in Hong Kong	No commercial value

Group X—Property interests leased to the Group in the PRC

50.	15 leased properties in the PRC	No commercial value

Group XI—Property interests leased to the Group in Macau

51.	133 leased properties in Macau	No commercial value

Group XII—Property interests leased to the Group in Paraguay

52.	5 leased properties in Paraguay	No commercial value

Group XIII—Property interests leased to the Group in India

53.	266 leased properties in India	No commercial value

Group XIV—Property interests leased to the Group in Sri Lanka

54.	3 leased properties in Sri Lanka	No commercial value

Group XV—Property interests leased to the Group in Ghana

55.	11 leased properties in Ghana	No commercial value

Group XVI—Property interests leased to the Group in Thailand

56.	54 leased properties in Thailand	No commercial value

Group XVII—Property interests leased to the Group in Malaysia

57.	2 leased properties in Malaysia	No commercial value

Group XVIII—Property interests leased to the Group in the Philippines

58.	2 leased properties in the Philippines	No commercial value

Group XIX—Property interests leased to the Group in Singapore

59.	2 leased properties in Singapore	No commercial value

Group XX—Property interest leased to the Group in Taiwan

60.	1 leased property in Taiwan	No commercial value

Group XXI—Property interest leased to the Group in the United States

61	1 leased property in the United States	No commercial value

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
1.

Portions of 2nd and 3rd Floors and one Car Parking Space on the Ground Floor of the Telephone Exchange building, No. 1 Chun Ming Road, Hong Kong International Airport,
Lantau Island,
New Territories, Hong Kong

A portion of the Remaining Portion of Chek Lap Kok Lot No. 1 and the Extension thereto

The property comprises portions of the 2nd and 3rd floors and one car parking space of a 4-storey telephone exchange building completed in 1998.

The property has a gross floor area of approximately 586.691 sq.m. (6,315 sq.ft.), excluding the car parking space.

The land of the property is held by the Airport Authority from the Government for a term of years from 1 December 1995 to 30 June 2047. The term of sub-lease of the telephone exchange is from 3 February 1997 to 2 December 2028. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$17,000,000

Notes:

(1)	A portion of the Remaining Portion of Chek Lap Kok Lot No.1 and the Extension thereto having an area of approximately 1,701 square meters (the “land”) is leased by the Airport Authority to Hong Kong Telephone Company Limited (now known as PCCW-HKT Telephone Limited), Hutchison Communications Limited (now known as Hutchison Global Communications Limited) and New World Telephone Limited (now known as New World Telecommunications Limited) (as tenants in common in the following shares: namely as to 57/100th parts or shares in Hong Kong Telephone Company Limited, as to 28/100th parts or shares in Hutchison Communications Limited and as to 15/100th parts or shares in New World Telephone Limited (as Lessee) under a sub-lease dated 3 February 1997 and registered in the Islands New Territories Land Registry by Memorial No. 242390.

(2)	The sub-lease of the land prohibits assignment of the property. In the event that the Lessee desires to assign the property at any time during the term of the sub-lease, the Lessee shall obtain the consent from the Airport Authority.

(3)	Hutchison Communications Limited (now known as Hutchison Global Communications Limited) is entitled to have exclusive right to hold use and occupy the property under and by virtue of a Deed of Mutual Covenant and Management Agreement dated 3 December 1998 and registered in the Islands New Territories Land Registry by Memorial No. 278343.

(4)	At the time of our title search, we are not aware of any mortgage registered against the property under the name of Hong Kong Telephone Company Limited, Hutchison Communications Limited, New World Telephone Limited, PCCW-HKT Telephone Limited, Hutchison Global Communications Limited or New World Telecommunications Limited.

(5)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
2.	Portions of 2nd and 3rd Floors, Telephone Exchange, No. 12 Cheung Tung Road, Tung Chung, Lantau Island, New Territories, Hong Kong A portion of Tung Chung Town Lot No. 8

The property comprises portions of the 2nd and 3rd floors of a 4-storey telephone exchange building completed in 1998.

The property has a gross floor area of approximately 413.027 sq.m. (4,446 sq.ft.).

The property is held from the Government for a term of years from 16 May 1998 to 30 June 2025. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$14,300,000

Notes:

(1)	The registered owners of the whole of Tung Chung Town Lot No. 8 are Hong Kong Telephone Company Limited (now known as PCCW-HKT Telephone Limited), Hutchison Communications Limited (now known as Hutchison Global Communications Limited) and New World Telephone Limited (now known as New World Telecommunications Limited) holding as tenants in common in the following shares: namely as to 5,850/10,000th parts or shares in Hong Kong Telephone Company Limited, as to 1,869/10,000th parts or shares in Hutchison Communications Limited and as to 2,281/10,000th parts or shares in New World Telephone Limited.

(2)	At the time of our title search, we are not aware of any mortgage registered against the property under the name of Hong Kong Telephone Company Limited, Hutchison Communications Limited, New World Telephone Limited, PCCW-HKT Telephone Limited, Hutchison Global Communications Limited or New World Telecommunications Limited.

(3)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
3.	Godowns B2 and C on 12th Floor, Ever Gain Centre, No. 28 On Muk Street, Shatin, New Territories, Hong Kong 177/5720th parts or shares of and in Sha Tin Town Lot No. 402

The property comprises two godown units on the 12th floor of a 20-storey godown building completed in 1993.

The property has a saleable area of approximately 1,637.68 sq.m. (17,628 sq.ft.).

The property is held from the Government for a term of years from 4 May 1992 to 30 June 2047. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$15,000,000

Notes:

(1)	The registered owner of the property is Hutchison Global Crossing Limited (now known as Hutchison Global Communications Limited).

(2)	The property is subject to a temporary waiver letter dated 15 April 2002 and issued by District Lands Officer, Sha Tin to permit the use of the property for the purpose of information technology and telecommunications industries for the life time of the existing building.

(3)	At the time of our title search, we are not aware of any mortgage registered against the property.

(4)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
4.	Unit B on 1st Floor and Flat Roof, Wang Yip Centre, No. 18 Wang Yip Street East, Yuen Long, New Territories, Hong Kong 44/1380th parts or shares of and in Yuen Long Town Lot No. 385

The property comprises an industrial unit together with its flat roof on the 1st floor of a 9-storey industrial building completed in 1992.

The property has a gross floor area of approximately 411.46 sq.m. (4,429 sq.ft.) plus a flat roof area of approximately 136.29 sq.m. (1,467 sq.ft.).

The property is held from the Government for a term of years from 23 January 1990 to 30 June 2047. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$2,070,000

Notes:

(1)	The registered owner of the property is Hutchison Global Crossing Limited (now known as Hutchison Global Communications Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

(3)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

(4)	According to the Group, the registered owner is in the process of applying for a waiver from the Government to permit the property to be used for information technology and telecommunications industries. In the event that the waiver is not granted, the Group will cease to use the property for installation of telecommunications equipment and relocate such equipment to other properties owned by or leased to the Group or owned by other third parties. The Group has also confirmed that non-compliance with the permitted use of the property pending the grant of the waiver will not have a material impact on the Group’s operations and its trading and financial position.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
5.

Units 7 to 12 with Portions of Corridor and Flat Roofs appertaining to Units 7 and 10 on 1st Floor,
Block 3,
Nan Fung Industrial City,

No. 18 Tin Hau Road,
Tuen Mun,
New Territories, Hong Kong

157590/26992290th parts or shares of and in Tuen Mun Town Lot No. 233

The property comprises six industrial units on the 1st floor together with flat roofs appertaining to units 7 and 10 and portions of the corridor of a 16-storey industrial building completed in 1989.

The property has a total gross floor area of approximately 1,374.30 sq.m. (14,793 sq.ft.) plus a total flat roof area of approximately 89.74 sq.m. (966 sq.ft.).

The property is held from the Government for a term of 99 years from 1 July 1898 less the last three days and was statutorily extended to 30 June 2047. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$2,520,000

Notes:

(1)	The registered owner of the property is Hutchison Global Crossing Limited (now known as Hutchison Global Communications Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

(3)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

(4)	According to the Group, the registered owner is in the process of applying for a waiver from the Government to permit the property to be used for information technology and telecommunications industries. In the event that the waiver is not granted, the Group will cease to use the property for installation of telecommunications equipment and relocate such equipment to other properties owned by or leased to the Group or owned by other third parties. The Group has also confirmed that non-compliance with the permitted use of the property pending the grant of the waiver will not have a material impact on the Group’s operations and its trading and financial position.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
6.	Workshop 14 on 2nd Floor, Hong Leong Plaza, No. 33 Lok Yip Road, Fanling, New Territories, Hong Kong 188/21231st parts or shares of and in Fanling Sheung Shui Town Lot No. 106

The property comprises an industrial unit on the 2nd floor of a 6-storey industrial building completed in 1992.

The property has a gross floor area of approximately 187.85 sq.m. (2,022 sq.ft.).

The property is held from the Government for a term of years from 14 November 1990 to 30 June 2047. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is occupied by the Group for installation of tele-communication equipment.	HK$680,000

Notes:

(1)	The registered owner of the property is Hutchison Global Crossing Limited (now known as Hutchison Global Communications Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

(3)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

(4)	According to the Group, the registered owner is in the process of applying for a waiver from the Government to permit the property to be used for information technology and telecommunications industries. In the event that the waiver is not granted, the Group will cease to use the property for installation of telecommunications equipment and relocate such equipment to other properties owned by or leased to the Group or owned by other third parties. The Group has also confirmed that non-compliance with the permitted use of the property pending the grant of the waiver will not have a material impact on the Group’s operations and its trading and financial position.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
7.	Workshop 16 on 11th Floor, Block A, Vigor Industrial Building, Nos. 14-20 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong 7/4000th parts or shares of and in Tsing Yi Town Lot No. 86

The property comprises a workshop unit on the 11th floor of an 18-storey industrial building completed in 1986.

The property has a saleable area of approximately 126.07 sq.m. (1,357 sq.ft.).

The property is held from the Government for a term of 99 years less the last three days from 1 July 1898 which has been statutorily extended to 30 June 2047. The current Government Rent payable for the property is an amount equal to 3 per cent. of the rateable value for the time being of the property per annum.

			The property was previously leased for a term of 2 years from 26 August 2002 to 25 August 2004 at a monthly rent of HK$6,000, inclusive of rates and management fees and is currently vacant.	HK$410,000

Note:

(1)	The registered owner of the property is Vanda Instrument & Equipment Company Limited.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
8.

Office Nos. 2, 3 and 4 on 18th Floor, Kenbo Commercial Building,

Nos. 335-339 Queen’s Road West,

Sai Ying Pun,

Hong Kong

148/10703rd parts or shares of and in Section B and the Remaining Portion of Inland Lot No. 1270

The property comprises three office units on the 18th floor of a 23-storey commercial building completed in 1982.

The property has a total gross floor area of approximately 95.88 sq.m. (1,032 sq.ft.).

The property is held from the Government for a term of 999 years from 1 October 1855. The current Government Rent payable for the Remaining Portion of Inland Lot No. 1270 is HK$22 per annum.

			The property is currently occupied by the Group for installation of tele-communication equipment.	HK$700,000

Notes:

(1)	The registered owner of the property is Hutchison Radio Telephone Limited (now known as Hutchison Telephone Company Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

(3)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
9.	Flat A2 on 19th Floor, Block A, Ka On Building, No. 65 Catchick Street, Kennedy Town, Hong Kong 6/646th parts or shares of and in the Remaining Portion of Section D of Marine Lot No. 245

The property comprises a residential unit on the 19th floor of a 24-storey residential block erected over a commercial podium completed in 1988.

The property has a gross floor area of approximately 60.83 sq.m. (655 sq.ft.).

The property is held from the Government for a term of 999 years from 24 June 1892. The current Government Rent payable for the lot is HK$88 per annum.

			The property is currently occupied by the Group as staff quarter.	HK$1,500,000

Notes:

(1)	The registered owner of the property is Hutchison Telephone Company Limited.

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

VALUATION CERTIFICATE

Group I—Property interests held by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
10.	Flat C on 17th Floor, Kam Fu Building, Nos. 2-8 On Fu Road, Tai Po, New Territories, Hong Kong 5/594th parts or shares of and in Sections A, B, C, D and E of Lot No. 826 in Demarcation District No. 6

The property comprises a residential unit on the 17th floor of a 23-storey composite building completed in 1976.

The property has a gross floor area of approximately 45.24 sq.m. (487 sq.ft.).

The property is held from the Government for a term of 75 years from 1 July 1898 renewed for a further term of 24 years and was statutorily extended to 30 June 2047. The current annual Government Rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property.

			The property is currently leased for a term of two years from 19 May 2004 to 18 May 2006 at a monthly rent of HK$3,300 inclusive of rates and management fees.	HK$600,000

Notes:

(1)	The registered owner of the property is Hutchison Telephone Company Limited.

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
11.	Units E and F on 17th Level, SIIC Building, No. 18 Caoxi North Road, Minhang District, Shanghai, the PRC

The property comprises 2 office units on the 17th level of a 40-storey office building erected on an 8-storey podium plus 2 levels of basement carpark completed in 1996.

The property has a total gross floor area of approximately 337.76 sq.m. (3,636 sq.ft.).

The land use rights of the property have been granted for a term expiring on 28 November 2044 for office use.

			The property is currently occupied by the Group as offices.	HK$5,530,000

Notes:

(1)	According to Real Estate Title Certificate Nos. (1997) 005660 and (1997) 005661 both issued by Shanghai Housing and Land Administrative Bureau dated 26 November 1997, the property comprising a gross floor area of 215.25 sq.m. and 122.51 sq.m. for Units E and F respectively, have been granted to Janeper Development Limited for a term expiring on 28 November 2044 for office use.

(2)	According to two Pre-sale Contracts of Overseas Sale Commodity Housing both entered into between Shanghai SIIC Development Co. Ltd (Party A) and Janeper Development Limited (Party B), Party B purchased the property comprising a gross floor area of 215.25 sq.m. for Unit E and 122.51 sq.m. for Unit F at a total consideration of US$678,120 from Party A.

(3)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Janeper Development Limited for a term from 27 August 1997 to 28 November 2044 and 5 August 1997 to 28 November 2044 for Units E and F respectively;

(ii)	The Building Ownership of the property is held by Janeper Development Limited;

(iii)	The property is not subject to any mortgage; and

(iv)	Janeper Development Limited is entitled to transfer, lease and mortgage the property.

(4)	We have prepared our valuation on the following assumptions:

(i)	Janeper Development Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(5)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:-

Real Estate Title Certificates	Yes
Pre-sale Contracts of Overseas Sale Commodity Housing	Yes
Business Licence	N/A

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
12.	Unit No. 4 (now renamed as Unit Nos. 3 and 4) on 26th Level, Minxing Financial Tower, No. 88 Tedu Street, Qingyang District, Chengdu, Sichuan Province, the PRC

The property comprises an office unit on the 26th level of a 32-storey office tower erected upon a 6-storey commercial podium plus 4 levels of basement completed in 1998.

The property is currently partitioned into two portions and has a total gross floor area of approximately 425.37 sq.m. (4,579 sq.ft.).

The land use rights of the property have been granted for a term expiring on 22 May 2044.

Unit No. 2604 of the property comprising a gross floor area of approximately 201 sq.m. (2,164 sq.ft.) is currently leased to a tenant for a term from 15 January 2004 to 14 January 2006 at a monthly rent of RMB11,055, exclusive of management fees and utilities charges.

Unit No. 2604A property comprising a gross floor area of approximately 224.37 sq.m. (2,415 sq.ft.) is currently leased to a tenant for a term from 18 April 2003 to 17 June 2006 at a monthly rent of RMB11,250, exclusive of management fees and utilities charges.

HK$3,300,000

Notes:

(1)	According to Certificate for the Use of State-owned Land No. (2003) 015 issued by Chengdu Lands Bureau dated 8 January 2003, the land use rights of Minxing Financial Tower comprising a total site area of 4,437.87 sq.m. have been granted to Sichuan Minxing Construction Company Limited for a term expiring on 22 May 2034 and 22 May 2044 for commercial portion and composite portion respectively.

(2)	According to Building Ownership Certificate No. 0629748 issued by Chengdu Real Estate Administrative Bureau on 26 July 2001, the building ownership of the property comprising a gross floor area of 425.37 sq.m. is held by Janeper Development Limited .

(3)	According to Sale and Purchase Agreement of Minxing Financial Tower entered into between Sichuan Minxing Construction Company Limited (Party A) and Janeper Development Limited (Party B), Party B has agreed to purchase the property comprising a gross floor area of 413 sq.m. from Party A at a consideration of RMB5,286,400.

(4)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Janeper Development Limited for a term expiring on 22 May 2044;

(ii)	The Building Ownership of the property is held by Janeper Development Limited;

(iii)	The property is not subject to any mortgage; and

(iv)	Janeper Development Limited is entitled to transfer, lease and mortgage the property.

(5)	We have prepared our valuation on the following assumptions:-

(i)	Janeper Development Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

VALUATION CERTIFICATE

(6)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Sale and Purchase Agreement	Yes
Business Licence	N/A

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
13.	Unit No. 3304, Taihe Plaza, No. 72 Wusheng Road, Qiaokou District, Wuhan, Hubei Province, the PRC

The property comprises an office unit on the 33rd level of a 45-storey office building completed in 1996.

The property has a gross floor area of approximately 225.58 sq.m. (2,428 sq.ft.).

The Land Use Rights of the property have been granted for a term expiring on 1 August 2042.

			The property is currently occupied by the Group as an office.	HK$1,350,000

Notes:

(1)	According to Certificate for the Use of State-owned Land No. (2004) 1880 issued in May 2004, the land use rights of the property comprising an apportioned area of 10.65 sq.m. have been granted to Janeper Development Limited for a term expiring on 1 August 2042.

(2)	According to Building Ownership Certificate No. 003-00473 issued by Wuhan Real Estate Administrative Bureau on 12 June 1998, the building ownership of the property comprising a gross floor area of 225.58 sq.m. is held by Janeper Development Limited.

(3)	According to Sale Contract of Commodity Housing entered into between Wuhan Taihe Real Estate Development Company Limited (Party A) and Janeper Development Limited (Party B), Party B purchased the property, comprising a gross floor area of 202 sq.m., at a consideration of RMB1,747,300 from Party A. The land use rights of the property have been granted to Party A for a term of 50 years from 1 August 1992 to 1 August 2042.

(4)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Janeper Development Limited for a term expiring on 1 August 2042;

(ii)	The Building Ownership of the property is held by Janeper Development Limited;

(iii)	The property is not subject to any mortgage; and

(iv)	Janeper Development Limited is entitled to transfer, lease and mortgage the property.

(5)	We have prepared our valuation on the following assumptions:-

(i)	Janeper Development Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(6)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Sale Contracts of Commodity Housing	Yes
Business Licence	N/A

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
14.	Unit Nos. A901 to A912 on 9th Level, Block A, Vantone New World Plaza, Nos. 2-8 Fuchengmenwai Avenue, Xicheng District, Beijing, the PRC

The property comprises the whole 9th level of a 20-storey office tower (Block A) of an office/ commercial composite complex named Vantone New World Plaza. The development was completed in 1996.

The property is currently partitioned into various portions and has a total floor area of approximately 1,441.60 sq.m. (15,517 sq.ft.).

The land use rights of the property have been granted for a term from 13 August 2001 to 2 November 2043 for composits uses.

			The property is currently leased to three tenants for terms from 1 September 2002 to 31 August 2005, 5 January 2003 to 4 January 2005 and 1 December 2002 to 30 November 2004 with monthly rents of RMB66,572.33, RMB31,645 and RMB20,079 respectively. All monthly rents are exclusive of management fees and utilities charges.	HK$19,000,000

Notes:

(1)	According to 12 Real Estate Title Certificates Nos. JFQZSXGATZ 1770017 to 1770022 and 1770024 to 1770029 all issued by Beijing Land Resources and Building Administrative Bureau , the land use terms and the building ownership of the property comprising a total gross floor area of 1,441.60 sq.m. are held by Vanda Computer & Equipment Company Limited .

(2)	According to Sale Contract of Real Estate entered into between Vanda Investment International Co. Limited (Party A) and Vanda Computer & Equipment Company Limited (Party B) on 22 February 2001, Party B purchased Unit Nos. A901 to A906 on the 9th Level in Block A of Vantone New World Plaza, comprising a total gross floor area of 720.86 sq.m., at a total consideration of US$1,831,000 from Party A.

According to 6 Presale Contracts of Real Estate all entered into between Beijing Vantone Plaza Real Estate Company Limited (Party A) and Vanda Computer & Equipment Company Limited on 8 March 1994, Party B agreed to purchase Unit Nos. A907 to A912 on the 9th Level in Block A of Vantone New World Plaza, comprising a total gross floor area of 647.74 sq.m., at a total consideration of US$1,594,691.80 from Party A.

(3)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Vanda Computer & Equipment Company Limited for a term from 13 August 2001 to 2 November 2043;

(ii)	The Building Ownership of the property is held by Vanda Computer & Equipment Company Limited; and

(iii)	The property is subject to a mortgage in favour of Beijing City Commercial Bank Co., Ltd.

VALUATION CERTIFICATE

(4)	We have prepared our valuation on the following assumptions:

(i)	Vanda Computer & Equipment Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(5)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Real Estate Title Certificates	Yes
Presale/ Sale Contracts of Real Estate	Yes
Business Licence	N/A

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
15.	Unit Nos. D, E, F and G on 22nd Level, New Times Square, No. 42 Wenwu Road, Xinhua Avenue, Qingyang District, Chengdu, Sichuan Province, the PRC

The property comprises 4 office units on the 22nd level of a 28-storey office building completed in 1996.

The property has a total gross floor area of approximately 382.93 sq.m. (4,122 sq.ft.).

The land use rights of property have been granted for a term expiring on 30 October 2045 for office use.

			Unit nos. D and E are currently leased to a tenant for a term of 1 year from 25 January 2004 to 25 January 2005 at a monthly rent of RMB7,738.5, exclusive of rates and management fees. The remaining portion of the property is currently occupied by the Group as an office.	HK$2,900,000

Notes:

(1)	According to Certificate for the Use of State-owned Land No. (2003) 018596 issued by Chengdu Qingyang District Land Resources Bureau on 13 April 2003, the land use rights of the property have been granted to Vanda Computer & Equipment Company Limited for a term expiring on 30 October 2045 for office use.

(2)	According to Building Ownership Certificate No. 0849826 issued by Chengdu Real Estate Administrative Bureau on 27 February 2003, the building ownership of the property comprising a gross floor area of 382.93 sq.m. is held by Vanda Computer & Equipment Company Limited.

(3)	According to Sale and Purchase Agreement of New Times Square entered into between Sichuan New Times Enterprise Co., Ltd. and (Party A) and Vanda Computer & Equipment Company Limited (Party B), Party B purchased the property, comprising a gross floor area of 382.93 sq.m., at a consideration of RMB3,025,147 from Party A.

(4)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Vanda Computer & Equipment Company Limited for a term expiring on 30 October 2045;

(ii)	The Building Ownership of the property is held by Vanda Computer & Equipment Company Limited;

(iii)	The property is not subject to any mortgage; and

(iv)	Vanda Computer & Equipment Company Limited is entitled to transfer, lease, mortgage and dispose of the property by any other legal means.

(5)	We have prepared our valuation on the following assumptions:

(i)	Vanda Computer & Equipment Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

VALUATION CERTIFICATE

(6)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Sale and Purchase Agreement	Yes
Business Licence	N/A

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
16.	Unit No. B807 on 8th Level, Block B, Yinhai Building, No. 250 Caoxi North Road, Xuhui District, Shanghai, the PRC

The property comprises an office unit on the 8th level of a 12-storey office building plus a bicycle parking basement completed in 1992.

The property has a gross floor area of approximately 92.84 sq.m. (999 sq.ft.).

The land use rights of the property have been granted for a term expiring on 13 October 2043.

			The property is currently vacant.	HK$590,000

Notes:

(1)	According to Real Estate Title Certificate No. (2004)019076 dated 24 May 2004 issued by Shanghai Xuhui Real Estate Registration Bureau , the land use terms and building ownership of the property comprising a gross floor area of 92.84 sq.m. are held by Vanda Computer & Equipment Company Limited for a term expiring on 13 October 2043.

(2)	According to Sale Contract of Overseas Sale Commodity Housing entered into between Shanghai Zhongnongxin Real Estate Company Limited (Party A) and Vanda Computer & Equipment Company Limited (Party B), Party B has agreed to purchase the property comprising a gross floor area of 92.84 sq.m. from Party A at a consideration of US$204,923.

(3)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Vanda Computer & Equipment Company Limited for a term expiring on 13 October 2043;

(ii)	The Building Ownership of the property is held by Vanda Computer & Equipment Company Limited;

(iii)	The property is not subject to any mortgage; and

(iv)	Vanda Computer & Equipment Company Limited is entitled to transfer, lease and mortgage the property.

(4)	We have prepared our valuation on the following assumptions:

(i)	Vanda Computer & Equipment Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government;

(ii)	all considerations have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(5)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Real Estate Title Certificate	Yes
Sale Contract	Yes
Business Licence	N/A

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
17.	Various residential units in Buildings B7, C2, C3 and C4 situated in Shenzhen High-Tech Industrial Park, Shennan Avenue, Nanshan District, Shenzhen, the PRC

The property comprises 20 residential units in 2 multi-storey buildings completed in 1997.

The property has a total gross floor area of approximately 903.50 sq.m. (9,725 sq.ft.).

The land use rights of the property have been granted for a term of 50 years from 28 January 1996 to 27 January 2046 for residential use.

			Portion of the property is currently leased whilst the remaining portion is currently occupied by the Group as staff quarters.	No commercial value

Notes:

(1)	The property comprises the following units:

Building C2: 2303 and 2304
Building C3: 2401, 2402, 2403 and 2404
Building C4: 2501, 2502, 2503 and 2504
Building B7: 301, 302, 303, 304, 305, 306, 307, 308, 309 and 310

(2)	According to the opinion of the PRC legal adviser, Vanda Computer Systems Integration (Shenzhen) Co., Ltd. is not entitled to freely transfer, mortgage and lease the property, we have therefore not assigned value to the property.

(3)	According to 20 Real Estate Title Certificate Nos. 4000019814 to 4000019833 all dated 6 April 1999, the land use rights of the property comprising a total gross floor area of 903.50 sq.m. have been granted to Vanda Computer Systems Integration (Shenzhen) Co., Ltd. for a term of 50 years from 28 January 1996 to 27 January 2046 for residential use. The property was purchased at a total consideration was RMB2,502,695.

(4)	According to Business Licence No. 304191 dated 9 March 2004, Vanda Computer Systems Integration (Shenzhen) Co., Ltd. has been incorporated with a registered capital of US$2,100,000 for a valid operation period from 23 December 1995 to 23 December 2045.

(5)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Vanda Computer Systems Integration (Shenzhen) Co., Ltd. for a term from 28 January 1996 to 27 January 2046;

(ii)	The Building Ownership of the property is held by Vanda Computer Systems Integration (Shenzhen) Co., Ltd.;

(iii)	The property is not subject to any mortgage; and

(iv)	Vanda Computer Systems Integration (Shenzhen) Co., Ltd. is not entitled to freely transfer, mortgage and lease the property.

(6)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Real Estate Title Certificates	Yes
Business Licence	Yes

VALUATION CERTIFICATE

Group II—Property interests held by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
18.	Levels A2, A3 and AF3 of Block R3, Shenzhen High-Tech Industrial Estate, Shennan Avenue, Nanshan District, Shenzhen, the PRC

The property comprises the 2nd and 3rd levels of a 6-storey industrial building completed in 1997.

The property has a total gross floor area of approximately 2,686.39 sq.m. (28,916 sq.ft.).

The land use rights of the property have been granted for a term of 50 years from 28 July 1995 to 27 July 2045 for industrial use.

			Level AF3 of the property comprising a gross floor area of approximately 393.53 sq.m. (4,236 sq.ft.) is currently leased to a tenant for a term from 1 August 2004 to 31 July 2005 at a monthly rent of RMB19,676.50, exclusive of management fees and utilities charges. The remaining portion of the property comprising a gross floor area of 2,292.86 sq.m. (24,680 sq.ft.) is currently occupied by the Group.	No commercial value

Notes:

(1)	According to the opinion of the PRC legal adviser, Vanda Computer Systems Integration (Shenzhen) Co., Ltd. is not entitled to freely transfer, mortgage and lease the property, we have therefore not assigned value to the property.

(2)	According to 3 Real Estate Title Certificate Nos. 4000054012, 4000054013 and 4000054014 all dated 8 October 2001, the land use rights of property comprising a total gross floor area of 2,686.39 sq.m. have been granted to Vanda Computer Systems Integration (Shenzhen) Co., Ltd for a term of 50 years from 28 July 1995 to 27 July 2045 for industrial use. The property was purchased at a total consideration was RMB7,568,877.

(3)	According to Business Licence No. 304191 dated 9 March 2004, Vanda Computer Systems Integration (Shenzhen) Co., Ltd. has been incorporated with a registered capital of US$2,100,000 for a valid operation period from 23 December 1995 to 23 December 2045.

(4)	The opinion of the Group’s PRC legal adviser states that:

(i)	The Land Use Rights of the property have been granted to Vanda Computer Systems Integration (Shenzhen) Co., Ltd. for a term from 28 July 1995 to 27 July 2045;

(ii)	The Building Ownership of the property is held by Vanda Computer Systems Integration (Shenzhen) Co., Ltd.;

(iii)	The property is subject to a mortgage in favour of Shenzhen Commercial Bank Company Limited; and

(iv)	Vanda Computer Systems Integration (Shenzhen) Co., Ltd. is not entitled to freely transfer, mortgage and lease the property.

(5)	The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Real Estate Title Certificates	Yes
Business Licence	Yes

VALUATION CERTIFICATE

Group III—Property interests held by the Group in Macau

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
19.	Shop A on Ground Floor and Unit A on Mezzanine Floor, Edf. Lin Seng, Estrada de Coelbo do Amaral No. 161-163C, Macau

The property comprises a shop unit on the ground floor and a residential unit on the mezzanine floor of a 21-storey composite building completed in about 1987.

The property has a total saleable area of approximately 380.90 sq.m. (4,100 sq.ft.) plus patio area of approximately 10.96 sq.m. (118 sq.ft.).

The property is held from the Macau Government for a term expiring on 11 March 2009. The current annual Government Rent payable for the whole building is MOP31,956.

			The ground floor of the property is currently occupied by the Group as retail shop whilst the mezzanine floor of the property is vacant.	HK$3,400,000

Notes:

(1)	The registered owner of the property is Telecontacto Union Limitada (also known as Union Telecom Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

VALUATION CERTIFICATE

Group III—Property interests held by the Group in Macau

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
20.	1st Floor, Blocks A, B, I, J, L, M and N, Edf. Iau Luen, Rua de Ferreira do Amaral No. 13B-15E, Macau

The property comprises seven office units on the first floor of a 24-storey (including basement floor) composite building completed in 1987.

The property has a total saleable area of approximately 414.25 sq.m. (4,459 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$2,200,000

Notes:

(1)	The registered owner of the property is Telecontacto Union Limitada (also known as Union Telecom Limited).

(2)	At the time of our title search, we are not aware of any mortgage registered against the property.

VALUATION CERTIFICATE

Group IV—Property interest held by the Group in Paraguay

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
21.	Nine cell sites in Paraguay

The property comprises nine cell sites in different locations in Paraguay.

The property has a total site area of approximately 13,937.57 sq.m. (150,024 sq.ft.).

There is a single-storey office building having an area of approximately 123.50 sq.m. (1,329 sq.ft.) erected on one of the sites.

The property is held under freehold ownership.

			Except for two sites which are currently vacant, the property is currently occupied by the Group as cell sites for installation of tele-communication equipment.	HK$692,326 (PYG525,060,000)

Notes:

(1)	The registered owner of the property (except the cell site at Ciudad del Este) is Comunicaciones Personales S.A. (now known as Hutchison Telecommunications Paraguay S.A.).

(2)	The registered owner of the cell site at Ciudad del Este is Hutchison Telecommunications Paraguay S.A.

(3)	The nine cell sites are situated in the following locations:

San Lorenzo
Presidente Franco
Ciudad del Este
Areguá
Luque
Hernandarias (2 sites)
Mariano Roque Alonso and
Limpio

(4)	We have prepared our valuation on the following assumptions:

(i)	Comunicaciones Personales S.A. is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(5)	As advised by the Group, the property is not subject to any mortgage.

(6)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
22.	11/5, Sarat Bose Road, Kolkata 700020, India

The property comprises a shop on the ground floor and a car parking space of a 5-storey plus basement commercial building completed in about 1995.

The property has an area of approximately 111.02 sq.m. (1,195 sq.ft.), excluding the car parking space.

The property is held under freehold ownership.

			The property is occupied by the Group as a shop.	HK$875,758 (INR5,202,000)

Notes:

(1)	The registered owner of the property is Usha Martin Telekom Limited (now known as Hutchison Telecom East Limited).

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecom East Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
23.	Unit No. 5 on 4th Floor, Block B, Shyam Apartment, Samarpally, Krishnapur, Calcutta 700059, India

The property comprises a unit on the 4th floor of a 5-storey residential building completed in about 1996.

The property has an area of approximately 69.68 sq.m. (750 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as a warehouse, technical store and equipment room for a cell site.	HK$77,441 (INR460,000)

Notes:

(1)	The registered owner of the property is Usha Martin Telekom Limited (now known as Hutchison Telecom East Limited).

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecom East Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
24.	Unit No. 402 on 4th Floor, Unit Nos. 601 to 616 on 6th Floor, and Unit Nos. 701, 702, 707, 715 and 716 on 7th Floor, Sakar—II, Ashram Road, Ellisbridge, Ahmedabad, India

The property comprises 22 office units and 14 car parking spaces on various floors of an 11-storey plus 2 basements commercial building completed in about 1992.

The property has a total area of approximately 2,970.46 sq.m. (31,974 sq.ft.), excluding the car parking spaces.

The property is held under freehold ownership.

			The property is occupied by the Group as offices.	HK$8,155,498 (INR48,443,660)

Notes:

(1)	The registered owner of the property is Fascel Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Fascel Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to mortgages in favour of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
25.	Unit No. 904, Chandraka Tower, Anandwan, Baroda, India

The property comprises a domestic unit on the 9th floor of an 11-storey composite building completed in about 1987 to 1988.

The property has an area of approximately 92.90 sq.m. (1,000 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group for storage purpose.	HK$107,239 (INR637,000)

Notes:

(1)	The registered owner of the property is Fascel Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Fascel Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to mortgages in favour of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
26.	Office No. ABS-1 on 1st Floor, Bomabay Market Annexie Building, Umarwada, Surat, India

The property comprises an office unit on the 1st floor of a 3-storey commercial building completed in the early 1980’s.

The property has an area of approximately 501.67 sq.m. (5,400 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as an office and switch site.	HK$1,093,636 (INR6,496,200)

Notes:

(1)	The registered owner of the property is Fascel Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Fascel Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to mortgages in favour of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
27.	4th Floor, Jay Tower 1, Main Silvassa Road, Vapi, Dist. Valsad, India

The property comprises an office unit on the 4th floor of a 10-storey composite building completed in the early 1990’s.

The property has an area of approximately 130.06 sq.m. (1,400 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as an office.	HK$151,549 (INR900,200)

Notes:

(1)	The registered owner of the property is Fascel Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Fascel Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to mortgages in favour of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
28.	Gaurav Towers I, Basement, Ground and 1st Floors, Malviya Nagar, Jaipur, Rajasthan 302 013, India

The property comprises the basement, ground and 1st floors of a 6-storey plus basement commercial building completed in about 1998.

The property has a total area of approximately 722.32 sq.m. (7,775 sq.ft.).

The property is held for a term of 99 years from 6 November 1996 to 5 November 2095.

			The property is occupied by the Group as a shop, an office and a warehouse.	HK$2,418,182 (INR14,364,000)

Notes:

(1)	The registered owner of the property is Aircel Digilink India Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Aircel Digilink India Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The properly is subject to a mortgage in favour of Global Trust Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
29.	Basement and 1st Floor, Essar House, Opposite Randhir Cinema, Kunjpura Road, Karnal, Haryana 132 001, India

The property comprises the basement and 1st floor of a 3-storey plus basement commercial building completed in about 1994.

The property has a total area of approximately 944.72 sq.m. (10,169 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as an office.	HK$1,061,411 (INR6,304,780)

Notes:

(1)	The registered owner of the property is Aircel Digilink India Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Aircel Digilink India Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to a mortgage in favour of Global Trust Bank.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
30.	Basement, Sangam Place, Civil Lines, Allahabad, UP, India

The property comprises the basement of a 12-storey commercial building completed in about 1996.

The property has an area of approximately 40 sq.m. (431 sq.ft.).

The property is held for a term of 99 years from 23 October 1997 to 22 October 2096.

			The property is occupied by the Group as a warehouse.	HK$101,010 (INR600,000)

Notes:

(1)	The registered owner of the property is Aircel Digilink India Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Aircel Digilink India Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
31.	Basement and Ground Floor, Chintels House, 16 Station Road, Lucknow, U.P 226 001, India

The property comprises the basement and ground floor of a 5-storey plus basement commercial building completed in about 1987.

The property has a total area of approximately 826.83 sq.m. (8,900 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as an office.	HK$2,959,596 (INR17,580,000)

Notes:

(1)	The registered owner of the property is Sterling Cellular Limited (now known as Hutchison Essar Telecom Limited).

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Essar Telecom Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	The property is subject to a mortgage in favour of Industrial Development Bank of India.

VALUATION CERTIFICATE

Group V—Property interests held by the Group in India

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
32.	Nineteen cell sites in India

The property comprises nineteen cell sites in different locations in India.

The property has a total area of approximately 7,581.66 sq.m. (81,609 sq.ft.).

17 cell sites are held under freehold ownership. The remaining 2 cell sites are held for terms for 99 years expiring on 8 December 2096 and 25 September 2098 respectively.

			The property is currently occupied by the Group mainly as cell sites for installation of tele-communication equipment.	HK$1,026,308 (INR6,096,270)

Notes:

(1)	The registered owner of eighteen cell sites of the property is Fascel Limited and the registered owner of the remaining cell site is Aircel Digilink India Limited.

(2)	The nineteen cell sites are situated in the following locations:

Kheda, Ahmedabad-Baroda
Taluka Karjan
Taluka Bharuch
Taluka Mehsana
Taluka Gandhinagar
Ambawadi, Ahmedabad
Kalol Taluka
Surat
Taluka Sanand
Amreli
Panchmahal
Bhavnagar
Rajkot (2 sites)
Bhuj Taluka
Dang
Bopal, Ahmedabad
Vasna, Ahmedabad and
Barabanki

(3)	We have prepared our valuation on the following assumptions:

(i)	Fascel Limited and Aircel Digilink India Limited are in possession of a proper legal title to the property and are entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(4)	Except for one cell site in Barabanki which is not subject to any mortgage, the property is subject to a mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank.

(5)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group VI—Property interest held by the Group in Sri Lanka

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
33.	Eleven cell sites in Sri Lanka

The property comprises eleven cell sites in different locations in Sri Lanka.

The property has a total site area of approximately 46,612 sq.m. (501,732 sq.ft.).

The property is held under freehold ownership.

			The property is currently occupied by the Group mainly as cell sites for installation of telecommunication equipment.	HK$17,969,157 (LKR238,630,400)

Notes:

(1)	The owner of the property is Hutchison Telecommunications Lanka (Private) Limited.

(2)	The eleven cell sites are situated in the following locations:

Aluthgama
Belungala
Chilaw
Habaraduwa
Hikkaduwa
Hantana
Kalutara
Lunuwila
Panadura
Warakapola and
Walpola

(3)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications Lanka (Private) Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(4)	As advised by the Group, the property is not subject to any mortgage.

(5)	The valuation excludes the telecommunication equipment and all plant and machinery installed in the property.

VALUATION CERTIFICATE

Group VII—Property interest held by the Group in Ghana

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
34.	Plot Nos. 78 and 79, Old Town Section A, Kumasi, Ghana

The property comprises a 3-storey commercial building erected upon a site of approximately 2,063.88 sq.m. (22,216 sq.ft.) and was completed in mid 1980’s.

The property has a total area of approximately 2,393.63 sq.m. (25,765 sq.ft.).

The property is held from the Government for a term of 50 years from 1 February 1994.

			The property is currently vacant.	HK$3,675,324 (GHC4,194,132,800)

Notes:

(1)	The owner of the property is Celltel Limited (now known as Kasapa Telecom Limited).

(2)	We have prepared our valuation on the following assumptions:

(i)	Celltel Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interest held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
35.	No. 166 Khuanthani Road, Nai Muang Sub-district, Muang Ubonratchathani District, Ubonratchathani Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 61.2 sq.m. (659 sq.ft.) and was completed in about 1990.

The property has an area of approximately 144 sq.m. (1,550 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$377,358 (THB2,000,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
36.	No. 59/13 Borom Trai Lokkanant Road, Nai Muang Sub-district, Muang District, Phitsanulok Province, Thailand

The property comprises a 3-storey plus penthouse commercial building erected upon a site of approximately 55.2 sq.m. (594 sq.ft.) and was completed in about 1990.

The property has an area of approximately 135 sq.m. (1,453 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$377,358 (THB2,000,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
37.	No. 750, Si Chan Road, Nai Muang Sub-district, Muang District, Khonkaen Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 80 sq.m. (861 sq.ft.) and was completed in about 1989.

The property has an area of approximately 236 sq.m. (2,540 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$603,774 (THB3,200,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
38.	No. 10/27 Raksakchamul Road (Highway No. 316), Tha Chang Sub-district, Muang District, Chanthaburi Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 151.2 sq.m. (1,628 sq.ft.) and was completed in about 1994.

The property has an area of approximately 216 sq.m. (2,325 sq.ft.).

The property is held under freehold ownership.

			The property is currently occupied by the Group as a shop.	HK$339,623 (THB1,800,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
39.	No. 42, Chuti-Uthit 3 Road, Hatyai Sub-district, Hatyai District, Songkhla Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 100 sq.m. (1,076 sq.ft.) and was completed in about 1990.

The property has an area of approximately 230 sq.m. (2,476 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$754,717 (THB4,000,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
40.	No. 44, Chuti-Uthit 3 Road, Hatyai Sub-district, Hatyai District, Songkhla Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 100 sq.m. (1,076 sq.ft.) and was completed in about 1990.

The property has an area of approximately 230 sq.m. (2,476 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$754,717 (THB4,000,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
41.	No. 310/6 Prachak Road, Mak Kheang Sub-district, Muang District, Udonthani Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 88 sq.m. (947 sq.ft.) and was completed in about 1989.

The property has an area of approximately 208 sq.m. (2,239 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$698,113 (THB3,700,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
42.	No. 199/11 Chang Klan Road, Chang Klan Sub-district, Muang District, Chiangmai Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 63.20 sq.m. (680 sq.ft.) and was completed in about 1989.

The property has an area of approximately 152 sq.m. (1,636 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$849,057 (THB4,500,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
43.	No. 68/12, Atthakawee Road, Paknumpho Sub-district, Muang Nakhonsawan District, Nakhonsawan Province, Thailand

The property comprises a 3-storey commercial building erected upon two sites with a total site area of approximately 71.6 sq.m. (771 sq.ft.) and was completed in about 1993.

The property has an area of approximately 164 sq.m. (1,765 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$792,453 (THB4,200,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
44.	No. 166 Gor/19 unnamed Soi, Chang Klan Road, Chang Klan Sub-district, Muang District, Chiangmai Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 57.2 sq.m. (616 sq.ft.) and was completed in about 1991.

The property has an area of approximately 172 sq.m. (1,851 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$377,358 (THB2,000,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
45.	No. 658/22 Namuang Road, Talad Sub-district, Muang District, Suratthani Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 121.6 sq.m. (1,309 sq.ft.) and was completed in about 1990.

The property has an area of approximately 205 sq.m. (2,207 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$509,434 (THB2,700,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
46.	No. 20/187 Moo 10 off South Pattaya Road, Nongplue Sub-district, Banglamung District, Cholburi Province, Thailand

The property comprises a 4-storey commercial building erected upon a site of approximately 73.60 sq.m. (792 sq.ft.) and was completed in about 1989.

The property has an area of approximately 208 sq.m. (2,239 sq.ft.).

The property is held under freehold ownership.

			The property is occupied by the Group as a shop.	HK$1,226,415 (THB6,500,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
47.	No. 896 Borom Trai Lokkanant Road, Nai Muang Sub-district, Muang District, Phitsanulok Province, Thailand

The property comprises a 4-storey commercial building erected upon a site of approximately 80 sq.m. (861 sq.ft.) and was completed in about 1995.

The property has an area of approximately 212 sq.m. (2,282 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$339,623 (THB1,800,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

VALUATION CERTIFICATE

Group VIII—Property interests held by the Group in Thailand

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July 2004
48.	No. 12 Phang Nga Road, Taladyai Sub-district, Muang District, Phuket Province, Thailand

The property comprises a 3-storey commercial building erected upon a site of approximately 85.2 sq.m. (917 sq.ft.) and was completed in about 1991.

The property has an area of approximately 224 sq.m. (2,411 sq.ft.).

The property is held under freehold ownership.

			The property is currently vacant.	HK$471,698 (THB2,500,000)

Notes:

(1)	The registered owner of the property is Hutchison Telecommunications (Thailand) Company Limited.

(2)	We have prepared our valuation on the following assumptions:

(i)	Hutchison Telecommunications (Thailand) Company Limited is in possession of a proper legal title to the property and is entitled to transfer the property together with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

(ii)	all land premium and costs of ancillary facilities have been fully settled;

(iii)	the design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

(iv)	the property may be freely disposed of to other parties.

(3)	As advised by the Group, the property is not subject to any mortgage.

APPENDICES—SUPPLEMENTAL INFORMATION

APPENDIX C—PARTNER COMMUNICATIONS INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004

The following has been extracted from the Form 6-K filed by Partner Communications Company Ltd. with the United States Securities and Exchange Commission on July 28, 2004.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS AT JUNE 30, 2004

(Unaudited)

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,954	3,774	1,102	839
Accounts receivable:
Trade	551,131	482,141	122,555	107,214
Other	58,012	56,543	12,900	12,573
Inventories	154,761	102,861	34,414	22,873
Deferred income taxes	211,859	220,000	47,111	48,922

Total current assets	980,717	865,319	218,082	192,421

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables—trade	46,285	13,906	10,292	3,092
Funds in respect of employee rights upon retirement	67,262	58,724	14,957	13,059

	113,547	72,630	25,249	16,151

FIXED ASSETS, net of accumulated depreciation and amortization	1,771,920	1,694,584	394,023	376,826

LICENSE AND DEFERRED CHARGES, net of amortization	1,355,515	1,325,948	301,427	294,852

DEFERRED INCOME TAXES	301,172	413,752	66,972	92,006

	4,522,871	4,372,233	1,005,753	972,256

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853		26,652
Accounts payable and accruals:
Trade	519,765	387,818	115,580	86,239
Other	232,212	252,585	51,637	56,167

Total current liabilities	751,977	760,256	167,217	169,058

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,570,728	1,687,215	349,283	375,187
Notes payable	786,975	766,325	175,000	170,408
Liability for employee rights upon retirement	86,597	76,506	19,257	17,013
Asset retirement obligations	6,803	6,367	1,513	1,416

Total long-term liabilities	2,451,103	2,536,413	545,053	564,024

Total liabilities	3,203,080	3,296,669	712,270	733,082

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of NIS 0.01 par value: authorized—December 31, 2003 and June 30, 2004—235,000,000 shares; issued and outstanding—December 31, 2003—182,695,574 shares and June 30, 2004—183,461,591 shares	1,835	1,827	408	406
Less—receivable in respect of shares	(852)	(4,374)	(189)	(972)
Capital surplus	2,317,188	2,303,055	515,274	512,131
Deferred compensation	(1,179)	(2,509)	(262)	(558)
Accumulated deficit	(997,201)	(1,222,435)	(221,748)	(271,833)

Total shareholders’ equity	1,319,791	1,075,564	293,483	239,174

	4,522,871	4,372,233	1,005,753	972,256

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels			Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2004	3 month period ended June 30, 2004
	2004	2003	2004	2003
	(Unaudited)
	In thousands (except per share data)
REVENUES—net:
Services	2,233,864	1,943,108	1,138,254	1,003,137	496,745	253,114
Equipment	239,362	165,397	116,326	74,102	53,227	25,867

	2,473,226	2,108,505	1,254,580	1,077,239	549,972	278,981

COST OF REVENUES:
Services	1,393,048	1,240,561	709,562	618,002	309,773	157,785
Equipment	326,341	279,582	154,161	121,829	72,568	34,281

	1,719,389	1,520,143	863,723	739,831	382,341	192,066

GROSS PROFIT	753,837	588,362	390,857	337,408	167,631	86,915
SELLING AND MARKETING EXPENSES	168,228	159,574	76,504	81,282	37,409	17,012
GENERAL AND ADMINISTRATIVE EXPENSES	84,494	80,453	48,553	38,099	18,789	10,797

OPERATING PROFIT	501,115	348,335	265,800	218,027	111,433	59,106
FINANCIAL EXPENSES—net	153,039	158,414	66,011	62,926	34,031	14,679

INCOME BEFORE TAXES ON INCOME	348,076	189,921	199,789	155,101	77,402	44,427
TAXES ON INCOME	122,842		66,374		27,317	14,759

NET INCOME FOR THE PERIOD	225,234	189,921	133,415	155,101	50,085	29,668

EARNINGS PER SHARE (“EPS”):
Basic	1.23	1.05	0.73	0.85	0.27	0.16

Diluted	1.22	1.04	0.72	0.85	0.27	0.16

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	183,143,256	181,704,757	183,308,290	181,759,051	183,143,256	183,308,290

Diluted	184,852,967	183,316,602	184,912,233	181,803,143	184,852,967	184,912,233

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT

OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	In thousands
New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2004 (unaudited):
Exercise of options granted to employees	8	3,522	12,711			16,241
Income tax benefit in respect of exercise of options granted to employees			2,121			2,121
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options Forfeited			(699)	1,330		631
Net income					225,234	225,234

BALANCE AT JUNE 30, 2004 (unaudited)	1,835	(852)	2,317,188	(1,179)	(997,201)	1,319,791

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	406	(972)	512,131	(558)	(271,833)	239,174
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2004 (unaudited):
Exercise of options granted to employees	2	783	2,827			3,612
Income tax benefit in respect of exercise of options granted to employees			472			472
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited			(156)	296		140
Net income					50,085	50,085

BALANCE AT JUNE 30, 2004 (unaudited)	408	(189)	515,274	(262)	(221,748)	293,483

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30		6 month period ended June 30, 2004
	2004	2003
	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	225,234	189,921	50,085
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	272,678	268,313	60,636
Amortization of deferred compensation related to employee stock option grants, net	631	2,786	140
Liability for employee rights upon retirement	10,091	6,971	2,244
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	23,810	(75,520)	5,295
Erosion of security deposit		9,609
Deferred income taxes	120,721		26,845
Income tax benefit in respect of exercise of option granted to employees	2,121		472
Capital gain on sale of fixed assets	(391)	(4,780)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(101,369)	3,970	(22,541)
Other	(1,469)	7,708	(327)
Increase (decrease) in accounts payable and accruals:
Trade	65,405	(77,473)	14,544
Other	(24,190)	30,810	(5,379)
Decrease (increase) in inventories	(51,900)	27,234	(11,541)
Increase in asset retirement obligations	132		29

Net cash provided by operating activities	541,504	389,549	120,415

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(260,229)	(199,643)	(57,868)
Proceeds from sale of fixed assets	552	7,466	123
Purchase of additional spectrum	(48,850)	(34,977)	(10,863)
Funds in respect of employee rights upon retirement	(8,538)	(8,108)	(1,899)

Net cash used in investing activities	(317,065)	(235,262)	(70,507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	16,241	473	3,613
Repayment of long term bank loans	(239,500)	(150,700)	(53,258)

Net cash used in financing activities	(223,259)	(150,227)	(49,645)

INCREASE IN CASH AND CASH EQUIVALENTS	1,180	4,060	263
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	839

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,954	5,420	1,102

Supplementary information on investing activities not involving cash flows

At June 30, 2004 and 2003, trade payables include NIS 120,070,000 ($ 26,700,000) (unaudited) and NIS 56,468,000 (unaudited), respectively, in respect of acquisition of fixed assets. These balances are recognized in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at June 30, 2004 and for the six and three month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%
Six months ended June 30,
2004	2.7	1.4
2003	(9.0)	(0.5)
Three months ended June 30:
2004	(0.7)	1.5
2003	(8.0)	(1.3)
Year ended December 31, 2003	(7.6)	(1.9)

The Nominal NIS figures at June 30, 2004 and December 31, 2003 and for the six and three month periods ended at June 30, 2004 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at June 30, 2004 ($ 1 = NIS 4.497). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

JUNE 30, 2004

(Unaudited)

3.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

No options were granted during the six-months period ended June 30, 2004 and 2003.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

					Convenience translation into U.S. dollars (see note 2b)
	New Israeli shekels
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2004	3 month period ended June 30, 2004
	2004	2003	2004	2003
	(Unaudited)
	In thousands (except EPS data)
Net income for the period, as reported	225,234	189,921	133,415	155,101	50,085	29,668
Add: stock based employee compensation expense, included in reported net income (2004—net of income taxes)	404	2,786	160	1,838	90	36
Deduct: stock based employee compensation expense determined under fair value method for all awards (2004—net of income taxes)	(2,425)	(7,437)	(1,526)	(3,153)	(539)	(339)

Pro-forma net income	223,213	185,270	132,049	153,786	49,636	29,365

EPS:
Basic—as reported	1.23	1.05	0.73	0.85	0.27	0.16

Basic—pro forma	1.22	1.02	0.72	0.85	0.27	0.16

Diluted—as reported	1.22	1.04	0.72	0.85	0.27	0.16

Diluted—pro-forma	1.21	1.01	0.71	0.85	0.27	0.16

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

JUNE 30, 2004

(Unaudited)

4.	Recent accounting pronouncement

FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”).” This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions were effective for 2003 calendar year-end financial statements and accordingly have been applied by the Company in the 2003 annual consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

5.	Contingencies:

a)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and a proposed amended motion and claim. The motion to amend was granted. The Company has submitted its response. According to a procedural agreement between the parties, both the private consumer and the Company have submitted written summations and responses.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

b)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At his stage, since preliminary proceedings between the parties are yet to take place, and the parties are holding negotiations and the claim concerns a contract interpretation issue, the

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

JUNE 30, 2004

(Unaudited)

Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regards to a preliminary motion to dismiss, which was submitted by the Company.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

d)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

e)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

f)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

g)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

JUNE 30, 2004

(Unaudited)

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court—within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines—ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

6.	On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav—Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd.-, which are all considered related parties of the Company.

Matav is an Israeli cable television provider and its shares are registered both in the US and Israel.

The MOA has since expired and the Company has discontinued negotiations regarding this transaction.

7.	On June 29, 2004, the Israeli Parliament passed the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter – the Amendment), which provides for the gradual reduction—commencing from January 1, 2004—in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005—34%, in 2006—32%, and in 2007 and thereafter—30%. The Amendment was signed at the beginning of July 2004 by the officials authorized by the State of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11, 2004.

In accordance with FAS 109 (“Accounting for income taxes”) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law at balance sheet date. Since, as at June 30, 2004, the Amendment had not yet been “enacted”, as defined in FAS 109, the measurement of the current and deferred taxes for the three months and six months ended June 30, 2004 is made without taking the aforementioned Amendment into consideration.

The effect of the Amendment will be included in the financial statements for the period of the three months ended September 30, 2004, resulting in an increase in the Company’s income tax expenses (current and deferred) for that period by NIS 34.5 million.

8.	On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of the long-term bank facility by an aggregate of approximately $100 million. The reduction shall occur in steps by the end of the year.

You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

Through and including November 1, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Hutchison Telecommunications International Limited

69,300,000

American Depositary Shares

Representing

1,039,500,000 Ordinary Shares

Goldman Sachs (Asia) L.L.C.

ABN AMRO Rothschild

Citigroup

Daiwa Securities SMBC Hong Kong

The Hongkong and Shanghai Banking Corporation Limited

JPMorgan

Merrill Lynch & Co.

Kotak Investment Banking

Morgan Stanley